UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13 a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934
For the month of           May           , 20 08
Perusahaan Perseroan (Persero)
PT TELEKOMUNIKASI INDONESIA

(Translation of registrant’s name into English)
Jalan Japati No. 1 Bandung-40133 INDONESIA

(Address of principal executive office)
[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]
Form 20-F ☑     Form 40-F ☐
[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934]
Yes ☐     No ☑
[If “yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-   ]
Enclosure: 2007 Annual Report of Perusahaan Perseroan (Persero) PT TELEKOMUNIKASI INDONESIA

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

Perusahaan Perseroan (Persero) PT TELEKOMUNIKASI INDONESIA
(Registrant)

Date	May 23, 2008	By	/s/ Harsya Denny Suryo
(Signature)
Harsya Denny Suryo
Vice President Investor Relation & Corporate Secretary

CREATING SUPERIOR VALUE
TELKOM ANNUAL REPORT 2007
Creating Superior Value
TELKOM sets the trend in the telecommunications sector in Indonesia. We lead the market in fixed-line telephony, mobile cellular, enterprise wholesale telecommunications solutions and network IT services. We strive to create superior value for our stakeholders — providing and sustaining strong returns for our shareholders, comprehensive solutions for our customers, growth opportunities for our employees and business partners, and progress for our communities, the nation and the world.

TELKOM IN BRIEF
About TELKOM
PT Telekomunikasi Indonesia, Tbk. (“TELKOM”, “Company”, “we” or “our”) provides information and telecommunications (InfoComm) services. We are the largest full-service network provider in Indonesia. We provide fixed wireline and fixed wireless telephone, mobile cellular, data and internet, network and interconnection services directly or through associate companies.
As of December 31, 2007, we served 63.0 million customers consisting of 8.7 million fixed wireline telephone subscribers, 6.4 million fixed wireless telephone subscribers and 47.9 million mobile telephone subscribers. Our customer base grew 29.9% in 2007.
As of December 31, 2007, our shares were owned by the Government of the Republic of Indonesia (“Government”) (51.82%) and the general public (48.18%). Our shares are listed on the Indonesia Stock Exchange (“IDX”), New York Stock Exchange (“NYSE”), London Stock Exchange (“LSE”) and Tokyo Stock Exchange (without listing). Our share prices at the IDX by the end of December 2007 increased 0.5% to Rp.10,150 from Rp.10,100 in the same period of 2006. Our market capitalization by the end of 2007 reached Rp.204,624 billion or 10.3% of the market capitalization of IDX.
Vision
To become a leading InfoComm player in the region.
Mission
—	To provide one stop InfoComm services with excellent quality and competitive prices.

—	To be a role model as the best managed Indonesian corporation.
Objective
TELKOM has one main strategic objective: creating superior value to achieve US$30.0 billion market capitalization by 2010.
Strategic Initiatives
1.	Optimize fixed wireline (“FWL”) legacy.

2.	Align cellular-fixed wireless access (“FWA”) and setup FWA as separate business unit.

3.	Invest in broadband.

4.	Integrate enterprise solutions.

5.	Integrate Next Generation Network (“NGN”).

6.	Expand into IT services.

7.	Expand to portal business.

8.	Streamline subsidiary portfolio.

9.	Align business structure and portfolio management.
10.	Transform corporate culture.

History of the Company
TELKOM, a majority state-owned company, is the principal provider of fixed line telecommunications services in Indonesia. TELKOM’s majority-owned subsidiary, PT Telekomunikasi Selular (“Telkomsel”) is also the largest Indonesian mobile cellular operator. The Company provides other telecommunications services, including interconnection, network, data and internet, and related services. The Company’s stated aim is to operate telecommunications networks and provide telecommunications and information services.
In 1884, the Dutch colonial government established a private company to provide postal services and domestic telegraph services and, subsequently, international telegraph services. Telephony was introduced to Indonesia in 1882 and, until 1906, was provided by privately-owned companies pursuant to a 25-year government license. In 1906, the Dutch colonial government formed a government agency to assume control of all postal and telecommunications services in Indonesia. In 1961, most of these services were transferred to a newly-established state-owned company. The Government separated postal and telecommunications services in 1965 into two state-owned companies, PN Pos and Giro and PN Telekomunikasi.
In 1974, PN Telekomunikasi was further divided into two state-owned companies: Perusahaan Umum Telekomunikasi (“Perumtel”) to provide domestic and international telecommunications services and PT Industri Telekomunikasi Indonesia (“PT INTI”) to manufacture telecommunications equipment. In 1980, the international telecommunications business was transferred to PT Indonesian Satellite Corporation (“Indosat”).
In 1991, Perumtel was transformed into a state-owned limited liability corporation and renamed Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia, or TELKOM. Prior to 1995, TELKOM’s operations were segregated into twelve regional operating units, known as “Witel”. Each Witel had a management structure responsible for all aspects of business in their respective regions, from the provision of telephone services to property management and security.
In 1995, TELKOM converted all twelve Witels into seven regional divisions (Division I Sumatra; Division II Jakarta; Division III West Java; Division IV Central Java and DI Yogyakarta; Division V East Java; Division VI Kalimantan; and Division VII Eastern part of Indonesia) and one Network Division. TELKOM entered into KSO Agreements pursuant to which it transferred the right to operate five of its seven regional divisions (Regional Divisions I, III, IV, VI and VII) to private sector consortium. Under the agreements, the KSO partners manage and operate the regional division for a fixed term, build a specified number of fixed lines and at the end of the term, transfer the telecommunications facilities to TELKOM for an agreed amount of compensation. Revenues from the KSO operations were shared between TELKOM and the KSO partners.
Following the Indonesian economic crisis that began in mid-1997, certain KSO partners experienced difficulties in fulfilling their obligations to TELKOM, which led to certain disputes. As a result, TELKOM entered into agreements to acquire control of its KSO partners in regions I, III and VI, and amended the terms of the KSO agreement with its KSO partners in regions IV and VII to obtain legal rights to control financial and operating decisions of respective regions.
On November 14, 1995, the Government sold TELKOM shares through an initial public offering. TELKOM shares are listed on the Jakarta Stock Exchange and the Surabaya Stock Exchange (both of which merged in December 2007 and became the Indonesia Stock Exchange), and its shares, in the form of American Depositary Shares (“ADSs”), are listed on the NYSE and the LSE. Its shares were also publicly offered without listing on the Tokyo Stock Exchange. TELKOM is the largest company by market capitalization in Indonesia, with a market capitalization of approximately Rp.204,624 billion as of December 31, 2007. The Government owns an aggregate interest of 51.82% of the issued and outstanding shares of TELKOM. The Government also holds one Dwiwarna share of TELKOM, which has special voting and veto rights over certain matters.
In 1999, the Government passed Telecommunications Law No. 36 (“Telecommunications Law”) which became effective in September 2000. The law provides key guidelines for industry reforms, including industry liberalization, facilitation of new entrants and enhanced competition. Previously, TELKOM and Indosat maintained joint ownership in most telecommunications companies in

Indonesia. The Government reforms called for the progressive elimination of these joint shareholdings to promote competitive market. As a result, in 2001, TELKOM acquired Indosat’s 35.0% interest in Telkomsel, resulting in TELKOM owning 77.7% shares of the shares of Telkomsel, and Indosat acquired TELKOM’s 22.5% interest in Satelindo and 37.7% interest in Lintasarta. In 2002, TELKOM sold 12.7% of Telkomsel to Singapore Telecom Mobile Pte Ltd (“SingTel Mobile”), resulting in TELKOM’s ownership being reduced to 65.0% of the shares of Telkomsel.
Pursuant to the Telecommunications Law, on August 1, 2001, the Government terminated the exclusive rights of TELKOM to provide fixed line services in Indonesia and Indosat to provide international direct dial services. TELKOM’s exclusive rights to provide domestic local service and domestic long-distance service were terminated in August 2002 and August 2003, respectively. On June 7, 2004, TELKOM began to provide IDD fixed line services.
Financial Highlights (in Indonesian GAAP)
Consolidated Balance Sheets
(in billion Rupiah)

	Dec 31, 2003	Dec 31, 2004	Dec 31, 2005	Dec 31, 2006	Dec 31, 2007

Total Current Assets	8,942	9,204	10,305	13,921	15,978
Total Non-Current Assets	41,341	46,975	51,866	61,215	66,081
TOTAL ASSETS	50,283	56,179	62,171	75,136	82,059

Total Current Liabilities	11,170	11,677	13,513	20,536	20,674
Total Non-Current Liabilities	18,092	21,436	19,061	18,344	18,331
TOTAL LIABILITIES	29,262	33,113	32,574	38,880	39,005

MINORITY INTEREST	3,708	4,938	6,305	8,187	9,305

EQUITY	17,313	18,128	23,292	28,069	33,749
Consolidated Income Statements
(in billion Rupiah, except for Net income per share and Net income per ADS)

	Dec 31, 2003	Dec 31, 2004	Dec 31, 2005	Dec 31, 2006	Dec 31, 2007

Total Operating Revenue	27,116	33,948	41,807	51,294	59,440

Total Operating Expenses	15,140	19,360	24,636	29,701	32,967

EBITDA	17,486	21,899	25,660	31,716	37,067

OPERATING INCOME	11,976	14,588	17,171	21,593	26,473

Other Income (Expenses) — net	(524)	(1,839)	(929)	400	(877)

INCOME BEFORE TAX	11,452	12,749	16,242	21,993	25,596

NET INCOME	6,087	6,615	7,994	11,006	12,857
Net income per share	301.95	328.10	396.51	547.15	644.08
Net income per ADS (40 series-B shares per ADS)	12,077.83	13,124.14	15,860.25	21,886.00	25,763.20

Consolidated Financial and Operational Ratios

	Dec 31, 2003	Dec 31, 2004	Dec 31, 2005	Dec 31, 2006	Dec 31, 2007

Return on Assets (ROA)[1] (%)	12.1	11.8	12.9	14.6	15.7
Return on Equity (ROE)[2] (%)	35.2	36.5	34.3	39.2	38.1
Current Ratio[3] (%)	80.1	78.8	76.3	67.8	77.3
Total Liabilities to Total Assets[4] (%)	58.2	58.9	52.4	51.7	47.5
Operating Margin[5] (%)	44.2	43.0	41.1	42.1	44.5
EBITDA Margin[6] (%)	64.5	64.5	61.4	61.8	62.4
Net Income Margin[8] (%)	22.4	19.5	19.1	21.5	21.6
Debt to Equity[9] (%)	88.5	91.7	57.9	54.8	46.7
Debt to EBITDA (%)	87.6	75.9	52.5	48.5	42.6
EBITDA to Interest Expense[10] (times)	12.6	17.2	21.8	24.7	25.8
EBITDA to Net Debt[11] (%)	180.4	187.1	322.7	454.9	677.8

PRODUCTIVITY RATIOS:
Total Revenue/Employee (Rp. billion)	0.9	1.0	1.2	1.5	1.8
LIS/Employee (sst)	275.1	340.3	452.4	465.9	593.3

(1)	ROA represents net income divided by total asset as at year end.

(2)	ROE represents net income divided by total equity as at year end.

(3)	Current ratio represents current asset divided by current liabilities as at year end.

(4)	Liabilities to total asset represents total liabilities divided by total asset as at year end.

(5)	Operating margin represents operating income divided by operating revenue.

(6)	EBITDA margin represents EBITDA divided by operating revenue.

(7)	EBITDA represents operating income plus depreciation and amortization.

(8)	Net income margin represents net income divided by operating revenue.

(9)	Debt to equity represents total debt divided by total equity as at year end.

(10)	EBITDA to interest expense represents EBITDA divided by interest expense.

(11)	EBITDA to net debt represents EBITDA divided by total debt minus cash and cash equivalents, temporary investments and escrow accounts as at year end.

Selected Financial Data
KAP Haryanto Sahari & Rekan, a member firm of PricewaterhouseCoopers in Indonesia (“PwC”), audited our consolidated financial statements for the years 2006 and 2007. KAP Siddharta Siddharta & Widjaja, the member firm of KPMG International in Indonesia (“KPMG”), audited our consolidated financial statements for the years 2003, 2004 and 2005. These consolidated financial statements were prepared in accordance with Indonesian GAAP, which differs in certain significant respects from U.S. GAAP. See Notes 56 and 57 to the Company’s consolidated financial statements, which provide a summary of the significant differences between Indonesian GAAP and U.S. GAAP and a reconciliation of the amounts of U.S. GAAP net income and our stockholders’ equity for each year reported in our consolidated financial statements.
As of December 31, 2007, nine companies and their subsidiaries were consolidated into our consolidated financial statements for the fiscal year 2007. These are PT Telekomunikasi Indonesia International (TII, formerly PT AriaWest International — “AriaWest”, 100%-owned by the Company), PT Dayamitra Telekomunikasi (“Dayamitra”, 100%-owned by the Company), PT Pramindo Ikat Nusantara (“Pramindo”, 100%-owned by the Company), PT Telekomunikasi Selular (“Telkomsel”, 65%-owned by the Company), PT Multimedia Nusantara (“Metra”, 100%-owned by the Company), PT Infomedia Nusantara (“Infomedia”, 51%-owned by the Company), PT Indonusa Telemedia (“Indonusa”, 98.75%-owned by the Company), PT Graha Sarana Duta (“GSD”, 99.99%-owned by the Company), and PT Napsindo Primatel Internasional (“Napsindo”, 60%-owned by the Company). See Note 1d to our consolidated financial statements.
The table below summarizes our financial information for the end of each specified year. This information should be read in conjunction with “Management’s Discussion and Analysis — Operating and Financial Review and Prospects” and is qualified in its entirety by reference to our consolidated financial statements and the related notes to them included elsewhere in this Annual Report.

	Years Ended December 31,
	2003	2004	2005	2006	2007	2007
	(Figures are presented in billions of Rupiah, except per shares, dividends and ADS)					(Figures are presented in millions of US Dollars, except per shares, dividends and ADS)(1)

Consolidated Income Statement Data
Indonesian GAAP
OPERATING REVENUES
Telephone
Fixed lines
Local and SLJJ usage	6,562	7,439	7,223	7,131	7,023	748
Monthly subscription charges	1,949	2,935	3,290	3,492	3,701	394
Installation charges	223	201	197	170	124	13
Others	163	70	71	186	153	16

Total fixed lines revenues	8,897	10,645	10,781	10,979	11,001	1,171

Cellular
Air time charges	7,678	9,826	13,666	19,257	21,823	2,323
Monthly subscription charges	581	448	384	298	372	40
Features	6	91	457	959	313	33
Connection fee charges	194	56	64	109	130	14

Total cellular revenues	8,459	10,421	14,571	20,623	22,638	2,410

Total telephone revenues	17,356	21,066	25,352	31,602	33,639	3,581

Joint Operation Schemes
Minimum TELKOM Revenues (MTR)	900	296	269	207	—	—

	Years Ended December 31,
	2003	2004	2005	2006	2007	2007
	(Figures are presented in billions of Rupiah, except per shares, dividends and ADS)					(Figures are presented in millions of US Dollars, except per shares, dividends and ADS)(1)
Share in Distributable KSO Revenues (DKSOR)	583	350	319	275	—	—
Amortization of unearned initial investor payments	3	11	1	7	—	—

Total revenue under Joint Operation Schemes	1,486	657	589	489	—	—
Interconnection — net	4,162	6,188	7,742	8,682	9,651	1,027
Revenue	6,903	9,465	10,724	11,794	12,706	1,352
Expense	(2,741)	(3,277)	(2,982)	(3,112)	(3,055)	(325)
Network	518	654	587	719	708	75
Data and Internet	3,109	4,809	6,934	9,065	14,684	1,563
Revenue-Sharing Arrangements	258	281	302	415	428	46
Other telecommunications services	227	293	301	322	330	35

Total Operating Revenues	27,116	33,948	41,807	51,294	59,440	6,327

OPERATING EXPENSES
Personnel	4,440	4,910	6,563	8,514	8,495	904
Depreciation	4,779	6,438	7,571	9,178	9,545	1,016
Operations, maintenance and telecommunication services	3,339	4,530	5,916	7,496	9,590	1,021
General and administrative	2,079	2,600	2,764	3,271	3,568	380
Marketing	503	882	1,126	1,242	1,769	188
Write-down of assets	—	—	617	—	—	—
Loss on procurement commitments	—	—	79	—	—	—
Total Operating Expenses	15,140	19,360	24,636	29,701	32,967	3,509

Operating Income	11,976	14,588	17,171	21,593	26,473	2,818

Other income (expenses)
Interest expense	(1,383)	(1,270)	(1,177)	(1,286)	(1,436)	(153)
Interest income	366	318	345	655	518	55
Gain (loss) on foreign exchange — net	126	(1,221)	(517)	836	(295)	(31)
Equity in net income (loss) of associated companies	3	3	11	(7)	7	1
Others — net	364	331	409	202	329	35

Other Income (Expenses) — net	(524)	(1,839)	(929)	400	(877)	(93)

Income before tax	11,452	12,749	16,242	21,993	25,596	2,725
Tax expense	(3,861)	(4,178)	(5,184)	(7,040)	(7,928)	(844)

Income before minority interest in net income of consolidated subsidiaries	7,591	8,571	11,058	14,953	17,668	1,881
Minority interest in net income of consolidated subsidiaries — net	(1,504)	(1,956)	(3,064)	(3,948)	(4,811)	(512)

Net Income	6,087	6,615	7,994	11,005	12,857	1,369

Weighted average shares outstanding (millions)	20,160	20,160	20,160	20,115	19,963
Net income per share	301.95	328.10	396.51	547.15	644.08	0.07
Net income per ADS	12,077.83	13,124.14	15,860.25	21,886.00	25,763.20	2.80
U.S. GAAP(3)
Net income	5,791	6,469	7,840	12,111	11,966	1,274
Operating revenue	27,332	34,494	42,187	54,357	62,813	6,687
Net income per share	287.23	320.86	388.89	602.12	599.43	0.06
Net income per ADS	11,489.40	12,834.47	15,555.74	24,085.00	23,977.20	2.55
Dividend relating to the period (accrual basis)(2)
Dividends declared per share	150.97	152.01	218.86	303.21	48.45	0.01
Dividends declared per ADS	6,038.92	6,080.56	8,754.40	12,128.40	19.38	0.21

	Years Ended December 31,
	2003	2004	2005	2006	2007	2007
	(Figures are presented in billions of Rupiah, except per shares, dividends and ADS)					(Figures are presented in millions of US Dollars, except per shares, dividends and ADS)(1)
Dividend paid in the period (cash basis) (2)
Dividends declared per share	165.58	158.09	144.90	267.27	303.25	0.03
Dividends declared per ADS	6,623.23	6,323.39	5,796.09	10,692.40	12,130.00	1.29

	Years Ended December 31,
	2003	2004	2005	2006	2007	2007
	(Figures are presented in billions of Rupiah)					(Figures are presented in millions of US Dollars)(1)
Consolidated Balance Sheet Data
Indonesian GAAP
Total assets	50,283	56,179	62,171	75,136	82,059	8,735
Current liabilities(4)	11,170	11,677	13,513	20,536	20,674	2,201
Other liabilities	6,258	8,222	7,728	8,095	7,736	823
Long-term debts	11,834	13,214	11,332	10,249	10,595	1,128
Total liabilities	29,262	33,113	32,573	38,880	39,005	4,152
Minority interest	3,708	4,938	6,305	8,187	9,305	990
Capital stock(5)	5,040	5,040	5,040	5,040	5,040	537
Total stockholders’ equity	17,313	18,128	23,292	28,069	33,749	3,593
U.S. GAAP(3)
Current assets	9,411	9,611	10,953	14,639	16,977	1,807
Non-current assets	41,936	47,091	52,528	61,495	66,963	7,128
Total assets	51,347	56,702	63,481	76,134	83,940	8,935
Current liabilities	11,207	11,650	13,797	19,682	22,068	2,349
Non-current liabilities	20,213	20,548	18,800	21,976	22,731	2,420
Total liabilities	31,420	32,198	32,597	41,658	44,799	4,769
Minority interest in net assets of subsidiaries	3,642	4,933	6,316	8,167	9,323	922
Stockholders’ equity	16,285	19,571	24,568	26,309	29,818	3,174
Total liabilities and stockholders’ equity	51,347	56,702	63,481	76,134	83,940	8,935

(1)	The translations of Rupiah amounts into US Dollars are included solely for the convenience of the readers and have been made using the average of the market buy and sell rates of Rp.9,394 to US$1 published by Reuters on December 28, 2007. The convenience translations should not be construed as representations that the Rupiah amounts have been, could have been, or could in the future be, converted into US Dollars at this or any other rate of exchange.

(2)	Dividends declared per share in 2003 represent dividends per share after adjusting for the stock split that was effected in 2004. Dividends declared per share in 2004 comprised cash dividends for 2003 of Rp.150.98 per share and interim cash dividends declared in December 2004 of Rp.7.11 per share. Dividends declared per share in 2005 represent cash dividends for 2004 of Rp.152.01 per share deducted by interim cash dividends declared in 2004 of Rp.7.11 per share. Dividends declared per share in 2006 represent cash dividends for 2005 of Rp.218.86 per share. Dividends declared per share in 2007 represent cash dividends for 2006 of Rp.303.21 per share (of which Rp.48.45 per share was distributed as interim cash dividend declared in 2006) and interim cash dividends declared in 2007 of Rp.48.45 per share.

(3)	U.S. GAAP amounts reflect adjustments resulting from differences in the accounting treatment of voluntary termination benefits, foreign exchange differences capitalized to assets under construction, interest capitalized on assets under construction, revenue-sharing arrangements, employee benefits, equity in net income or loss of associated companies, amortization of land rights, revenue recognition, amortization of goodwill, capital leases, acquisition of Dayamitra, asset retirement obligations, deferred income taxes, amendment and restatement of the Joint Operation Scheme in Regional Division VII, and embedded derivative instrument, impairment of assets, gain (losses) on disposals of PPE, reclassification of difference in value of restructuring transactions between entities under common control, available for sale securities and cumulative translation adjustments. See Note 56 to our consolidated financial statements.

(4)	Includes current maturities of long-term debts.

(5)	As of December 31, 2007, Issued and Paid-Up Capital Stock consists of one Series A Dwiwarna Share having a par value of Rp.250 each and 20,159,999,279 Series B Shares having a par value of Rp.250 each from an authorized capital stock comprising one Series A Dwiwarna Share and 79,999,999,999 Series B Shares.

Operational Highlights

	Dec 31, 2003	Dec 31, 2004	Dec 31, 2005	Dec 31, 2006	Dec 31, 2007
FIXED WIRELINE
Customer base (in thousand subscriber)	8,214	8,559	8,686	8,709	8,685
Subscriber pulse production (in million pulse)	62,261	65,152	67,669	64,012	75,451

FIXED WIRELESS (FLEXI)
Customer base:
Classy/Postpaid (in thousand subscriber)	228	684	821	794	828
Trendy/Prepaid (in thousand subscriber)	37	745	3,241	3,381	5,535
Total (in thousand subscriber)	265	1,429	4,062	4,176	6,363
Sales:
Classy/Postpaid (in thousand subscriber)	228	595	475	261	273
Trendy/Prepaid (in thousand subscriber)	38	889	3,558	3,175	5,026
Total (in thousand subscriber)	264	1,484	4,034	3,436	5,299
ARPU (12 months average):
Postpaid (Rp.thousand)	154	94	123	135	115
Prepaid (Rp.thousand)	24	20	19	35	42
Blended (Rp.thousand)	141	60	47	54	53
Network:
BTS (unit)	396	1,136	1,448	1,531	1,911
Number of cities in service	38	192	231	236	238

CELLULAR
Base Transceiver Station / BTS (units)	4,820	6,205	9,895	16,057	20,858
Network Capacity (in million subscriber)	10.8	17.9	26.2	38.8	50.5
Customer Base (in million subscriber)	9.6	16.3	24.3	35.6	47.9
Post-paid (kartuHALO)	1.0	1.3	1.5	1.7	1.9
Pre-paid (simPATI)	8.6	11.6	16.0	21.4	24.0
Pre-paid (kartuAs)	—	3.4	6.8	12.5	22.0
ARPU —blended (Rp ‘000)	123	102	87	84	80
Post-paid (kartuHALO)	314	304	291	274	264
Pre-paid (simPATI)	95	84	84	83	84
Pre-paid (kartuAs)	—	48	45	54	57

Stock Highlights
Chronology of TELKOM Share Ownership Composition

		Share Ownership Composition
		Government of the
Date	Corporate Action	Republic of Indonesia	%	Public	%
November 13, 1995	Pre Initial Public Offering (Pre-IPO)	8,400,000,000	100.0	—	—
November 14, 1995	IPO
	Sale of Government’s shares	(933,334,000)		933,334,000
	New shares issued by TELKOM			933,333,000

	Share Ownership Composition	7,466,666,000	80.0	1,866,667,000	20.0

December 11, 1996	Block Sale of Government’s shares	(388,000,000)		388,000,000
	Share Ownership Composition	7,078,666,000	75.8	2,254,667,000	24.2

May 15, 1997	Distribution of incentive shares by the Government to public shareholders	(2,670,300)		2,670,300
	Share Ownership Composition	7,075,995,700	75.8	2,257,337,300	24.2

May 7, 1999	Block Sale of Government’s shares	(898,000,000)		898,000,000
	Share Ownership Composition	6,177,995,700	66.2	3,155,337,300	33.8

August 2, 1999	Distribution of bonus shares (emission) (every 50 shares acquire 4 shares)	494,239,656		252,426,984
	Share Ownership Composition	6,672,235,356	66.2	3,407,764,284	33.8

December 7, 2001	Block Sale of Government’s shares	(1,200,000,000)		1,200,000,000
	Share Ownership Composition	5,472,235,356	54.3	4,607,764,284	45.7

July 16, 2002	Block Sale of Government’s shares	(312,000,000)		312,000,000
	Share Ownership Composition	5,160,235,356	51.2	4,919,764,284	48.8

July 30, 2004	Stock Split (1:2)
	Share Ownership Composition	10,320,470,712	51.2	9,839,528,568	48.8
Chronology of Declaration of TELKOM Dividends and Pay Out Ratios
TELKOM paid cash dividends, as determined in resolutions adopted by Annual General Meetings of Shareholders (“AGMS”), as follows:

		Pay Out Ratio[1]	Amount of Dividends		Dividend per Share
Dividend Year	Dates of AGMS	(%)	(Rp. million)		(Rp.)
2003	July 30, 2004	50.0	3,043,614		301.95[2]
2004	June 24, 2005	50.0	3,064,604	[3]	152.01
2005	June 30, 2006	55.0	4,400,090		218.86
2006	December 5, 2006	—	971,017	[4]	48.41
2006	June 29, 2007	55.0	5,082,050		254.80
2007	November 6, 2007	—	965,398	[5]	48.45

(1)	Represents the percentage of net income of the fiscal year from which the dividend was paid.

(2)	Cash dividends per share for 2003 were paid on the number of shares issued and outstanding prior to the two-for-one stock split as resolved in the AGMS on July 30, 2004.

(3)	Including interim cash dividends distributed in December 2004 amounting to Rp.143,377 million.

(4)	Interim cash dividends distributed in December 2006 amounting Rp.971,017 million.

(5)	Interim cash dividends distributed in December 2007 amounting Rp.965,398 million.
In 2005, 2006 and 2007, cash dividends paid to SingTel Mobile, a minority stockholder of Telkomsel, amounted to Rp.1,694.3 billion, Rp.2,067.7 billion and Rp.3,693.1 billion, respectively.
On June 22, 2007, Telkomsel held an Annual General Meeting of Shareholders that approved, among other things, a cash dividend of Rp.9,505.0 billion representing 85% of Telkomsel’s 2006 net income. Of the declared dividends, 35% was paid to SingTel Mobile.

Dividend Policy
The decision on the amount of the dividend to be paid to the shareholders is proposed and decided upon in an AGMS. In 2005, 2006 and 2007, the amounts of cash dividends paid were proposed by TELKOM and adopted by resolution at AGMS.
In fiscal years 2003, 2004, 2005 and 2006 the Company’s dividend pay out ratio amounted to 50%, 50%, 55% and 55%, respectively. For the 2007 fiscal year, the amount of the dividend payout ratio will be decided upon in the 2008 AGMS.
Share Performance and Trade Volume of TELKOM 2007
Quarterly Stock Price
The table below sets out the reported high and low quoted prices for the currently issued and outstanding shares (“Shares” or “Common Stock”) on the IDX for the periods indicated.

SHARE PRICE INFORMATION

	Price per Share*
Calendar Year	High	Low
	(In Rupiah)
2003	6,750	3,225
First Quarter	3,725	3,225
Second Quarter	4,950	3,650
Third Quarter	6,000	4,125
Fourth Quarter	6,750	5,650
2004	5,200	3,300
First Quarter	4,025	3,300
Second Quarter	4,350	3,300
Third Quarter	4,225	3,650
Fourth Quarter	5,200	4,175
2005	6,150	4,175
First Quarter	5,125	4,300
Second Quarter	5,350	4,175
Third Quarter	5,800	4,775
Fourth Quarter	6,150	4,925
2006	10,550	5,950
First Quarter	7,000	5,950
Second Quarter	8,400	6,750
Third Quarter	8,450	7,100
Fourth Quarter	10,550	8,200
2007	12,650	8,900
First Quarter	10,350	8,900
Second Quarter	10,800	9,400
Third Quarter	11,450	9,850
Fourth Quarter	12,650	10,000
November	11,600	10,000
December	11,100	10,000
2008
January	10,250	8,400
February	10,250	9,300
March	9,800	9,200
April	9,700	8,650

*	We effected a two-for-one split of our Common Stock from Rp.500 par value per share to Rp.250 par value per share as resolved in the AGMS on July 30, 2004, effective October 1, 2004. The price per share reflects this split for all periods shown.
     On December 28, 2007 (the last trading day in 2007 on the IDX), the closing price for a share of Common Stock was Rp.10,150.
     The table below sets out the reported high and low quoted prices of the ADSs on the NYSE and LSE for the periods indicated.
ADS PRICE INFORMATION

	Price per ADS		Price per ADS
	(NYSE)		(LSE)
Calendar Year	High	Low	High	Low
	(In US Dollars)		(In US Dollars)
2003	16.42	7.30	16.05	7.27
First Quarter	8.44	7.30	8.53	7.27
Second Quarter	12.09	8.19	11.78	8.33
Third Quarter	13.73	9.85	13.90	9.60

	Price per ADS		Price per ADS
	(NYSE)		(LSE)
Calendar Year	High	Low	High	Low
	(In US Dollars)		(In US Dollars)
Fourth Quarter	16.42	13.13	16.05	13.40
2004	23.33	14.13	23.21	14.08
First Quarter	19.45	15.13	18.97	15.29
Second Quarter	19.91	14.13	20.27	14.08
Third Quarter	18.55	15.81	19.00	15.73
Fourth Quarter	23.33	18.30	23.21	19.37
2005	25.50	16.85	29.76	16.88
First Quarter	21.96	18.11	21.86	18.17
Second Quarter	21.96	16.85	21.99	16.88
Third Quarter	23.66	18.10	29.76	17.97
Fourth Quarter	25.50	19.81	25.47	19.71
2006	46.68	24.65	46.70	23.78
First Quarter	31.51	24.65	31.38	23.78
Second Quarter	38.28	27.95	38.35	27.90
Third Quarter	36.56	30.32	36.15	30.08
Fourth Quarter	46.68	35.64	46.69	36.00
2007	56.50	37.74	56.87	38.29
First Quarter	46.98	37.74	46.82	39.30
Second Quarter	47.02	42.70	47.15	39.60
Third Quarter	51.61	40.00	51.60	38.29
Fourth Quarter	56.50	41.88	56.87	41.79
November	51.13	41.30	51.03	41.79
December	48.18	41.88	49.41	41.88
2008
January	44.12	37.50	42.95	36.32
February	45.50	40.96	45.74	38.96
March	43.16	39.85	43.01	40.08
April	42.86	38.36	41.99	19.61
     On December 31, 2007 (the last trading day in 2007 on the NYSE), the closing price for an ADS was US$42.01 on the NYSE. On December 31, 2007 (the last trading day in 2007 on the LSE), the closing price for an ADS was US$42.26 on the LSE.
B. Markets
     Our Common Stock is listed on the Indonesia Stock Exchange (“IDX”). The IDX is the principal non-U.S. trading market for our Common Stock. In addition, our American Depositary Shares (“ADSs”), each representing 40 shares of Common Stock, are listed and traded on the New York Stock Exchange (“NYSE”) and the London Stock Exchange (“LSE”). Our Common Stock has also been publicly offered without listing in Japan.
The Indonesian Securities Market
     Until the end of November 2007, there were two stock exchanges in Indonesia. The primary market was the Jakarta Stock Exchange (“JSX”) located in Jakarta and the other was the Surabaya Stock Exchange (“SSX”) located in Surabaya, East Java. Effective on December 1, 2007, SSX was merged into JSX. As a result, JSX changed its name to the Indonesia Stock Exchange. At the year end 2007, IDX had an aggregate equity market capitalization of Rp.1,988.3 trillion and total trading value of Rp.1,050.2 trillion in 2007.
Overview of the IDX
     As of December 31, 2007, the IDX is comprised of 122 members (brokerage firms) stock transaction. Trading rules on the IDX are, at present, determined in the form of decisions by the IDX. There are currently two daily trading sessions for regular market and negotiated market from Monday to Thursday, the morning session from 9.30 a.m. to 12.00 noon, followed by an afternoon session from 1.30 p.m. to 4.00 p.m. There are two trading sessions on Friday, from 9.30 a.m. to 11.30 a.m. and from 2.00 p.m. to 4.00 p.m. There is only one cash market trading session from Monday to Thursday, 9.30 a.m. to 12.00 noon, and on Friday, 9.30 a.m. to 11.30 a.m.
     Trading of securities is divided into three market segments: regular market, negotiated market and cash market (except for right issues, which may only be traded in the cash and negotiated markets). The regular market is the mechanism for trading stock in standard lots on a continuous auction market during exchange hours. Regular market and cash market trading is generally carried out in unit lots of 500 shares. The price movements:
•	for shares with previous price under Rp.200, in multiples of Rp.1 and each price movement should be no more than Rp.10;

•	for shares with previous price between the range of Rp.200 up to Rp.500, in multiples of Rp.5 and each price movement should be no more than Rp.50;

•	for shares with previous price between the range of Rp.500 up to Rp.2,000, in multiples of Rp.10 and each price movement should be no more than Rp.100;

•	for shares with previous price between the range of Rp.2,000 up to Rp.5,000, in multiples of Rp.25 and each price movement should be no more than Rp.250; and

•	for shares with previous price between the range of Rp.5,000 or more, in multiples of Rp.50 and each price movement should be no more than Rp.500.
     Auctioning takes place according to price priority and time priority. Price priority refers to the giving of priority to buying orders at a higher price or selling orders at a lower price. If buying or selling orders are placed at the same price, priority is given to the buying or selling order placed first (i.e., time priority).
     The negotiated market trading is carried out by (i) direct negotiation between members of IDX or (ii) between clients through one member of IDX or (iii) between client and a member of IDX or (iv) between a members of IDX with Indonesian Clearing Guarantee Corporation (Kliring Penjaminan Efek Indonesia) (“KPEI”). The negotiated market trading does not use round lots.
     Transactions on the IDX regular market are required to be settled no later than the third trading day after the transactions except for cross trading. Transactions on the negotiated market are settled based on agreement between the selling exchange member and the buying exchange member, and are settled per transaction. Transactions on the IDX cash market are required to be settled on the trading day of the transactions. In case of a default by an exchange member on settlement, cash market trading takes place, pursuant to which trading of securities by means of direct negotiation on cash and carry terms will be conducted. All cash market transactions must be reported to the IDX. An exchange member is obliged to pay a transaction cost as regulated by the IDX, delay in payment of the transaction cost will be subject to a fine of 1.0% of the outstanding amount for each day of delay. For any violation on IDX rules, IDX may impose to exchange member sanctions: (i) a fine up to Rp.500 million; (ii) a written warning; (iii) suspension; or (iv) revocation of license as an exchange member.
     All transactions involving shares listed only on the IDX which use the services of brokers must be conducted through the IDX. In order for a trade (except a block trade) to be made on the IDX, both the cash and securities settlement must be conducted through the facilities of the IDX. Engaging in short selling is prohibited under the applicable regulations. Furthermore, the IDX may cancel a transaction if proof exists of fraud, market manipulation or the use of insider information. The IDX may also suspend trading if there are indications of fraudulent transactions or artificial inflation of share prices, misleading information, use of insider information, counterfeit securities or securities blocked from trading, or any other material event. The IDX may suspend trading of certain securities or suspend certain members of the stock exchange.
     Members of the IDX charge a brokerage fee for their services, based on agreement with their client, up to a maximum of 1.0% of the transaction value. When conducting share transactions on the

IDX, exchange members are required to pay a transaction cost in the amount of 0.03% of the transaction value (for transactions in the regular and cash markets) and a transaction cost in the amount of 0.03% of the transaction value or based on the exchange policy (for transactions in the negotiated markets). The transaction cost is minimum Rp.2 million per month as contribution for the provision of stock exchange’s facilities (which continues to apply for stock exchange members in suspension). The clients are also responsible for paying a 10.0% value added tax on the amount of brokerage fee and transaction cost. Also, Indonesian sellers are required to pay a withholding tax of 0.1% (0.6% for founder shares) of the total transaction value. Additionally, stamp duty of Rp.3,000 is payable on any transaction with a value between Rp.250,000 and Rp.1,000,000 and stamp duty of Rp.6,000 is payable on every transaction with a value of more than Rp.1,000,000.
     Shareholders or their appointees may request at any time during working hours, the issuer or a securities administration bureau appointed by the issuer of such shares to register their shares in the issuer’s registry of shareholders. Reporting of share ownership to the Indonesian Capital Market & Financial Institution Supervisory Agency (Badan Pengawas Pasar Modal dan Lembaga Keuangan — “Bapepam”) is mandatory for shareholders whose ownership has reached 5.0% or more of issued and fully paid up capital, upon meeting such share ownership level or upon changes of such ownership.
Trading on the NYSE and LSE
     The Bank of New York serves as depositary (“Depositary”) with respect to the ADSs traded on the NYSE and the LSE. Each ADS represents 40 shares of Common Stock. As of December 31, 2007, 44,769,015 ADSs were outstanding in either the NYSE or the LSE and there were 112 registered holders of ADSs.
Composition of Share Ownership
Authorized Capital:
1 Series A Dwiwarna share and 79,999,999,999 Series B Shares (common shares)
The Company’s Shareholders and Treasury Stock as of December 31, 2007

	Series A Dwiwarna Shares	Series B Shares (Common Shares)%
Government of the Republic of Indonesia	1	10,320,470,711	51.82
Public		9,594,788,068	48.18
Sub Total (Authorized , Issued and Outstanding)	1	19,915,258,779	100.00
Treasury Stock		244,740,500	—
TOTAL	1	20,159,999,279	—
The Government of the Republic of Indonesia holds the one issued and outstanding Series A Dwiwarna Share, which has special voting rights. The material rights and restrictions which are applicable to the Common Stock, are also applicable to the Dwiwarna Share, except that the Government may not transfer the Dwiwarna Share and has a veto with respect to the election and removal of Directors and Commissioners, and amendments to the Articles of Association, including amendments to merge or dissolve the Company prior to the expiration of its term of existence, increase or decrease its authorized capital and reduce its subscribed capital.
Shareholders with Ownership of More than 5% and Number of Shares Owned by Directors and Commissioners, as of December 31, 2007

Title of Class	Identity of Person or Group	Amount Owned	Percent of Class
Series A	Government	1	—
Series B	Government	10,320,470,711	51.82%
Series B	JPMCB US Resident (Norbax Inc.)	1,691,164,849	8.49%
Series B	The Bank of New York	1,733,904,616	8.71%
Series B	Board of Directors	23,112	<0.01%
TELKOM Shareholders With Ownership of Less than 5%, as of December 31, 2007

Share Type	Group	Amount of Stocks	Percentage
Series B	Local Individual	205,385,486	1.02%
Series B	Local Employee	15,941,446	0.08%
Series B	Cooperation	661,720	0.00%
Series B	Foundation	7,602,860	0.04%
Series B	Pension Fund	144,475,260	0.72%
Series B	Insurance	149,814,540	0.74%
Series B	Bank	242,376	0.00%
Series B	Corporation	592,298,857	2.94%
Series B	Other Business Entity	4,320	0.00%
Series B	Mutual Fund	32,000	0.00%
Series B	Mutual Fund	283,813,000	1.41%
Series B	Foreign Individual	4,787,064	0.02%

Relationship with the Government
Government as Shareholder
     As of December 31, 2007, the Government held 51.82% of our Common Stock and the Series A share (“Dwiwarna Share”), which carries special voting rights. As our largest shareholder, the Government is interested in our performance both in terms of the benefits it provides to the nation as well as our ability to operate on a commercial basis. The material rights and restrictions that are applicable to the Common Stock are also applicable to the Dwiwarna Share, except that the Government may not transfer the Dwiwarna Share and as the holder of the Dwiwarna Share has a veto with respect to (i) the nomination, election and removal of Directors; (ii) the nomination, election and removal of Commissioners; (iii) the issuance of new shares; and (iv) amendments to the Articles, including actions to merge or dissolve us, increase or decrease our authorized capital, or reduce our subscribed capital. Accordingly, the Government will have effective control of these matters even if it were to beneficially own less than a majority of the outstanding shares of Common Stock. The Government’s rights with respect to the Dwiwarna Share will not terminate unless the Articles of Association of the Company are amended, which would require the consent of the Government as holder of such Dwiwarna Share. See Note 26 to our consolidated financial statements.
     It is our policy not to enter into transactions with affiliates unless the terms thereof are no less favorable to the Company than those which could be obtained by the Company on an arm’s-length basis from a third party. The State Minister of State-owned Enterprise (“SMSOE”) has advised the Company that the MoF, in its capacity as controlling shareholder of the Company, will not cause the Company to enter into transactions with other entities under its control unless the terms thereof are consistent with the Company’s policy set forth in the preceding sentence. The SMSOE has adopted a similar policy.
     Under regulations of Bapepam, Indonesia’s capital markets and financial institution supervisory agency, because we are listed on Indonesia’s stock exchanges, any transaction in which there is a conflict of interest (as defined below) must be approved by a majority of shareholders of Common Stock who do not have a conflict of interest in the proposed transaction, unless the conflict existed before we were listed and was fully disclosed in the offering documents. A conflict of interest is defined in Bapepam regulations to mean the difference between Company’s economic interests and stockholders’ interests, on the other side of the personal economic interests of the members of the BoC, the BoD or principal stockholders (a holder of 20% or more of the issued shares) and their respective affiliates in form of combination or separate entity. A conflict of interest also exists when members of our board of commissioners, board of directors or a principal shareholder or their respective affiliates is involved in a transaction in which their personal interests may be in conflict with our interest. Bapepam has the power to enforce this rule; stockholders of the Company may also be entitled to seek enforcement or bring enforcement action based on this regulation.
     Pursuant to Bapepam regulations, transactions between us and other state-owned companies or controlled enterprises could constitute a “conflict of interest”. Approval of disinterested stockholders would have to be obtained if a conflict of interest were to exist. We believe that many transactions conducted with state-owned or controlled enterprises in the ordinary course of their businesses and our business are on an arm’s-length, commercial basis and do not constitute “conflict of interest” transactions for which a disinterested stockholder vote would be required. Such transactions might include our sale of telephone services to state-owned or controlled enterprises or our purchase of electricity from a state-owned enterprise. Moreover, the Bapepam regulations do not require us to obtain disinterested shareholder approval of any transaction, the principal terms of which were disclosed in the Indonesian prospectus for the initial public offering. We expect, however, in light of the substantial presence of enterprises owned or controlled by the Government, through the MoF, SMSOE, or one of its affiliates in Indonesia, it may be desirable, in connection with the development and growth of our business, for us to enter into joint ventures, arrangements or transactions with such enterprises from time to time. Under such circumstances, we may seek consultation to Bapepam in determining whether the proposed joint venture, arrangement or transaction would require a vote of disinterested stockholders under the terms of the Bapepam regulations. If Bapepam were of the view that the proposed joint venture, arrangement or transaction would not require a vote of disinterested stockholders under its regulations, we would proceed without seeking disinterested stockholders approval. However, if Bapepam took the position that the proposal would require a vote of disinterested stockholders under its rule, we would either seek to obtain the requisite disinterested stockholder approval or abandon the proposal.
Government as Regulator
     The Government regulates the telecommunications sector through the MoCI. In particular, the MoCI has authority to issue decrees implementing laws, which are typically broad in scope, thereby giving the Ministry considerable latitude in implementing and enforcing regulatory policy. Pursuant to such decrees, the MoCI defines the industry structure, determines the tariff formula, determines our USO obligations and otherwise controls many factors that may affect our competitive position, operations and financial condition. Through the DGPT, the Government regulates frequency and bandwidth allocation and we must obtain a license from the DGPT for each of our services as well as the utilization of frequency and bandwidths. We and other operators are also required for frequency usage fees. Telkomsel also holds several licenses issued by the MoCI (or previously issued by the MoC) for the provision of its cellular services and from the Indonesian Investment Coordinating Board relating to investment by Telkomsel for the development of cellular phone line services with national coverage, including the expansion of its network coverage. The Government, through the MoCI as regulator, has the authority to grant new licenses for the establishment of new joint ventures and other arrangements, particularly in the telecommunications sector.
     We pay concession fees for telecommunication services provided and radio frequency usage charges to the MoCI. Concession fees amounted to Rp.558.5 billion, Rp.497.9 billion and Rp.587.8 billion (US$62.6 million) in 2005, 2006 and 2007, respectively. Concession fees represented 2.3%, 1.7% and 1.8% of total operating expenses in 2005, 2006 and 2007, respectively. Radio frequency usage charges amounted to Rp.548.2 billion, Rp.722.6 billion and Rp.1,138.5 billion (US$121.2 million) in 2005, 2006 and 2007, respectively. Radio frequency usage charges represented 2.2%, 2.4% and 3.5% of total operating expenses in 2005, 2006 and 2007, respectively. Beginning in 2005, we pay USO charges to the MoCI, which amounted to Rp.307.7 billion, Rp.383.8 billion and Rp.438.5 billion (US$46.7 million) in 2005, 2006 and 2007, respectively, reflecting 1.2%, 1.3% and 1.3% of total operating expenses in 2005, 2006 and 2007, respectively.
Government as Lender
     As of December 31, 2007, the Government had sub-loaned borrowings from foreign lenders to us as “two-step loans” amounting to Rp.4,174.4 billion (US$444.1 million), including current maturities. We are obligated to pay to the Government interest and principal repayment that is subsequently remitted by the Government to the respective lenders. As of December 31, 2007, foreign currency of government loans represent 66.2% of the outstanding total of such loans. The remaining 33.8% of such outstanding loans is denominated in Rupiah. In 2007, the annual interest rates charged on loans repayable in Rupiah range from 8.97% to 12.14%, on those repayable in US Dollar range from 4.0% to 7.39%, and on the loan repayable in Japanese Yen is 3.1% and 3.2%.
Government as Customer
     The Government purchases services from us on a commercial basis. Government entities, in the aggregate, constitute the largest user of our services. The Company, however, deals with the various departments and agencies of the Government as separate customers. Provision of services to any single department or agency individually does not constitute a material part of our revenues. The Government and government agencies are treated for tariff purposes in respect to its connection charges and monthly charges as “residential,” lower rates than the business service rates. This special treatment does not apply to the tariff for local, long distance and IDD calls.
Other
Proportion of securities of TELKOM held in Indonesia and outside Indonesia
     As of December 31, 2007, 21,289 parties, including the Government, were registered as holders of 19,915,258,779 Series B Shares of our Common Stock in Indonesia and there were a total of 44,769,015 ADSs held by 112 registered holders. The ADSs are traded on the NYSE and the LSE.

Change in Control
     There are no arrangements which are known to us that may result in a change of our control.
Related party transactions
     We are a party to certain agreements and engage in transactions with a number of entities that are related to us, such as joint venture companies, cooperatives and foundations, as well as the Government and entities that are related to or owned or controlled by the Government, such as state-owned entities. See Note 45 to our consolidated financial statements for further details on our related party transactions.
PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS
As of December 31, 2007, the total number of shares purchased under the share repurchase plans (first and second) was 244,740,500, consisting of 118,376,500 and 126,364,000 purchased in 2006 and 2007, respectively. Under the second share repurchase plan, the maximum number of shares that may yet be purchased is 181,550,000.
The following table sets forth certain information concerning purchases by us of our Series B Shares in 2007.

			Total Number of	Maximum Number of
	Total Number		Shares Purchased as	Shares
	of	Average Price	Part of	that May Yet Be
Period	Shares	Paid	Publicly Announced	Purchased
(2007)	Purchased	per Share in Rp.	Plans(1)	Under the Plans(2)
January	7,900,000	9,661.23	126,276,500	881,723,464
February	44,639,000	9,293.26	170,915,500	837,084,464
March	21,000,000	9,426.28	191,915,500	816,084,464
April	1,625,000	9,969.23	193,540,500	814,459,464
May	9,250,000	9,578.72	202,790,500	805,209,464
June(3)	8,500,000	9,711.52	211,290,500	796,709,464
TOTAL	92,914,000	9,433.12	211,290,500	796,709,464

			Total Number of	Maximum Number of
	Total Number		Shares Purchased as	Shares
	of	Average Price	Part of	that May Yet Be
Period	Shares	Paid	Publicly Announced	Purchased
(2007)	Purchased	per Share in Rp.	Plans(4)	Under the Plans(5)
July	—	—	—	215,000,000
August	4,600,000	10,119.29	4,600,000	210,400,000
September	6,450,000	9,382.57	11,050,000	203,950,000
October	—	—	11,050,000	203,950,000
November	12,900,000	10,345.80	23,950,000	191,050,000
December	9,500,000	10,219.53	33,450,000	181,550,000
TOTAL	33,450,000	10,380.57	33,450,000	181,550,000

(1)	Represents Series B Shares repurchased pursuant to our share repurchase plan approved at our Extraordinary General Meeting of Shareholders on December 21, 2005. Under the share repurchase program, we may repurchase up to a maximum of 5% of issued and outstanding Series B Shares for a total amount not to exceed Rp.5.25 trillion, in accordance with the rules and regulations of the Bapepam and the stock exchanges on which our Common Stock and ADSs are trading, as well as other applicable regulatory bodies. Such repurchases are intended to be made from time to time over the eighteen month period following the announcement. Repurchases may be made at the discretion of our management through purchases of shares on the IDX, purchases of shares in ADS form on the New York Stock Exchange, off-exchange transactions and agreements, or any other legal means we deem appropriate.

(2)	Represents a maximum of 1,007,999,964 Series B Shares (equivalent to 5% of issued and outstanding Series B Shares) initially available for repurchase under our first share repurchase plan.

(3)	End of the first share repurchase plan.

(4)	Represents Series B Shares repurchased pursuant to our second share repurchase plan approved at our Extraordinary General Meeting of Shareholders on June 29, 2007. Under the second share repurchase program, we may repurchase up to a maximum of 215 million shares of Series B Shares for total amount not exceed Rp.2 trillion, in accordance with the rules and regulations of the Bapepam and the stock exchanges on which our Common Stock and ADSs are trading, as well as other applicable regulatory bodies. Such repurchases are intended to be made from time to time over the eighteen month period following the announcement. Repurchases may be made at the discretion of our management through purchases of shares on the IDX, purchases of shares in ADS form on the New York Stock Exchange, off-exchange transactions and agreements, or any other legal means we deem appropriate.

(5)	Represents a maximum of 215 million Series B Shares initially available for repurchase under our share repurchase plan. See Notes 1c and 28 to our consolidated financial statements for further details on our share repurchase plans.

Significant Events 2007
February:
TELKOM Meets Bank of Indonesia Data Requirements
Once again TELKOM won the bid for a Bank of Indonesia (“BI”) strategic project of Link Dense Wave Length Division Multiplexing (“DWDM”) of eight Gbps leases. The link will accommodate data center mirroring needs at the central BI offices with the data at the Disaster Recovery Center of BI, and also to update data in real time, as a backup system for national clearing, daily bank reports, back office systems and debtor information system. By winning the bid, TELKOM has become the market leader for BI’s InfoComm needs and pocketing 53% of BI’s wallet share. The MOU signing was held at the BI head office in Jakarta on February 21, 2007. TELKOM was represented by the Executive General Manager of Enterprise Division, whilst BI was represented by its Director of Information Technology.
TELKOM Changes the Composition of its Board of Directors
At an Extraordinary General Meeting of Shareholders held on February 28, 2007, TELKOM changed the composition of the Board of Directors from six to eight Directors. The two new directorates are Director of Information Technology and Supply and Director of Compliance and Risk Management. In addition, the title of Director of Human Resources changed to Director of Human Capital and General Affairs.
March:
PT AriaWest International Name Change
As mandated by the Minister of Law and Human Rights on March 14, 2007, PT AriaWest International changed its name to PT Telekomunikasi Indonesia International (“TII”). All rights and obligations stated in the KSO Agreements remain in force and PT Telekomunikasi Indonesia International continues to be a “KSO Partner”.
TII Enters into Contract with Timor Leste
TII, a subsidiary of TELKOM, signed an amendment to the transponder substitution contract with the government of Timor Leste on October 3, 2007. Through the substitution contract, TELKOM’s customers are served by TII. Through TII, TELKOM expects to be able to focus on seizing and managing non-domestic business opportunities.
April:
TELKOM Sponsors e-Indonesia Initiatives 2007
In an effort to promote the use of information and communication technology (“ICT”) in Indonesia among academics, government and the private sector, and share ideas and common understanding of the strategic nature of ICT, the e-Indonesia Initiatives organized a National Conference on Information and Communications Technology 2007 on April 25-26 in Jakarta. TELKOM was a main sponsor of the event and promoted some of its e-Products including e-Document, e-Auction, e-Learning, e-Government, POINT, Ventus and IG2S. TELKOM also held presentations during the seminar on Inherent ICT Development at Universities (Smart Campuses), the development of the ICT industry in Indonesia, the roles and responsibilities of the CIO in corporations, and also spoke on the development of e-Documents to support business transactions.
TELKOM-National Gas Company Collaborate in Fiber Optics Network Utilization
On April 13, 2007, TELKOM and the National Gas Company signed a Collaborative Agreement on the Utilization of Fiber Optics in Jakarta. Previously the fiber optic network on the natural gas pipe network along Gresik-Cilegon, South Sumatera, until the border of Singapore, was only used for the pipeline network maintenance communications. This collaboration will give value added and benefit to both parties. TELKOM will use the fiber optics to provide telecommunication services to TELKOM’s product users, such as users of our fixed line, Speedy, 3G, and Flexi services.
June:
TELKOM Group Participates in the Apconex 2007
TELKOM participated in the National Banking Association Asia Pacific Conference and Exhibition (“Apconex 2007”) on Banking Excellence, from June 9 to 11, 2007. TELKOM Group displayed products of its subsidiaries — Finnet, Telkomsel, Infomedia and had the opportunity to demonstrate the use of ATM over GPRS.
ICT 2007 Exhibition
The Information Communication Technology 2007 exhibition was held from June 3 to 5, 2007. In the exhibition, TELKOM Group displayed its products such as Speedy and Flexi, 3G, Flash, Satellite and Digital Cable TV. The exhibition is a place for participants to further enhance understanding on business development related to information communication technology, and it is a place to meet several industries to establish cooperation with others.

July:
Launch of Prepaid TV & TV Kabel Digital
At a press conference in Jakarta on July 26, 2007 by TELKOM marked the launching of prepaid TV, digital cable TV and TELKOMVision. TELKOMVision officially used Head End DTH by using TELKOM-1 satellite on transponder C-Band which is able to reach all of Indonesia with the support of the latest technology. TELKOMVision applies the first prepaid marketing system in Indonesia. TELKOMVision has added six new channels on its DTH and TV Kabel services such as HBO Signature, Discovery Real Time, Celestial Movies, Disney Channel, E! Entertainment and Ten Sports. TELKOMVision aims to reach the subscription TV market in Indonesia in 2009 and acquire one million subscribers by 2010.
TELKOM Solution House Soft Launch
TELKOM launched TELKOM Solution House (“TSH”) on July 18, 2007, a promotional center, high end market new solution introduction, benchmark icon, visualization, and InfoComm clinic solution and corporate business customer. The development of TSH is supported by TELKOM’s subsidiaries including Telkomsel, Infomedia, Indonusa, Sistelindo, and Finnet as well as Enterprise Division partners of TELKOM (“DIVES”), including Tanberg, Polycom, Sony, Alcatel-Lucent, Gamatechno, Juniper, 3Com and Mikrotik. DIVES served as the host, exhibitor, and facilitator, while its subsidiaries and partners are provided with the opportunity to serve as the exhibitor and user so that they have the right to use TSH as a benchmark for its customers.
August:
Corporate Campaign Celebrates the 62nd Indonesian Independence Day
To enhance TELKOM’s image, TELKOM presented a corporate image campaign on Indonesia’s 62nd independence day. The campaign was on air through TV Commercials (TVCs) in national main media with the theme ‘TELKOM supports the development of bright Indonesia’. The campaign is a continuation of the ‘Internet Goes to School’ program.
Mutual Restoration of TELKOM and Indosat Backbone
On the August 29, 2007, TELKOM and Indosat signed an agreement to restore their fiber optic telecommunications infrastructure. The cooperation was aimed to handle transmission link performance issues caused by the frequent cut-off of the fiber optic cables in Kalimantan to maintain reliable link availability and to maintain reliable product services delivered to customers.
September:
TELKOM to Acquire International Direct Line Indosat Traffic from XL
The Commercial Director of PT Excelcomindo Pratama (“XL”) and the General Manager of Inter Carrier Relation signed a memorandum of understanding on the anomaly traffic solution and an Addendum PKS in respect of the use of telecommunications infrastructure/support TELKOM by XL. The signing is to ensure that TELKOM will acquire International Direct Line Indosat from XL with the international signaling worth an average Rp.2.5 billion per month.
TELKOM Commitment to Defense Department/RI Army
On September 11, 2007, TELKOM and the Defense Department/RI Army signed a memorandum of understanding and agreement on VPN Dial and VSAT IP. This was on the premise that customers with an income contribution of Rp.150 billion per year were entitled to priority coverage, consultancy, customization and cost (the 4Cs) from TELKOM also the main ‘C’ — confidentiality. This demonstrates the synergy between the Defense Department and TELKOM to safeguard national security and the defense of Indonesia.
October:
TELKOM-TM Malaysia Agree on Bandwidth Supply
TELKOM initiated bilateral cooperation with TM Malaysia to supply and bring about increased bandwidth . The agreement was signed on October 4, 2007. During this event, the procurement price for IRUxSTM-4 to Hong Kong via APCN2 cable system was agreed and a VC Agreement on the bilateral traffic management between TELKOM and TM Malaysia. TELKOM was represented by the EGM Infratel Division and Vice President of TM Global was signing for TM Malaysia. This mutually beneficial agreement was reached also to safeguard further bilateral traffic management cooperation between TELKOM Indonesia and TM Malaysia in the future.

November:
Palapa Ring Project Signing
The Indonesian Minister of Communication and Information witnessed the signing of the Palapa Ring Project on November 10, 2007. The Palapa Ring Project involves six telecommunications operators: TELKOM, Bakrie Telecom, Excelcomindo Pratama, Infokom Elektrindo, Indosat and Powertek Utama Internusa. This project is an effort by these participants to accelerate the development of telecommunication infrastructure in the East Indonesia Area. The total investment is approximately US$225.0 billion or Rp.2.07 trillion. TELKOM will provide 40% of the total investment, while the other members of the consortium will each contribute approximately 13.3% and one member will contribute 6.4%. Based on its contribution, TELKOM will receive a capacity quota of 40 Gbps. The Palapa Ring will strengthen and facilitate TELKOM in expanding its InfoComm services in the vast East Indonesia Area. The Palapa Ring has the following technical specifications: network length of 11,202 km, sub marine cable of 9,345 km and land cable of 1,857 km. 100GB capacity, upgradeable to 160GB. The network’s strength is the two pair ring concept (4 cores) it utilizes. For IBT, Palapa Ring has 32 landing points through 30 regencies. In the next phase, a network extension will be built to cover all regencies/towns.
TELKOM and SingTel Mobile Sign Agreement
On November 19, 2007, TELKOM and SingTel Mobile signed an agreement for IRU and Internet Gateway and IP Port Lease. The agreement furthered the collaboration in the provision of IPLC and IP transport services between these two to meet the increasing demand of TELKOM’s users for international communications. As an incumbent, TELKOM started the business from fixed line and will depend on broadband as the core of its services. TELKOM is committed to improve its bandwidth capacity for customer satisfaction.
TELKOM Supports IT for UNFCCC in Bali
TELKOM was a key player entrusted to support the information technology needs during the United Nations Framework Convention on Climate Change (“UNFCCC”) in Bali from December 3-14, 2007. TELKOM was selected by the UN after outbidding Indosat and XL. UNFCCC is one of the UN bodies handling climate change and other environmental issues, specifically those pertaining to global warming issues. By participating in this event, TELKOM demonstrated its commitment to the improvement of global warming.
December:
TELKOM Launches e-Procurement application
On December 12, 2007, TELKOM launched its procurement business process application called “e-procurement”. E-procurement is an automated end-to-end procurement process, conducted online via the internet. It delivers transparent procurement processes, standardized procurements, increased effectiveness and efficiency, mainly in the duration of procurement processes and to easier controls. Included in the e-procurement process is the e-auction. The implementation of e-procurement will comprise two phases. Phase I commenced in the first quarter. Phase II will commence in the early second quarter for all business units in TELKOM.
TELKOM Facilitates National Clearing System of Bank Indonesia
TELKOM facilitates BI infrastructure in the form of dedicated VPN IP and dial VPN which not only the Bank Indonesia National Clearing System, but also the General Bank Daily Reports application, and Debit Information System. TELKOM also provides Disaster Recovery System of BI, an overall back-up data services, using mirroring system to guarantee data security from possible disasters. Such mirroring system uses TELKOM’s DWDM services, with capacity reaching 8GB.
TELKOM Acquires 80% of SIGMA shares
On December 18, 2007, TELKOM subsidiary PT Multimedia Nusantara (“Metra”) signed a conditional purchase and sale agreement to acquire 80% shares of PT Sigma Cipta Caraka (“Sigma”). The agreement is expected to strengthen the position of TELKOM Group in the Indonesian IT and enterprise market. With more than 20 years of experience in the IT industry, Sigma is a leading Indonesian IT company, which is significantly active in the banking sector, offering special services, such as software development and customization, integrated systems and network, resource management, and internet access.

Awards
January:
Indonesia’s Best for Shareholders’ Rights and Equitable Treatment
ASIAMONEY — a prominent financial magazine in Asia has nominated TELKOM as Indonesia’s “Best for Shareholders Rights and Equitable Treatment” based on its 2006 Corporate Governance poll. The award was presented on January 24, 2007 at the Asian Civilizations Museum in Singapore.
February:
Top Brand Award 2000-2007
TELKOM received the highest “Top Brand” award in two brand categories from 2000 to 2007 — the internet provider category “TELKOMNet Instan” and the prepaid simcard “Flexi Classy”. The award was presented on February 22, 2007. The Top Brand Award was initiated by the Chairman of Frontier Consulting Group in commemoration of the National Consumers Day. The achievement is a result of TELKOM’s achievement in the categories of Top of Mind Share, Top of Market Share and Top of Commitment Share, based on eight years of survey conducted by Frontier Consulting Group.
Zero Accident Award
TELKOM was awarded the Zero Accident Award (“ZAA”) from the Minister of Employment and Transmigration on February 6, 2007. ZAA is awarded to companies effectively implemented health and safety procedures for a certain period. TELKOM was awarded ZAA zero accidents and has been meticulous in implementing health, safety and security related policies.
April:
The Best CDMA Provider
TELKOM through its product TELKOMFlexi has been awarded “The Best CDMA Provider” during the Cellular Award 2006, held in collaboration with the Department of Communications and Information, Indonesia Telecommunications Society, and Selular Magazine. The award was presented to TELKOM on April 4, 2007. This award is in recognition of TELKOMFlexi’s excellence in its cellular services. Through the innovation of FlexiCombo, TELKOMFlexi has expanded its cellular services to over 200 cities in Indonesia.
Call Center Award 2007
TELKOM’s 147 contact centers managed by Infomedia Nusantara received two “Call Center Awards” which were presented on April 12, 2007 as the best call centers for telecommunication category and internet service provider category. The awards were given by the Center for Customer Satisfaction & Loyalty (“CCSL”) and Marketing Magazine.
Call center performance is based on Call Center Service Excellence Index (“CCSEI”). The index acts as a barometer to measure the performance of a call center from customer satisfaction. CCSEI 2007 results are based on performance observation during the second semester of 2006 (i.e. from July to December 2006). The measurement is based on the actual experience of a mystery caller measured according to CCSL standards. CCSEI 2007 involves 76 call center brands from 36 industries and is divided into 13 industry categories. Mystery calls are done randomly. The results will show the overall performance of a call center. The call center performance is measured based on three service contacts, ie: access, system & procedure and people.
July:
IMAC Award 2007
TELKOM received Indonesia’s “Most Admired Company Award 2007 for Telecommunications”. This award was given by Business Week Magazine and Frontier Consulting Group, on July 12, 2007. The award is presented to companies that have the best image and reputation in their industries. This is a prestigious award that is given based on the survey results conducted by Frontier Consulting Group from company stakeholders that consist of investors, management, general public and business journalists.
In addition, TELKOM also received the “Most Sustainable Corporate Image 2007” award. This award is offered based on the CEOs’ presentation and response relating to questions on the companies’ strategy, implementation, program and corporate image.

Most Admired in Industry Category for Telecommunications
The IMAC 2007 survey published in the Indonesian edition BusinessWeek, Number 19 on July 25, 2007, awarded TELKOM as the most admired company for the category of telecommunications. TELKOM received a score of 3,997, while Telkomsel (the most admired company in 2006) ranked second place with score of 3,972, followed by Indosat in third place with a score of 3,822. The average score for the telecommunications industry was 3,754. Respondents selected for the IMAC 2007 survey were divided into four categories: management, investors, journalists and public. There were a total number of 1,420 respondents selected from Jakarta and Surabaya.
August:
2007 Marketing Award
TELKOM was awarded the 2007 marketing award for the category “The Best Experiential Marketing and Customer Experience and The Best Marketing Campaign by Marketing Magazine”. The award was presented on August 29, 2007. The 2007 Marketing Award is the highest award for marketing given to 19 companies that have the best marketing strategy in the past one to two years. The companies are selected by marketing consultants, senior lecturers and professors from various business schools and representatives from the Indonesian advertising community.
Business Review Honor
TELKOM received several honors during the “2007 Business Review Awards” including the first rank for “Best HR Development” and “Best Stock/Share Performance”, second rank for “Finance (based on EVA)”, “Corporation”, “CSR” and “Best Corporate Secretary”, on August 15, 2007. The 51 finalist listed companies on the Indonesia Stock Exchange participated in the 2007 Business Review Awards.
Overall Winner of 2007 National Media Public Relations Award
TELKOM was the overall winner of the “2007 National Media Public Relations Award” and received nine trophies. TELKOM was overall winner after winning three awards in three media categories (first place winner for “Printed Company Profile”, “Calendar” and “Audio Visual Organization”). The award was presented on August 30, 2007 in Denpasar. The award was held as part of the annual gathering of the National PR Coordinating Body. Of the nine categories, TELKOM participated in eight categories and won them all.
September:
ICSA 2007
TELKOM’s product TELKOMNet Instan and Flexi Trendy won first place and received the “2007 Indonesian Customer Satisfaction Award” for the categories “Internet Service Provider” and “Simcard FWA Pre Paid” for SWA Magazine and customer satisfaction researcher, Frontier, together with SWANetwork, on September 7, 2007.
BNI honors TELKOM for SMS Banking
BNI has 972 branches all over Indonesia and five branches abroad, and has around nine million customers which are also cluster one TELKOM customers with a wallet share of 70%. Since the launch of BNI SMS Banking in May 2006, there has been an increase of 92% in the period from January to August 2007 (from 133,268 users to 255,941 users), with total transactions reaching 7 million and the average transactions amounting to Rp.600 billion per month. BNI SMS Banking is a banking transaction service through cell phones with plain text SMS using ‘3346’. BNI SMS Banking accessible to customers by cell phone, either GSM or CDMA without having to switch SIM cards. One of the providers entrusted to handle the BNI SMS Banking is TELKOM with its product TELKOMFlexi. In the program “BNI SMS Banking 250.000 First Customers, Collaboration BNI with 7 Main Telecommunication Providers” at the Shangri-La Hotel Jakarta on September 19, 2007, TELKOM was among those honored by BNI for increasing SMS transactions through BNI SMS Banking.
Best Social Reporting ISRA 2007
TELKOM was awarded in the category “Best Social Reporting” during the Indonesia Sustainability Reporting Awards 2007 held by the Indonesia Accounting Alumni — Compartment Management Accountant, Bapepam, IDX and the Ministry of Environment.

December:
Fabulous 50
TELKOM is the only Indonesian company it on the list of the 50 best public companies in the Asia Pacific or Fabulous 50 — The Best of Asia Pacific’s Biggest Listed Companies according to Forbes Asia, a prominent business magazine. The award was based on TELKOM’s performance in 2006 and 2007. The award was presented on December 4, 2007 in Kuala Lumpur, Malaysia. Other telecommunication companies that received the award include China Mobile (China) and Bharti Airtel (India).
Best IT Project
TELKOM received “The Best Project Management” and “The Best IT Knowledge Transfer” awards from SAP, on December 13, 2007. The award is an acclamation by SAP, for TELKOM’s success in managing system transformation in the Infusion Project.
Value Creator Award 2007
TELKOM has succeeded in achieving the first position, in the 100 Companies with Largest Contribution in the Capital Market (SWA 100), and the rights to receive Value Creator Award. The award was provided by SWA Magazine in cooperation with Stern Stewart & Co. which referred to the Economic Value Added (“EVA”) and Market Value Added (“MVA”) valuation, on 100 companies with the largest capital in the Indonesia Stock Exchange (“IDX”). Based on the valuation, TELKOM obtains the highest score of Rp.171.2 trillion. The award was received on December 17, 2007.
Investor Award 2007
TELKOM has received the Investor Award 2007 as the best state enterprise in the non-financial field, telecommunications sector on December 18, 2007. The award refer to the company’s financial performance based on eight criteria: one year return, sales growth within last three years, net operating margin, return on equity, asset turn over, share volatility, share liquidity, and operational profit growth within last three years.

REPORT TO SHAREHOLDERS
CHAIRMAN’S REPORT
TELKOM’s operations results for the year ended 2007 were in line with our business plan for the year. EBITDA increased by 16.9% to Rp.37.0 trillion, while net income grew by 16.8% from last year to Rp.12.9 trillion. These results are in line with the budget and business targets for 2007 that had been set by Management and approved by the Board of Commissioners. We believe that our Company achieved its business strategy and that, as a result, further strengthened its fundamentals.
Strong Cash Flows
We resumed our share buyback program in 2007, retiring 126.4 million shares from the market worth Rp.1.2 trillion for our treasury stock. This was funded entirely from internally generated cash.
Strong cash flows and earnings have further strengthened TELKOM’s balance sheet, providing us with the financial strength to carry out all of our capital expenditures for new systems and technologies that support our business transformation. TELKOM is aggressively building capacities in the emerging new wave or next generation network market, in order to propel our business forward and broadening our revenue base for the future, thereby ensuring our long-term sustainability.
Strategic Road Map
Our consistently strong results over the past several years were as much a reflection of our considerable market leadership as of effective business strategy. TELKOM significantly improved the quality and depth of its strategic business planning, identifying and directing different market opportunities, and defining the most effective strategies and action plans for each opportunity in minute details. This made it easier to achieve our business targets.
In the current rapid transformation of the global telecommunications businesses, our ability to lay down a specific road map to be an active part of such transformation has opened up vast new possibilities for TELKOM in ways that did not exist a few years ago. Revenues from new wave businesses today accounts for roughly one-fifth of our total revenues, and growing.
Strategic Acquisitions and Growth
We continue to chart our progress into the new wave business by investing in broadband technology and next generation network that allows for the triple-play service of voice, internet and multimedia broadcasting. Our board of directors (“BoD”) has given its approval on strategic acquisitions that will further help establish our leadership in the growing the IT services market.
We see strong growth within the new wave of businesses that the Company can derive via strategic acquisitions from adjacent businesses that may not necessarily be a direct telecommunication focus, but deliver long term enhanced values to TELKOM. These are mainly identified in areas of content to further stimulate broadband growth and Pay TV development in Indonesia, value added services to enhance mobile and fixed wireless provision, IT services to develop a rapidly changing Corporate services sector and Integrated Service Offerings that utilize the existing network availability of TELKOM with new technologies to extend coverage and service areas. These initiatives are in line with our core aspirations to evolve into the leading converged services provider that will continue to provide long-term value and returns to all stakeholders.
Striving for a Fair and Flexible Regulatory Framework
Telecommunications is one of the most regulated industries in the world. We believe that this requires a regulatory framework that is not only fair and flexible, but can also stimulate industry growth.
TELKOM has formed a division dedicated to engage regulators and related stakeholders in helping shape regulatory thinking and goals. In addition to disseminating in-depth information on the industry to law makers and regulators, a key objective of our regulatory engagement is to ensure that the telecommunications sector in Indonesia remains attractive to potential investors, and that more importantly, investments can be made with confidence and certainty over the future of our industry.
Bellwether for the Nation’s Growth Prospects
With the largest capitalization on the IDX, we believe that the market looks to TELKOM as the bellwether for investment prospects in Indonesia. This places us under intense scrutiny and requires us to be precise and thorough in all of our business and social dealings. A key aspect of this lies in the areas of good corporate governance and effective board oversight, both of which are crucial to sustainable development and growth.
We are pleased to report that we have made progress in these areas, in particular with the progress of our integrated audit within the Sarbanes Oxley Act (SOA) framework and have als benefited from the increased certainty that exhaustive internal audit processes bring to the integrity of our financial reporting. In 2007, we managed to reduce our material weaknesses in the Internal Control over Financial Reporting (“ICOFR”) from 2006. We hope to capitalize more on ICOFR and good corporate governance in the future in our efforts to strive for long-term sustainability.
The Audit Committee has also been especially active throughout the year, ensuring that TELKOM remains focused on achieving its SOA responsibilities and updating the Board on other important matters that may require the immediate attention of Management. In addition to the Audit Committee, the Board of Commissioners (“BoC”) is assisted by the Nomination and Remuneration Committee and the Planning and Risk Assessment Committee. A list of each Committee under the BoC appears on page 145 of this Annual Report.
Helping Communities Grow
As one of the largest companies in Indonesia, TELKOM operates in a socially responsible way that helps communities and businesses benefit not only from convenient access to improving communications and connectivity, but also from growing opportunities and progress. TELKOM, for instance, has one of the most active and long-running programs that support the development of small businesses and help empower local economies. Currently running in its fifth year, the TELKOM partnership program assists over 40,309 small businesses achieve sustainability and independency. In 2007, TELKOM allocated Rp.182.6 billion in development soft loans and grants for 9,709 small enterprises and home industries.
Another key undertaking of our corporate social responsibility is in the area of education, where TELKOM provides the means for schools and other learning centers to raise computer literacy and proficiency among young people as part of national efforts to build a techno society of Indonesians in the 21st century. Our CSR program in education is in line with TELKOM’s INSYNC (Indonesia Synchronized) 2014 initiative in the deployment of our Next Generation Network across Indonesia to 2014.
Being responsible for the environment is also a key concern of TELKOM’s. Aside from the deployment of terrestrial or submarine cables, and the construction of cellular base stations, telecommunications technology hardly leaves a lasting imprint on the environment. Nevertheless, we are one of the largest consumers of electricity which unfortunately still emits considerable greenhouse gas emissions in Indonesia. It is incumbent upon us, therefore, to consume our electricity wisely, and whenever possible, to use environmentally friendly energy sources such as hydroelectric or geothermal power plants.
Changes to the Boards
There were a number of changes to the BoC and BoD of TELKOM in 2007. We welcomed Mahmuddin Yasin as a new member of the BoC, on June 29, 2007 replacing Gatot Trihargo. We welcomed Rinaldi Firmansyah who on February 28, 2007, became our President Director, replacing Arwin Rasyid. Mr. Firmansyah served as TELKOM’s Financial Director during the previous three years and, in addition to his strong credentials in finance, he brings with him a wealth of executive experience from some of Indonesia’s leading corporations prior to joining TELKOM. We also welcomed other new Directors to the Board, Messrs. Sudiro Asno, Faisal Syam, I Nyoman G. Wiryanata, and Ermady Dahlan, who replaced Rinaldi Firmansyah, John Welly, Abdul Haris and Guntur Siregar, as Directors of Finance, Human Capital and General Affairs, Network and Solutions, and Consumer, respectively, in 2007. In addition, Messrs. Prasetio and Indra Utoyo assumed leadership of our new directorates of

Compliance and Risk Management, and Information Technology and Supply. Our thanks and gratitude go to the departing members of the BoC and the BoD for their valuable contributions.
Looking to a Bright Future
Our stakeholders, especially our employees, have been supportive of our transformation program — for which we are extremely grateful — and we continue to count on their trust and support for our progressive transformation. The future of our InfoComm business looks bright and promising for the broadband and networked services delivery that we believe will transform the way people live, work and play. It will be less of a revolutionary process than an evolutionary one, and the prospect of growth for our new wave services as they unfold over many years in Indonesia is truly promising.
Tanri Abeng
President Commissioner

Directors’ Report
Our company is undergoing a major transformation. In the past few years, TELKOM has made tremendous changes to its business portfolio and service culture, and we continue to expand the range of our product lines and as the depth of our market penetration to remain one of the leading information and telecommunications (“InfoComm”) services providers in Indonesia. At no other time were these changes more pronounced and pursued with vigor by TELKOM than in 2007.
2007 Results
TELKOM recorded total sales of Rp.59.4 trillion in 2007 compared to Rp.51.3 trillion in 2006. Net income grew by 16.8% to Rp.12.9 trillion for an earnings per share of Rp.644.08. This net income exceeded our target for the 2007 by 3.85%. Returns on Assets and Current Ratio were 15.7% and 77.3% respectively, compared to 14.7% and 67.8% in 2006.
Our positive results in 2007 were supported by operational performance of the cellular and fixed wireless business. Our total cellular customer base and its net additional customers reached 47.89 million and 12.29 million, respectively, 11% and 37% above the 2007 target. Our “Flexi” fixed wireless total customer base and its net additional customers reached 6.4 million and 2.19 million, respectively, 6% and 14% above the 2007 target.
Constructive Quadruple Transformations
There are four major transformations currently underway at TELKOM.
First, we are transforming our business portfolio to reflect changes in the technologies of InfoComm that are at our disposal, and that are available in the markets that we serve. Today’s markets demand much more than just “Plain Old Telephony Service” (“POTS”), and TELKOM is leading the way in serving the emerging new wave market in Indonesia. This is evident among other things from our recent breakthroughs beyond POTS, in providing winning products and services such as TELKOMFlexi fixed-wireless telephony and TELKOMSpeedy high-speed internet, both of which have been well received by the market, and continue to draw hundreds of thousands of new subscribers each year.
The second part of our transformation deals with infrastructure. In order to provide new wave services, we have begun to complement our legacy fixed-line networks with seamless broadband and IP-based platforms. This is discernible from our significant capital expenditures in recent years, including in 2007, in which among other things TELKOM commissioned the construction of digital national and regional backbone rings across Indonesia as well as smaller loops within select growth areas; the launch of TELKOM-3 communications satellite; the opening of international gateways and linkages to global cable networks such as the Asian American Gateway; and access to first-tier broadband links for very large bandwidth capacity. Our goal in this massive infrastructure development is to be able to provide full-scale new wave services that are often characterized as those with virtually unlimited bandwidth, full mobility and seamless networks.
At the same time, we started to transform our business operations and processes as the third major transformation through an initiative called Infusion. This initiative integrates key operations involving our customer care centers, network operations and billing systems in such a way that enables us to manage our enterprise-wide resources, delivery systems and revenue goals integrated in one smooth flow.
Last but not least, we have initiated the challenging task of transforming our human resources to adapt to new and constantly changing environment, develop new skills and competencies that are in line with the rapidly evolving technologies of the new wave, become more responsive to customer needs and become more accountable for their individual performances.
Towards More Streamlined Operations
TELKOM has drawn up a human resources plan in which, over the next five years, we expect to realize benefits from a natural retrenchment of employees in the 45 years-of-age-and-above bracket who will be eligible for retirement benefits. This accounts for slightly more than 40% of TELKOM’s total workforce of 25,361 people as at December 31, 2007, and comprises mainly administrative, maintenance and field personnel serving TELKOM’s legacy telecommunications network. The gradual and natural phasing-out of these personnel, to be replaced by younger and better-trained recruits — also in the face of automation from greater integration of our operating systems in the near future — will provide TELKOM with a leaner organization that is more equipped to respond to the demands and deliveries of high-quality InfoComm services of the 21st century.
Strategy for Sustainability
The issue of long-term sustainability has become foremost in the strategies of many businesses today — especially in the face of growing scarcity of critical resources, rising energy costs and uncertainties brought on by global climate change, natural disasters, health threats and human conflicts.
TELKOM is directly and indirectly exposed to these risks. Moreover, as the incumbent telecommunications company in Indonesia, TELKOM faces regulatory impositions that could be detrimental to its continuing growth. An inability on our part to adapt quickly to risks, new regulations, changes in the market, new technologies or increased competition could result in lost revenues.
In 2007, we drew up a comprehensive mapping of TELKOM’s risk profile in order to identify and mitigate our business risks more readily. We also formed the Risk Management and Compliance Directorate to monitor and manage the Company’s risk and compliance issues. This was in line with our constant efforts to strengthen good corporate governance which, among other things, made encouraging improvements to our ICOFR as well as an increased emphasis on management decisions through deliberations and informed judgments involving TELKOM’s Executive Committees that, as of December 31, 2007, numbered eleven.
In order to sustain our business growth over the long-term, our business strategy is to defend our traditional markets, while at the same time pursue profitable growth in the new wave markets.
Throughout the world, traditional POTS markets are dwindling from the steady migration of paying customers to better and more cost-effective forms of new wave communications. This trend is irreversible worldwide and the Indonesian market is no exception, despite the fact that the fixed-line telephony penetration rate in the country is only 5.5 connections per 100 populations. That being said, a 5.5 percent connection rate in Indonesia translates into nearly 14 million fixed telephony lines which are greater in number than most telecommunications markets in the world.
The sheer size of our traditional market makes it imperative that we should arrest the rate of migration from POTS to new wave. This is being done through service quality improvements, quicker response and restoration to down lines, and aggressive promotion to increase the use of potentially growing products, such as dial-up internet connection, which still relies on public switched telephony networks. Our efforts in defending our traditional turf have borne fruits.
New wave services comprise of well-established and rapidly growing broadband internet, cellular mobile, and fixed wireless telephony businesses, as well as the emerging networked information technology (“IT”) service that TELKOM began to pursue in this year. TELKOM is fast emerging as the leading player, and a force to be reckoned with in the new wave market phenomenon in Indonesia. This enables us to leverage on our strong market position to either forge strategic partnerships with leading global players, or make strategic acquisitions to increase our dominance further in the new wave market. This, we believe, is likely to increase our long-term sustainability and profitability.
Creating Superior Value
The theme of this year’s Annual Report is “Creating Superior Value,” aptly describing the current position of TELKOM and the superior value that we must instill in our products and services in order to remain competitive in the market and thereby sustain our long-term growth. Creating superior value also connotes strong leadership in the areas in which we are engaged. Together with our subsidiaries within the TELKOM Group, we are taking the lead in many of our endeavors, from our businesses to regulatory engagements and corporate social responsibilities.
In business, we are the leading provider of basic telephony data communications services in the country, the leading cellular mobile operator through Telkomsel, and an emerging broadband and network services provider of considerable strength.

In the regulatory environment, we participate actively in the reasoning and recommendations behind the direction and formulation of telecommunications regulations in the country. Our efforts at this have led to tangible benefits for the industry as well as for our stakeholders’ interests. For instance, we were able to convince regulators to implement a limited and gradual deregulation of the access code for national long-distance telephony calls, rather than exercising it at once.
In corporate social responsibility issues, we remain committed, to the various social needs of the country in alleviating poverty, improving education and healthcare services, empowering local economies, aiding small and medium-sized enterprises, responding to natural disasters and contributing to environmental preservation. We are pleased to report that in 2006 and 2007, TELKOM received the nation’s highest recognition award on the Sustainability Report that we produced jointly with the Annual Report.
Board Rotation
Since the appointment of the current members of the BoD by TELKOM’s extraordinary general meeting of shareholders on February 28, 2007, there have been no changes to the composition of the Board. However, subsequent to that, the BoC has seen fit to effect a rotation among two members of the BoD. Consequently, by decree of the BoC effective February 29, 2008, Ermady Dahlan, the former Director of Consumer, has been reassigned as Director of Network and Solutions, and I Nyoman G. Wiranata, the former Director of Network and Solutions, became Director of Consumer.
On behalf of my fellow Directors, I would like to express our appreciation to TELKOM’s stakeholders, many of whom have been instrumental in supporting our continuing growth. We thank the members of the BoC for their guidance and supportive roles, and especially extend our gratitude to our customers who have remained loyal to us and make us still the number one InfoCom and full network and services provider in the country today and in the foreseeable future.
Rinaldi Firmansyah

President Director

MANAGING TELKOM
Profile of the Board of Commissioners
     The members of the BoC as of December 31, 2007 were:

	Age as of
Name	December 31, 2007	Title	Since
Tanri Abeng	66	President Commissioner	March 10, 2004
P. Sartono	63	Independent Commissioner	June 21, 2002
Arif Arryman	52	Independent Commissioner	June 21, 2002
Anggito Abimanyu	45	Commissioner	March 10, 2004
Mahmuddin Yasin	53	Commissioner	June 29, 2007
Tanri Abeng
     Mr. Abeng has been President Commissioner of TELKOM since March 10, 2004. From 1980 to 1998, Mr. Abeng served as President Director (1980-1991) and President Commissioner (1991-1998) of PT Multi Bintang Indonesia, Indonesia’s largest brewery. He also served as President Director of PT Bakrie & Brothers from 1991 to 1998, was President Commissioner of PT B.A.T. Indonesia from 1993 to 1998 and was a Commissioner of PT Sepatu BATA from 1989 to 1998. He was also a member of Parliament from 1993 to 1999 and was Minister of State-Owned Enterprises from 1998 to 1999. Mr. Abeng holds a degree from the University of Hasanuddin, a master’s degree in business administration from the State University of New York, Buffalo and has completed the Advanced Management Program at the Claremont Graduate School in Los Angeles.
P. Sartono
     Mr. P. Sartono has been an Independent Commissioner of TELKOM since June 21, 2002. Mr. P. Sartono became an employee of TELKOM in 1972 and has served in various management positions, including Corporate Secretary from 1992 to 1995. Prior his tenure at TELKOM, he held various positions at the Directorate General of Post and Communications from 1973 to 1985 and served as President Director of PT Telekomindo Primabhakti from 1995 to 1998. Mr. P. Sartono holds a degree in law from the University of Indonesia and a Master of Management (Marketing) degree from IPWI Jakarta, a Master of Law degree from the Institute Business Law and Management (Sekolah Tinggi Ilmu Hukum IBLAM) in Jakarta.
Arif Arryman
     Mr. Arryman has been an Independent Commissioner of TELKOM since June 21, 2002. In addition, he served as Independent Commissioner of PT Bank BNI Tbk. from 2001 to 2005. Previously, he served as an advisor to the Coordinating Minister for Economy and was a member of the Assistancy Team to the Ministry of Finance. Mr. Arryman graduated with a degree in Industrial Engineering from the Bandung Institute of Technology, a master’s degree in Engineering from the Asia Institute of Technology in Bangkok, Thailand, a Diploma d’etude Approfondie in economics from Universite Paris-IX Dauphine in France and a doctoral degree in economics from Universite of Paris-IX Dauphine in France.
Anggito Abimanyu
     Mr. Abimanyu has been a Commissioner of TELKOM since March 10, 2004. He is the Head of the Agency for Research in Economics, Finance and International Cooperation of the Ministry of Finance and has been a member of the expert staff to the Finance Minister since 2000. Mr. Abimanyu previously served as a member of the Board of Commissioners of Bank Lippo and Bank International Indonesia. Mr. Abimanyu is also a lecturer in the Faculty of Economics of Gadjah Mada University. Mr. Abimanyu holds both a bachelor’s and a master’s degree in economics from Gadjah Mada University, a master in science’s degree in International Development from the University of Pennsylvania and a Ph.D. degree in Environmental Economics from the University of Pennsylvania.

Mahmuddin Yasin
     Mr. Yasin has been a Commissioner of TELKOM since June 29, 2007. He serves as the Deputy Minister of State-owned Enterprise for Restructuring and Privatization of the Ministry of State-Owned Enterprises. Mr. Yasin previously served as Director of Privatization of the Ministry of State-owned Enterprise and Deputy Director of Badan Penyehatan Perbankan Nasional (“BPPN”). He also served as President Commissioner (since April 11, 2005) of PT Socfin Indonesia and President Commissioner (since July 8, 2004) of PT Pupuk Sriwidjaja. Previously, he served as Chairman of the Board (2001-2003) of Dharmais Cancer Hospital and Commissioner (2002-2003) of PT Indo Farma Tbk (2002-2003). Mr. Yasin holds a degree in economics from the University of Krisnadwipayana, Jakarta, and an MBA degree from Washington University, St. Louis, USA.

Profile of Board of Directors
     The members of the BoD as of December 31, 2007 were:

	Age as of
Name	December 31, 2007	Title	Since
Rinaldi Firmansyah	48	President Director	February 28, 2007
Sudiro Asno	51	Director of Finance	February 28, 2007
Faisal Syam	52	Director of Human Capital and General Affairs	February 28, 2007
I Nyoman G Wiryanata	49	Director of Network and Solution	February 28, 2007
Ermady Dahlan	55	Director of Consumer	February 28, 2007
Arief Yahya	47	Director of Enterprise and Wholesale	June 24, 2005
Prasetio	48	Director of Compliance and Risk Management	February 28, 2007
Indra Utoyo	46	Director of Information Technology and Supply	February 28, 2007
Rinaldi Firmansyah
     Mr. Firmansyah was appointed President Director of TELKOM in an Extraordinary General Meeting of Shareholders on February 28, 2007. He was Director of Finance of TELKOM since March 10, 2004. He previously served as Vice President Commissioner, President Director and Director of Investment Banking of PT Bahana Securities from 2003 to 2004, 2001 to 2003 and 1997 to 2001, respectively, and Commissioner and Head of the Audit Committee of PT Semen Padang in 2003. Mr. Firmansyah graduated with a degree in electrical engineering from the Bandung Institute of Technology and a master’s degree in business administration from the Indonesian Institute of Management Development, Jakarta. Mr. Firmansyah is also a Chartered Financial Analyst (CFA).
Sudiro Asno
     Mr. Asno was appointed the Director of Finance of TELKOM on February 28, 2007. He joined TELKOM in 1985 and has held several positions in TELKOM’s finance department. He previously served as Senior General Manager Finance Center of TELKOM. Mr. Asno has a degree in accounting from the University of Padjajaran Bandung.
Faisal Syam
     Mr. Syam was appointed the Director of Human Capital and General Affairs of TELKOM on February 28, 2007. He joined TELKOM in 1983 and has held several positions in various departments, including Senior General Manager of the Human Resource Center of TELKOM. Mr. Syam has a degree in mathematics from North Sumatra University and a master’s degree in management from the Bandung School of Management.
I Nyoman G Wiryanata
     Mr. Wiryanata was appointed the Director of Network and Solution of TELKOM on February 28, 2007. He joined TELKOM in 1983 and has held several positions in various departments, including Executive General Manager, Regional Division I (Sumatra). Mr. Wiryanata has a degree in electrical engineering from Surabaya Institute of Technology and a master’s degree in business administration from Prasetya Mulya Management Institute.
Ermady Dahlan
     Mr. Dahlan was appointed the Director of Consumer of TELKOM on February 28, 2007. He joined TELKOM in 1973 and has held several positions in various departments. He previously served as Executive General Manager, Regional Division II (Jakarta). Mr. Dahlan has a degree in telecommunications from the National Telecommunication Academy Bandung.
Arief Yahya
     Mr. Yahya was appointed the Director of Enterprise and Wholesale of TELKOM on June 24, 2005. He joined TELKOM in 1986 and has held several positions in various departments. Previously, he served as TELKOM’s Head of Regional Division V (East Java) and Head of Regional

Division VI (Kalimantan). Mr. Yahya graduated with a degree in electrical engineering from the Bandung Institute of Technology and a master’s degree in telecommunications engineering from University of Surrey.
Prasetio
     Mr. Prasetio was appointed the Director of Compliance and Risk Management of TELKOM on February 28, 2007. He joined TELKOM in 2006 as Executive Vice President of Risk Management, Legal and Compliance. Previously, he served as Finance Director of PT Merpati Nusantara Airline from October 2004 to June 2005, Independent Commissioner of PT Bank BRI Tbk from July 2004 to October 2004, as appointed by the MSOE, and Advisor to CEO of PT Bank BNI Tbk from April to July 2004. He was also Executive Vice President (Chief Credit Risk Officer) and Managing Director/Chief Financial Officer (also Supervisor for Commercial & Small Medium Enterprises Banking) of PT Bank Danamon Indonesia Tbk from 2001 to 2004, Vice Chairman of Bank Prima Express (under the Indonesian Bank Restructuring Agency or “IBRA” supervision) from 2000 to 2001, Senior Vice President of the IBRA from 1999 to 2001. He worked 15 years at PT Bank Niaga Tbk from 1984 to 1999 where in the last 5 years was appointed as Vice President Group Head. Mr. Prasetio received a degree in accounting from the University of Airlangga Surabaya in 1983 and became a Registered Accountant in 1984, and while working at Bank Niaga he completed an Advance Finance & Commercial Lending Program from the State University of New York at Buffalo in 1994 and a Top Management Program from Asian Institute Management in Manila in 1996.
Indra Utoyo
     Mr. Utoyo was appointed the Director of Information Technology and Supply of TELKOM on February 28, 2007. He joined TELKOM in 1986 and has held several positions in various departments, including Senior General Manager, Information System Center. Mr. Utoyo received a degree in telecommunications from the Bandung Institute of Technology and a Master’s degree in science (communication and signal processing) from the Imperial College of Science, Technology and Medicine from University of London.
     None of the Directors has a service contract with TELKOM nor are any such contracts proposed. The Directors’ business address is Jalan Japati, 1, Bandung 40133, Indonesia. None of the Directors or Commissioners are related to one another.

Harnessing the Strength of the TELKOM Group
Under the direction of a new management team that was inducted in February 2007, TELKOM exerted greater efforts to harnessing the strength of the TELKOM Group as a more cohesive business grouping rather than a loose conglomeration in which individual business units operate without a common strategic business goal.
The TELKOM Group is a formidable business grouping of more than nine companies that are currently engaged in fixed phone, cellular, application, content, data communication and property and construction among other businesses. Unfortunately, it has not always been viewed as integral to the strategic objectives or interests of TELKOM and the TELKOM Group as a whole. This is changing. In 2007, TELKOM appointed all Directors to serve as Chairperson in several of the most strategic subsidiaries or affiliated companies of TELKOM. For instance, the President Director of TELKOM now serves as the President Commissioner of Telkomsel, which is currently TELKOM’s largest revenue contributor.
Appointments to the BoC of TELKOM subsidiaries in the past were allocated to middle-level managers of TELKOM who were largely outranked in seniority by the Directors of the subsidiaries, who for the most part were TELKOM executives themselves. The ensuing ineffective Board roles, as a result, made it difficult for TELKOM to exercise direction over its subsidiaries. By installing the Directors of TELKOM in these subsidiaries, the Management of TELKOM is now better informed of the direction and progress of key subsidiary businesses. In addition, issues of greater strategic significance to the entire TELKOM Group are now discussed on a regular basis at the highest level, with strategic implications for policy-making and business planning. Now, TELKOM coordinates the marketing strategies for its CDMA fixed-wireless service with those of Telkomsel’s GSM cellular mobile service. The goal is to position each service to compete effectively against same-category competitors in the market, and not with one another. Such an effort can only strengthen the competitive positions of the Group’s products and services, further ensuring our leadership.
We believe that this could enhance the synergistic power of the TELKOM Group. A broader picture of the combined capabilities of the TELKOM Group of companies has in fact enabled the Management of TELKOM to make its latest acquisition of a leading information technology company, PT Sigma Caraka. This acquisition was intended to boost our competence and ability to capture a growing share of the emerging networked IT services market in Indonesia.
An integral part of TELKOM’s initiatives is to build the nation’s Next Generation Network (“NGN”) infrastructure encapsulated in the Indonesia Synchronized — INSYNC 2014 — vision. There is demand for a NGN platform, in which IP-based digital broadband lines are configured to bring triple-play services of voice, internet and multimedia broadcasting to millions of homes throughout the country.
Marketing and Customer Service Initiatives in 2007
TELKOM has embarked on an IT-based business transformation designed to improve our systems and processes, with the aim of achieving better coordination and integration of product management and service delivery to maximize customer satisfaction. By today’s highly customer-centric standards and orientation, customers demand nothing less than superior products and services — those that provide close to 100% reliability and availability, round-the-clock and seven days a week.
These are current norms of world-class services, and if TELKOM intends to successfully defend its legacy business and win the race for the new wave services, it needs to develop a robust information technology infrastructure with all of the attendant requirements to become a customer-centric organization.
This is currently being undertaken with our INFUSION 2008 program. The program seeks to improve the overall quality of TELKOM’s services through a comprehensive business transformation that relies on improved IT and operating systems, more integrated processes, higher quality products and services, and superior deliveries. In a recent customer satisfaction survey, TELKOM scored 85.04% for new telephone installation, 81.09% for billing and payment, 78.15% for customer service at our walk-in customer service points (“Plasa TELKOM”), 73.26% for customer complaint response, and 73.06% for call center services. While these results are encouraging, there is definitely room for improvement. INFUSION aims to increase those satisfaction factors considerably by shifting our emphasis from minutes-of-use (“MoU”) voice services to non-voice subscription-based packages, from product benefits to innovative solutions and from capacity to capability and bulk to value-added.
Our INFUSION initiatives have produced several parameters by which success can be measured. They include among other things service level agreements and service assurances, multiple service payments through a single billing statement, personalized and customised services based on strong Customer Relationship Management (“CRM”) capabilities.
INFUSION will require parallel development and enhancement of human capital equipped to manage the system and carry it forward. This requires extensive training on a large scale. At the initial stage, TELKOM has identified and allocated funds for the training of 8,000 personnel within TELKOM and throughout the TELKOM Group.
INFUSION 2008 will require more than Rp.500 billion for its initial roll-out. Our key partners in the program are the SAP Group for the CRM implementation, CLARITY for the National Operations Support System and CONVERGYS for convergent billing.
Facing Competition, Regulation and Compliance Issues
As the largest telecommunications services provider in the country, TELKOM faces many challenges.
Stiff market competition and price wars waged by smaller-scale cellular mobile operators or start-up internet service providers could create enormous pressure on our revenues if we failed to respond accordingly. Because of our sheer size, it may not always be feasible for us to compete price-for-price with our competitors. This is especially true of Telkomsel, our subsidiary cellular mobile service provider, with over 47 million subscribers and growing. The challenge is whether, if Telkomsel were to reduce its subscribers’ call rate in response to market competition, and this were to result in a doubling or tripling of calls made by 47 million subscribers all at once, could Telkomsel’s network and infrastructure could withstand the surge in traffic.
That scenario illustrates the difficulty for TELKOM, or any of its subsidiaries that are engaged in core business activities, to reduce prices. The KPPU, the Commission on Fair Business Practices in Indonesia issued a report alleging that Telkomsel engaged in overpricing of its mobile cellular tariff rates, exercising a cartel-like pricing policy with one other major cellular operator and inhibited competitive forces in the market by its volume of business.
In response, we believe that Telkomsel should not be charged with restricting market competition when it is its higher-than-average prices that are keeping the competition alive. If it were to lower prices to the level suggested by the KPPU report, it is possible that Telkomsel may effectively drive all competition out of the market and raise an entry barrier to the industry.
This underscores the need for a fair and balanced regulatory approach that is based on informed judgement and understanding of what is required for the industry to grow and customers to prosper. TELKOM is determined to help shape a fair and balanced regulation by actively participating in dialogues and deliberations to help formulate regulatory policy. Our efforts have not been in vain. In the recent debate on whether TELKOM should concede exclusivity rights over the national long-distance telephony access codes in the interest of free competition, we were able to defend our position in that those rights came with a price for TELKOM — namely that we had built, maintained and upgraded our national telephony networks over the years — and so we question the fairness of a policy that would grant other operators free and instant access to these networks without any investment on their part. We believe that the existing interconnection regime represents a fair and equitable way for operators to compensate each other for the use of their respective assets.
Meanwhile, as a foreign private issuer with a class of securities registered under the U.S. Securities Exchange Act of 1934, as amended, and a NYSE listing, TELKOM is required to comply with SEC reporting requirements and the requirements under Section 404 under SOA. TELKOM has benefited from its SOA 404 compliance efforts, including better documentation and transparency of processes and controls, identification and remediation of financial reporting weaknesses, greater risk awareness and the realization that compliance supports the integrity and value of our financial reporting in an ever-changing business environment.
After several years of committed efforts, our results are improving. We have addressed and rectified several material weaknesses in our accounting processes and ICOFR over the past few years. Two, however, remain. We continue to devote significant resources to remedying these material weaknesses on various fronts, including, among other things, dedicating 1,000 full-time personnel to SOA 404 compliance, assigning an additional 500 full-time staff dedicated to documentation and recordkeeping, and subjecting all senior employees to SOA 404 and ICOFR training and awareness programs.

HUMAN CAPITAL
We manage Human Capital.
In 2007, TELKOM made fundamental changes to the management of its human resources. We redefined the concept of handling human resources into managing human capital. In the human capital concept, we regard individual talent as an asset. By talent, we mean people skills, knowledge, attitude, aptitude, expertise, experience, eligibility, ability, suitability, authority, training, education, creativity, and other value-added traits. We expect that the new concept would induce the creation of a learning organization. In that way, talent will remain in the organization, long after the individual is gone.
TELKOM’s operating results were attributable in part to the improved quality and increased professionalism of high-achieving TELKOM personnel. We are developing our people in line with TELKOM Business Framework. This includes current HR development programs,such as Malcolm Baldrige for Performance Excellence, Human Capital Management, Strategic Human Capital Management Pillars, Leveraging Human Capital Management for Performance Excellence, and Lessons Learned and Shared — the TELKOM Experience.
A. HUMAN RESOURCES PROFILE
1.  Number of Employees
As of December 31, 2007, employees of TELKOM and its subsidiaries reached 32,465 in total, of which 25,361 were employed by TELKOM, and 7,104 were employed by its subsidiaries.
     The table below sets forth a breakdown of TELKOM employees by position:

		TELKOM’s
	TELKOM as at	subsidiaries as at
	December 31, 2007	December 31, 2007
Senior management	180	125
Middle management	2,437	493
Supervisors	9,841	753
Others	12,903	5,733

Total	25,361	7,104

As of December 31, 2006, employees of TELKOM and its subsidiaries reached 34,021 in total, of which 27,658 were employed by TELKOM, and 6,363 were employed by its subsidiaries.
As of December 31, 2005, employees of TELKOM and its subsidiaries reached 34,004 in total, of which 28,179 were employed by TELKOM, and 5,825 were employed by its subsidiaries.
Between 2003-2007, the numbers of employees decreased by an average annual rate of 6%. This indicated the relative success of our multi-exit programs, especially the early retirement programs during the periods from 2003-2005 and 2007.

In 2007, total number of employees decreased by 8.31% or 2,297 people compared to the same period in 2006, mainly due to a revitalized early retirement program. Other than that, the decrease was also attributable to normal retirement, resignation, death and other reasons.
2.  Level of Education
A breakdown of the educational background of TELKOM employees in 2007 shows the following statistics: Six-year Elementary School (SD) educated personnel accounted for 5.3% of the total workforce; three-year Junior High School (SLTP), 8.3%; three-year Senior High School (SMU), 34.1%; Diploma graduates (D1-D3), 30.7%; University undergraduates (S1), 18.3%; post-graduates, 3.3%.
Compared to 2006, the composition of TELKOM employees on the basis of their education has shifted in 2007 as follows. There was a decrease in the number of SLTP, SMU, D1, D2 and D3 educated personnel, and an increase in graduates and post graduates, signifying the shift towards higher educated personnel, mainly reflecting the success of TELKOM’s current recruitment policy and early retirement program offered to employees with education below University graduates (S1).

3.  Age
In 2007, those that were 41 years of age and above represented the largest age group among our employees, accounting for 79.8% of TELKOM’s total workforce. Employees that were between 31-40 years of age accounted for 17.2% of TELKOM’s total workforce. Employees that were below 30 years of age accounted for 3.0% of TELKOM’s total workforce.
Compared to 2006, TELKOM’s age group profile in 2007 showed a decline in the 18-25, 31-35, 36-40, 41-45 and 51-55 age groups, and an increase in the 26-30 and 46-50 age groups. The decline in the numbers in the 31-35, 41-45 and 51-55 age brackets was due partly to the early retirement program offered in 2007.

B.  HR PRODUCTIVITY
HR productivity growth in 2007 is as follow:
Table 3. HR Productivity in 2007 vs. 2006 (Gross)
*) ROHI = (Operating Revenue — (Operating Expenses — Personnel Expenses)) / Personnel Expenses
HR productivity in 2007 was generally higher than that in 2006. This is evident from the improving returns and ratios of Revenue over Employee, EBITDA/Employee, Operating Profit/Employee and Operating Profit/Employee Expenses. Increasing productivity ratios in 2007 were underscored further by decreasing Employee Expenses/Operating Revenue and Employee Expenses/Operating Expenses.
To measure employee performance, TELKOM uses Competency Base Human Resource Management (CBHRM). When initially implemented in 2004, CBHRM was only partly used to gauge performance and induce competition among employees to improve performance level.
In 2007, we began to rely fully on CBHRM to measure employee performance, define salary grades, and develop competence. Based on this, we updated the Competency Directory and developed a Master Plan to guide our human capital development for the period of 2008-2012.
C.  HR DEVELOPMENT
     TELKOM’s HR development is aligned with the Company’s business strategy, based on the Corporate Strategy Scenario (CSS), Master Plan for Human Capital (MPHC), Training Need Analysis (TNA), organizational transformation and financial growth.
1. Education and Training
In 2007, employee education and training were focused on:
—	Developing leadership, grooming potential leaders who are high achievers with an affinity for excellence and a global mindset.

—	Supporting the strategic goals of the Company with respect to the CSS and business plans of respective business units.

—	Closing the competency gap among employees, through competency evaluation based on CBHRM assessments.
These programs are divided into:
—	Mandatory Corporate Program (programs organized by HR Head Office, held either in Indonesia or overseas).

—	Regular Program (programs carried out by local HR units) focused on business unit performance.
Executive training is provided through various leadership programs (Suspim 135, Commander Training, FLTP, Advanced Leadership and Extraordinary Leadership programs). In 2007, executive training was held for 4,216 staff and the closing competency gap and other operational training programs were provided to 18,136 employees.
These training programs focused on increasing employee competency level in technology, marketing and management of the telecommunications and information businesses in line with our being the market leader in the InfoComm field. Cooperative efforts with leading institutions related to our industry were undertaken to support our training programs, both at home and abroad.
During 2006 and 2007, TELKOM allocated Rp.168.1 billion for training and education. The average allocation per employee amounted to Rp.6.0 million, based on the total number of employees who underwent training in 2007, which reached a total of 22,352 participants.
Other efforts to develop human resources were done through Knowledge Management, a facility for every employee to share ideas, concepts and information through written articles that are accessible to all of our employees.
To enhance our human resources in the future, we continue to seek the ideal HR composition through strategic and targeted recruitment programs developed by our Assessment Service Center and Talent Pool.
2.  Promotions and Rotations
     During 2007, 4,172 employees were promoted and 1,994 employees were transferred. Promotions were given by using Assessment Tools and Job Tender methods.
3.  Improvement of HR Services
     Improvements were carried out on our employee relations media and human resources care center (“HRCC”), both of which were able to create more effective solutions for HR and internal communications. The HR media was unveiled in October 2007.
In addition, an official website on Human Capital and General Affairs was developed to facilitate communications between policy makers, HR management and employees. The website enables employees to search for HR policies and related information, complete with a query-and-reply site for issues related to HR policies and their implementation.
4. IT support for Internal Communications
     TELKOM employs IT applications to support internal communications, including business automation processes, electronic memos, virtual meetings, shared files, online surveys and the Intranet. Our Intranet network is supported by several application systems including SAP, CCF, Makxi, T3 online, C4, CRM application and TELKOM e-Learning.
5. Employee Extracurricular Pursuits
     TELKOM facilitates extracurricular activities by employees in cultural, sports and religious affairs. As much as possible these activities are geared towards the participation of employees and their families, including activities such as the Al-Qur’an reciting competition, church choirs, Utsawa Dharma Gita and sports events.
6. Early Retirement
     In 2007, 1,873 personnel qualified for the Early Retirement Program (ERP) introduced in 2006.
D. EMPLOYEE RELATIONS MANAGEMENT
     In May 2000, our employees formed a union named “Serikat Karyawan TELKOM” or “SEKAR”. In May 2006, several of our employees formed another union named “Serikat Pekerja” or “SP” as an alternative to SEKAR. The formation of each of SEKAR and SP is in accordance with Presidential Decree No. 83 of 1998 regarding ratification of ILO Convention No. 87 of 1948 concerning the freedom to form a union and the protection of the right to form an organization. Membership with the unions is not compulsory. We believe that our relations with each of SEKAR and SP are good. However, there can be no assurance that the activities of employee unions will not change or materially and adversely affect our business, financial condition and prospects.
Employee Relations Management between the Company and its employees and the Company with SEKAR is facilitated through the Collective Work Agreement (“CWA”) III dated July 17, 2007, establishing arrangements on the rights and responsibilities of the Company, employees and SEKAR.
With the signing of CWA III, an agreement was reached between SEKAR and TELKOM regarding the LKS Bipartite forum that focuses on enhancing two-way communications to improve employee productivity and company performance. The next step is to form the LKS Bipartite forums at other central and regional levels in accordance with the PKB Agreement of 2007.
E. COMPETITIVE REMUNERATION
     In general, TELKOM employees receive a based salary and salary-related allowances, bonuses and various benefits, including a pension plan and a post-retirement health care plan, medical benefits for themselves and certain members of their immediate family, housing allowance and other allowances and benefits, including those tied to the performance of their respective working units.
     Bonuses are budgeted in advance by the BoD and the BoC and are paid out in the following year in which they were earned. Over the past five years, the size of the annual bonus pool has ranged between Rp.113.5 billion to Rp.391.3 billion. Bonuses for 2007 will be paid to all employees after the publication of the 2007 audited financial report. The size of bonus pool should be determined and agreed on the AGM in the year 2008 before Management distributes it to all employees based on their position level.
     TELKOM’s mandatory retirement age is 56. TELKOM sponsors a defined benefit pension plan and a defined contribution pension plan. The defined benefit pension plan is for permanent employees hired prior to July 1, 2002. The amount of the pension entitlement under the defined benefit pension plan is based on the employee’s length of tenure and salary level upon retirement and is transferable to dependents upon the demise of the employee. The main sources for the pension fund are the contributions of the employees and TELKOM. The participating employees contribute 18% of basic salary (prior to March 2003 the employee contribution rate was 8.4%) and TELKOM contributes the remaining amount required to fund the plan. TELKOM’s contributions to the pension fund were Rp.698.5 billion, Rp.693.5 billion and Rp.700.2 billion for the years ended December 31, 2005, 2006 and 2007, respectively.
     Effective January 1, 2003, TELKOM increased (a) the minimum pension benefit for retired employee of approximately Rp.425,000 per month and (b) pension benefits for employees who retired prior to August 1, 2000 by 50%. Employees who retired on or after July 1, 2002, received an increase of monthly pension benefits amounting to twice the amount of their basic monthly salary. This policy is applied to employees who retired at the normal pension age of 56.
     The defined contribution pension plan is provided for employees hired with permanent status on or after July 1, 2002. The plan is managed by a recognized pension fund institution. The Company’s annual contribution to the defined contribution pension plan is determined based on a certain percentage of the participants’ salaries and amounted to Rp.971.0 million, Rp.1,858.0 million and Rp.2,196.0 million in 2005, 2006 and 2007, respectively.
     TELKOM also provides post-retirement healthcare benefits for its retired employees and their immediate family. There are two types of funding for post-retirement healthcare benefits: (i) for employees hired before November 1, 1995 who retired prior to June 3, 1995 or who have 20 years of service for those retired after June 3, 1995, such benefits are funded by the TELKOM Healthcare Foundation; (ii) for employees hired before November 1, 1995 who retired with tenures of less than 20 years and for employees hired after November 1, 1995, such benefits will be granted in the form of an insurance allowance by TELKOM. TELKOM’s contributions to the plan for employees hired before November 1, 1995 who retired prior to June 3, 1995, and who have had 20 years of service when they retired after June 3, 1995 were Rp.435.9 billion, Rp.714.8 billion and Rp.900.0 billion for the years ended December 31, 2005, 2006 and 2007, respectively.
TELKOM Employee Reward (TER)
     Awards are given by TELKOM to performing employees, or units, aimed at increased productivity and achievements. TELKOM has provided several awards to its employees for individual or unit achievements. These awards are called Telkom Employee Rewards, covering religious awards, individual performance awards, and unit performance awards.
TELKOM also provides Healthiest Family Awards, Best Tactical Innovator Award, Champion Award, and Best Regional Office Award.
TELKOM Employee Shares Management (“ESOP”)
     The main ESOP program includes services on buying and selling of ESOP shares. During TELKOM’s IPO on November 14, 1995, 116,666,475 shares were obtained by 43,218 employees. As of December 31, 2007, 15,941,446 TELKOM shares were obtained by 12,487 employees and TELKOM retirees.
F. CORPORATE CULTURE AND BUSINESS ETHICS DEVELOPMENT
     The Company has an internal and corporate culture development policy known as The TELKOM Way (“TTW”) 135. The TTW 135 emphasizes several elements being part of every employee. These elements are one basic assumption, three prime values and five step behaviors.
     The based assumption is called Committed to you. The three prime values cover customer value, excellent service and competent people. The five step behaviors which are needed to win the competition are stretching our goals, simplifying, involving everyone, achieving quality in our work, and rewarding winners. The TTW 135 is expected to create effective cultural control on how to sense, how to see, how to think and how to behave, by all TELKOM employees.
     The TELKOM Way 135 culture continues to be implemented as the only culture of TELKOM. In 2007, development of the TELKOM Group culture was started, through collective planning and preparations as well as several synergistic group programs.
     Culture development is in line with our Strategic Initiatives programs. Transform Culture was done through a thorough approach, both based on values previously applied, as well as approaches based on systems mandated by Strategic Initiatives.
In 2007, scheduled annual activities include: (i) measuring the progress of TTW 135 implementation through surveys on corporate culture to obtain TELKOM Corporate Index; (ii) willingness to sign off on one’s commitment to comply with TELKOM business ethics; (iii) improving obedience level; (iv) assessing employees understanding of business ethics issues; and (v) conforming with stipulated business ethics and norms, including the SOA requirements for the CEO and CFO to put their signatures on the validity and reliability of the Company’s annual reports.
HR Policy Communications and Dissemination
     Human resources policies are communicated throughout the TELKOM Group in a number of ways including through electronic means such as Indonet meetings, website portals, e-mailing and Intranet memos. The content of our PKB III Agreement of July 2007 was disseminated through those means, to cite one example.

TELKOM Employee Opinion Satisfaction (TEOS) Survey
     TEOS was held online in August-September 2007 through TELKOM’s Portal Intranet. Based on the 2007 surveys, the Employee Satisfaction Index (ESI) was 79.23% whereas the value for Employee Dissatisfaction Index (EDI) was 5.19%.
The highest satisfaction index (ESI) was for Pride of Employment which scored highest at 89.97%, while the lowest was 73.10% for Remuneration. The lowest EDI score was 0.64% for Pride of Employment, whereas the highest was at 11.51% for Remuneration.
G. TELKOM EMPLOYEE HEALTH MANAGEMENT
     TELKOM provides health services to its employees through the TELKOM Health Foundation (“Yakes”). The main activity of Yakes is to care for the health needs of TELKOM employees, retirees and their immediate family members.
For the year ended 2007, Yakes’ healthcare facilities total 931, consisting of 17 TELKOM health centers and 914 other healthcare facilities, which are run in cooperation with healthcare partners such as doctors, health specialists, hospitals, drug stores, clinics, labs, opticians and others.
TELKOM employees, retirees and immediate family members who are registered in the Yakes healthcare program numbered 159,751 at year-end 2007, 9,034 fewer than in 2006. The decline was due to expired membership due to death and progressive age outside the stipulated age limit, as well as from the introduction of certain policies on retirement that do not provide healthcare benefits.
H. SAFETY, HEALTH AND ENVIRONMENTAL SECURITY AT WORK (K3)
     To ensure the safety, heath and environmental security of TELKOM employees and others within and surrounding TELKOM operations, and to safeguard sources of production as well as production process, production equipment, and working environment, TELKOM has developed a comprehensive K3 policy with the objective to reach a zero accident goal. Our K3 management is carried out in conformation with the regulations of the union and the regional K3 Supervising Authority of the Ministry of Manpower of the Republic of Indonesia.
In 2007, a K3 survey was carried out in conjunction with the TEOS survey, which was the first survey of its kind ever undertaken to determine whether TELKOM has provided a working environment that is at par with requirements. The result of the K3 achievement in the survey was 76.06%, which is categorized as “Good”.

TELECOMMUNICATIONS INDUSTRY OVERVIEW
A. Indonesian Telecommunications Industry
Overview
     Since 1961, telecommunications services in Indonesia have been provided by a succession of state-owned companies. As was the case in other developing countries, the expansion and modernization of the telecommunications infrastructure played an important role in the country’s general economic development. Moreover, the nation’s large population and rapid economic growth have led to significant unmet demand for telecommunications services.
     The Government has extensive regulatory authority and supervisory control over the telecommunications sector, primarily through the MoCI. The Government has historically maintained a monopoly over telecommunications services within Indonesia. Recent reforms have attempted to create a regulatory framework to promote competition and accelerate the development of telecommunications facilities and infrastructure. The regulatory reforms embodied in new regulations, that came into effect in September, 2000 were intended to increase competition by removing monopolistic controls, increase the transparency and predictability of the regulatory framework, create opportunities for strategic alliances with foreign partners and facilitate the entrance of new participants to the industry. At that time, the deregulation of the telecommunications sector was closely linked to the national economic recovery program supported by the International Monetary Fund (“IMF”).
     Fixed line penetration is low in Indonesia by international standards. According to an internal study as of December 31, 2007, Indonesia had an estimated fixed line penetration (including fixed wireless subscribers) of 7.7% and an estimated cellular penetration of 41.1%.
We believe that there are a number of significant trends in the telecommunications industry in Indonesia which include:
—	Continued growth. We believe that the telecommunications industry will continue to grow, as continued development of Indonesia’s economy is expected to increase demand for telecommunications services.
—	Migration to wireless networks. We anticipate that wireless services will become increasingly popular as a result of wider coverage areas and improving wireless network quality, declining handset costs and the proliferation of prepaid services.
—	Increasing competition. We anticipate an increasingly competitive Indonesian telecommunications market as a result of the Government’s regulatory reforms.
B. Regulations
Overview
     The Government exercises both regulatory authority and supervisory control over the telecommunications industry in Indonesia. The legal framework for the telecommunications industry is based on specific laws, government regulations and ministerial decrees enacted and issued from time to time. The Government currently regulates the telecommunications sector through the MoCI. The MoCI is responsible for the overall supervision and regulation of the industry. Within the MoCI, various directorates and bureaus carry out specific regulatory duties. The MoCI has authority to issue implementing decrees, which are typically broad in scope, thereby giving the MoCI considerable latitude. Pursuant to such decrees, the MoCI defines the scope of exclusivity, formulates and approves tariffs, determines Universal Service Obligations (“USOs”) and controls many factors affecting our competitive position, operations and financial condition. The MoCI, as regulator, has the authority to grant new licenses for the establishment of new joint ventures and other arrangements, particularly in the telecommunications sector.
Prior to March 1998, the Ministry of Tourism, Post and Telecommunications (“MTPT”) was responsible for the regulation of telecommunications in Indonesia. With reorganization of the Government following the 1999 General Elections, such regulatory responsibilities were transferred to the MoCI. In 2005, pursuant to a presidential decree, the MoCI assumed regulatory responsibilities. Through the Directorate General of Post and Telecommunications (“DGPT”), a directorate under the MoCI, the Government regulates the radio frequency spectrum allocation for all operators, including TELKOM, which are required to obtain a license from the MoCI for each of their services utilizing radio frequency spectrum. All telecommunications operators are also required to pay for radio frequency spectrum usage. The Government also requires all telecommunications operators to pay a concession license fee of 1% of collected operating revenues.
At that time, the overall program of telecommunications sector deregulation was closely linked to the national economic recovery program supported by the IMF. The national plan was documented in the Memorandum of Economic and Financial Policies (“MEFP”), as further clarified in the Letters of Intent to the IMF in January and May 2000. The main focus of the MEFP was to stabilize the economy and regain trust through a comprehensive plan based on:
—Deregulation;
—Promoting competition;
—Liberalization;
—Restructuring;
—Improving market access; and
—Introducing market-oriented regulations.
The Government’s telecommunications reform policy was formulated in its “Blueprint of the Indonesian Government’s Policy on Telecommunications,” as contained in the MoC’s Decree No. KM 72 of 1999 dated July 20, 1999. The policies were intended to:
Increase the sector’s performance in the era of globalization;
Liberalize the sector with a competitive structure by removing monopolistic controls;
Increase transparency and predictability of the regulatory framework;
Create opportunities for national telecommunications operators to form strategic alliances with foreign partners;
Create business opportunities for small and medium enterprises; and
Facilitate new job opportunities.
The regulatory reforms of the Indonesian telecommunications sector were brought about by the Telecommunications Law, which became effective on September 8, 2000.
On September 15, 2003, the Government issued the Economic Policy Package pursuant to Presidential Instruction No. 15. The Government intended to improve efficiency, capacity and equity in telecommunications by putting in place the infrastructure for an additional 3 million fixed lines and 43,000 fixed lines in remote areas. Further, on March 30, 2004, the MoC issued Announcement No. PM. 2/2004 regarding the Implementation of the Telecommunications Sector Restructuring, which stated, among other matters, that the Government will require operators to install a minimum of 1.4 million lines in 2004 and 10.7 million lines by 2008.
Telecommunications Law
     The Telecommunications Law provides key guidelines for industry reforms, including industry liberalization, facilitation of new entrants and enhanced transparency and competition. Under the Indonesian regulatory framework, the Telecommunication Law only outlines the substantive principles of the subject matter. Detailed provisions implementing the Telecommunications Law will be provided in the implementation regulations consisting of Government regulations, ministerial decrees and decrees of the DGPT.
     The Telecommunications Law eliminates the concept of “organizing entities,” thus ending TELKOM’s and Indosat’s status as organizing entities with responsibility for coordinating domestic and international telecommunications services, respectively, for the industry. To enhance competition, the Telecommunications Law specifically prohibits monopolistic practices and unfair competition among telecommunications operators.
The role of the Government is to become an impartial policy maker and supervisor. As stipulated in the Telecommunications Law and to ensure transparency in the regulatory process, an independent regulatory body was established on July 11, 2003 to regulate, monitor and control the telecommunication industry. The ITRB is comprised of officials from the DGPT and the Committee of Telecommunication Regulations and is headed by the Director General of Post and Telecommunication Services. Members of the Committee of Telecommunication Regulations were appointed on December 19, 2003.
MoC Decree No. 67/2003 stipulates the relationship between the MoC, from which telecommunications regulatory responsibility was transferred to the MoCI in February 2005, and the ITRB. As part of its regulatory function, the ITRB is authorized to (i) carry out the selection or evaluation for licensing of telecommunications networks and services in accordance with the MoCI’s policy, and (ii) propose to the MoCI about the operation performance standards for telecommunications networks and services, service quality standards, interconnection charges and equipment standardization. As part of its monitoring function, the ITRB is authorized to monitor and is required to report to the MoCI on (i) the implementation of the operation performance standards for telecommunications networks and services, (ii) the competition among network and service operators, and (iii) compliance with the utilization of telecommunication equipment in accordance to the applicable standards. As part of its controlling function, the ITRB is also authorized to control and required to report to the MoCI regarding the facilitation of any dispute resolution among network and service operators, and the control of the use of telecommunications equipment and implementation of service quality standards. Decisions of the ITRB are in the form of a DGPT decree.
New Service Categories
     The Telecommunications Law classifies telecommunications providers into three categories: (i) telecommunications network providers; (ii) telecommunications services providers; and (iii) special telecommunications providers. Under these categories, telecommunications network operations and/or provision of telecommunications services may be carried out by any legal entity established for that purpose.
Licenses are required for each category of telecommunications service. A telecommunications network provider is licensed to own and/or operate a telecommunications network. A telecommunications service provider is licensed to provide services by leasing network capacity from other network providers. Special telecommunications licenses are required for providers of private telecommunications services for purposes relating to broadcasting and national security interests. MoC Decree No. KM 20/2001 (as amended by Decree No. KM 29/2004) and MoC Decree No. KM 21/2001 (as amended by Decree No. KM 30/2004) implement the provisions of the Telecommunications Law regarding these new categories of telecommunications network and services operations.
Competition
     Despite the termination of exclusivity rights, the Government does not prohibit or discourage operators from attaining a dominant position with regard to the telecommunications services. The Government, however, does prohibit operators from abusing a dominant position. On March 11, 2004, the MoC issued Decree No. 33/2004, which sets forth measures to prohibit the abuse of their dominant position by network and service providers. Dominant providers are determined based on factors such as their scope of business, coverage area of services and whether they control a particular market. Specifically, the Decree prohibits a dominant provider from engaging in practices such as dumping, predatory pricing, cross-subsidies, compelling consumers to use such provider’s services (to the exclusion of competitors) and hampering mandatory interconnection (including discrimination against specific providers).
Interconnection
     Pursuant to the express prohibitions on activities that may create monopolistic practices and unfair business competition, the Telecommunications Law provides for fair interconnection of networks to allow “any to any connectivity.” Interconnection fees have to be agreed by each network provider and calculated in a transparent manner. The Telecommunications Law provides guidance with respect to the interconnection scheme between telecommunication network providers. On February 8, 2006, the MoCI issued Regulation No.8/Per/M.KOMINFO/02/2006, which mandates a cost-based interconnection tariff scheme for all telecommunications network and services operators. Under the new scheme, the operator of the network on which calls terminate would determine the interconnection charge to be received by it based on a cost-based formula.
     Pursuant to Decree No. 8/Per/M.KOMINFO/02/2006, each telecommunication network operator is required to prepare and submit to the ITRB a (“RIO”), which must prescribe the type of interconnection services offered by the network operators and the tariffs charged for each of the offered services. Such calculated interconnection charges must be presented in a RIO and reported to the ITRB. We submitted our RIO in April 2006. In August 2006, ITRB completed its review of the RIOs submitted by large network operators, including us. Due to significant modifications by the ITRB on our RIO, we proposed certain amendments to it. Following correspondence between us and the ITRB, the ITRB decided that our final RIO had been determined by DJPT No. 279 /DIRJEN /2006 issued on August 4, 2006. The interconnection tariff scheme took effect on January 1, 2007.
     Pursuant to a transition clause in MoCI Regulation No. 8/Per/M.KOMINFO/02/2006, existing interconnection agreements remain valid as long as the parties to the agreements agree and the existing agreements do not conflict with Regulation No. 8/Per/M.KOMINFO/02/2006. On December 28, 2006, we and all existing network operators signed amendments to respective interconnection agreements for the implementation of the cost-based tariffs obligation under Regulation No.8/Per/ M.KOMINFO/02/2006. These amendments became effective on January 1, 2007.
     Pursuant to Regulation No.8/Per/ M.KOMINFO/02/2006 and ITRB Letter No. 246/BRTI/VIII/2007 dated August 6, 2007, we submitted a RIO update to ITRB on October 26, 2007, which covers adjustments for operational, configuration, technical and service offerings. In December 2007, TELKOM and all network operators signed new interconnection agreements that replaced all interconnection agreements between TELKOM and other network operators including amendments of all interconnection agreements signed in December 2006. These agreements address the requirements under Telkom’s RIO. On February 5, 2008, the Government issued a regulation mandating tariff adjustments to the cost-based interconnection tariff regime. Pursuant to the regulation, TELKOM and Telkomsel, along with ten others Indonesian telecommunication service providers, were required by April 1, 2008, to make adjustments, if any adjustment, to their respective interconnection tariff rates to comply with the new interconnection tariff scheme.
SLJJ and IDD Services
     We were granted the authority to use “007” as our IDD access code. On December 1, 2005, we and Indosat entered into another interconnection agreement enabling each party’s customers to make domestic calls between Indosat’s mobile network and our fixed line network and allowing Indosat’s mobile customers to access our IDD service by dialing “007.” This overrides all existing interconnection agreements on mobile and fixed line network between us and Indosat.
On May 17, 2005, the MoCI issued Decree No. 6/2005 regarding SLJJ service access codes. According to Decree No. 6/2005, the three digit access code in the form of “01X” and “0” access code for access to SLJJ services may be used. The “0” access code is being used to accommodate customers who prefer not to choose their long-distance carrier, while the “01X” access code is being implemented gradually in local areas in which we have technical capabilities to support such services.
On December 3, 2007, MoCI released Decree No. 43/2007 regarding regulation on the access code implementation phases. According to Decree No. 43/2007, we must commence our “01X” long-distance services by April 3, 2008 in Balikpapan and, subject to certain conditions, by September 27, 2011 in all remaining areas. However, the Decree also requires that we shall implement SLJJ fixed wireline or fixed wireless network access to other operators before such deadlines if Indosat or other licensed operators achieve certain customer base thresholds. Under the Decree, we would be required to open our fixed wireless network access to Indosat and other licensed operators upon Indosat or other licensed operators achieving a customer base equivalent to 30% or 15%, respectively, of TELKOM’s fixed wireless customer base. We would be required to open our fixed wireline and fixed wireless network access upon Indosat or other licensed operators achieving a customer base for fixed wireless terminal services equivalent to 15% of TELKOM’s combined fixed wireline and fixed wireless customer base.
Indonesian Telecommunications Regulatory Body (ITRB)
     On July 11, 2003, the ITRB was established as the implementation agency of the Telecommunications Law. Under MoC Decree No. KM 31/2003, as amended by MoC Decree No. 25/2005, the ITRB is authorized to regulate, monitor and control the operations of the telecommunications sector. The ITRB is composed of officials from the DGPT and the Committee of Telecommunication Regulations. Combined with further privatization of our Company and Indosat, the establishment of such an independent regulatory body is intended to reduce the Government’s role in the telecommunications industry from that of being the telecommunications industry’s financier, operator, regulator and licenser to becoming primarily the industry’s licenser and regulator.
In 2003, the MoC also announced the establishment of the Telecommunication Traffic Clearing System (“TTCS”), which will assist the ITRB in the performance of its functions and which will be responsible for all interconnection matters. It is expected that through the TTCS, the ITRB will obtain accurate data about the profile of interconnection traffic among operators so as to ensure transparency in the charging of interconnection fees. The actual operation of the TTCS will be undertaken by PT Pratama Jaringan Nusantara, a private entity selected by the MoC on February 18, 2004, which will act under the supervision and control of the ITRB. As of the date of this Annual Report, the TTCS has not commenced operations.
In 2007, the MoCI announced a blueprint for a new framework of ICT licenses distribution. Under the current framework, ICT licenses are distributed to operators in the following categories: internet, PSTN, cellular and fixed wireless access, and cable television. The new framework would replace the existing license categories with the following categories: service (email, television, internet, voice), network (softswitch, IP network), access (wireline, 3G/4G, WiFi) and customer premises equipment (personal computers, PDA, handsets, modems). The new ICT license framework is pending review and comment and is scheduled to be implemented by 2011.
Consumer Protection
     Under the Telecommunications Law, each operator must provide guarantees for consumer protection in relation to quality of services, usage or service fees, compensation and other matters. The law also allows customers injured or damaged by negligent operations to file claims against negligent providers.
Universal Service Obligations
     Under the Telecommunications Law, all telecommunications network operators and service providers are bound by a USO, which requires such network operators and telecommunication service providers to make contribution towards providing universal telecommunication facilities and infrastructure or other forms of compensation. As of the date of this Annual Report, we paid the total USO amount payable of Rp.307.7 billion for fiscal year 2005, Rp.383.8 billion for fiscal year 2006 and Rp.438.5 billion for fiscal year 2007. For further information relating to USO, see Note 49g to our consolidated financial statements.
Implementing Regulations
     The Government has issued several implementing regulations under the Telecommunications Law, including MoCI Regulation No. 01/2006 (“Operation of Radio Frequency Band 2.1 GHz for Cellular Network”), MoCI Regulation No. 8/Per/ M.KOMINFO/02/2006 (“Interconnection”) and MoCI Decree No. 181/2006 (“Frequency Migration”).
Satellite Regulation
     The international satellite industry is highly regulated. In addition to being subject to domestic licensing and regulation in Indonesia for the use of orbital slots and radio frequencies, the placement and operation of our satellites are also subject to registration with the Radio Communications Bureau of the International Telecommunications Union and the Intelsat consultation process.
Fixed Wireline and Wireless Regulation
     On March 11, 2004, the MoC issued Decree No. 35/2004, which provides that only fixed network operators holding licenses issued by the MoC and using radio frequency access networks may offer fixed wireless access service. In addition, the decree states that each fixed wireless access provider must provide basic telephony services. However, a fixed wireless access provider can only provide fixed wireless access service within its designated area code. Further, fixed wireless access service may not incorporate roaming and auto mutation features. Customers cannot use their fixed wireless access phones to make or receive calls when they are located outside their respective area codes.
In May 2006, we began offering corporate customers an integrated direct call center service under the brand name “TELKOM Call 500”. TELKOM Call 500 is a basic communication service solution for corporate customers providing an integrated contact center to support their marketing programs and customer service. TELKOM Call 500 is targeted at companies in various segments, including banking and finance, manufacturing, trade and industry, government, and mining and construction. Following a government review of the national numbering plan in 2007, consisting of a review of the use of the prefix 500-XXX, we suspended our TELKOM Call 500 services, pending for further government action.
C. Competition
Fixed Wireline and Fixed Wireless
     Historically, we had the exclusive right to provide fixed line domestic telecommunications services in Indonesia. Pursuant to regulations introduced to implement the Telecommunications Law, the Government terminated our monopoly in providing fixed line domestic telecommunications services. The MoC issued Indosat a license to provide local telephone services from August 2002. On May 13, 2004, Indosat received its commercial license to provide domestic long-distance telephone services. Indosat launched its CDMA fixed wireless access service under the brand name “StarOne” in Surabaya on May 29, 2004, and in Jakarta on July 25, 2004, creating a “duopoly system” in Indonesia fixed line domestic telecommunications market. As of December 31, 2005, Indosat is able to provide nationwide DLD services through its CDMA-based fixed wireless network, its own fixed line network and its interconnection arrangements with us. Based on the interconnection agreement between us and Indosat dated September 23, 2005, we have agreed to open interconnection with Indosat’s local fixed line service in certain areas such as Jakarta, Surabaya, Batam, Medan, Balikpapan and Denpasar. To date, Indosat has expanded the coverage of its local fixed network to major areas in Sumatra, Java, Bali, Kalimantan and Sulawesi. Indosat also commenced offering limited domestic long-distance services for calls within its network in late 2004.
Our fixed line services face direct and indirect competition from other fixed wireline and fixed wireless service providers, such as PT Bakrie Telecom (formerly Ratelindo) and PT Batam Bintan Telecom, mobile cellular services, fixed cellular services, SMS, VoIP services and e-mail. We expect that the increasing uses of these services may adversely affect future demand for our fixed line services.
Cellular
     The cellular market in Indonesia is dominated by Telkomsel, Indosat and Excelcomindo. As of December 31, 2007, these nationwide cellular operators (full mobility) collectively had over 85% of the Indonesian cellular market. The number of full-mobility cellular subscribers in Indonesia totaled approximately 63.7 million at the end of 2006 and approximately 93.1 million at the end of 2007, representing an annual growth rate of approximately 40.0% during that period. Despite this rapid growth, the cellular penetration rate in Indonesia, at approximately 41.1% at the end of 2007, has remained relatively low compared to many other countries. During recent years, competition among cellular operators has intensified.

GSM mobile cellular operators compete principally on the basis of pricing, brand, network coverage, distribution, technology, value-added services and service quality. We believe that Telkomsel is able to compete effectively in the Indonesian cellular market due to the quality and coverage of its mobile cellular network and the strength of its brand name.
Our CDMA-based fixed wireless phone service, TELKOMFlexi, which offers limited mobility and charges customers at PSTN tariff rates that are substantially lower than tariffs for cellular services, may offer a competitive alternative outside GSM services.
As of December 31, 2007, Telkomsel remained the largest national licensed provider of cellular services in Indonesia, with 47.9 million cellular subscribers and a market share of approximately 51.0% of the full-mobility cellular market. Indosat, as a result of its merger with Satelindo, was the second largest provider. Excelcomindo was the third largest provider. Since 2003, Mobile 8 has also operated a nationwide CDMA mobile cellular service. Mobile 8 had approximately 3.0 million subscribers and a market share of approximately 3.3% as of December 31, 2007. In addition to the nationwide GSM operators, a number of smaller regional GSM, analog and CDMA cellular providers operate in Indonesia.
The following table sets out summary information as of December 31, 2007 on each of the three leading nationwide licensed GSM mobile cellular operators:
Nationwide Licensed GSM Mobile Cellular Operators in Indonesia

Operator
	Telkomsel	Indosat	Excelcomindo
Launch date	May 1995	November 1994(2)	October 1996
2G Licensed frequency bandwidth (GSM 900 & 1800)	30 MHz	30 MHz	25 MHz
3G Licensed frequency bandwidth (2.1 GHz)	5 MHz	5 MHz	5 MHz
Licensed coverage	Nationwide	Nationwide	Nationwide
Network coverage	Nationwide	Information not available	Information not available
Market share (as of December 31, 2007)(1)	51.0%	26.0%	17.0%
Subscribers (as of December 31, 2007)(1)	47.9 million	24.5 million	15.5 million

(1)	Estimated, based on statistics compiled by TELKOM.

(2)	In November 2003, Indosat and Satelindo merged, and Indosat took over Satelindo’s cellular operations.
IDD
     On August 1, 2001, the Government through the DGPT, announced the early termination of Indosat’s exclusivity rights for IDD. The announcement stated the Government’s intention that we could receive a commercial license to provide IDD services by the end of 2003. Although we only received our commercial license on May 13, 2004, we had made necessary preparations to provide IDD services prior to the receipt of such license and on June 7, 2004, we began offering IDD fixed line services to customers. We have upgrade some switching to have International Gateway capabilities in Batam, Jakarta and Surabaya. These gateways have received certificates of operation (certificate ULO) from the DGPT. In order to connect with overseas operators, we built two microwave links to connect Batam-Singapore and Batam-Pangerang (Malaysia). In addition, we, SingTel Mobile and CAT developed the TIS submarine cable system in 2003 connecting Batam, Singapore and Thailand. We also signed an agreement with Telekom Malaysia Berhad for the deployment and maintenance of a new submarine optical cable to connect Dumai (Indonesia) to Melaka (Malaysia), which was completed in December 2004. We also extended our international cable by purchasing bandwidth capacity to connect with Hong Kong and utilized this capacity to connect to the other countries, such as the U.S. We also completed developing the ground segment to connect to the Intelsat Satellite in December 2004. As a new player in IDD, we cooperate with various global operators to get direct or indirect connection to reach all offshore destinations. These preparations allowed us to begin offering customers IDD fixed line services on June 7, 2004.

VoIP
     We launched our VoIP services in September 2002. VoIP uses data communications to transfer voice traffic over the internet, which usually provides substantial cost savings to subscribers. Besides us, Excelcomindo, Indosat, Atlasat, Gaharu and PT Satria Widya Prima provide VoIP services in Indonesia. Other unlicensed operators also provide VoIP services that may be accessed through the internet as well as from software that allows PC-to-PC voice communications through the internet. VoIP operators offering international services also compete with IDD operators, such as Indosat and, beginning on June 7, 2004, TELKOM.
VoIP operators compete primarily on the basis of pricing and service quality. Certain VoIP operators have started offering services such as budget calls and prepaid calling cards, which is expected to result in greater competition among VoIP operators and other IDD service providers.
Satellite
     In recent years, competition in the Asia-Pacific satellite business has been intense. Companies in this business compete primarily on coverage power, product offerings and price. The Indonesian satellite industry is loosely regulated and in practice operates in accordance with an “open-sky” policy. This means that Indonesian satellite operators must compete with foreign satellite operators.
Other
     During the last three years, competition with respect to multimedia, internet, and data communications related services has intensified principally due to the issuance of new licenses as a result of the deregulation of the Indonesian telecommunications industry. We expect competition to continue to intensify. Multimedia, internet and data communications-related service providers in Indonesia compete principally on the basis of price, range of services provided, network quality, network coverage and customer service quality.
Licenses
     The Telecommunications Law requires telecommunication network operators and telecommunication service operators, including us, to obtain licenses to operate telecommunications networks and provide telecommunications services.
     Fixed wireline and fixed wireless. We provide local and domestic long-distance fixed line services based on Government Regulation No. 25/1991 and Government Regulation No. 8/1993. Based on Minister of Tourism, Post and Telecommunication (“MTPT”) Decree No. KM 39/1993 concerning basic telecommunication operation, we were permitted to enter into joint operation schemes (“KSO”) with our existing KSO partners for the provision of fixed line services in their respective regions. The Government amended some of our fixed line licenses to comply with the Telecommunication Law and we received our Modern License to provide fixed line services, DLD services and IDD services on May 13, 2004. We provide fixed wireless services pursuant to our authorization to provide fixed line services and apply PSTN tariffs for this service, which are substantially lower than those for cellular services. Our ability to provide fixed wireless services at PSTN tariff rates might be challenged by regulators, other cellular operators and cellular trade associations.
     Cellular. Telkomsel holds licenses to operate a nationwide GSM mobile cellular telephone network, to use 7.5 MHz of radio frequency bandwidth in the 900 MHz band and to use 22.5 MHz of radio frequency bandwidth in the 1800 MHz band. Telkomsel also holds licenses from the Indonesian Investment Coordinating Board that permit Telkomsel to develop cellular services with national coverage, including the expansion of its network capacity. In addition, Telkomsel holds permits and licenses from and registrations with certain regional governments and/or governmental agencies, primarily in connection with its operations in such regions, the properties it owns and/or the construction and use of its base transceiver stations.
     Third-Generation Mobile Telecommunications System (3G). In February 2006, the Indonesian Government conducted the tender for three radio frequency spectrum licenses of 2.1 GHz, each having a bandwidth of 5 MHz, to be used in conjunction with the new licenses to operate nation-wide 3G cellular telecommunication network in Indonesia. The winning bidders would become the operators of 3G cellular telecommunication networks along with two existing license holders (HCPT and PT Lippo Telekom (Natrindo Telepon Selular)) that had received the 3G licenses through a competitive bid in 2003. On February 14, 2006, under MoCI Regulation No. 19/2006, the 3G licenses were awarded to Telkomsel, Indosat and Excelcomindo. As winning bidders, Telkomsel, Indosat and Excelcomindo are subject to an upfront fee of up to 200% of the bidding price, payable within 30 business days of the award. Telkomsel, Indosat and Excelcomindo were also subject to a radio frequency spectrum usage fee based on certain formula in accordance with Decision Letter No. 07 /PER/M.KOMINFO/2/2006 of the Minister of Communication and Information Technology. See Note 50d (ii) to our consolidated financial statements.
     IDD. We received, as part of our Modern License, our commercial license to provide IDD services on May 13, 2004 pursuant to the terms of MoC Decree No. KP 162/2004.
     VoIP and ISP. We received a Modern License to provide VoIP and ISP services on January 29,2004, pursuant to DGPT Decree No. 02/DIRJEN/2004, which also permits us to provide data communications services.
     Network access provider. We hold a license to provide internet interconnection services beginning on July 31, 2006, pursuant to DGPT Decree No. 275/DIRJEN/2006.
Tariffs and Interconnection Charges
The Government divides tariffs into two categories:
—	Tariffs for the provision of telecommunications services; and

—	Tariffs for the provision of telecommunications networks.
Generally, the MoCI regulates prices. The amount we can charge is based on a tariff formula for telecommunications services in Indonesia. Telecommunications operators may set the amount of tariff. In this regard, our operating business units have authority to make adjustments to prices based on specific guidelines fixed by the directors of our Company.
   Fixed Wireline Tariffs
     The current tariffs chargeable by us are as follows:
Installation and Monthly Charges:

Access charges	Business	Residential	Social
	(Rp.)	(Rp.)	(Rp.)
Installation	175,000 - 450,000	75,000 - 295,000	50,000 - 205,000
Monthly Subscription	38,400 - 57,600	20,600 - 32,600	12,500 - 18,500
Usage Charges:

	Price per Pulse	Pulse Duration
	(Rp.)
Local
Up to 20 km	250	3 minutes (off peak) and 2 minutes (peak)
Over 20 km	250	2 minutes (off peak) and 1.5 minutes (peak)
Domestic Long-Distance (“SLJJ”)

	Price Per Minute	Rounding Time Block Duration
(Rp.)

0-20 km	83 - 122	1 minute
20-30 km	122 - 163	1 minute
30-200 km	325 - 1,290	6 seconds
200-500 km	460 - 1,815	6 seconds
Over 500 km	570 - 2,270	6 seconds

     For further information relating to our fixed line tariffs, see Note 49 to our consolidated financial statements.
   Fixed Wireless Tariffs
     Tariffs charged to fixed wireless subscribers are reported as fixed line revenues. We offer both postpaid and prepaid fixed wireless services.
     Postpaid. Postpaid subscribers pay a one-time activation charge of Rp.25,000 and a monthly charge of Rp.30,000. Usage charges for postpaid subscribers are as follows:
Usage Charges:
Local

	Price per Pulse	Pulse Duration
	(Rp.)
Local OnNet	49	1 minute
Local to PSTN	150	1 minute

				Rounding Time
		Price Per Minute		Block Duration
		Peak (Rp.)	Off-Peak (Rp.)
	SLJJ
	Flexi to Flexi	900	449	6 seconds
	Flexi to PSTN
	Working days (Monday - Saturday) 0 - 200 km	900	449	6 seconds
Weekdays	Over 200 km	1,500	449	6 seconds
	0 - 200 km	600	449	6 seconds
	Over 200 km	1,100	449	6 seconds
	Flexi to mobile cellular:
	Local	550	550	30 seconds
	SLJJ (working days)
	30-200 km	1,600	800	30 seconds
	Over 200 km	2,500	1,250	30 seconds
	SLJJ (holiday)	1,500	1,500	30 seconds
     For SMS, postpaid subscribers are charged Rp.75 per message for Flexi to Flexi, and Rp.250 for Flexi to fixed wireline and other operators. Postpaid subscribers who use our internet access via wireless dial-up are charged Rp.165 per minute. Postpaid subscribers who use Public Data Network based dedicated lines for internet access are charged Rp.3 per KBps.
     Prepaid. Usage charges for prepaid subscribers, including VAT of 10%, are summarized as follows:
Usage Charges:

		Rounding Time
	Price Per Minute	Block Duration
	(Rp.)
Local:
Flexi to Flexi	49	60 seconds

Flexi to Fixed Wireline	250	60 seconds

SLJJ:
Flexi to Flexi	900	30 seconds
Flexi to Fixed Wireline

0 - 200 km	1,400 (Peak) , 900 (Off-Peak)	30 seconds
Over 200 km	2,400 (Peak) , 900 (Off-Peak)	30 seconds

Flexi to mobile cellular:
Local	800	30 seconds

Rounding Time
	Price Per Minute	Block Duration
(Rp.)
SLJJ
30-200 km	1,900 (Peak) - 1,200 (Off -Peak)	30 seconds
Over 200 km	3,300 (Peak) - 2,200 (Off -Peak)	30 seconds
     For SMS, prepaid subscribers are charged Rp.100 per message for Flexi to Flexi/fixed wireline, and Rp.350 per message to other operators. Prepaid subscribers who use our internet access via wireless dial-up are charged Rp.350 per minute. Prepaid subscribers who use public data network based dedicated lines for internet access are charged Rp.5 per KBps.
   IDD Tariffs
     We commenced offering IDD fixed line services on June 7, 2004. Tariffs for IDD calls are set by service providers, subject to specified maximum limits established by the Government. Our IDD tariffs are as follows:

Rounding Time
Region	Price Per Minute	Block Duration
(Rp.)

Africa	5,090 - 6,440	6 seconds
Americas and Caribbean	5,090 - 7,470	6 seconds
Asia and Oceania	4,410 - 9,630	6 seconds
Europe	5,090 - 9,630	6 seconds
Middle East	5,090 - 8,460	6 seconds
   Cellular Tariffs
Postpaid Tariffs.
     For information relating to our post-paid mobile cellular telephone tariffs, see Note 49 to our consolidated financial statements.
     Usage tariffs charged to subscribers are as follows:

Rounding Time
	Price Per Minute	Block Duration
(Rp.)
Mobile cellular to mobile cellular:
Local	650 - 938	20 seconds
Domestic Long-Distance
30-200 km	1,110 - 2,628	15 seconds
Over 200 km	1,220 - 3,083	15 seconds

Mobile cellular to fixed line:
Local	450 - 531	20 seconds
Domestic Long-Distance
30-200 km	650 - 1,696	15 seconds
200-500 km	785 - 2,221	15 seconds
Over 500 km	895 - 2,676	15 seconds

International Long-Distance:
Group I	3,675 - 5,880	15 seconds
Group II	4,237 - 6,780	15 seconds
Group III	4,687 - 7,500	15 seconds
Group IV	5,362 - 8,580	15 seconds
Group V	6,225 - 9,960	15 seconds
Group VI	7,050 - 11,280	15 seconds
Group VII	8,025 - 12,840	15 seconds

     Prepaid Tariffs. For prepaid cellular services, activation charges may be freely determined by cellular operators while usage charges are limited to a maximum of 140% above the peak usage charges for postpaid services. Telkomsel charged its prepaid customers (simPATI/Kartu As) pay usage charges as follows:

	Price Per Minute				Rounding Time Block Duration
	(Rp.)
	simPATI		Kartu		simPATI	simPATI
	Ekstra	simPATI PeDe*	As		Ekstra	PeDe*	Kartu As
Calls within Telkomsel:
Local	300 - 1,500	1,500		1,200	30 seconds	per second	per second
SLJJ
Zone 1	300 - 4,000	1,500		1,200	30 seconds	per second	per second
Zone 2	300 - 4,500	1,500		1,200	30 seconds	per second	per second

Calls to other cellular:
Local	1,300 - 1,600	1,500		2,400	30 seconds	per second	per second
SLJJ
Zone 1	3,500 - 4,000	3,600		2,400	30 seconds	per second	per second
Zone 2	4,000 - 4,500	3,600		2,400	30 seconds	per second	per second

Calls to fixed line/fixed wireless:
Local	700 - 950	900		1,800	30 seconds	per second	per second
SLJJ
30-200 km	2,000 - 2,300	2,100		1,800	30 seconds	per second	per second
200-500 km	3,200 - 3,720	2,100		1,800	30 seconds	per second	per second
Over 500 km	3,600 - 4,150	2,100		1,800	30 seconds	per second	per second

International Long-Distance:
Group I-III	7,500 - 8,000	7,500 - 8,000		8,000	15 seconds	15 seconds	15 seconds
Group IV-VII	11,000 - 12,000	11,000 - 12,000	1	2,000	15 seconds	15 seconds	15 seconds

*	simPATI PeDe subscribers are charged Rp.25 per second for the first minute and Rp.0.5 per second onwards to all Telkomsel subscribers.
   Leased Line Tariffs
     The Government determines the maximum tariffs for leased lines. The Government reduced leased line tariffs substantially in 1997 and 1998. On January 1, 1997, the Government decreased tariffs for leased lines by an average of 52%. Leased line tariffs for other telecommunications operators and Government bodies were further reduced up to 30% effective January 1, 1998. The Government has announced that it intends to move towards a formula-based tariff structure for leased line services; however, it has not announced a proposed framework for such a formula.
     The following table sets forth the leased line tariffs:

Tariff
(Rp.)
Installation charge
Customer access	1,500,000
Monthly subscription charge
Digital line
Local (or up to 25 km)	750,000 - 115,000,000(1)
Inter-local (over 25 km)	14,550,000 - 1,528,100,000(2)

(1)	Price differs by user (private, other licensed operator, or government) and speed.

(2)	Price differs by user (private, other licensed operator, or government), speed and region.

   VoIP Tariffs
     Charges for VoIP services may be freely determined by VoIP operators, based on cost. We launched our VoIP services, which as of the date of this Annual Report consist of TELKOM Global-01017 and its lower-cost alternative, TELKOMSave.
   Satellite Tariffs
     Maximum annual tariff is US$1.20 million per transponder, although in some instances we may offer discounted tariffs for long-term commitments or loyal customers.
   Broadband Access
     The following table sets forth the tariffs for our broadband access services:

			Monthly Usage	Excess Usage
Speedy Services	Activation Fee	Monthly Fee	Allowance	Charge
	(Rp.)	(Rp.)		(Rp.)
Limited Home	75,000	200,000	1.0GB	500/MB
Limited Professional	75,000	400,000	3.0GB	500/MB
Unlimited	75,000	750,000	Unlimited	—
Unlimited Warnet	75,000	2,500,000	Unlimited	—
Speedy Time Based	75,000	200,000	50 hours	25/minutes
   Public Phone Kiosk Tariffs
     Kiosk phones are public phones that are operated by third parties. Charges for kiosk phones may be freely determined by operators. We are entitled to retain a maximum of 70% of the phone kiosk basic tariffs for domestic calls and up to 92% of phone kiosk basic tariffs for international calls.
   Tariffs for Other Services
     The amount of the tariffs for satellite rental and other telephony and multimedia services are determined by the service provider by taking into account the expenditures and market price. The Government only determines the tariff formula for basic telephony services. There is no stipulation for the tariff of other services.
   Tariffs for Interconnection
     The Government establishes tariffs for interconnection and access, including the amount of interconnection charges to be received by each operator in respect of calls that transit to multiple networks. For further details of these tariffs, see Note 49c to our consolidated financial statements.

TELKOM AND ITS 2007 OPERATIONS
Business Overview
A. General
     We are the main provider of fixed line telecommunications services in Indonesia. We own a majority of Telkomsel, which is the largest Indonesian mobile cellular operator in terms of subscribers and revenue. We also provide a wide range of other telecommunications services including interconnection, network, data and internet services and other telecommunications services. We report revenues in the following categories:
•	Fixed lines (which consists of fixed wireline and fixed wireless);

•	Cellular;

•	Joint Operation Schemes (KSO);

•	Interconnection;

•	Network;

•	Data and Internet;

•	Revenue-Sharing Arrangements; and

•	Other services (including revenues from telephone directory services and building management services).
     For segment reporting purposes, we have four segments: fixed wireline, fixed wireless, cellular and other. The fixed wireline segment provides local, SLJJ and international telephone services, and other telecommunications services (including, among others, leased lines, telex, transponder, satellite and VSAT) as well as ancillary services. Our fixed wireless segment provides CDMA-based telephone services, as well as other telecommunication services using limited-mobility wireless handsets within a local area code. Our cellular segment provides air time charges, particularly mobile cellular telecommunication services. Any other operating segment that does not represent more than 10% of our revenues is presented as “Other”. These comprise of our telephone directories and our building management businesses.
For 2007, other than interconnection customers, no single customer accounted for more than 1% of our total operating revenues. For the purpose of calculating operating revenues, we treat each state-owned enterprise owned by the Government as a single customer. Our business does not experience significant seasonality.
1.	Fixed Line Services
     Our fixed line services are comprised mainly of local and domestic long-distance services. We are the principal provider of fixed line services in Indonesia.
a.	Fixed Wireline Services

Our fixed wireline subscribers pay one-time installation charges, ongoing monthly subscription charges and usage charges for local, DLD and IDD services. In addition, our subscribers are provided with a number of value-added features, such as voicemail and information services and billing and directory assistance.
b.	Fixed Wireless Services

We offer a limited mobility (within a local area code) CDMA-based fixed wireless phone service under the brand name “TELKOMFlexi” for both fixed and portable handsets. CDMA-based fixed wireless technology enables rapid development of telephone networks and the reduction of capital expenditures per line by reducing and often eliminating the need for layout of cables.

Our TELKOMFlexi subscribers have the option of postpaid and prepaid services. Our postpaid subscribers pay one-time activation charges, ongoing monthly subscription charges and usage charges for local, DLD and international services. These charges are generally the same as those paid by our fixed line subscribers.

We also provide our TELKOMF1exi subscribers with a number of value-added features, such as short messaging service (“SMS”), wireless application protocol (“WAP”), a web portal, ring tones, voicemail and information services, such as billing, directory assistance and other content services. The revenues from these services are reported as “Data and Internet Services”. Our TELKOMFlexi customers generally have all features offered by cellular services except roaming to other local area codes and internationally.

In January 2007, we launched “FlexiMILIS”, a new service, that allows subscribers to send SMSs to a pre-defined group of subscribers. The FlexiMILIS service is similar to a group mailing list service.

In May 2007, we launched a new refill voucher card, denominated at Rp.10,000 per voucher. Similar to the Rp.10,000 denominated electronic vouchers previously launched, the new refill voucher cards are active for a period of 15 days, with a grace period of 30 days.
2.	Cellular Services

We provide our mobile cellular services through our 65%-owned subsidiary Telkomsel. In 2007, Telkomsel’s mobile cellular subscribers (prepaid and postpaid) increased by 35% from 35.6 million at the end of 2006 to 47.9 million at the end of 2007. Based on data developed by Telkomsel from various sources, Telkomsel had an estimated 51% share of the cellular market (full mobility) in Indonesia as of December 31, 2007, compared to an estimated 56% market share as of December 31, 2006.

Telkomsel provided GSM cellular services in Indonesia through its own network and internationally through networks operated by 288 international roaming partners in 155 countries as of the end of 2007. As of December 31, 2007, Telkomsel had the largest network of any of the cellular operators in Indonesia, providing coverage to approximately 95% of Indonesia’s population, including all counties in Indonesia and all sub-counties in Java, Bali, Nusa Tenggara and Sumatra.

Telkomsel provides its subscribers with the option of two prepaid services under the brand names “simPATI” and “Kartu As” and a postpaid service under the brand name “kartuHALO.”

Telkomsel offers its prepaid customers a selection of starter packages. For simPATI customers, the Rp.10,000 “simPATI Ekstra” starter package, launched in February 2007, contains a simPATI SIM card and a voucher worth Rp.5,000 plus a credit of Rp.5,000 for intra-Telkomsel calls and a Rp.10,000 credit bonus after the first refill. The simPATI Ekstra subscribers are provided with certain benefits, such as discounted voice and SMS tariffs during off-peak hours and a fixed charge for unlimited calls within a day to all Telkomsel subscribers. In addition, “simPATI Free Talk and SMS” offers three free minutes for calls to Telkomsel subscribers during off-peak hours for each three-minute calls during peak hours and six free SMSs to Telkomsel subscribers during off-peak hours for each 6 SMSs sent during peak hours.

In December 2007, Telkomsel launched a new edition of simPATI under the name “simPATI PeDe.” The voucher values for the “simPATI PeDe” starter packages are similar to the “simPATI Ekstra” starter packages, but simPATI PeDe has a per-second charging scheme. Subscribers are charged Rp.25 per second for the first minute and Rp.0.5 per second onwards to all Telkomsel subscribers. The simPATI subscribers can switch between simPATI Ekstra and simPATI PeDe.

For Kartu As customers, the Rp.10,000 starter package contains a SIM card and a voucher worth Rp.10,000. The Rp.15,000 “SLANK” starter package contains a SIM card and a voucher worth Rp.15,000.

The simPATI subscribers can buy prepaid vouchers ranging in value from Rp.5,000 to Rp.1,000,000 to increase the value of their SIM cards, while Kartu As subscribers can buy prepaid vouchers ranging from Rp.5,000 to Rp.100,000. The customer’s prepaid account can be topped up electronically or by supplemental refill vouchers. When refill vouchers are purchased, subscribers call an automated telephone number and enter a 14 digit code printed on their voucher in order to activate or supplement their account with the new prepaid amount. Kartu As and simPATI starter packages and refill vouchers may be purchased at any of Telkomsel’s service centers and distribution outlets. Electronic refills may also be purchased at selected automatic teller machines, through telephone banking, over the internet and through M-KIOS, which allows prepaid customers to refill with their mobile handsets via secure means. Subscribers can also make payments using an automatic refill service that permits payments through VISA and MasterCard credit cards. Prepaid customer can choose among the following automatic refill methods: (i) whenever the prepaid account balance falls below Rp.10,000; (ii) a fixed amount monthly; or (iii) through SMS. The prepaid customer credits generally have a predetermined expiry date.

Provided that they meet certain credit-related eligibility requirements, simPATI customers may sign up for Telkomsel’s postpaid kartuHALO services at any time without having to change their telephone numbers.

In March 2007, Telkomsel launched HALOhybrid, a product for postpaid which provides both postpaid and prepaid service in one SIM card. HALOhybrid subscribers have the benefit of flexibility to determine monthly usage limit (ranging in value from Rp.100,000 to Rp.3,000,000), flexible tariff, refillable (once subscribers reach their usage limit), free SMS, and usage monitoring.

In September 2006, Telkomsel launched its 3G services in Jakarta for both postpaid and prepaid customers. As of December 31, 2007, Telkomsel’s 3G services were available in 81 cities. The 3G services provide Telkomsel’s subscribers (over 3.3 million 3G network subscribers as of December 31, 2007) with various features including video calls, mobile television, mobile download and high-speed data access. Telkomsel continues to expand and optimize its 3G network and is conducting various marketing and educational campaigns for its 3G services. In addition to 3G, Telkomsel maintains its enhanced data transmission technology known as “EDGE,” or Enhanced Data rates for GSM Evolution, which offers enhanced data transmission speeds for handsets equipped to handle EDGE. Since its introduction in 2004, EDGE has been made available in Jakarta, Surabaya, Batam, Semarang and Bali, where it remains operational. Further deployment of EDGE was ceased in 2006.

Telkomsel also offers cellular users value added services such as “TelkomselFlash” (a high speed internet access service), “Telkomsel Pelindung Dataku” (over the air back-up data for contacts, SMS and calendar in mobile phone), “Telkomsel You’ve Got Mail” (push e-mail service), video call conference, “Telkomsel My Pulau” (mobile blogging service which can be accessed directly from mobile phone or website) and “Telkomsel Cash (T-Cash)” (mobile wallet service; with this service, user can perform micro payment transaction such as purchase of merchandise, prepaid card top-up, bus/train ticket, etc.). The revenues from which are reported as “Data and Internet Services”.

The following table sets forth Telkomsel’s subscriber base figures for the periods indicated:

	As of and for the Years Ended December 31,
	2005	2006	2007(1)
Cellular subscribers
kartuHALO (Postpaid)	1,470,755	1,661,925	1,913,130
simPATI (Prepaid)	16,004,631	21,377,995	23,985,823
Kartu As (Prepaid)	6,793,967	12,557,251	21,991,186
Deactivations(2)
kartuHALO (Postpaid)	372,921	376,748	355,839
simPATI (Prepaid)	15,836,633	27,256,632	36,417,396
Kartu As (Prepaid)	12,105,848	17,724,133	26,906,156
Average monthly churn rate(3)
kartuHALO (Postpaid)	2.1%	2.0%	1.7%
simPATI (Prepaid)	8.2%	11.9%	13.8%
Kartu As (Prepaid)	14.9%	16.8%	12.8%
ARPU(4)
kartuHALO (Postpaid) (Rp. ‘000)	291	274	264
simPATI (Prepaid) (Rp. ‘000)	84	83	84

	As of and for the Years Ended December 31,
	2005	2006	2007(1)
Kartu As (Prepaid) (Rp. ‘000)	45	54	57

(1)	For 2007, prepaid subscribers may purchase SIM cards with value of Rp.10,000 and refill vouchers with values ranging from Rp.5,000 to Rp.1,000,000.

(2)	Includes voluntary and involuntary deactivations.

(3)	The average monthly churn rate for a year is computed by adding the monthly churn rates during the year and dividing by 12. The monthly churn rate is computed by dividing the number of subscribers deactivated during the month by the number of subscribers at the beginning of the month.

(4)	Refers to Average Revenue per User which is calculated by taking the sum of the ARPU for each month of the year and dividing by 12. ARPU is computed by dividing total cellular revenues for either postpaid or prepaid subscribers (excluding connection fees, interconnection revenues, international roaming revenues from non-subscribers and dealer discounts) for each month by the respective average number of postpaid or prepaid cellular subscribers for that month.
3.	Joint Operation Scheme

Since the acquisition of our last remaining KSO partner, KSO VII, in October 2006, we no longer maintain joint operation schemes with our KSO partners. See Note 4 to our consolidated financial statements for further details on the acquisitions and consolidation of the KSO operations.
4.	Interconnection Services

We receive revenues from other telecommunications operators providing fixed line, cellular, international long-distance and other services that interconnect with our network.

In December 2006, as a result of the implementation of the cost-based interconnection scheme promulgated on February 8, 2006, we amended all of our interconnection agreements with other domestic network operators to cover the cost-based interconnection scheme. These amendments became effective on January 1, 2007. In December 2007, TELKOM and all network operators signed new interconnection agreements that replaced all interconnection agreements between TELKOM and others network operators including amendments of all interconnection agreements signed in December 2006. These agreements address the requirements under TELKOM’s RIO. On February 5, 2008, the Government issued a regulation mandating tariff adjustments to the cost-based interconnection tariff regime that it introduced on January 1, 2007. Pursuant to the regulation, TELKOM and Telkomsel, along with 10 other Indonesian telecommunication service providers, were required by April 1, 2008 to make adjustments, if any, to their respective interconnection tariff rates to comply with the new interconnection tariff scheme.

Our interconnection traffic volumes are set forth in the following table for the periods indicated:

	Years Ended December 31,
	2003	2004	2005	2006	2007
		(millions of minutes)
Mobile Cellular Interconnection(1)
Incoming paid minutes	3,463.7	4,235.1	4,863.6	5,162.2	4,970.0
Outgoing paid minutes	4,872.1	6,448.0	7,514.9	7,704.2	7,251.8
Fixed Line Interconnection(2)
Incoming paid minutes	130.1	136.7	612.3	864.9	923.5
Outgoing paid minutes	30.9	51.1	493.5	965.2	1,437.1
Satellite Phone Interconnection
Incoming paid minutes	16.1	14.7	10.7	9.3	5.1
Outgoing paid minutes	7.5	8.2	6.5	4.5	2.3
International Interconnection (3)
Incoming paid minutes	444.1	427.6	596.4	861.9	1,208.5
Outgoing paid minutes	149.7	158.1	185.5	177.6	162.9
Total
Total Incoming paid minutes	4,054.0	4,814.1	6,083.0	6,898.3	7,107.2
Outgoing paid minutes	5,060.2	6,665.4	8,200.4	8,851.5	8,854.1

(1)	Includes interconnection with Telkomsel.

(2)	Fixed line interconnection minutes reflect interconnection with the networks of PT Bakrie Telecom (formerly PT Radio Telepon Indonesia or Ratelindo), PT Batam Bintan Telekomunikasi, and starting 2004, Indosat.

(3)	International interconnection minutes are derived from interconnection with Indosat’s international network and, starting 2004, incoming and outgoing calls using TIC-007 as well.

Paid minutes from Telkomsel for 2003 - 2007 are set forth in the following table:

	Years Ended December 31,
	2003	2004	2005	2006	2007
		(millions of minutes)
Incoming paid minutes	2,011.8	2,354.1	2,709.1	2,914	2,663.2
Outgoing paid minutes	2,610.3	3,422.1	4,251.5	4,546	4,188.0
5.	Network Services

We provide satellite transponder leasing, satellite broadcasting, VSAT, audio distribution, satellite-based leased lines and terrestrial-based leased lines. Our customers for network services include businesses and other telecommunications operators. Our customers may enter into agreements that can be for services as brief as a few minutes in the case of broadcasts or long-term agreements for services over the course of one to five years.
6.	Data and Internet Services

We provide SMS for fixed line, fixed wireless and cellular phones, dial-up and broadband internet access, data network services (including VPN frame relay and IP VPN), VoIP services for international calls, ISDN lines and other multimedia services.

TELKOMNet Instan, a premium prepaid dial-up internet access service, is available in all cities in Indonesia. In 2007, an average of 661,661 telephone subscribers accessed TELKOMNet Instan, an decrease of 2.7% over the prior year. Our subscribers utilized a total of 3.7 billion minutes of TELKOMNet Instan.

TELKOM also provides broadband internet service that runs on existing copper access and uses ADSL technology. As of December 31, 2007, we had 240,765 broadband internet access subscribers, an increase of 158% over the prior year.

We offer a premium VoIP international calling service under the name “TELKOMGlobal-01017” (formerly, “TELKOMGlobal-017”), and a standard VoIP international calling service under the name “TELKOMSave”. TELKOM’s VoIP services allowed subscribers access worldwide. We entered into agreements with eight global carriers that consist of four global carriers for outgoing, one global carrier for incoming and three global carriers for incoming and outgoing calls. All the global carriers are wholesalers that allow us access to their international networks. VoIP is a low-cost phone service for international calls that is accessed by dialing a special international long-distance prefix.

In 2007, there was a total of 205.1 million outgoing (using TELKOMSave or TELKOMGlobal-01017) and incoming (from TELKOM’s global partners) VoIP minutes called, a decrease in VoIP minutes called of 70.8 million, or 25.7%, over the prior year. Incoming VoIP minutes called decreased by 45.5% from 232.3 million minutes in 2006 to 126.7 million minutes in 2007. However, outgoing VoIP minutes called increased by 79.4% from 43.7 million minutes in 2006 to 78.4 million minutes in 2007. Our VoIP revenues (consisting of incoming and outgoing) decreased by Rp.79.7 billion, or 28.7%, in 2007, principally due to a 105.6% decrease in traffic of outgoing international VoIP calls.

Certain information about our VoIP services is set forth in the following table:

Item	TELKOMGlobal-01017	TELKOMSave
Dial	One stage	Two stages
Quality/Technology	Premium VoIP	Standard VoIP
7.	Revenue-Sharing Arrangements (PBHs)

We enter into separate agreements with several investors under revenue-sharing arrangements to develop fixed lines, public card-phone booths (including their maintenance) and related supporting telecommunications facilities. For further details regarding the revenue-sharing arrangements, see Note 48 to our consolidated financial statements.
8.	Other Services
We also provide a variety of other services, such as:

telephone directory services, through our majority-owned subsidiary, Infomedia; and cable and pay television and related services (67,175 subscribers as of December 31, 2007), through our majority-owned subsidiary, Indonusa.
B.	Network Infrastructure
1.	Fixed line Network and Backbone

Fixed Wireline Network. Our fixed line network comprises a hierarchy of exchanges ranging from local exchanges through trunk exchanges. Each local exchange is connected to the subscriber’s premises by equipment and facilities called outside plant. Outside plant includes wireline (optical fiber and copper) and wireless local transmission links and the distribution facilities joining them. All of our switching facilities at the local and trunk exchanges are now digital. We believe that this substantially increases network efficiency, performance and call routing flexibility.

Our total number of fixed wireline lines in service in all divisions has remained at 8.7 million as of December 31, 2007.

The following table sets forth statistics relating to our fixed wireline network since 2003:

	As of and for the Years Ended December 31,
Operating Statistics	2003(1)	2004(2)	2005(2)	2006(3)	2007(3)
Exchange capacity
Non-KSO Divisions	7,810,766	8,786,887	9,138,167	10,439,658	10,732,304
KSO Divisions (8)	1,608,455	954,465	1,045,366	—	—

Total	9,419,221	9,741,352	10,183,533	10,439,658	10,732,304
Installed lines
Non-KSO Divisions	7,235,035	8,264,999	8,497,255	9,634,910	9,704,576
KSO Divisions (8)	1,548,070	931,999	998,901	—	—

Total	8,783,105	9,196,998	9,496,156	9,634,910	9,704,576
Lines in service(4)
Non-KSO Divisions	6,792,300	7,714,977	7,787,693	8,709,211	8,684,888
KSO Divisions(8)	1,422,028	844,373	898,438	—	—

Total	8,214,328	8,559,350	8,686,131	8,709,211	8,684,888
Subscriber lines
Non-KSO Divisions	6,441,973	7,323,304	7,413,769	8,328,179	8,324,197
KSO Divisions(8)	1,365,114	816,208	869,631	—	—

Total	7,807,087	8,139,512	8,283,400	8,328,179	8,324,197
Public telephones
Non-KSO Divisions	350,327	391,673	373,924	381,032	360,691
KSO Divisions(8)	56,914	28,165	28,807	—	—

Total	407,241	419,838	402,731	381,032	360,691
Leased lines in service
Non-KSO Divisions(5)	8,213	8,887	11,333	7,476	6,338
KSO Divisions(8)	1,162	382	575	—	—

Total	9,375	9,269	11,908	7,476	6,388
Fixed wireline subscriber pulse production(6)(millions)
Non-KSO Divisions	50,848	58,314	57,926	64,012	75,451
KSO Divisions	11,413	6,838	9,743	—	—

Total	62,261	65,152	67,669	64,012	75,451
Fault rate (7)
Non-KSO Divisions	4.4	3.4	3.8	3.6	3.8
KSO Divisions(8)	3.5	1.9	2.0	—	—

Combined	4.1	3.2	3.6	3.6	3.8

(1)	For 2003, Non-KSO Divisions refer to Divisions I, II, III, V and VI, while KSO Divisions refer to Divisions IV and VII.

(2)	For 2004 and 2005, Non-KSO Divisions refer to Divisions I, II, III, IV, V and VI, while KSO Divisions refer to Division VII.

(3)	For 2006 and 2007, Non-KSO Divisions refer to Divisions I, II, III, IV, V, VI and VII.

(4)	Lines in service are comprised of subscriber lines and public telephone lines and include the following number of lines in service operated by us pursuant to revenue-sharing arrangements. Such lines in service under revenue-sharing arrangements amounted to 511,108, 396,926, 201,485, 166,142 and 162,052 as of December 31, 2003, 2004, 2005, 2006 and 2007, respectively.

(5)	Excludes leased lines for TELKOM’s network and multimedia businesses.

(6)	Consists of pulses generated from local and domestic long-distance calls, excluding calls made from pay phones and mobile cellular phones.

(7)	Faults per 100 connected lines per month.

(8)	Divisions classified as KSO Divisions differ year by year due to acquisition in certain years. See footnotes (1) to (3) above.
The following table sets out information relating to our fixed line network in each of our operating divisions as of December 31, 2007:

			Division
			III (West	Division IV	Division V		Division
	Division I	Division II	Java and	(Central	(East	Division VI	VII (East
	(Sumatra)	(Jakarta)	Banten)	Java)	Java)	(Kalimantan)	Indonesia)	Total
Local exchange capacity	3,524,041	7,439,808	2,919,460	1,817,533	4,639,638	1,466,128	1,757,537	23,564,145
Total lines in service	2,204,151	4,100,258	1,244,192	1,535,555	3,553,412	828,546	1,581,618	15,047,732
Capacity utilization(%)(1)	62.5%	55.1%	42.6%	84.5%	76.6%	56.5%	90.0%	63.9%
Installed lines(2)	3,028,824	5,377,317	2,076,745	1,742,624	4,045,001	1,093,830	1,724,159	19,088,500
Utilization rate(%)(1)	72.8%	76.3%	59.9%	88.1%	87.8%	75.7%	91.7%	78.8%
Employees(3)	2,752	5,030	1,312	1,519	1,911	712	2,144	15,380
Population (millions)(4)	56.8	31.7	27.8	48.3	40.1	15.0	34.7	254.3
TELKOM line penetration(%)(5)	3.9	13.0	4.5	3.2	8.9	5.5	4.6	5.9

(1)	Capacity utilization (lines in service/exchange capacity) and utilization rate (lines in service/installed lines) consist of fixed wireline and fixed wireless. The rate can exceed 100% since the exchange capacity in fixed wireless (MSC and BTS) is calculated by assuming traffic allocation per subscriber of 60 mE (mill Erlang).

(2)	Total includes 701,911 BTS capacity of fixed line under RSA scheme.

(3)	Does not include employees from the corporate office or support divisions, such as TELKOM’s long distance, fixed wireless, multimedia and construction divisions.

(4)	Source: Index number from Indonesian Central Bureau of Statistics (estimated figures).

(5)	TELKOM’s penetration based on the estimated population figures.
Fixed Wireless Network. Our fixed wireless network comprises a hierarchy of exchanges originating from Mobile Switching Center (“MSC”) and connecting with each other through trunk exchanges. Each MSC is connected to Base Station Sub System (“BSS”) that comprises Base Station Controller (“BSC”) and Base Transceiver Station (“BTS”), which connect equipment at a customer’s premises (handheld device and fixed wireless terminal) to our fixed wireless network.

The total number of fixed wireless lines in service increased from 4.2 million as of December 31, 2006 to 6.4 million as of December 31, 2007.

     The following table sets out statistics relating to our fixed wireless network since 2003:

	As of and for the Years Ended December 31,
	2003(1)	2004(2)	2005(2)	2006(3)	2007(3)

Exchange capacity (MSC) (7)
Non-KSO Divisions	666,050	1,952,644	2,687,348	6,655,891	12,831,841
KSO Divisions(6)	61,550	179,700	329,708	—	—
Total	727,600	2,132,344	3,017,056	6,655,891	12,831,841
Installed lines (BTS) (7)
Non-KSO Divisions	659,497	2,291,212	3,332,893	7,698,039	9,383,924
KSO Divisions(6)	116,150	179,717	340,568	—	—
Total	775,647	2,470,929	3,673,461	7,698,039	9,383,924
Lines in service(4)
Non-KSO Divisions	237,749	1,317,673	3,750,821	4,175,853	6,362,844
KSO Divisions(6)	27,038	111,695	311,046	—	—
Total	264,787	1,429,368	4,061,867	4,175,853	6,362,844
Subscriber lines
Non-KSO Divisions	237,200	1,313,978	3,739,095	4,163,284	6,335,452
KSO Divisions(6)	27,038	111,695	311,046	—	—
Total	264,238	1,425,673	4,050,141	4,163,284	6,335,452
Public telephones
Non-KSO Divisions	549	3,695	11,726	12,569	27,392
KSO Divisions(6)	—	—	—	—	—
Total	549	3,695	11,726	12,569	27,392
Fixed wireless subscriber pulse production/minutes production(5)(8) (millions)
Non-KSO Divisions	214	989	3,254	5,512	9,144
KSO Divisions(6)	4	125	299	—	—
Total	218	1,114	3,553	5,512	9,144

(1)	For 2003, Non-KSO Divisions refer to Divisions I, II, III, V and VI, while KSO Divisions refer to Divisions IV and VII.

(2)	For 2004 and 2005, Non-KSO Divisions refer to Divisions I, II, III, IV, V and VI, while KSO Divisions refer to Division VII.

(3)	For 2006 and 2007, Non-KSO Divisions refer to Divisions I, II, III, IV, V, VI and VII.

(4)	Lines in service are comprised of subscriber lines and public telephone lines and include the lines in service operated by us pursuant to the revenue-sharing arrangements. Such lines in service under revenue-sharing arrangements amounted to 130,947, 113,048 and 230,121 as of December 31, 2005, 2006 and 2007, respectively.

(5)	Fixed wireless usage was measured in subscriber pulse before 2004, and in minutes beginning 2004 due to the installation of new equipment. Therefore, fixed wireless usage beginning 2004 and prior to 2004 are not comparable.

(6)	Divisions classified as KSO Divisions varies year to year due to KSO acquisitions in certain years. See footnotes (1) to (3) above.

(7)	Prior to 2006, the capacities of BTS and MSC were calculated by assuming traffic allocation per subscriber to be 60 mE (mili Erlang). However, the average traffic used per subscriber in 2005 was only 18 to 30 mE. Therefore, the capacities of BTS and MSC in 2006 and 2007 were calculated by assuming traffic allocation per subscriber of 30 mE.

(8)	Consists of minutes usage generated from local and domestic long-distance calls, excluding calls made from pay phones and mobile cellular phones.
We offer a limited mobility CDMA-based fixed wireless phone service under the brand name “TELKOMFlexi”. As of December 31, 2007, we had 6.4 million TELKOMFlexi lines in service.

Backbone. Our backbone telecommunications network consists of transmission, trunk switches and core routers connecting several network access nodes. The transmission links between nodes and switching facilities include microwave, submarine cable, satellite, optical fiber and other transmission technology.

The following table sets forth certain information on the transmission capacity of TELKOM’s backbone transmission facilities as of December 31, 2007:

	Capacity
	(number of Transmission
	medium circuits)	Percentage
Optical fiber cable	24,913	76.1%
Microwave	4,924	15.0%
Submarine cable	2,341	7.2%
Satellite	563	1.7%
Total	32,741	100.0%
2.	Mobile Cellular Network

Telkomsel has the largest network coverage of any cellular operator in Indonesia. Telkomsel currently operates GSM/DCS, GPRS, EDGE and 3G cellular networks. The GSM/DCS network consists of 7.5 MHz in the 900 MHz band and 22.5 MHz in the 1800 MHz band. Both networks operate as a single integrated dual band network. Our 3G network uses a 5 MHz bandwidth at 2.1 GHz frequency.

As of December 31, 2007, Telkomsel’s digital network had 20,858 BTSs, 100 cellular switching centers and 537 base station controllers, with an overall network capacity capable of supporting 50.51 million subscribers.
3.	Data and Internet Network

We began operating data network services in 1997 and continued to develop and expand our network. As of December 31, 2007, our IP-based network covered 310 locations with 372 router nodes nationwide. We will continue to improve the speed and quality of our IP-based network. Our IP-based network serves as the transport network for high quality VPNs, VoIP, and dial-up and broadband internet services. We have remote access servers in 103 locations with 137 nodes nationwide used for our “TELKOMNet Instan” dial-up internet services and corporate dial-up internet services.

Since 2004, we have provided fixed-line based broadband access services under the brand name “Speedy” by using DSL technology. As of December 31, 2007, we had over 240,765 “Speedy” subscribers in all of Divisions I to VII. “Speedy” subscribers typically are residential dial-up users with a monthly usage of more than Rp.250,000, small office/home office companies, travel agents, internet cafes and schools.
4.	International Network

We offer IDD fixed line services under the brand name “TIC-007”. To route outgoing IDD and incoming international calls, we have three international gateways, which are in Batam, Jakarta and Surabaya. Currently, we have no intention to develop any new gateways.
In order to facilitate interconnection of international calls, we entered into international telecommunications service agreements with telecommunications operators in several countries. In addition, as we do not have agreements with telecommunication operators in each of our IDD destinations, we entered into agreements with SingTel Mobile, Telekom Malaysia, MCI and other entities for such operators to act as hubs to route international calls to their destinations. As of December 31, 2007, we had entered into international telecommunications service agreements with 26 international operators in 16 countries, compared to 21 international operators in 16 countries as of December 31, 2007. We plan to enter into additional international telecommunications service agreements with telecommunications operators for direct interconnection, particularly operators in the top 20 destinations for our outgoing IDD traffic.
5.	Other Network Infrastructure

We operate the TELKOM-1 and TELKOM-2 satellites and 270 earth stations, including one satellite control system. TELKOM-1 has 36 transponders, including 12 extended C-band transponders and 24 standard C-band transponders and TELKOM-2 has 24 standard C-band transponders. We use our satellites for the following purposes:
—	Network backbone transmission;

—	Rural telecommunications services;

—	Back-up transmission capacity for the national telecommunications network;

—	Satellite broadcasting, VSAT and multimedia services;

—	Satellite transponder capacity leasing;

—	Satellite-based lease line; and

—	Teleport (earth station satellite uplinking and downlinking services to and from other satellites).

C.	Network Development

1.	Fixed Line Network Development
a.	Fixed Wireline Network Development

We continue to develop and expand our network infrastructure in 2007, during which we initiated the development of Next Generation Network based on our roadmap of INSYNC 2014 master plan, which includes the development of:
—	Capacity expansion of the Jawa-Sumatra-Kalimantan (Jasuka) submarine backbone infrastructure;

—	Capacity expansion Jawa backbone;

—	The fiber optic regional junction in Sumatera, Jawa and Kalimantan;

—	IP DSLAM project offering broadband access to all users in Indonesia;

—	Capacity expansion of local exchange switches;

—	Wireline access network in Divisions I to VI;

—	Expansion of the IP-based network; and

—	Development of Metro Ethernet Networks in Jakarta, West Java, Central Java and Bali.
To further develop our communications services, we plan to:
—	continue to implement the deployment of additional line units;

—	continue to implement the next generation network by deployment and expansion of softswitch system, IP transport, metro ethernet network, and broadband access and transmission network;

—	continue to improve the quality of our network through enhancements in our copper access network, ring system transmission network and redundancy system for all equipment, including battery and rectifier; and

—	continue network integration and quality improvement through our national operational support system.

b.	Fixed Wireless Network Development

In 2006, we entered into agreements with PT Samsung Telecommunication Indonesia for the procurement of CDMA 2000-1X Equipment & Services in Division V; a procurement and installation agreement with a Samsung Consortium for expansion of the NSS, BSS and PDN FWA CDMA System Project in Regional Division V (East Java); agreements with a Huawei Consortium for the FWA CDMA expansion in Divisions I to IV; and an agreement with a ZTE Consortium for the FWA CDMA expansion in Division VI. In 2007, we entered into an agreement with Samsung Consortium for Deployment of FWA CDMA NSS, BSS and PDN System Project in Regional Division VII Bali and Nusa Tenggara Area and with ZTE Consortium for Deployment of FWA CDMA NSS, BSS and PDN System Project in Regional Division VII Sulawesi, Maluku and Papua Area. We also continued to expand our capacity in Regional Division I, II, III, IV, V and VI. In 2007, we completed the network migration of FWA CDMA TELKOMFlexi from 1900 MHz to 800 MHz in Regional Division II (Jakarta) and Regional Division III (West Java and Banten).

2.	Mobile Cellular Network Development

Telkomsel’s GSM coverage extends to all counties in Indonesia. In 2007, Telkomsel added, among other equipment, 4,801 BTSs (including 998 nodes for 3G services) and 37,399 transmitting and receiving exchanges, expanding its cellular network to cover all the sub-counties in Java, Bali, Nusa Tenggara, and Sumatera. Telkomsel plans to continue to install additional BTSs to further expand its coverage to the sub-county level in Kalimantan, Sulawesi and East Indonesia, to expand its capacity in highly populated areas, to expand its 3G network, to further expand its fiber optic transmission backbone for major cities in Java, to install additional microcells and transmitting and receiving exchanges, particularly in provincial areas, to further improve the quality of its coverage, to upgrade its switching equipment to increase network capacity, and to expand its intelligent network used in connection with its prepaid products.

3.	Data Network Development

In 2007, we continued to improve the quality of our data network by adding capacity and coverage. The new deployments consist of expansion of our existing IP core, additional four nodes of internet gateway, additional 12 nodes of IP transit router for transit service for local ISP and corporate customers, and we plan to implement 150 nodes of Metro Ethernet Networks.

In 2007, we also improved the quality and coverage of our broadband internet access network by continuing to expand our DSL broadband access network nationwide. We continue to improve on our quality enhancement program for the broadband access network to modernize our broadband access networks and improve the quality of such access networks. In 2007, our total wireline access networks which can support DSL services is 2.4 million line units.

D.	Corporate Strategy
     Our objective is to become a leading full telecommunication services and network company in Indonesia providing a wide range of communications services. Our vision is to become a leading InfoComm player in the region, with missions to provide one stop infoComm services with excellent quality and competitive prices and to be a role model as the best managed Indonesian corporation.
We believe that Indonesia’s telecommunications market remains underdeveloped with low penetration rates for fixed lines but moderate for mobile cellular lines compared to other countries in Southeast Asia. We believe that the strong demand for telecommunications services is a result of the growth of our fixed line and wireless business in recent years and will continue to offer favorable growth opportunities in the future. We expect that our fixed line and wireless services will continue to contribute significantly to our operating revenues in the near term. We developed broad business strategies to retain our existing customers, to acquire new and lost customers and to further penetrate the market through our customer relationship management (through our enterprise service division and account management teams), product leadership and diversification, competitive pricing and one-gate distribution channels.
The key elements of our strategy are:

—	Strengthening and Optimizing Our Fixed Wireline Business

Indonesia has one of the lowest fixed line penetration rates in Southeast Asia. As of December 31, 2007, a majority of total lines in service were in the major metropolitan areas of Jakarta, Surabaya, Semarang, Bandung, Medan and Denpasar.

We aim to strengthen and optimize our fixed wireline business by:
•	increasing our fixed line penetration rate more quickly and with lower capital expenditure per line through the rapid roll-out of fixed wireless technology;

•	increasing the use of TELKOMFlexi and value added services of fixed wireline product;

•	strengthening our interconnection business by establishing a service center dedicated to telecommunications operators and other interconnection customers, opening more gateways to other telecommunications operators, offering more attractive pricing and providing enhanced billing services;

•	strengthening Plasa TELKOM, our customer service centers, as a point of sale for our services;

•	developing and expanding our IDD fixed line business; and

•	enhancing our fixed wireline access network to provide broadband capability.

—	Strengthening Our Backbone Network

In order to provide a better quality of service to our customers, we intend to continue to increase the capacity, coverage and quality of our backbone network by, among other things, using an optical network for high speed backbone transmission infrastructure such as our Java optical backbone, Trans Borneo and Trans Sulawesi, ring configuration in the Java-Sumatra-Kalimantan submarine backbone, Jasuka and the Surabaya-Ujung Pandang-Banjarmasin submarine backbone.
In addition to infrastructure enhancements, we are implementing Next Generation Network technology (IP based platform) within the TELKOM Group in order to have capabilities to deliver multi services.
—	Maintaining Telkomsel’s Leading Position in the Industry

We regard our cellular business as having the greatest opportunity for revenue growth. We provide cellular services through Telkomsel, a market leader in the cellular business in Indonesia. Based on industry statistics, Telkomsel had an estimated market share as of December 31, 2007 of approximately 51% of the full-mobility cellular market, maintaining its position as the largest nationwide licensed GSM cellular operator in Indonesia. We intend to promote the further development of Telkomsel’s business by, among other things, offering competitive tariffs and promotions, value-added services for our products and services, and expanding Telkomsel’s network capacity and coverage.

We believe that the 35% equity interest of SingTel Mobile in Telkomsel increases its ability to access SingTel Mobile’s technological and commercial expertise in the cellular business and increases opportunities for cooperation between Telkomsel and SingTel Mobile in the development of new products, thereby strengthening and better positioning Telkomsel to face competition from other mobile cellular operators.

The key elements of Telkomsel’s strategy for its business include:
•	taking advantage of commercial, operational and network synergies with us and sharing best-practices and know-how with SingTel Mobile;

•	continuous capacity and coverage expansion at pre-defined quality levels to handle subscriber growth;

•	maintaining or improving market share by continuously aligning the characteristics and features of Telkomsel’s service offerings to the evolving needs of its customer, enhancing its products and services portfolio (including its GPRS and 3G services), improving network capacity and service;

•	ensuring that Telkomsel has the IT infrastructure in place to fulfill its vision and mission, focusing on billing, service delivery and customer service; and

•	achieving service levels at par with world class mobile service providers through its call center footprint and service oriented goals.
—	Developing Our Fixed Wireless Business

We offer a limited mobility CDMA-based fixed wireless phone service under the brand name “TELKOMFIexi”. We plan to continue to expand our CDMA-based fixed wireless networks in all of our regional divisions by constructing CDMA-based fixed wireless networks. Compared to fixed wireline networks, CDMA-based networks are generally faster and easier to construct and provide customers with greater flexibility and mobility. We believe the deployment of a CDMA-based fixed wireless network and our TELKOMFIexi business will provide us with a competitive advantage in the face of liberalization and increased competition in the fixed line market. We are also creating sharing joint infrastructure program between TELKOMFlexi and Telkomsel to speed up the fixed wireless network development and create more value for the TELKOM Group.
—	Developing Our Data and Internet Business

We intend to grow our data and internet business by, among other things:
•	increasing investment in our broadband infrastructure (such as DSL and satellite);

•	focusing on retaining and acquiring customers with high demand for data services by offering competitive pricing for high-speed data and internet services (including value-added services) and full VPN IPs, and expanding our backbone and network access technology;

•	giving customers greater internet access options, such as through wireless hotspot technology and the bundling of internet access services with TELKOMFIexi and Telkomsel products;

•	developing and offering new value-added services and products, such as integrated enterprise services for banks and other corporate customers;

•	expanding the international coverage of our data and internet services by entering into agreements with additional global carriers and wholesalers; and

•	expanding the coverage and quality of our internet Protocol backbone to increase data and internet traffic capacity.
—	Reducing Cost of Capital

We recognize that the increasingly competitive Indonesian telecommunications market requires us to develop additional network capacity, improve operational efficiency and diversify our sources of financing. Our internally generated cash flows and direct borrowing from banks and other lenders may not be sufficient to fund our plans to grow our business. As a result, since the end of 2002, we have sought to implement a “pay as you grow” scheme for our additional network capacity in order to:

share investment risks with our suppliers;

reduce our asset base and outsource non-core businesses; and

mitigate financing, commercial, operational, technical and capacity risks.

Under the “pay as you grow” scheme, we and our equipment suppliers have agreed that a percentage of the contract cost will be paid up-front (for example, 25%) and the balance will be paid once lines are put into service. The parties have also agreed to work together to plan and design networks, assess capacity requirements and determine timetables for procurement. The “pay as you grow” scheme allows us to pay the equipment vendors based on the attainment of a certain number of customers in the related area/facility or within one year from completion date, whichever is earlier. Only a relatively small number of equipment vendors are invited to participate in the “pay as you grow” programs and have supplied a substantial portion of our infrastructure and other equipment needs.
—	Increasing TELKOM and Telkomsel Synergy

We seek to increase our synergy with Telkomsel and promote the sharing of facilities and information, the combining of resources and increased coordination. These resources include network, marketing, infrastructure support (such as information technology, logistics, human resources development and procurement) as well as products and services (such as new product development, bundling/packaging of services and interconnection). Specific examples include:
•	sharing BTS sites, tower, mechanical and electrical facilities aggressively to expand the coverage of TELKOMFlexi;

•	utilizing the group’s combined customer base to deliver each other’s relevant products (such as the offering of our 007 IDD service to Telkomsel’s customers with specific benefits and a joint promotion campaign);

•	increasing quality of 007 IDD for mobile customers both Telkomsel and international roamers by providing additional direct signaling link to Telkomsel’s international roaming partners;

•	providing interconnection price scheme for 007 IDD and VoIP 01017 which provide benefit to TELKOM and Telkomsel. Using this scheme Telkomsel could served its IDD and VoIP customers with various services in affordable price thus will increase TELKOM’s IDD and VoIP traffic;

•	joint promotion and marketing activities on a case-by-case basis whenever this is expected to generate additional benefits to the group;

•	utilizing available distribution channels to improve services and selling activities to customers (such as joint customer services officers); and

•	sharing other facilities such as training facilities, research and development facilities.
—	Expanding into Adjacent Industries

We also seek the new revenue opportunities by expanding to adjacent industries (i.e. IT services and media entertainment). This expansion will also offer significant new growth opportunities leveraging key capabilities of the core business.
E.	Customer Service

1.	TELKOM

We provide customer services through:

—	Walk-in customer service points. Plasa TELKOM provides convenient and comprehensive access to our customer services including product and service information requests and complaints, activation of services, customer billing, payments, account suspensions, service features and marketing promotions. As of December 31, 2007, we had 861 customer service points. In addition, we have 11 customer service points shared with Telkomsel’s GraPARI customer service centers. Telkomsel has 44 customer service points shared with Plasa TELKOM. Since June 2006, we expanded our services at customer service points to include electronic payment services via Electronic Data Capture using 101 on-site terminals.

—	Call centers and Internet. We operate call centers in many cities in Indonesia, whereby our customers are provided a contact number “147” to speak directly to customer service operators who are trained to handle customer requests and complaints and provide up-to-date information on matters such as customer bills, promotions and service features. Our corporate customers in particular locations are provided an additional toll-free number “08001TELKOM” (“0800183556”). Our customers are also provided access to directory services for which a charge is levied. We promote the use of call centers, SMS and the internet over walk-in customer service points for our retail customers.

—	Enterprise service and account management teams. To focus on our corporate customers that contribute between Rp.50 million to Rp.500 million to our monthly revenues, particularly corporations with national operations, we have set up an enterprise service division in Jakarta in August 2004. We provide these customers with account management teams, each comprising an account manager supported by personnel from the relevant operational departments, to provide a single point of contact for all of our customers’ communications needs, including integrated communications solutions. Since August 2004, we have also divided our enterprise service and account management teams into six segments, namely, (i) financial and banking, (ii) government, army and police, (iii) manufacturing, (iv) mining and construction, (v) trade and industrial park, and (vi) trading and services. To cater to such customers, our enterprise service division works on integrating various product and service offerings to provide total telecommunications solutions, including voice telecommunications services, multimedia services and certain office automation and network monitoring and controlling services. We have also set up similar account management teams at the regional level to focus on corporations with regional operations within Indonesia. As of December 31, 2007, the Enterprise Service Center Division had 637 national and regional-level account managers that cover Divisions I to VII.

—	Carrier and Interconnection Service and account management teams. We provide customer service for other licenses operators through our account management teams in the Carrier and Interconnection Service Division which comprises of 50 account managers that handle customers groups based on their licenses.

—	Service level guarantee program. We have maintained a service level guarantee program for our fixed line customers since June 2002 and have been implementing a service level guarantee program for TELKOMFlexi and Speedy since August 2006. Our service level guarantee program provides guarantees of certain minimum levels of service relating to, among others, new line installations, restoration of disconnected lines and billing complaints, and provides for non-cash compensation, such as free subscription for a certain period, to be awarded to our customers where such minimum service levels are not met.

2.	Telkomsel

Telkomsel provides customer services through:
—	GraPARI customer services centers. As of December 31, 2007, Telkomsel had 68 GraPARI customer services centers (“GraPARI centers”). Telkomsel’s GraPARI centers provide convenient and comprehensive access to Telkomsel’s customer services. GraPARI centers handle product and service information requests and complaints and typically focus on activation of services, customer billing, payments, account suspensions, service features, network coverage, IDD, roaming information and marketing promotions.

—	Gerai HALO service outlets. Gerai HALO service outlets are service outlets operated by third parties. As of December 31, 2007, Telkomsel had 242 Gerai HALO service outlets.

—	Caroline. “Caroline,” or Customer Care On-Line, is a 24 hour toll-free telephone service. Telkomsel’s customers may speak directly to customer service operators who are trained to handle customer requests and complaints and provide up-to-date information on matters such as customer bills, payments, promotions and service features.

—	Anita. “Anita,” or Aneka Informasi dan Tagihan, is an SMS service available only to Telkomsel’s kartuHALO subscribers. Subscribers may use dedicated Anita telephone lines to obtain billing information as well as usage information through SMS.

F.	Sales, Marketing and Distribution

1.	TELKOM

We distribute and sell our principal products and services, including fixed wireless services but excluding mobile cellular services, through the following primary distribution channels:
—	Walk-in customer service points. Our customers have access to certain products and services in these walk-in customer service points.

—	Account management teams. Account management teams promote our products and services in an integrated manner to our larger business customers and other licensed operators.

—	Public telecommunications kiosks. We have established public telecommunications kiosks throughout Indonesia with small businesses. Our customers can access basic telecommunications services, including local, domestic long-distance and international telephony, send facsimiles, access the internet and purchase phone-cards and TELKOMFlexi starter packs and vouchers. We generally provide discounts to such kiosks of 30% compared with subscriber telephone rates. Kiosks operate on a non-exclusive basis and may also provide products and services of other operators.

—	Authorized dealers and retail outlets. These are located throughout Indonesia and primarily sell phone-cards and TELKOMF1exi subscriptions, starter packs and vouchers. Independent dealers and retail outlets pay for all products they receive at a discount, operate on a non-exclusive basis and may also sell products and services of other operators.

—	Website. Through our website, our customers can obtain information on our major products and services and gain access to some of our multimedia products.

—	Public telephones. Our customers can make local calls through public telephones.
Our marketing communications program includes the use of print and television advertising, customer service and distribution personnel, infrastructure and special promotional campaigns to strengthen our brand name, increase our profile and educate the general public about the Company and our products and services. We are continuing to develop our marketing communications program to promote all of our core businesses as we seek to evolve into a full service telecommunications provider.

2.	Telkomsel

Telkomsel sells its cellular services through the following distribution channels:
(i)	its GraPARI centers;

(ii)	its Gerai HALO service outlets;

(iii)	a network of authorized dealers selling primarily prepaid SIM cards and vouchers;

(iv)	joint outlets with Plasa TELKOM and PT Pos Indonesia; and

(v)	other outlets such as banks and photo shops.
Independent dealers and other outlets pay for all products they receive, such as starter packs and prepaid vouchers, at a discount. Independent dealers sell Telkomsel’s cellular services on a non-exclusive basis and may also sell products and services of other cellular operators.

Telkomsel markets its kartuHALO product and services to specific target groups, focusing on corporate end-users, and HALOkeluarga, product and services to professionals who tend to generate higher usage and, therefore, higher revenues. Telkomsel has established dedicated corporate account teams to market its services to large corporate customers and manage on-going client relationships. Its prepaid products and services are targeted at a much broader customer base.

Telkomsel advertises through a variety of media for strategic branding and promotions. In addition, Telkomsel employs marketing methods such as bill inserts and point-of-sale displays in order to target programs, events and promotions at particular segments of the market. Telkomsel’s marketing strategy also includes conducting on-going market analysis to better understand its targeted subscribers and to gather feedback on customer preferences. It conducts such analysis with a view to improving and introducing new services to cater to the requirements of existing customers and to attract new subscribers.
G.	Billing, Payment and Collection
     Our customers are billed on a monthly basis according to the regional division in which they are located, although they may request bills from several regions to be combined. The billing process is computerized within each region. Payment can be made within the respective regions, through designated automated teller machines, at post offices and banks that act as collecting agents and in certain areas by direct deposit via telephone transfer or by automatic debit through banks and internet banking. However, for payments that are overdue for three months or more, customers are required to make such payments only at our customer service points. If payment is not received by the due date of the bill, our customers are provided with reminders by way of automated telephone calls and reminder letters, nominal late fees are levied and increasing levels of call barring are implemented. Services will be terminated if no payment is received after two months from the due date, although we do not cut off service to our government subscribers. After an account is terminated, the customer may only re-subscribe for services after making the overdue payment, including payment of late fees, and by completing a new application.
We currently provide billing services for Indosat in connection with their IDD services, for which we charge a flat fee for each bill.
Management of Customer Receivables
1.	TELKOM
     We do not collect deposits from our subscribers. Except for our Government, police and military customers, a delinquent subscriber is subject to late fees, increasing levels of call barring and, eventually, disconnection of the service after approximately three months of delinquency. Since the monthly bill for an average customer is insignificant and the customer is required to pay a reinstallation fee, the overdue payment and all late fees when the customer intends to re-subscribe, there is little incentive for the customer not to pay his outstanding bill. In addition, we screen potential customers for fixed line by reviewing identity card and electricity billing statements and by visiting the residence of such potential customers. Accordingly, we believe that the collectibility of our receivables is reasonably assured.
     In the case of private retail customers, we generally provides for 100% of the outstanding debt where the amount has been outstanding for more than three months. In the case of non-retail customers over a specified amount, we review the outstanding debt individually for collectibility, except for Government subscribers. For Government, police and military customers, we generally provides for 25% of the outstanding debt where the amount has been outstanding between 7 and 12 months, 50% where the amount has been outstanding between 13 and 24 months and 100% where the amount has been outstanding for more than 24 months. We does not charge any late fees or interest on our overdue accounts for Government subscribers.
2.	Telkomsel
     Telkomsel bills its kartuHALO postpaid subscribers on a monthly basis in arrears based on: (i) the minutes of use for cellular services; (ii) any additional, chargeable value-added services utilized during the period; and (iii) subscription charges for basic and other services included in their subscription plan. Postpaid subscribers can choose among four options: (a) special tariff for calls to five favorite numbers within Telkomsel’s network; (b) 150 free SMSs per month; (c) waiver of the monthly subscription charge; or (d) nationwide flat-rate tariffs.
     Telkomsel offers its kartuHALO postpaid subscribers a variety of payment options, including payment by cash, cheque, credit card, direct deposit via telephone transfer or automatic debit through banks and participating credit card companies. Payments may be made at any of Telkomsel’s GraPARI centers, designated automatic-teller machines or through over-the-counter facilities (mostly at post offices and banks with whom Telkomsel has an arrangement).

     Telkomsel issues bills to its non-corporate customers on one of five billing cycles. It issues bills to each customer monthly. If payment is not received by the due date of the bill, the subscriber is provided with reminders by way of automated telephone calls or SMS, and the customer will be barred from making any outgoing calls or receiving any incoming roaming calls. If there is no payment of the overdue sum within one month from the due date of the relevant bill, the customer will be further barred from receiving all incoming calls. If no payment is received within two months of the due date of payment, the customer’s account will then be terminated, although Telkomsel will continue to seek payment and may seek the assistance of a debt collection agency. After an account is terminated, the customer may only re-subscribe for services after making the overdue payment and by completing a new application. Telkomsel does not charge any late fees or interest on its overdue accounts.

H.	Insurance
     As of December 31, 2007, our property, plant and equipment, except for land, were insured under policies against fire, theft and other specified risks. We are insured for a total cost of assets of Rp.33,207.8 billion and US$5,173 million, which was covered by sum insured basis with maximum loss claim of Rp.1,956,843.0 million and by first loss basis of US$254.1 million and Rp.824,000.0 million with an automatic reinstatement of loss clause. In addition, the TELKOM-1 and TELKOM-2 satellite were insured separately for Rp.525.0 billion (US$39.2 million) and Rp.1,426.3 billion (US$55.1 million), respectively. Our management believes that the insurance coverage is adequate.
Our subsidiaries separately insure their property in such amounts and in accordance with the policies determined and implemented by the subsidiaries themselves. Telkomsel has an electronic equipment and industrial all-risk insurance policy. The policy insures against loss or damage of Telkomsel’s network equipment, facilities, infrastructure and buildings although it excludes losses suffered as a result of war, civil war, rebellion, revolution, terrorism, insurrection or military or usurped power, amongst other exclusions. Telkomsel has general insurance for motor vehicle liabilities and comprehensive general liabilities. As of December 31, 2007, Telkomsel’s property, plant and equipment were insured under policies covering property damage and business interruption, with first loss basis of US$499.1 million, in addition to Rp.8.8 billion for vehicle damage and Rp.324.0 billion for business interruption. Management believes that this coverage is adequate to cover potential losses.

I.	Trademarks, Copyrights and Patents
     We have a number of registered intellectual property rights consisting of trademarks, copyrights and patents. We have registered with the Directorate General of Intellectual Property Rights of the Ministry of Justice and Human Rights of the Republic of Indonesia (i) trademarks for our corporate name, logo and certain services including the names of our products such as Flexi, Speedy, Ivas, Ventus and TIC; (ii) copyrights of books, songs, computer program and artworks; and (iii) a patent for SMS grouping services, cable innovation and other technologies. These intellectual property rights are important to our business.

RISK FACTORS
Risk Factors
Risks Relating to Internal Control over Financial Reporting
TELKOM identified material weaknesses in its internal control over financial reporting as of December 31, 2005, 2006 and 2007. As a result, TELKOM’s management concluded that TELKOM’s disclosure controls and procedures as of each such period were not effective to ensure that information required to be disclosed in the reports that TELKOM files and submits under the Exchange Act is recorded, processed, summarized and reported as and when required, and is accumulated and communicated to TELKOM’s management, including TELKOM’s principal executive officer and principal financial officer, to allow timely decisions regarding required disclosure. In addition, TELKOM’s management concluded that because of the material weaknesses identified, TELKOM’s internal control over financial reporting as of December 31, 2007 was not effective based on the criteria set forth in the Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO’’). TELKOM has performed additional analyses and other post-closing procedures, to ensure that the Company’s consolidated financial statements are in accordance with GAAP. Accordingly, TELKOM’s management has concluded that the consolidated financial statements included in this Annual Report on Form 20-F fairly present, in all material respects, TELKOM’s financial position, results of operations and cash flows for all periods presented.
Since the identification of the material weaknesses, TELKOM has been working to improve its internal control structure and control procedures over financial reporting, including those related to financial statement disclosures, and has taken a number of steps to address these issues. For a discussion of the material weaknesses and the remediation efforts, see “Controls and Procedures.” Any control system, regardless of how well designed, operated and evaluated, can provide only reasonable, not absolute, assurance that its objectives will be met. In the future, TELKOM may identify further material weaknesses or significant deficiencies in its internal control over financial reporting or disclosure controls and procedures that TELKOM has not discovered to date. In addition, TELKOM cannot be certain that it will be able to maintain adequate controls over its financial processes and reporting in the future. Any failure to implement required new or improved controls, or difficulties encountered in their implementation, could adversely affect TELKOM’s ability to report financial results on a timely and accurate basis or cause TELKOM to fail to meet its reporting obligations. Inadequate internal controls over financial reporting or disclosure controls and procedures could also cause investors to lose confidence in TELKOM’s reported financial information, which could have an adverse effect on the trading price of TELKOM’s securities.
2.	Risks Relating to Indonesia
a.	Current political and social events in Indonesia may adversely impact business activity in Indonesia.

Indonesia has experienced a process of democratic change, resulting in political and social events that have highlighted the unpredictable nature of Indonesia’s changing political landscape. These events have resulted in political instability, as well as general social and civil unrest on a number of occasions in the past few years. For example, in October 2005 following substantial increases in the market price of crude oil, the Government raised fuel prices by approximately 80%, which led to numerous demonstrations and strikes. Further, the Government has in recent months signaled that it may increase the prices of oil and electricity, which may lead to further demonstrations and strikes. The political and related social developments in Indonesia were generally stable throughout 2007, although there is no assurance that social and civil disturbances will not occur in the future, or that any such disturbances will not, directly or indirectly, have a material adverse effect on us or on the investment value of our ADSs or Common Stock.

b.	Terrorist activities in Indonesia could destabilize Indonesia, which could adversely affect our business.

Bombings have occurred in past years at foreign embassies, night clubs and other locations in Indonesia. For example, in October 2005, multiple bombs exploded in two locations in Bali, killing 22 people and injuring at least 50. The Government has taken action to attempt to resolve the problems. In the past three years, the Government has detected, located and arrested some terrorist actors. Although there were no terrorist acts in Indonesia in 2007, there can be no assurance that further terrorist acts will not occur in the future.

c.	Declines or volatility in Indonesia’s currency exchange rates can have a material adverse impact on business activity in Indonesia.

The Government’s exchange rate policies and any future changes in the value of the Rupiah against the US Dollar or other currencies could adversely affect our financial condition and results of operations. Fluctuations in the exchange rate between the Rupiah and the US Dollar could adversely affect, among other things, the Rupiah cost of our network equipment purchases, the US Dollar value of any amounts a holder or beneficial owner of ADSs will receive in the event we issue dividends, the US Dollar value of the proceeds a holder or beneficial owner would receive upon the sale in Indonesia of shares of the Common Stock and the secondary market price of the ADSs or the US Dollar value of our debt obligations. Indonesia’s currency rate has been relatively stable in the last two years, but there can be no assurance that the Rupiah will not be subject to continued depreciation or volatility, which could have a material adverse effect on our financial condition and results of operations.

d.	Indonesia’s sovereign debt rating continues to be reviewed and revised by international rating agencies.

As of February 14, 2008, the Government’s long-term foreign currency debt was rated Ba3 by Moody’s, BB by Fitch Ratings, and BB- by Standard & Poor’s. These ratings reflect an assessment of the Government’s overall ability to pay its obligations and its willingness to meet its financial commitments as they come due. There is no assurance that such ratings will not be downgraded in future. Any such downgrade would have an adverse impact on liquidity in the Indonesian financial markets and the ability of Indonesian companies, including us, to raise additional financing and the interest rates at which such additional financing is available.

e.	Indonesia is vulnerable to natural disasters and other events beyond our control, which could severely disrupt our business and adversely affect our operating results.

Our operations are primarily in Indonesia, parts of which are vulnerable to natural disasters. Disruption of operations for any reason, including earthquakes, tsunamis, floods, volcanic eruptions, droughts, power outages or other events beyond our control have in the past and could in the future cause disruptions to operations and damage to equipment which would adversely affect our financial condition and results of operations.

On February 2, 2007, the Greater Jakarta area was hit by a widespread flood caused by heavy rainfall. As a result, several of our facilities in the affected areas were damaged and our services interrupted for up to 72 hours. At the end of 2007, heavy rainfall was also recorded over much of Central and East Java, causing major floods in at least five large towns along the Bengawan Solo river banks.

On March 6, 2007, Padang within Division I Sumatera experienced an earthquake estimated at 6.4 on the Richter scale. An insurance claim amounting to Rp.17,600 million was made. The affected facilities have restarted operations gradually since September 2007. On September 12, 2007, a major earthquake estimated at 7.9 on the Richter scale occurred in West Sumatra and Bengkulu.

We have a business continuity plan and a disaster recovery plan to mitigate the above risks. We also have insurance policies that cover potential losses on our assets resulting from natural disasters. However, there is no assurance that our insurance coverage will be sufficient to protect us from potential losses resulting from natural disasters and other events beyond our control.

3	Risks relating to TELKOM and its subsidiaries
a.	Our expansion plans may strain key resources and thereby adversely affect our business, financial condition and prospects.

To remain competitive in the market, we have identified our primary business objective as becoming a full service network provider. To achieve this, we plan to increase our focus on multimedia and other types of services in addition to our present core business concentration on local, domestic long-distance and mobile cellular services. These measures could strain our managerial, financial and other resources, which could adversely affect our business, financial condition and prospects.

b.	Our controlling stockholder’s interests may differ from those of our other stockholders.

The Government has a controlling stake of 51.82% of our issued and outstanding shares and the ability to determine the outcome of all actions requiring the approval of our shareholders. The Government also holds our one Dwiwarna share, which has special voting rights and veto rights over certain matters, including the election and removal of our Directors and Commissioners. Through the Ministry of Communication and Information (“MoCI”), the Government exercises regulatory power over the Indonesian telecommunications industry. There will be instances where activities of the Government conflict with ours. There is no assurance that the Government will not direct opportunities to other telecommunications service providers in which it also holds an interest.

c.	Certain systems failures could, if they occur, adversely affect our results of operations.

We operate fixed line networks (“PSTN”), fixed wireless networks, data and broadband networks and cellular networks. These networks, which are integrated, consist of a copper access network, an optical access network, BTS, switches, optical transmissions, IP core network, satellites and an application server. We strive to maintain these in good operating condition and upgrade or replace them when and as necessary. While we have a business continuity plan and a disaster recovery plan, both of which we regularly test, there is no assurance that a material failure of our integrated networks, servers, or transmission links would not result in service disruption from operational disruption, natural disaster or otherwise, any of which could damage our ability to attract and retain subscribers and affect adversely our results of operations, financial condition or prospects.

d.	Regulators and other telecommunications operators may challenge our ability to apply PSTN tariffs to our CDMA-based fixed wireless phone service, which is marketed under the brand name TELKOMFlexi.

In December 2002, we introduced our CDMA-based fixed wireless phone service, which is marketed under the brand name TELKOMFlexi for both fixed and portable handsets. CDMA-based fixed wireless technology enables rapid development of telephone networks and reduces the capital expenditures per line by obviating the need for the installation of underground cables. TELKOMFlexi offers customers the ability to use a wireless handset with limited mobility (within the same area code). Customers generally have all features offered by cellular services except roaming to other area codes and internationally. Postpaid TELKOMFlexi customers are charged tariffs that are similar to PSTN tariff rates for this service while prepaid customers are charged tariffs slightly higher than postpaid rates but with no monthly fees. Telecommunications regulators, cellular operators and cellular trade associations have sought and may in the future seek to impose limitations on our ability to provide fixed wireless services at PSTN rates. If any such limitations are imposed, we could lose part or all of the benefit of our investment in the network that supports the TELKOMFlexi service. We may also be subject to disputes with our regulators or competitors.

e.	If we or our subsidiaries are required to raise funds, whether or not in the ordinary course of business, there can be no assurances that such financing would be obtained or, if so, may not subject us to high costs, potentially harsh terms and/or restrictive covenants or, in the case of a subsidiary, require us to give a guarantee.

We or our subsidiaries may need to raise additional funds in order to support our growth, undertake acquisitions, meet unexpected contingencies, build or improve our networks and develop new or enhanced services and products. We may also need to respond to competitive pressures, acquire complementary businesses or technologies or take advantage of opportunities. We cannot be certain that such additional funding, if needed, will be available on acceptable terms, if at all. Furthermore, any debt financing, if available, may involve restrictive covenants, which may limit our operating flexibility with respect to certain business matters. If adequate funds are not available on acceptable terms, we may be unable to develop or enhance our services. We may also be unable to take advantage of future opportunities or respond to competitive pressures, any of which could have a material adverse effect on our business, results of operations and financial condition.

f.	New technologies may adversely affect our ability to remain competitive.

The telecommunications industry is characterized by rapid and significant changes in technology. We may face increasing competition from technologies being developed today or in the future. New technologies, services or standards may require significant changes to our business. In addition, due to changes in customer preferences or inefficiencies in existing infrastructure, we may need to substantially upgrade to an NGN to implement convergent and cost-effective technologies and services. In addition, we may also need to upgrade our customer care system to accommodate growth in our business and adopt new technologies and services. Unless we continue to modernize our existing technology, new products and services may be expensive to develop and competitors may take advantage of this situation. We cannot accurately predict how emerging and future technological changes will affect our operations or the competitiveness of our services. Similarly, we cannot provide any assurances that the technologies we adopt will not soon thereafter become obsolete or subject to intense competition from new technologies in the future.

g.	We operate in a legal and regulatory environment that is undergoing significant reforms and these reforms may adversely affect our business.

There are number of uncertainties in the current regulatory environment for the Indonesian telecommunications industry. In particular, the Telecommunications Law provides key guidelines for industry reforms, including industry liberalization, facilitation of new entrants and changes to the industry’s competition structure. The Telecommunications Law only outlines the framework and substantive principles for the liberalization of the telecommunications industry. We consider that there is uncertainty in the Indonesian regulatory environment with regard to, among other things:
—	Interconnection: On February 5, 2008, the Government issued a letter No. 009/DJPT.3/ KOMINFO/II/2008 regarding tariff adjustments to the cost-based interconnection tariff regime that was introduced on January 1, 2007. Pursuant to the regulation, TELKOM and Telkomsel, along with 10 other Indonesian telecommunication service providers, were required by April 1, 2008 to make any adjustments to interconnection tariff rates to comply with the new interconnection tariff scheme. While we believe that we have complied with this regulation, we can give no assurance that the regulators, if called upon to do so, would agree with our assessment or not and adjust our interconnection rates differently. Further, we can give no assurance regarding the impact of such adjustment on the interconnection revenues and costs on us and such adjustment may have a material adverse effect on our business, financial condition, results of operations and prospects.

—	Licenses: Our separate licenses to provide fixed line services, DLD services and IDD services were replaced and combined into a single license issued on May 13, 2004. We also have a multimedia license that includes services such as internet service, data communication, network access and VoIP. The Government may amend the terms of our licenses and business authority at its discretion. It may also impose certain mandatory obligations on the license holders. In 2007, the MoCI announced a blueprint for a new framework of licenses for information and communications technology (“ICT”). Under the current framework, ICT licenses are distributed to operators in the following categories: internet, PSTN, cellular and fixed wireless access, and cable television. The new framework would replace the existing license categories by 2011 with the following categories: service (email, television, internet, and voice), network (softswitch, and IP network), access (wireline, 3G/4G, WiFi/WiMAX) and customer premises equipment (personal computers, PDA, handsets, modems). We have incurred significant costs to obtain licenses for certain of our technologies, including Telkomsel’s 3G license obtained in February 2006, which has not yet generated sufficient returns on investments. The emergence of licenses for new technologies, such as WiMAX, may require Telkomsel to increase its investments in these newer technologies. As a result, we may incur losses from our prior investments in technology and may not recover our future investments in technology. There is no assurance that we will be able to obtain or renew on comparable terms these licenses under the new framework. Further, we may lose our exclusivity on certain technologies, which could have a materially adverse effect on our business, financial condition, results of operations and prospects.

—	Tariffs: In 1995, the Government implemented a formula to establish tariff adjustment for domestic fixed line telecommunications services. However, such adjustment has not been applied on a consistent basis and there have been instances when the Government made decisions on tariff increases based on public outcries, the instigation of the industry watchdog or other considerations. On February 8, 2006, the Government issued Decree No. 09/Per/M.KOMINFO /02/2006 on the Procedure on Determination of Current Tariff and Adjusted Tariff of Fixed Network Basic Telephony, which established new formulas for calculating subsequent tariff increases. There is no assurance that the Government will implement further tariff increases or that tariffs will keep pace with costs over time. Any failure of the Government to implement regular tariff increases could have a material adverse effect on our business, financial condition and results of operations. In addition, changes in the tariff regime or the process by which the Government increases tariffs may create uncertainty and could have a material adverse effect on our business, financial condition, results of operations and prospects.

—	Migration of Frequencies for 3G Service Providers: In 2005, the MoCI announced that in order to conform with the international standards of the industry and as recommended by the International Telecommunications Union — Radiocommunication Sector (“ITU-R”), the 1900 MHz frequency spectrum would only be used for the 3G network. The MoCI also announced that the CDMA-based technology network which is used for our fixed wireless services can only operate in the 800 MHz frequency spectrum. As a result of the Government’s decision, our Base Station System (“BSS”) equipment in Jakarta and West Java which are part of transmission installation and equipment for the fixed wireless network could no longer be used commencing at the end of 2007. While we have incurred significant costs in replacing the BSS equipment, we fully depreciated the affected fixed wireless assets as of June 2007 and recognized a depreciation expense of Rp.159.0 billion and Rp.173.8 billion in 2005 and 2006, respectively. There is no assurance that we will not recognize further loss as a result of such Government decisions.

—	Termination of Wireless Local Loop (“WLL”) License: In 2005, the Government rearranged the frequency spectra for telecommunications services. This affected certain of our cable network facilities that run on the specified frequency spectra, primarily WLL and approach link equipment (a transmission equipment to link BTS to a local exchange), which had to be replaced by the end of 2006. We incurred costs in replacing the affected facilities and affected WLL with TELKOMFlexi home services, and there is no assurance that we will not recognize further loss as a result of such Government decisions.

—	Indonesian Telecommunications Regulatory Body (“ITRB”): The Telecommunications Law allows the Government to delegate its authority to regulate, supervise and control the telecommunications sector in Indonesia to an independent regulatory body, while maintaining the authority to formulate policies over the industry. Such delegation of authority to the ITRB was implemented under MoC Decree No. 31/2003, dated July 11, 2003, as amended by MoC Decree No. 25/P/M.Kominfo/11/2005 dated November 29, 2005. For example, in recent years, the ITRB has issued a series of regulations imposing an interconnection tariff scheme. There can be no assurance that the ITRB will not take further actions that may be detrimental to our business, financial condition, results of operations or prospects.

—	KPPU: We are subject to the authority of the KPPU, an independent body for supervising fair competition in Indonesia. In 2007, the KPPU sanctioned Temasek Holdings Pte. Ltd. (“Temasek”), Singapore’s state-owned investment firm, and Telkomsel for violations of Indonesian anti-monopoly and unfair business practices regulation. On November 19, 2007, KPPU issued a ruling that Temasek violated cross-ownership regulations in Indonesian telecommunications industry through its indirect ownership of Telkomsel and Indosat. The KPPU imposed on Telkomsel a fine of Rp.25 billion and ordered Telkomsel to reduce its tariffs by a minimum of 15%. Pursuant to the ruling, Temasek was ordered to release all of its shares in Telkomsel to unassociated buyers within two years. On May 9, 2008, the Central Jakarta District Court denied an appeal by Temasek and ordered Temasek to divest its stake in either Telkomsel or Indosat, or reduce its holdings in both companies by 50% within 12 months. However, the Central Jakarta District Court overturned a request from KPPU that Telkomsel be forced to reduce its tariffs by 15% and also lowered the fine imposed upon Telkomsel to Rp.15 billion. The decision may be appealed to a higher court in Indonesia. There can be no assurance that an appeal, if launched by Temasek, will be successful or that the KPPU and Indonesia courts would not take further action or impose further sanctions that may be detrimental to our business, financial condition, results of operations or prospects.

—	DLD Services: In 2004, Indosat received its commercial license to provide DLD services, to which TELKOM historically had exclusive rights. On May 17, 2005, the MoCI issued Decree No. 6/2005 permitting the use of a three digit access code in the form of “01X” and “0” access code for access to DLD services. The “0” access code is being used to accommodate customers who prefer not to choose their long-distance carrier, while the “01X” access code has to be implemented gradually in local areas in which we have technical capabilities to support such services. On December 3, 2007, MoCI released Decree No. 43/2007 regarding regulation on the access code implementation phases. According to Decree No. 43/2007, the “01X” long-distance services must commence by April 3, 2008 in Balikpapan and September 27, 2011 for all remaining areas to accommodate customers who prefer to choose their long-distance carrier. Greater competition in the DLD market, resulting from the access code changes, could lead to a decline in our existing subscriber base and revenues from DLD services as subscribers may choose to receive services from other providers. Further, there is no assurance that the Government will not provide DLD licenses to other telecommunications operators.

—	Compensation Risk: The Telecommunications Law provides that we will be compensated for the early termination of our exclusive rights to provide fixed local and DLD services. Under the compensation scheme, the Government agreed to pay Rp.478.0 billion to us over a five-year period. The Government paid Rp.90.0 billion to us in each of 2005, 2006 and 2007 and is expected to pay the remaining amount installments or in lump-sum, depending upon the Government’s budgetary considerations. In addition, we are required by the Government to use funds received thereunder for development of Indonesian telecommunications infrastructure. We can provide no assurance that the Government will honor its promise to pay the balance within the five-year period.
h.	Our increasingly important cellular operations face significant constraints and competitive pressures.

We provide cellular telecommunications services primarily through our subsidiary, Telkomsel. Telkomsel has experienced rapid growth in its subscriber base in recent years and its revenue has become an increasingly large component of our consolidated revenue. Telkomsel’s future growth depends upon its ability to manage capacity and spectrum constraints. Telkomsel experienced such constraints in the past and has therefore deployed significant resources to eliminate such constraints. There is no guarantee that Telkomsel would not face such constraints in the future, which may result in network congestion, reduced service quality and an inability to increase and retain its subscriber base.

The Indonesian cellular telecommunications market is highly competitive. Telkomsel competes primarily with Indosat and PT Excelcomindo Pratama (“Excelcomindo”) in attracting and retaining subscribers for its mobile cellular telecommunications services. In particular, Telkomsel faces increasing and substantial competition from Excelcomindo, which outperformed Indosat in recent years in terms of subscriber and network infrastructure growth. There are also several other new competitors. For example, PT Hutchison CP Telecommunications launched its “3” brand on March 30, 2007 using its 3G

UMTS license. On September 3, 2007, PT Smart Telecom launched its “SMART” brand using its CDMA license. As of December 31, 2007, there were 11 full-mobility and fixed wireless operators in Indonesia.

New CDMA cellular operators will also likely emerge and compete with Telkomsel. Accordingly, we expect competition in the cellular market to intensify. Increased competition could adversely affect Telkomsel’s market share and results of operations. Competition between Telkomsel and all of these operators is based on various factors such as pricing, network quality and coverage, range of services offered and customer service. While we believe Telkomsel has been successful in maintaining its market share to date, there can be no assurance that Telkomsel will be successful in competing in the cellular market in the future.
i.	Our satellites have a limited lifespan and substantial risks exist for TELKOM-1 and TELKOM-2 to be damaged or interrupted during operation and satellite loss or reduced performance may adversely affect our financial condition, results of operations and ability to provide certain services.

Our TELKOM-1 and TELKOM-2 satellites have a limited operational lifespan. A number of factors affect the operational lifespan of satellites, including the quality of their construction, the durability of their component parts, the amount of fuel on board, the launch vehicle used and the manner in which the satellites are monitored and operated. The satellites could fail before the end of their useful lives and repairing these satellites while in orbit is not feasible. While we have provided insurance for our satellites, there can be no assurance that such insurance will offer adequate coverage. The loss of our satellites may have a material adverse effect on our financial condition, results of operations and ability to provide certain services, particularly in the eastern parts of Indonesia which currently rely largely on satellite coverage for telecommunication services.
j.	We are subject to Indonesian accounting and corporate disclosure standards that differ in significant respects from those applicable in other countries.

There may be less publicly-available information about Indonesian public companies, including us, than is regularly disclosed by public companies in countries with more mature securities markets. Our audited consolidated financial statements have been prepared in accordance with Indonesian GAAP, which varies in certain significant respects from U.S. GAAP. For a summary of certain differences between Indonesian GAAP and U.S. GAAP, see Note 56 to our consolidated financial statements.
k.	Our ability to develop adequate financing arrangements is critical to support our capital expenditures.

The telecommunications industry is capital-intensive in nature. In order to satisfy customer demand and provide service and technology that is comparable to and compatible with other telecommunications service providers, we must continue to expand and modernize our network, which involves substantial capital investment. We believe our internal cashflows are sufficient for our continued operations and planned capital expenditures, but we may in the future need to rely on third-party financing, including vendor financing, to support the development of our networks. If we do not have sufficient internal funds or are unable to obtain adequate vendor or other third-party financing for our planned capital expenditures or otherwise fund such expenditures through other financing arrangements, we may have to forego, delay or postpone certain of our planned capital expenditures. This may prevent us from being able to expand sufficiently and upgrade our network, which could adversely affect our revenues and growth.
l.	Forward-looking statements reflect current expectations and may not be correct.

This Annual Report contains various forward-looking statements, including statements regarding our expectations and projections for future operating performance and business prospects. The words “believe”, “expect”, “anticipate”, “estimate”, “project” and similar words identify forward-looking statements. In addition, all statements other than statements of historical facts included herein are forward-looking statements. These statements reflect our current expectations. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we can give no assurance that such expectations will prove to be correct. They are subject to a number of risks and uncertainties, including changes in the economic, social and political environments in Indonesia. In light of the many risks and uncertainties surrounding Indonesia and the markets in which we operate, our shareholders are reminded that we cannot guarantee that the forward-looking statements described herein will actually transpire. All written and oral forward-looking statements attributable to this document by us or persons acting on our behalf are expressly qualified in their entirety by reference to these risks.
m.	Certain of our former employees and Directors are subject to a number of on-going cases, police investigations and criminal charges.

There are pending litigation, criminal charges and on-going investigations against certain former employees and Directors of TELKOM and it subsidiaries. See “Additional Financial Information — Material Litigation.” There can be no assurance that the police will not find evidence of wrong-doing, that charges or additional charges will not be filed in relation to the foregoing or that such persons will not be found guilty of any offense. Although TELKOM believes that the investigations are without merit, there can be no certainty that these individuals will not be found guilty or face additional charges. We do not believe that these pending employee matters will have a significant financial impact on us or our subsidiaries, but there can be no assurance that this will be the case.
n.	We and certain of our subsidiaries, including Telkomsel, are subject to a number of on-going litigations.

We have been, are and may in the future be subject to litigation. These include class action lawsuits, land disputes, other disputes involving premium call billings and the Central Jakarta District Court ruling on February 18, 2008, with regard to Telkomsel’s appeal against the KPPU decisions issued against Temasek and Telkomsel on November 19, 2007. See “Additional Financial Information — Material Litigation” and Note 51 to our consolidated financial statements. There can be no assurance that decisions in matters pending in the courts will be rendered favoring us or our subsidiary. We do not believe that these pending litigations would have a significant financial impact on us or our subsidiaries, but there can be no assurance that this will be the case.

o.	We are incorporated in Indonesia and it may not be possible for investors to effect service of process or enforce judgments obtained in United States courts against us.

We are a limited liability company incorporated in Indonesia, operating within the framework of Indonesian laws relating to public companies. All of our significant assets are physically located in Indonesia. In addition, our Commissioners and Directors reside in Indonesia and a substantial portion of the assets of such persons are located outside the United States. As a result, it may not be possible for investors to effect service of process, or obtain or enforce judgments, on us or such persons within the United States including judgments predicated upon the civil liability provisions of the US federal securities laws or the securities laws of any state within the United States, or upon other bases or from non-US courts.

We have been advised by our Indonesian legal advisor that judgments of US courts, including judgments predicated upon the civil liability provisions of the US federal securities laws, are not enforceable in Indonesian courts, although such judgments could be admissible as non-conclusive evidence in a proceeding on the underlying claim in an Indonesian court. There is doubt as to whether Indonesian courts will enter judgments in original actions brought in Indonesian courts predicated solely upon the civil liability provisions of the US federal securities laws. As a result, holders of ADSs or Common Stock would be required to pursue claims against us or our Commissioners and Directors in an Indonesian court.

QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK
A. Disclosure about Market Risk
General
     We are exposed to market risks primarily from changes in foreign currency exchange rates, changes in interest rates and equity price risk on the value of our long-term investments. We do not generally hedge our long-term foreign currency liabilities as we believe that the expenses associated with fully hedging such liabilities are not justified. Instead we hedge our obligations for the current year. As of December 31, 2007, foreign currency time deposits provided 69.71% coverage against foreign currency denominated current liabilities. Our exposure to interest rate risk is managed through maintaining a mix of fixed and variable rate liabilities and assets, including short-term fixed rate assets, the rates for which are reset periodically. Our exposure to such market risks fluctuated significantly during 2005, 2006 and 2007 as the Indonesian economy has been affected by a significant fluctuation of the Rupiah and interest rates. We are not able to predict whether such conditions will continue during the remainder of 2008 or thereafter.
Interest Rate Risk
     Our exposure to interest rate fluctuations results primarily from floating rate long-term debt pursuant to loans under the Government on-lending program used to finance our capital expenditures which bear interest at rates for the Rupiah portion based on the average for the preceding six months for three month certificates issued by Bank Indonesia plus 1% or based on floating interest rates offered by the lenders plus 5.25% and for the non-Rupiah portion based on floating interest rate offered by the lenders plus 0.5%. See Note 21 to our consolidated financial statements. To the extent interest rates in Indonesia fluctuate significantly, our interest obligations under its long-term debt could increase.
     The table below provides information about our material financial instruments, some of which are sensitive to changes in interest rates. For debt obligations and time deposits, the table presents principal cash flows and related weighted average interest rates by expected maturity dates. The information is presented in Rupiah equivalents, which is our reporting currency. The instrument’s actual cash flows are denominated in Rupiah, US Dollar, Euro and Japanese Yen, as appropriate and as indicated in the table. The information presented in the table has been determined based on the following assumptions: (i) fixed interest rates on Rupiah time deposits are based on average interest rates offered for three month placements in effect as of December 31, 2007 by the banks where such deposits were located; (ii) variable interest rates on Rupiah denominated long-term liabilities are calculated as of December 31, 2007 and are based on contractual terms setting interest rates based on average rates for the preceding six months on three month certificates issued by Bank Indonesia or based on the average three month deposit rate offered by the lenders; (iii) fixed interest rates on US Dollar deposits are based on average interest rates offered for three month placements by the various lending institutions where such deposits are located as of December 31, 2007; and (iv) the value of marketable securities is based on the value of such securities at December 31, 2007. However, no assurance can be given that such assumptions will be correct for future periods. Such assumptions and the information described in the table may be influenced by a number of factors, including changes in interest rates in Indonesia and other monetary and macroeconomic factors affecting Indonesia. Such assumptions are different from the rates used in our consolidated financial statements and accordingly amounts shown in the table may vary from amounts shown in our consolidated financial statements.

	Outstanding Balance as at
	December 31, 2007			Expected Maturity Date
	Foreign	Rp.							2013-	Fair
	Currency	Equiv.	Rate	2008	2009	2010	2011	2012	2025	Value
	(in	(Rp. in	(%)	(Rp. in millions)						(Rp. in
	millions)	millions)								millions)
ASSETS
Fixed Rate
Cash and cash equivalents
Time deposit
Rupiah
Principal	—	7,017,425	—	7,017,425	—	—	—	—	—	7,017,425
Interest	—	—	—	—	—	—	—	—	—	—
US Dollars
Principal	163.71	1,537,069		1,537,069	—	—	—	—	—	1,537,069
Interest	—	—	—	—	—	—	—	—	—	—
Euro
Principal	60.28	829,373		829,373	—	—	—	—	—	829,373
Interest	—	—	—	—	—	—	—	—	—	—
Temporary Investments — Available for-Sale Securities
Rupiah	—	85,996		85,996	—	—	—	—	—	85,996
US Dollars	7.83	73,508	—	73,508	—	—	—	—	—	73,508
LIABILITIES
Short-term bank loans
Variable Rate
Rupiah
Principal	—	533,333		533,333	—	—	—	—	—	525,869
Interest	—	16,886	9.40	16,886	—	—	—	—	—
Fixed Rate
Rupiah	—	40,335		40,335	—	—	—	—	—	40,747
Principal	—	2,752	12.55	2,752	—	—	—	—	—
Interest
Long-term debts(I)
Variable Rate
Rupiah
Principal	—	7,724,236	—	2,929,326	2,730,831	1,207,431	140,028	142,045	574,575	7,572,984
Interest		1,499,652	9.42	601,708	369,884	149,808	73,717	61,278	243,257	—
US Dollars
Principal	120.18	1,129,596		175,670	136,275	136,275	136,275	136,275	408,826	1,106,511
Interest	—	344,372	7.34	80,050	67,957	57,886	47,815	37,855	52,809	—
Fixed Rate
Rupiah
Principal	—	1,349,231		371,452	426,130	488,766	47,600	4,416	10,867	1,441,188
Interest	—	357,442	15.25	177,194	117,613	49,913	3,402	2,661	6,659	—
US Dollars										—
Principal	403.57	3,793,274		1,146,825	1,018,965	997,223	216,280	41,602	372,379	3,657,675
Interest		568,322	6.63	224,322	153,025	73,159	30,969	16,190	70,657
Japanese Yen
Principal	13,241.76	1,099,596	—	79,337	63,766	63,766	63,766	63,766	765,195	1,002,472
Interest	—	327,415	3.10	66,397	31,130	29,153	27,176	25,270	148,289	—
Euro
Principal	7.34	100,949	—	100,949	—	—	—	—	—	100,122
Interest	—	1,340	4.99	1,340	—	—	—	—	—	—

(1)	Long-term debts consist of loans which are subject to interest; namely two-step loans, notes and bonds, liabilities of business acquisitions and long-term bank loans, in each case including their current maturities.
Exchange Rate Risk
     Our exposure to exchange rate fluctuations results primarily from long-term debt obligations and accounts receivable and payable, which are primarily paid for through draw downs under the Government on-lending program and are expressed in US Dollars, Japanese Yen, Euros, Singapore Dollars and Great Britain Pounds Sterling. For a description of the Company’s foreign currency assets and liabilities, see Note 52 to our consolidated financial statements. Part of these obligations might be offset by increases in the value of foreign currency time deposits and by increases in the value of foreign currency accounts receivable, assuming that the counter-parties are able to meet their foreign currency obligations to us at market rates.
     The table below provides information about our financial instruments by functional currency and presents such information in Rupiah equivalents, which is our reporting currency. The information on instruments and transactions that are sensitive to foreign exchange rates, including US Dollar, Euro, Singapore Dollar, Great Britain Pound Sterling and Japanese Yen debt obligations and term deposits and our accounts payable and receivable. The table presents principal cash flows by expected maturity dates. The information presented in the table has been determined based on assumptions for the exchange rates for US Dollar as well as other currencies, which are based on the selling and buying rates quoted by Reuters on December 28, 2007, applied respectively to monetary assets and liabilities. The buying and selling rates as of December 28, 2007 were Rp.9,389 and Rp.9,399 to US$1, respectively. Telkomsel applied the Bank Indonesia middle buy and sell rate for its monetary assets and liabilities which was Rp.9,419 to US$1 as of December 28, 2007. However, no assurance can be given that such assumptions will be correct for future periods. Such assumptions and the information described in the table may be influenced by a number of factors, including a fluctuation and/or depreciation of the Rupiah in future periods.

	Outstanding Balance as
	at December 31, 2007		Expected Maturity Date
	Foreign	Rp.							Fair
	Currency	Equiv.	2008	2009	2010	2011	2012	2013-2025	Value
	(in	(Rp. in	(Rp. in millions)						(Rp. in
	millions)	millions)							millions)
ASSETS
Cash and cash equivalents
US Dollars	169.40	1,592,379	—	—	—	—	—	—	1,592,379
Euro	62.59	861,190	—	—	—	—	—	—	861,190
Japanese Yen	9.55	792	—	—	—	—	—	—	792
Temporary investment
US Dollars	7.83	73,508	—	—	—	—	—	—	73,508
Trade accounts receivable
US Dollars	52.35	491,993	—	—	—	—	—	—	491,993
Other accounts receivable
US Dollars	0.15	1,394	—	—	—	—	—	—	1,394
Euro	0.01	88	—	—	—	—	—	—	88
Great Britain Pound Sterling	0.01	231	—	—	—	—	—	—	231
Other current assets
US Dollars	3.93	36,897	—	—	—	—	—	—	36,897
Euro	0.05	659	—	—	—	—	—	—	659
Advances and other non current assets
US Dollars	2.54	23,949	—	—	—	—	—	—	23,949
LIABILITIES
Trade accounts payable
Related parties
US Dollars	1.51	14,204	—	—	—	—	—	—	14,204
Euro	0.50	6,927	—	—	—	—	—	—	6,927
Singapore Dollars	—	22	—	—	—	—	—	—	22
Third parties
US Dollars	29.29	275,319	—	—	—	—	—	—	275,319
Euro	6.06	83,379	—	—	—	—	—	—	83,379
Great Britain Pound Sterling	0.01	260	—	—	—	—	—	—	260
Swiss Franc	0.01	86							86
Singapore Dollars	0.14	932	—	—	—	—	—	—	932
Hongkong Dollars	0.16	190	—	—	—	—	—	—	190
Other Account payable
US Dollars	0.50	4,673	—	—	—	—	—	—	4,673
Great Britain Pound Sterling	—	2	—	—	—	—	—	—	2
Singapore Dollars	—	10	—	—	—	—	—	—	10
Accrued expenses
US Dollars	163.34	1,538,362	—	—	—	—	—	—	1,538,362
Euro	67.78	933,328	—	—	—	—	—	—	933,328
Japanese Yen	46.85	3,890	—	—	—	—	—	—	3,890
Singapore Dollars	0.37	2,394	—	—	—	—	—	—	2,394
Great Britain Pound Sterling	0.05	854	—	—	—	—	—	—	854
Advances from customers & suppliers
US Dollars	1.28	12,001	—	—	—	—	—	—	12,001
Long-term debts(1)
US Dollars	523.75	4,922,870	1,322,496	1,155,240	1,133,498	352,555	177,877	781,205	4,764,186
Japanese Yen	13,241.76	1,099,596	79,337	63,766	63,766	63,766	63,766	765,195	1,002,472
Euro	7.34	100,949	100,949	—	—	—	—	—	100,122

(1)	Long-term debts for the purpose of this table consist of loans denominated in foreign currencies namely, two-step loans, liabilities of business acquisitions, long-term bank loans, notes and bonds, in each case including their current maturities.
Equity Price Risk
     Our long-term investments consist primarily of minority investments in the equity of private Indonesian companies. With respect to the Indonesian companies in which we have investments, the financial performance of such companies may be affected by the fluctuation of macro economic and social conditions such as the level of economic activity, Rupiah exchange rates against other currencies, inflation and interest rates.

MANAGEMENT’S DISCUSSION AND ANALYSIS
OPERATING AND FINANCIAL REVIEW AND PROSPECTS
     The following discussion and analysis should be read in conjunction with our consolidated financial statements for the years ended December 31, 2005, 2006 and 2007 included elsewhere in this Annual Report. These consolidated financial statements were prepared in accordance with Indonesian GAAP, which differs in certain significant respects from U.S. GAAP. See Notes 56 and 57 to the consolidated financial statements for our reconciliation to U.S. GAAP.
A. Operating Results Overview
     We are the principal provider of local, domestic and international telecommunications services in Indonesia, as well as the leading provider of mobile cellular services through our majority-owned subsidiary, Telkomsel. As of December 31, 2007, we had 15.1 million fixed lines in service, comprising 8.7 million lines on our fixed wireline network and 6.4 million lines on our fixed wireless network and Telkomsel had 47.9 million mobile cellular subscribers. We also provide a wide range of other communication services, including telephone network interconnection services, multimedia, data and internet communication-related services, satellite transponder leasing, leased line, intelligent network and related services, cable television and VoIP services.
     Our operating results for the three-year period from 2005 through 2007 reflected significant growth in operating revenues, particularly in fixed wireless, cellular, interconnection, and data and internet. The growth in operating revenues in the fixed wireless business reflected growth in subscribers’ wireless pulse production. The growth of revenues in the cellular business primarily reflected growth in the number of Telkomsel’s cellular subscribers. The growth of revenues in data and internet services primarily reflected the increase in SMS traffic from Telkomsel subscribers and increased usage of our multimedia services. Interconnection revenues have also increased as a result of higher interconnection charges received from mobile cellular operators and from our international long-distance services under the “TIC-007” brand. We had no KSO revenues in 2007 due to the acquisition of KSO VII.
     Our operating results from 2005 to 2007 also reflected significant growth in operating expenses. From 2005 to 2006, the growth of operating expenses was primarily driven by an increase in personnel expenses, depreciation expense, and operations, maintenance and telecommunication services expenses. From 2006 to 2007, the growth in operating expenses was primarily driven by operations, maintenance and telecommunication services expenses, depreciation expenses and marketing expenses.
Growth of Indonesian Cellular Market and Increase in Telkomsel’s Revenues
     The Indonesian cellular market has increased significantly in recent years. Telkomsel experienced a 25.8% growth in net operating revenues from 2006 to 2007 due to a 34.5% growth in its total number of cellular subscribers. Telkomsel’s revenues from cellular phone services (air time charges, monthly charges, connection charges and features) accounted for 38.1% of our consolidated total operating revenues for the year ended December 31, 2007, compared to 40.2% for the year ended December 31, 2006 and 34.9% for the year ended December 31, 2005.
     Due to the growth in the cellular market, competition has increased among cellular operators, particularly in the prepaid market. These cellular operators also compete to a lesser extent with fixed wireless operators, with the growing number of fixed wireless lines in service. See “Risk Factors — Our increasingly important cellular operations face significant constraints and competitive pressures.”
Increase in TELKOM’s Interconnection Revenues
     Our net interconnection revenues accounted for 16.2% of our consolidated operating revenues for the year ended December 31, 2007, compared to 16.9% for the year ended December 31, 2006 and 18.5% for the year ended December 31, 2005. From 2006 to 2007 and 2005 to 2006, the 11.2% and 12.1% increase in net interconnection revenues, respectively, were both primarily due to increase of number of cellular and fixed line subscribers.

On February 8, 2006, the MoCI issued Regulation No. 8/Per/M.KOMINFO/02/2006, which mandates a new cost-based interconnection tariff scheme for all telecommunications network and service operators and became effective on January 1, 2007. Under the new scheme, the operator of the network on which calls terminate will determine the interconnection charge to be received by it based on a formula to be mandated by the Government, which will require the operators to charge for calls based on the costs of carrying such calls. On December 28, 2006, all network operators signed amendments to our interconnection agreements for fixed line networks (local, SLJJ and international) and mobile network for the implementation of the cost-based tariff obligations.
Increase in TELKOM’s Data and Internet Revenues
     Data and internet revenues accounted for 24.7% of our consolidated operating revenues for the year ended December 31, 2007, compared to 17.7% for the year ended December 31, 2006 and 16.6% for the year ended December 31, 2005. Our revenues from our data and internet services increased by 62.0% from 2006 to 2007 and by 30.7% from 2005 to 2006. The increase in data and internet revenues in 2007 was primarily due to a 87.8% increase in revenues generated from SMS services, and a 51.5% increase in revenues from internet connectivity services. The increase in data and internet revenues in 2006 was primarily due to a 26.8% increase in revenues generated from SMS services, a 83.9% increase in revenues from data communication and a 27.6% increase in revenues from internet connectivity services. From 2006 to 2007, revenues from VoIP services decreased by 28.7% to Rp.198.4 billion (US$ 21.1 million) due to decrease in total incoming VoIP traffic.
Acquisition and Consolidation of KSO VII
     Our operating revenues and expenses from 2006 through 2007 have been affected by the acquisition and consolidation of KSO VII in October 19, 2006. Due to the acquisition of KSO VII, KSO revenues declined in 2006. We had no KSO revenues in 2007. See Note 4 in our consolidated financial statements.
Write-down of Assets, Depreciation Expense, Loss on Procurement Commitments, and Operations Maintenance and Telecommunication Services Expenses
     Our depreciation expense and operations, maintenance and telecommunication services expenses increased significantly during the three-year period from 2005 through 2007. These increases are primarily related to Telkomsel’s expansion of its network capacity due to the growth in its subscriber base and increase in our fixed assets due to deployment of fixed wireless. In particular, we began an aggressive deployment of fixed wireless networks in KSO IV and KSO VII following our acquisitions of KSO IV on January 20, 2004 and KSO VII on October 19, 2006. Telkomsel’s subscriber base has increased from 24,269,353 subscribers as of December 31, 2005 to 35,597,171 subscribers as of December 31, 2006 and 47,890,139 subscribers as of December 31, 2007. Our fixed wireless service grew substantially from 4,061,867 lines in service as of December 31, 2005 to 4,175,853 lines in service as of December 31, 2006 and 6,362,844 lines in service as of December 31, 2007.
     As a result of the Government’s decision issued in the first quarter of 2005 to rearrange the frequency spectra used by the telecommunication service providers, we can no longer utilize certain frequency spectra to support fixed wireline cable network commencing at the end of 2006. Consequently, certain of our cable network facilities within the fixed wireline segment which comprise primarily of WLL and Approach Link Equipment operating in the affected frequency spectra, can no longer be used commencing at the end of 2006. Accordingly, we shortened our estimate of the remaining useful lives for WLL and Approach Link Equipment in the first quarter of 2005 and began depreciating the remaining net book value of those assets through December 31, 2006. The effect of this change in estimate has increased depreciation expense by Rp.471.2 billion in 2005 and Rp.240.4 billion in 2006.

In August 2005, the MoCI set aside 1900 MHz for the exclusive use in the 3G services and 800 MHz frequency spectrum for the exclusive use in CDMA-based technology network commencing at the end of 2007. As a result, our BSS equipment in the Jakarta and West Java areas, which operates in 1900 MHz and are part of the fixed wireless transmission installation and equipment, could no longer be used from end of 2007 with total acquisition value amounted to Rp.1,330,818 million. On January 13, 2006, the MoCI issued MoCI Regulation No. 01/PER/M.KOMINFO/1/2006 which reaffirmed the Government’s decision that our fixed wireless network could only operate in the 800 MHz frequency spectrum and that the 1900 MHz will be allocated for 3G network. Following the MoCI’s decision, we reviewed the recoverable amount of cash-generating units to which the affected fixed wireless asset belongs. The recoverable amount was estimated using value in use which represented the present value of estimated future cash flows from cash-generating units using a pretax discount rate of 16.89%, representing our weighted average cost of capital as of December 31, 2005. We had a write-down of Rp.616.8 billion relating to this equipment in 2005. In addition, we changed our estimate of the remaining useful lives for the Jakarta and West Java BSS equipment and depreciated their remaining net book value through June 30, 2007, the date when all of our 1900 MHz BSS equipment is expected to be completely replaced with the 800 MHz BSS equipment. The effect of this change in the estimate of useful lives increased depreciation expense by Rp.159.0 billion and Rp.173.8 billion in 2005 and 2006, respectively. In June 2007, we fully depreciated these assets. In addition, we recognized a loss relating to non-cancellable contracts for procurement of the 1900 MHz transmission installation and equipment in the Jakarta and West Java areas amounting to Rp.79.4 billion in 2005.
Intangible Assets
     Intangible assets comprised intangible assets from subsidiaries and business acquisitions (see Notes 2d, 2j, 4, 14 and 38 to our consolidated financial statements) and licenses. An intangible asset shall be recognized if it is probable that the expected future economic benefits that are attributable to the asset will flow to us and the cost of the asset can be reliably measured. Intangible assets are stated at cost less accumulated amortization and impairment, if any. Intangible assets are amortized over their useful lives. We estimate the recoverable value of intangible assets at each balance sheet date. When the carrying amount of an asset exceeds its estimated recoverable amount, the asset is written-down to its estimated recoverable amount.
     In 2006, Telkomsel was granted the right to operate the 3G license. Telkomsel is required to pay an up-front fee and annual rights of usage (“BHP”) fee for the next ten years. The up-front fee is recorded as an intangible asset and amortized using the straight-line method over the term of the right to operate the 3G license of 10 years. Amortization commenced from the date when the assets attributable to the provision of the related services were available for use.
     Based on management interpretation of the license conditions and the written confirmation from the Directorate General of Post and Telecommunication, it is believed that the license could be returned at any time without any financial obligation to pay the remaining outstanding BHP fees. Based on this fact, Telkomsel concluded that it has purchased the right to make annual operating payments to operate the 3G license. Accordingly, Telkomsel recognizes the BHP fees as expenses when incurred.
Summary of Significant Accounting Policies and Recent Accounting Pronouncements
     The summary of significant accounting policies and recent accounting pronouncements are found in Notes 2 and 54 to our consolidated financial statement.
TELKOM’s Operating Revenues
     The following table sets out our operating revenues, itemized according to our main products and services, for the three years 2005 through 2007, with each item also expressed as a percentage of total operating revenues:

	Years Ended December 31,
	2005		2006		2007		2007
	Rp. (billion)%		Rp. (billion)%		Rp. (billion)%		US$ (million)
Operating Revenues
Telephone
Fixed lines	10,781.3	25.8	10,979.0	21.4	11,001.2	18.5	1,171.1
Cellular	14,570.9	34.9	20,622.6	40.2	22,638.1	38.1	2,409.8
Revenues under Joint Operation Schemes (KSO)	588.7	1.4	489.4	1.0	—	—	—
Interconnection
Revenues	10,723.8	25.6	11,793.8	23.0	12,705.9	21.3	1,352.6
Expenses	(2,981.7)	7.1	(3,112.3)	6.1	(3,054.6)	5.1	(325.2)

Net	7,742.1	18.5	8,681.5	16.9	9,651.3	16.2	1,027.4

Data and Internet	6,934.3	16.6	9,065.2	17.7	14,684.1	24.7	1,563.1
Network	586.6	1.4	718.7	1.4	707.4	1.2	75.3
Revenue-sharing Arrangements	302.3	0.7	415.5	0.8	428.0	0.7	45.6
Other telecommunications services	301.0	0.7	322.1	0.6	329.9	0.6	35.1

Total Operating Revenues	41,807.2	100.0	51,294.0	100.0	59,440.0	100.0	6,327.4

   Fixed Line Telephone Revenues
Fixed line telephone revenues for the three years 2005 through 2007 are set out below, with each item also expressed as a percentage of operating revenues:

	Years Ended December 31,
	2005		2006		2007		2007
	Rp. (billion)%		Rp. (billion)%		Rp. (billion)%		US$ (million)
Fixed Line Telephone Revenues
Local and SLJJ usage	7,223.1	17.3	7,130.9	13.9	7,023.0	11.8	747.6
Monthly subscription charges	3,289.8	7.9	3,491.5	6.8	3,700.6	6.2	393.9
Installation charges	197.3	0.5	170.2	0.3	123.7	0.2	13.2
Phone cards	10.9	0.0	4.0	0.0	1.0	0.0	0.1
Others	60.2	0.1	182.4	0.4	152.9	0.3	16.3

Total	10,781.3	25.8	10,979.0	21.4	11,001.2	18.5	1.171.1

   Cellular Telephone Revenues
Cellular telephone revenues for the three years 2005 through 2007 are set out below, with each item also expressed as a percentage of operating revenues:

	Years Ended December 31,
	2005		2006		2007		2007
	Rp. (billion)%		Rp. (billion)%		Rp. (billion)%		US$ (million)
Cellular Telephone Revenues
Air time charges	13,666.3	32.7	19,257.3	37.5	21,823.2	36.8	2,323.1
Monthly subscription charges	383.5	0.9	297.4	0.6	371.8	0.6	39.5
Connection fee charges	64.1	0.2	109.2	0.2	130.4	0.2	13.9
Features	457.0	1.1	958.7	1.9	312.7	0.5	33.3

Total	14,570.9	34.9	20,622.6	40.2	22,638.1	38.1	2,409.8

   Joint Operation Scheme (“KSO”) Revenues
KSO revenues for the three years 2005 through 2007 are set out below, with each item also expressed as a percentage of operating revenues:

	Years Ended December 31,
	2005		2006		2007		2007
	Rp. (billion)%		Rp. (billion)%		Rp. (billion)%		US$ (million)
KSO Revenues
Minimum TELKOM Revenues	268.6	0.6	207.5	0.4	—	—	—
Share in Distributable KSO Revenues	318.6	0.8	274.6	0.6	—	—	—
Amortization of unearned initial investor payments under Joint Operation Schemes	1.5	0.0	7.3	0.0	—	—	—

Total	588.7	1.4	489.4	1.0	—	—	—

   Interconnection Revenues
Interconnection revenues for the three years 2005 through 2007 are set out below, with each item also expressed as a percentage of operating revenues:

	Years Ended December 31,
	2005		2006		2007		2007
	Rp. (billion)%		Rp. (billion)%		Rp. (billion)%		US$ (million)
Interconnection Revenues	10,723.8	25.6	11,793.8	23.0	12,705.9	21.3	1,352.6

Interconnection Expenses	2,981.7	7.1	3,112.3	6.1	3,054.6	5.1	325.2

Total Interconnection Revenues — Net	7,742.1	18.5	8,681.5	16.9	9,651.3	16.2	1,027.4

   Data and Internet Revenues
Data and internet revenues for the three years 2005 through 2007 are set out below, with each item also expressed as a percentage of operating revenues:

	Years Ended December 31,
	2005		2006		2007		2007
	Rp. (billion)%		Rp. (billion)%		Rp. (billion)%		US$ (million)
Data and Internet Revenues
SMS	5,309.2	12.7	6,730.5	13.1	12,639.3	21.3	1,345.5
Internet	711.4	1.7	907.5	1.8	1,374.8	2.3	146.3
Data communication	610.4	1.5	1,122.3	2.2	443.2	0.8	47.2
VoIP	292.7	0.7	278.0	0.5	198.3	0.3	21.1
e-business	10.6	0.0	26.9	0.1	28.5	0.0	3.0

Total	6,934.3	16.6	9,065.2	17.7	14,684.1	24.7	1,563.1

   Network Revenues
Network revenues for the three years 2005 through 2007 are set out below, with each item also expressed as a percentage of operating revenues:

	Years Ended December 31,
	2005		2006		2007		2007
	Rp. (billion)%		Rp. (billion)%		Rp. (billion)%		US$ (million)
Network Revenues
Satellite transponder lease	239.5	0.6	294.1	0.6	233.9	0.4	24.9
Leased lines	347.1	0.8	424.6	0.8	473.5	0.8	50.4

Total	586.6	1.4	718.7	1.4	707.4	1.2	75.3

   Revenues under Revenue-Sharing Arrangements
Revenues under revenue-sharing arrangements for the three years 2005 through 2007 are set out below, with each item also expressed as a percentage of operating revenues:

	Years Ended December 31,
	2005		2006		2007		2007
	Rp. (billion)%		Rp. (billion)%		Rp. (billion)%		US$ (million)
Revenues Under Revenue- Sharing Arrangements
Net share in revenue earned under Revenue-Sharing Arrangements	165.6	0.4	263.5	0.5	114.2	0.2	12.2
Amortization of unearned income under Revenue-Sharing Arrangements	136.7	0.3	152.0	0.3	313.8	0.5	33.4

Total	302.3	0.7	415.5	0.8	428.0	0.7	45.6

   Other Telecommunications Services Revenues
In 2007, our revenues from other telecommunications services increased by Rp.7.8 billion, or 2.4%, from Rp.322.1 billion in 2006 to Rp.329.9 billion in 2007. The increase in other telecommunications services revenues was primarily due to the increase in directory assistance revenues by Rp.37.8 billion, or 12.4%, from Rp.304.2 billion in 2006 to Rp.342.0 billion in 2007.

TELKOM’s Operating Expenses
The following table sets out our operating expenses for the three years 2005 through 2007, with each item also expressed as a percentage of operating revenues:

	Years Ended December 31,
	2005		2006		2007		2007
	Rp. (billion)%		Rp. (billion)%		Rp. (billion)%		US$ (million)
Operating Expenses
Depreciation	7,570.7	18.1	9,178.3	17.9	9,545.0	16.1	1,016.1
Operations, maintenance and telecommunications services	5,916.3	14.1	7,495.7	14.6	9,590.6	16.1	1,020.9
Personnel	6,563.0	15.7	8,513.8	16.6	8,494.9	14.3	904.3
General and administrative	2,764.0	6.6	3,271.5	6.4	3,567.7	6.0	379.8
Marketing	1,126.2	2.7	1,241.5	2.4	1,769.1	3.0	188.3
Write-down of assets	616.8	1.5	—	—	—	—	—
Loss on procurement commitments	79.4	0.2	—	—	—	—	—

Total Operating Expenses	24,636.4	58.9	29,700.8	57.9	32,967.3	55.5	3,509.4

   Operations, Maintenance and Telecommunications Services Expenses
Operations, maintenance and telecommunications services expenses for the three years 2005 through 2007 are set out below, with each item also expressed as a percentage of operating revenues:

	Years Ended December 31,
	2005		2006		2007		2007
	Rp. (billion)%		Rp. (billion)%		Rp. (billion)%		US$ (million)
Operations, Maintenance and Telecommunications Services Expenses
Operations and maintenance	3,075.1	7.3	4,209.1	8.2	5,415.8	9.1	576.5
Radio frequency usage charges	548.2	1.3	722.6	1.4	1,138.5	1.9	121.2
Concession fees and Universal Service Obligation (USO) charges	709.2	1.7	881.8	1.7	1,026.3	1.7	109.2
Cost of phone, SIM and RUIM Cards	582.3	1.4	579.3	1.1	582.1	1.0	62.0
Electricity, gas and water	372.5	0.9	417.3	0.8	481.7	0.8	51.3
Vehicles rental and supporting facilities	217.2	0.5	246.2	0.5	236.3	0.4	25.1
Insurance	136.4	0.3	145.1	0.3	342.7	0.6	36.5
Leased lines	124.2	0.3	236.4	0.5	298.7	0.5	31.8
Traveling	33.5	0.1	39.1	0.1	50.2	0.1	5.3
Call Center	105.0	0.3	14.7	0.0	11.2	0.0	1.2
Others	12.7	0.0	4.1	0.0	7.1	0.0	0.8

Total	5,916.3	14.1	7,495.7	14.6	9,590.6	16.1	1,020.9

   Personnel Expenses
Personnel expenses for the three years 2005 through 2007 are set out below, with each item also expressed as a percentage of operating revenues:

	Years Ended December 31,
	2005		2006		2007		2007
	Rp. (billion)%		Rp. (billion)%		Rp. (billion)%		US$ (million)
Personnel Expenses
Salaries and related benefits	2,165.9	5.2	2,400.6	4.7	2,760.8	4.6	293.9
Vacation pay, incentives and other benefits	1,615.6	3.8	2,209.1	4.3	2,488.3	4.2	264.9
Early retirements	486.4	1.2	1,461.2	2.9	—	—	—
Net periodic post-retirement health care benefit cost	488.6	1.2	604.7	1.2	723.2	1.2	77.0
Net periodic pension cost	532.3	1.3	438.4	0.9	859.5	1.5	91.5
Employee income tax	856.4	2.0	889.1	1.7	1,511.2	2.5	160.9
Net Long service awards costs	134.7	0.3	139.7	0.3	(359.8)	(0.5)	(38.3)
Housing	113.7	0.3	168.4	0.3	219.7	0.4	23.4
Additional old saving allowance	—	—	—	—	123.3	0.2	13.1
Other post-retirement cost	67.2	0.2	76.2	0.1	84.7	0.1	9.0
Medical	18.0	0.0	25.1	0.0	28.1	0.0	3.0
Other employee benefits	6.0	0.0	14.3	0.0	13.6	0.0	1.4
Others	78.2	0.2	87.0	0.2	42.3	0.1	4.5

Total	6,563.0	15.7	8,513.8	16.6	8,494.9	14.3	904.3

   General and Administrative Expenses
General and administrative expenses for the three years 2005 through 2007 are set out below, with each item also expressed as a percentage of operating revenues:

	Years Ended December 31,
	2005		2006		2007		2007
	Rp. (billion)%		Rp. (billion)%		Rp. (billion)%		US$ (million)
General and Administrative Expenses
Professional fees	131.0	0.3	221.0	0.4	156.9	0.3	16.7
Collection expenses	379.1	0.9	542.5	1.1	598.6	1.0	63.7
Amortization of goodwill and other intangible assets	918.2	2.2	944.4	1.8	1,049.5	1.8	111.7
Training, education and recruitment	177.9	0.4	224.3	0.4	222.7	0.4	23.7
Travelling	171.7	0.4	229.7	0.5	254.1	0.4	27.1
Security and screening	164.4	0.4	197.4	0.4	236.0	0.4	25.1
General and social contribution	204.3	0.5	301.8	0.6	237.4	0.4	25.3
Vehicles rental	—	—	—	—	103.0	0.2	11.0
Printing and stationery	50.2	0.1	51.9	0.1	79.9	0.1	8.5
Meetings	40.3	0.1	64.0	0.1	88.9	0.1	9.5
Provision for doubtful accounts and inventory obsolescence	489.0	1.2	458.2	0.9	500.8	0.8	53.3
Research and development	8.4	0.0	8.7	0.0	6.7	0.0	0.7
Others	29.5	0.1	27.6	0.1	33.0	0.1	3.5

Total	2,764.0	6.6	3,271.5	6.4	3,567.7	6.0	379.8

   Marketing Expenses
Marketing expenses for the three years 2005 through 2007 are set out below, with each item also expressed as a percentage of operating revenues.

	Years Ended December 31,
	2005		2006		2007		2007
	Rp. (billion)%		Rp. (billion)%		Rp. (billion)%		US$ (million)
Marketing Expenses
Advertising	795.6	1.9	944.3	1.8	1,300.7	2.2	138.5
Customer education	305.3	0.7	267.7	0.5	424.8	0.7	45.2
Others	25.3	0.1	29.5	0.1	43.6	0.1	4.6

Total	1,126.2	2.7	1,241.5	2.4	1,769.1	3.0	188.3

Results of Operations
Year ended December 31, 2007 compared to year ended December 31, 2006
Operating Revenues
Total operating revenues increased by Rp.8,146.0 billion, or 15.9%, from Rp.51,294.0 billion in 2006 to Rp.59,440.0 billion in 2007. This was primarily due to increased revenues from data and internet, cellular, interconnection and fixed wireless.
Fixed Line Telephone Revenues
Fixed line revenues increased by Rp.22.2 billion, or 0.2%, from Rp.10,979.0 billion in 2006 to Rp.11,001.2 billion in 2007. The increase in fixed line revenues was primarily due to the increase in fixed wireless revenues, partially offset by a slight decrease in fixed wireline revenues. Fixed wireless revenues increased by Rp.325.5 billion, or 30.7%, from Rp.1,058,4 billion in 2006 to Rp.1,383.9 billion in 2007. Fixed wireline revenues decreased by Rp.303.3 billion, or 3.1%, from Rp.9,920.6 billion in 2006 to Rp.9,617.3 billion in 2007.
The increase in fixed wireless revenues was primarily attributable to a 62.5% growth in the wireless pulse production from 5.6 billion minutes in 2006 to 9.1 billion minutes in 2007. Such increase was partially offset by a slight decrease in fixed wireline revenues which was primarily due to a 7.2% decrease in local and domestic long-distance revenues from Rp.6,413.8 billion in 2006 to Rp.5,951.2 billion in 2007. The decrease in fixed wireline revenues was primarily attributable to a 12.3% decrease in the wireline pulse production from 44.9 billion pulse in 2006 to 39.4 billion pulse in 2007.
Cellular Telephone Revenues
Cellular telephone revenues increased by Rp.2,015.5 billion, or 9.8%, from Rp.20,622.6 billion in 2006 to Rp.22,638.1 billion in 2007 primarily due to the increase in air time charges notwithstanding the decrease in feature charges, discussed below. Air time charges increased by Rp.2,565.9 billion, or 13.3%, from Rp.19,257.3 billion in 2006 to Rp.21,823.2 billion in 2007. Connection fee charges increased by Rp.21.2 billion, or 19.4%, from Rp.109.2 billion in 2006 to Rp.130.4 billion in 2007 due to the growth in net-additional kartuHALO cellular subscribers. Features charges decreased by Rp.646.0 billion, or 67.4%, from Rp.958.7 billion in 2006 to Rp.312.7 billion in 2007 due to decrease in sales from new features services, including ring back tone, message boards and mobile fax services. Monthly subscription charges increased by Rp.74.4 billion, or 25.0%, from Rp.297.4 billion in 2006 to Rp.371.8 billion in 2007, primarily due to the growth in kartuHALO cellular subscribers. The increase in cellular telephone revenues was primarily attributable to a 34.6% growth in Telkomsel’s total cellular subscribers from 35.6 million subscribers in 2006 to 47.9 million subscribers in 2007. This increase was caused by a 9% growth in net-additional subscribers from 11.3 million subscribers in 2006 to 12.3 million subscribers in 2007. Postpaid subscribers grew by 15% to 1.9 million subscribers and prepaid subscribers grew by 35.5% to 46.0 million subscribers, in each case as of December 31, 2007.
As a result of the higher rate of growth in the number of prepaid subscribers, the proportion of prepaid subscribers to total subscribers increased from 95.3% in 2006 to 96.0% in 2007. As a result of the change in the subscriber mix, with the increased number of prepaid subscribers as a percentage of total subscribers, blended monthly ARPU decreased from approximately Rp.84,000.0 in 2006 to approximately Rp.80,000.0 in 2007. The SMS /non-voice ARPU for postpaid increased from approximately Rp.47,000.0 in 2006 to approximately Rp.49,000.0 in 2007.
Interconnection Revenues
Net interconnection revenues increased by Rp.969.8 billion, or 11.2%, from Rp.8,681.5 billion in 2006 to Rp.9,651.3 billion in 2007. Net interconnection revenues comprised interconnection revenues from our fixed line network and interconnection revenues from Telkomsel’s mobile cellular network. Interconnection revenues included incoming international long-distance revenues from our IDD service (TIC-007).
Our net interconnection revenues accounted for 16.2% of our consolidated operating revenues for the year ended December 31, 2007, compared to 16.9% for the year ended December 31, 2006.
KSO Revenues (Joint Operation Scheme Revenues)
KSO revenues decreased by Rp.489.4 billion, or 100.0%, from Rp.489.4 billion in 2006 to Rp.0.0 in 2007 due to the acquisition of KSO VII in October 2006.
Data and Internet Revenues
Data and internet revenues increased by Rp.5,618.9 billion, or 62.0%, from Rp.9,065.2 billion in 2006 to Rp.14,684.1 billion in 2007. The increase in data and internet revenues was primarily due to significant increases in SMS revenues and internet connectivity revenues. SMS revenues increased by Rp.5,908.8 billion, or 87.8%, from Rp.6,730.5 billion in 2006 to Rp.12,639.3 billion in 2007 mainly due to significant growth in SMS traffic from Telkomsel subscribers. Internet connectivity revenues increased by Rp.467.3 billion, or 51.5%, from Rp.907.5 billion in 2006 to Rp.1,374.8 billion in 2007 due to increased marketing efforts to boost sales of data and internet services, an increase in usage of the dial-up internet from TELKOMNet Instant and increase in Speedy subscribers in 2007. E-business service revenues increased by Rp.1.6 billion, or 6.0%, from Rp.26.9 billion in 2006 to Rp.28.5 billion in 2007, primarily due to the increase in e-payment transactions. VoIP revenues decreased by Rp.79.6 billion, or 28.6%, from Rp.278.0 billion in 2006 to Rp.198.4 billion in 2007, due to the decrease in traffic of incoming and outgoing international VoIP calls.
Network Revenues
Network revenues decreased by Rp.11.3 billion, or 1.6%, from Rp.718.7 billion in 2006 to Rp.707.4 billion in 2007. Satellite transponder revenues decreased by Rp.60.2 billion, or 20.5%, from Rp.294.1 billion in 2006 to Rp.233.9 billion in 2007. Leased lines revenues increased by Rp.48.9 billion, or 11.5%, from Rp.424.6 billion in 2006 to Rp.473.5 billion in 2007 as a result of an increase in the number of telecommunications operators that use our network.

Revenues under Revenue-Sharing Arrangements
Revenues under revenue-sharing arrangements increased by Rp.12.5 billion, or 3.0%, from Rp.415.5 billion in 2006 to Rp.428.0 billion in 2007. Amortization of unearned income under revenue-sharing arrangements increased by Rp.161.8 billion, or 106.5%, from Rp.152.0 billion in 2006 to Rp.313.8 billion in 2007. Net share in revenue earned under revenue-sharing arrangements decreased by Rp.149.3 billion, or 56.7%, from Rp.263.5 billion in 2006 to Rp.114.2 billion in 2007. The total number of revenue-sharing arrangements was 90 contracts with 67 partners as of December 31, 2006 and 55 contracts with 45 partners as of December 31, 2007.
Other Telecommunications Services Revenues
Other telecommunications services revenues increased by Rp.7.8 billion, or 2.4%, from Rp.322.1 billion in 2006 to Rp.329.9 billion in 2007, primarily due to the increase in directory assistance revenues.
Operating Expenses
Total operating expenses increased by Rp.3,266.5 billion, or 11.0%, from Rp.29,700.8 billion in 2006 to Rp.32,967.3 billion in 2007. The increase in total operating expenses was attributable to substantial increases in operations, maintenance and telecommunications services expenses, marketing expenses, depreciation expenses and general and administrative expenses, as explained further below.
Personnel Expenses
Personnel expenses decreased by Rp.18.9 billion, or 0.2%, from Rp.8,513.8 billion in 2006 to Rp.8,494.9 billion in 2007. The decrease was primarily due to the elimination of early retirement expenses in 2007 and a decrease in long service award cost. The decrease in recurring employee expenses are detailed as follows:
•	early retirement expenses (Rp.1,461.2 billion in 2006) were eliminated because there was no early retirement program in 2007; and

•	long-service awards decreased by Rp.499.5 billion, or 357.6%, from Rp.139.7 billion in 2006 to Rp.(359.8) billion in 2007 since this program has been discontinued in 2007.
This decrease was partially offset by increase in:
•	vacation pay, incentives and other benefits expenses increased by Rp.279.2 billion, or 12.6%, from Rp.2,209.1 billion in 2006 to Rp.2,488.3 billion in 2007;

•	salaries and related benefits increased by Rp.360.2 billion, or 15.0%, from Rp.2,400.6 billion in 2006 to Rp.2,760.8 billion in 2007, primarily due to increased base salaries by 8.0% on average;

•	net periodic pension cost increased by Rp.421.1 billion, or 96.1% from Rp.438.4 billion in 2006 to Rp.859.5 billion in 2007, primarily due to the implementation of pension preparation program in 2007 (see note 42 to our consolidated financial statements);

•	net periodic post retirement health care benefit costs increased by Rp.118.5 billion, or 19.6%, from Rp.604.7 billion in 2006 to Rp.723.2 billion in 2007;

•	employee income tax expenses increased by Rp.622.1 billion, or 70.0%, from Rp.889.1 billion in 2006 to Rp.1,511.2 billion in 2007; and

•	additional old saving allowances (pre-retirement welfare payments) increased by Rp.123.3 billion in 2007.

Other components of personnel expenses did not contribute significantly to operating expenses in 2007.
Depreciation Expense
Depreciation expense increased by Rp.366.7 billion, or 4.0%, from Rp.9,178.3 billion in 2006 to Rp.9,545.0 billion in 2007. The increase in depreciation expense was primarily due to Telkomsel’s BTS deployment of 4,801 units in 2007, increase in the capacity of its transmitting and receiving stations and switching and intelligence network equipment, and increase in our capital expenditures for network infrastructure (transmission network, backbone and access network).
Operations, Maintenance and Telecommunications Services Expenses
Operations, maintenance and telecommunications services expenses increased by Rp.2,094.9 billion, or 27.9%, from Rp.7,495.7 billion in 2006 to Rp.9,590.6 billion in 2007. The increase in operations, maintenance and telecommunications services expenses was mainly attributable to the following:
•	increase in operations and maintenance expenses by Rp.1,206.7 billion, or 28.7%, from Rp.4,209.1 billion in 2006 to Rp.5,415.8 billion in 2007 due to the growth in Telkomsel’s overall capacity to support the increase in its subscribers from 35.6 million subscribers as of 2006 to 47.9 million subscribers as of 2007. The number of Telkomsel’s BTSs grew by 30% from 16,057 units in 2006 to 20,858 units in 2007. Telkomsel also increased the capacity of its transmitting and receiving stations and switching and Intelligent Network equipment;

•	total concession fees and Universal Service Obligation (“USO”) charges increased by Rp.144.5 billion, from Rp.881.8 billion in 2006 to Rp.1,026.3 billion in 2007, an increase of 16.4%, primarily due to an increase of 18.0% or Rp.89.8 billion in concession fees contributed by Telkomsel and TELKOM to the Government (for fixed line and cellular business), from Rp.497.9 billion in 2006 to Rp.587.8 billion in 2007;

•	radio frequency usage expenses increased by Rp.415.9 billion, or 57.6%, from Rp.722.6 billion in 2006 to Rp.1,138.5 billion in 2007 due to an increase in BTSs of Telkomsel and us and additional annual BHP fee for the 3G license. The number of our BTSs grew by 25% from 1,531 units in 2006 to 1,911 units in 2007, while Telkomsel’s BTSs grew by 30% from 16,057 units in 2006 to 20,858 units in 2007; and

•	asset insurance expenses increased by Rp.197.6 billion, or 136.2%, from Rp.145,1 in 2006 to Rp.342.7 billion in 2007 due to an increase of fixed assets insured.
Other components of operations, maintenance and telecommunications services expenses did not contribute significantly to operating expenses in 2007.
General and Administrative Expenses
General and administrative expenses increased by Rp.296.2 billion, or 9.1%, from Rp.3,271.5 billion in 2006 to Rp.3,567.7 billion in 2007, due to the following:
•	collection expenses increased by Rp.56.1 billion, or 10.3%, from Rp.542.5 billion in 2006 to Rp.598.6 billion in 2007, generally in line with the growth in our fixed line subscriber base and Telkomsel’s mobile cellular subscribers base, which resulted in higher collection charges paid to third party collection agents;

•	security and screening expenses increased by Rp.38.6 billion, or 19.6%, from Rp.197.4 billion in 2006 to Rp.236.0 billion in 2007, primarily due to an increase in salaries of security guards;

•	travel expenses increased by Rp.24.4 billion, or 10.6%, from Rp.229.7 billion in 2006 to Rp.254.1 billion in 2007, primarily due to the increase in local travel costs of Rp.28.1 billion; and

•	amortization of goodwill and intangible assets increased by Rp.105.1 billion, or 11.1%, from Rp.944.4 billion in 2006 to Rp.1,049.5 billion in 2007, due to the higher amortization of the rights to operate the KSO operations as a result of the KSO VII acquisition and the up-front fees for the 3G license.
This increase was partially offset by:
•	decrease in professional fees by Rp.64.1 billion, or 29.0%, from Rp.221.0 billion in 2006 to Rp.156.9 billion in 2007, primarily due to the decrease in management consultancy expenses of Rp.67.1 billion; and

•	decrease in general and social contribution expenses by Rp.64.4 billion, or 21.3%, from Rp.301.8 billion in 2006 to Rp.237.4 billion in 2007, primarily due to a decrease in implementation of the partnership program.
Other components of general and administrative expenses did not contribute significantly to operating expenses in 2007.
Marketing Expenses
Marketing expenses increased by Rp.527.6 billion, or 42.5%, from Rp.1,241.5 billion in 2006 to Rp.1,769.1 billion in 2007 primarily due to an increase in advertising expenses of Rp.356.4 billion, or 37.7%, and an increase in customer education expenses of Rp.157.1 billion, or 58.7%.
Operating Income and Operating Margin
As a result of the foregoing, operating income increased by Rp.4,879.5 billion, or 22.6%, from Rp.21,593.2 billion in 2006 to Rp.26,472.7 billion in 2007. Our operating margin increased slightly from 42.1% in 2006 to 44.5% in 2007.
Other Income (Expenses)
Other income decreased by Rp.1,277.5 billion, or 319.1%, from income of Rp.400.4 billion in 2006 to expenses of Rp.877.1 billion in 2007, primarily due to the following:
•	gain on foreign exchange (net) decreased by Rp.1,131.1 billion, or 135.2%, from a net gain of Rp.836.3 billion in 2006 to a net loss of Rp.294.8 billion in 2007, primarily due to the depreciation of the Rupiah, which resulted in translation losses on our US Dollars borrowings;

•	interest expenses increased by Rp.149.8 billion, or 11.6%, from Rp.1,286.4 billion in 2006 to Rp.1,436.2 billion in 2007, reflecting primarily increases in short-term bank loans and Telkomsel’s medium term loans;

•	interest income decreased by Rp.136.3 billion, or 20.8%, from Rp.655.0 billion in 2006 to Rp.518.7 billion in 2007, primarily due to a decrease in interest rates of time deposits; and

•	other income (net) increased by Rp.126.6 billion, or 62.6%, from Rp.202.0 billion in 2006 to Rp.328.6 billion in 2007.
Other components did not contribute significantly to other income (expenses) in 2007.

Income Before Tax and Pre-Tax Margin
As a result of the foregoing, income before tax increased by Rp.3,602.1 billion, or 16.4%, from Rp.21,993.6 billion in 2006 to Rp.25,595.7 billion in 2007. Pre-tax margin increased slightly from 42.9% in 2006 to 43.1% in 2007.
Income Tax Expenses
Income tax expenses increased by Rp.887.9 billion, or 12.6%, from Rp.7,039.9 billion in 2006 to Rp.7,927.8 billion in 2007, in line with the increase in income before tax in 2007.
Minority Interest in Net Income of Subsidiaries
Minority interest in net income of subsidiaries increased by Rp.862.7 billion, or 21.9%, from Rp.3,948.1 billion in 2006 to Rp.4,810.8 billion in 2007, primarily due to improved financial performance by Telkomsel (in which SingTel Mobile holds 35%).
Net Income
As a result of the foregoing, net income increased by Rp.1,851.4 billion, or 16.8%, from Rp.11,005.6 billion in 2006 to Rp.12,857.0 billion in 2007. Our net income margin increased from 21.5% in 2006 to 21.6% in 2007.
Equity
Total stockholders’ equity increased by Rp.5,679.9 billion, or 20.2%, from Rp.28,068.7 billion in 2006 to Rp.33,748.6 billion in 2007. The increase in total stockholders’ equity was primarily the result of an increase in net income of Rp.1,851.4 billion in 2007, partially offset by increased cash dividends of Rp.676.3 billion. During 2007, we repurchased 244,740,500 Series B Shares of issued and outstanding Series B shares, representing 1.21% of issued and outstanding Series B Shares, for a total amount repurchased of Rp.2,176.6 billion (including broker and custodian fees). This contributed to a decrease in equity by Rp.1,224.4 billion.
Retained Earnings
Appropriated and unappropriated retained earnings increased by Rp.6,809.6 billion, from Rp.22,105.4 billion as of December 31, 2006 to Rp.28,915.0 billion as of December 31, 2007, due to net income of Rp.12,857.0 billion in 2007, partially offset by declaration of cash dividends of Rp.6,047,5 billion.
Year ended December 31, 2006 compared to year ended December 31, 2005
Operating Revenues
Total operating revenues increased by Rp.9,486.8 billion, or 22.7%, from Rp.41,807.2 billion in 2005 to Rp.51,294.0 billion in 2006, primarily due to an increase in revenues from cellular, interconnection and data and internet.
Fixed Line Telephone Revenues
Fixed line revenues increased by Rp.197.7 billion, or 1.8%, from Rp.10,781.3 billion in 2005 to Rp.10,979.0 billion in 2006. The increase in fixed line revenues was primarily due to an increase in fixed wireless revenues, partially offset by a slight decrease in fixed wireline revenues. Fixed wireless revenues increased by Rp.548.5 billion, or 107.6%, from Rp.509.9 billion in 2005 to Rp.1,058,4 billion in 2006. Fixed wireline revenues decreased by Rp.350.8 billion, or 3.4%, from Rp.10,271.4 billion in 2005 to Rp.9,920.6 billion in 2006.
The increase in fixed wireless revenues was primarily attributable to 55.6% growth in wireless pulse production from 3.6 billion minutes in 2005 to 5.6 billion minutes in 2006. Such increase was partially offset by a slight decrease in fixed wireline revenues which was primarily due to a

7.3% decrease in local and domestic long-distance revenues from Rp.6,920.2 billion in 2005 to Rp.6,413.8 billion in 2006.
Cellular Telephone Revenues
Cellular telephone revenues increased by Rp.6,051.7 billion, or 41.5%, from Rp.14,570.9 billion in 2005 to Rp.20,622.6 billion in 2006. The increase in cellular telephone revenues was primarily due to an increase in air time charges, partially offset by a decrease in monthly subscription charges. Air time charges increased by Rp.5,591.0 billion, or 40.9%, from Rp.13,666.3 billion in 2005 to Rp.19,257.3 billion in 2006. Connection fee charges increased by Rp.45.1 billion, or 70.4%, from Rp.64.1 billion in 2005 to Rp.109.2 billion in 2006 due to the growth in net-additional kartuHALO cellular subscribers. Features charges increased by Rp.501.7 billion, or 109.8%, from Rp.457.0 billion in 2005 to Rp.958.7 billion in 2006, due to an increase in sales from new features services, including ring back tone, message boards and mobile fax services. Monthly subscription charges decreased by Rp.86.1 billion, or 22.4%, from Rp.383.5 billion in 2005 to Rp.297.5 billion in 2006, primarily due to the special exemption from subscription charges for Telkomsel subscribers to match similar programs offered by its competitors. The increase in cellular telephone revenues was primarily attributable to 47% growth in Telkomsel‘s total cellular subscribers from 24.3 million subscribers in 2005 to 35.6 million subscribers in 2006. This increase was caused by 41% growth in net-additional subscribers from 8.0 million subscribers in 2005 to 11.3 million subscribers in 2006. Postpaid subscribers grew by 13.0% to 1.7 million subscribers and prepaid subscribers grew by 48.8% to 33.9 million subscribers, in each case as of December 31, 2006.
As a result of the higher rate of growth in the number of prepaid subscribers, the proportion of prepaid subscribers to total subscribers increased from 93.9% in 2005 to 95.3% in 2006. As a result of the change in the subscriber mix, with the increased number of prepaid subscribers as a percentage of total subscribers, blended monthly ARPU decreased from approximately Rp.87,000 in 2005 to approximately Rp.84,000 in 2006. The SMS /non-voice ARPU for postpaid subscribers remained stable at Rp.47,000 in both 2005 and 2006.
Interconnection Revenues
Net interconnection revenues increased by Rp.939.4 billion, or 12.1%, from Rp.7,742.1 billion in 2005 to Rp.8,681.5 billion in 2006. Net interconnection revenues comprised net interconnection revenues from our fixed line network and net interconnection revenues from Telkomsel’s mobile cellular network. Interconnection revenues included incoming international long-distance revenues from our IDD service (TIC-007), net of interconnection charges for outgoing international long-distance calls.
Our net interconnection revenues accounted for 16.9% of our consolidated operating revenues for the year ended December 31, 2006, compared to 18.5% for the year ended December 31, 2005.
KSO Revenues (Joint Operation Scheme Revenues)
KSO revenues decreased by Rp.99.2 billion, or 16.9%, from Rp.588.7 billion in 2005 to Rp.489.4 billion in 2006, as result of the consolidation of KSO VII on October 19, 2006. MTR decreased by Rp.61.1 billion, or 22.7%, from Rp.268.6 billion in 2005 to Rp.207.5 billion in

2006. DKSOR decreased by Rp.43.9 billion, or 13.8%, from Rp.318.6 billion in 2005 to Rp.274.6 billion in 2006. Amortization of unearned initial payments increased by Rp.5.8 billion, or 386.7%, from Rp.1.5 billion in 2005 to Rp.7.3 billion in 2006.
Data and Internet Revenues
Data and Internet revenues increased by Rp.2,130.9 billion, or 30.7%, from Rp.6,934.3 billion in 2005 to Rp.9,065.2 billion in 2006, primarily due to significant increases in SMS revenues, internet connectivity revenues, data communication revenues and e-business service. SMS revenues increased by Rp.1,421.3 billion, or 26.8%, from Rp.5.309.2 billion in 2005 to Rp.6,730.5 billion in 2006, mainly due to significant growth in SMS traffic from Telkomsel subscribers. Internet connectivity revenues increased by Rp.196.1 billion, or 27.6%, from Rp.711.4 billion in 2005 to Rp.907.5 billion in 2006, due to an increase in marketing efforts to boost sales of data and internet services, increase in usage of the dial-up internet from TELKOMNet Instant and increase in Speedy subscribers in 2006. Data communication revenues increased by Rp.511.9 billion, or 83.9%, from Rp.610.4 billion in 2005 to Rp.1,122.3 billion in 2006, due to an increase in new subscribers of data network services, particularly frame relay and IP VPN, primarily used for the internal data networks of commercial banks. E-business service revenues increased by Rp.16.3 billion, or 153.8%, from Rp.10.6 billion in 2005 to Rp.26.9 billion in 2006, primarily due to the increase in e-payment transactions. VoIP revenues decreased by Rp.14.7 billion, or 5.0%, from Rp.292.7 billion in 2005 to Rp.278.0 billion in 2006, due to the decrease in traffic of outgoing international VoIP calls, slightly offset by an increase in total incoming (international termination) VoIP traffic.
Network Revenues
Network revenues increased by Rp.132.1 billion, or 22.5%, from Rp.586.6 billion in 2005 to Rp.718.7 billion in 2006. Satellite transponder revenues increased by Rp.54.6 billion, or 22.8%, from Rp.239.5 billion in 2005 to Rp.294.1 billion in 2006, primarily due to an increase in satellite transponder usage.
Leased lines revenues increased by Rp.77.5 billion, or 22.3%, from Rp.347.1 billion in 2005 to Rp.424.6 billion in 2006, as a result of an increase in the number of telecommunications operators that use our network.
Revenues under Revenue-Sharing Arrangements
Revenues under revenue-sharing arrangements increased by Rp.113.2 billion, or 37.4%, from Rp.302.3 billion in 2005 to Rp.415.5 billion in 2006, due to additional Revenue Sharing Agreements (“RSA”) following the consolidation of KSO VII. Amortization of unearned income under revenue-sharing arrangements increased by Rp.15.3 billion, or 11.2%, from Rp.136.7 billion in 2005 to Rp.152.0 billion in 2006. Net share in revenues earned under revenue-sharing arrangements increased by Rp.97.9 billion, or 59.1%, from Rp.165.6 billion in 2005 to Rp.263.5 billion in 2006. The total number of revenue-sharing arrangements was 90 contracts with 63 partners and 90 contracts with 67 partners as of December 31, 2005 and December 31, 2006, respectively.
Other Telecommunications Services Revenues
Other telecommunications services revenues increased by Rp.21.1 billion, or 7.0%, from Rp.301.0 billion in 2005 to Rp.322.1 billion in 2006, primarily due to an increase in directory assistance revenues, as partially offset by a decrease in operator service assistance revenues.
Operating Expenses
Total operating expenses increased by Rp.5,064.4 billion, or 20.6%, from Rp.24,636.4 billion in 2005 to Rp.29,700.8 billion in 2006, attributable to substantial increases in personnel expenses, depreciation expenses, and operations, maintenance and telecommunications services expenses.

Personnel Expenses
Personnel expenses increased by Rp.1,950.8 billion, or 29.7%, from Rp.6,563.0 billion in 2005 to Rp.8,513.8 billion in 2006, mainly due to an increase in early retirement expenses due to the implementation of our early retirement program in December 2006, increase in vacation pay, incentives and other benefits expenses, salaries and related benefits expense as a result of improved financial performance in 2006, management premium, and the consolidation of personnel expenses related to KSO VII employees following the acquisition of KSO VII on October 19, 2006. These led to increases in recurring employee expenses, as follows:
•	early retirement expenses increased by Rp.974.8 billion, or 200.4%, from Rp.486.4 billion in 2005 to Rp.1,461.2 billion in 2006, due to an increase in the number of employees taking early retirement from 1,017 in 2005 to 1,873 in 2006;

•	vacation pay, incentives and other benefits expenses increased by Rp.593.5 billion, or 36.7%, from Rp.1,615.6 billion in 2005 to Rp.2,209.1 billion in 2006;

•	salaries and related benefits increased by Rp.234.7 billion, or 10.8%, from Rp.2,165.9 billion in 2005 to Rp.2,400.6 billion in 2006, primarily due to increased base salaries; and

•	post retirement benefit costs increased by Rp.116.1 billion, or 23.8%, from Rp.488.6 billion in 2005 to Rp.604.7 billion in 2006.
In addition, long service awards increased by Rp.5.0 billion, or 3.7%, from Rp.134.7 billion in 2005 to Rp.139.7 billion in 2006. Pension costs decreased by Rp.93.9 billion, or 17.6%, from Rp.532.3 billion in 2005 to Rp.438.4 billion in 2006.
Other components of personnel expenses did not contribute significantly to operating expenses in 2006.
Depreciation Expense
Depreciation expense increased by Rp.1,607.6 billion, or 21.2%, from Rp.7,570.7 billion in 2005 to Rp.9,178.3 billion in 2006, primarily due to Telkomsel’s BTS deployment of 6,162 units in 2006, increase in the capacity of transmitting and receiving stations and switching and intelligence network equipment, and increase in our capital expenditures for network infrastructure (transmission network, backbone and access network).
Operations, Maintenance and Telecommunications Services Expenses
Operations, maintenance and telecommunications services expenses increased by Rp.1,579.4 billion, or 26.7%, from Rp.5,916.3 billion in 2005 to Rp.7,495.7 billion in 2006, attributable mainly to the following:
•	an increase in operations and maintenance expenses by Rp.1,134.0 billion to Rp.4,209.1 billion, an increase of 36.9%, due to the growth in Telkomsel’s overall capacity to support the increase in its subscribers from 24.3 million subscribers as of 2005 to 35.6 million subscribers as of 2006. The number of Telkomsel’s BTSs grew by 62.3% from 9,895 units in 2005 to 16,057 units in 2006. Telkomsel also increased the capacity of its transmitting and receiving stations and switching and Intelligent Network equipment;

•	total concession fees and USO charges increased by Rp.172.6 billion to Rp.881.8 billion in 2006, or an increase of 24.3%, primarily due to an increase of 24.7%, or Rp.75.9 billion, in USO contribution by Telkomsel and us to the Government, from Rp.307.7 billion in 2005 to Rp.383.8 billion in 2006;

•	radio frequency usage expenses increased by Rp.174.4 billion to Rp.722.6 billion, or an increase of 31.8%, due to an increase in BTS of Telkomsel and us and additional annual BHP fee for 3G license. The number of TELKOM’s BTSs grew by 5.7% from 1,448 units in 2005 to 1,531 units in 2006, while Telkomsel’s BTSs grew by 62.3% from 9,895 units in 2005 to 16,057 units in 2006; and

•	leased lines expenses increased by Rp.112.2 billion to Rp.236.4 billion, or increase of 90.3%, due to increase of our expansion of its data network capacity.
Other components of operations, maintenance and telecommunications services expenses did not contribute significantly to operating expenses in 2006.
General and Administrative Expenses
General and administrative expenses increased by Rp.507.5 billion, or 18.4%, from Rp.2,764.0 billion in 2005 to Rp.3,271.5 billion in 2006, due to:
•	collection expenses increased by Rp.163.4 billion to Rp.542.5 billion, or an increase of 43.1%, generally in line with the growth in our fixed line subscriber base and Telkomsel’s mobile cellular subscriber base, which resulted in higher collection charges paid to third party collection agents;

•	security and screening expenses increased by Rp.33.0 billion, or 20.1%, primarily due to an increase in the salary of security guards by Rp.27.8 billion;

•	training, education and recruitment expenses increased by Rp.46.4 billion to Rp.224.3 billion, or 26.1%, in 2006, following the increase in the number of our employee training programs;

•	general and social contributions expenses increased by Rp.97.5 billion, or 47.7%, to Rp.301.8 billion in 2006, primarily due to an increase in social contribution fund and community development expenses by Rp.48.9 billion to Rp.159.7 billion in 2006;

•	travel expenses increased by Rp.58.0 billion, or 33.8%, primarily due to an increase in local travel cost by Rp.48.5 billion;

•	professional fees increased by Rp.90.0 billion, or 68.7%, primarily due to an increase in management consultancy expenses by Rp.87.7 billion; and

•	amortization of intangible assets increased by Rp.26.2 billion, or 2.9%, due to higher amortization of rights to operate the KSO operations as a result of the KSO VII acquisition and up-front fees for the 3G license.
This increase was partially offset by:
•	a decrease in the provision for doubtful accounts and inventory obsolescence of Rp.30.8 billion, or 6.3% to Rp.458.2.0 billion in 2006, resulting from the implementation of bad debt reduction programs in 2006.
Other components of general and administrative expenses did not contribute significantly to operating expenses in 2006.
Marketing Expenses
Marketing expenses increased by Rp.115.3 billion, or 10.2%, from Rp.1,126.2 billion in 2005 to Rp.1,241.5 billion in 2006, primarily due to an increase in Telkomsel’s marketing expenses, which increased by Rp.206.7 billion, or 41.9%, primarily due to an increases in advertising and promotion expenses.
This increase was partially offset by a decrease TELKOM (parent company) in marketing expenses by Rp.128.3 billion, or 24.5%, primarily due to a decrease in advertising and promotion expenses.
Operating Income and Operating Margin
As a result of the foregoing, operating income increased by Rp.4,422.4 billion, or 25.8%, from Rp.17,170.8 billion in 2005 to Rp.21,593.2 billion in 2006. Our operating margin slightly increased from 41.1% in 2005 to 42.1% in 2006.
Other Income (Expenses)
Other income increased by Rp.1,329.7 billion, or 143.1%, from other expenses of Rp.929.3 billion in 2005 to other income of Rp.400.4 billion in 2006, primarily due to the following:

•	gain on foreign exchange (net) increased by Rp.1,353.1 billion, or 261.8%, from a net loss on foreign exchange of Rp.516.8 billion in 2005 to a net gain on foreign exchange of Rp.836.3 billion in 2006, primarily due to the relatively modest appreciation of the Rupiah, which resulted in translation gains on our US Dollar borrowings;

•	interest expense increased by Rp.109.1 billion, or 9.3%, from Rp.1,177.3 billion in 2005 to Rp.1,286.4 billion in 2006, reflecting primarily increases in short-term bank loans and medium term loan of Telkomsel;

•	interest income increased by Rp.310.3 billion, or 90.0%, from Rp.344.7 billion in 2005 to Rp.655.0 billion in 2006, primarily due to a slight increase in the average balance of time deposits. See Note 5 to our consolidated financial statements; and

•	other income (net) decreased by Rp.207.2 billion, or 50.6%, from Rp.409.2 billion in 2005 to Rp.202.0 billion in 2006, primarily resulting from an increase in losses on sales of fixed assets and decrease in vendor’s penalty income, offset by an increase in penalty income on overdue services and income from the service charge of building management.
Other components did not contribute significantly to other income (expenses) in 2006.
Income Before Tax and Pre-Tax Margin
As a result of the foregoing, income before tax increased by Rp.5,752.2 billion, or 35.4%, from Rp.16,241.4 billion in 2005 to Rp.21,993.6 billion in 2006. Pre-tax margin increased from 38.8% in 2005 to 42.9% in 2006.
Income Tax Expenses
Income tax expenses increased by Rp.1,856.0 billion, or 35.8%, from Rp.5,183.9 billion in 2005 to Rp.7,039.9 billion in 2006, in line with an increase in income before tax by Rp.5,752.2 billion, or 35.4%, from Rp.16,241.4 billion in 2005 to Rp.21,993.6 billion in 2006.
Minority Interest in Net Income of Subsidiaries
Minority interest in the net income of subsidiaries increased by Rp.884.1 billion, or 28.9%, from Rp.3,064.0 billion in 2005 to Rp.3,948.1 billion in 2006, primarily due to improved financial performance by Telkomsel.
Net Income
As a result of the foregoing, net income increased by Rp.3,012.0 billion, or 37.7%, from Rp.7,993.6 billion in 2005 to Rp.11,005.6 billion in 2006. Our net income margin increased from 19.1% in 2005 to 21.5% in 2006.
Equity
Total stockholders’ equity increased by Rp.4,776.3 billion, or 20.5%, from Rp.23,292.4 billion in 2005 to Rp.28,068.7 billion in 2006, primarily due to net income of Rp.11,005.6 billion in 2006, as offset by cash dividends of Rp.5,371.1 billion. During 2006, we repurchased 118,376,500 Series B Shares, representing 0.59% of issued and outstanding Series B Shares, for a total repurchased amount of Rp.952.2 billion (including the broker and custodian fees). This contributed to the decrease in equity by Rp.952.2 billion.
Retained Earnings
Appropriated and unappropriated retained earnings increased by Rp.5,634.4 billion, from Rp.16,471.0 billion as of December 31, 2005 to Rp.22,105.4 billion as of December 31, 2006, due to net income of Rp.11,005.6 billion in 2006, as partially offset by the declaration of cash dividends of Rp.5,371.1 billion.

TELKOM’s Results of Operations by Segment
We have three main business segments: fixed wireline, fixed wireless and cellular. Operating segments that do not individually represent more than 10% of our revenues are presented as “Others” and comprise telephone directories and building management business. See Note 46 to our consolidated financial statements.

		Years Ended December 31,
	2005	2006	2007	2007
	Rp.(billion)	Rp.(billion)	Rp.(billion)	US$(million)
Fixed Wireline
Segment results
External operating revenues	19,637.4	20,137.8	20,246.2	2,155.2
Inter-segment operating revenues	305.4	514.6	942.2	100.3

Total segment revenues	19,942.8	20,652.4	21,188.4	2,255.5

Segment expenses	(14,378.8)	(16,257.5)	(16,253.8)	(1,730.2)

Segment results	5,564.0	4,394.9	4,934.6	525.3

Depreciation and amortization	(4,006.2)	(4,290.9)	(3,468.4)	369.2
Amortization of goodwill and other intangible assets	(896.9)	(932.7)	(1,002.8)	(106.7)
Other non-cash expenses	(292.4)	(325.1)	(397.3)	(42.3)
Fixed Wireless
Segment results
External operating revenues	1,449.7	2,806.2	3,221.2	342.9
Inter-segment operating revenues	(167.9)	(253.4)	(74.8)	(8.0)

Total segment revenues	1,281.8	2,552.8	3,146.4	334.9

Segment expenses	(2,174.7)	(1,815.8)	(1,628.3)	(173.3)

Segment results	(892.9)	737.0	1,518.1	161.6

Depreciation and amortization	(537.3)	(452.8)	(343.3)	(36.5)
Write-down of assets and loss on procurement commitments	(696.1)	—	—	—
Other non-cash expenses	(21.6)	—	—	—
Cellular
Segment results
External operating revenues	20,384.9	28,205.0	35,574.6	3,787.0
Inter-segment operating revenues	691.2	863.3	1,042.4	111.0

Total segment revenues	21,076.1	29,068.3	36,617.0	3,897.9

Segment expenses	(8,775.0)	(12,839.5)	(16,796.4)	(1,788.0)

Segment results	12,301.1	16,228.8	19,820.6	2,109.9

Depreciation and amortization	(3,046.6)	(4,427.8)	(5,725.3)	(609.5)

Amortization of goodwill and other intangible assets	—	(11.7)	(46.7)	(5.0)
Other non-cash expenses	(171.2)	(127.5)	(101.7)	(10.8)
Other
Segment results
External operating revenues	335.2	144.9	398.0	42.4
Inter-segment operating revenues	70.5	333.9	264.8	28.2

Total segment revenues	405.7	478.8	662.8	70.6

Segment expenses	(328.2)	(384.3)	(610.4)	(65.0)

Segment results	77.5	94.5	52.4	5.6

Depreciation and amortization	(23.3)	(34.5)	(51.0)	(5.4)
Amortization of goodwill and other intangible assets	(21.3)	—	—	—
Other non-cash expenses	(4.8)	(5.7)	(1.8)	(0.2)

Segments Results
Year ended December 31, 2007 compared to year ended December 31, 2006
Fixed Wireline Segment
Our fixed wireline segment revenues increased by Rp.536.0 billion, or 2.6%, from Rp.20,652.4 billion in 2006 to Rp.21,188.4 billion in 2007. The increase in fixed wireline segment revenues was primarily due to increase in data and internet revenues by Rp.598.6 billion primarily due to an increase in internet connection revenues from TELKOMNet Instan and broadband access. The increase also contributed to an increase in interconnection revenues by Rp.79.9 billion. The increase in fixed wireline segment was partially offset by a decrease in fixed wireline’s voice revenues by Rp.461.4 billion primarily due to a decrease in call volumes, and a decrease in joint operation scheme revenues by Rp.489.4 billion arising from the acquisition of KSO VII.
Our fixed wireline segment’s expenses decreased by Rp.3.7 billion, or 0.0%, from Rp.16,257.5 billion in 2006 to Rp.16,253.8 billion in 2007, primarily due to a decrease in depreciation expense by Rp.840.9 billion, or 19.7% from Rp.4,266.4 billion in 2006 to Rp.3,425.5 billion in 2007 and also a decrease in personnel expenses by Rp.315.8 billion, or 4.6%, from Rp.6,840.7 billion in 2006 to Rp.6,524.9 billion in 2007. The decrease in personnel expenses was a result of no early retirement expense being charged in 2007.
Fixed Wireless Segment
Our fixed wireless segment’s revenues increased by Rp.593.7 billion, or 23.3%, from Rp.2,552.8 billion in 2006 to Rp.3,146.5 billion in 2007, due to an increase in fixed wireless’s voice revenues by Rp.196.2 billion in line with a 52.4% growth in the number of subscribers for fixed wireless, from 4,175,853 lines in service for the year ended December 31, 2006 to 6,362,844 lines in service for the year ended December 31, 2007. This increase was also contributed to the increase of Rp.268.8 billion, or 28.1% in fixed wireless’s interconnection revenues and the increase of Rp.128.6 billion, or 34.1% in data and internet revenues.
Our fixed wireless segment’s expenses decreased by Rp.187.5 billion, or 10.3%, from Rp.1,815.8 billion in 2006 to Rp.1,628.3 billion in 2007, primarily due to a decrease in depreciation expense and personnel expense of Rp.109.4 billion and Rp.156.9 billion from 2006 to 2007, as offset by an increase in marketing expense of Rp.108.4 billion from 2006 to 2007.
Cellular Segment
Our cellular segment’s revenues increased by Rp.7,548.7 billion, or 26.0%, from Rp.29,068.3 billion in 2006 to Rp.36,617.0 billion in 2007, primarily due to increase in cellular voice revenues by Rp.2,015.4 billion, and cellular SMS revenues by Rp.5,758.6 billion in line with the 34.5% growth in Telkomsel’s total cellular subscribers from 35.6 million subscribers as of December 31, 2006 to 47.9 million subscribers as of 2007.
Our cellular segment’s expenses increased by Rp.3,956.9 billion, or 30.8%, from Rp.12,839.5 billion in 2006 to Rp.16,796.4 billion in 2007, primarily due to the increase in operations, maintenance and telecommunication services expenses and depreciation expenses by Rp.2,114.9 billion and Rp.1,297.6 billion, respectively, in line with the growth in Telkomsel’s overall subscriber base from 35.6 million subscribers as of December 31, 2006 to 47.9 million subscribers as of December 31, 2007, and the number of Telkomsel’s BTSs from 16,057 units as of December 31, 2006 to 20,858 units as of December 31, 2007.
Other Segments
Our other segment’s revenues increased by Rp.184.0 billion, or 38.4%, from Rp.478.8 billion in 2006 to Rp.662.8 billion in 2007, due to an increase in Infomedia’s call center services revenue by Rp.145.9 billion.
Our other segment’s expenses increased by Rp.226.1 billion, or 58.8%, from Rp.384.3 billion in 2006 to Rp.610.4 billion in 2007, primarily due to an increase in personnel expenses by Rp.234.7 billion.

Year ended December 31, 2006 compared to year ended December 31, 2005
Fixed Wireline Segment
Our fixed wireline segment revenues increased by Rp.709.6 billion, or 3.6%, from Rp.19,942.8 billion in 2005 to Rp.20,652.4 billion in 2006. This increase was in line with a 0.3% growth in the number of subscribers for fixed wireline, from 8,686,131 lines in service as of December 31, 2005 to 8,709,211 lines in service as of December 31, 2006. The increase in fixed wireline segment revenues was primarily due to an increase in data and internet revenues by Rp.364.8 billion, primarily due to an increase in internet connection revenues from TELKOMNet Instant and broadband access. This increase also contributed to the increase in network revenues by Rp.132.1 billion. This was partially offset by a decrease in fixed wireline’s voice revenues by Rp.382.0 billion, primarily due to a decrease in call volumes.
Our fixed wireline segment’s expenses increased by Rp.1,878.7 billion, or 13.1%, from Rp.14,378.8 billion in 2005 to Rp.16,257.5 billion in 2006, primarily due to an increase in personnel expenses by Rp.1,192.0 billion, or 21.1%, from Rp.5,648.6 billion in 2005 to Rp.6,840.7 billion in 2006. The increase in personnel expenses was caused by an increase in early retirement expenses and salaries and related benefits, vacation pay, incentives and other benefits. The increase in fixed wireline segment expense was also a result of an increase of Rp.144.5 billion in general and administrative expenses.
Fixed Wireless Segment
Our fixed wireless segment’s revenues increased by Rp.1,271.0 billion, or 99.2%, from Rp.1,281.8 billion in 2005 to Rp.2,552.8 billion in 2006, due to an increase in fixed wireless’s voice revenues by Rp.590.9 billion, in line with 2.8% growth in the number of subscribers for fixed wireless, from 4,061,867 lines in service as of December 31, 2005 to 4,175,853 lines in service as of December 31, 2006. This increase also contributed to the increase of Rp.521.7 billion in fixed wireless’s interconnection revenues.
Our fixed wireless segment’s expenses decreased by Rp.358.9 billion, or 16.5%, from Rp.2,174.7 billion in 2005 to Rp.1,815.8 billion in 2006, primarily due to a decrease in operations, maintenance and telecommunication services expenses of Rp.642.8 billion.
Cellular Segment
Our cellular segment’s revenues increased by Rp.7,992.2 billion, or 37.9%, from Rp.21,076.1 billion in 2005 to Rp.29,068.3 billion in 2006, primarily due to an increase in cellular voice revenues by Rp.6,051.7 billion, cellular SMS revenues by Rp.1,267.0 billion, and cellular data communication revenues by Rp.340.6 billion in line with the 46.7% growth in Telkomsel’s total cellular subscribers from 24,269,353 subscribers as of December 31, 2005 to 35,597,171 subscribers as of December 31, 2006. The increase in cellular segment’s revenues was also a result of an increase of Rp.333.0 billion in cellular interconnection revenues.
Our cellular segment’s expenses increased by Rp.4,064.5 billion, or 46.3%, from Rp.8,775.0 billion in 2005 to Rp.12,839.5 billion in 2006, primarily due to an increase in operations, maintenance and telecommunication services expenses and depreciation expense by Rp.1,676.2 billion and Rp.1,381.1 billion, respectively, in line with the growth in Telkomsel’s overall subscribers base from 24.3 million subscribers as of December 31, 2005 to 35.6 million subscribers as of December 31, 2006 as well as the number of Telkomsel’s BTSs from 9,895 units as of December 31, 2005 to 16,057 units as of December 31, 2006.
Other Segments
Our other segment’s revenues increased by Rp.73.1 billion, or 18.0%, from Rp.405.7 billion in 2005 to Rp.478.8 billion in 2006, due to an increase in Infomedia’s call center services revenue by Rp.49.1 billion.

Our other segment’s expenses increased by Rp.56.1 billion, or 17.1%, from Rp.328.2 billion in 2005 to Rp.384.3 billion in 2006, primarily due to an increase in the consulting costs of Infomedia.
Summary of Significant Differences Between Indonesian GAAP and U.S. GAAP
See Note 56 to the consolidated financial statements.
B. Liquidity and Capital Resources
We expect to have substantial liquidity and capital resources in the short and long-term period as we continue to develop and expand our existing businesses, including entering into new businesses. We expect that these expenditures will be important factors in preparing to face tight competition as the Indonesian telecommunications market has been deregulated and to maintain our current position as the leading Indonesian telecommunications and full-service network provider.
We expect our principal liquidity and capital resources requirements, aside from our requirements for working capital and to make payments of dividends and taxes, will at least consist of the following:
•	capital expenditures for existing and new network and backbone infrastructures, including a backbone transmission network on Ring Jasuka (Java, Sumatra and Kalimantan), Submarine Cable JDM (Jember-Denpasar-Mataram), the expansion of our fixed wireless access networks, the expansion of Submarine Cable SUB (Surabaya-Ujung Pandang-Banjarmasin), an additional ground satellite segment in Jakarta, fiber optic transmission network Medan-Padang, softswitch development, the installation and upgrading of fixed lines and increased capacity in our mobile cellular service conducted through Telkomsel;

•	debt service requirements relating to existing indebtedness, including two-step loans, our short-term loans with Bank Central Asia, Bank Niaga, Bank Negara Indonesia and Bank Mandiri and our medium-term notes of Rp.465 billion, IDR bonds of Rp.1 trillion, our loan facility from Bank Central Asia in relation to the construction of the Sumatra backbone network, our loan from a consortium of banks for the Regional Division V junction project, our loans from Citibank N.A. through our Hermes Export facility, the High Performance Backbone facility and the EKN-Backed facility, and a loan from the Export and Import Bank of Korea in connection with the CDMA project, and medium term loans with Bank Mandiri, Bank Central Asia, Citibank, Bank Negara Indonesia and Bank Rakyat Indonesia;

•	installment payments of the purchase price for shares of Aria West which are expected to be fully paid by January 31, 2009;

•	payments of contributions to our defined benefit pension plan and post-retirement health care plan;

•	fixed monthly payments to MGTI pursuant to the amended and restated agreement for KSO IV, commencing February 2004 and terminating in 2010; and

•	fixed monthly payments to PT Bukaka Singtel International (BSI) pursuant to the amended and restated agreement for KSO VII, commencing October 2006 and terminating in 2010.
Liquidity and capital resources will also be required for us to change our current DLD access code as a result of the end of our exclusive right to provide DLD services, with possible expenditures for the creation of a new routing database and the costs for customer education and marketing. We will be required to fully implement the changes in our DLD access code by April 1, 2010.
In addition, liquidity and capital resources will be required for the share repurchase plan.

The primary sources of financing available to us consist of: (i) cash flow from our operating activities; (ii) financing from bonds issuance; (iii) financing from banks or export credit agencies (including financing procured by our vendors); and (iv) deferred vendor payment arrangements.
We believe that these sources of financing will be sufficient to fund our planned capital expenditures, our anticipated working capital needs and likely contractual obligations and commitments in the short and long term. Nonetheless, if global or Indonesian economic conditions worsen, competition or product substitution accelerates beyond current expectations or the value of the Rupiah depreciates significantly against the US Dollar, our net cash flow from our operating activities may decrease and the amount of the required capital expenditures in Rupiah terms may increase, any of which may negatively impact our liquidity.
We manage the liquidity for all of our businesses, including KSO units controlled by us, on a total group basis. However, Telkomsel manages its own liquidity and accesses capital resources, independently of us. With regard to Telkomsel, its management expects to continue focusing on enhancing and expanding Telkomsel’s network capacity and infrastructure. It is expected that these expenditures will allow Telkomsel to maintain its position as the leading provider of mobile cellular services in Indonesia in an increasingly competitive market for such services. In recent years, Telkomsel’s primary source of financing has been cash flow from operating activities and bank loans. Telkomsel’s management believes that Telkomsel will continue to generate sufficient cash flow from its operating activities to fund planned capital expenditures in the short and long term and should it require additional financing, it will use external financing sources such as bank facilities or debt market instruments such as bonds or MTNs (medium-term notes).
   Defaults and Waivers of Defaults under TELKOM Debt Facilities
In 2005 and 2006, we were in breach of certain covenants in the debt facilities from Bank Central Asia (for High Performance Backbone) and the indenture in connection with our IDR bonds of Rp.1 trillion, while for debt facilities from Citibank (for High Performance Backbone), we were in breach only in 2005. Based on the covenants, we are not permitted to make any loans to or for the benefit of any person which, in the aggregate, exceeds a certain amount. We have obtained written waivers from Citibank International plc, acting as agent for lenders under the relevant facility agreements, Bank Central Asia and PT Bank Rakyat Indonesia Tbk., acting as trustee of the IDR bonds.
Net Cash Flows
The following table sets out information concerning our consolidated cash flows, as set out in (and prepared on the same basis as) our consolidated financial statements:

	Years Ended December 31,
	2005	2006	2007	2007
	Rp.(billion)	Rp.(billion)	Rp.(billion)	US$(million)
Net cash flows:
provided by operating activities	21,102.7	26,695.2	27,727.3	2,951.6
used in investing activities	(12,212.7)	(16,461.1)	(15,138.9)	(1,611.5)
used in financing activities	(8,339.4)	(7,382.8)	(10,957.0)	(1,166.4)
Change in cash and cash equivalents	550.6	2,851.3	1,631.4	173.7
Effect of foreign exchange changes on cash and cash equivalents	(32.0)	89.9	193.6	20.6
Cash and cash equivalents, beginning of year	4,856.1	5,374.7	8,315.8	885.2
Cash and cash equivalents, end of year	5,374.7	8,315.8	10,140.7	1,079.5
   Net Cash Flows from Operating Activities
Our primary source of liquidity in recent years was cash flows from our operating activities. Net cash flows from our operating activities totaled Rp.21,102.7 billion, Rp.26,695.2 billion and Rp.27,727.3 billion (US$2,951.6 million) in 2005, 2006 and 2007, respectively. The growth in operating cash flows principally resulted from the higher cash receipts from operating revenues as a result of growth in mobile cellular business conducted through Telkomsel, the higher interconnection revenues from mobile cellular operators and IDD operators, as well as from the IDD service business (TIC-007), and the higher data and internet revenues due to increased SMS and broadband internet access network usage.
   Year ended December 31, 2007 compared to year ended December 31, 2006
In 2007 compared to 2006, net cash flows from operating activities increased by Rp.1,032.1 billion, or 3.90%, primarily due to:
•	increase of Rp.1,877.8 billion, or 9.0%, in cash receipts from cellular business, primarily due to a growth in the mobile cellular business of Telkomsel;

•	increase of Rp.965.7 billion, or 11.16%, in cash receipts from interconnection services-net, primarily due to increase in cellular interconnection fees, resulting from increased mobile cellular subscribers base in Indonesia; and

•	increase of Rp.5,908.5 billion, or 66.3%, in cash receipts from data and internet, primarily due to increase in SMS usage by Telkomsel subscribers and the number of Speedy subscribers.
This increase was partially offset by:
•	increase of Rp.7,147.4 billion, or 43.4%, in cash payments for operating expenses, which is in line with the increase in operating expenses (excluding depreciation and amortization);
   Year ended December 31, 2006 compared to year ended December 31, 2005
In 2006 compared to 2005, net cash flows from operating activities increased by Rp.5,592.5 billion, or 26.5%, primarily due to:
•	increase of Rp.6,017.0 billion, or 40.6%, in cash receipts from cellular business, primarily due to a growth in the mobile cellular business of Telkomsel;

•	increase of Rp.1,252.6 billion, or 16.9%, in cash receipts from interconnection services, primarily due to increase in cellular interconnection fees, resulting from an increased mobile cellular subscriber base in Indonesia; and

•	increase of Rp.1,961.7 billion, or 28.2%, in cash receipts from data and internet, primarily due to increases in SMS usage by Telkomsel subscribers and the number of Speedy subscribers.
This increase was partially offset by:
•	increase of Rp.1,510.6 billion, or 10.1%, in cash payments for operating expenses, which is in line with the increase in operating expenses (excluding depreciation and amortization); and

•	increase of Rp.2,236.8 billion, or 45.3%, in cash payments for income tax, which is in line with the increase in net income.
Net Cash Flows from Investing Activities
Net cash flows used in investing activities totaled Rp.12,212.7 billion, Rp.16,461.1 billion and Rp.15,138.9 billion (US$1,611.5 million) in 2005, 2006 and 2007, respectively. The net cash used in investing activities were primarily used for capital expenditures.

Apart from cash on hand and cash in banks, we invest the majority of our excess cash from time to time in time deposits. Since May 14, 2004, we also have been investing a part of our excess cash in Rupiah-based mutual funds and other marketable securities. As of December 31, 2007, no amount of time deposits had a maturity greater than three months, and Rp.159.5 billion (US$17.0 million) of mutual funds and other marketable securities were outstanding.
   Year ended December 31, 2007 compared to year ended December 31, 2006
In 2007 compared to 2006, net cash flows used in investment activities decreased by Rp.1,322.2 billion, or 8.0%, primarily due to:
•	decrease of Rp.843.8 billion, or 5.3%, in cash outflows related to the acquisition of property, plant and equipment, primarily due to the installation of additional transmission stations, earth stations and equipment, cable network and the investment in data processing equipment; and

•	decrease of Rp.436.0 billion, primarily due to the payment of the 3G license up-front fee by Telkomsel.
   Year ended December 31, 2006 compared to year ended December 31, 2005
In 2006 compared to 2005, net cash flows used in investment activities increased by Rp.4,248.4 billion, or 34.8%, primarily due to:
•	increase of Rp.3,793.7 billion, or 31.3%, in the acquisition of property, plant and equipment, primarily due to the installation of additional transmission stations, earth stations and equipment, cable network and the investment in data processing equipment; and

•	increase of Rp.436.0 billion, primarily due to the payment of the 3G license up-front fee by Telkomsel.
   Net Cash Flows from Financing Activities
Net cash flows used in financing activities totaled Rp.8,339.4 billion, Rp.7,382.8 billion and Rp.10,957.0 billion (US$1,166.4 million) in 2005, 2006 and 2007, respectively. Net cash flows from financing activities in these three years comprised primarily of proceeds from borrowing, repayments of outstanding indebtedness and payments of cash dividends. In 2007, cash flows used in financing activities increased by Rp.3,574.2 billion, or 48.4%, primarily due to increase of Rp.2,586.7 billion in the proceeds from long-term borrowings and Rp.110.4 billion in the proceeds from short-term borrowings, as offset by payments of cash dividends of Rp.2,301.8 billion, Rp.1,000.0 billion for redemption of bonds, Rp.272.2 billion for purchase of treasury stock, Rp.1,642.9 billion for repayment of long-term borrowing and Rp.726.2 billion for repayment of short-term borrowings.
   Repayments of Current Indebtedness
As of December 31, 2005, 2006 and 2007, approximately 72.7%, 28.8% and 27.8%, respectively, of our current indebtedness for borrowed money (consisting of current maturities of long-term liabilities and short-term bank loans) were denominated in foreign currencies, principally the US Dollars, such that the Rupiah amount of our cash flows used for the repayment of long-term liabilities was significantly affected by the depreciation of the Rupiah in 2007, compared to the appreciation of the Rupiah in 2006 and depreciation in 2005.
In 2005, 2006 and 2007, we made net repayments of current indebtedness for borrowed money of Rp.4,096.8 billion, Rp.2,542.1 billion and Rp.6,241.5 billion (US$664.4 million), respectively. Cash outflows in 2007 reflected payments for:
•	short-term borrowings of Rp.1,233.3 billion;

•	medium-term notes of Rp.465.0 billion;

•	long-term borrowings of Rp.3,317.4 billion;

•	promissory notes of Rp.199.4 billion and capital lease obligation of Rp.26.4 billion; and

•	redemption of bonds of Rp.1,000.0 billion.
   Escrow Accounts
See Note 15 to our consolidated financial statements.
Working Capital
Net working capital, calculated as the difference between current assets and current liabilities amounted to Rp.(6,614.9) billion as of December 31, 2006 and Rp.(4,696.5) billion (US$(499.9) million) as of December 31, 2007. The decrease in net working capital was principally due to increases in trade accounts payable-third parties, taxes payable, unearned income and current maturities of long-term liabilities. These increases were partially offset by increases in cash and cash equivalents, prepaid expenses, claims for tax refunds, other current assets and decrease in trade receivables.
   Current Assets
Current assets were Rp.13,920.8 billion (US$1,546.8 million) as of December 31, 2006 and Rp.15,978.1 billion (US$1,700.9 million) as of December 31, 2007, reflecting an increase of Rp.2,057.3 billion, or 14.8%. The increase in current assets was primarily due to:
•	increase of Rp.1,825.0 billion, or 21.9%, in cash and cash equivalents from Rp.8,315.8 billion in 2006 to Rp.10,140.8 billion in 2007;

•	increase of Rp.334.1 billion, or 31.1%, in prepaid expenses from Rp.1,073.3 billion in 2006 to Rp.1,407.4 billion in 2007;

•	increase of Rp.61.0 billion, or 17.0%, in claims for tax refunds from Rp.359.6 billion in 2006 to Rp.420.6 billion in 2007;

•	increase of Rp.75.0 billion, or 88.8%, in temporary investment from Rp.84.5 billion in 2006 to Rp.159.5 billion in 2007;

•	increase of Rp.71.9 billion, or 1,057.4%, in restricted time deposit from Rp.6.8 billion in 2006 to Rp.78.7 billion in 2007; and

•	increase of Rp.2.8 billion, or 1.9%, in other receivables from Rp.147.7 billion in 2006 to Rp.150.5 billion in 2007.
These increases were partially offset by:
•	decrease of Rp.355.8 billion, or 9.6%, in trade receivables from Rp.3,717.3 billion in 2006 to Rp.3,361.5 billion in 2007; and

•	decrease of Rp.1.9 billion, or 0.9%, in inventories from Rp.213.3 billion in 2006 to Rp.211.4 billion in 2007.
At December 31, 2005, 2006 and 2007, approximately 17.8%, 19.4% and 19.2% respectively, of our current assets were denominated in foreign currencies, principally US Dollars, Euros and Japanese Yen in 2007, US Dollars and Euros in 2006 and US Dollars in 2005 such that the movements of Rupiah exchange rate against foreign currencies on those years affected our current assets.

   Trade Receivables
See Note 6 to our consolidated financial statements for details.
   Restricted Time Deposits
See Note 9 to our consolidated financial statements for details.
   Current Liabilities
Current liabilities were Rp.20,535.7 billion as of December 31, 2006 and Rp.20,674.6 billion as of December 31, 2007, reflecting an increase of Rp.138.9 billion, or 0.7%, which is mainly due to an increase in Rupiah denominated current liabilities. The increase in current liabilities primarily arose from increases in the following: (a) taxes payable; (b) unearned income; (c) current maturities of long-term liabilities; and (d) trade payable for third parties.
   Current Maturities of Long-term Liabilities
See Note 20a to our consolidated financial statements for details.
   Accrued Expenses
See Note 17 to our consolidated financial statements for details of accrued expenses.
Indebtedness
Consolidated total indebtedness (consisting of long-term liabilities, current maturities of long-term liabilities, short-term bank loans and deferred consideration for business combinations) as of December 31, 2005, 2006 and 2007 were as follows:

	At December 31,
	2005	2006	2007	2007
	Rp.(billion)	Rp.(billion)	Rp.(billion)	US$(million)
Indonesian Rupiah(1)	4,009.0	8,260,0	9,876.4	1,318.0
US Dollar(2),(3)	7,993.9	6,002.8	4,922.9	523.7
Japanese Yen(4)	1,302.6	1,088.6	1,099.6	116.9
Euro(5)	427.7	261.0	100.9	10.7

Total	13,733.2	15,612.4	15,999.8	1,969.3

(1)	For 2005, 2006 and 2007, the amounts also included bond issuance costs for our bonds of Rp.8.15 billion, Rp.2.9 billion and Rp.0.0 billion, respectively.

(2)	The amounts as of December 31, 2005, 2006 and 2007 translated into Rupiah at Rp.9,835, Rp.9,005 and Rp.9,399 = US$1, respectively, being the Reuters sell rates for US Dollars at each of those dates.

(3)	The amounts as of December 31, 2005 included the present values of the future payments to be made for the deferred consideration for business combinations relating to: (a) the acquisition of TII (the interest to be accreted over time amounting to US$5.8 million (Rp.57.3 billion); (b) the purchase of the remaining 9.68% interest in Dayamitra shares (the interest to be accreted over time amounting to US$0.3 million (Rp.2.5 billion)); and (c) the acquisition of KSO IV (the interest to be accreted over time amounting to US$72.9 million (Rp.717.1 billion)).

The amounts as of December 31, 2006 included the present values of the future payments to be made for the deferred consideration for business combinations relating to the acquisitions of TII and KSO IV (the interests to be accreted over time amounting to US$2.9 million (Rp.26.1 billion) and US$48.6 million (Rp.437.7 billion), respectively).

(4)	The amounts as of December 31, 2005, 2006 and 2007, translated into Rupiah at Rp.83.9, Rp.75.7 and Rp.83.0 = Yen 1, respectively, being the Reuters sell rates for Yen at each of those dates.

(5)	The amounts as of December 31, 2005, 2006 and 2007, translated into Rupiah at Rp.11,651.5, Rp.11,853.3 and Rp.13,769.5 = Euro 1, respectively, being the Reuters sell rates for Euro at each of those dates.
Of the total indebtedness as of December 31, 2007, Rp.5,404.5 billion, Rp.4,410.7 billion and Rp.6,184.7 billion were scheduled for repayment in 2008, 2009 and 2010-2025, respectively. Of these amounts, Telkomsel was scheduled to repay Rp.3,465.5 billion in 2008, Rp.2,540.0 billion in 2009 and Rp.1,040.0 billion in 2010. Infomedia was scheduled to repay Rp.35.3 billion, Rp.6.1 billion and Rp.1.6 billion in 2008, 2009, 2010-2012, respectively.

For further information on our Company’s and Telkomsel’s indebtedness, see Notes 19-24 to our consolidated financial statements.
   Acquisition Indebtedness and Option Purchase Price
See Note 4 to our consolidated financial statements for details.
Capital Expenditures
As of December 31, 2007, TELKOM incurred capital expenditures of Rp.3,508.1 billion (US$373.4 million), which was Rp.4,983.3 billion less than the amount originally budgeted for in our capital expenditure plan.
Starting from the process planning of 2008 budgeting plan, we have re-grouped our capital expenditures into the following categories for planning purposes:
•	Optimizing Legacy, which consists of Fixed Wireless, Fixed Wireline, Service Node (includes Local Exchange and Softswitch) and Satellite.

•	New Wave, which consists of Broadband, Data Communications and IT, Application & Content.

•	Infrastructure, which consists of Transmission Backbone, Metro and Regional Metro Junction (RMJ), and IP Backbone.

•	Support, which consists of TELKOM’s Center Units, Supporting facility and Standby/Contingency.
The new groupings reflect the linkages between our capital expenditures with revenues and operational expenses.
In addition, Telkomsel incurred capital expenditures of Rp.13,922.0 billion (US$1,482.0 million) for network infrastructure and other investments and our other subsidiaries incurred capital expenditures of Rp.150.6 billion (US$16.0 million).
The following table sets out our historical and planned capital expenditure requirements for the periods indicated, including historical and planned capital expenditures for Telkomsel, Dayamitra and our other consolidated subsidiaries:

	Years Ended December 31,
	2005(1)	2006(1)	2007(1)	2008(2)	2009(3)
	Rp. (billion)	Rp. (billion)	Rp. (billion)	Rp. (billion)	Rp. (billion)
TELKOM (Parent Company):
Optimizing Legacy:
Fixed Wireless	1,222.5	334.5	855.7	3,975.6	3,402.8
Fixed Wireline	1,009.6	573.7	1,060.2	1,413.6	1,875.7
Satellite	313.6	44.1	38.0	131.7	1,244.0

Subtotal Optimizing Legacy	2,545.7	952.3	1,953.9	5,520.9	6,522.5
New Wave:
Broadband	46.0	37.2	216.1	1,497.7	1,444.3
Data Communication	74.5	119.9	152.9	466.3	552.9
IT, Application & Content	48.5	152.0	246.7	408.9	377.0

Subtotal New Wave	169.0	309.1	615.7	2,372.9	2,374.2
Infrastructure:
Backbone	158.7	595.9	211.4	1,805.6	1,991.8
Metro and RMJ	224.1	148.6	368.4	1,042.9	919.9
IP Backbone	77.3	36.9	176.5	357.3	178.6

Subtotal Infrastructure	460.1	781.4	756.3	3,205.8	3,090.3
Support:
TELKOM’s Center Units	28.9	38.0	59.2	61.4	60.0
Supporting Facility	164.1	122.9	123.0	258.4	260.9
Standby/Contingency	—	—	—	1,388.9	1,000.0

Subtotal Support	193.0	160.9	182.2	1,708.7	1,320.9
Subtotal for TELKOM (Parent Company)	3,367.8	2,203.7	3,508.1	12,808.3	13,307.9

TELKOM’s Subsidiaries:
Telkomsel	10,085.7	14,838.6	12,132.2	16,529.0	17,589.0
Dayamitra	—	—	—	105.6	167.6
Infomedia Nusantara	37.9	89.1	58.7	97.9	69.7
Pramindo Ikat Nusantara	29.4	12.0	13.6	22.9	15.0
Indonusa Telemedia	8.9	—	16.5	26.3	52.0
Graha Sarana Duta	2.4	2.1	28.7	45.1	49.7
Metra	19.3	45.4	22.0	54.2	46.0
Telkom Indonesia International	1.1	47.9	0.3	51.6	60.0
Napsindo	0.5	—	—	—	—

Subtotal for subsidiaries	10,185.2	15,035.1	12,272.0	16,932.6	18,049.0

Total for TELKOM (consolidated)	13,553.0	17,238.8	15,780.1	29,740.9	31,356.9

(1)	Amounts for 2005, 2006 and 2007 were actual capital expenditures based on goods received.

(2)	Amounts for 2008 are planned capital expenditures included in our budget and are subject to upward or downward adjustment.

(3)	Amounts for 2009 are projected capital expenditures for such year, and actual capital expenditures may be significantly different from projected amounts.
Actual future capital expenditures may differ from the amounts indicated above due to various factors, including but not limited to the Indonesian economy, the Rupiah/US Dollar and Rupiah/Euro exchange rates and other applicable foreign exchange rates, the availability of vendor or other financing on terms acceptable to us, technical or other problems in obtaining or installing equipment and whether we enter any new lines of business.
   Planned Investments in 2008
In 2008, we plan to invest in optimizing legacy, new wave, infrastructure, and support.

   Planned Investments in Optimizing Legacy
Our planned capital investments in Optimizing Legacy in 2008 total Rp.5,520.9 billion, which consist of:
•	substantial investment in CDMA wireless access networks, which include MSC, BSC, BTS, BTS Tower, value added services and all supporting facility related to fixed wireless access networks;

•	investment in access infrastructure for fixed line networks which include expansion of copper wire and fiber optic cable for additional capacity, and deployment of Multi Service Access Network (MSAN);

•	investment in service node for fixed line networks which include softswitches # 4 and 5, Local Exchange (ISDN and Quality Enhancement), Trunk Expansion, Signaling CCS#7; and

•	investment in satellite ground stations which include expansion of VSAT and Intermediate Date Rate (IDR) services, and replacing some obsolete equipment.
   Planned Investments in New Wave
We also plan to spend Rp.2,372.9 billion in 2008 for investments in New Wave categories, including:
•	investments in broadband networks which include deployment of IP DSLAM, access network modernization and expansion of fiber optic cable for Remote IP DSLAM, access network quality enhancement, xDSL based on Multi Service Access Network (MSAN) and BRAS, investment will also be allocated for the replacement and expansion of broadband wireless network (BWA);

•	investment in data communication which include deployment of access for VPN IP (xDSL based and inverse multiplexing (IMUX) based) and metro ethernet access for ethernet based services (E-Line and E-LAN); and

•	investment in IT, Application & Content which include investment in information systems to improve and increase the capability of the IT support system, billing system, operating support system (“OSS”), customer care and billing system (“CCBS”), internet value added service in commercial services such as B2B e-commerce access, NGN platform services and broadband contents and applications;
   Planned Investments in Infrastructure
Our planned capital investments in infrastructure in 2008 total Rp.3,205.8 billion. This will be used for capital investments in transmission infrastructure, which are expected to include investments in a fiber optic transmission network, expansion of the backbone transmission network on Jawa, Sumatra and Kalimantan (Jasuka), a submarine cable system in Kalimantan (Ring 4), a submarine cable system between Kalimantan and Sulawesi (Ring 8) and a submarine cable system between Jember, Denpasar and Mataram. Substantial investment will also be made in International Cable System AAG including its access from Batam to Singapore.
   Planned Investments in Support
We also plan to spend Rp.1,708.7 billion in 2008 for capital investments in support, including:
•	investments in TELKOM’s Center Units which include Research and Development Center, Maintenance Center, Training Center and Supply Center;

•	investment in supporting facility which includes buildings (for operations and equipment) and power supply, network measurement tools and office facilities; and

•	standby/contingency budget also be made to support the dynamic market of High End Market (HEM) and wholesale customers, fixed wireless network and Broadband Wireless access (BWA).
Other Financing Techniques
Common with many Indonesian state-owned enterprises, we had historically relied on two-step loans financed by the Government and revenue sharing with co-investors to fund investment in property, plant and equipment. In recent years, however, we funded our capital investments largely through internally generated cash flows from operating activities and direct borrowing from commercial banks. In addition, we accessed the debt capital markets for a portion of our financing needs. Currently, we are presently exploring alternative sources of financing for capital investment, including vendor-procured and other bank financing, as well as other potential sources of borrowed funds.
Revenue Sharing
See Note 48 to our consolidated financial statements for details.
Critical Accounting Policies, Estimates and Judgments
The preparation of our consolidated financial statements in conformity with Indonesian GAAP, as well as the reconciliation to U.S. GAAP, requires that we make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Management continually evaluates its estimates and judgments including those related to useful lives and carrying value of property, plant and equipment and intangible assets, valuation allowance for receivables, pension and other post-retirement benefits, income taxes and legal contingencies. Management bases its estimates and judgments on historical experience and other factors that are believed to be reasonable under the circumstances. For a complete discussion of the application of these and other significant accounting policies, see Note 2 to our consolidated financial statements. Actual results could differ from those estimates under different assumptions and conditions. We believe that of our significant accounting policies, the following may involve a higher degree of judgment or complexity or are areas where assumptions and estimates are particularly critical to the financial statements.
Allowances for Doubtful Accounts
An allowance for doubtful accounts is our best estimate of the amounts of probable credit losses in our existing accounts receivables. The amount of allowance is recognized in the consolidated statement of income within operation expenses and general and administrative expenses. We determine the allowance based on historical write-off experience. We review our allowance for doubtful accounts every month. Past due balances over 90 days for retail customers are fully provided, and past due balance for non-retail customers over a specified amount are reviewed individually for its collectibility. Account balances are written off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. We do not have any off-balance sheet credit exposure related to our customers.
Carrying Amount of Property, Plant and Equipment and Goodwill and Other Intangible Assets
We estimate the useful lives of our property, plant and equipment and goodwill and other intangible assets in order to determine the amount of depreciation and amortization expense to be recorded during any reporting period. The useful lives are estimated at the time the asset is acquired and are based on historical experience with similar assets as well as taking into account anticipated technological or other changes and, in the case of rights to operate intangible assets, the remaining term of the KSO agreement. When the carrying amount of the asset exceeds its recoverable value due to, among others, technological changes, significant adverse change in legal factors or business climate, unanticipated competition, industry changes or physical damage, the useful lives assigned to these assets may either need to be shortened, resulting in the recognition of increased depreciation and amortization expense in future periods or these changes could result in the recognition of an impairment charge to reflect the write-down in value of the asset. We review these types of assets for impairment periodically, when events or circumstances indicate that the carrying amount may not be recoverable over the remaining lives of the assets. Assessment of the timing and/or the amount of such impairment is a matter of significant judgment. In assessing impairments, we use projected discounted cash flows that take into account management’s estimates of future operations. The most important estimates that we use in projecting our future cash flows involve our expectations of the future prices at which our services will be charged, the number of access lines that we will have in service and the discount rate that is used to arrive at the discounted present value of the projected future cash flows. The prices at which our services are charged are subject to government regulation. The number of access lines that we will have in service will depend upon our ability to source sufficient, affordable financing to build new access lines.
In 2006, Telkomsel was granted the right to operate the 3G license. Telkomsel is required to pay an up-front fee and the annual rights of usage (“BHP”) fee for the next ten years. The up-front fee is recorded as intangible asset and amortized using the straight line method over the term of the right to operate the 3G license of 10 years. Amortization commences from the date when the assets attributable to the provision of the related services are available for use. Based on Telkomsel’s management’s interpretation of the license conditions and the written confirmation from the Directorate General of Post and Telecommunication, it is believed that the license could be returned at any time without any financial obligation to pay the remaining outstanding BHP fees. Based on this fact, Telkomsel concluded that it has acquired the right to operate the 3G license by making annual payment. Accordingly, Telkomsel recognized the BHP fees as expenses when incurred.
Pension and Post-retirement Benefits
We are committed to pay pension and other post-retirement benefits to our employees and former employees who have reached 56 years of age. The cost of these benefits and the present value of our pension and other post-retirement liabilities depend on a number of factors which are determined on an actuarial basis utilizing a number of assumptions. The assumptions used in determining the net periodic cost (income) for pension and post-retirement benefits include the expected long-term rate of return on the relevant plan’s assets and the discount rate. In the case of the post-retirement healthcare plan, the expected rate of increase in medical costs is also used. Any changes in these assumptions will impact the net periodic cost (income) recorded for pension and post-retirement benefits.
We use the long-term historical actual return information and the estimated future long-term investment return information by reference to external sources, taking into account the current and expected asset allocations, to develop its expected rate of return on plan assets.
At the end of each year, we determined the appropriate discount rate, which represents the interest rate that should be used to determine the present value of future cash flows currently expected to be required to settle the pension and post-retirement benefit obligations. We have not been able to identify suitable investments in Indonesia with a corresponding maturity to the expected duration of the benefit obligations and have therefore used the yield-to-maturity of Indonesian Government Bonds at year end. As of December 31, 2007, our discount rate was 10.25%. Due to the fact that there are very limited types of high-quality debt instruments in Indonesia coupled with the lack of ability to estimate interest rates, we believe that the yield-to-maturity of the Indonesian Government Bonds represents the most appropriate discount rate to measure the present value of the benefit obligations at year end. Changes in such rates due to changes in the reference Indonesian Government Bonds brought about by changing economic conditions in Indonesia and throughout the world would affect the recognition of our pension and post-retirement benefit obligations and as a consequence, could materially affect our financial condition and results of operations.
The expected rate of medical cost has been determined by comparing the historical relationship of its actual medical cost increases with the rate of general inflation in the Indonesian economy and health care utilization patterns. Past experience has shown that its actual medical costs have on average increased by a factor of 2% above the general rate of inflation. The projected medical cost trend was 12% and 14%, as of December 31, 2006 and 2007, respectively. See Note 44 to our consolidated financial statements.
The assumed health care cost trends have a significant effect on the amounts reported for the health care plan. A one-percentage-point change in assumed health care cost trend rates would have the following effects:

	1-Percentage-Point	1-Percentage-Point
	Increase	Decrease
Effect on total of service and interest cost components	209,881	(173,203)

Effect on post-retirement health care benefit obligation	1,644,000	(1,363,108)
Other assumptions include life expectancy of the members, the rate of increase in compensation levels and the average remaining years of service.
Early retirement benefits are accrued at the time we make a commitment to provide early retirement benefits as a result of an offer made in order to encourage voluntary redundancy. We commit to early retirement benefits when and only when we have a detailed formal plan for early retirement and such plan is without realistic possibility of withdrawal.
Income Taxes
Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the amounts of assets and liabilities recognized for financial reporting purposes and the amounts recognized for income tax purposes. Deferred tax liabilities are recognized for all taxable temporary differences and deferred tax assets are recognized for deductible temporary differences to the extent that it is probable that taxable income will be available in future periods against which the deductible temporary differences can be utilized or the tax asset will be realized in future periods.
Under Indonesian tax regulations as of the date of this Annual Report, dividends distributed by a company to a corporate stockholder, that has a minimum share ownership of 25% and has businesses other than as a holding company, is not subject to tax whereas a capital gain on the sale of shares is subject to tax at the normal corporate tax rate. As long as we continue to hold investments in our affiliated companies with a minimum share ownership of 25% and have businesses other than as a holding company, and dividends distributions from a company to a corporate stockholder that meets the criteria described above continues to be not subject to tax, we do not need to record a deferred tax liability in respect of the undistributed earnings of these affiliated companies.
A change in our intention to hold an investment or other facts and circumstances may lead us to determine that we no longer expects to realize our interest in the undistributed earnings of the particular affiliated company in a manner which enables us to take advantage of the zero percent tax rate applicable to dividend distributions. Such a change in the future would require us to recognize a deferred tax liability with a commensurate charge to our income statement.
Deferred tax is calculated at the enacted tax rates at the balance sheet date. If the enacted tax rates changed, we would adjust our deferred tax assets and liabilities, through the income tax expense in the period of change, to reflect the enacted tax rate expected to be in effect when the deferred tax items reverse.
Legal Contingencies
As of the date of this Annual Report, we are involved in certain legal proceedings and have accrued amounts that represent an estimate of the probable outcome of these matters. Such estimates of outcome are derived from consultation with outside counsel, as well as an assessment of litigation and settlement strategies. While we believe that the current accruals are adequate, a future event or change in the facts and circumstances may require that we make additional accruals that would be charged to our income statement in the future. See Note 51 to our consolidated financial statements.
C. Research and Development and Intellectual Property
We make investments to improve our product and service offerings. Such expenditures amounted to approximately Rp.8.4 billion, Rp.8.7 billion and Rp.6.7 billion (US$0.7 million) in 2005, 2006 and 2007, respectively. In 2007, these expenditures related to research and development of video conferencing, SMS, CMS system, CDMA lab, measuring system and other content development.
D. Trend Information
A number of developments have had and may have in the future a material impact on our results of operations, financial condition and capital expenditures. These developments include:
•	development of broadband access network;

•	faster fixed wireless development, deployment, tower sharing with Telkomsel, and development of the flexi business unit;

•	increasing relative contribution of Telkomsel, Metra and TII to our consolidated revenues;

•	the ability of the Government to implement regulatory changes regarding access codes, new regime cost based interconnection tariff, and possible implementation of KPPU’s ruling mandating a 15% discount on cellular tariffs;

•	development of triple play, application and content multimedia services;

•	implementation of integrated customer centric application;

•	joining the Asia America Gateway (AAG) consortium to accrete international bandwidth quota (AAG is an undersea cable consortium consisting of 19 companies from 17 countries (Asia Pacific and the United States);

•	acquisition of a 80% share of PT Sigma Cipta Caraka for a consideration of US$35 million through our subsidiary Metra; and

•	in the process of acquiring a 6.8% share of SCICOM Berhad Malaysia through our subsidiary TII.
E. Off-Balance Sheet Arrangements
    We are a party to a number of operating leases. These operating leases relate principally to motor vehicles, computers, circuits, towers,land and buildings. We believe some of these operating leases are material to our business.
    We entered into certain agreements, with Huawei Consortium, Alcatel-inti Consortium, Opnet-Olexindo Consortium and PT Lintas Teknologi Indonesia relating to the procurement and installation agreement for Optical Access Network (“OAN”); Huawei Consortium, Samsung Corporation, ZTE Consortium relating to the procurement and installation of FWA CDMA Expansion project, NSS, BSS and PDN system; PT Infonet Telekomindo for the procurement and installation of fiber optic communication system, metro junction regional expansion batch 2; PT INTI for the procurement and installation of fiber optic communication system, metro junction regional expansion batch 1; PT Nokia Siemens Networks for the procurement and installation of interface equipment expansion E1-V5, E1-PARA Central EWSD;
    On November 10, 2007, we entered into a Construction and Maintenance Agreement (C&MA) with five other companies for Palapa Ring Consortium. This consortium was formed to build optical fiber network in 32 cities in eastern Indonesia with total initial investment

Rp.2,070,336 million. The Company will obtain 4 lambda bandwidth of total capacity of 8.44 lambdas from this consortium.
    On April 27, 2007, TELKOM became a member of AAG consortium, an undersea cable consortium with 19 companies, by signing a Construction and Maintenance Agreement (C&MA) and an AAG Cable Network Supply Contract and paid US$40 million. Through the AAG Consortium, the Company will acquire 40 Gbps international bandwidth at the end of 2008 in the AAG configuration that will be laid from Malaysia to the United States. As of December 31 2007, the Company has paid US$4.87 million (equivalent to Rp45,528 million) and recorded as advances for purchase of property, plant and equipment. See Note 13 to our consolidated financial statements for details.
    Based on Decision Letter No. 07/PER/M.KOMINFO/2/2006 of MoCI dated February 14, 2006, Telkomsel as one of successful bidders is required to pay an annual right of usage (BHP) fee which is determined on a certain formula over license term (10 years). The BHP for the first and second year was paid in March 2006 and March 2007. For the purpose of providing telecommunications services with 3G technology, in September and October 2006, Telkomsel entered into agreements with Nokia Corporation and PT Nokia Network, Ericsson AB and PT Ericsson Indonesia, and PT Nokia Network, PT Ericsson Indonesia; and Siemens Network GmbH and Co.KG for network operations and maintenance service (Managed Operations Agreement and Technical Support Agreement).
    The Telkomsel’s agreements with Motorola Inc. and PT Motorola Indonesia, Ericsson AB and PT Ericsson Indonesia, Nokia Corporation and PT Nokia Network (“Nokia Network”), and Siemens AG since August 2004, relate to the maintenance and procurement of equipment and related services, involving:
•	Joint Planning and Process Agreement

•	Equipment Supply Agreement (“ESA”)

•	Technical Service Agreement (“TSA”)

•	Site Acquisition and Civil, Mechanical and Engineering Agreement (“SITAC” and “CME”)
    The agreements contain list of charges to be used in determining the fees payable by Telkomsel for all equipment and related services to be procured during the rollout period upon the issue of Purchase Orders (“PO”).
    The agreements are valid and effective as of the execution date by the respective parties for a period of three years, provided that the suppliers are able to meet requirements set out in each PO. In the event that the suppliers fail to meet those requirements, Telkomsel may terminate the agreements at its sole discretion with prior written notice.
    In accordance with the agreements, the parties also agreed that the charges specified in the price list would apply to equipment and services (ESA and TSA) and services (SITAC and CME) acquired from the suppliers between May 26, 2004 and the effective date, except for those acquired from Siemens under the TSA relating to equipment and the maintenance of Telkomsel’s Switching Sub System (“SSS”) and Base Station Subsystem (“BSS”) that were acquired between July 1, 2004 and the effective date. Prices are subject to quarterly reviews.

    On August 2007, due to the expiration of the above agreements, based on letters from Ericsson AB and PT Ericsson Indonesia and Nokia Siemens Networks (which currently represents Nokia Corporation, Nokia Network and Siemens AG), those companies agreed to:
•	extend the above agreements until new agreements were made between Telkomsel and these other companies, and

•	prior to the effective date of new agreements, retroactively apply prices under the new agreements (retroactive price adjustment) to PO for the procurement of equipment and services (BSS) issued by Telkomsel after July 1, 2007 using the previous price list.
    Telkomsel has US$20 million import facility, bank guarantee and a standby letter of credit facility, revolving loan facility and foreign exchange facility with Standard Chartered Bank, Jakarta. The facility will expire in July 2008. Under the facilities agreements, as of December 31, 2007, Telkomsel has issued a bank guarantee of Rp.20,000 million (equivalent to US$ 2.12 million) for 3G performance bond.
    Telkomsel has not provided any collateral for its bank borrowing, or other credit facilities. The terms of the various agreements with Telkomsel’s lenders and financiers require compliance with a number of pledges and negative pledges as well as financial and other covenants, which include, inter alia, certain restrictions on the amount of dividends and other profit distributions. Such restrictions could adversely affect Telkomsel’s ability to operate its business and pursue growth opportunities.
    On March 24, 2006, Telkomsel and its labor union (Serikat Pekerja Telkomsel) signed a collective labor agreement (“Perjanjian Kerja Bersama” or “PKB”) which is valid until March 23, 2008. Based on the agreement, Telkomsel shall provide long-service leave and post- retirement insurance to its employees. These benefits are subject to further agreement between Telkomsel and the employee labor union which has not been finalized as of the date of this Annual Report. Therefore, it is not possible to determine the amount of the benefits as of December 31, 2007. As of the date of this Annual Report, Telkomsel is still in the process of renewing the PKB.
    Except as disclosed above, we do not have other off-balance sheet arrangements that are material.
F. Tabular Disclosure of Contractual Obligations
The following summarizes our contractual obligations as of December 31, 2007 and the effects such obligations are expected to have on liquidity and cash flow in future periods:

	By Payment Due Dates
Contractual		Less than 1			More than 5
Obligations	Total	year	1-3 years	3-5 years	years
	(Rp. billion)	(Rp. billion)	(Rp. billion)	(Rp. billion)	(Rp. billion)
Short-Term Loans(1)(6)	573.7	573.7	—	—	—
Long-Term Debts (2)(6)	15,196.9	4,803.6	7,269.4	992.1	2,131.8
Capital Lease Obligations(3)	229.2	27.2	78.4	107.8	15.8
Interest on Short-term Loans, Long-term Debts and Capital Lease Obligations	3,282.5	1,222.2	1,178.2	359.0	523.1
Operating Leases(4)	4,109.3	1,355.9	1,613.5	598.2	541.7
Unconditional Purchase Obligations(5)	8,818.5	8,818.5	—	—	—
Deferred consideration for business combination	4,228.8	1,454.0	2,666.9	107.9	—

Total	36,438.9	18,255.1	12,806.4	2,165.0	3,212.4

(1)	Related to liabilities under short-term loans obtained from Bank Central Asia, Bank Mandiri, and Bank BNI. See Note 19 to our consolidated financial statements.

(2)	See Notes 20-23 to our consolidated financial statements.

(3)	Related to the leases of the repeaters used for our telecommunication networks for TELKOMFlexi.

(4)	Related primarily to leases of computers, vehicles, land, buildings, office equipment and circuits.

(5)	Related to our commitments to suppliers and vendors for the purchase of telecommunications-related equipment and infrastructure.

(6)	Excluded contractually committed rate of interest.
In addition to the above contractual obligations, as of December 31, 2007, we had long-term liabilities for pension, post-retirement health care benefits and long service awards. We expect to contribute Rp.1,100.0 billion to our post-retirement health care plan and Rp.889.1 billion to our defined benefit pension plan in 2008. See Notes 43, 44 and 56 to our consolidated financial statements.

ADDITIONAL FINANCIAL INFORMATION
FINANCIAL INFORMATION
Consolidated statements and other financial information
     See our “Consolidated Financial Statements” contained in this Annual Report.
Material Litigation
  KPPU Ruling
     On November 19, 2007, the KPPU issued a ruling, charging Temasek with illegal cross-monopoly ownership of Telkomsel and Indosat, a violation of the Indonesian anti-monopoly and unfair business practices regulation. Pursuant to the ruling, Temasek was ordered to release all of its shares in Telkomsel to unassociated buyers. The KPPU also ordered Telkomsel to reduce its tariffs by a minimum of 15% and imposed upon Telkomsel a fine of Rp.25 billion. On May 9, 2008, the Central Jakarta District Court denied an appeal by Temasek and ordered Temasek to divest its stake in either Telkomsel or Indosat, or reduce its holdings in both companies by 50% within 12 months. However, the Central Jakarta District Court overturned a request from KPPU that Telkomsel be forced to reduce its tariffs by 15% and also lowered the fine imposed upon Telkomsel to Rp.15 billion. The decision may be appealed to a higher court in Indonesia.
     Nine cellular operators in Indonesia, including Telkomsel and Indosat, are under investigation by the KPPU, for an alleged violation of Indonesian anti-monopoly and unfair business practices regulation concerning fixed pricing of SMS. The KPPU has not yet issued a ruling on this matter.

Employee Matters
A former Director of Human Resources and an employee of TELKOM were indicted under the anti-corruption law in the Bandung District Court relating to allegations of misuse of authority in procuring consultancy services resulting to losses of Rp.789 million. On May 2, 2007, the Bandung District Court found the defendants guilty and sentenced each defendant to a one-year prison term and imposed a fine of Rp.50 million. The defendants have filed an appeal to the West Java High Court objecting to the District Court ruling. On October 3, 2007, West Java High Court found the defendants not guilty. An appeal has been filed with the Indonesia Supreme Court objecting to the High Court ruling. As the date of this annual report, no decision has been reached on the appeal.
In December 2005, the West Java Police Department initiated investigations related to an alleged violation of anti-corruption law, in particular the provision of interconnection services to Napsindo, TELKOM’s subsidiary, and Globalcom, a Malaysian company, at an incorrect tariff for TELKOM’s network for the provision of illegal VoIP services, and misuse of authority in procuring telecommunications equipment. It is also understood that one of the investigations relates to TELKOM’s guarantee of a bank loan obtained by Napsindo. During the investigation, former Directors and employees of TELKOM were held in custody by the West Java Police Department for further investigation. On May 10, 2006, such individuals were released from police custody after the expiration of the maximum period of 120 days allowed for police custody of suspect for investigation purposes. As of the date of this Annual Report, the police have not found sufficient evidence to properly transfer the case to the High Attorney office for indictment.
On January 2, 2006, the Office of the Attorney General launched an investigation into allegations of misuse of telecommunications facilities in connection with the provision of VoIP services, whereby one of TELKOM’s former employees and four of TELKOM’s employees in KSO VII were named suspects. As a result of the investigations, one of TELKOM’s former employees and two of TELKOM’s employees were indicted in the Makassar District Court, and two other employees were indicted in the Denpasar District Court for their alleged corruption in KSO VII.
On January 29, 2008, the Makassar District Court found the defendants not guilty. An appeal has been filed with Indonesian Supreme Court objecting the District Court ruling.
On March 3, 2008, Denpasar District Court found the defendants guilty and sentenced each defendant to an 18-month and 12-month prison term, respectively, and a fine of Rp.50 million. The defendants have appealed to the Bali High Court objecting to the District Court ruling. As of the date of this Annual Report, no decision has been reached on the appeal.
Class Action Lawsuits
Certain subscribers of Telkomsel, Indosat and PT Excelcomindo Pratama (“Excelcomindo”) have filed class action lawsuits with the Indonesian courts against Telkomsel, the Company, Indosat, the Government, Temasek Holdings and certain of its affiliated companies (“Parties”). The Parties are alleged to have had excessive price practices that potentially have adversely affected those subscribers (see Notes 51f and 53n to our consolidated financial statements for details). As of the date of this Annual Report, the lawsuits are still being processed by the courts. Telkomsel's management believes that Telkomsel has applied tariffs in accordance with prevailing regulations and that such allegations have no strong basis.
Other Disputes
The Company and its subsidiaries face various legal actions in relation to land disputes, other disputes involving premium call billings and telecommunications billings. Based on Management’s estimate of the probable outcomes of these matters, the Company has made provisions of Rp.30,479 million as of December 31, 2007. See Note 51 to our consolidated financial statements for further details.
Significant Changes
See Note 53 to our consolidated financial statements for information relating to material subsequent events occurring after December 31, 2007.
A. Memorandum and articles of association
     Our Articles of Association (“Articles”) have been registered with the Ministry of Justice in accordance with the Limited Liability Company Law No. 1 Year 1995, as amended by the Limited Liability Company Law No. 40 Year 2007 (“Indonesian Company Law”) and was announced by Ministerial Decree No. C2-7468.HT.01.04.TH.97 year 1997, as amended by the Decree of the Minister of Justice Human Rights No. W7-HT.01.10-12858 dated September 14, 2007. According to Article 3, our objectives and purposes are to operate telecommunications networks and provide telecommunications and information facilities and services.

     In accordance with Indonesia Company Law, we have a BoC and a BoD. The two Boards are separate and no individual may be a member of both Boards. Each director also receives an annual bonus and other incentives if we surpass certain financial and operating targets, the amounts of which are determined by the stockholders at the general meeting of stockholders. See “Directors, Senior Management and Employees — Directors and Senior Management.” The Articles state that any transaction involving a conflict of interest between the Company and its directors, commissioners and stockholders should be approved by a stockholders meeting, in which approval is required from a majority of independent stockholders.
     The BoD are responsible for of leading and managing the Company in accordance with its objectives and purposes and to control, preserve and manage the assets of the Company. Within such a broad scope of responsibility, the BoD is authorized to cause the Company to borrow such sums as it may require from time to time subject to the limitations set forth in the Articles. The borrowing powers of the BoD may only be varied through an amendment to the Articles.
     The Articles do not contain any requirement for the directors to (i) retire by a specified age, or (ii) to own any or a specified number of shares of the Company. The rights, preferences and restrictions attaching to each class of the shares of the Company in respect of specified matters are set forth below:
•	dividend rights. Dividends are to be paid based upon our financial condition and in accordance with the resolution of the stockholders in a general meeting, which will also determine the form of and time for payment of the dividend;

•	voting rights. The holder of each voting share is entitled to one vote at a general meeting of stockholders;

•	rights to share in the Company’s profits. See dividend rights;

•	rights to share in any surplus in the event of liquidation. Stockholders are entitled to surplus in the event of liquidation in accordance with their proportion of shareholding, provided the nominal value of the Common Stock that they hold is fully paid-up;

•	redemption provisions. There are no stock redemption provisions in the Articles. However, based on Article 30 of Indonesian Company Law, we may buy back at the maximum 10% of our issued shares;

•	reserved fund provisions. Retained earnings up to a minimum of 20% of the issued capital of the Company is to be set aside to cover potential losses suffered by the Company. If the amount in the reserved fund exceeds 20% of the issued capital of the Company, general meeting of stockholders may authorize the Company to utilize such excess funds as dividends;

•	liability to further capital calls. Our stockholders may be asked to subscribe for new shares in the Company from time to time. Such right is to be offered to stockholders prior to being offered to third parties and may be transferred at the option of the shareholder. The BoD is authorized to offer the new shares to third parties in the event that the existing shareholder is unable or unwilling to subscribe for such new shares; and

•	provisions discriminating against any existing or prospective holder of such securities as a result of such shareholder owning a substantial number of shares. The Articles do not contain any such provision.
     In order to change the rights of holders of stock, an amendment to the relevant provisions of the Articles would be required. Any amendment to the Articles requires the approval of the holder of the Series A Dwiwarna Share and two thirds of the holders of the Series B Shares present at a general meeting. Such meeting must also be attended by the holder of the Series A Dwiwarna Share.
     General meeting of stockholders may only be convened upon the issuance of the requisite notice by the Company. The notice is to be published in at least two newspapers in Indonesian and one newspaper in English having general circulation within Indonesia. The notice period for convening annual general meetings and extraordinary general meetings is 21 days and 14 days (not including the date the meeting was called and the date of the meeting) respectively. The quorum for the general meeting is stockholders representing more than 50% of the outstanding share capital of the

Company. In the event that quorum is not achieved, another meeting is to be held, which meeting does not require the issue of a notice. At the second meeting, the quorum for the meeting is stockholders representing one third of the outstanding share capital of the Company. In the event that quorum is not achieved at the second meeting, a third meeting may be held, the quorum for which shall be determined by the Head of the District Court that has a judicial jurisdiction over TELKOM. Stockholders may vote by proxy. All resolutions are to be passed by consensus. If consensus cannot be reached, resolutions are passed by simple majority, unless a larger majority is required by the Articles.
     The Articles do not contain any limitations on the right of any person, to own shares of the Company. Indonesian capital market regulations do not contain any limitation on the right of any person, whether local or foreign, to own shares in a company listed on an Indonesian stock exchange.
     Any takeover of the Company is required to be approved by the holder of the Series A Dwiwarna Share and a majority constituting 75% of the holders of the Series B Shares at a general meeting of stockholders that must be attended by the holder of the Series A Dwiwarna Share. There are no other provisions in the Articles that would have the effect of delaying, deferring or preventing a change in control of the Company.
     Each Director and Commissioner has an obligation to report to Bapepam with regard to their ownership and the changes of their ownership in the Company and this obligation also applies to stockholders who have an ownership of 5% or more in the paid up capital of the Company. We believe that the Articles are not significantly different from those generally prevailing in Indonesia in respect of public companies listed on an Indonesian stock exchange. We also believe that the provisions in the Articles relating to changes in our capital are not more stringent than that required by Indonesian law.
     On June 29, 2007, the Annual General Meeting of Shareholders approved amendments to the provisions regarding: (i) the term of office of the Directors and Commissioners; (ii) the authority of the BoD to represent the Company; (iii) the use of telephone conference and video conference or any other media that enable to communicate in the BoD Meetings and BoC Meetings; (iv) amendment to the provisions of the Notice of General Meeting of Shareholders; and (v) various amendments for consistency.
Summary of significant differences between Indonesian corporate governance practices and the NYSE’s corporate governance standards
     The following sets out a brief, general summary of significant differences between the corporate governance practices followed by Indonesian companies, such as us, and those required by the listing standards of NYSE of U.S. companies that have common stock listed on the NYSE. The NYSE listing standards are available on the NYSE’s website at http://www.nyse.com.
  Overview of Indonesian law
     Indonesian public companies are required to observe and comply with certain good corporate governance practices. The requirements and the standards for good corporate governance practices for public companies are mainly embodied in the following regulations: Law No. 1 of 1995 on Limited Liability Companies as amended by the Limited Liability Company Law No. 40 Year 2007 (“Indonesian Company Law”); the Law No. 8 of 1995 on Capital Market (“Capital Market Law”); the Law No. 19 of 2003 on State-Owned Enterprises; the Decree of the Minister of State-Owned Enterprises No. KEP-117/M.MBU/2002 on the Implementation of Good Corporate Governance Practice; the Regulations of the Indonesian Capital Market Supervisory Board (“Bapepam Regulations”); and the rules issued by the Indonesian stock exchanges (“IDX”). In addition to the above statutory requirements, the articles of association of public companies commonly incorporate provisions directing the corporate governance practices in such companies.
     Similar to the laws of the United States, Indonesian laws require public companies to observe and comply with standards of corporate governance practices that are more stringent than those applied to privately-owned companies. It should be noted that in Indonesia, the term “public company” does not necessarily refer to a company whose shares are listed on a securities exchange.

Under the Capital Market Law, a non-listed company may be deemed a public company, and subjected to the laws and regulations governing public companies, if such company meets or exceeds the capital and shareholder requirements applicable to a publicly-listed company.
     In 2000, the Government established the National Committee on Corporate Governance (“NCGI”), an informal committee that was tasked with formulating good corporate governance standards for Indonesian companies. As a result, the NCGI formulated the Code for Good Corporate Governance (“Code”) which recommended setting more stringent corporate governance standards for Indonesian companies, such as the appointment of independent audit and compensation committees by the BoC, as well as increasing the scope of Indonesian companies’ disclosure obligations. Although the NCGI recommended that the Code be adopted by the Government as a basis for legal reform, as of the date of this Annual Report, the Government has not enacted regulations that fully implement the provisions of the Code. For example, while public companies, such as we, are now required to have independent audit committees, they are not yet required to have independent compensation committees. Accordingly, many of the Code’s provisions have not been implemented by Indonesian companies.
  Composition of the BoC and BoD
     The NYSE listing standards provide that the BoD of a U.S. listed company must consist of a majority of independent directors and that certain committees must consist solely of independent directors. A director qualifies as independent only if the board affirmatively determines that the director has no material relationship with the company, either directly or indirectly.
     Unlike companies incorporated in the U.S., the management of an Indonesian company consists of two organs of equal stature, the BoC and the BoD. Generally, the BoD is responsible for the day-to-day business activities of the company and is authorized to act for and on behalf of the company, while the BoC has the authority and responsibility to supervise the BoD and is statutorily mandated to provide advice to the BoD.
     With regard to the BoC, the Indonesia Company Law requires a public company’s BoC to have at least two members. Although the Indonesia Company Law is silent as to the composition of the BoC, Listing Regulation No. lA issued by the IDX states that at least 30% of the members of the BoC of a public company (such as TELKOM) must be independent.
     As to the BoD, the Indonesia Company Law states that the BoD has the authority to manage the daily operation of the company and must have at least two members, each of whom must meet the minimum qualification requirements set forth in the Indonesian Company Law. Given the difference between the role of the members of the BoD in an Indonesian company and that of their counterparts in a U.S. company, Indonesian law does not require that certain members of the BoD must be independent and neither does it require the creation of certain committees composed entirely of independent directors.
  Committees
     The NYSE listing standards require that a U.S. listed company must have an audit committee, a nominating/corporate governance committee and a compensation committee. Each of these committees must consist solely of independent directors and must have a written charter that addresses certain matters specified in the listing standards.
     The Company Law does not require Indonesian public companies to form any of the committees described in the NYSE listing standards. However, Listing Regulation No. 1A issued by the IDX does require the BoC of a listed public company (such as us) to form committees that will oversee the company’s audit process (which committee must be headed by an independent member of the BoC).
     We have an audit committee composed of six members: two independent commissioners and four members who are not affiliated with us. NYSE Listing rules adopted pursuant to Rule 10A-3 under the Exchange Act require a foreign private issuer with securities listed on the NYSE to have an audit committee comprised of independent directors. Under Rule 10A-3 (c) (3), however, foreign private issuers are exempt from the independence requirements if (i) the home country government or stock exchange requires the company to have an audit committee; (ii) the audit committee is separate from the BoD and has members from both inside and outside the board of directors; (iii) the audit committee members are not elected by the management and no executive officer of the company is a member of the audit committee; (iv) the home country government or stock exchange has requirements for an audit committee independent from the management of the company; and (v) the audit committee is responsible for the appointment, retention and oversight of the work of external auditors. We avail ourselves of this exemption as set forth in our Section 303A Annual Written Affirmations submitted to the NYSE. The NYSE listing standards and the charter of our audit committee share the goal of establishing a system for overseeing the company’s accounting that is independent from management and of ensuring the auditor’s independence. However, unlike the requirements set forth in the NYSE listing standards, our audit committee does not have direct responsibility for the appointment, compensation and retention of our external auditor. Our audit committee can only recommend the appointment of the external auditor to the BoC, and the BoC’s decision is subject to shareholder approval.
     Our BoC has a nomination and remuneration committee. The committee is tasked with formulating selection criteria and nomination procedures for Commissioners and Directors and a compensation system for Commissioners and Directors.
  Disclosure regarding corporate governance
     The NYSE listing standards require U.S. companies to adopt, and post on their websites, a set of corporate governance guidelines. The guidelines must address, among other things: director qualification standards, director responsibilities, director access to management and independent advisers, director compensation, director orientation and continuing education, management succession, and an annual performance evaluation itself. In addition, the CEO of a U.S. company must certify to the NYSE annually that he or she is not aware of any violations by the company of the NYSE’s corporate governance listing standards. The certification must be disclosed in the Company’s Annual Report to shareholders. There are no disclosure requirements in Indonesian law similar to the NYSE listing standards described above. However, the Capital Market Law generally requires Indonesian public companies to disclose certain types of information to shareholders and to Bapepam, particularly information relating to changes in the public company’s shareholdings and material facts that may affect the decision of shareholders to maintain their share ownership in such public company.
  Code of Business Conduct and Ethics
     The NYSE listing standards require each U.S. listed company to adopt, and post on its website, a code of business conduct and ethics for its directors, officers and employees. There is no similar requirement under Indonesian law. However, companies that are required to submit periodic reports to the SEC, including us, must disclose in their Annual Reports whether they have adopted a code of ethics for their senior financial officers. Although the requirements as to the contents of the code of ethics under SEC rules are not identical to those set forth in the NYSE listing standards, there are significant similarities. Under SEC rules, the code of ethics must be designed to promote: (a) honest and ethical conduct, including the handling of conflicts of interest between personal and professional relationships; (b) full, fair, accurate and timely disclosure in reports and documents filed with or submitted to the SEC; (c) compliance with applicable laws and regulations; (d) prompt internal reporting of violations of the code; and (e) accountability for adherence to the code. Furthermore, shareholders must be given access to physical or electronic copies of the code. See “Code of Ethics.”
B. Material contracts
Construction and Maintenance Agreement on AAG Consortium
     On April 27, 2007, we became a member of the AAG Consortium, an undersea cable consortium with 19 companies, in which we entered into a construction and maintenance agreement and a cable network supply contract and paid US$40 million. See Note 50c to our consolidated financial statements.

Purchasing Order for FWA CDMA Expansion
     In 2006 and 2007, we issued a series of purchasing orders with Huawei Consortium, Samsung and ZTE Consortium in connection with our FWA CDMA expansion in all regional divisions. See Note 50a to our consolidated financial statements.
IP Core Expansion with Siemens and Juniper Networks, Inc.
     On June 28, 2007, we entered into an agreement with Nokia Siemens Networks, for the expansion of our IP core network for an amount of Rp.72.93 billion. We expanded our IP/MPLS-based core infrastructure with additional Juniper networks M-series multiservice routing platforms, including the M320. The upgrade, performed by Siemens, builds on our existing M-series routers, started to deploy in 2005 as part of an initial NGN rollout. The number of new deployment is 43 nodes in 28 cities throughout Indonesia, connecting metro ethernet networks, softswitch systems and legacy routers.
Metro Ethernet Network Deployment in 4 Regional Divisions
     On November 6, 2007, we issued an engagement letter to enter into agreements with (i) PT Abimata Citra Abadi using Tellabs technology for an amount of Rp.49.30 billion and (ii) PT Datacomm Dian Graha using Alcatel technology for an amount of Rp.34.94 billion for the initial deployment of our carrier metro ethernet networks in four Regional Divisions (II, III, IV and VII). The deployment covers 155 nodes and is part of our IP regional networks development initiative of the NGN rollout.
Ring Jakarta-Sumatra-Kalimantan (Jasuka) Backbone Expansion with NEC-NSN Consortium
     On August 10, 2007, we entered into an agreement with NEC-NSN Consortium, a consortium consisting of NEC Corporation and PT Nokia Siemens Networks, for the procurement and installation of the Lambda Expansion of Ring Jasuka Backbone amounting to US$3.25 million and Rp.17.40 billion. The scope of work under this agreement covers two lambda capacity expansions to fulfill bandwidth increment of broadband internet and international traffic, which consists of (i) 1 lambda for Ring-I (Link Jakarta-Tanjung Pandan-Pontianak-Batam-Dumai-Pekanbaru-Palembang-Jakarta) and (ii) 1 lambda for Ring-II (Link Medan-Padang-Pekanbaru-Medan). On October 10, 2007, we entered into an agreement with NEC-NSN Consortium, a consortium consisting of NEC Corporation and PT Nokia Siemens Networks for the procurement and installation of the Transponder Terrestrial of Ring Jasuka Backbone amounting to Rp.15 billion. The scope of work under this agreement covers transponder upgrade of the Jasuka backbone terrestrial transmission to enhance capacity and capability of DWDM transmission.
Java Backbone Capacity Expansion with NEC-NSN Consortium
     On June 18, 2007, we entered into a supply contract with NEC Corporation for the Java Backbone capacity expansion and performance enhancement amounting to Rp.28.16 billion, including 10% VAT. The scope of work under this agreement includes lambda capacity expansion, additional splitter and repeater reconfiguration. Pursuant to an amendment dated November 14, 2007, the amount of the contract was amended to Rp.28.68 billion, including 10% VAT.
Jember-Denpasar Submarine Backbone
     On December 29, 2006, we entered into a supply contract with ZTE Consortium for the deployment of the Jember-Denpasar Submarine Cable System for an amount, of US$10.19 million and Rp.16.14 billion including 10% VAT. To achieve effective deployment, we amended the contract to exclude the marine portion. The remaining amount of contract (excluding the marine portion) amounted to US$1.82 million and Rp.13.30 billion. The marine portion will be executed together with other projects such as Ring 8 and Ring 4 Backbone that we expect to be completed by the end of 2008.

     For a description of other significant agreements, see Note 50a to our consolidated financial statements.
Acquisition of Sigma by Metra
     On February 22, 2008, our wholly-owned subsidiary Metra closed on the acquisition of a 80% stake in Sigma, an Indonesian IT company, from Trozenin Management Plc (Malaysia) and PT Sigma Citra Harmoni. The consideration for the share acquisition was approximately US$35 million and was primarily funded internally.
Amendment and Restatement of the Joint Operation Scheme in Regional Division VII (KSO VII)
     On October 19, 2006, we and PT Bukaka Singtel International, the investor in KSO VII, entered into an agreement to amend and restate their joint operation agreement. See Note 4 to our consolidated financial statements.
Medium-Term Notes Issuance Agreement
     On December 13, 2004, we entered into an agreement with PT ABN AMRO Asia Securities Indonesia, PT Bahana Securities, PT BNI Securities and PT Mandiri Sekuritas for a MTN issuance for a total principal amount of Rp.1,125 billion. The MTN issuance consisted of four series, which were each fully repaid on June 15, 2005, December 15, 2005, June 15, 2006 and June 15, 2007. See Note 22b to our consolidated financial statements.
Amendments to Interconnection Agreements
     On December 28, 2007, we amended the interconnection agreements with (i) Indosat, which provides for the interconnection of our local and long distance fixed line network to Indosat’s cellular network; (ii) HCPT, which provides for the interconnection of our local and long distance fixed line network to HCPT’s mobile network; (iii) Excelcomindo, which provides for the interconnection of our local and long distance fixed line network to Execelcomindo’s mobile network; (iv) Natrindo, which provides for the interconnection of our local and long distance fixed line network to Natrindo’s mobile network; (v) Telkomsel, which provides for the interconnection of our local and long distance fixed line network to Telkomsel’s mobile network; and (vi) BBT, which provides for the interconnection of our local and long distance fixed line network to BBT’s local fixed network. All agreements are valid for two years commencing on January 1, 2008.
Interconnection Agreement with Sampoerna Telekomunikasi Indonesia (“STI”)
     On December 19, 2007, we enter into an interconnection agreement with STI, which provides for the interconnection of our local and long distance fixed line network to STI’s mobile network. This agreement is valid for two years commencing on January 1, 2008.
Appointment of PwC as Our External Auditor for 2007
     On October 31, 2007, we announced that we selected KAP Haryanto Sahari & Rekan, a member firm of PricewaterhouseCoopers global network in Indonesia (“PwC”), as our independent auditor to perform an integrated audit for 2007, consisting of the audits of our consolidated financial statements and our internal control over financial reporting for 2007.

Exchange controls
Exchange Rate Information
The following table shows the exchange rate of Rupiah to US Dollar based on the middle exchange rates at the end of each month for the periods indicated. The Rupiah middle exchange rate is calculated based on Bank Indonesia buying and selling rates.

Year	At period end	Average(1)	High(2)	Low(2)
	(Rp. per US$1)
2003	8,465	8,573	9,120	8,165
First Quarter	8,919	8,907	9,120	8,836
Second Quarter	8,285	8,488	8,906	8,165
Third Quarter	8,389	8,427	8,665	8,166
Fourth Quarter	8,465	8,471	8,583	8,365
2004	9,290	8,935	9,430	8,323
First Quarter	8,587	8,465	8,465	8,323
Second Quarter	9,415	8,992	9,430	8,574
Third Quarter	9,170	9,151	9,389	8,825
Fourth Quarter	9,290	9,126	9,355	8,960
2005	9,830	9,711	10,800	9,133
First Quarter	9,480	9,276	9,520	9,133
Second Quarter	9,713	9,548	9,755	9,435
Third Quarter	10,310	10,006	10,800	9,735
Fourth Quarter	9,830	9,992	10,300	9,735
2006	9,020	9,167	9,795	8,720
First Quarter	9,075	9,304	9,795	9,030
Second Quarter	9,300	9,107	9,520	8,720
Third Quarter	9,235	9,121	9,245	9,030
Fourth Quarter	9,020	9,134	9,228	9,020
2007	9,419	9,136	9,479	8,672
First Quarter	9,118	9,099	9,225	8,950
Second Quarter	9,054	8,973	9,120	8,672
Third Quarter	9,137	9,246	9,479	8,990
Fourth Quarter	9,419	9,234	9,434	9,045
November	9,376	9,264	9,405	9,078
December	9,419	9,334	9,434	9,240
2008
January	9,291	9,406	9,486	9,291
February	9,051	9,181	9,269	9,051
March	9,217	9,185	9,325	9,072
April	9,234	9,209	9,239	9,179

(1)	The average of the middle exchange rate announced by Bank Indonesia applicable for the period.

(2)	The high and low amounts are determined based upon the daily middle exchange rate announced by Bank Indonesia during the applicable period.
Source: Bank Indonesia
The exchange rates used for translation of monetary assets and liabilities denominated in foreign currencies are the buy and sell rates published by Reuters in 2005, 2006 and 2007. The Reuters buy and sell rates, applied respectively to monetary assets and liabilities, were Rp.9,825 and Rp.9,835 to US$1 as of December 31, 2005, Rp.8,995, Rp.9,005 to US$1 as of December 31, 2006 and Rp.9,389 and Rp.9,399 to US$1 as of December 28, 2007.
The consolidated financial statements are stated in Rupiah. The translations of Rupiah amounts into US Dollars are included solely for the convenience of the readers and have been made using the average of the market buy and sell rates of Rp.9,394 to US$1 published by Reuters on December 28, 2007.

On May 19, 2008, the Reuters buy and sell rates were Rp.9,300 and Rp.9,295 to US$1.
Foreign Exchange Controls
     Foreign exchange controls were abolished in 1971 and Indonesia now maintains a liberal foreign exchange system that permits the free flow of foreign exchange. Capital transactions, including remittances of capital, profits, dividends and interest, are free of exchange controls. A number of regulations, however, have an impact on the exchange system. For example, only banks are authorized to deal in foreign exchange and execute exchange transactions related to the import and export of goods. In addition, Indonesian banks (including branches of foreign banks in Indonesia) are required to report to Bank Indonesia (the Indonesian Central Bank) any fund transfers exceeding US$10,000. As a state-owned company, we, based on the decree of the Head of Foreign Commercial Loan Coordinating Team (“PKLN”), are required to obtain an approval from PKLN prior to acquiring foreign commercial loans and must submit periodical reports to PKLN during the term of the loans.
     Bank Indonesia holds the authority to issue Rupiah currency and has responsibility for maintaining the stability of the Rupiah. Prior to August 14, 1997, Bank Indonesia maintained stability of the Rupiah through a trading band policy, pursuant to which Bank Indonesia would enter the foreign currency market and buy or sell Rupiah, as required, when trading in the Rupiah exceeded bid and offer prices announced by Bank Indonesia on a daily basis. On August 14, 1997, Bank Indonesia terminated the trading band policy, effectively free floating the Rupiah against other currencies. Since that date, the Rupiah has depreciated significantly against world currencies.
     During the past 25 years, the Rupiah has been devalued three times against the US Dollar. These downward adjustments occurred in November 1978, when the exchange rate was realigned from Rp.415 to Rp.623 to the US Dollar; in March 1983, when the rate went from Rp.703 to Rp.970 to the US Dollar; and in September 1986, when the rate went from Rp.1,134 to Rp.1,644 to the US Dollar. Between the time of the 1986 devaluation and August 14, 1997 the value of the Rupiah has gradually adjusted downward against the US Dollar by approximately 4% annually. Since the free-floating regime was implemented in August 1997, the Rupiah fluctuation has been significant. During 2007, the average rate of Rupiah to the US Dollar was Rp.9,136, with the highest and lowest rates being Rp.9,479 and Rp.8,672, respectively.
Taxation
     THE FOLLOWING SUMMARY OF INDONESIAN AND UNITED STATES FEDERAL INCOME TAX MATTERS CONTAINS A DESCRIPTION OF THE PRINCIPAL INDONESIAN AND U.S. FEDERAL TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF ADSs OR SHARES OF COMMON STOCK. INVESTORS SHOULD CONSULT THEIR TAX ADVISORS ABOUT THE INDONESIAN AND UNITED STATES FEDERAL, STATE AND LOCAL TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF ADSs OR SHARES OF COMMON STOCK.
Indonesian Taxation
     The following is a summary of the principal Indonesian tax consequences of the ownership and disposition of Common Stock or ADSs to a non-resident individual or non-resident entity that holds Common Stock or ADSs (a “Non-Indonesian Holder”). As used in the preceding sentence, a “non-resident individual” is a foreign national individual who is not physically present in Indonesia at the most 183 days within 12 month period, during which period such non-resident individual receives income in respect of the ownership or disposition of Common Stock or ADSs and a “non-resident entity” is a corporation or a non-corporate body that is established, domiciled or organized under the laws of a jurisdiction other than Indonesia and does not have a fixed place of business or otherwise conducts business or carries out activities through a permanent establishment in Indonesia during an Indonesian tax year in which such non-Indonesian entity receives income in respect of the ownership or disposition of Common Stock or ADSs. In determining the residency of an individual or entity, consideration will be given to the provisions of any applicable double taxation treaty to which Indonesia is a party.
Dividends
     Dividends declared by the Company out of retained earnings and distributed to a Non-Indonesian Holder in respect of Common Stock or ADSs are subject to Indonesian withholding tax, which, as of the date of this Annual Report is at the rate of 20%, on the amount of the distribution (in the case of cash dividends) or on the stockholders’ proportional share of the value of the distribution. A lower rate provided under double taxation treaties may be applicable provided the recipient is the beneficial owner of the dividend and has provided to the Company (with a copy to the Indonesian Office of Tax Services where the Company is registered) a Certificate of Tax Residence issued by the competent authority, or its designee, of the jurisdiction where the Non-Indonesian Holder is domiciled (the “Certificate of Residence”). Indonesia has concluded double taxation treaties with a number of countries, including Australia, Belgium, Canada, France, Germany, Japan, Malaysia, Mauritius, The Netherlands, Singapore, Sweden, Switzerland, the United Kingdom and the United States of America. Under the U.S.-Indonesia double taxation treaty, the withholding tax on dividends is generally, in the absence of a 25% voting interest, reduced to 15%.
Capital Gains
     The sale or transfer of Common Stock through IDX is subject to a final withholding tax at the rate of 0.1% of the value of the transaction. The broker executing the transaction is obligated to withhold such tax. The holding of founder shares or the sale or transfer of founder shares through an Indonesian stock exchange may, under current Indonesian tax regulations, be subject to additional 0.5% final income tax.
     Subject to the promulgation of implementing regulations, the estimated net income received or accrued from the sale of movable assets in Indonesia, which may include Common Stock not listed on an Indonesian stock exchange or ADSs, by a Non-Indonesian holder (with the exception of the sale of assets under Article 4 paragraph (2) of the Indonesian income tax law) may be subject to Indonesian withholding tax at the rate of 20%. In 1999, the Ministry of Finance issued a Decision that stipulates the estimated net income for the sale of shares received by a non-resident taxpayer in a non-public company to be 25% of the sale price, resulting in an effective withholding tax rate of 5% of the sales price. This is a final withholding tax and the obligation to pay lies with the buyer (if it is an Indonesian taxpayer) or the Company (if the buyer is a non-resident taxpayer). Exemption from withholding tax on income from the sale of shares in a non-public company may be available to non-resident sellers of shares depending on the provisions of the relevant double taxation treaties. In order to benefit from the exemption under the relevant double taxation treaty, the non-resident seller must provide the Certificate of Tax Residence to the buyer or the Company and to the Indonesian Tax Office that has jurisdiction over the buyer or the Company (if the buyer is a non-resident taxpayer).
     In cases where a purchaser or Indonesian broker will be required under Indonesian tax laws to withhold tax on payment of the purchase price for Common Stock or ADSs, that payment may be exempt from Indonesian withholding or other Indonesian income tax under applicable double taxation treaties to which Indonesia is a party (including the U.S.-Indonesia double taxation treaty). However, except for the sale or transfer of shares in a non-public company, the current Indonesian tax regulations do not provide specific procedures for removing the purchaser’s or Indonesian broker’s obligation to withhold tax from the proceeds of such sale. To take advantage of the double taxation treaty relief, Non-Indonesian Holders may have to seek a refund from the Indonesian Tax Office by making a specific application accompanied by a Certificate of Residence issued by the competent tax authority, or its designee; of the jurisdiction in which the Non-Indonesian Holder is domiciled.
Stamp Duty
     Any documents that are prepared in the transactions in common stock in Indonesia, which documents will be used as evidence in Indonesia, are subject to stamp duty of Rp.6,000. Generally, the stamp duty is due at the time the document is executed.

Certain U.S. Federal Income Tax Considerations
     The following is a summary of certain U.S. federal income tax considerations relating to the acquisition, ownership, and disposition of ADSs or Common Stock by U.S. Holder’s (as defined below) that hold their ADSs or Common Stock as “capital assets” (generally, property held for investment) under the U.S. Internal Revenue Code (the “Tax Code”). This summary is based upon existing U.S. federal income tax law, which is subject to differing interpretations or change, possibly with retroactive effect.
     This summary does not discuss all aspects of U.S. federal income taxation which may be important to particular investors in light of their individual investment circumstances, including investors subject to special tax rules (for example, financial institutions, insurance companies, broker-dealers, partnerships and their partners, and tax-exempt organizations (including private foundations)), holders who are not U.S. Holders, investors that will hold ADSs or Common Stock as part of a straddle, hedge, conversion, constructive sale, or other integrated transaction for U.S. federal income tax purposes, or investors that have a functional currency other than the US Dollar, all of whom may be subject to tax rules that differ significantly from those summarized below. In addition, this summary does not discuss any state, local, or non-U.S. tax considerations. Each holder is urged to consult their tax advisors regarding the U.S. federal, state, local, and non-U.S. income and other tax considerations of their investment in the ADSs or Common Stock.
     For purposes of this summary, a “U.S. Holder” is a beneficial owner of ADSs or Common Stock that is, for U.S. federal income tax purposes, (i) an individual who is a citizen or resident of the U.S., (ii) a corporation, or other entity treated as a corporation for U.S. federal income tax purposes, created in, or organized under the law of, the U.S. or any State or political subdivision thereof, (iii) an estate the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source, or (iv) a trust (A) the administration of which is subject to the primary supervision of a U.S. court and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust or (B) that has otherwise elected to be treated as a U.S. person under the Tax Code.
     If a partnership is a beneficial owner of ADSs or Common Stock, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership.
     For U.S. federal income tax purposes, U.S. Holders of ADSs will be treated as the beneficial owners of the underlying Common Stock represented by the ADSs.
Threshold PFIC Classification Matters
     A non-U.S. corporation, such as the Company, will be treated as a “passive foreign investment company” (a “PFIC”), for U.S. federal income tax purposes, if 75% or more of its gross income consists of certain types of “passive” income or 50% or more of its assets are passive. Based on the Company’s current income and assets, the Company presently does not believe that it should be classified as a PFIC. Because PFIC status is a fact-intensive determination made on an annual basis, no assurance can be given that the Company is not or will not become classified as a PFIC. The discussion below under “Dividends” and “Sale or Other Disposition of ADSs or Common Stock” is written on the basis that the Company will not be classified as a PFIC for U.S. federal income tax purposes.
Dividends
     Any cash distributions paid by the Company out of earnings and profits, as determined under U.S. federal income tax principles, will be subject to tax as dividend income and will be includible in the gross income of a U.S. Holder upon receipt. Because the Company does not intend to determine earnings and profits on the basis of U.S. federal income tax principles, any distribution paid will generally be treated as a “dividend” for U.S. federal income tax purposes. A non-corporate recipient of dividend income will generally be subject to tax on dividend income from a “qualified foreign corporation” at a maximum U.S. federal tax rate of 15% rather than the marginal tax rates generally applicable to ordinary income provided that certain holding period requirements are met. A non-U.S.

corporation (other than a PFIC) generally will be considered to be a qualified foreign corporation (i) if it is eligible for the benefits of a comprehensive tax treaty with the U.S. which the Secretary of Treasury of the U.S. determines is satisfactory for purposes of this provision and which includes an exchange of information program or (ii) with respect to any dividend it pays on stock (or ADSs backed by such stock) which is readily tradable on an established securities market in the U.S.. There is currently a tax treaty in effect between the U.S. and Indonesia which the Secretary of Treasury has determined is satisfactory for these purposes and the Company believes it should be eligible for the benefits of the treaty. Additionally, because the ADSs are listed on the New York Stock Exchange, an established securities market in the U.S., they are considered readily tradable on that exchange.
     The amount of any cash distribution paid in Rupiah should equal the US Dollar value of such Rupiah on the date of receipt of the distribution, regardless of whether the Rupiah are actually converted into US Dollars at that time. Gain or loss, if any, recognized on a subsequent sale, conversion, or other disposition of Rupiah generally will be U.S. source ordinary income or loss. Dividends received on the ADSs or Common Stock will generally not be eligible for the dividends received deduction allowed to corporations.
     Dividends generally will be treated as income from foreign sources for U.S. foreign tax credit purposes. A U.S. Holder may be eligible, subject to a number of complex limitations, to claim a foreign tax credit in respect of any foreign withholding taxes imposed on dividends received on ADSs or Common Stock. A U.S. Holder who does not elect to claim a foreign tax credit for foreign tax withheld, may instead claim a deduction, for U.S. federal income tax purposes, in respect of such withholdings, but only for a year in which such holder elects to do so for all creditable foreign income taxes.
Sale or Other Disposition of ADSs or Common Stock
     A U.S. holder will generally recognize capital gain or loss upon the sale or other disposition of ADSs or Common Stock in an amount equal to the difference between the amount realized upon the disposition and the holder’s adjusted tax basis in such ADSs or Common Stock. Any capital gain or loss will be long-term if the ADSs or Common Stock have been held for more than one year and will generally be U.S. source gain or loss for U.S. foreign tax credit purposes. The deductibility of a capital loss may be subject to limitations.
Passive Foreign Investment Company Considerations
     If the Company were to be classified as a PFIC in any taxable year, a U.S. Holder would be subject to special rules generally intended to reduce or eliminate any benefits from the deferral of U.S. federal income tax that a U.S. Holder could derive from investing in a non-U.S. company that does not distribute all of its earnings on a current basis. In such event, a U.S. Holder may be subject to tax at ordinary income tax rates on (i) any gain recognized on the sale of ADSs or Common Stock and (ii) any “excess distribution” paid on ADSs or Common Stock (generally, a distribution in excess of 125% of the average annual distributions paid by us in the three preceding taxable years). In addition, a U.S. Holder may be subject to an interest charge on such gain or excess distribution. Finally, the 15% maximum rate on Company dividends would not apply if the Company becomes classified as a PFIC. Each U.S. Holder is urged to consult its tax advisor regarding the potential tax consequences to such holder if the Company is or becomes classified as a PFIC, as well as certain elections that may be available to mitigate such consequences.
Documents on display
     We file reports, annual reports and other information, with the SEC pursuant to the rules and regulations of the SEC that apply to foreign private issuers. You may read and copy any materials filed with the SEC at the Public Reference Room at 100 F Street, N.E., Washington, D.C. 20459. You may obtain information on the operation of the Public Reference Room by calling the SEC at + 1-800-SEC-0330. Subject to some exceptions, we are required to file our periodic reports electronically through the SEC’s EDGAR system. Any filings we make electronically are available to the public over the internet at the SEC’s website at www.sec.gov.

CONTROLS AND PROCEDURES
DISCLOSURE CONTROLS AND PROCEDURES
Under the supervision and with the participation of the Company’s management, including the Company’s Chief Executive Officer and Chief Financial Officer, management conducted an evaluation of the effectiveness of the Company’s disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the “Exchange Act’’)), as of December 31, 2007. Based on this evaluation and as a result of the material weaknesses discussed below, the Company’s Chief Executive Officer and Chief Financial Officer have concluded that, as of December 31, 2007, the Company’s disclosure controls and procedures were not effective. The Company’s disclosure controls and procedures include without limitation controls and procedures that are designed to ensure that information required to be disclosed in reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to the Company’s management, including the Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.
Due to the material weaknesses identified in the evaluation of the Company’s internal control over financial reporting, the Company performed additional analyses and other post-closing procedures, to ensure the Company’s consolidated financial statements are in accordance with GAAP. Accordingly, Management has concluded that the consolidated financial statements included in this Annual Report on Form 20-F fairly present, in all material respects, TELKOM’s financial position, results of operations and cash flows for all periods presented.
MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING
Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f) and 15d-15(f). The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with applicable generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company’s assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
The Company’s management has evaluated the effectiveness of the Company’s internal control over financial reporting as of December 31, 2007 based upon criteria established in Internal Control Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO’’).
A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual financial statements will not be prevented or detected on a timely basis.
In connection with management’s evaluation of the Company’s internal control over financial reporting, the following material weaknesses have been identified as of December 31, 2007:
(1)	The Company did not adequately maintain effective controls, including monitoring controls and the dissemination of policies and procedures over its financial close and reporting process. Specifically, (i) the Company did not maintain a sufficient complement of staff who fully understand the complexities of our business to adequately interpret and apply generally accepted accounting principles (GAAP); and (ii) the Company did not adequately design and review the completeness and accuracy of the application of accounting policies and procedures used to prepare and present the financial statement in accordance with generally accepted accounting principles. Additionally, the Company did not maintain appropriate segregation of duties around the opening and closing of accounting periods and the posting of period end journals.

(2)	The Company did not adequately maintain effective controls over its accounting for property, plant and equipment. Specifically, the Company did not maintain controls to ensure the existence, completeness and valuation of its fixed assets.
The above material weaknesses resulted in audit adjustments to the Company’s consolidated financial statements and related disclosures for the year ended December 31, 2007, including revenue, fixed assets and employee benefits. In addition, there is a reasonable possibility that the material weaknesses described above could result in misstatements of the aforementioned financial statement accounts and disclosures that would result in a material misstatement to the Company’s annual consolidated financial statements that would not be prevented or detected on a timely basis.

Because of the material weaknesses described above, management has concluded that the Company did not maintain effective internal control over its financial reporting as of December 31, 2007 based on the Internal Control Integrated Framework issued by the COSO.
The effectiveness of the Company’s internal control over financial reporting as of December 31, 2007 has been audited by Kantor Akuntan Publik Haryanto Sahari & Rekan, an independent registered public accounting firm, as stated in their report which appears on page F-3 herein.
CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING
Remediation of Previously Reported Material Weaknesses and Plan for Future Remediation
The Company has undertaken substantial efforts to address its previously reported material weaknesses to fully remediate the material weaknesses necessitates designing new business process controls, and testing them to ensure that they address the previously reported control deficiencies. The Company continues to review and make necessary changes to the design of its internal control environment, through critical assessments of the roles and responsibilities of each functional group within the organization, enhancing and documenting policies and procedures and providing relevant training where appropriate.
The Company previously reported in its fiscal 2006 Annual Report on Form 20-F, material weaknesses pertaining to: 1) ineffective control environment based on the COSO criteria; 2) ineffective controls over financial close and reporting process; 3) ineffective controls over accounting for property, plant and equipment; and 4) ineffective controls over accounting for revenue and its related accounts receivable.
In 2007, the Company has undertaken following remedial actions:
1)	Control environment based on the COSO criteria
The Company has implemented the following improvements to its control environment:
•	Formed a Remediation Committee, under the coordination of the Compliance and Risk Management Director; comprising key members of management from a variety of functions across the organization, which monitored, and regularly informed the Board of Directors and Audit Committee on the progress of our remediation activities;

•	Performed an evaluation of the assignment of authority and responsibility with respect to the Company’s internal control over financial reporting and the necessary lines of communication throughout the organization;

•	Completed a review of access privileges granted to all personnel to ensure access is commensurate with their respective roles and responsibilities, thereby removing inappropriate access levels and ensuring sound business rationale for those with significant access privileges;

•	Reviewed and implemented new information technology policies and procedures, including those relating to security and access to the Company’s application programs and data;

•	Continued to maintain and enhance the quality of staff in accounting and finance through training and by engaging a qualified external consulting firm;

•	Developed a risk assessment under the coordination of the Compliance & Risk Management Director.
The remediation measures described above that have been implemented have addressed the material weakness identified in the prior year.
2)	Financial close and reporting process
The Company has implemented the following improvements in its financial close and reporting processes:

•	Established detailed standard operating procedures within financial close and reporting processes to provide clearer guidance to the control owners;

•	Improve the extent of review over certain existing monitoring and supervision procedures of the financial close and reporting processes, including hiring external consulting firm.
As at December 31, 2007, we have not fully remediated the previously reported material weakness in our internal control pertaining to financial close and reporting process, as disclosed in our Management’s Report on Internal Control over Financial Reporting point (1). Management continues to evaluate areas for future improvement.

3)	Fixed assets
The Company has implemented the following improvements in its accounting for property, plant and equipment:
•	With the assistance of an external consultant, reviewed the design of controls over the accounting for property, plant and equipment and implemented new standard operating procedures;
•	Conducted internal workshops to enhance our staff’s understanding of these new policies and procedures, in particular, the importance of transactional related controls.
•	Devoted significant efforts and resources to a detailed physical verification and reconciliation of fixed assets to the general ledger.
As at December 31, 2007 we have not fully remediated the previously reported material weakness in our internal control pertaining to property, plant and equipment, as disclosed in Management’s Report on Internal Control over Financial Reporting point (2). Management continues to evaluate areas for future improvement.
4)	Revenue
The Company has implemented the following improvements in its accounting for revenue and related accounts receivables:
•	Implemented controls to ensure the completeness and accuracy of the Company’s leased line revenue, provision for uncollectible balances and fixed line and fixed wireless revenues and collections;
•	Centralized controls over billing and collection at Divre level to facilitate monitoring of the controls; and,
•	Improved and standardized the existing billing systems.
The remediation measures described above have addressed the material weakness identified in the prior year.
The Company is committed to continuing to improve its internal control processes and will continue to diligently review and monitor its financial reporting controls and procedures in order to ensure compliance with the requirement of Sarbanes-Oxley Act and the related rules promulgated by the Commission. The Company will also continue to devote resources to the improvement of its internal control over financial reporting and persist in its remediation efforts in 2008.
Changes in Internal Control over Financial Reporting
Other than as stated above, there have been no changes in TELKOM’s internal control over financial reporting during the most recently completed fiscal year would materially affected or are reasonably likely to materially affect, TELKOM’s internal control over financial reporting.

AUDIT COMMITTEE FINANCIAL EXPERT
The BoC has determined that Mr. Sahat Pardede, as an independent member of our Audit Committee, qualifies as an Audit Committee Financial Expert in accordance with the requirements of Item 16A of Form 20-F. Mr. Pardede has been a member of our Audit Committee since February 17, 2004. Prior to his appointment as a member of our Audit Committee, Mr. Pardede practiced, and is currently practicing, as a Certified Public Accountant in Indonesia and provided auditing services and other financial services to numerous private companies and public institutions. Mr. Pardede graduated with a degree in accounting from the State College of Accountancy, Jakarta and holds a master degree in business administration from Saint Mary’s University, Canada. He is a Certified Public Accountant and is also a member of the Indonesian Institute of Certified Public Accountants.
CODE OF ETHICS
We have adopted a code of ethics in accordance with the provisions of Section 406 of the Sarbanes-Oxley Act of 2002. Our code of ethics applies to its President Director, Finance Director (being its officers in equivalent positions to a Chief Executive Officer and a Chief Financial Officer) and persons performing similar functions as well as to our Commissioners, Directors and other officers and employees. Our code of ethics may be viewed on the company web site at www.telkom-indonesia.com/about-telkom/business-ethics. If we amend the provisions of our code of ethics that applies to our President Director, Finance Director and persons performing similar functions, or if we grant any waiver of such provisions, we will disclose such amendment or waiver on the company web site at the same address.
PRINCIPAL ACCOUNTANT FEES AND SERVICES
A. Tax Fees
     PwC did not perform any tax compliance, tax advisory or tax planning services for us in 2006 and 2007.
B. All Other Fees
     PwC did not perform any other services than audit for us in 2006. All other services in 2007 consist primarily of fees billed for certain accounting training courses conducted by PwC.
C. Audit Committee Pre-Approval Policies and Procedures
     We have adopted pre-approval policies and procedures under which all non-audit services provided by its independent public accounting firm must be pre-approved by our audit committee as set forth in the audit committee’s charter. Pursuant to the charter, permissible non-audit services may be performed by our independent registered public accounting firm provided that: (a) our BoD must deliver to the Audit Committee (through the BoC) a detailed description of the non-audit service that is to be performed by the independent public accounting firm; and (b) the Audit Committee will determine whether the proposed non-audit service will affect the independence of our independent public accounting firm or would give rise to any conflict of interest.
     Consistent with Section 10(i) (1) (B) of the Exchange Act and paragraph (c) (7) (i) (C) of Rule 2-01 of Regulation S-X issued thereunder, the charter of our audit committee waives the pre-approval requirement for permissible non-audit services (x) where the aggregate amount of the fees for such non-audit services constitutes no more than five percent of the total amount of fees paid by us to our independent registered public accounting firm during the fiscal year in which the services are provided or (y) the proposed services are not regarded as non-audit services at the time the contract to perform the same is signed. In either case, the performance of such non-audit services must subsequently be approved either by a member of the Audit Committee who has been delegated pre-approval authority by the full Audit Committee or by the full Audit Committee itself. Notwithstanding the foregoing, none of our independent public accounting firms performed non-audit services for us during the fiscal years ended December 31, 2005, 2006 and 2007.

EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES
     In accordance with Indonesian law, the Company has a two-tier board structure, consisting of a BoC and a BoD. The executive management functions are carried out by the BoD, while the principal statutory duties of the BoC are to supervise the policies of the BoD in the operation and management of the Company and to give advice to the BoD.
     Under Indonesia Stock Exchange rules (the “IDX Audit Committee Rule”), our audit committee must consist of at least three members, one of whom must be an Independent Commissioner and concurrently the chairman of the audit committee, while the other two members must be external independent parties of whom at least one such party shall have accounting and/or finance expertise. Our audit committee is composed of six members and is chaired by an Independent Commissioner. Members of our audit committee are appointed and dismissed by the BoC.
     We rely on the general exemption under Rule 10A-3(c) (3) of the Securities Exchange Act of 1934 with respect to the composition of its audit committee. We believe that our reliance on the exemption would not materially adversely affect the ability of the audit committee to act independently. We believe that the intent of the provision in requiring that each member of the audit committee to be a member of the board of directors or commissioners, as applicable, and to be otherwise independent, is to ensure that the audit committee is independent from influence by management and would provide a forum, separate from management in which auditors and other interested parties can candidly discuss concerns. The IDX Audit Committee Rule requires that each member of the audit committee be independent. The IDX Audit Committee Rule goes on to require that at least two of the members, the external independent members, in effect be independent not only of the management but also of the BoC and BoD and the Company as a whole. We therefore believe that the standard established by the IDX Audit Committee Rule is at least equally effective in ensuring the ability of the audit committee to act independently.

CORPORATE GOVERNANCE
TELKOM is subject to regulations determined by the Bapepam-LK and the SEC. As part of its corporate governance responsibilities, TELKOM has implemented corporate governance policies and practices based on international stock exchange standards. TELKOM recognizes the importance of good corporate governance (“GCG”) as a tool to increase its levels of performance and accountability to stakeholders and better serve its customers.
As a company registered with the SEC under the Exchange Act and listed on the NYSE, TELKOM must comply with certain continuing obligations imposed on it by the SEC under the Exchange Act and under the SOA and certain rules thereunder.
In 2006, TELKOM, like other foreign private issuers subject to SOA, began to comply with SOA Section 404 and its requirements for management to assess Internal Control Over Financial Reporting (“ICOFR”). TELKOM implemented the COSO framework for its ICOFR efforts. The COSO framework contains five main requirements for the development of an effective internal control system. These, include control environment, risk assessment, control activities, information and communication, and monitoring. It is also the strategy of TELKOM to implement GCG.
Management’s commitments on SOA compliance and GCG are contained in several policies and pronouncements. These address topics such as the information of SOA unit, setting the duties and responsibilities of each function related to planning, execution, and corporate internal control management, determining the appropriate level of corporate internal control management and achievement targets; requiring officers holding a position at or above a certain level to evaluate, plan and implement internal controls and be responsible for actions in their areas, arranging policies of disclosure control and procedures, documenting, reporting and providing written statements on evaluation results on ICOFR effectiveness and self assessment results on a quarterly basis.
Corporate internal control is implemented through two stages: entity level internal control and transactional level internal control.
Stages of Internal System Implementation are accomplished by:
—	Corporate culture;

—	Policy making related to GCG;

—	Establishment of special units related to GCG;

—	Internal Control System development;

—	Socialization to all line of working units by senior leaders;

—	Control examination;

—	Audit implementation;

—	Evaluation of examination & audit results;

—	Improvement stages.
STRUCTURE OF GCG
Implementation of GCG is done through the General Meeting of Shareholders, the BoC, the BoD, and committees thereunder.
A. General Meeting of Shareholders
The Annual General Meetings of Shareholders (“AGMS”) and Extraordinary General Meetings of Shareholders (“EGMS”) constitutes the highest governance body of the Company, and are the primary forums through which shareholders exercise their rights and authority over the management of the Company.
They are also the highest authoritative bodies in which important resolutions are decided upon and passed into official policies of the Company. At the AGMS and EGMS, shareholders have the power to elect and terminate the Commissioners and Directors of the Company, set the amount of remuneration and benefits of Commissioners and Directors, judge the performance of the Company during the fiscal year under review, decide on the use of the Company’s profit, set and distribute dividends, and amend the Articles of Association. The AGMS is held once a year, while EGMS can be convened at any time of the year as needed.
This authority must be considered in light of the power of the government that holds the one Dwiwarna share and a majority of the common stock.
In 2007, TELKOM held the following shareholder meetings:
—	EGM held on February 28, 2007, which approved changes to the shares repurchase plan, adjustments to the retirement period of commissioners appointed on March 10, 2004 according the new Articles of Association and Regulation No.19 Year 2003 regarding state enterprises and an alteration on the BoD organization structure; and

—	AGMS held on June 29, 2007, which approved the Annual Report 2006 and Annual Partnership Program Report and Environmental Report 2006, the distribution of the Company’s 2006 net income of Rp.11,006 billion, and 2006 dividend payments.
B. Directors and Senior Management
In accordance with Indonesian law, the Company has a two-tier board structure, consisting of a BoC and a BoD. The executive management functions are carried out by the BoDs, whose members are comprised of our top executives of the Company, comparable to the chief executive officer, chief financial officer and other such officers of corporations incorporated under the laws of any state within the United States.
1. Board of Commissioners
TELKOM’s Articles of Association (the “Articles”), states that the principal statutory duties of the BoC are to supervise the policies of the BoD in the implementation of TELKOM’s business plan and the operation and management of the Company and to give advice to the BoD. In carrying out its supervisory activities, the BoC is accountable to the stockholders of the Company.
The BoC does not have day-to-day management functions or authority, except in limited circumstances where all members of the BoD have been suspended for any reason.
The current BoC of TELKOM consists of one President Commissioner and four Commissioners, two of whom are independent. Profiles of members of the BoC are presented on pages 32-33.
Pursuant to the Articles, each Commissioner is appointed for a term commencing from the date of the appointment by the general meeting of stockholders until the closing of the fifth annual general meeting of stockholders following the date of appointment, without prejudice to the right of the general meeting of stockholders to discharge a Commissioner at any time before his or her term of office expires. If the position of a Commissioner becomes vacant for any reason, the Articles further provide that within 60 days of the occurrence of such vacancy, an announcement that there will be notice for a general meeting of stockholders must be made to nominate a successor.
Pursuant to the Articles, meetings of the BoC are presided over by the President Commissioner. If he is absent, another member of the BoC chosen from the Commissioners present presides over the meeting.
Meetings of the BoC must be held at least once every three months and at any other time upon the written request of or by (i) the President Commissioner, (ii) one-third of the members of the BoC, (iii) the BoD, or (iv) a shareholder or a group of stockholders holding at least one-tenth of the outstanding shares of TELKOM with valid voting rights. The quorum for all BoC meetings is more than one-half of the total number of Commissioners then represented in person or by proxy granted to one of the other Commissioners of TELKOM at such meeting.
Resolutions of a meeting of the BoC require an unanimous vote. If consensus cannot be reached, it shall be by the affirmative vote of a majority of the members of the BoC present or represented at the meeting. In the event of a tie, the proposed resolution shall be deemed to have been rejected.
SCOPE AND RESPONSIBILITY OF THE BOARD OF COMMISSIONERS
The Board of Commissioners supervises the Directors on how they manage the company on aspects of planning and development, operations and budgeting, compliance of company’s articles of association and implementing resolutions of the AGMS. They must exercise authority over its duties and responsibilities as according to company’s articles of associations, AGMS resolutions and the applied laws and regulations.
BOC is responsible for giving advice and opinions to the AGMS on aspects of annual financial reporting, business planning, appointing an accounting firm as an auditor, and other important matters.
BOC also reviews the company’s work plan and budget, keeps abreast of company’s main activities, and in signs of trouble, must immediately requests BOD to announce to the shareholders and provide some recommendations on steps for improvements.
1. Tanri Abeng (President Commissioner)
As the President Commissioner, he is also the Chairman of the Nomination and Remuneration Committee.
2. P. Sartono (Independent Commissioner)
As an Independent Commissioner, he is also the member of the Audit Committee, member of the Planning and Risk Assessment Committee, and member of the Nomination and Remuneration Committee.
3. Arif Arryman ( Independent Commissioner)
As an Independent Commissioner, he is also the Chairman of the Audit Committee and a member of the Planning and Risk Assessment Committee.
4. Anggito Abimanyu (Commissioner)
As a Commissioner, he is also the Chairman of the Planning and Risk Assessment Committee.
5. Mahmuddin Yasin (Commissioner)
As a Commissioner, he is also the Vice Chairman of the Planning and Risk Assessment Committee, member of the Planning and Risk Assessment Committee and member of the Audit Committee.

2. Board of Commissioners’ Committees
     Currently, the BoC has three standing committees: the Audit Committee, the Planning and Risk Assessment Committee (formerly, the Review and Planning Committee) and the Nomination and Remuneration Committee. An Independent Commissioner chairs each committee. In addition, external members to the Audit Committee, in order to be considered independent under applicable Indonesian rules: (i) must not be a member of any Indonesian registered public accountant that has provided audit and/or non-audit services to TELKOM within one year prior to his appointment to the Audit Committee; (ii) must not have been a TELKOM employee within one year prior to his appointment to the Audit Committee; (iii) must not own, directly or indirectly, any shares in TELKOM; and (iv) must not have any business relationship that relates to TELKOM’s businesses.
a. Audit Committee
The Audit Committee of the BoC is composed of six members: (i) Mr. Arif Arryman, an Independent Commissioner and the Chairman; (ii) Mr. P. Sartono, an Independent Commissioner; (iii) Mr. Mohammad Ghazali Latief; (iv) Mr. Salam; (v) Mr. Sahat Pardede; and (vi) Mr. Jarot Kristiono. All of the members of the Audit Committee (except for Mr. Arif Arryman and Mr. P. Sartono) are independent external members and Mr. Sahat Pardede is an accounting and financial expert.
Rule 10A-3 under the Exchange Act requires a foreign private issuer with securities listed on a US exchange to have an audit committee comprised of independent directors. However, foreign private issuers are exempt from the independence requirements if: (i) the home country government or exchange requires the company to have an audit committee: (ii) the audit committee is separate from the board of directors and has members from both inside and outside the board of directors; (iii) members of the audit committee are not elected by the management and no executive officer of the company is a member of the audit committee: (iv) the home country government or stock exchange has requirements for an audit committee independent from the management of the company; and (v) the audit committee is responsible for the appointment, retention and oversight of the work of external auditors. We rely on the exemption under Exchange Act Rule 10A-3(c) (3) with respect to composition of our Audit Committee. We believe that our reliance on this exemption does not materially adversely affect the ability of the audit committee to act independently. We believe that the intent of the provision requiring each member of the committee to be a member of the board of directors or commissioners, as applicable, and to be otherwise independent, is to ensure that the audit committee is independent from influence by management and would provide a forum separate from management in which auditors and other interested parties can candidly discuss concerns. The Audit Committee Rule require that each member of the audit committee be independent. The Audit Committee Rule also requires that at least two of the members, the external independent members, in effect be independent not only of the management but also of the BoC and BoD and the Company as a whole. We therefore believe that the standard established by the Audit Committee Rule addresses the need of ensuring the ability of the audit committee to act independently.
An Audit Committee Charter (the “Charter”) that has been adopted by the BoC governs the committee. The Charter outlines the committee’s purpose, function and responsibilities and specifies that the committee is responsible for:
—	Overseeing the Company’s financial reporting process on behalf of the BoC. As part of its responsibilities, the committee will recommend to the BoC, subject to shareholder approval, the selection of TELKOM’s external auditor;

—	Discussing with TELKOM’s internal and external auditors the overall scope and specific plans for their respective audits. The committee will also discuss TELKOM’s consolidated financial statements and the adequacy of TELKOM’s internal controls;

—	Meeting regularly with TELKOM’s internal and external auditors, without management present, to discuss the results of their examinations, their evaluation of TELKOM’s internal controls and the overall quality of TELKOM’s financial reporting; and

—	Carrying out additional tasks that are assigned by the BoC, especially on financial and accounting related matters.
The profiles of members of the Audit Committee are presented on pages 158-159.

b. Planning and Risk Assessment Committee
The Planning and Risk Assessment Committee (formerly, the Review and Planning Committee) was established on July 16, 2003. The original objective of this committee was to review the company’s long-term plans, as well as annual business budget plans, following which recommendations would be made by this committee to the BoD. The committee is also responsible for supervising and monitoring the implementation of the business plans of the company. On May 19, 2006, the BoC redefined and expanded the objectives of this committee to include strategic risk assessment and changed the committee’s name accordingly. The Planning and Risk Assessment Committee consists of nine members: (i) Mr. Anggito Abimanyu (the Chairman); (ii) Mr. Mahmuddin Yasin (the Vice Chairman); (iii) Mr. Ario Guntoro (Secretary); (iv) Mr. P. Sartono; (v) Mr. Arif Arryman (an Independent Commissioner); (vi) Mr. Yuki Indrayadi; (vii) Mr. Adam Wirahadi; (viii) Mrs. Widuri M. Kusumawati; and (ix) Mrs. Rama Kumala Sari. All of the members of the Planning and Risk Assessment Committee (except for Mr. Abimanyu, Mr. Yasin, Mr. Arryman and Mr. Sartono) are independent external members.
c. Nomination and Remuneration Committee
On May 20, 2003, following TELKOM’s 2003 AGMS, the BoC re-established the Nomination and Remuneration Committee. As of the date of this Annual Report, the Nomination and Remuneration Committee is composed of: (i) Mr. Tanri Abeng, the President Commissioner and the Chairman; (ii) Mr. P. Sartono, an Independent Commissioner and the Secretary; and (iii) Mr. Mahmuddin Yasin, a Commissioner. The committee was tasked with: (a) formulating selection criteria and nomination procedures for strategic positions in the Company based on good corporate governance principles; (b) assisting the BoC and consulting with the BoD in candidate selection for strategic positions in the Company; and (c) formulating a remuneration system for the BoD based on fairness and performance.
The Commissioners’ business address is 5th Floor, Grha Citra Caraka Building, Jalan Gatot Subroto Kav. 52, Jakarta 12710, Indonesia.
3. Board of Directors
Directors are elected and dismissed by stockholder resolutions. In order to be eligible for election, candidates for Director must be nominated by the holder of the Series A Dwiwarna Shares. Each Director is appointed for a term commencing from the date of appointment by the general meeting of stockholder until the closing of the fifth annual general meeting of stockholders after the date of appointment, without prejudice to the right of the general meeting of stockholders to discharge a Director at any time before his/her term of office expired.
As of 2007, the BoD consists of eight Directors, including the President Director (“CEO”), Finance Director (“CFO”), Human Capital & General Affairs Director, Consumer Director, Network & Solution Director, Enterprise & Wholesale Director, Information Technology & Supply Officer (“CIO”) and Compliance & Risk Management Director. Profiles of members of the BoD are presented on pages 34-35.
The principal functions of the BoD are to lead and manage TELKOM and to control and manage TELKOM’s assets. The BoD is responsible for the day-to-day management of TELKOM under the supervision of the BoC. The Articles provide that the BoD shall consist of at least three directors, one of whom shall be President Director and another, the Deputy President Director (upon appointment).
The President Director, or in case of his absence, the Deputy President Director or another Director as provided for in the Articles shall have authority to represent TELKOM and execute documents on behalf of TELKOM, subject to the provisions of the Articles. The President Director shall preside over meetings of the BoD or in his absence, any other member of the BoD appointed from among and by those present may preside over such meeting.
The Articles provide that meetings of the BoD may be held whenever considered necessary upon the request of (i) the President Director, (ii) at least one-third or members of the BoD, (iii) the BoC, or (iv) written notice from shareholder or group of shareholders holding at least one-tenth of the outstanding shares of TELKOM with valid voting rights. The Articles further provide that the quorum for all Directors’ meetings is more than on-half of the members of the BoD present or represented in person or by proxy granted to another Director of TELKOM in such meeting. At Directors’ meetings, each Director shall have one vote and one additional vote for each other Director he represents as proxy.
Resolution of meeting of the BoD shall be by consensus. If consensus cannot be reached, it shall be by the affirmative vote of a majority of the members of the BoD present or represented at the meeting. In the event of a tie, the matter shall be determined by the Chairman of the meeting.
BoD Charter
The duties of Directors and the means by which the BoD operates are provided for in the BoD Charter.
The BoD Charter covers arrangements on:
—	Appointment or act to rights in representation of the Directors and the Company;

—	Mechanism or decision making forum/approval;

—	Criteria of absence and temporary replacement executive of a Director; and

—	Directors’ conflict of interest on related transactions.
Scope and Responsibility of The Board of Directors
1. President Director
Scope and responsibility: Leads and manages the company to be in line with company’s goals and objectives and always seeks ways to improve the company’s efficiency and effectiveness. He is also responsible for managing the company’s assets. He has the responsibility on management and on ownership matters including agreements with third parties.
2. Finance Director
Scope and responsibility: Focused on implementing the management function of the corporation in the directorate of finance. He is also responsible for carrying out a central financial role including managing the operational finance in all business units through the Finance Center and assuring control in all investments in its subsidiary companies.
3. Director of Human Capital and General Affairs
Scope and responsibility: Focused in implementing the management function of the corporation in the directorate of human capital and general affairs. He is also responsible for carrying out a central role in managing human resources in operations in all business units through the Human Resource Center and assuring control in other units of Corporate Services, Support Services and Enterprise Service that includes Human Resource Center (HR Center), Training Center (TTC), Management Consultant Center (MCC), Community Development Center (CDC), pension funds, and institutions.
4. Director Network and Solution
Scope and Responsibility: Focused in implementing the management function of operational business, as a unit, to carry out infrastructure management and services in the area of network and solutions. He is also responsible for managing other business units to include: Division Long Distance, Multimedia Division, Division Fixed Wireless Network and support services such as Research & Development (R&D) Center, Maintenance Service Center (MSC), and Telkom Construction Center (TCC).
5. Director of Consumer
Scope and responsibility: Focused in carrying out the management function of providing delivery channels and customer service for the consumer business. He is also responsible to focus on the management function of the delivery channel and customer segments for retail and consumers.
6. Director of Enterprise and Wholesale
Scope and responsibility: Focused in implementing the management function of the corporation in the area of delivery channels and customer service for the directorate of enterprise and wholesale. He is responsible for carrying out the delivery channel and customer service for Corporate and Wholesale business including other units such as in the Enterprise Service Division (ESC) and Carrier and Interconnection Services Division ( CISC).
7. Director of Information Technology
Scope and responsibility: Focused in implementing the management function in the activities of the company’s information technology and supply management in the directorate of information technology and supply. He is also responsible for managing the Information Service Center and Supply Center.
8. Director of Compliance and Risk Management
Scope and responsibility: Focused in implementing the management function in the activities of compliance, legal and risk management in the directorate of compliance and risk management. He is responsible for focusing on managing the company’s compliance, legal and risk management.
4. Board of Directors’ Committees
Committees are formed by Directors and are required to determine or approve policies comprising initiatives. The Directors have formed 11 committees.

Committees

Committees	Head	Deputy	Secretary	Members	Objectives
1. Ethics and Discipline	President Director (“CEO”)	Director of Human Capital and General Affairs	VP Industrial Relation	Director of Compliance & Risk Management, related Directors, Internal Audit, Senior Management in Working Unit, related VP Level Officer	Implementation of GCG, corporate ethics, employee discipline enforcement
2. Capital Financing and Long-term Investment	President Director (“CEO”)	Director of Finance	VP Management Accountant	Director of Network and Solution, Chief IT Officer, related Directors, EVP SICP, related VP Level Officer	Approval of Company investment programs
3.Regulation	President Director (“CEO’)	Director of Compliance & Risk Management	VP Regulatory Management	Director of Network and Solution, Director of Enterprise & Wholesale and/or Director of Consumer, HCA, related VP Level Officer, related VP Level Officer	Approval of Company policies and recommendations on proposed telecommunication regulations
4.Risk	President Director (“CEO”)	Director of Compliance & Risk Management	VP Process Risk	Director of Finance, related Directors, VP Level Officer and at least one related VP	Identification of Company risk profile and other risk management initiatives
5.Network Production Planning	Director of Network & Solution		VP Infrastructure & Service Planning	Director of Consumer, Director of Enterprise & Wholesale, VP Level Officer and at least one related VP	Approval of framework for integrated production tools and platforms
6.Marketing, Cost & Pricing	President Director (“CEO”)	Director of Consumer; Director of Enterprise & Wholesale	VP Service & Tariff	Director of Network & Solution, Director of Finance, VP Level Officer	Approval of marketing programs (including promotions), cost and pricing
7.Products & Services	Director of Network & Solution	Director of Consumer; Director of Enterprise & Wholesale	VP Infrastructure & Service Planning	Director of Compliance & Risk Management, Director of Finance, EVP SICP, VP Level Officer	Approval of products, initiatives for product and service management including proposed tariff scheme
8.Disclosure	Director of Compliance & Risk Management	Director of Finance	VP Investor Relations	Chief IT Officer, Head of Corporate Communications, Head Of Internal Audit, related VP Level Officer	Approval of disclosure of Company financial report and other information
9.Treasury & Finance	President Director (“CEO”)	Director of Finance	VP Tax & Treasury Management	Director of Compliance & Risk Management, related VP Level Officer	Approval on authority limits for treasury and other financial transactions
10.Subsidiaries Management	President Director (“CEO”)	Director of Finance	VP Subsidiary Performance	Director of Compliance & Risk Management, Director of Human Capital and General Affairs, EVP SICP, related VP Level Officer	Monitoring of subsidiaries management
11.Corporate Social Responsibility	President Director (“CEO”)	Director of Finance	SGM Community Development Center	Director of Finance, Head of Corporate Communications, Head of Corporate Affairs, related VP Level Officer	Approval of plans and budgets for CSR programs
The authority of an Executive Committee member is attached to the position (ex officio) and cannot be delegated.

Rights and responsibilities of the Executive Committees
—	Decide transactional agreement authority or business initiatives to accelerate decision-making process by upholding GCG and prudential principle.

—	Developing strategy, directions and policies related to business management and risk management.
Decision making
—	Decision making is done through Executive Committee meetings.

—	Decision making led by the Head of Committee or, in his absence, the deputy head of committee.

—	A quorum is required to be able to do business.

—	Decisions must be signed by the committee Head and the Secretary.
Executive Committee Meetings during 2007:

Executive Committees	Number of Meetings	Number of Participants
Ethics and Discipline	1 (December 17, 2007)	Director of Human Capital and General Affairs (1); Director of Finance (1); Director of Compliance & Risk Management (1)
Capital Financing and Long-term Investment		—
Regulation	1 (November 2, 2007)	President Director, Director of Network and Solutions, Director of Compliance and Risk Management, Director of Enterprise and Wholesale
Risk	—	—
Network Production Planning	—	—
Marketing, Cost & Pricing	—	—
Product & Service	2 (October 3 and November 2, 2007)	Director of Network and Solutions (2); Director of Finance (2); Director of Compliance & Risk Management (2); Director of Consumer (1); Director of Enterprise and Wholesale (1).
Disclosure	6 (September 17, October 26, November 5, 14, 23 and December 10, 2007)	Director of Compliance and Risk Management, Director of Finance, Chief IT Officer.
Treasury & Finance	—	—
Subsidiaries Management	4 (October 26, November 9, December 11-12, 2007) Notes: DIRNWS, DIR. Consumer and DIR. ITS on-call	President Director (4); Director of Network and Solutions (2), Director of Consumer (2); Director of Finance (3), Director of Human Capital and General Affairs (3); Director of Compliance & Risk Management (4); Chief IT Officer (2)
Corporate Social Responsibility	—	—
5. Directors Support Unit
Investor Relations and Corporate Secretary
The Investor Relations and Corporate Secretary (IRCS) Unit is led by the Vice President, under the Head of Corporate Communications. The Unit is responsible for relations between the Company and its Shareholders and the investment community. IRCS also supports management by providing reliable and accurate information on various matters relating to compliance and good corporate governance. The current Vice President is Harsya Denny Suryo. He graduated with a Bachelor of Arts degree in International Finance from Chaminade University, Honolulu, Hawaii in 1982; earned a Master of Science degree in Management from Boston University in Brussels, Belgium in 1989. He served in various positions including at PT PriceWaterhouse Indonesia (1982-1987), PT Multicor Bank (1989-1992), PT Surveyor Indonesia (1992-2000) as General Manager in Rotterdam and New York branch offices. He served also as Vice President Corporate Secretary of PT Bank Century Tbk (2000-2005) and PT Bank Bumiputera Tbk (2005-2006) prior to joining TELKOM.
Risk Management, Legal & Compliance Unit
Risk Management Legal & Compliance Unit is under the Director of Compliance & Risk Management. The Risk Management, Legal & Compliance Unit comprises several senior staff members from several units responsible to support the balance and parallel between strategy and risks on levels desired and to respond to risks and manage opportunities, promptness in determining company risks, promptness in calculating risks on incidences potential to impact the Company.
Strategic Investment & Corporate Planning Unit
The Strategic Investment & Corporate Planning Unit is under the President Director, comprising of several senior staff members of different units responsible for support and advice to Directors using TELKOM business planning formulations, both long-term and short-term.

Integrated Internal Control (IIC) Project
Directors are supported by the IIC Project comprising of several senior staff members from the financial sector, accounting, internal control and legal sectors. The main responsibility is to integrate plans and execution of control and disclosure procedures to guarantee corporate compliance to rules and regulations.
Internal Audit Unit
The Internal Audit Unit is part of the TELKOM internal control structure responsible for conducting audits and independently assessing TELKOM’s system reliability and effectiveness and internal control mechanism, and supporting the management and operational units to reach each of their targets, with focused roles: (i) SOA compliance, (ii) GCG implementation, and (iii) Implementation of Risk Based business process auditing approach.
TELKOM has succeeded in developing standard operations procedures for its internal control process on financial disclosure applied to TELKOM financial statement preparations for the year ended December 31, 2007. Due to the vast and complex nature of the project, TELKOM has formed the Head of Internal Control Integration Project with duties to handle Internal Control Projects.
6. Board practices
Individual Directors are charged with specific responsibilities. In the event that a vacancy occurs in the BoD, so long as the position remains vacant, one of the other directors will be nominated by the BoC to perform the work of the absent Director. If, for any reason, the Company ceases to have any Directors, the BoC is to assume the ongoing obligations of the BoD and must convene a General Meeting of Stockholders to elect a new BoD within 60 days.
The BoD is required to obtain the written approval of the BoC for the following actions: (i) buying or selling the shares of listed companies in excess of the amount stipulated by the BoC; (ii) participating in or disposing of other capital investments in excess of the amount stipulated by the BoC; (iii) establishing, transferring its interests in or dissolving subsidiaries; (iv) transferring, trading, disposing or acquiring any business segments; (v) entering into licensing agreements, management contracts or similar agreements with other entities; (vi) selling or otherwise disposing of fixed assets in excess of the amount stipulated by the BoC; (vii) ceasing to collect or writing off bad debts from the Company’s books or inventory in excess of the amount stipulated by the BoC; (viii) binding the Company as surety in excess of the amount stipulated by the BoC; and (ix) assuming or granting medium or long-term loans and assuming short-term loans not in the ordinary course of business in excess of the amount stipulated in the Company’s work plan and budget, as approved by the BoC. In addition, any of the above transactions which involve 10% or more of the Company’s revenues or 20% or more of stockholders’ equity or such other amount as specified in Indonesian capital market regulations must be authorized by the stockholders at the general meeting of stockholders. In the performance of its duties, the BoD must act in the interests of the Company.
The Articles provide that members of the BoD are prohibited from assuming the following: (i) a position as director of another state-owned corporation, private companies or other positions that controlling a company, (ii) any position within the structural or functional department of the central or district government, or (iii) other positions outside TELKOM which may directly or indirectly raise conflicts of interest with TELKOM and/or which violate the provisions of applicable laws and regulations. The Articles further provide that if members of the BoD wish to assume any other position not prohibited above or wish to obtain an exemption from the foregoing prohibitions, such Director would require permission from the BoC. In addition, such appointment shall be reported to the general meeting of stockholders.
In addition, the Articles prohibit a Director with conflicting interests to represent TELKOM in the issues causing such conflict of interest. In such cases, TELKOM shall be represented by another member of the BoD with the consent of the Commissioners. In the event that TELKOM faces a conflict of interest with all members of its BoD, TELKOM shall be represented by the BoC or a member of the BoC chosen by the Commissioners in the issues causing such conflict.

Each Director is appointed for a term commencing from the date of appointment by the general meeting of stockholders until five years after the date of appointment, except when ending on days off then the period will be end at the next business day, without prejudice to the right of the general meeting of stockholders to discharge a Director at any time before his/her term of office expires.
None of the Directors or Commissioners has any substantial interest, direct or indirect, in any company carrying on a similar trade as TELKOM.
C. Commissioner and Directors’ Meeting
TELKOM has held a number of BoC meetings, BoD meetings throughout 2007.
BoC Meetings (16 meetings in 2007):

Commissioner	Appointment	Meetings Attended
Tanri Abeng	President Commissioner	16 of 16
Arief Arryman	Independent Commissioner	15 of 16
P. Sartono	Independent Commissioner	16 of 16
Gatot Trihargo	Commissioner (to February 28, 2007)	6 of 9
Anggito Abimanyu	Commissioner	4 of 16
Mahmuddin Yasin	Commissioner (since February 28, 2007)	6 of 7
BoD Meetings (49 meetings in 2007) — eight meetings were led by Arwin Rasyid and 41 meetings were led by Rinaldi Firmansyah.

Director	Appointment	Meetings Attended
Arwin Rasyid	President Director/CEO*	6 of 8
Garuda Sugardo	Vice President Director/COO*	6 of 8
Rinaldi Firmansyah	Director of Finance* President Director/CEO**	6 of 8 38 of 41
John Welly	Director of Human Resources Development*	7 of 8
Arief Yahya	Director of Enterprise & Wholesale (since June 2005)	40 of 49
Guntur Siregar	Director of Consumer*	5 of 8
Abdul Haris	Director of Network & Solution*	7 of 8
Sudiro Asno	Director of Finance**	36 of 41
Faisal Syam	Director of Human Capital and General Affair**	36 of 41
Ermady Dahlan	Director of Consumer**	36 of 41
I Nyoman G. W.	Director of Network & Solution **	37 of 41
Prasetio	Director of Compliance & Risk Management**	38 of 41
Indra Utoyo	Chief Information Technology Officer	39 of 41

*	To February 28, 2007

**	Since February 28, 2007
BoC and BoD meetings were held 18 times. Four meetings were held prior to February 28, 2007, and 14 meetings were held between February 28-December 31, 2007.

Name	Appointment	Meetings Attended
Tanri Abeng	President Commissioner	18 of 18
Arief Arryman	Independent Commissioner	15 of 18
P. Sartono	Independent Commissioner	18 of 18
Gatot Trihargo	Commissioner*	3 of 4

Name	Appointment	Meetings Attended
Anggito Abimanyu	Commissioner	6 of 18
Mahmuddin Yasin	Commissioner**	13 of 14
Arwin Rasyid	President Director/CEO*	3 of 4
Garuda Sugardo	Vice President Director/COO*	4 of 4
Rinaldi Firmansyah	Director of Finance* President Director/CEO**	4 of 4 14 of 14
John Welly	Director of Human Resources Development*	2 of 4
Arief Yahya	Director of Enterprise & Wholesale (since June 2005)	15 of 18
Guntur Siregar	Director of Consumer*	2 of 4
Abdul Haris	Director of Network & Solution*	4 of 4
Sudiro Asno	Director of Finance**	14 of 14
Faisal Syam	Director of Human Capital and General Affair**	10 of 14
Ermady Dahlan	Director of Consumer**	14 of 14
I Nyoman G. W.	Director of Network & Solution **	13 of 14
Prasetio	Director of Compliance & Risk Management**	13 of 14
Indra Utoyo	Director of Information Technology & Supply**	14 of 14

*	To February 28, 2007

**	Since February 28, 2007
D. Compensation
Each Commissioner is granted a monthly honorarium and certain other allowances and is paid an annual bonus if TELKOM surpasses certain financial and operating targets, the amounts of which are determined by the stockholders at the general meeting of stockholders. Each Commissioner also receives a lump-sum bonus paid at the end of the Commissioner’s term pursuant to an MoF letter which applies to all state-owned companies. Each Director is granted a monthly salary and certain other allowances (including a pension if such Director is otherwise eligible). Each Director also receives an annual bonus (tantiem) if TELKOM surpasses certain financial and operating targets, the amounts of which are determined by the stockholders at the general meeting of the stockholders. Bonuses and incentives are budgeted annually and are based on the recommendation of the BoD which must be approved by the BoC before submission to the stockholders. No fees are paid to the Commissioners or Directors for their attendance at their respective board meetings.
DETERMING THE REMUNERATION PROCESS FOR BOARD OF COMMISSIONERS
Honorarium Payment
The honorarium payments received by the BoC is determined by a formula similarly applied to determine the salary of the BoD. However, the amount uses the percentage benchmarked against the salary of the President Director as mentioned in the Circular Letter from the Secretary of the Ministry of State Owned Enterprises No S - 326/SMBU/2002 date May 3, 2002 approved by the AGMS. The honorarium payments to the member of the Board of Commissioners were approved by AGMS on June 29, 2007.
Determining the Fringe Benefits and Facility
Fringe benefits and facility for members of the BoC were determined from an independent study that calculates fringe benefits and facility member of the BoD. The result from the independent consultant study requested by the BoC was acted in accordance with the AGMS resolution dated May 9, 2004 as reported to the shareholders of the Dwiwarna Share for approval commencing January 1, 2003.
Determining the benefits and facilities for the BoC affective starting January 1, 2003 was reported at the AGMS on July 30, 2004. Based on the policy on honorarium the benefits and facilities for the BoC was also reported to the capital market authority.
Determining the Remuneration Process for BoD
Board of Directors Salary
The Nomination and Remuneration Committee compiles a salary formula for the BoD where subsequently it was discussed and approved in the BoD and BoC meeting. The result of the salary formula made by the Nomination and Remuneration Committee approved by the BOD and BoC is subsequently submitted to the AGMS for approval. On June 29, 2007, the salary for the BoD was decided by the AGMS.
Benefits and Facilities
Based on the decision of the AGMS dated May 9, 2003, the AGMS gave the authority to the BoC to determine the benefits and facilities of the BoD based on an independent study by a consultant.
After the result of the independent study and as reviewed and agreed by the BoD and BoC, the BoC determined that the new formula became effective as per January 1, 2003.
The benefit and salary of the BoD determined by the BoC was reported to shareholders of the Dwiwarna Share and in the AGMS dated July 30, 2005. The benefits and facilities of the BoD were reported to the shareholder of the Dwiwarna Share and the AGMS dated July 30, 2004. The benefits and facilities for the BoD were valid for fiscal year 2003, 2004, 2005, 2006, 2007 and will be proposed to remain valid for the fiscal year 2008.
According to applied rules, the salary, benefits and facility for member of BoD were reported to the capital market authorities and the Dwiwarna Share holder.
BoC Remuneration 2007 (in million Rupiah)

Commissioner	Salary	Tantiem	Insurance	Other Benefits	Total
Tanri Abeng	597.4	627.3	—	928.6	2,153.3
Anggito Abimanyu	537.7	564.5	—	794.8	1,897.0
Arif Arryman	537.7	564.5	—	867.7	1,969.9
P. Sartono	537.7	564.5	—	859.9	1,962.1
Gatot Trihargo	272.2	564.5	—	565.7	1,402.4
Mahmuddin Yasin	318.6	—	—	388.4	707.0
     BoD Remuneration 2007 (in million Rupiah)

Director	Salary	Tantiem	Insurance	Other Benefits	Total
Rinaldi Firmansyah	1,374.4	1,411.3	372.3	1,582.1	4,740.2
Arief Yahya	1,256.4	1,411.3	372.3	1,312.3	4,352.4
Faisal Syam	1,062.0	—	372.3	1,253.4	2,687.7
Ermady Dahlan	1,062.0	—	372.3	1,102.1	2,536.5
Indra Utoyo	1,062.0	—	372.3	1,192.8	2,626.4
I Nyoman G W.	1,062.0	—	372.3	1,462.5	2,896.8

Director	Salary	Tantiem	Insurance	Other Benefits	Total
Sudiro Asno	1,062.0	—	372.3	1,438.6	2,872.9
Prasetio	1,062.0	—	372.3	1,963.8	3,398.2
Arwin Rasyid	216.0	1,568.2	—	229.8	2,014.0
Garuda Sugardo	205.2	1,489.8	—	202.5	1,897.5
John Welly	194.4	1,411.3	—	213.4	1,819.1
Guntur Siregar	194.4	1,411.3	—	193.9	1,799.7
Abdul Haris	194.4	1,411.3		206.3	1,812.0
E. Share Ownership
All the directors and commissioners individually beneficially own less than one percent of shares of the Company and their respective beneficial share ownership in the Company has not been disclosed to stockholders or otherwise made public. Among the Directors and Commissioners only two hold Company shares. As of the date of this Annual Report, Mr. Ermady Dahlan holds 17,604 Shares and Mr. Indra Utoyo holds 5,508 Shares.
F. Training Program for Competence Enhancement of Board of Commissioners
Competence Enhancement for Board of Commissioners

MEMBER OF
BOARD	PROGRAM	VENUE	DATE
Arif Arryman	2007 Conference On Sarbanes Oxley Act 404	London	May 10-11, 2007
	SEC Conference	Amsterdam	October 27-28, 2007
P. Sartono	SEC Conference	Amsterdam	October 27-28, 2007
Competence Enhancement Program for Board of Director

MEMBER OF
BOARD	PROGRAM	VENUE	DATE
Rinaldi Firmansyah	IBM IMPAC 2007	Washington DC	May 20-25, 2007
	Initial Fact Finding Mission	Singapore	Nov 11-17, 2007
	Talent Management Summit 2007	Singapore	Dec 4-5, 2007
Ermady Dahlan	THE ASIA BUSINESS FORUM	Kuala Lumpur	Apr 23-25, 2007
	Converse Technology	Singapore	Aug 16, 2007
	Web Methods Training (Integration Workshop)	California	Nov 5-7, 2007
Faisal Syam	Corporate Leadership forum 2007	Singapore	Mar 15-16, 2007
	15th World Conference on Cooperative Education	Singapore	Jun 26-29, 2007
	The Human capital & Talent management Conference	Kuala Lumpur	Jun 26, 2007
	Internship program in Singtel	Singapore	Oct 8-10, 2007
	Enterprise Architecture	New York	Oct 22-26, 2007
	Louis Allen Worldwide Conference	Kuwait	Nov 1-9, 2007
	Benchmark of championship of network access in 2007	Seoul	Nov 4-9, 2007
	Benchmark Knowledge Management in European MAKE Winner	Barcelona	Dec 10-11, 2007
Sudiro Asno	Minimizing Churn and Building Customer Profitability	Singapore	May 21-24, 2007
	Master class in Leadership	Singapore	Nov 1-2, 2007
I Nyoman Gede Wiryanata	Telecommunications Strategy and Marketing	Paris	Dec 10-15, 2007
	WRC-07, International Telecommunication Union-ITU	Geneva	Nov 12-16, 2007
Prasetio	Training Effective Project Management	Kuala Lumpur	Mar 28-29, 2007
	Benchmark anti fraud Program, Mechanism of Communication & Supervision of Audit Committee	Singapore	Sep 6-7, 2007
	Conference on Sarbanes -Oxley 404	Amsterdam	Sep 27-28, 2007
	The Internal Communication Black Belt Program	Sydney	Nov 1-2, 2007
Arief Yahya	THE ASIA BUSINESS FORUM	Kuala Lumpur	Apr 23-25, 2007
	Seminar Strategic for optimizing Telecoms CAPEX & OPEX	Bangkok	Nov 28-29, 2007
Indra Utoyo	OSS BSS Asia Pacific Summit 2007	Singapore	Mar 26-27, 2007
	Integrated IT to Support Customer Centric Strategy	Beijing	Apr 23-26, 2007
	Benchmark in British Telecom (BT)	London	Sep 6-7, 2007
IBM Executive Forum (GTEF) and Frunhofer Institute for open Telecommunication
	Training Reimbursement Bank of New York	Paris	Oct 19-26, 2007
DISCLOSURE CONTROL AND PROCEDURE POLICY
The Policy on Disclosure Control and Procedure dated June 28, 2007 is a control and procedure designed and carried out to provide confidence that all financial and non-financial information disclosed in the company financial statement submitted to the stock exchange board, and to the majority shareholders, other shareholders, interested parties, and the general public, has been compiled, reviewed, recorded, processed, highlighted and submitted promptly and accurately, are accumulated and communicated to the company management and reliable with a grace period determined in the stocks exchange regulation.
The Directors’ policies consists of, among others, Disclosure Control System, Arrangement Mechanism and Review Disclosure, Disclosure Committee, Evaluation on Control and Procedure Disclosure, Duties, Rights and Obligations related to Control and Procedure Disclosure.
Disclosure Control System
This is a system developed to provide for the timely review and proper dissemination of any critical information about the Company to the investors and the investment community.
Arrangement Mechanism and Review Disclosure
Mechanism using cascading as every side is involved in the arrangement process and cooperates to review disclosure collectively responsible to the certifying officer/approver to confirm that all information material has been disclosed by the Company to the shareholders, investors, public and stakeholders consistently, accurate, complete and comply to the external and internal company regulations and should provide clear and complete documentations showing effectiveness and efficiency as proof of arrangement process and review disclosure has been done.
Disclosure Committee
In the Disclosure Committee, membership is arranged comprising Coordinator, Deputy Coordinator, Head, Prime Members, Members, External Members, Quality Assurance Reviewer, Reviewer on Compliance and Secretary, and also by duties, obligations, rights and work procedures.
Evaluation on Control and Procedure Disclosure
Evaluation is done through phases by the Head of Sub Disclosure Committee involving related parties. All arrangement processes and review disclosures are done periodically.

TELKOM BUSINESS ETHICS
     TELKOM’s Business Ethics comprise of a set of Working Ethics and Business Ethics which are designed to sustain the Company’s growth and transformation in the future.
     The Company’s Working Ethics, known as The TELKOM Way (TTW) 135, emphasizes several elements being part of every employee’s behavior and consists of one basic assumption, three prime values, and five step behaviors. The single basic assumption is called “Committed to you” (Committed 2 U). The three prime values cover: customer value, excellent service and competent people. Five step behaviors: to win the competition, by stretching our goals, simplifying, involving everyone, achieving quality in our work, and rewarding winners. The TTW 135 is expected to create effective cultural control on how to sense, how to see, how to think and how to behave, by all TELKOM employees.
     The Company’s Business Ethics imposed certain rules that each employee must abide in maintaining a professional, honest, fair and consistent business practice with all of its stakeholders (customers, partners, shareholders, competitors, and public). It also emphasizes TELKOM’s commitment to comply with the applicable rules and regulations. As a state-owned enterprise and flagship of the information and communication business in Indonesia, TELKOM must maintain a transparent and constructive relationship with the Government as the regulator and majority shareholder of the Company. This is important to prevent conflicts of interest and protect the interests of the minority shareholders.
     To firmly implement the Company’s Business Ethics, management continuously strives to — enhance employees understanding of the importance of having an ethical business practice through Patriot 135 Meeting which takes place every Wednesday for 30 minutes and is done in the early working hours at the work place. Unit heads provide directions and monitor the implementation of Patriot 135 Meeting from the previous month and every fifth day of every month the Head units report the monitoring results to the Human Capital and General Affairs Directorate.
In addition to the Business Ethics above, the Company also adopts certain policies to mitigate the risk of unfair dealing and fraud, by issuing a Policy on Prohibition of Gratification, Policy on Whistleblower Reporting and Anti Fraud Policy.
POLICY ON PROHIBITION OF GRATIFICATION
     The Company has adopted a policy on the prohibition of gratification to all employees and directors, i.e., not to provide nor accept money, goods, facilities or gifts in any form, including parcels given to or provided by executives, working partners, business partners or other parties or from anyone related to the position or duties as a senior officer or as staff employee.
POLICY AND PROCEDURES ON REPORTING (WHISTLEBLOWER)
In an effort to implement GCG policies, apply company values and comply with the SOA Section 404 requirements, the Company has adopted policies and procedures on reporting, which include accepting and handling reports to develop a more transparent and professional company.
The SOA 404 project has redesigned internal controls on financial reporting using COSO Framework covering transactional level controls and entity level controls. The audit committee as an element of entity level internal control is obliged to provide a whistleblower policy and procedure designed to receive, review and follow-up reports especially those reported by TELKOM employees.
ANTI-FRAUD POLICY
Directors have a commitment to prevent and eliminate fraud within the TELKOM environment, through integrated management,,management system and effective internal control. The commitment is shown in TELKOM’s Anti-Fraud Policy.

INFORMATION ON CORPORATE DISCLOSURES
     TELKOM is aware that two important principles of good corporate governance are accountability and transparency. Through our investor relations and marketing communications unit, we continually strive to ensure that information disseminated will be accurate, clear, timely and complete as possible to promote and maintain market integrity and stakeholders confidence.
     Below is a list of information disclosed during 2007:

Information Transparency Activities-	Number of
Investor Relations & Corporate Secretary Unit	Activities	Date
Conference Call for Performance Report	4	Every three months
Analyst/Investor meeting	110	Two times a week on average
Public Expose	1	May 29-31, 2007
EGMS & AGMS	2	February 28, 2007 and June 30, 2007
Press Release	21	January-December 2007, except August 2007
Investor Conference	7	April, May, June, September and November 2007
Roadshow	2	August 4-12, 2007 and August 25-31, 2007
Announcement:
a. AGMS	7	January, February, March, May, June, July 2007
b. Financial Report	2	May 24, 2007 & July 31, 2007
c. Dividend Interim	1	November 12, 2007
d. Information Transparency	2	January 30, 2007 & May 31, 2007

Information Transparency Activities-	Number of
Marketing Communication Unit	Activities	Date
Press Release	100	January-December 2007 (four press release a month on average)
Press Conference	7	April, May, June, September and November 2007
TELKOM corporate disclosures can be accessed through the Company’s website at:
http://www.telkom-indonesia.com
AUDITOR INDEPENDENCE
The Company’s financial statement for fiscal year 2007 was audited by KAP Haryanto Sahari & Rekan, a member firm of PricewaterhouseCoopers (“PwC”). The appointment of the independent auditors for fiscal year 2007 was carried out in accordance with the appropriate procedures for such an appointment, taking into account both the independency and qualification of the independent auditors that were required by the Company, as referred to in the Report of the Audit Committee for said fiscal year.
The following table summarizes the aggregate fees billed to us by PwC in 2006 and 2007, respectively:

	Years Ended
	December 31,
	2006	2007
	(in Rp. million)
Audit Fees	55,558.0	53,500.0	*
Audit-Related Fees	—	—
Tax Fees	—	—
All Other Fees	—	275.6	**

*	the fees exclude applicable Value Added Tax of 10%
**	the fees paid for Auditing Standard 105 (AS 5) training conducted by PwC and excluded Value Added Tax of 10%.
Audit fees in the above table are the aggregate fees billed by PwC in 2006 and 2007, in each case in connection with the audits of our annual consolidated financial statements.

Compliance & Risk Management
     As a company committed to implementing Good Corporate Governance, the Company applies risk management to all of its business units. To ensure that the implementation of Corporate Risk Management process is carried out well, the Company develops its internal environment, which supports the implementation of the Corporate Risk Management. This consists of the development of coordination and supervision functions, Corporate Risk Management as part of the whole processes of Corporate Management, risk culture management, competence, and the development of supporting policies.
To cope with the challenges on business development and quick InfoComm services, having regulations that do not fully support the quick development of technology, thus, since April 4, 2007, the Directorate of Compliance & Risk Management (CRM) has determined its vision in 2006-2010 “To Establish Risk Management as a Binding Culture”, “To Business Process and Operations of TELKOM”, and its mission “To Become the Best Friend of All Business Unit and Operations in TELKOM”.
Risk management has been implemented significantly well, as an operational activity process, applied by employees before considering a business activity. Basically, it is a consideration based on the balance between the objective of achieved business target, with employee valuation on the possible risks, or with the Check and Balance principles.
Visions and implementation stages from 2006-2009 are:
•	In 2006: to map-out of policies, business processes and operations;
•	In 2007: to ensure availability of policies on all processes;
•	In 2008: to establish risk management as a necessity in every process; and
•	In 2009: to ensure implementation of risk management in a disciplined manner.
To achieve these visions and missions, there are several steps that require attention:
•	Develop a disciplined attitude on quality business process that has been approved and has become an end-to-end business process, with an assessment of risks. Discipline should become a commitment and the responsibility of every individual working in TELKOM;
•	Proactiveness is expected in every business units because every area/unit could have different and unique conditions. Thus, proactiveness in every PO-DC unit, to provide input and policy suggestions needed is very meaningful. Initiatives are a bottom-up approach, and policy is top-down approach, according to the market conditions and always uphold prudentially; and
•	Business orientation should be in the framework of good corporate governance and should immediately eliminate several unnecessary processes. Applying de-bureaucratism or empowerment, and thus decisions can be made faster and more effective, and cautiously, and avoid negative unexpected impacts.
Activity focuses in 2007 are:
•	Understanding and apprehending risk management functions, internal controls and internal audits;
•	Clear role and policy regarding the three functions; and
•	Quality control on business and operational processes, based on cautiousness principles and being market-oriented.
Activity program in 2007:
•	To continue the 2006 program, i.e. mapping out of business and operational process policies with the following activities:
—	Enhanced all mapped-out business and operational processes;

—	Eliminated finished policy inventory process;

—	Mitigated identification of all available potential risks;

—	Strengthened policy development and improvement gradually;

—	Eliminated bureaucracy to speed-up processes;
•	Ensure availability of policy on all processes:
—	Every risk reporting system to control process;

—	Develop and improve SOA & non SOA business process policy;

—	Decentralizing several processes based on risk management principles;

—	All operational and business processes have been applied with anti-fraud risk management program.
Activities completed in 2007 include:
•	Socialization of the implementation of Integrated Audit 2007, dated August 24, 2007, to all senior leaders. To conduct the Integrated Audit 2007, PCAOB AS5 standard was used. As an impact, audits are more focused on significant key risk and key control areas;
•	Socialization on the implementation of ISMS dated August 28, 2007. Information Security Management System (ISMS) i.e. management system for confidentiality, integrity, and availability information asset, including keeping the originality, accountability, validity and reliability of information system. ISMS is a management commitment in order to complete ICOFR problems, as Material Weakness citation is one of them, coming from Access Control. TELKOM as a registrant of the NYSE is obliged to conduct IT Governance;
•	Simplify policies by mapping-out all available policies and conduct cut-off on expired policies, and eliminate overlapping, and reordering into Standard Operating Procedures (“SOP”).
The Company has consolidated its policies, from approximately 900 policies, to approximately 550 policies. The next stage will be reviews and restructuring of internal corporate policies.
Report of Audit Committee
Duties and Responsibility of Audit Committee
The duties and responsibilities of the Audit Committee are established in this Committee’s Charter which, in turn, is amended by the BoC. The Audit Committee Charter is regularly evaluated and amended to ensure compliance with Bapepam and SEC requirements and other relevant regulations. The Audit Committee Charter was most recently amended by Commissioner Decision No. 20 KEP/DK/2006 on September 11, 2006. During 2007, updates were not required, due to the fact that there were no changes in capital market regulations, requiring adjustments to duties and responsibilities of Audit Committees.
Essentially, the primary responsibilities of the Audit Committee, as provided for in the Charter, are to conduct supervision and monitoring in order to:
1.	support and increase the integrity and reliability of TELKOM’s financial statements;

2.	support and increase the effectiveness and reliability of internal controls;

3.	implement relevant capital market regulations and other laws related to corporate operations including Bapepam and SEC requirements;and

4.	ensure the effectiveness of policy and risk management, carried out by the BoD.
The Audit Committee also receives and handles complaints and other duties as required by the BoC. It is assigned to conduct supervision and monitoring on corporate governance on capital market regulations and financial reporting risks. It is also empowered to engage independent professional advisers, including legal counsel, in the carrying out of its functions.
Structure and Composition of The Audit Committee Members
In 2007, there was only one change in the composition of the membership of the Audit Committee: Gatot Trihargo’s term as a Commissioner and a member of this committee ended on June 29, 2007 during the AGMS. The current structure and composition of the Audit Committee, as determined by Commissioner Decision No: 13/KEP/DK/2007 dated July 31, 2007, is as follows:

Chairman/Member	:	Arif Arryman

Secretary/Member	:	Salam

Members	:	P. Sartono

M Ghazali Latief

Sahat Pardede

Jarot Kristiono
Arif Arryman and P. Sartono are Independent Commissioners.
Audit Committee members are collectively responsible for the Committee’s effectiveness. This allows each member to be able to focus his attention on his particular duties, as well as ensuring that the mandate of the Committee is fulfilled.
The duties carried by each Committee member are as follows:
Arif Arryman, Chairman/Member
The profile of Arif Arryman is presented on page 32.
Mr. Arryman is the chair of the Audit Committee meetings and is responsible for the direction, coordination, and monitoring of the execution of duties of each Committee member.
Salam, Secretary/Member
Mr. Salam is a registered Public Accountant and has experience in auditing, accountancy, and finance. From 1974 to 1989, he was an employee of Badan Pengawasan Keuangan dan Pembangunan (Financial and Development Supervisory Board), AVP Business Development Division of PT Rajawali Wirabhakti Utama, Head of Corporate Control Unit PT Pabrik Rokok Cap Bentoel and Finance Director of PT Telekomindo Primakarya. He holds a degree in accounting from the Institut Ilmu Keuangan in Jakarta.
Mr. Salam’s duty is to facilitate the execution of duties by Committee members, manage correspondence, prepare documents, report on charter updates and committee work and coordinate the process of independent auditor selection.
P. Sartono, Member
The profile of P. Sartono is presented on page 32.
Mr. Sartono is in charge of supervising and monitoring the Company’s corporate governance and keeping current with capital market regulations and other laws relating to corporate operations.
M. Ghazali Latief, Member
Mr. Latief is a registered public accountant and a Partner of Kantor Akuntan Publik Ghazali, Sahat dan Rekan, he has a wide range of experience in auditing. Previously, he was Director of Financial and Development Supervisory Board and a member of Financial Control Board. He holds a degree in accounting from Institute Ilmu Keuangan in Jakarta and a MSc. Degree in Management from the Management Education Institute ADL in Cambridge, Massachusetts.
Mr. Latief’s primary duty is to supervise and monitor policy effectiveness and the risk management program conducted by the Directors, including monitoring for and identifying possible instances of fraud with the potential of loss to the Company and acting to minimize such risks.
Sahat Pardede, Member
Mr. Pardede is a registered Public Accountant and Managing Partner of Kantor Akuntan Publik Ghazali, Sahat dan Rekan. He has extensive experience and expertise in auditing and possesses a broad knowledge of financial accounting and internal control as established in SOA Section 404. From 1981 to 2000, he was employed at the Finance and Development Supervisory Board. He is a graduate in accounting from Sekolah Tinggi Akuntansi Negara (STAN) in Jakarta and holds a Masters Degree in Business Administration from Saint Mary’s University in Halifax, Canada.
Mr. Pardede’s primary duty is to supervise and monitor the integrated audit process and consolidated financial reporting, including the implementation of financial accounting standards and the effectiveness of ICOFR.
Jarot Kristiono, Member
Prior to joining as a Telkom Audit Committee member, he was Head of Internal Control Unit of PT Koneba Persero, a state enterprise in energy, an AVP Internal Control of Indonesian Bank Restructuring Agency (BPPN) and an AVP Internal Control in Panin Bank Jakarta. He is a graduate.

of civil technical engineering from Bandung Institute of Technology and holds a Masters Degree in Accounting Management from Indonesia University in Jakarta.
Mr. Kristiono is responsible for conducting supervision and monitoring over the effectiveness of of internal controls, including supervision and report handling.
Frequency of Meetings and Attendance Levels of Audit Committee Members
During 2007, the Audit Committee met 72 times. These meetings were held in accordance with the provisions of the Audit Committee Charter and in such a manner so as to facilitate the carrying out of the duties and responsibilities for each member and for the Audit Committee. Attendance levels, meeting category and frequency of meetings are described as follows:

Audit Committee	Attendance
Member	levels

Arif Arryman	89%
Salam	90%
P. Sartono	56%
Gatot Trihargo	3%*
M. Ghazali Latief	81%
Sahat Pardede	81%
Jarot Kristiono	84%

*	Until June 29, 2007

Types of meetings	Number of meetings

Audit Committee internal meeting	22
Reappointment of Independent Auditor meeting	5
Meetings with the Independent Auditor	11
Meetings with Internal Audit	7
Meetings with Directors and Management	21
Other meetings	6
1.	Audit Committee internal meetings were held to discuss and respond to issues on accounting, internal control auditing and complaint handling, including briefings on regulatory developments related to the execution of Audit Committee responsibilities and member duties.
2.	Reappointment of an independent auditor for TELKOM, including the selection process, to advise the Commissioners. This led to a recommendation to the AGMS held on June 29, 2007 to reappoint KAP Haryanto Sahari & Rekans, a member firm of PricewaterhouseCoopers (“PwC”), as the independent auditor to conduct the integrated audit for the 2007 fiscal year.
3.	Meetings with Internal Audit were held to support and continue to ensure the effectiveness of Internal Audit and to help detect fraud.
4.	Meeting with independent auditors were held to ensure the proper supervision of the integrated audit process.
5.	Meeting with Directors and Management were held to help monitor the integrated audit management process, review progress on internal control significant deficiencies, material weaknesses in ICOFR and solutions to accounting problems.
Execution of Duties of Audit Committee
2007 was the second year in which TELKOM conducted an integrated audit to comply with SOA Section 404. During 2007, the Audit Committee focused attention on aspects of supervision and monitoring to encourage increased integrity and reliability of financial reports and increase the effectiveness of ICOFR. This included observing the efforts of the Directors and the Management to fulfill SOA Section 404 requirements and to implement guidance issued in May 2007 by the SEC to assist management in planning and performing its evaluation of ICOFR.

Appointment of Independent Auditor
The Audit Committee advised the BoC and the BoD who, in turn, advised the 2007 AGMS held on June 29, 2007, on the appointment of KAP Haryanto Sahari & Rekan, a member firm of PricewaterhouseCoopers (“PwC”) as the independent auditor to conduct the integrated audit for the fiscal year 2007.
Supervision of Integrated Audit
The Audit Committee played a supervisory role in the integrated audit for fiscal year 2007 to assist the independent auditors and to help ensure that this was done in an objective and independent manner, and carried out in reliance on the Public Accountant’s Professional Standards determined by Institut Akuntan Publik Indonesia (“IAPI”), the Indonesian Institute of Certified Public Accountants, and audit standards determined by the Public Company Accounting Oversight Board (“PCAOB”). This included the following:
a.	discussions on the scope of work and planning of integrated audits;

b.	holding periodic meetings with the independent auditors, with or without Management, to evaluate implementation progress of the integrated audit and to discuss accountancy matters, internal controls and obstacles identified by the independent auditors;

c.	monitor discussions and audit findings; and

d.	ensuring communications between the Company and its independent auditors were carried out in accordance with established auditing standards.
Increase Effectiveness of ICOFR
To further increase effectiveness of TELKOM’s ICOFR efforts, during 2007 the Audit Committee:
1.	conducted supervisory and monitoring efforts on the efforts of the BoD and the Management to help design and operate the ICOFR and help identify and address significant deficiencies and material weaknesses;
2.	conduct discussions at the corporate and divisional levels to further understand the ICOFR progress and help ensure the integrity and reliability of financial reporting.
Handling Complaints
Bapepam regulations and SOA Section 301 obliges the Audit Committee to handle complaints related to certain aspects of Company operations. This includes the mandate to receive, review and follow-up complaints related to accountancy issues, internal control and auditing by preserving the identity of the reporter.
The Audit Committee manages the Company’s Whistleblower Program adopted in accordance with Commissioner Decision No. 03/KEO/DK/2006 dated February 10, 2006 and ratified by Director Decision No. KD.48/HK260/RLC-33/2006 dated September 6, 2006. The Audit Committee has overseen efforts to coordinate complaint handling with Telkomsel.
During 2007, the Audit Committee received 11 complaints from Telkom employees and four complaints from Telkomsel employees. All complaints received were reviewed, but certain of these could not be followed up.

Complaints	Telkom	Telkomsel	Total

Receive	11	4	15
Follow-ups	8	4	12
Non Follow-ups	3	0	3
Non follow-up complaints are those that do not meet complaint requirements, such as those determined in Commissioner Decision No. 03/KEO/DK/2006.

Report of the Nomination and Remuneration Committee
Summary on the Activities of Nomination and Remuneration for 2007 Annual Report Committee
1. Framework on the Formation of Nomination and Remuneration Committee
     The Nomination and Remuneration Committee was formed based on the Commissioner’s Decision No 003/KEP/DK/2005 dated April 21, 2005 regarding the Formation of Nomination and Remuneration Committee of TELKOM. According to the Commissioner’s Decision, the duties of the Nominations and Remuneration Committee are to:
—	Arrange nomination and selection system for strategic positions within the Company, referring to good corporate governance principles, i.e. transparency, accountability, responsibility, fairness, and independency;

—	Assist the Commissioners who are engaged with the Directors in selecting candidates for strategic positions in the company, i.e. one level under Directors and under Directors of consolidated companies, then to be passed on to shareholders A Dwiwarna series;

—	Arrange remuneration systems of company Directors on a fairness basis and performance basis.
2. Nomination and Remuneration Committee Membership
     Nomination and Remuneration Committee membership is arranged in the Commissioner’s Decision Number: 003/KEP/DK/2005 dated April 21, 2005 regarding the Formation of Nomination and Remuneration Committee of PT Telekomunikasi Indonesia Tbk. and has been changed through Telkom Commissioner’s Decision Number: 14/KEP/DK/2007 dated August 2, 2007 regarding Membership Changes of Nomination and Remuneration Committee of PT Telekomunikasi Indonesia Tbk. Based on the Commissioner’s Decision, membership structure of Nomination and Remuneration Committee is as follows:

Chairman/Member	:	Tanri Abeng (President Commissioner);
Secretary/Member	:	P. Sartono (Independent Commissioner);
Member	:	Mahmuddin Yasin (Commissioner) — replacing Gatot Trihargo
3. Activity Description of Nomination and Remuneration Committee in 2007
a. Field of Nomination
     In carrying out its duties in 2007, the Committee refers to the agreement by the Commissioners and Directors in 2005, as written in the Commissioner’s Decision No. 004/KEP/DK/2005 dated July 12, 2005 regarding appointment of strategic position in the company, i.e.:
—	To fill a position one level under Directors in the Company and Directors of Subsidiaries, Directors should consult with the BoC;

—	In line with the Articles of Association of the Company, to fill the position of Directors and Commissioners within a consolidated subsidiary, that contributes a revenue of 30% of the Company i.e. PT Telkomsel, TELKOM Directors should obtain agreement from the BoC. Before the written agreement is determined, TELKOM Commissioners representing shareholders of series A Dwiwarna are obliged to consult with the shareholders of series A Dwiwarna, one month in advance.
Related to the above matter, during 2007, the Committee has provided input to TELKOM Directors regarding nominations for several strategic positions, including Executive General Managers (EGMs) of Regional Divisions III, IV, V, VII, Fixed Wireless Network (FWN) Division and Enterprise Service Center.
As to its subsidiaries, the Committee plays an important role in selecting the President Commissioners, Commissioners, Finance Director, Director Planning and Development of Telkomsel; President Director of Metra and Directors of TII.
b. Field of Remuneration
     In the field of remuneration, currently, the Committee still assists the execution of independent consultant review regarding provision of compensation of post-employment to the BoD and BoC according to the mandate of 2006 General Meeting of Shareholders. Decisions regarding the matter are expected to be delivered in the next 2007 General Meeting of Shareholders.
Aside from the implementation of the review, the Nomination and Remuneration Committee has provided important input during the arrangement of management contract (KM) in 2008. Several important materials requested by the Nomination and Remuneration Committee to be included in the KM, includes:
—	Determination of weight according to indicators in the KM so that more focused target setting is formed with a fair and auditable measuring method;

—	Weight proportions among more Balance Score Cards — financial elements should no longer become elements with largest weight;

—	Measuring transformation process in the Company, covering culture transformation, competency, technology, portfolio, and business.
Report of the Committee for Planning and Risk Assessment
Activity Summary of Planning and Risk Review Committee (KPPR) for Annual Report 2007
1. Framework on Formation Determination of KPPR
     Planning and Risk Assessment Committee (Komite Pengkajian Perencanaan dan Risiko, KPPR) was formed on May 19, 2006 through Commissioner’s Decision of TELKOM Number: 08/KEP/DK/2006 regarding membership of KPPR of TELKOM. The committee provides comprehensive reviews and necessary inputs in order to fulfill its objective to assist TELKOM Commissioners in reviewing and monitoring the process of corporate planning, the process of corporate plans’ execution budget disbursement for capital expenditure, and the implementation of enterprise risk management within the Corporation.
     Based on the KPPR Charter stipulated through TELKOM Commissioner’s Decision Number: 06/KEP/DK/2006 dated May 19, 2006, which is then amended through Decision No: 07/KEP/DK/2007 dated 25 April 2007, KPPR is obliged to:
a.	Deliver review results on Long-Term Corporate Planning or Corporate Strategic Scenario (CSS) and Annual Business Budget Plan (Rencana Kerja Anggaran Perusahaan or “RKAP”) proposed by the Directors according to schedule determined by the Commissioners;
b.	Deliver periodic reports to the Commissioners regarding reviews on CSS and RKAP execution, and implementation of enterprise risk management in the Corporation;
c.	Provide advice and recommendation as consideration for Commissioners in approving CSS and RKAP;
d.	Provide advice and recommendation regarding risk management steps that should be done by the Corporation;

e.	Uphold corporate confidentiality according to applied stipulations.
2. Membership of KPPR
     According to TELKOM Commissioner’s Decision Number: 16/KEP/DK/2007 dated September 21, 2007 regarding changes on membership structure of TELKOM’s KPPR, the KPPR membership structure is as follows:

Chairman/Member	:	Anggito Abimanyu (Commissioner);
Deputy /Member	:	Mahmuddin Yasin (Commissioner);
Secretary/Member	:	Ario Guntoro;
Member	:	Arif Arryman (Independent Commissioner);
P. Sartono (Independent Commissioner);
Yuki Indrayadi;
Adam Wirahadi;
Rama Kumala Sari;
Widuri M. Kusumawati.
     All KPPR members have fulfilled independency and competency requirements according to KPPR Charter stipulated in the Commissioner’s Decision No. 06/KEP/DK/2006 dated May 19, 2006.

3. Summary of KPPR Activity in 2007
a.	Corporate Strategic Scenario (CSS)
     Corporate Strategic Scenario (CSS) 2008-2012 refers to developing the Corporate Annual Message (CAM) 2008 and RKAP 2008. During the arrangement process of 2008-2012 cycle in 2007, KPPR and the Management Team have conducted a series of meetings. Core issues discussed in the meeting include: (1) Analysis methodology; (2) Macro and micro assumptions; (3) Internal Corporate Condition Evaluation; (4) Business Strategies and Initiatives; and (5) Financial Projection. Several breakthroughs and perfection was done to provide more accurate and reliable strategic scenario. One of them is by integrating Regional Gross Domestic Product (RGDP) and inflation per province data in calculating addressable markets.
     CSS 2008-2012 has also initiated core implementations of 10 Strategic Initiatives, in terms of concepts and programs for every directorate and subsidiary. By assigning Project Management Office (PMO) to assist the implementation of 10 Strategic Initiatives, the implementation of the programs is expected to be on time and to reach the right target.
b.	Annual Business Budget Plan (RKAP)
     To execute RKAP 2007, Commissioners have specially requested Directors to implement a series of important steps, including:
1.	Integrating business portfolio roadmap in the corporate strategy and increasing management sense of ownership towards corporate strategic planning approved and signed by Commissioners;

2.	Improving capex implementation and accelerating deployment of production equipment to support the fulfillment of operational and financial target reach in the RKAP 2007; and

3.	Increasing the role of TELKOM as a parent company in business planning within its subsidiaries, through the formation of group strategic planning, at least should be formed in the end of January 2007.
     During 2007, KPPR have done a series of monitoring on Commissioner’s directions in the completion of RKAP 2007. Moreover, KPPR and Commissioners have also conducted a series of meetings to discuss Capex proposals with a value of more than Rp.100 billion for the 2008 budget and advice on RKAP 2008.
c.	Monitoring the Implementation of Enterprise Risk Management (ERM) in the Corporation
     KPPR activities on monitoring the implementation of ERM in 2007 include:
1.	Arrangement of the revised draft on Articles of Association related to the issuance of regulations No. 40 year 2007 regarding the limited liability company law (“Indonesian Company Law”), among which are about Annual General Meeting of Shareholders (AGMS), Commissioners, Directors, and Annual Reports; and

2.	Discussions on risk management and mitigation planning on the implementation of 10 Strategic Initiatives.
d.	Certain Director’s action that requires Commissioner’s Agreement
     During 2007, in relation to the fourth scope of work, KPPR provided reviews that include:
1.	Reviews for approval of procurement methods of several projects in the Corporation;

2.	Capital injection proposal review for Metra.
     The reviews are inputs for Commissioners to approve certain issues of Directors proposed by Commissioners.
4.	Activity Statistics of KPPR year 2007*

		Number of	Number of	Number of Activity/
No.	Scope of work	formal meetings	reviews	Monitoring Reports

1	RJPP	15	6	—
2	RKAP	50	41	7
3	Monitor on the implementation of ERM	9	1	1
4	Certain Director’s Decision	2	5	1
	Total	76	53	9

*	Source: KPPR report for 2007 period.

SUSTAINABILITY REPORT
TELKOM’S CORPORATE SOCIAL AND ENVIRONMENT RESPONSIBILITY (CSR) CONCEPT
     As an integral part of society, TELKOM is highly committed to implement and support corporate social responsibility (CSR) programs. Our commitment is primarily driven by the following needs:
—	global environmental concerns demand of us to implement CSR programs;

—	more enlightened views on how TELKOM should develop its business, in line with the aspiration of societies;

—	CSR is part of Good Corporate Governance;

—	growing expectation of global investors for companies to implement CSR;
     On those bases, we place CSR as an integral part of TELKOM’s business strategy. Our philosophy on CSR is that it should not merely serve as a way for companies to undertake charities and social donations, but also to provide the means for communities to undertake long-term sustainable development through learning and empowerment. Nor should CSR activities be construed as a way to minimize or compensate for the adverse impact of corporate activities on social and environmental well-being, by making social contributions and donations.
     TELKOM CSR programs are implemented as per the Company’s vision and mission for the endeavors. Our vision is to become one of the leading CSR proponents in Indonesia and ultimately Southeast Asia. While our mission in CSR activities is to provide long-term solutions to some of the pressing issues that are faced by societies in general. That’s why we have focused our CSR activities in the following areas:
a.	Actively participate to improve education among less-educated groups;

b.	Actively participate to improve the economic conditions of poverty-stricken societies;

c.	Actively participate to preserve the environment.
A. Goal and Focus of Activity
     TELKOM CSR seeks to maintain the long-term sustainability of the Company by engaging in CSR activities within economic, social and environmental frameworks that are beneficial to both the Company and societies, without impairing the interest of shareholders.
The scope of the activities are subdivided into seven pillars of activities, being the focal points of our CSR implementation, in the following areas:
1.	Education: improve the quality and level of education for members of the communities in which TELKOM operates, as well as the families of TELKOM Group employees. Both hard and soft skills;
2.	Health: improve the health standards of certain communities or social groups;
3.	Culture and Civility: it has become the concern of TELKOM to preserve and develop the culture, arts, sports, religion, and other community activities, also as a way to implement our GCG values;
4.	Partnership: to empower local economies and strengthen the growth potential of small-scale businesses, either directly or indirectly, especially those that relate to TELKOM’s businesses, and therefore, can be counted to provide benefits to all sides;
5.	Public Service Obligation: improve the service facilities and telecommunications infrastructure that serve our communities directly;
6.	Environment: a genuine concern to protect and preserve the quality of our environment, both internally and externally, in order to maintain harmonious relationships between the Company and its natural environment; and
7.	Disaster and Rescue: humanitarian aids to help the communities affected by natural disasters.

B. Method of Implementation
TELKOM employs the following methods in the implementation of its CSR programs:
1.	Programs that are managed independently by TELKOM;

2.	Programs that are undertaken synergistically between TELKOM and the TELKOM Group as well as with other parties;

3.	Programs requiring the participation of employees and their families;

4.	Programs requiring the establishment of a task force;

5.	Programs involving the participation of some elements of the community, such as Non-Government Organizations (NGOs) and others.
TELKOM CSR Activities in 2007
The followings are some examples of TELKOM’s CSR activities in 2007.
A. Education
A significant portion of TELKOM’s CSR activities in 2007 were focused on education. The goal is to facilitate better and broader flow of information, as well as provide greater access to information by expanding the distribution of information and technology access, both through formal and non-formal trainings.
CSR programs were related to education. In 2007, funds allocated to educational and training programs accounted for 49% of TELKOM’s total CSR funds. CSR activities in education include scholarships, support for school and laboratory equipment, training and apprenticeship programs for students, and refreshment courses for teachers and faculty members. They also comprise longer term programs such as education for tomorrow (E4T) program, hot spot service program, cyber city program, e-community program, national education network program, smart campus program, smart school and internet goes to school (IG2S), internet goes to army, and internet goes to pesantren (boarding schools).
Village Website Development
TELKOM has developed a village website for the community of Terang Bulan Village in the Sunggal sub district of Medan, North Sumatera. A website profiling the dynamism of a community is expected to be the model for future public information services to a broad segment of the public. The website was showcased on National Social Friendship Day (Hari Kesetiakawanan Sosial Nasional, HKSN) at the Merdeka Square in Medan on December 19, 2007, witnessed by the President of the Republic of Indonesia, Susilo Bambang Yudhoyono.
Activities undertaken include:
1. National Education Network Program
     Provided 100 PCs to schools in the West Java region. The event was held in Bandung on April 2, 2007.
2. Smart Campus and Smart School Program
a.	Provided high speed internet access, dedicated ASTINet and SMS Campus. The event was held on November 10, 2007, in 20 universities in East Java, attended by more than 200,000 students. This program was initiated by TELKOM East Java in 2004;

b.	Bandwidth increment of internet connection and the development of fiber-optic backbone ring in the University of Hasanuddin, Makasar. The development began in September 10, 2007;

c.	Provided Flexi campus service of 25,000 ssf, to the community of Bina Sarana Informatika (BSI) on July 25, 2007;

d.	IT skill competition for high school students. The event was held in Gedung Wanita Samarinda, East Kalimantan, on July 25, 2007;

e.	Provided 2 PC units for computer laboratory facilities, with Speedy internet connection to Sekolah Fajar Hidayah, in Cot Meuraya Village, Kuta Baro Blangbintang, Greater Aceh;

f.	Grand Final Netkuis 2007 competition in Jakarta, on August 4, 2007. The event was participated by 80 schools, using 90 PCs connected to Speedy internet. The competition started in March 2007, involving 800 Junior and High School students;

g.	IT trainings provided to teachers in Yogyakarta on June 22-23, 2007, in cooperation with Republika Daily;

h.	Provided scholarships and computer units on May 23, 2007 to SMAL B/C Dharma Praja high school, Banjarmasin.
3.	Internet Goes to School, Internet Goes to Army and Internet Goes to Pesantren programs
a.	Provided 9 computer units to several schools in Jayapura, Abepura, Wamena, and Monokrawi, and to Gugus Depan Gerakan Pramuka (Boy Scout), Propinsi Papua;

b.	Internet training event, themed “Open the World” was held on February-May 2007 in SMK TELKOM, Banjar Baru & Uniska Banjarmasin;

c.	Provided internet training to 200 army officers and Kodam III Siliwangi members working in data management. The activity was held on September 24, 2007 in Bandung;

d.	Provided internet training to 250 middle officers of Kodam III Siliwangi, Bandung. The activity was held on June 4-8, 2007 in Kodam III Siliwangi headquarter. The training used Speedy internet access;

e.	Provided Speedy internet laboratory in Pondok Pesantren Zainul Hasan Probolinggo. The Internet lab includes 20 computer units and one year free Speedy internet access. The lab was donated by TELKOM Divre V on November 2, 2007.
4.	Education for Tomorrow (E4T)

The objective of the program is to accelerate the reach of the internet to one million students, who previously have not been exposed to the internet. Moreover, it is to create ‘agents of change’, by engaging strategic partners. One of the E4T activities was the catering of free TELKOMNet Instan and Speedy for two months, to schools participating in the program. The activity was held on July 31, 2007, in Medan. Furthermore, TELKOM also provided E4T support to IT instructors/teachers for two months.
5.	Cyber City Program

Makasar Cyber City Quiz program was the continuance of IG2S, IG2 Community and other cooperating programs with wartel outlets and ITC. The objective is to increase national education through the use of the internet. The cyber quiz program was participated by students and academicians in Makasar and was held on November 10, 2007. The program used TELKOMNet Instan and Speedy access.
6.	e-Community Program
a.	Provided free training on InfoComm to the communities of Menado, cooperating with Menado Post on July 24, 2007.

b.	E-Community development programs covering e-Government, e-Police, e-Army, e-Campus, e-Health, was held in Bali on July 11, 2007.
Education Foundation
a. Yayasan Pendidikan TELKOM (TELKOM Education Foundation, YPT)
YPT provides formal education at diploma level, graduates and postgraduate studies in telecommunications. The study is undertaken at Sekolah Tinggi Teknologi TELKOM (STT TELKOM) and Sekolah Tinggi Manajemen TELKOM (STMB TELKOM).
As of December 31, 2007, STT TELKOM had a total 5,358 active students comprising of 747 Diploma-3 (D3) students; 4,530 undergraduates; and 81 postgraduate students. A total of 856 students have graduated from the school, comprising of 170 D3, 684 undergraduate, and 2 postgraduate students.
Meanwhile, as of December 31, 2007, STMB TELKOM had a total of 1,677 active students comprising of 1,445 undergraduate and 232 graduate students. A total of 173 students have graduated from the school, comprising of 129 undergraduates and 44 postgraduates.
YPT also provided nonformal education through NTC institutions (NIIT) & TELKOM Center) and Professional Programs for one to two years. The total number of NTC participants in 2007 reached 712 people, and 377 people on professional programs.
In 2007, YPT Group provided scholarships to high school students in Bandung, which was funded by STT TELKOM amounted to Rp.920,660,000; STMB TELKOM amounted to Rp.183,000,000, NTC amounted to Rp.1,602,000,000; and YPT amounted to Rp.18,750,000). These funds were collected from Kopertis, YPTI, Supersemar, Gratika and TELKOM. Whereas scholarships funded by YPT alone amounted to Rp.1,620,750,000 (provided through NTC and YPT).
On September 27, 2007, the YPT Group officially established Polytechnic TELKOM.
b. Yayasan Sandhykara Putra TELKOM (YSPT)
YSPT holds formal education starting from kindergarten (KG) to academic levels. Until December 2007, YSPT managed 32 KGs with 2,546 students, an Elementary School with 258 students, a Junior High School with 956 students, a High School with 694 students, six vocational high schools in telecommunications with 3,692 students, three tourism vocational high schools with 1,073 students, a Tourism Academy with 96 students and a Telecommunications Academy with 479 students.
B. Health
     TELKOM actively supports efforts to improve the living standards of communities through various means to create healthy and conducive living conditions.
Several community health activities were held by TELKOM, including:
—	Blood donation in cooperation with Pundi Amal SCTV and PMI was held on July 19-20, 2007, in Bandung. Similar activities were also held in Semarang (July 28-29, 2007), Jakarta, Yogyakarta, and Malang;

—	TELKOM’s blood donation activity was held on Sunday, September 10, 2007, in Nangore Aceh Darussalam (NAD);

—	Social mass circumcision activity was held on July 2, 2007, in Al-Hidayah NAD and on July 17, 2007, in Yayasan LPI Istiqlal, Banjarmasin;

—	Free medical service to the communities of Tanjung Riau, Batam was held on September 11, 2007;

—	Counseling of anti-drugs to several high schools in Cirebon was held on August 30-31, 2007 which was participated by 1,000 students and teachers, in cooperation with several institutions.
C. Culture and Civic Activities
The President Director of TELKOM, Rinaldi Firmansyah, on a Ramadhan tour which started in Pekanbaru, Riau and ended in Solok, West Sumatra. The tour was conducted on October 5-6, 2007, distributing donations of Rp.20 million to develop religious facilities in Masjid Al-Karam, Bangkinang, Rp.10 million to Masjid Ubudiyah, Danau Bingkuang, two computer units worth Rp.10 million to Pesantren Islamic Center, Al-Hidayah Kampar and a computer unit worth Rp.5 million to Pesantren Al-Badr Islamic Institut Bangkinang.

—	Renovation of worshiping facilities in SDN Pemurus Dalam 6, Banjarmasin and renovation of sports facilities and school field in Banjarmasin on June 20, 2007.

—	Participation in the South East Asia Zakat Conference in Padang. During the event, Flexi and Speedy donated Rp.5,000 of every sale of its Trendy Dahsyat Starterpacks to Badan Amil Zakat (BAZ).

—	Funds to several churches and mosques in Jayapura.
D. Partnership
Since 2003 to 2007, TELKOM has supported 40,301 small business enterprises/SMEs and provided soft loans totaling Rp.552.84 billion. In 2007, the SME Partnership Funds totaled Rp.182.59 billion, accounting for 96% of the total allocated funds of Rp.190 billion, which were channeled to 9,709 partners in eight economic sectors and 33 provinces.
Partnership Funds Distribution in 2007 (in Rp. million)

	SECTOR
REGION	1	2	3	4	5	6	7	8	TOTAL	%
Sumatera	8,460	25,881	122	2,189	485	1,216	12,954	146	51,453	28.2%
Jakarta & Banten	3,900	10,675	1,309	425	—	390	3,233	395	20,327	11.1%
West Java	3,408	5,365	257	180	83	226	3,985	353	13,856	7.6%
Central Java	5,246	6,499	1,265	615	24	478	6,366	810	21,302	11.7%
East Java	2,487	5,307	91	436	—	128	5,314	694	14,456	7.9%
Kalimantan	2,137	8,437	126	897	169	285	5,259	257	17,595	9.6%
Eastern Part	5,582	18,576	290	1,130	60	1,189	13,805	2,975	43,606	23.9%
NATIONAL	31,218	80,740	3,460	5,872	821	3,911	50,945	5,630	182,595	100.0%
PERCENTAGE	17.1%	44.2%	1.9%	3.2%	0.4%	2.1%	27.9%	3.1%	100.0%
Notes:
1 = Industry sector
2 = Trade sector
3 = Agriculture sector
4 = Farming sector
5 = Plantation sector
6 = Fisheries sector
7 = Services sector
8 = Other sectors
Between 2003 and 2007, the cumulative total number of partnerships and amount of funds provided per sector were as follows:
Realization of Programs between 2003-2007

		Total		Funds distributed (Rp.
No	Sector	partnerships	Percentage	million)	Percentage
1	Industry	7,123	17.7%	101,530	18.4%
2	Trade	17,496	43.4%	218,924	39.6%
3	Agriculture	772	1.9%	8,899	1.6%
4	Farming	1,404	3.5%	19,004	3.4%
5	Plantation	211	0.5%	3,170	0.6%
6	Fisheries	1,122	2.8%	13,930	2.5%
7	Services	11,574	28.7%	165,855	30.0%
8	Others	599	1.5%	21,528	3.9%
	Total	40,301	100.0%	552,840	100.0%
The highest number of partnerships is in the trade sector (43.0%) , followed by the services sector (28.5%), and the industry sector (18.1%). When seen in terms of distributed funds, the trade sector holds the highest percentage of 39.0%, followed by the services sector with 29.7% and the industry sector with 18.9%.

Based on the survey conducted in 2007, there are three types of support mainly required in the SME partnerships. They are training, promotion and association. As for the type of training required are entrepreneurship, accounting and marketing trainings come on top. Through the SME partnerships, TELKOM’s SME partners have significantly increased their sales turnovers, revenues, assets and number of workers.
The following are examples of the SME Partnership activities held by TELKOM:
—	Channeling and business support of the SME partnership program was held on March 23, 2007 in Banjarmasin which was participated by 77 partners;

—	TELKOM SME Partners participated in the exhibition ”Sampan Expo 2007” which was held on June 26, 2007, in Tegal;

—	‘Workshop and Seminar to Improve Competitiveness and Entrepreneurship Capability’ for SME partners. It was an ongoing workshop which was held in the cities of Solo, Pekalongan, Purwokerto, and Semarang. It started in the second to fourth week of November 2007;

—	TELKOM SME Partners participated in the Texcraft 2007 exhibition at Jogja Expo Center Hall in July 2007. During the event, 10 TELKOM partners exhibited their works and innovations including batik motif chinaware, silk batiks, painted veils, wooden batiks, and clam shell handicrafts;

—	TELKOM SME Partners again participated in a series of events in September 2007: Indonesia Textile & Apparel Fair 2007 (September 6-9), Indocraft 2007 (September 12-16), and Gelar Batik Nusantara (September 19-23), all of which were held at the Jakarta Convention Center. Besides batik, TELKOM SME Partners also exhibited Jepara wood carvings and gerabah.
E. Disaster and Rescue
TELKOM provided humanitarian aid to communities who are affected by natural disasters, by providing first-aid materials including logistics, medicine, food and sanitary equipment. The followings are a list of our humanitarian aids in 2007.
—	Provided humanitarian aids to the victims of earthquake disaster in West Sumatra and Bengkulu, each worth Rp.360 million and Rp.210 million, respectively;

—	Established TELKOM Emergency Posts in Bengkulu, at that time a tectonic earthquake measuring 7.9 on the Richter scale struck on September 12, 2007. Another emergency post was established in Kediri, to anticipate the volcanic explosion of Kelud Mountain in October 2007;

—	Provided aids to the victims of the earthquake in Situbondo on September 10, 2007. The aid includes funds of Rp.50 million and 10 tons of rice; and

—	Provided aids to the victims of the whirlwinds incident in Banjar Timur subdistrict on June 6, 2007. TELKOM provided funds and Flexi telephone equipment to facilitate relief coordination.
F. Public Service Obligation
—	Provided free telephone facilities to travelers who were stuck at the extraordinary traffic jam in the Merak Harbour Bridge on August 31, 2007;

—	Arranged hotspot areas;

—	Established TELKOM Emergency Posts to assist the Lebaran holidays home-coming exodus involving millions of travelers on the road, in several locations: Surabaya, several cities in West Java, Merak Harbour and Bogor.
G. Environment
—	Recovery and preservation of city gardens;

—	Greening/tree planting;

—	Recovery of public facilities;

—	Tree planting activities in Palembang on December 2007;

—	TELKOM cooperated with the Majalengka local government to implement green movement as part of the Green Majalengka program in February 2007;

—	Tree planting of 50,000 productive plants on a critical landscape of 1.5 Ha in the Puclut tourism area of Bandung on December 1, 2007;

—	Fun Bike activity themed “Clean Bandung without Pollution” was attended by more than 1,000 bikers, held on December 23, 2007, covering a 10 km route along Bandung city main roads.

FINANCIAL REPORT
Management Responsibility for Annual Report
2007 Annual Report Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk was authoritatively signed by the Board of Commissioners and the Board of Directors.
Board of Commissioners:
Tanri Abeng
P. Sartono
Arif Arryman
Anggito Abimanyu
Mahmuddin Yasin
Board of Directors:
Rinaldi Firmansyah
Sudiro Asno
Faisal Syam
I Nyoman G Wiryanata
Ermady Dahlan
Arief Yahya
Prasetio
Indra Utoyo

Statement of the Board of Directors regarding the Board of Directors’ Responsibility for the Consolidated Financial Statements (audited) for the years ended December 31, 2006 and 2007 PT Telekomunikasi Indonesia Tbk
On behalf of the Board of Directors, we undersigned:

1.	Name	:	Rinaldi Firmansyah
	Business address	:	Jl. Japati No.1 Bandung 40133
	Address of domicile as	:	Jl. Cibitung I /22 Kebayoran Baru,
	Indicated in ID card		Jakarta Selatan
	Telephone number	:	(022) 452 7101
	Position	:	President Director

2.	Name	:	Sudiro Asno
	Business address	:	Jl. Japati No.1 Bandung 40133
	Address of domicile as	:	Jl. Ranca Kendal No. 8A, Bandung
	Indicated in ID card Telephone number	:	(022) 452 7201
	Position	:	Director of Finance
We hereby state as follows:
1.	We are responsible for the preparation and presentation of the consolidated financial statements of PT Telekomunikasi Indonesia Tbk;
2.	The Company’s consolidated financial statements have been prepared and presented in accordance with accounting principles generally accepted in Indonesia;

3.	a.	All information has been fully and correctly disclosed in the Company’s consolidated financial statements;

	b.	The Company’s consolidated financial statements do not contain false material information or facts, nor do they omit any material information or facts;
4.	We are responsible for the Company’s internal control system.
This statement is considered to be true and correct.
Bandung, May 22, 2008

Rinaldi Firmansyah	Sudiro Asno
President Director	Director of Finance

CORPORATE DATA
Business and Organizational Structure
Information on Subsidiaries and Associated Companies
  Consolidated Subsidiaries
  See Note 1d to our consolidated financial statements.
  Unconsolidated Associated Companies
  PT Patra Telekomunikasi Indonesia (“Patrakom”)
     Patrakom was established in September 1995 and as of the date of this Annual Report is owned by us (40%), PT Elnusa (40%) and PT Tanjung Mustika (20%). Patrakom provides satellite communication (VSAT) and related services and facilities to companies in the petroleum industries.
  PT Citra Sari Makmur (“CSM”)
     CSM was established in February 1986 and as of the date of this Annual Report is owned by us (25%), PT Tigatra Media (38.29%) and Media Trio (L) Inc. Malaysia (36.71%). CSM is incorporated in Indonesia and provides telecommunications services relating to VSAT applications and other telecommunications technology and related facilities.
  PT Pasifik Satelit Nusantara (“PSN”)
     PSN was established in July 1991 and as of the date of this Annual Report, PSN is owned by Magic Alliance Labuan Limited (42.67%), us (22.38%), Bank of New York (9.97%), Pulsa Labuan Limited (3.95%), Skaisnetindo Teknotama (3.76%), PT Trinur Cakrawala (3.75%), Hughes Space and Communications International (3.71%), Telesat Canada (3.71%) and others (6.10%). PSN provides transponder satellite leasing and satellite-based communication services to countries within the Asia Pacific region. PSN conducted an initial public offering of its common stock and listing on NASDAQ in June 1996, but was delisted on November 6, 2001 due to its failure to meet certain NASDAQ National Market Listing requirements.
     As part of the agreement signed on August 8, 2003 between us and Centralindo Pancasakti Cellular (CPSC), we were entitled to receive CPSC’s 21.12% interest in PSN within a period of one year from the date the agreement was signed. During this period, all of CPSC’s rights in respect of the shares were granted to us. We received the shares of CPSC in PSN on August 9, 2004, increasing our legal ownership interest in PSN to 43.69%. In 2005, our ownership interest in PSN was diluted to 35.5% as a result of the debt-to-equity conversion by PSN. In 2006, our ownership interest in PSN was further diluted to 22.38% as a result of issuance of new shares to a new shareholder.
     As of the date of this Annual Report, we are evaluating the costs and benefits associated with an increase of our ownership in PSN to develop a retail satellite based service such as cellular via satellite and to support the government program for providing telecommunications lines to remote areas.
  PT Batam Bintan Telekomunikasi (“BBT”)
     BBT was established in June 1996 and as of the date of this Annual Report is owned by us (5%) and Batamindo Investment (95%). BBT provides fixed line telecommunications services at Batamindo Industrial Park in Muka Kuning, Batam Island and at Bintan Beach International Resort and Bintan Industrial Estate in Bintan Island.

  PT Pembangunan Telekomunikasi Indonesia (“Bangtelindo”)
     Bangtelindo was established in December 1993 in Indonesia. The shareholders of Bangtelindo are us (3.18%), our pension fund (82%) and others (14.82%). Bangtelindo’s primary business is providing consultancy services on the installation and maintenance of telecommunications facilities.
  Bridge Mobile Pte. Ltd.
     On November 3, 2004, Telkomsel together with six other international mobile operators in the Asia Pacific established Bridge Mobile Pte. Ltd. (Singapore), a company that is engaged in providing regional mobile services in the Asia Pacific.
     Telkomsel previously held a 14.286% ownership interest. In 2005, Telkomsel’s ownership interest in Bridge Mobile Pte. Ltd. was diluted to 12.5% as a result of the issuance of new shares by Bridge Mobile Pte. Ltd. to a new shareholder, namely, Hong Kong CSL Limited.
     Based on the accession agreement dated June 18, 2007, the parties agreed to admit SK Telecom Co., Ltd and Advance Info Service Public Company Limited as new shareholders of Bridge Mobile. In 2007, Telkomsel’s ownership interest in Bridge Mobile was diluted to 10%.
     In 2007, Telkomsel has paid additional subscriptions of US$1,200,000 (equivalent to Rp.11,069 million)
     As of December 2006 and 2007, Telkomsel’s contributions which represent 12.5% and 10% ownership interest are US$1,000,000 (Rp.9,290 million) and US$2,200,000 (Rp.20,360 million), respectively.
  PT Mandara Selular Indonesia (“MSI”), previously referred to as PT Mobile Selular Indonesia (“Mobisel”)
     On January 13, 2006, we sold our entire ownership interest in MSI to a third party, namely, Twinwood Venture Limited. The resulting gain was not significant to our consolidated statement of income.
TELKOM Organization Structure
In broad terms, TELKOM’s organization in 2007 comprised of the BoC, the BoD and the Business Units. The BoC is led by the President Commissioner, responsible for supervising the operations of the Company. In carrying out its duties, the BoC is supported by several committees, including the Audit Committee, the Nomination and Remuneration Committee, and the Planning and Risk Review Committee. Coordination meetings, a joint meeting of the BoC and the BoD, are held once every two weeks.
Since our Extraordinary General Meeting of Shareholders on February 28, 2007, the composition of TELKOM Directors has been changed. Currently, TELKOM has eight Directors, consisting of the President Director (CEO), Network and Solutions Director, Consumer Director, Enterprise and Wholesale Director, Finance Director (CFO), Human Capital & General Affairs Director, Information Technology Director (CIO), and Compliance and Risk Management Director. With these changes, TELKOM also changed its organizational structure to become: the Corporate Office Group, comprising of the Directorate of Human Capital & General Affairs, Directorate of Finance, Directorate of Information Technology, Directorate of Compliance and Risk Management, the Strategic Investment & Corporate Planning Unit, the Internal Auditor Group, the Corporate Affairs Department, and the Corporate Communications Department. Whereas the Business Operations Group consists of the Directorate of Consumers, Directorate of Enterprises & Wholesale, and Directorate of Network and Solutions.
The Directorate of Finance focuses on the financial management of the Company, managing its financial operations centrally. This task is assigned to the Finance Center Unit. The Directorate of Human Capital & General Affairs focuses on the human resources of the Company, also managing the HR function and operations is centrally, through the Human Resources Center Unit. The Directorate of IT, under the Chief Information Officer (CIO), focuses on the IT management of the company, as well as supply management and the Information Service Center and Supply Center. The Directorate of Compliance and Risk Management focuses on the compliance, legal management and risk management of the Company. The Directorate of Network & Solutions focuses on infrastructure development and services management, as well as directing the operations of the Telecommunications Infrastructure Division, Multimedia Division, Fixed Wireless Network

Division, Research & Development Center Division and the Maintenance Service Center. The Directorate of Consumer focuses on managing delivery for the retail market segment, as well as the management of seven regional divisions. While the Directorate of Enterprise & Wholesale focuses on managing delivery channels to the enterprise and wholesale market segment, as well as the management of Enterprise Service Division and the Carrier & Interconnection Service Division.
To accelerate and ensure effective decision making process, the Directors are supported by Executive Committees, which in 2007 comprised of the Committee on Ethics, HR & Organization; Committee on Costing, Tariff, Pricing & Marketing; Committee on Corporate Social Responsibility; Committee on Regulations; Committee on Disclosure; Committee on Subsidiary Management; Committee on Products, Infrastructures and Investments; Committee on Treasury, Finance and Accounting; and Committee on Risks.
The foundation of TELKOM’s organization has been designed and developed with the view towards achieving sustainable development and growth over the long-term by focusing on meeting customer satisfaction, building cutting-edge infrastructure, providing quality service, and employing competent human capital.
Property, Plant and Equipment
     Except for ownership rights granted to individuals in Indonesia, the title to land rests with the Indonesian State under the Basic Agrarian Law No. 5/1960. Land use is accomplished through land rights, notably rights to build (Hak Guna Bangunan) and rights to use (Hak Pakai), whereby the holder of the land right enjoys the full use of the land for a stated period of time, subject to renewal and extensions. In most instances, the land rights are freely tradable and may be pledged as security under loan agreements.
     As of December 31, 2007, we, excluding our subsidiaries, had land use rights to 2,578 properties. We hold registered rights to build for the majority of our real property. Pursuant to Government Regulation No. 40 of 1996, the maximum initial periods for rights to build are 30 years and may be extended for an additional 20 years. Most of our real property is used to host equipment for the provision of telecommunications operations including exchanges, transmission stations and microwave radio equipment. None of our properties are mortgaged. We are not aware of any environmental issues which may affect the utilization of our properties.

Map of Operation

Products and Services
Business transformation, apart from corporate restructuring, can also be carried out by other means, one of which is through innovative business development that specifically accommodates the needs of the customer while, at the same time, reap vast opportunities. TELKOM, in its position as an integrated telecommunications operator, embarked on a number of business developments that covers fixed wireline, fixed wireless, cellular, data & internet, and network & interconnection and are aimed at fulfilling the needs of all types of customers ranging from the retail consumer, the corporate customer, and even other licensed operators.
The success of its business allows the Company to optimally synergize its entire potential at its disposal so as to position itself as the total solutions provider to customers as well as strengthen the Company’s position in the face of increased competition. For this purpose, TELKOM Group had carried out a number of synergies in relation to its marketing and sales promotion.
TELKOM Group’s products and services comprise of over 150 products and services, and are categorized based on its portfolio business. The Company’s products and services are classified into the following: fixed wireline, fixed wireless, cellular, data & internet, and network & interconnection.
The following details the products and services that are major contributors to TELKOM’s revenues.
Fixed wireline
TELKOMLokal. TELKOMLokal or specifically identifies with calls between subscribers within a range of less than 30 km or within one local boundary. The caller number of the person called and the caller number of the caller are within the same area code. The tariff rate used for local telephone calls is Rp.250 per pulse rate.
TELKOMSLJJ. TELKOMSLJJ or commonly referred to SLJJ (Sambungan Langsung Jarak Jauh or Long Distance Direct Dialing) is a long-distance telephone service within Indonesia. The caller and the receiver utilize different area codes. The charges are dependent on the distance, time, and date of the call.
TELKOMSLI-007. Previously, this product and service was named TELKOM International Call (TIC) 007 as it launched on June 2004. On May 2006, TELKOM changed its name to TELKOMSLI-007. TELKOM Sambungan Langsung International (SLI) 007 The Real Connection is international direct dialing by means of the 007 access code. This service is also provides operator-assisted call by dialing 107. TELKOMSLI-007 provides a promotional campaign with seven ‘real’ benefits in the form of: real expert, real time & price, real simple, real value, real care, real sound, and real lifestyle.
TELKOMSpeedy. Speedy Broadband Access is a broadband service that uses the ADSL (Asymmetric Digital Subscriber Line) technology for high-speed internet access with a speed of up to 512 kbps. Speedy provides data services, multimedia, and telephone/fax simultaneously by means of an existing telephone cable line.
To subscribe for the service customers need only to contact TELKOM via 147 or Plasa TELKOM, and are not required to utilize other internet service providers. Access fees and internet charges are combined within one billing statement while as customer service is accessible under one gateway, 147 or Plasa TELKOM. The service provides dedicated connection, that is highly reliable and secure, through a modem which allows one line to be utilized simultaneously by a number of users.
Fixed wireless
TELKOMFlexi. TELKOMFlexi is a voice and data telecommunications service that is based on wireless CDMA (Code Division Multiple Access) 2000-1x technology and the charges are based on the tariff rates for residential telephones (PSTN TELKOM). The scope of TELKOMFlexi’s services are limited to a particular area code (limited mobility), as it does not possess roaming facilities unlike cellular operators.
TELKOMFlexi possesses a sound quality that is very clear and emits low radiation. There are a wide range of terminals that subscribers can choose to use ranging from mobile to fixed terminal. Mobile (handset CDMA) users can either opt for a postpaid Flexi (FLEXIClassy) and a pre-paid (FLEXITrendy) service, while as fixed users can utilize FLEXIHome which is accessible by Fixed Wireless Terminal (FWT) and is based on the ESN (Non SIM Card) system. Subscribers can also choose to use FLEXICombo which allows subscribers the possibility of having two to three Flexi numbers in one card. FLEXICombo is a service innovation derived from FLEXIClassy and Trendy that is specifically designed to provide its users with inter-city mobility or users that frequently use roaming services.
Cellular
Telkomsel. Telkomsel is a provider of cellular telecommunications services that utilizes GSM technology. Through its product lines: kartuHALO, simPATI, and kartuAs, Telkomsel offers one postpaid service and two prepaid card services. Users of Telkomsel are entitled to various features, applications, and value added services, including SMS, WAP, GPRS, MMS, Wi-Fi, International Roaming, mobile banking, CSD, and EDGE. These features are backed by a wide network coverage and offers competitive tariff rates that are specifically designed to serve the needs and requirements of communication and multimedia.
kartuHALO. Initially introduced in 1995, kartuHALO is the most widely used postpaid service, which ended the year 2007 with 1.9 million customers. With around 60% share of postpaid market, kartuHALO remains the leader in this segment. Value added services were introduced this year in the form of the HALObebas suite of optional packages, which included special tariff for calls to 5 favorite numbers, 150 free SMS per month, waiver of monthly fee, and nation-wide flat tariff. This year, we introduced HaloHybrid.
simPATI. This product is the first and the most popular prepaid service card in Asia and is Telkomsel’s most successful product. The difference between this prepaid service and those of other operators is that simPATI provides international roaming services and free national/domestic roaming. Another competitive advantage of simPATI is its security features (it cannot be bugged or duplicated), accessibility, and affordable price. Users of simPATI will get maximum value from a wide range of uninterrupted services from one card. Telkomsel offers two varieties of simPATI card namely simPATI Ekstra and simPATI PeDe.
Kartu As. Launched in 2004, kartuAs is an affordable and inexpensive prepaid service. kartuAs can be used throughout Indonesia with a competitive talk time since it has 2 types of charges to choose from, namely: Tarif Murah or Cheap Tariff, (a flat charge accorded from a kartuAs user to a kartuHALO and simPATI user) and Tarif Super Murah or Super Cheap Tariff (a flat between users of kartuAs per second charging flat).
Data and Internet
TELKOMGlobal-017. TELKOMGlobal-017 is a premium VoIP international calling service that allows international calls to be made through the internet by inputting the access code of 017 for calls to over 253 country code destinations. The charges applied for this service is 60% of the IDD charges to all countries and does not utilize a timeband. Legal and easy to use TELKOMGlobal-017, does not require additional equipment to access and simply uses a one stage dialing method.
TELKOMSave. TELKOMSave is a standard VoIP international calling service that is similar to TELKOMGlobal-017 however it utilizes a two-stage dialing method. In order to place international calls, the customer must initially dial the access code, input the pin number, and subsequently dial the desired phone number. The tariff applied for the service is 40% of the IDD. Post-paid and pre-paid customers can avail of this service.
TELKOMNet Instan. TELKOMNet Instan provides dial-up internet access without having the need to be a subscriber and is specifically designed to meet the demands of accessibility and ease of use. To access this service, the customer only needs to access the internet connection configuration on the computer and input dial number 0809 8 9999, configuration DNS and proxy server is left blank. In order to log in, the customer is required to complete the following user name: telkomnet@instan, and password: telkom. The cost will be based on the amount of time the line is used which will then be reflected in the phone bill.
plasa.com (www.plasa.com). plasa.com is TELKOM’s web portal service that provides information services as well as an Indonesian-speaking internet community with specific emphasis on the national educational community. plasa.com is expected to become the most comprehensive information portal and internet community that is backed up with high speed internet access.
plasa.com currently has a number of portal services which include: Komunitas Sekolah Indonesia-KSI
(Indonesian School Community), Mailing List Indonesia, Net Kuis, Desa Multimedia Indonesia, Online access to Information on Phone Charges, and an Indonesian Directory. Hosting services are also provided that groups hosting information within similar communities. TELKOM also has a similar service, albeit in a smaller scale, in the form of JATIMMAL and RisTIShop.
i-VAS Card. To support internet users, TELKOM has issued the i-VAS (Internet Value Added Service) Card which uses a prepaid payment (micropayment) system to access various contents and internet services.
The internet currently offers a wide array of services ranging from downloading a ring tone, applications, e-mail, games, and others. The variety of content and services provided through the internet, in line with the growing popularity and application of the internet in Indonesia, continues to grow. This growth has spurred forth the demand for a dependable and secure online payment system to facilitate payment transactions with a nominal value that is not too significant. For this specific purpose, credit cards may not be the right means for payment as the price for the amount purchased may not be applicable or significant.
TELKOM seeks to provide a viable solution to this by launching the i-VAS card with its trademark “One Card Multi Internet Services” (Satu Kartu Multi Layanan Internet) and is a form of payment for a variety of content or internet services that utilize micropayment, with a transaction value of under Rp.100,000.
Ventus. Ventus is a value-added service and convergence of electronic mail services (e-mail) and mobile system or more commonly referred to as mobile push e-mail that is made possible by means of relaying the e-mail that is usually communicated via desktop and laptop to a smartphone or a PDA phone. Through Ventus, the e-mail account holder can receive and send electronic messages, and not just merely via SMS, through mobile phone terminals or PDA.
Ventus is categorized as a multimedia service for Application Service Provider (ASP), whereby TELKOM functions as a relay system from various mail system owned by customers or managed by TELKOM for its end-users. As an ASP, customers will pay a rental fee towards the use of the Ventus application on a monthly basis to TELKOM in addition to the kilobyte charges incurred with the use of GPRS or PDN services provided by mobile/wireless operators. Ventus can also be used by Companies that operate its own e-mail system as a vital and collaborative application used to support business activities.
Network and Interconnection
TELKOMIntercarrier. TELKOMIntercarrier is an interconnection service for service providers and other licensed operators. TELKOMIntercarrier provides line interconnection services, interconnection services, and leased line.
TELKOMVision. TELKOMVision is the brand name of PT Indonusa Telemedia, a subsidiary of TELKOM, that operates a pay TV service. The service provided by TELKOMVision include Cable TV, fast internet, and satellite TV.
Cable TV utilizes HFC (Hybrid Fiber Coaxial), a technology that combines 2 physical access comprised of fiber optic with coaxial cable. Premium TV channels such as HBO, Cinemax, and Star Movie are provided within one basic package, without additional fees required.

Subscribers of TELKOMVision can utilize a high-speed broadband internet service (at 30 Mbps downstream and 512 Kbps upstream), with no time limits and no additional phone pulse charges. By means of a broadband cable modem docsis 1.0, subscribers can avail of services provided by the TELKOMNet network through the Multimedia Division of TELKOM.
In addition to the cable network, TELKOMVision also has a Satellite TV (DTH-Direct to Home) service that utilizes infrastructure provided by TELKOM’s satellites, in the form of TELKOM-1 and TELKOM-2, with extended C-band technology and require additional equipment such as a mini satellite dish and a decode.

Corporate Office and Regional
Head Office
GKP TELKOM
Jl. Japati No. 1
Bandung 40133
Tel.: (62-22) 452 1108, 452 7252
Fax: (62-22) 720 3247
Corporate Communications
Grha Citra Caraka Building, 5th floor
Jl. Jend. Gatot Subroto No. 52
Jakarta 12710
Tel.: (62-21) 521 5109
Fax: (62-21) 522 0500
Regional Division I — Sumatra
Jl. Prof. H.M. Yamin SH No. 2
Medan 20111
Tel.: (62-61) 415 1747
Fax: (62-61) 415 0747
Regional Division II — Jakarta
Grha Citra Caraka Building
Jl. Jenderal Gatot Subroto No. 52
Jakarta 12710
Tel.: (62-21) 521 5100, 521 5105
Fax: (62-21) 520 2733
Regional Division III — West Java and Banten
Jl. W.R. Supratman No. 66A
Bandung 40122
Tel.: (62-22) 453 2211, 452 3801
Fax: (62-22) 453 2134
Regional Division IV — Central Java and Yogyakarta
Jl. Pahlawan No. 10
Semarang 50241
Tel.: (62-24) 830 2312, 830 2331
Fax: (62-24) 830 2313
Regional Division V — East Java
Jl. Ketintang No. 156
Surabaya 60231
Tel.: (62-31) 828 6000, 828 6250
Fax: (62-31) 828 6080
Regional Division VI — Kalimantan
Jl. M.T. Haryono No. 169, Ring Road
Balikpapan 76114
Tel.: (62-542) 556 889, 556 242, 873 500
Fax: (62-542) 873 030
Regional Division VII — Eastern Indonesia
Jl. A.P. Pettarani No. 2
Makassar 90221
Tel.: (62-411) 889 977, 272 7003
Fax: (62-411) 889 959
Infratel Division
Grha Citra Caraka Building
Jl. Jenderal Gatot Subroto No. 52
Jakarta 12710
Tel.: (62-21) 522 1500
Fax: (62-21) 522 9600
Enterprise Services Center
Gedung Chase Plaza
Jl. Sudirman Kav. 21 No. 70-71, 5th Floor
Jakarta 12910
Tel.: (62-21) 386 6600, 386 0068
Fax: (62-21) 386 8400

Unit Corporate Customer
Jl. Kebon Sirih Kav. 10-12
Jakarta Pusat 10100
Tel.: (62-21) 386 6006
Multimedia Division
Menara Multimedia 17th floor
Jl. Kebon Sirih No. 12
Jakarta 10110
Tel.: (62-21) 386 0500
Fax: (62-21) 386 0300
Fixed-Wireless Network Division
Wisma Antara
Jl. Merdeka Selatan No. 17, 9th-10th Floor
Jakarta
Tel.: (62-21) 344 7070
Fax: (62-21) 344 0707
Maintenance Service Center
Jl. Japati No. 1. 4th Floor
Bandung 40133
Tel.: (62-22) 452 4120, 452 4129
Fax: (62-22) 452 4125
TELKOM Learning Center
Jl. Gegerkalong Hilir No. 47
Bandung 40152
Tel.: (62-22) 201 4508, 201 4441
Fax: (62-22) 201 4429
TELKOM Supply Center
Jl. Japati No. 1. 6th Floor
Bandung 40133
Tel.: (62-22) 720 9022
Fax: (62-22) 720 6530
Research and Development Center
Jl. Gegerkalong Hilir No. 47
Bandung 40152
Tel.: (62-22) 457 4784
Fax: (62-22) 457 1171
Information System Center
Jl. Japati No. 1. 4th Floor
Bandung 40133
Tel.: (62-22) 452 4228
Fax: (62-22) 720 1890
Carrier and Interconnection Services Division
Menara Jamsostek, 10th Floor
Jl. Jenderal Gatot Subroto Kav. 38
Jakarta 12710
Tel.: (62-21) 5291 7007
Fax: (62-21) 5289 2080
Management Consulting Center
Jl. Cisanggarung No. 2
Bandung 40115
Tel.: (62-22) 452 1620, 452 1549
Fax: (62-22) 721 7473
TELKOM Community Development Center
Jl. Japati No. 1. 8th Floor
Bandung 40133
Tel.: (62-22) 452 8219
Fax: (62-22) 452 8206
Assessment Service Center
Jl. Japati No. 1. 3rd Floor
Bandung 40133
Tel.: (62-22) 452 3359, 452 3360
Fax: (62-22) 452 3344

Subsidiaries
PT Telekomunikasi Selular
Wisma Mulia
Jl. Jend. Gatot Subroto Kav. 42
Jakarta 12710
Tel.: (62-21) 524 0811
Fax: (62-21) 529 06123
PT Infomedia Nusantara
Jl. R.S. Fatmawati No. 77-81
Jakarta 2510
Tel.: (62-21) 720 1221
Fax: (62-21) 720 1226
PT Indonusa Telemedia
Gedung Pusyantel, 3rd Floor
Jl. Prof. Dr. Supomo No. 139, Tebet
Jakarta Selatan
Tel.: (62-21) 829 8800
Fax: (62-21) 831 0100
PT Graha Sarana Duta
Jl. Kebon Sirih No. 10-12
Jakarta Pusat 10110
Tel.: (62-21) 380 0900
Fax: (62-21) 3483 0655
PT Telekomunikasi Indonesia International
Kuningan Plaza, North Tower, 3rd Floor, Suite 310 & 316
Jl. HR Rasuna Said Kav. C11-C14
Jakarta 12940
Tel.: (62-21) 526 4413
Fax: (62-21) 520 5167
PT Multimedia Nusantara
Century Tower, 11th Floor
Jl. H.R. Rasuna Said Kav. X-2 No. 4
Jakarta 12950
Tel.: (62-21) 521 0123
Fax: (62-21) 521 0124
PT Dayamitra Telekomunikasi
Gedung Graha Pratama, 9th Floor
Jl. M.T. Haryono Kav.15
Jakarta
Tel.: (62-21) 8370 9592/93
Fax.: (62-21) 8370 9591
PT Pramindo Ikat Nusantara
Annex Building, 7th Floor, Room 702
Kuningan Plaza
Jl. HR Rasuna Said Kav. C11-C14
Jakarta 12940
Tel.: (62-21) 520 2560
Fax: (62-21) 5292 0156
PT Finnet Indonesia
Menara Bidakara, 21st Floor
Jl. Gatot Subroto Kav. 71-73
Jakarta 12810
Tel.: (62-21) 829 9999
Fax: (62-21) 828 1999
Associate Companies
PT Patra Telekomunikasi Indonesia
Jl. Pringgodani 2 No.33
Jl. Alternatif Raya, Cibubur
Cibinong 16954
Tel.: (62-21) 845 4040, 352 1915
Fax: (62-21) 8457610

PT Citra Sari Makmur
Chase Plaza, 16th Floor
Jl. Jend. Sudirman Kav. 21, No. 70-71
Jakarta 12910
Tel.: (62-21) 520 8311
Fax: (62-21) 570 4656
PT Pasifik Satelit Nusantara
Gedung Kantor Taman A9 Unit C3/C4
Jl. Mega Kuningan Raya Lot 8/9 No.9
Kawasan Mega Kuningan
Jakarta 12950
Tel.: (62-21) 576 2292
Fax: (62-21) 576 3378
Stock Exchange Supporting Agencies and Profession
Custodian (Biro Administrasi Efek)
PT Datindo Entrycom
Jl. Jendral Sudirman Kav. 34-35
Jakarta 10220
Tel.: (62-21)570 9009
Depositary Central Efek
PT. Kustodian Saham Efek Indonesia
Jakarta Stock Exchange Building, 1st Tower
5th Floor, Jl. Jend. Sudirman, Kav. 52-53
Jakarta 12190
Tel.: (62-21) 5299 1003
Fax.: (62-21) 5299 1129
Rating Agency :
PT Pefindo
Setiabudi Atrium 8th
Suite 809-810
Jl. H.R. Rasuna Said, Kav 62,
Jakarta 12920
Telp. : (62-21) 521 0077
Fax. : (62-21) 521 0078
Custodian Bank of ADS
The Bank of New York Mellon
One Wall Street
New York, NY 10286
Telp. : (01-212) 495 1784
External Auditor
KAP Haryanto Sahari & Rekan, a member firm of PricewaterhouseCoopers
Plaza 89
Jl. H.R. Rasuna Said, Kav X7 No.6
Jakarta 12940
Tel.: (62-21) 521 2901
Fax.: (62-21) 5290 5555/ 5050

Senior Management
Adek Julianwar
Head of Corporate Affair
Rochiman Sukarno
Head of Corporate Communication
Tjatur Purwadi
Head of Internal Audit
David Burke
EVP Strategic Investment & Corporate Planning
Eddie Wibawa
VP Synergy & BOD Office Administration
Santoso Rahardjo
VP Business Performance & Evaluation
Harsya Denny Suryo
VP Investor Relations/ Corporate Secretary
Eddy Kurnia
VP Public & Marketing Communication
Herdy Rosadi Harman
VP Regulatory Management
Syamsul Bahri
VP Network & Solution Audit
Eddy Budiono
VP Delivery Channel Audit
Teddy Tedja Permana
VP Enterprise Management Audit
Mohammad Nuhin
VP Information System Audit
Rizkan Chandra
VP Infrastructure and Service Planning
Husni Thamrin
VP Network Operation
Teni Agustini
VP Tariff
Eddy Sarwono
VP Product Management
Iskriono Windiarjanto
VP Marketing & Customer Care
Tri Djatmiko
VP Sales
Anie Sulistiani
VP Access
Slamet Riyadi
VP Enterprise
Pudja Sujitna
VP Wholesale
Sofwani
VP Business Effectiveness
Walden Robert Bakara
VP Process Risk Management
Ikhsan
VP System Risk Management

Joni Siswadi
VP Legal & Compliance
Michael Gatut Awantoro
VP Financial & Logistic Policy
Teguh Wahyono
VP Management Accounting
Ofan Sofwan
VP Treasury & Tax Management
Bambang Hardiono
VP Financial Accounting
Heri Supriadi
VP Subsidiary Performance
Pandji Darmawan
VP Human Resources Policy
Ali Rachman Mursalin
VP Industrial Relations
Djaka Sundan
VP Organization Development
Sutoto
VP Supply Planning & Control
Ahmad Kordinal
VP Asset Management
Halim Sulasmono
VP IT Policy
Joddy Hernady
VP Corporate Strategic Planning
Budhi Santoso
VP Strategic Business Development
Mustafa Wangsaatmadja
SGM R&D Center
Nana Iriana
SGM Maintenance Service Center
Ketut Suwirya Kardha
SGM Supply Center
Ana Adriana
SGM Finance Center
Alini Gilang
SGM HR Center
Tutut Bahtiar
SGM Learning Center
Janto Warjanto
SGM Management Consulting Center
Erwien Djuaini
SGM Community Development Center
Judi Rifajantoro
SGM Information System Center
Sarwoto
EGM Infratel Division
Dodiet Hendrojono
EGM Fixed Wireless Network

Septika N. Widyasrini
EGM Multimedia
Muhammad Awaluddin
EGM Regional I
Adeng Achmad
EGM Regional II
Dwi Sasongko Purnomo
EGM Regional III
Zulheldi
EGM Regional IV
Mas’ud Khamid
EGM Regional V
Triana Mulyatsa
EGM Regional VI
Pahala Putrantara Hariandja
EGM Regional VII
Deny Rudiana
EGM Enterprise Service Center
Munadi
EGM Carrier & Interconnection Service Center
Judi Achmadi
Head Project of OBC

Glossary

“3G”	is the generic term for third generation mobile phone technologies. 3G offers very high speed connections to cellular phones, enabling video conference and other applications requiring broadband connectivity to the internet. Users connecting to the internet from a laptop using either a cell phone and data cable or a PCcard also benefit from 3G.

“ADS”	American Depositary Share, which is a certificate (known as an ADR) being traded on a U.S. securities market (such as New York Stock Exchange) representing a number of foreign shares. One ADS of TELKOM represents 40 of TELKOM’s Series B Shares. The ratio of shares to ADS is 40:1.

“ARPU”	(Average Revenue Per User) serves as an evaluation statistic in connection with a network operator’s subscriber base. It is computed by dividing total revenues (including gross interconnection revenues) for a given period by the respective average number of subscribers for such period, except that for the mobile cellular service, revenues do not include connection fees, interconnection revenues, international roaming revenues from non-subscribers and dealer discounts.

“ATM”	(Asynchronous Transfer Mode) is a transfer mode in which the information is organized into cells. It is asynchronous in the sense that the recurrence of cells containing information from an individual user is not necessarily periodic.

“B2B”	(Business-to-Business Electronic Commerce) is a technology-enabled application environment to facilitate the exchange of business information and automate commercial transaction designed to automate and optimize interactions between business partners.

“backbone”	refers to the main telecommunications network consisting of transmission and switching facilities connecting several network access nodes. The transmission links between nodes and switching facilities include microwave, submarine cable, satellite, optical fiber and other transmission technology.

“bandwidth”	refers to the capacity of a communication link.

“BTS”	(Base Transceiver Station) refers to equipment that transmits and receives radio telephony signals to and from other telecommunication systems.

“capacity utilization”	refers to the ratio of lines in service to local exchange capacity or installed lines.

“CDMA”	(Code Division Multiple Access) is a wide-band spread-spectrum network technology.

“DCS”	(Digital Communication System) is a mobile cellular system using GSM technology operating in the 1800 MHz frequency band.

“DGPT”	is the Director General of Post and Telecommunications.

“distribution point”	is the point of interconnection between the dropwire and the secondary cable running to a cabinet and/or a local exchange.

“DLD”	refers to domestic long-distance telecommunications services such as long-distance telephone calls and leased lines services.

“downlink”	refers to the receiving portion of a satellite circuit extending from the satellite to the Earth.

“dropwire”	is the wire connecting the subscriber’s premises to the distribution point.

“DSL”	(Digital Subscriber Line) is a technology that allows combinations of services including voice, data and one way full motion video to be delivered over existing copper feeder distribution and subscriber lines.

“DTR”	(Distributable TELKOM Revenues) is the monthly revenue share payable by each KSO unit to TELKOM under the KSO Agreements, being a specified percentage of total KSO revenues in a KSO unit after deduction of specified KSO operating expenses and MTR.

“dualband”	refers to the capability of a mobile cellular network and mobile cellular handsets to operate across two frequency bands, for example GSM 900 and GSM 1800.

“duopoly system”	is a system allowing only two national operators, which in Indonesia’s case are TELKOM and Indosat, to provide fixed line telecommunication services including domestic long-distance and international long-distance.

“e-business”	refers to electronic business solutions including electronic payment services, internet data centers and content and application solutions.

“earth station”	is the antenna and associated equipment used to receive or transmit telecommunication signals via satellite.

“Erlang”	refers to a unit of measurement of telephone traffic equal to one hour of conversation.

“existing installations”	refer to telecommunications facilities, including telephone lines, network infrastructure and related assets in existence in each KSO Division as of the beginning of each KSO Period plus certain facilities and equipment constructed or installed by TELKOM in the KSO Units after such dates to be managed by a KSO Investor.

“fixed cellular”	refers to a form of fixed wireless technology which uses conventional cellular network configurations to link a subscriber at a fixed location to a local exchange.

“fixed line”	refers to fixed wireline and fixed wireless.

“fixed wireless”	refers to a local wireless transmission link using cellular, microwave or radio technology to link a subscriber at a fixed location to a local exchange.

“fixed wireline”	refers to a fixed path (wire or cable) linking a subscriber at a fixed location to a local exchange, usually with an individual phone number.

“frame relay”	is a packet-switching protocol (in which messages are divided into packets before they are sent) for connecting devices on a computer network that spans a relatively large geographical area.

“Government”	refers to the Government of the Republic of Indonesia.

“GPRS”	(General Packet Radio Service) is a data packet switching technology that allows information to be sent and received across a mobile network and only utilizes the network when there is data to be sent.

“GSM”	(Global System for Mobile Telecommunication) is a European standard for digital cellular telephone.

“IDD”	(International Direct Dialing) is a service that allows a subscriber to make an international call without the assistance or intervention of an operator from any telephone terminal.

“IDX”	refers to the Indonesia Stock Exchange.

“installed lines”	refer to complete lines fully built-out to the distribution point and ready to be connected to subscribers.

“intelligent network” or “IN”	is a service-independent telecommunications network where the logic functions are taken out of the switch and placed in computer nodes distributed throughout the network. This provides the means to develop and control services more efficiently allowing new or advanced telephony services to be introduced quickly.

“IP DSLAM”	(Internet Protocol Digital Subscriber Line Access Multiplexer). A Digital Subscriber Line Access Multiplexer (DSLAM) allows telephone lines to make faster connections to the internet. It is a network device, located near the customer’s location, that connects multiple customer Digital Subscriber Lines (DSLs) to a high-speed internet backbone line using multiplexing techniques.

“ISDN”	(Integrated Services Digital Network) is a network that provides end-to-end digital connectivity and allows simultaneous transmission of voice, data and video and provides high-speed internet connectivity.

“ITRB”	refers to the Indonesian Telecommunications Regulatory Body.

“Kbps”	(Kilobits per second) is a measure of speed for digital signal transmission expressed in thousands of bits per second.

“KSO”	(Kerjasama Operasi) or Joint Operating Scheme, is a unique type of Build, Operate and Transfer arrangement with a consortium of partners in which the consortium invests and operates TELKOM facilities in regional divisions. The consortium partners are owned by international operators and private domestic companies, or in cases where TELKOM has acquired the consortium partner, by TELKOM.

“KSO Agreements”	refer to the agreements, as amended from time to time, governing the operation of the network in the relevant KSO region for the KSO Period. See “KSO Period.”

“KSO Period”	refers to the period covered by a KSO Agreement.

“KSO Unit”	refers to a regional division of TELKOM managed and operated pursuant to the relevant KSO Agreement.

“leased line”	is a dedicated telecommunications transmissions line linking one fixed point to another, rented from an operator for exclusive use.

“lines in service”	refer to revenue-generating lines connected to subscribers, including payphones, but not including mobile cellular subscribers or lines used internally by TELKOM.

“local call”	is the call among subscribers in the same numbering area without any prefix number being required.

“local exchange capacity”	refers to the aggregate number of lines at a local exchange connected and available for connection to outside plant.

“MHz”	(Megahertz) is a unit of measure of frequency. 1 MHz is equal to one million cycles per second.

“microwave transmission”	is a transmission consisting of electromagnetic waves in the radio frequency spectrum above 890 million cycles per second and below 20 billion cycles per second.

“MoC”	refers to the Ministry of Communication. See “MoCI.”

“MoCI”	refers to the Ministry of Communication and Information, to which telecommunications regulatory responsibility was transferred from the MoC in February 2005.

“Modern License”	is an operational license, contemplated in the Telecommunication Law, which replaces the existing operational license for basic telecommunications services.

“MoF”	refers to the Ministry of Finance.

“MTR”	(Minimum TELKOM Revenues) is the specified minimum amount payable monthly by each KSO Unit to TELKOM under the KSO Agreements.

“NSS”	(Network Switching Subsystem) is core part of GSM system. NSS handle switching functions, mobility management function and manages the communications between mobile phone other telephone network

“optical fiber”	refers to cables using optical fiber and laser technology whereby modulating light beams representing data are transmitted through thin filaments of glass.

“outside plant”	is the equipment and facilities used to connect subscriber premises to the local exchange.

“PBH” or “Revenue-Sharing Arrangement”	(Pola Bagi Hasil) is a type of Build, Operate and Transfer arrangement scheme between TELKOM and domestic private companies. Under this scheme the private company invests in the telecommunication facilities to be operated by TELKOM.

“PPLT”	refers to Penyediaan dan Pengembangan Layanan Telekomunikasi or Provision and Development of Telecommunications Services program established by TELKOM to provide telecommunication infrastructure to certain regions where telecommunication services are not available.

“PSTN”	(Public Switched Telephone Network) is a telephone network operated and maintained by TELKOM.

“RIO”	(reference interconnection offer) is a regulatory term covering all facilities, including interconnection tariffs, technical facilities and other administrative issues offered by one telecommunications operator to other telecommunications operators for interconnection access.

“RSA”	refers to the Revenue-Sharing Agreement.

“RUIM” or “RUIM card”	(Removable User Identity Module) is a “smart” card designed to be inserted into a fixed wireless telephone that uniquely identifies a CDMA network subscription and that contains subscriber-related data such as phone numbers, service details and memory for storing messages.

“SLJJ”	refers to Sambungan Langsung Jarak Jauh or domestic long distance.

“satellite transponder”	is the radio relay equipment embedded on a satellite that receives signals from earth and amplifies and transmits the signal back to earth.

“SIM” or “SIM card”	(Subscriber Identity Module) is a “smart” card designed to be inserted into a mobile cellular telephone that uniquely identifies a GSM network subscription and that contains subscriber-related data such as phone numbers, service details and memory for storing messages.

“SMS”	(Short Messaging Service) is a technology allowing the exchange of text messages between mobile cellular phones and between fixed wireless phones.

“switch”	is a mechanical, electrical or electronic device that opens or closes circuits, completes or breaks an electrical path, or selects paths or circuits, used to route traffic in a telecommunications network.

“trunk exchange”	is a switch that has the function of connecting one telephony switch to another telephony switch, which can be either a local or trunk switch.

“UMTS”	(Universal Mobile Telephone System) is a one of the Third Generation (3G) mobile systems being developed within the ITU’s IMT-2000 framework.

“USO”	(Universal Service Obligation) is the service obligation imposed by the Government on all providers of telecommunications services for the purpose of providing public services in Indonesia.

“VoIP”	(Voice over Internet Protocol) is a means of sending voice information using the Internet Protocol.

“VPN”	(Virtual Private Network) is a secure private network connection, built on top of publicly-accessible infrastructure, such as the internet or the public telephone network. VPNs typically employ some combination of encryption, digital certificates, strong user authentication and access control to provide security to the traffic they carry. They usually provide connectivity to many machines behind a gateway or firewall.

“VSAT”	(Very Small Aperture Terminal) is a relatively small antenna, typically 1.5 to 3.0 meters in diameter, placed in the user’s premises and used for two-way communications by satellite.

“WAP”	(Wireless Application Protocol) is an open and global standard of technology platform that enables mobile users to access and interact with mobile information services such as e-mail, Web sites, financial information, on-line banking, information and entertainment (infotainment), games and micro payments.

“WLL”	(Wireless Local Loop) is a means of providing local loop (the physical connection from the subscriber’s premises to the carrier’s point of presence or POP) facility without wires, which allows carriers to provide local loop with approximately 1 Gbps or more in aggregate bandwidth per coverage area. WLL is particularly effective in rocky or soggy terrain.

CROSS REFERENCE TO FORM 20-F

ITEM		REQUIRED ITEM IN FORM 20-F	PAGE NUMBER

ITEM 1.	Identity of Directors, Senior Management and Advisers		N/A

ITEM 2.	Offer Statistics and Expected Timetable		N/A

ITEM 3.	Key Information

	3. A	Selected Financial Data	4-9; 133-134
	3. B	Capitalization and Indebtedness	N/A
	3. C	Reasons for the Offer and Use of Proceeds	N/A
	3. D	Risk Factors	77-84; 125-126; 43-44

ITEM 4.	Information on the Company

	4. A	History and Development of the Company	3-24
	4. B	Business Overview	60-76; 47-59
	4. C	Organizational Structure	173-175
	4. D	Property, Plant and Equipment	175

ITEM 5.	Operating and Financial Review and Prospects

	5. A	Operating Results	88-110
	5. B	Liquidity and Capital Resources	110-122
	5. C	Research and Development, Patents and Licenses	122
	5. D	Trend Information	122
	5. E	Off-Balance Sheet Arrangements	122-124
	5. F	Tabular Disclosure of Contractual Obligations	124

ITEM 6.	Director, Senior Management, and Employees

	6. A	Directors and Senior Management	32-35; 143-153
	6. B	Compensation	152-153; 44-45
	6. C	Board Practices	150-151
	6. D	Employees	39-40
	6. E	Share Ownership	153

ITEM 7.	Major Shareholders and Related Party Transactions

	7. A	Major Stockholders	15
	7. B	Related Party Transactions	16-18
	7. C	Interests of Experts and Counsel	N/A

ITEM 8.	Financial Information

	8. A	Consolidated Statements and Other Financial Information	F-1-F-156
	8. B	Significant Changes	126; F-124-F-125

ITEM 9.	The Offer and Listing

	9. A	Offer and Listing Details	12-13
	9. B	Plan of Distribution	N/A
	9. C	Markets	13-15
	9. D	Selling Shareholders	N/A
	9. E	Dilution	N/A
	9. F	Expenses of the Issue	N/A

ITEM 10.	Additional Information

	10. A	Share Capital	N/A
	10. B	Memorandum and Articles of Association	126-130
	10. C	Material Contracts	130-132
	10. D	Exchanges Controls	134
	10. E	Taxation	134-137
	10. F	Dividends and Paying Agents	N/A
	10. G	Statement by Experts	N/A
	10. H	Documents on Display	137
	10. I	Subsidiary Information	N/A

ITEM		REQUIRED ITEM IN FORM 20-F	PAGE NUMBER

ITEM 11.	Quantitative and Qualitative Disclosures About Market Risk

	A.	Disclosure About Market Risk	85-87

ITEM 12.	Description of Securities Other Than Equity Securities		N/A

ITEM 13.	Defaults, Dividend Arrearages and Delinquencies		111

ITEM 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds		N/A

ITEM 15.	Controls and Procedures		138-140

ITEM 16.	Reserved

	16. A	Audit Committee Financial Expert	141
	16. B	Code of Ethics	141
	16. C	Principal Accountants Fees and Services	141
	16. D	Exemptions from the Listing Standards For Audit Committees	142
	16. E	Purchases of Equity Securities by the Issuer and Affiliated Purchasers	18-19

ITEM 17.	Financial Statements		N/A

ITEM 18.	Financial Statements		F-1-F-156

ITEM 19.	Exhibits

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk
AND SUBSIDIARIES
CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2006 AND 2007
AND YEARS ENDED
DECEMBER 31, 2005, 2006 AND 2007

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
DECEMBER 31, 2006 AND 2007 AND
YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007

INDEPENDENT AUDITORS’ REPORT
TO THE STOCKHOLDERS OF
PERUSAHAAN PERSEROAN (PERSERO) PT TELEKOMUNIKASI INDONESIA Tbk
We have audited the accompanying consolidated balance sheets of Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk (“the Company”) and its subsidiaries as of 31 December 2007 and 2006, and the related consolidated statements of income, changes in stockholders’ equity and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. The Company’s consolidated financial statements for the year ended 31 December 2005 were audited by other independent auditor whose report dated 8 June 2006, except for Note 56, as to which the date was 16 June 2006, expressed an unqualified opinion on those statements.
We conducted our audits in accordance with auditing standards established by the Indonesian Institute of Certified Public Accountants and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries at 31 December 2007 and 2006, and the consolidated results of their operation and their cash flows for the years then ended in conformity with accounting principles generally accepted in Indonesia.
Accounting principles generally accepted in Indonesia vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 56 to the consolidated financial statements.
JAKARTA,
22 May 2008
/s/ Drs. Irhoan Tanudiredja, CPA
Drs. Irhoan Tanudiredja, CPA
Public Accountant License No. 99.1.0683
The accompanying consolidated financial statements are not intended to present the consolidated financial position, results of operations, and cash flows in accordance with accounting principles and practices generally accepted in countries and jurisdictions other than Indonesia. The standards, procedures and practices utilized to audit such consolidated financial statements may differ from those generally accepted in countries and jurisdictions other than Indonesia.
Accordingly, the accompanying consolidated financial statements and the auditor’s report thereon are not intended for use by those who are not informed about Indonesian accounting principles and auditing standards, and their application in practice.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
REPORT TO THE STOCKHOLDERS OF
PERUSAHAAN PERSEROAN (PERSERO) PT TELEKOMUNIKASI INDONESIA Tbk
In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, changes in stockholders’ equity and cash flows present fairly, in all material respects, the financial position of Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk and its subsidiaries (the “Company”) at 31 December 2007 and 2006, and the results of their operations and their cash flows for each of the two years in the period ended 31 December 2007 and 2006 in conformity with accounting principles generally accepted in Indonesia.
Also in our opinion, the Company did not maintain, in all material respects, effective internal control over financial reporting as of 31 December 2007, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) because material weaknesses in internal control over financial reporting relating to the ineffective controls, including monitoring controls and the dissemination of policies and procedures over its financial close and reporting process; and ineffective controls over its accounting for property, plant and equipment, existed as of that date.
A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis. The material weaknesses referred to above are described in Management’s Report on Internal Control Over Financial Reporting on page 138 of 2007 Annual Report of Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia and incorporated by reference into Item 15 of
Form 20-F.
We considered these material weaknesses in determining the nature, timing, and extent of audit tests applied in our audit of the 31 December 2007 consolidated financial statements, and our opinion regarding the effectiveness of the Company’s internal control over financial reporting does not affect our opinion on those consolidated financial statements.
The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in management’s report referred to above. Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our integrated audits in 2007 and 2006.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States) and auditing standards established by the Indonesian Institute of Certified Public Accountants.

Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.
Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.
Accounting principles generally accepted in Indonesia vary in certain significant respects from accounting principles generally accepted in the United States of America. Information related to the nature and effect of such differences is presented in Note 56 to the consolidated financial statements.
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
JAKARTA,
22 May 2008
/s/ Drs. Irhoan Tanudiredja, CPA
Drs. Irhoan Tanudiredja, CPA
Public Accountant License No. 99.1.0683

Report of Independent Registered Public Accountants
No. L.05 — 3737 — 06/US
The Shareholders, Board of Commissioners and Board of Directors
Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk.:
We have audited the consolidated statements of income, changes in stockholders’ equity, and cash flows of Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk. and subsidiaries (the “Company”) for the year ended December 31, 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States) and auditing standards generally accepted in Indonesia. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the results of operations and cash flows of Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk. and subsidiaries for the year ended December 31, 2005, in conformity with accounting principles generally accepted in Indonesia.
Accounting principles generally accepted in Indonesia vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 56 to the consolidated financial statements.
Kantor Akuntan Publik Siddharta Siddharta & Widjaja
Member Firm of KPMG International
License No.: KEP-232/KM.6/2002
Drs. Agung Nugroho Soedibyo
Public Accountant License No. 98.1.0151
Jakarta-Indonesia, June 8, 2006, except for Note 56, as to which the date is June 16, 2006.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 2006 AND 2007
(Figures in tables are presented in millions of Rupiah and thousands of United States Dollars)

		2006	2007
	Notes	Rp.	Rp.	US$ (Note 3)
ASSETS

CURRENT ASSETS
Cash and cash equivalents	2c,2e,5,45	8,315,836	10,140,791	1,079,497
Temporary investments	2c,2f,45	84,492	159,504	16,979
Trade receivables	2c,2g,6,38,45
Related parties — net of allowance for doubtful accounts of Rp.85,053 million in 2006 and Rp.69,521 million in 2007		520,689	449,085	47,806
Third parties — net of allowance for doubtful accounts of Rp.699,736 million in 2006 and Rp.1,030,935 million in 2007		3,196,588	2,912,403	310,028
Other receivables — net of allowance for doubtful accounts of Rp.1,685 million in 2006 and Rp.10,982 million in 2007	2c,2g,45	147,735	150,508	16,022
Inventories — net of allowance for obsolescence of Rp.48,098 million in 2006 and Rp.54,701 million in 2007	2h,7,38	213,329	211,441	22,508
Prepaid expenses	2c,2i,8,45	1,073,329	1,407,410	149,820
Claims for tax refund	39	359,582	420,550	44,768
Prepaid taxes	39	2,390	47,683	5,076
Restricted time deposits	2c,9,45	6,822	78,720	8,380

Total Current Assets		13,920,792	15,978,095	1,700,884

NON-CURRENT ASSETS
Long-term investments — net	2f,10	89,197	113,990	12,134
Property, plant and equipment — net of accumulated depreciation of Rp.45,043,380 million in 2006 and Rp.54,434,809 million in 2007	2k,2l,4,11, 19,20,23	54,267,060	60,463,892	6,436,437
Property, plant and equipment under Revenue-Sharing Arrangements — net of accumulated depreciation of Rp.493,381 million in 2006 and Rp.502,563 million in 2007	2m,12,35,48	965,632	705,091	75,058
Prepaid pension benefit cost	2i,2r,42	103	398	42
Advances and other non-current assets	2c,2o,13,
	29,45,50	1,454,283	1,408,764	149,964
Goodwill and other intangible assets — net of accumulated amortization of Rp.3,708,590 million in 2006 and Rp.4,758,067 million in 2007	2d,2j,4,14,38	4,436,605	3,387,128	360,563
Escrow accounts	2c,15, 45	2,073	1,402	149

Total Non-current Assets		61,214,953	66,080,665	7,034,347

TOTAL ASSETS		75,135,745	82,058,760	8,735,231

See accompanying notes to consolidated financial statements, which form an integral part of the consolidated financial statements.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS (continued)
DECEMBER 31, 2006 AND 2007
(Figures in tables are presented in millions of Rupiah and thousands of United States Dollars)

		2006	2007
	Notes	Rp.	Rp.	US$ (Note 3)
LIABILITIES AND STOCKHOLDERS’ EQUITY

CURRENT LIABILITIES
Trade payables	2c,16,45
Related parties		1,116,496	942,912	100,374
Third parties		5,801,457	5,962,022	634,663
Other payables		10,599	16,679	1,775
Taxes payable	2s,39	2,569,002	3,052,149	324,904
Accrued expenses	2c,17,36
	42,45	3,475,698	2,741,076	291,790
Unearned income	18	2,037,772	2,413,952	256,967
Advances from customers and suppliers		161,262	141,361	15,048
Short-term bank loans	2c,19,45	687,990	573,669	61,068
Current maturities of long-term liabilities	2c,20,45	4,675,409	4,830,809	514,244

Total Current Liabilities		20,535,685	20,674,629	2,200,833

NON-CURRENT LIABILITIES
Deferred tax liabilities — net	2s,39	2,665,397	3,034,100	322,983
Unearned income on Revenue-Sharing Arrangements	2m,12,48	817,174	503,385	53,586
Accrued long service awards	2c,2r,43,45	465,008	74,520	7,933
Accrued post-retirement health care benefits	2c,2r,44,45	2,945,728	2,768,923	294,754
Accrued pension and other post-retirement benefits costs	2r,42	1,201,939	1,354,543	144,192
Long-term liabilities — net of current maturities
Obligations under capital leases	2l,11,20	217,108	201,994	21,503
Two-step loans — related party	2c,20,21,45	4,006,935	3,727,884	396,837
Bank loans	2c,20,23,45	2,487,913	4,165,168	443,386
Deferred consideration for business combinations	20,24	3,537,082	2,500,273	266,156

Total Non-current Liabilities		18,344,284	18,330,790	1,951,330

MINORITY INTEREST	25	8,187,087	9,304,762	990,500

See accompanying notes to consolidated financial statements, which form an integral part of the consolidated financial statements.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS (continued)
DECEMBER 31, 2006 AND 2007
(Figures in tables are presented in millions of Rupiah and thousands of United States Dollars)

		2006	2007
	Notes	Rp.	Rp.	US$ (Note 3)
STOCKHOLDERS’ EQUITY
Capital stock — Rp.250 par value per Series A Dwiwarna share and Series B share
Authorized — 1 Series A Dwiwarna share and 79,999,999,999 Series B shares
Issued and fully paid — 1 Series A Dwiwarna share and 20,159,999,279 Series B shares	1c,26	5,040,000	5,040,000	536,513
Additional paid-in capital	27	1,073,333	1,073,333	114,257
Treasury stock — 118,376,500 shares in 2006 and 244,740,500 shares in 2007	2u,28	(952,211)	(2,176,611)	(231,702)
Difference in value arising from restructuring transactions and other transactions between entities under common control	2d,29	180,000	270,000	28,742
Difference due to change of equity in associated companies	2f	385,595	385,595	41,047
Unrealized holding gain from available-for-sale securities	2f	8,865	11,237	1,196
Translation adjustment	2f	227,669	230,017	24,486
Retained earnings
Appropriated		1,803,397	6,700,879	713,315
Unappropriated		20,302,041	22,214,129	2,364,714

Total Stockholders’ Equity		28,068,689	33,748,579	3,592,568

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY		75,135,745	82,058,760	8,735,231

See accompanying notes to consolidated financial statements, which form an integral part of the consolidated financial statements.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007
(Figures in tables are presented in millions of Rupiah and thousands of United States Dollars, except per share and per ADS data)

		2005	2006	2007
	Notes	Rp.	Rp.	Rp.	US$ (Note 3)
OPERATING REVENUES
Telephone	2q,30
Fixed lines		10,781,252	10,979,033	11,001,211	1,171,089
Cellular		14,570,958	20,622,647	22,638,065	2,409,843
Interconnection	2q,31,45
Revenues		10,723,800	11,793,805	12,705,911	1,352,556
Expenses		(2,981,716)	(3,112,344)	(3,054,604)	(325,165)

Net		7,742,084	8,681,461	9,651,307	1,027,391
Data and internet	2q,33	6,934,324	9,065,187	14,684,135	1,563,140
Joint Operation Schemes	2n,4,32,47	588,647	489,414	—	—
Network	2q,34,45	586,636	718,738	707,374	75,301
Revenue-Sharing Arrangements	2m,12,35,48	302,282	415,477	427,978	45,559
Other telecommunications services		301,001	322,051	329,941	35,123

Total Operating Revenues		41,807,184	51,294,008	59,440,011	6,327,446

OPERATING EXPENSES
Depreciation	2k,2l,2m,
	11,12,13	7,570,739	9,178,343	9,545,004	1,016,075
Personnel	2r,17,36,
	42,43,44	6,563,047	8,513,765	8,494,890	904,289
Operations, maintenance and telecommunication services	2q,37,45	5,916,341	7,495,728	9,590,596	1,020,928
General and administrative	2g,2h,2q,6
	7,14,38	2,763,951	3,271,427	3,567,666	379,781
Marketing	2q	1,126,229	1,241,504	1,769,147	188,327
Write-down of assets	2k,11	616,768	—	—	—
Loss on procurement commitments	11	79,359	—	—	—

Total Operating Expenses		24,636,434	29,700,767	32,967,303	3,509,400

OPERATING INCOME		17,170,750	21,593,241	26,472,708	2,818,046

OTHER (EXPENSES) INCOME
Interest income	45	344,686	654,984	518,663	55,212
Equity in net income (loss) of associated companies	2f,10	10,879	(6,619)	6,637	707
Interest expense	45	(1,177,268)	(1,286,354)	(1,436,165)	(152,881)
(Loss) gain on foreign exchange — net	2p	(516,807)	836,328	(294,774)	(31,379)
Others — net		409,184	202,025	328,584	34,978

Other (expenses) income — net		(929,326)	400,364	(877,055)	(93,363)

INCOME BEFORE TAX		16,241,424	21,993,605	25,595,653	2,724,683

TAX (EXPENSE) BENEFIT	2s,39
Current		(5,719,644)	(7,097,202)	(7,233,874)	(770,053)
Deferred		535,757	57,275	(693,949)	(73,872)

		(5,183,887)	(7,039,927)	(7,927,823)	(843,925)

INCOME BEFORE MINORITY INTEREST IN NET INCOME OF CONSOLIDATED SUBSIDIARIES		11,057,537	14,953,678	17,667,830	1,880,758

MINORITY INTEREST IN NET INCOME OF CONSOLIDATED SUBSIDIARIES — Net	25	(3,063,971)	(3,948,101)	(4,810,812)	(512,115)

NET INCOME		7,993,566	11,005,577	12,857,018	1,368,643

BASIC EARNINGS PER SHARE	2w,40
Net income per share		396.51	547.15	644.08	0.07
Net income per ADS (40 Series B shares per ADS)		15,860.25	21,886.00	25,763.20	2.80
See accompanying notes to consolidated financial statements, which form an integral part of the consolidated financial statements.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY
YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007
(Figures in tables are presented in millions of Rupiah)

				Difference in
				value arising from
				restructuring
				transactions and	Difference	Unrealized
				other transactions	due to change	holding
			Additional	between entities	of equity	gain (loss) on
		Capital	paid-in	under common	in associated	available-for-	Translation	Retained earnings		Stockholders’
Descriptions	Notes	stock	capital	control	companies	sale securities	adjustment	Appropriated	Unappropriated	equity
		Rp.	Rp.	Rp.	Rp.	Rp.	Rp.	Rp.	Rp.	Rp.

Balance, January 1, 2005		5,040,000	1,073,333	(7,288,271)	385,595	884	229,595	1,680,813	17,006,087	18,128,036

Change in accounting policy for restructuring transactions and other transactions between entities under common control	2d,29	—	—	7,288,271	—	—	—	—	(7,288,271)	—

Unrealized holding loss on available-for-sale securities	2f	—	—	—	—	(1,632)	—	—	—	(1,632)

Foreign currency translation of associated company	2f,10	—	—	—	—	—	3,658	—	—	3,658

Compensation for early termination of exclusive rights	29	—	—	90,000	—	—	—	—	—	90,000

Cash dividends	2v,41	—	—	—	—	—	—	—	(2,921,227)	(2,921,227)

Appropriation for general reserve	41	—	—	—	—	—	—	122,584	(122,584)	—

Net income for the year		—	—	—	—	—	—	—	7,993,566	7,993,566

Balance, December 31, 2005		5,040,000	1,073,333	90,000	385,595	(748)	233,253	1,803,397	14,667,571	23,292,401

See accompanying notes to consolidated financial statements, which form an integral part of the consolidated financial statements.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY (continued)
YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007
(Figures in tables are presented in millions of Rupiah)

					Difference in
					value arising from
					restructuring
					transactions and	Difference	Unrealized
					other transactions	due to change	holding
			Additional		between entities	of equity	gain (loss) on
		Capital	paid-in	Treasury	under common	in associated	available-for-	Translation	Retained earnings		Stockholders’
Descriptions	Notes	stock	capital	stock	control	companies	sale securities	adjustment	Appropriated	Unappropriated	equity
		Rp.	Rp.	Rp.	Rp.	Rp.	Rp.	Rp.	Rp.	Rp.	Rp.
Balance, January 1, 2006		5,040,000	1,073,333	—	90,000	385,595	(748)	233,253	1,803,397	14,667,571	23,292,401

Unrealized holding gain on available-for-sale securities	2f	—	—	—	—	—	9,613	—	—	—	9,613

Foreign currency translation of associated company	2f,10	—	—	—	—	—	—	(5,584)	—	—	(5,584)

Compensation for early termination of exclusive rights	29	—	—	—	90,000	—	—	—	—	—	90,000

Cash dividends	2v,41	—	—	—	—	—	—	—	—	(4,400,090)	(4,400,090)

Interim cash dividends	2v,41	—	—	—	—	—	—	—	—	(971,017)	(971,017)

Treasury stock acquired — at cost	2u,28	—	—	(952,211)	—	—	—	—	—	—	(952,211)

Net income for the year		—	—	—	—	—	—	—	—	11,005,577	11,005,577

Balance, December 31, 2006		5,040,000	1,073,333	(952,211)	180,000	385,595	8,865	227,669	1,803,397	20,302,041	28,068,689

See accompanying notes to consolidated financial statements, which form an integral part of the consolidated financial statements.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY (continued)
YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007
(Figures in tables are presented in millions of Rupiah)

					Difference in
					value arising from
					restructuring
					transactions and	Difference	Unrealized
					other transactions	due to change	holding
			Additional		between entities	of equity	gain on
		Capital	paid-in	Treasury	under common	in associated	available-for-	Translation	Retained earnings		Stockholders’
Descriptions	Notes	stock	capital	stock	control	companies	sale securities	adjustment	Appropriated	Unappropriated	equity
		Rp.	Rp.	Rp.	Rp.	Rp.	Rp.	Rp.	Rp.	Rp.	Rp.
Balance, January 1, 2007		5,040,000	1,073,333	(952,211)	180,000	385,595	8,865	227,669	1,803,397	20,302,041	28,068,689

Unrealized holding gain on available-for-sale securities	2f	—	—	—	—	—	2,372	—	—	—	2,372

Foreign currency translation of associated company	2f,10	—	—	—	—	—	—	2,348	—	—	2,348

Compensation for early termination of exclusive rights	29	—	—	—	90,000	—	—	—	—	—	90,000

Cash dividends	2v,41	—	—	—	—	—	—	—	—	(5,082,050)	(5,082,050)

Appropriation for general reserve	41	—	—	—	—	—	—	—	4,897,482	(4,897,482)	—

Interim cash dividends	2v,41	—	—	—	—	—	—	—	—	(965,398)	(965,398)

Treasury stock acquired — at cost	2u,28	—	—	(1,224,400)	—	—	—	—	—	—	(1,224,400)

Net income for the year		—	—	—	—	—	—	—	—	12,857,018	12,857,018

Balance, December 31, 2007		5,040,000	1,073,333	(2,176,611)	270,000	385,595	11,237	230,017	6,700,879	22,214,129	33,748,579

See accompanying notes to consolidated financial statements, which form an integral part of the consolidated financial statements.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007
(Figures in tables are presented in millions of Rupiah and thousands of United States Dollars)

	2005	2006	2007
	Rp.	Rp.	Rp.	US$(Note 3)
CASH FLOWS FROM OPERATING ACTIVITIES
Cash receipts from operating revenues
Telephone
Fixed lines	10,668,915	10,673,901	10,987,600	1,169,640
Cellular	14,825,437	20,842,406	22,720,191	2,418,585
Interconnection — net	7,403,322	8,655,917	9,621,688	1,024,238
Joint Operation Schemes	614,652	596,423	3,797	404
Data and internet	6,952,323	8,914,019	14,822,515	1,577,870
Other services	1,445,668	1,285,275	1,122,607	119,503

Total cash receipts from operating revenues	41,910,317	50,967,941	59,278,398	6,310,240
Cash payments for operating expenses	(14,954,742)	(16,465,320)	(23,612,680)	(2,513,592)
Cash refund to customers	(55,343)	(57,580)	(18,876)	(2,009)

Cash generated from operations	26,900,232	34,445,041	35,646,842	3,794,639

Interest received	341,848	642,959	514,524	54,772
Interest paid	(1,200,484)	(1,217,131)	(1,470,328)	(156,518)
Income tax paid	(4,938,916)	(7,175,681)	(6,963,766)	(741,299)

Net cash provided by operating activities	21,102,680	26,695,188	27,727,272	2,951,594

CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds from sale of temporary investments and maturity of time deposits	227,633	46,081	11,804	1,257
Purchases of temporary investments and placements in time deposits	(226,054)	(98,896)	(84,444)	(8,989)
Proceeds from sale of property, plant and equipment	84,621	17,269	39,105	4,163
Proceeds from insurance claim	27,580	—	10,626	1,131
Acquisition of property, plant and equipment	(12,106,930)	(15,900,628)	(15,056,802)	(1,602,811)
Decrease (increase) in advances for purchases of property, plant and equipment	(212,187)	(293,920)	15,710	1,672
(Increase) decrease in advances and others	874	38,395	(61,590)	(6,556)
Business combinations, net of cash (paid) acquired	(4,000)	143,648	—	—
Acquisition of intangible assets	—	(436,000)	—	—
Proceeds from sale of long-term investments	—	22,561	—	—
Cash dividends received	—	382	510	54
Acquisition of long-term investments	(4,250)	—	(13,782)	(1,467)

Net cash used in investing activities	(12,212,713)	(16,461,108)	(15,138,863)	(1,611,546)

CASH FLOWS FROM FINANCING ACTIVITIES
Cash dividends paid	(2,980,640)	(5,371,102)	(6,047,431)	(643,755)
Cash dividends paid to minority stockholders of subsidiaries	(1,694,261)	(2,067,696)	(3,693,137)	(393,138)
Increase in escrow accounts	(96,216)	(2,073)	—	—
Proceeds from short-term borrowings	739,153	1,020,000	1,130,435	120,336
Repayments of short-term borrowings	(1,733,862)	(507,133)	(1,233,333)	(131,289)
Repayment of medium-term Notes	(470,000)	(145,000)	(465,000)	(49,500)
Redemption of Telkomsel’s notes	(780,565)	—	—	—
Proceeds from long-term borrowings	569,995	2,532,313	5,119,000	544,922
Repayment of long-term borrowings	(1,723,126)	(1,674,516)	(3,317,415)	(353,142)
Payment for purchases of treasury stock	—	(952,211)	(1,224,400)	(130,339)
Repayment of promissory notes	(164,186)	(201,307)	(199,365)	(21,223)
Repayment of obligations under capital leases	(5,643)	(14,095)	(26,392)	(2,809)
Redemption of bonds	—	—	(1,000,000)	(106,451)

Net cash used in financing activities	(8,339,351)	(7,382,820)	(10,957,038)	(1,166,388)

See accompanying notes to consolidated financial statements, which form an integral part of the consolidated financial statements.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS (continued)
YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007
(Figures in tables are presented in millions of Rupiah and thousands of United States Dollars)

	2005	2006	2007
	Rp.	Rp.	Rp.	US$ (Note 3)
NET INCREASE IN CASH AND CASH EQUIVALENTS	550,616	2,851,260	1,631,371	173,660

EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	(32,055)	89,892	193,584	20,607

CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	4,856,123	5,374,684	8,315,836	885,230

CASH AND CASH EQUIVALENTS AT END OF YEAR	5,374,684	8,315,836	10,140,791	1,079,497

SUPPLEMENTAL CASH FLOW INFORMATION

Non-cash investing and financing activities:

Acquisition of property, plant and equipment through incurrence of payables	3,786,014	4,540,200	5,133,224	546,436
Acquisition of business through the incurrence of long-term liability	—	1,770,925	—	—
Acquisition of property, plant and equipment through Revenue-Sharing Arrangements	201,833	543,651	—	—
Exchange of property, plant and equipment	—	440,358	—	—
Acquisition of property, plant and equipment through capital leases	257,380	8,440	17,993	1,915
See accompanying notes to consolidated financial statements, which form an integral part of the consolidated financial statements.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2006 AND 2007
AND YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
1.	GENERAL
a.	Establishment and general information

Perusahaan Perseroan (Persero) P.T. Telekomunikasi Indonesia Tbk (the “Company”) was originally part of “Post en Telegraafdienst”, which was established in 1884 under the framework of Decree No. 7 dated March 27, 1884 of the Governor General of the Dutch Indies and was published in State Gazette No. 52 dated April 3, 1884.

In 1991, the status of the Company was changed into a state-owned limited liability corporation (“Persero”) based on the Government Regulation No. 25/1991.

The Company was established based on notarial deed No. 128 dated September 24, 1991 of Imas Fatimah, S.H.. The deed of establishment was approved by the Minister of Justice of the Republic of Indonesia in his Decision Letter No. C2-6870.HT.01.01.Th.1991 dated November 19, 1991, and was published in State Gazette No. 5 dated January 17, 1992, Supplement No. 210. The Articles of Association have been amended several times, the latest amendments were concerning among others, the change in terms of service of Board of Commissioners and Board of Directors based on notarial deed No. 8 and No. 9 dated September 7, 2007 of A. Partomuan Pohan, S.H., LLM. and notification of this amendment was received by the Minister of Justice and Human Rights of the Republic of Indonesia (“MoJHR”) as in his Letter No. W7-HT.01.10-12858 dated September 14, 2007.

In accordance with Article 3 of the Company’s Articles of Association, the scope of its activities is to provide telecommunication and information facilities and services in accordance with prevailing regulations. To achieve this objective, the Company is involved in the following activities:
i.	Planning, building, providing, developing, operating, marketing or selling, leasing and maintaining telecommunications and information networks in accordance with prevailing regulations.

ii.	Planning, developing, providing, marketing or selling and improving telecommunications and information services in accordance with prevailing regulations.

iii.	Performing activities and other undertakings in connection with the utilization and development of the Company’s resources and optimizing the utilization of the Company’s property, plant and equipment, information systems, education and training, and repairs and maintenance facilities.
The Company’s head office is located at Jalan Japati No. 1, Bandung, West Java.

Pursuant to Law No. 3/1989 on Telecommunications (effective on April 1, 1989), Indonesian legal entities are allowed to provide basic telecommunications services in cooperation with the Company as the domestic telecommunications organizing body (or “badan penyelenggara”). The Government Regulation No. 8/1993 relating to the provision of the telecommunications services regulates that cooperation to provide basic telecommunications services can be in the form of a joint venture, joint operation or contractual arrangement and that the entities cooperating with the domestic telecommunications organizing body must use the organizing body’s telecommunications networks. If the telecommunications networks are not available, the Government Regulation requires that the cooperation be in the form of a joint venture that is capable of constructing the necessary networks. The Minister of Tourism, Post and Telecommunication of the Republic of Indonesia (“MTPT”) reaffirmed the status of the Company as the organizing body for the provision of domestic telecommunication services through two Decision Letters both dated August 14, 1995.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2006 AND 2007,
AND YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
1.	GENERAL (continued)
a.	Establishment and general information (continued)

The provision of domestic telecommunications services of the Company, includes telephone, telex, telegram, satellite, leased lines, electronic mail, mobile communication and cellular services. Pursuant to this, in 1995, the Company entered into agreements with investors to develop, manage and operate telecommunications facilities in five of the Company’s seven regional divisions (“Divre”) under Joint Operation Schemes (known as “Kerja Sama Operasi” or “KSO”), in order to:
(1)	accelerate the construction of telecommunication facilities,

(2)	make the Company a world-class operator, and

(3)	increase the technology as well as knowledge and skills of its employees.
Historically, the Company had exclusive right to provide local wireline and fixed wireless services for a minimum period of 15 years and the exclusive right to provide domestic long-distance (“Sambungan Langsung Jarak Jauh” or “SLJJ”) telecommunications services for a minimum period of 10 years, effective January 1, 1996. Such exclusive rights also applied to telecommunications services provided for and on behalf of the Company through a KSO. This grant of rights did not affect the Company’s right to provide other domestic telecommunications services.

In 1999, the Government of the Republic of Indonesia (the “Government”) passed Telecommunications Law No. 36, which took effect in September 2000. This Law states that the telecommunication activities cover:
(1)	Telecommunications networks,

(2)	Telecommunications services, and

(3)	Special telecommunications.
National state-owned companies (“Badan Usaha Milik Negara” or “BUMN”), regional state-owned companies, privately-owned companies and cooperatives are allowed to provide telecommunications networks and services. Special telecommunications can be provided by individuals, Government Agencies and legal entities other than telecommunications networks and service providers. The Telecommunications Law prohibits activities that result in monopolistic practices and unfair competition, and expects to pave the way for market liberalization. In connection with this law, Government Regulation No. 52/2000 was issued, which provides that interconnection fees shall be charged to originating telecommunications network operators where telecommunications service is provided by two or more telecommunications network operators.

On press release No. 05/HMS/JP/VIII/2000 dated August 1, 2000 of the Directorate General of Post and Telecommunications (“DGPT”), as corrected by No. 1718/UM/VIII/2000 dated August 2, 2000, the period for exclusive rights granted to the Company to provide local and SLJJ fixed-line telecommunications services, were shortened from the expiration period of December 2010 to August 2002 and from December 2005 to August 2003. In return, the Government was required to pay compensation to the Company (Notes 13 and 29.i). Further, on press release of the Coordinating Minister of Economics of the Republic of Indonesia dated July 31, 2002, the Government terminated the Company’s exclusive right as a network provider for local and SLJJ services effective August 1, 2002. On August 1, 2002, PT Indonesian Satellite Corporation Tbk (“Indosat”) was granted a license to provide local and SLJJ telecommunications services.

The Company has a commercial license to provide International Direct Dialing (“IDD”) services based on the Minister of Communications of the Republic of Indonesia (“MoC”) Decree No. KP. 162/2004 dated May 13, 2004.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2006 AND 2007,
AND YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
1.	GENERAL (continued)
b.	Company’s officers and employees
1.	Officers

Based on resolutions made at (i) the Annual General Meeting (“AGM”) of Stockholders dated June 24, 2005 as covered by notarial deed No. 36 of A. Partomuan Pohan, S. H., LLM. and (ii) the Extraordinary General Meeting (“EGM”) of Stockholders dated February 28, 2007 as covered by notarial deed No. 16 of the same notary, as amended through the AGM of Stockholders dated June 29, 2007 as covered by notarial deed No. 58 of the same notary, the composition of the Company’s Board of Commissioners and Directors as of December 31, 2006 and 2007, respectively, were as follows:

	2006	2007
President Commissioner	Tanri Abeng	Tanri Abeng
Commissioner	Anggito Abimanyu	Anggito Abimanyu
Commissioner	Gatot Trihargo	Mahmuddin Yasin
Independent Commissioner	Arif Arryman	Arif Arryman
Independent Commissioner	Petrus Sartono	Petrus Sartono
President Director	Arwin Rasyid	Rinaldi Firmansyah
Vice President Director/Chief Operating Officer	Garuda Sugardo	* (see Note below)
Director of Finance	Rinaldi Firmansyah	Sudiro Asno
Director of Network and Solution	Abdul Haris	I Nyoman Gede Wiryanata
Director of Enterprise and Wholesale	Arief Yahya	Arief Yahya
Director of Consumer	Guntur Siregar	Ermady Dahlan
Director of Compliance and Risk Management	** (see Note below)	Prasetio
Chief Information Technology Officer	** (see Note below)	Indra Utoyo
Human Resources Director/Human Capital and General Affairs	John Welly	Faisal Syam

*	Position is vacant in 2007

**	Position not existing yet in 2006
Based on AGM of Stockholders dated June 29, 2007, the Company’s stockholders agreed to replace Gatot Trihargo as the Company’s Commissioner to Mahmuddin Yasin.

Based on Board of Commissioners’ Decision Letter dated February 15, 2008, the Board of Commissioners agreed to appoint Ermady Dahlan as Director of Network and Solution and I Nyoman Gede Wiryanata as Director of Consumer effective from March 1, 2008.

2.	Employees

As of December 31, 2006 and 2007, the Company and its subsidiaries had 34,021 and 32,465 employees, respectively.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2006 AND 2007,
AND YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
1.	GENERAL (continued)
c.	Public offering of shares of the Company

The Company’s shares prior to its Initial Public Offering (“IPO”) totaled 8,400,000,000, consisting of 8,399,999,999 Series B shares and 1 Series A Dwiwarna share, and were 100%-owned by the Government. On November 14, 1995, 933,333,000 new Series B shares and 233,334,000 Series B shares owned by the Government were offered to public through IPO at the Indonesia Stock Exchange (“IDX”) (previously the Jakarta Stock Exchange and the Surabaya Stock Exchange) and 700,000,000 Series B shares owned by the Government were offered to the public and listed on the New York Stock Exchange (“NYSE”) and the London Stock Exchange (“LSE”), in the form of American Depositary Shares (“ADS”). There are 35,000,000 ADS and each ADS represents 20 Series B shares at that time.

In December 1996, the Government had a block sale of its 388,000,000 Series B shares, and in 1997, had distributed 2,670,300 Series B shares as incentive to stockholders who did not sell their shares within one year from the date of the IPO. In May 1999, the Government further sold 898,000,000 Series B shares.

To comply with Law No. 1/1995 of the Limited Liability Companies, at the AGM of Stockholders on April 16, 1999, the stockholders resolved to increase the Company’s issued share capital through distribution of 746,666,640 bonus shares, to be taken from its additional paid-in capital, which were distributed to stockholders in August 1999.

On August 16, 2007, the Law No. 1/1995 of the Limited Liability Companies has been amended by the issuing of Law No. 40/2007 of the Limited Liability Companies which become effective at the same date. The Law No. 40/2007 has no effect to the public offering of shares of the Company. The Company has complied with Law No. 40/2007.

In December 2001, the Government had another block sale of 1,200,000,000 shares or 11.9% of the total outstanding Series B shares. In July 2002, the Government had sold 312,000,000 shares or 3.1% of the total outstanding Series B shares.

At the AGM of stockholders on July 30, 2004, as notarized by deed No. 26 of A. Partomuan Pohan, S.H., LLM., the stockholders approved the Company’s 2-for-1 stock split for Series A Dwiwarna and Series B. For Series A Dwiwarna share with par value of Rp.500, the split was into 1 Series A Dwiwarna share with par value of Rp.250 per share and 1 Series B share with par value of Rp.250 per share. The stock split resulted to an increase of the Company’s authorized capital stock from 1 Series A Dwiwarna share and 39,999,999,999 Series B shares into 1 Series A Dwiwarna Share and 79,999,999,999 Series B shares, and the issued capital stock from 1 Series A Dwiwarna share and 10,079,999,639 Series B shares into 1 Series A Dwiwarna share and 20,159,999,279 Series B shares. After the stock split, each ADS represented 40 Series B shares.

At the EGM on December 21, 2005, the stockholders approved the phase I plan to repurchase up to a maximum of 5% of the Company’s issued Series B shares for a maximum repurchase amount of Rp.5,250,000 million which had expired on June 20, 2007. At the AGM on June 29, 2007, the stockholders approved the phase II plan to repurchase up to 215,000,000 Series B shares for Rp.2,000,000 million which will be expired on December 28, 2008. As of May 19, 2008, the Company had repurchased 399,671,000 shares equivalent to 1.98% of the issued and outstanding Series B shares, for a repurchase price of Rp.3,585,971 million, including broker and custodian fees (Note 28).

As of December 31, 2007, all of the Company’s Series B shares were listed on the IDX and 43,347,615 ADS shares were listed on the NYSE and LSE.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2006 AND 2007,
AND YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
1.	GENERAL (continued)
d.	Subsidiaries

As of December 31, 2006 and 2007, the Company has consolidated the following direct or indirectly owned subsidiaries which it controls as a result of majority ownership (Note 2d):
(i)	Direct subsidiaries:

	Nature of business/		Percentage of
	date of incorporation	Date of	effective		Total assets
Subsidiary/place of	or acquisition by	commercial	ownership interest		before elimination
incorporation	the Company	operation	2006	2007	2006	2007
PT Pramindo Ikat Nusantara (“Pramindo”), Medan, Indonesia	Telecommunication construction and services/ August 15, 2002	1995	100	100	1,372,524	1,266,728

PT Telekomunikasi Indonesia International (“TII”) (formerly PT Aria West International (“AWI”)), Jakarta, Indonesia	Telecommunication/ July 31, 2003	1995	100	100	806,542	643,966

PT Multimedia Nusantara (“Metra”), Jakarta, Indonesia	Multimedia telecommunication services/ May 9, 2003	1998	100	100	94,187	124,585

PT Graha Sarana Duta (“GSD”), Jakarta, Indonesia	Leasing of offices and providing building management and maintenance services, civil consultant and developer/April 25, 2001	1982	99.99	99.99	134,840	148,842

PT Dayamitra Telekomunikasi (“Dayamitra”), Jakarta, Indonesia	Telecommunication/ May 17, 2001	1995	100	100	503,299	449,928

PT Indonusa Telemedia (“Indonusa”), Jakarta, Indonesia	Pay television and content services/ May 7, 1997	1997	96	98.75	66,862	154,473

PT Telekomunikasi Selular (“Telkomsel”), Jakarta, Indonesia	Telecomunication — provides telecommunication facilities and mobile cellular services using Global System for Mobile Communication (“GSM”) technology/May 26, 1995	1995	65	65	37,300,784	44,676,718

PT Napsindo Primatel Internasional (“Napsindo”), Jakarta, Indonesia	Telecommunication — provides Network Access Point (NAP), Voice Over Data (VOD) and other related services/ December 29, 1998	1999; ceased operation on January 13, 2006	60	60	6,297	4,910

PT Infomedia Nusantara (“Infomedia”), Jakarta, Indonesia	Data and information service — provides telecommunication information services and other information services in the form of print and electronic media, and call center services/ September 22,1999	1984	51	51	437,028	519,243

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2006 AND 2007,
AND YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
1.	GENERAL (continued)
d.	Subsidiaries (continued)
(ii)	Indirect subsidiaries:

	Nature of business/		Percentage of
	date of incorporation	Date of	effective		Total assets
Subsidiary/place of	or acquisition by	commercial	ownership interest		before elimination
incorporation	subsidiary	operation	2006	2007	2006	2007
Aria West International Finance B.V. (“AWI BV”), The Netherlands	Established to engaged in rendering services in the field of trade and finance services/June 3, 1996	1996; ceased operation on July 31, 2003	100 (through 100% ownership by TII)	100 (through 100% ownership by TII)	1,700	1,746

Telekomunikasi Selular Finance Limited (“TSFL”), Mauritius	Finance — establish to raise funds for the development of Telkomsel ’s business through the issuance of debenture stock, bonds, mortgages or any other securities/April 22, 2002	2002	65 (through 100% ownership by Telkomsel)	65 (through 100% ownership by Telkomsel)	11	6

PT Balebat Dedikasi Prima (“Balebat”), Bogor, Indonesia	Printing/October 1, 2003	2000	33.15 (through 65% ownership by Infomedia)	33.15 (through 65% ownership by Infomedia)	40,597	52,014

Telkomsel Finance B.V., (“TFBV”), Amsterdam The Netherlands	Finance — establish in 2005 for the purpose of borrowing, lending and raising funds including issuance of bonds, promissory notes or debts/February 7, 2005	2005	65 (through 100% ownership by Telkomsel)	65 (through 100% ownership by Telkomsel)	8,204	8,663

PT Finnet Indonesia (“Finnet”), Jakarta, Indonesia	Banking data and communication/October 31, 2005	2006	60 (through 60% ownership by Metra)	60 (through 60% ownership by Metra)	10,501	15,121
(a)	TII

On March 6, 2007, based on notarial deed No. 3 of Titien Suwartini, S.H., and as approved by the MoJHR in its Decision Letter No. W8-00573.HT.01.04-TH.2007 and the Capital Investment Coordinating Board in its Decision Letter No. 20/III/PMDN/2007 dated March 1, 2007, PT Aria West International has changed its name to PT Telekomunikasi Indonesia International and its business operation has been expanded to include international businesses.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2006 AND 2007,
AND YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
1.	GENERAL (continued)
d.	Subsidiaries (continued)

(b)	Metra

Based on Circular Meeting of Metra’s stockholders on December 13, 2007, the stockholders agreed as follows: (1) increase its authorized capital from Rp.200,000 million to Rp.1,000,000 million with a par value of Rp.10,000 per share; (2) increase its issued and fully paid capital from Rp.62,250 million to Rp.412,250 million by issuing 35,000,000 new shares; (3) to limit the maximum additions to issued capital for funding acquisition of PT Sigma Cipta Caraka (“Sigma”) amounting to Rp.335,000 million, and for the acquisition cost as well as Metra’s business development amounting to a maximum of Rp.15,000 million; (4) approve a total of 35,000,000 new shares to be issued and fully paid by the Company; and (5) approval on acquisition of a maximum 80% ownership interest in Sigma, a company engaged in providing information system services.

On December 18, 2007, Metra entered into a Conditional Sales and Purchase Agreement (“CSPA”) with Sigma’s stockholders for the acquisition.

On January 21, 2008, the Company paid additional capital to Metra pursuant to circular meeting of the Metra’s stockholders on December 13, 2007 and the acquisition of Sigma was completed through the signing of an Amendment to the CSPA of Shares on February 21, 2008 (Note 53b).

(c)	Indonusa

At Indonusa’s EGM on May 9, 2007, the stockholders resolved to: (1) stock split of Indonusa’s shares par value from Rp.10,000 to Rp.500 per share; (2) increase its issued capital from Rp.200,000 million consists of 20,000,000 shares to Rp.700,000 million consists of 1,400,000,000 shares, as amended by the Decision of Circular Meeting of Indonusa’s stockholders on December 28, 2007. The change increased Company’s paid-in capital from Rp.66,500 million to Rp.237,713 million through payment and debt to equity swap, as follows:
—	The Company had paid for the increase in share capital phase I to Indonusa on June 5, 2007 and August 13, 2007 amounting to Rp.21,624 million and Rp.976.3 million, respectively. Also, a payment for the increase in share capital for phase II was made on November 26, 2007 amounting to Rp.65,986 million.

—	On December 19, 2007, Indonusa’s debt to the Company amounting to Rp.82,627 million was converted into ownership on shares of stock of Indonusa.

Pursuant to the payment for the additional share capital and debt swap to equity, the Company’s ownership in Indonusa has increased from 95.68% to 98.75%.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2006 AND 2007,
AND YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
1.	GENERAL (continued)
d.	Subsidiaries (continued)
(ii)	Indirect subsidiaries: (continued)

(d)	Telkomsel

On February 14, 2006, Telkomsel was granted the International Mobile Telecommunications-2000 (“IMT-2000” or “3G”) license in the 2.1 Gigahertz (“GHz”) frequency bandwidth for a 10 year period by the Minister of Communication and Information Technology of the Republic of Indonesia (“MoCI”), based on its Decision Letter No. 19/KEP/M.KOMINFO/2/2006. The license is extendable subject to evaluation (Notes 14 and 50c.ii). Telkomsel started its commercial services for 3G in September 2006.

On October 11, 2006, Telkomsel’s operating licenses were updated by MoCI based on Decision Letter No. 101/KEP/M.KOMINFO/10/2006, granting Telkomsel the rights to provide: (i) Mobile telecommunication services with radio frequency bandwidth in the 900 Megahertz (“MHz”) and 1800 MHz bands; (ii) Mobile telecommunication services IMT-2000 with radio frequency bandwidth in the 2.1 GHz bands (3G); and (iii) Basic telecommunication services.

(e)	Balebat

On July 1, 2006, Infomedia purchased 14% of Balebat’s shares from other stockholders, thereby increasing Infomedia’s ownership interest from 51% to 65%.
e.	Authorization of the consolidated financial statements

The consolidated financial statements were authorized for issue by the Board of Directors on May 22, 2008.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2006 AND 2007,
AND YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements of the Company and its subsidiaries have been prepared in accordance with generally accepted accounting principles in Indonesia (“Indonesian GAAP”). Indonesian GAAP varies in certain significant respects from generally accepted accounting principles in the United States of America (“U.S. GAAP”). Information relating to the nature and effect of such differences is presented in Note 56.
a.	Basis of preparation of financial statements

The consolidated financial statements, except for the consolidated statements of cash flows, are prepared on the accrual basis of accounting. The measurement basis used is historical cost, except for certain accounts recorded on the basis described in the related accounting policies.

The consolidated statements of cash flows are prepared using the direct method and present the changes in cash and cash equivalents from operating, investing and financing activities.

Figures in the consolidated financial statements are rounded to and presented in millions of Indonesian Rupiah (“Rp.”), unless otherwise stated.

b.	Principles of consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries in which the Company directly or indirectly has ownership of more than 50%, or the Company has the ability to control the entity, even though the ownership is less than or equal to 50%. Subsidiaries are consolidated from the date on which every effective control is obtained and are no longer consolidated from the date of disposal.

All significant inter-company balances and transactions have been eliminated on the consolidated financial statements.

c.	Transactions with related parties

The Company and its subsidiaries have transactions with related parties. The definition of related parties used is in accordance with Indonesian Statement of Financial Accounting Standards (“PSAK”) 7, “Related Party Disclosures”.

d.	Acquisitions of subsidiaries

The acquisition of a subsidiary from a third party is accounted for using the purchase method of accounting. The cost of an acquisition is allocated to the identifiable assets and liabilities recognized using as reference, their fair values at the date of the transaction. The excess of the acquisition cost over the Company’s interest in the fair value of identifiable assets acquired and liabilities assumed is recorded as goodwill and amortized using the straight-line method over a period of not more than five years.

The Company continually assesses whether events or changes in circumstances have occurred that would require revision of the remaining estimated useful life of intangible assets and goodwill, or whether there is any indication of impairment. If any indication of impairment exists, the recoverable amount of intangible assets and goodwill is estimated based on the expected future cash flows which are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2006 AND 2007,
AND YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)
d.	Acquisitions of subsidiaries (continued)

In July 2004, the Indonesian Financial Accounting Standard Board (“Dewan Standar Akuntansi Keuangan di Indonesia” or “DSAK”) issued PSAK 38 (Revised 2004), “Accounting for Restructuring Transactions between Entities under Common Control”, (“PSAK 38R”). Under PSAK 38R, the acquisition transaction with entities under common control is accounted for using book value, in a manner similar to that in pooling of interests accounting (carryover basis). The difference between the consideration paid or received and the related historical carrying amount, after considering income tax effects, is recognized directly in equity and reported as “Difference in value arising from restructuring transactions and other transactions between entities under common control” in the stockholders’ equity section.

The balance of “Difference in value arising from restructuring transactions and other transactions between entities under common control” is charged to retained earnings when the common control relationship has ceased.

e.	Cash and cash equivalents

Cash and cash equivalents consist of cash on hand and in banks and all unrestricted time deposits with maturities of not more than three months from the date of placement.

f.	Investments
i.	Time deposits

Time deposits with maturities of more than three months but not more than one year, are presented as temporary investments.

ii.	Investments in securities

Investments in available-for-sale securities are stated at fair value. Unrealized holding gains or losses on available-for-sale securities are excluded from income of the current year and are reported as a separate component in the stockholders’ equity section until realized. Realized gains or losses from the sale of available-for-sale securities are recognized in the consolidated statements of income, and are determined on a specific-identification basis. A decline in the fair value of any available-for-sale securities below cost that is deemed to be other-than-temporary is charged to the consolidated statements of income.

iii.	Investments in associated companies

Investments in companies where the Company has 20% to 50% of the voting rights, and through which the Company exerts significant influence, but not control, over the financial and operating policies are accounted for using the equity method. Under this method, the Company recognizes the Company’s proportionate share in the income or loss of the associated company from the date that significant influence commences until the date that significant influence ceases. When the Company’s share of loss exceeds the carrying amount of the associated company, the carrying amount is reduced to nil and recognition of further losses is discontinued except to the extent that the Company has guaranteed obligations of the associated company or committed to provide further financial support to the associated company.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2006 AND 2007,
AND YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)
f.	Investments (continued)
iii.	Investments in associated companies (continued)

On a continuous basis, but no less frequently than at the end of each year, the Company and its subsidiaries evaluate the carrying amount of their ownership interests in associated companies for possible impairment. Factors considered in assessing whether an indication of other-than-temporary impairment exists include the achievement of business plan objectives and milestones including cash flow projections and the results of planned financing activities, the financial condition and prospects of each associated company, the fair value of the ownership interest relative to the carrying amount of the investment, the period of time the fair value of the ownership interest has been below the carrying amount of the investment and other relevant factors. Impairment to be recognized is measured based on the amount by which the carrying amount of the investment exceeds the fair value of the investment. Fair value is determined based on quoted market prices (if any) and projected discounted cash flows, whichever is lower or other valuation techniques as appropriate.

Changes in the value of investments due to changes in the equity of associated companies arising from capital transactions of such associated companies with other parties are recognized directly in equity and are reported as “Difference due to change of equity in associated companies” in the stockholders’ equity section. Differences previously credited directly to equity as a result of equity transactions in associated companies are released to the consolidated statements of income upon the sale of an interest in the associate in proportion to percentage of the interests sold.

The functional currency of PT Pasifik Satelit Nusantara (“PSN”) and PT Citra Sari Makmur (“CSM”) is the United States Dollars (“U.S. Dollars”). For the purpose of reporting these investments using the equity method, the assets and liabilities of these companies as of the balance sheet date are translated into Indonesian Rupiah using the rates of exchange prevailing at that date, while revenues and expenses are translated into Indonesian Rupiah at the average rates of exchange for the year. The resulting translation adjustments are reported as part of “Translation adjustment” in the stockholders’ equity section.

iv.	Other investments

Investments in companies where ownership interests of less than 20% that do not have readily determinable fair values and are held for long-term are carried at cost and are adjusted only for other-than-temporary decline in the value of individual investments. Any write-down is charged directly to income of the current year.
g.	Trade and other accounts receivable

Trade and other accounts receivable are recorded net of allowance for doubtful accounts, based upon a review of the collectibility of the outstanding amounts. Accounts are written-off against the allowance during the period in which they are determined to be not collectible.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2006 AND 2007,
AND YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)
g.	Trade and other accounts receivable (continued)

The allowance for doubtful accounts is the Company and its subsidiaries’ best estimate of the probable credit losses in the accounts receivable. The amount of the allowance is recognized in the consolidated statement of income within operating expenses — general and administrative. The Company and its subsidiaries determine the allowance based on historical write-off experience. The Company and its subsidiaries review the allowance for doubtful accounts every month. Past due balances over 90 days for retail customers are fully provided, and past due balance for non-retail customers over a specified amount are reviewed individually for collectibility. Account balances are written off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote.

h.	Inventories

Inventories consist of components and modules which are expensed or transferred to property, plant and equipment upon use. Inventories also include Subscriber Identification Module (“SIM”) cards, Removable User Identity Module (“RUIM”) cards and prepaid voucher blanks, which are expensed upon sale. Inventories are stated at the lower of costs or net realizable value.

Cost is determined using the weighted average method for components, SIM card, RUIM card and prepaid voucher blanks, and the specific-identification method for modules.

Allowance for obsolescence is primarily based on the estimated forecast of future usage of these items.

i.	Prepaid expenses

Prepaid expenses are amortized over their future beneficial periods using the straight-line method.

j.	Intangible assets

Intangible assets comprised of intangible assets from subsidiaries and business acquisition and licenses. Intangible assets shall be recognized if it is probable that the expected future economic benefits that are attributable to each asset will flow to the Company and its subsidiaries and the cost of the asset can be reliably measured.

Intangible assets are stated at cost less accumulated amortization and impairment, if any. Intangible assets are amortized over their useful lives. The Company and its subsidiaries shall estimate the recoverable value of their intangible asset. When the carrying amount of an asset exceeds its estimated recoverable amount, the asset is written down to its estimated recoverable amount.

In 2006, Telkomsel was granted the right to operate the 3G license. Telkomsel is required to pay an up-front fee and annual rights of usage (“Biaya Hak Penggunaan” or “BHP”) fee for the next ten years. The up-front fee is recorded as intangible asset and amortized using the straight-line method over the term of the right to operate the 3G license (10 years). Amortization commenced in 2006 when the assets attributable to the provision of the related services became available for use.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2006 AND 2007,
AND YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)
j.	Intangible assets (continued)

Based on management interpretation of the license conditions and the written confirmation from the DGPT, the license may be returned at any time without any financial obligation to pay the remaining outstanding annual BHP fees. Accordingly, Telkomsel recognizes the annual BHP fees as expense when incurred.

Telkomsel’s management evaluates its plan to continue to use the license on an annual basis.

k.	Property, plant and equipment — direct acquisitions

Property, plant and equipment directly acquired are stated at cost, less accumulated depreciation and impairment losses.

Property, plant and equipment, except land, are depreciated using the straight-line method, based on the estimated useful lives of the assets as follows:

Years
Buildings	20
Switching equipment	5-15
Telegraph, telex and data communication equipment	5-15
Transmission installation and equipment	5-20
Satellite, earth station and equipment	3-15
Cable network	5-15
Power supply	3-10
Data processing equipment	3-10
Other telecommunications peripherals	5
Office equipment	2-5
Vehicles	5-8
Other equipment	5
The Company and its subsidiaries evaluate their property, plant and equipment whenever events and circumstances indicate that the carrying amount of the assets may not be recoverable.

When the carrying amount of an asset exceeds its estimated recoverable amount, the asset is written down to its estimated recoverable amount, which is determined based upon the greater of its net selling price or value in use.

The cost of maintenance and repairs is expensed as incurred. Expenditures, which extend the useful life of the asset or result in increased future economic benefits such as increase in capacity or improvement in the quality of output or standard of performance are capitalized.

When assets are retired or otherwise disposed of, their carrying values and the related accumulated depreciation are eliminated from the consolidated financial statements, and the resulting gains or losses on the disposal or sale of property, plant and equipment are recognized in the consolidated statement of income.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2006 AND 2007,
AND YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)
k.	Property, plant and equipment — direct acquisitions (continued)

Computer software used for data processing is included in the value of the associated hardware.

Property under construction is stated at cost until construction is completed, at which time it is reclassified to the specific property, plant and equipment account to which it relates. During the construction period, borrowing costs, which include interest expense and foreign currency exchange differences incurred to finance the construction of the asset, are capitalized in proportion to the average amount of accumulated expenditures during the year. Capitalization of borrowing cost ceases when the construction has been completed and the asset is ready for its intended use.

Equipment temporarily unused are reclassified into equipment not used in operation and depreciated over their estimated useful life using straight-line method.

l.	Property, plant and equipment under capital leases

Property, plant and equipment acquired under capital leases are stated at the present value of minimum lease payments and the residual values (option price) paid by the Company and its subsidiaries at the end of lease period. At inception of the lease, a corresponding liability, which equals to the present value of minimum lease payments, is also recorded and subsequently reduced by the principal component of each minimum lease payment. The interest component of each minimum lease payment is recognized in the consolidated statement of income.

Leased assets are capitalized only if all of the following criteria are met: (a) the lessee has an option to purchase the leased asset at the end of the lease period at a price agreed upon at the inception of the lease agreement, and (b) the sum of periodic lease payments, plus the residual value, will cover the acquisition price of the leased asset and related interest, and (c) minimum lease period is two years.

Leased assets are depreciated using the same method and over the same estimated useful lives used for directly acquired property, plant and equipment.

m.	Revenue-Sharing Arrangements (“RSA”)

Revenues from RSA are recognized based on the Company’s share as agreed upon in the contracts.

The Company records assets under RSA as “Property, plant and equipment under RSA” (with a corresponding initial credit to “Unearned income on RSA” presented in the liabilities section of the consolidated balance sheet) based on the costs incurred by the investors as agreed upon in the contracts entered into between the Company and the investors. Property, plant and equipment are depreciated over their estimated useful lives using the straight-line method (Note 2k).

Unearned income related to the acquisition of the property, plant and equipment under RSA is amortized over the revenue-sharing period using the straight-line method.

At the end of the revenue-sharing period, the property, plant and equipment under RSA is reclassified to the “Property, plant and equipment” account.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2006 AND 2007,
AND YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)
n.	KSO

Revenues from KSO include amortization of unearned initial investor payments, Minimum Telkom Revenues (“MTR”) and the Company’s share of Distributable KSO Revenues (“DKSOR”).

Unearned initial investor payments received are recorded net of all direct costs incurred in connection with the KSO agreement and amortized using the straight-line method over the KSO period of 15 years starting from January 1, 1996.

MTR are recognized on a monthly basis, based on the contracted MTR amount for the current year.

The Company’s share of DKSOR is recognized on the basis of the Company’s percentage share of the KSO revenues, net of MTR and operational expenses of the KSO Units, as provided in the KSO agreements.

Under PSAK 39, “Accounting for Joint Operation Schemes”, which supercedes paragraph 14 of PSAK 35, “Accounting for Telecommunications Services Revenue”, the assets built by the KSO partners under the KSO were recorded in the books of the KSO partners which operate the assets and would be transferred to the Company at the end of the KSO period or upon termination of the KSO agreement.

As of December 31, 2006, the Company has obtained full control over all of the KSO operations through acquisition of interest of KSO partners or the businesses.

o.	Deferred charges for land rights

Costs incurred to process and extend land rights are deferred and amortized using the straight-line method over the term of the land rights.

p.	Foreign currency translation

The functional currency of the Company and its subsidiaries is the Indonesian Rupiah and the books of accounts of the Company and its subsidiaries are maintained in Indonesian Rupiah. Transactions in foreign currencies are translated into Indonesian Rupiah at the rates of exchange prevailing at transaction date. At the consolidated balance sheet date, monetary assets and monetary liabilities balances denominated in foreign currencies are translated into Indonesian Rupiah based on the buy and sell rates quoted by Reuters prevailing at the consolidated balance sheet date as follows:

	The Company and its subsidiaries
	2006		2007
	Buy	Sell	Buy	Sell
United States Dollars (“US$”) 1	8,995	9,005	9,389	9,399
Euro1	11,839	11,853	13,753	13,769
Yen1	75.58	75.68	82.93	83.04

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2006 AND 2007,
AND YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)
p.	Foreign currency translation (continued)
The resulting foreign exchange gains or losses, realized and unrealized, are credited or charged to income of the current year, except for foreign exchange differences incurred on borrowings during the construction of qualifying assets which are capitalized to the extent that the borrowings can be attributed to the construction of those qualifying assets (Note 2k).
q.	Revenue and expense recognition
i.	Fixed line telephone revenues

Revenues from fixed line installations are recognized at the time the installations are placed in service and ready for use. Revenues from usage charges are recognized as customers incur the charges.

ii.	Cellular and fixed wireless telephone revenues

Revenues from postpaid service, which consist of connection fee as well as usage and monthly charges, are recognized as follows:
•	Connection fees for service connection are recognized as revenues at the time the connection occurs.

•	Airtime and charges for value added services are recognized based on usage by subscribers.

•	Monthly subscription charges are recognized as revenues when incurred by subscribers.
Revenues from prepaid card subscribers, which consist of the sale of starter packs (also known as SIM cards in the case of cellular and RUIM in the case of fixed wireless telephone and start-up load vouchers) and pulse reload vouchers, are recognized as follows:
•	Sale of SIM and RUIM card is recognized as revenue upon delivery of the starter packs to distributors, dealers or directly to customers.

•	Sale of pulse reload vouchers (either bundled in starter packs or sold as separate items) is recognized initially as unearned income and recognized proportionately as usage revenue based on duration of successful calls made and the value added services used by the subscribers or the expiration of the unused stored value of the voucher.
iii.	Interconnection revenues

Revenues from network interconnection with other domestic and international telecommunications carriers are recognized as earned in accordance with agreement and are presented net of interconnection expenses.

iv.	Data and internet revenues

Revenues from installations (set-up) of internet, data communication and e-Business are recognized upon the completion of installations. Revenues from data communication and internet are recognized based on usage.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2006 AND 2007,
AND YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)
q.	Revenue and expense recognition (continued)
v.	Revenues from network

Revenues from network consist of revenues from leased lines and satellite transponder leases. Revenues are recognized based on subscription fees as specified in the agreements.

vi.	Expenses

Expenses are recognized on accrual basis. Unutilized promotional credits are netted against unearned income.
r.	Employee benefits
i.	Pension and post-retirement health care benefit plans

The net obligations in respect of the defined pension benefit and post-retirement health care benefit plans are calculated at the present value of estimated future benefits that the employees have earned in return for their service in the current and prior periods, less fair value of plan assets and as adjusted for unrecognized actuarial gains or losses and unrecognized past service cost. The calculation is performed by an independent actuary using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using government bond interest rates that have terms to maturity approximating the terms of the related liability.

Actuarial gains or losses arising from experience adjustments and changes in actuarial assumptions, when exceeding the greater of 10% of present value defined benefit obligation or 10% of fair value of plan assets, are charged or credited to the consolidated statements of income over the average remaining service lives of the relevant employees. Prior service cost is recognized immediately if vested or amortized over the vesting period.

For defined contribution plans, the regular contributions constitute net periodic costs for the year in which they are due and as such are included in staff costs.

ii.	Long Service Awards (“LSA”)

Employees are entitled to receive certain cash awards based on length of service requirements. The benefits are either paid at the time the employees reach certain anniversary dates during employment, or at the time of termination.

Actuarial gains or losses arising from experience and changes in actuarial assumptions are charged immediately to the consolidated statements of income.

The obligation with respect to LSA is calculated by an independent actuary using the projected unit credit method.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2006 AND 2007,
AND YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)
r.	Employee benefits (continued)
iii.	Early retirement benefits

Early retirement benefits are accrued at the time the Company makes a commitment to provide early retirement benefits as a result of an offer made in order to encourage voluntary redundancy. A commitment to a termination arises when, and only when a detailed formal plan for the early retirement cannot be withdrawn.

iv.	Pre-retirement benefits

Employees of the Company are entitled to a benefit during a pre-retirement period in which they are inactive for 6 months prior to their normal retirement age of 56 years. During the pre-retirement period, the employees still receive benefits provided to active employees, which include, but are not limited to regular salary, health care, annual leave, bonus and other benefits. Benefits provided to employees which enter pre-retirement period are calculated by an independent actuary using the projected unit credit method.

v.	Other post-retirement benefits

Employees are entitled to home leave passage benefits and final housing facility benefits to their retirement age of 56 years. Those benefits are calculated by an independent actuary using the projected unit credit method.
Gains or losses on curtailment are recognized when there is a commitment to make a material reduction in the number of employees covered by a plan or when there is an amendment of a defined benefit plan terms such as that a material element of future services to be provided by current employees will no longer qualify for benefits, or will qualify only for reduced benefits.

Gains or losses on settlement are recognized when there is a transaction that eliminates all further legal or constructive obligation for part or all of the benefits provided under a defined benefit plan.

s.	Income tax

The Company and its subsidiaries recognize deferred tax assets and liabilities for temporary differences between the financial and tax bases of assets and liabilities at each reporting date. The Company and its subsidiaries also recognize deferred tax assets resulting from the recognition of future tax benefits, such as the benefit of tax loss carry forwards, to the extent their future realization is probable. Deferred tax assets and liabilities are measured using enacted tax rates at each reporting date which are expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

Income tax is charged or credited to the consolidated statement of income, except to the extent that it relates to items recognized directly in equity, such as the difference in value arising from restructuring transactions and other transactions between entities under common control (Note 29.ii) and the effect of foreign currency translation adjustment for certain investments in associated companies, in which case income tax is also charged or credited directly to equity.

Amendment to taxation obligations are recorded when an assessment is received or if appealed against, when the results of the appeal are determined.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2006 AND 2007,
AND YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)
t.	Derivative instruments

Derivative transactions are accounted for in accordance with PSAK 55, “Accounting for Derivative Instruments and Hedging Activities” which requires that all derivative instruments be recognized in the financial statements at fair value. To qualify for hedge accounting, PSAK 55 requires certain criteria to be met, including formal documentations at the inception of the hedge.

Changes in the fair values of derivative instruments that do not qualify for hedge accounting are recognized in the consolidated statements of income. If a derivative instrument is designated and qualifies for hedge accounting the assets or liabilities shall be adjusted. The changes in fair values of derivative instruments are recognized in the consolidated statements of income or consolidated statement of changes in stockholder’s equity depending on the type and effectiveness of hedge transaction.

u.	Treasury Stock

Reacquired Company’s stock is accounted for at its reacquisition cost and classified as “Treasury Stock” and presented as deduction in stockholders’ equity. The cost of treasury stock sold is accounted for using the weighted average method. The difference resulting from the cost and the proceeds from the sale of treasury stock is credited to “Paid-in Capital”.

v.	Dividends

Dividend distribution to the Company’s stockholders is recognized as liability in the Company’s consolidated financial statements in the period in which the dividends are approved by the Company’s stockholders. For interim dividends, the Company recognized it as liability based on the Board of Director’s decision with the approval from the Board of Commissioners.

w.	Earnings per share and earnings per ADS

Basic earnings per share are computed by dividing net income by the weighted average number of shares outstanding during the year. Net income per ADS is computed by multiplying basic earnings per share by 40, the number of shares represented by each ADS.

x.	Segment information

The Company and its subsidiaries’ segment information is presented based upon identified business segments. A business segment is a distinguishable unit that provides different products and services and is managed separately. Business segment information is consistent with operating information routinely reported to the Company’s chief operating decision maker.

y.	Use of estimates

The preparation of the consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Significant items subject to such estimates and assumptions include the carrying amount of property, plant and equipment and intangible assets, the valuation allowance for receivables and obligations related to employee benefits. Actual results could differ from those estimates.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2006 AND 2007,
AND YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
3.	TRANSLATION OF RUPIAH INTO UNITED STATES DOLLARS

The consolidated financial statements are stated in Indonesian Rupiah (“Rupiah”). The translations of Indonesian Rupiah amounts into U.S. Dollars are included solely for the convenience of the readers and have been made using the average of the market buy and sell rates of Rp.9,394 to US$1 as published by Reuters on December 31, 2007. The convenience translations should not be construed as representations that the Indonesian Rupiah amounts have been, could have been, or could in the future be, converted into United States Dollars at this or any other rate of exchange.

4.	AMENDMENT AND RESTATEMENT OF THE JOINT OPERATION SCHEME IN REGIONAL DIVISION VII (“KSO VII”)

On October 19, 2006, the Company and PT Bukaka Singtel International (“BSI”), the investor in KSO VII, entered into an agreement to amend and restate their joint operation agreement (“KSO agreement”), to cover an amendment and restatement of the following principal provisions in the original KSO agreement:
•	The rights to operate fixed-line telecommunications services have been transferred to the Company, where KSO VII is operated under the management, supervision, control and responsibility of the Company.

•	The responsibilities for funding construction of new telecommunications facilities and payments of operating expenses incurred in KSO VII have been assigned to the Company.

•	The risk of loss from damages or destructions of assets operated by KSO VII will be transferred to the Company.

•	At the end of the KSO period (December 31, 2010), all rights, titles and interests of BSI in existing property, plant and equipment (including new additional installations) and inventories will be transferred to the Company at no cost.

•	The Company’s rights to receive MTR and a share in DKSOR under the original KSO agreement were amended so that BSI receives fixed monthly payments (“Fixed Investor Revenues”) amounting to Rp.55,637 million beginning in October 2006 through June 2007 and amounting to Rp.44,250 million in July 2007 through December 2010. The Company is entitled to the balance of KSO revenues net of operating expenses and payments to BSI for Fixed Investor Revenues. In addition, payments for Fixed Investor Revenues must be made to BSI before any payments could be made to the Company.

•	In the event that funds in KSO VII are insufficient to pay Fixed Investor Revenues to BSI, the Company is required to pay the shortfall to BSI.
As a result of the amendment and restatement of the KSO agreement, the Company obtained the legal right to control the financial and operating decisions of KSO VII. Accordingly, the Company has accounted for this transaction as a business combination using the purchase method of accounting. As a condition precedent to the coming into effect of the amended KSO agreement, the Company has entered into assignment agreement with BSI and its business partners whereby BSI assigned its RSA with its business partners to the Company. The Company has accounted for these transactions in accordance with the accounting treatment for RSA.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2006 AND 2007,
AND YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
4.	AMENDMENT AND RESTATEMENT OF THE JOINT OPERATION SCHEME IN REGIONAL DIVISION VII (“KSO VII”) (continued)
The purchase price for this transaction was approximately Rp.1,770,925 million which represents the present value of fixed monthly payments (totaling Rp.2,359,230 million) to be paid to BSI beginning in October 2006 through December 2010 using a discount rate of 15% plus the direct cost of the business combination. The allocation of the acquisition cost was as follows:

Rp.
Purchase consideration — at present value	1,770,925

Fair value of net assets acquired:
— Cash and cash equivalents	143,648
— Receivables	266,337
— Other current assets	69,960
— Property, plant and equipment	1,288,888
— Deferred tax assets	6,993
— Property, plant and equipment under RSA	452,205
— Intangible assets	451,736
— Current liabilities	(456,637)
— Unearned income on RSA	(452,205)

Fair value of net assets as at October 19, 2006	1,770,925

The fair values of the property, plant and equipment and property, plant and equipment under RSA were determined by an independent appraisal, while the fair values of other assets and liabilities were determined by management. The intangible assets represent right to operate the business in the KSO VII area and are amortized over the remaining term of the KSO agreement of 4.3 years (Note 14). There was no goodwill arising from this acquisition.

The Company’s consolidated results of operations have included the operating results of KSO VII since October 1, 2006 being the nearest convenient consolidated balance sheet date.

As of December 31, 2006 and 2007, the remaining monthly payments to be made to BSI, before unamortized discount, amounted to Rp.2,226,431 million and Rp.1,620,636 million, respectively, and is presented as “Deferred consideration for business combinations” (Note 24).

Pro-forma operating results related to acquisition of KSO VII

The following unaudited pro-forma financial information reflects the consolidated results of operations of the Company as if the acquisition of KSO VII had taken place on January 1, 2005. The pro-forma information includes adjustments for amortization of intangible assets, depreciation expense on property, plant and equipment based on the allocated purchase price, interest expense on incremental borrowings and income taxes. The pro-forma financial information is not necessarily indicative of the results of operations as it would have been had the transactions been effected on the assumed dates or indicative of future operations.

	Unaudited pro-forma
	2005	2006
Operating revenues	43,331,841	52,410,229
Operating income	17,568,948	21,896,658
Income before tax	16,461,991	22,205,996
Net income	8,147,616	11,245,085
Net income per share — in full Rupiah amount	404.15	559.05
Net income per ADS — in full Rupiah amount	16,165.91	22,362.13

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2006 AND 2007,
AND YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
5.	CASH AND CASH EQUIVALENTS

	2006	2007
Cash on hand	8,281	9,538

Cash in banks
Related parties
Rupiah
PT Bank Mandiri (Persero) Tbk (“Bank Mandiri”)	136,481	185,548
PT Bank Negara Indonesia (Persero) Tbk (“BNI”)	207,365	172,674
PT Bank Rakyat Indonesia (Persero) Tbk (“BRI”)	15,395	25,720
PT Bank Pos Nusantara	1,447	229

	360,688	384,171

Foreign currencies
Bank Mandiri	32,039	38,351
BNI	5,818	18,121
BRI	607	639

	38,464	57,111

Sub-total	399,152	441,282

Third parties
Rupiah
ABN AMRO Bank (“AAB”)	4,851	94,659
Deutsche Bank AG (“DB”)	18,274	30,977
PT Bank Central Asia Tbk (“BCA”)	15,326	21,695
Citibank, N.A. (“Citibank”)	1,426	19,592
PT Bank Bukopin Tbk (“Bank Bukopin”)	8,058	8,720
PT Bank Niaga Tbk (“Bank Niaga”)	2,104	5,500
PT Bank Lippo Tbk (“Bank Lippo”)	700	1,699
PT Bank Pembangunan Daerah Papua	2,717	—
Others (each below Rp.1 billion)	2,770	2,454

	56,226	185,296

Foreign currencies
Citibank	8,568	10,668
DB	2,921	10,292
AAB	51,781	9,566
Others (each below Rp.1 billion)	261	282

	63,531	30,808

Sub-total	119,757	216,104

Total cash in banks	518,909	657,386

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2006 AND 2007,
AND YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
5.	CASH AND CASH EQUIVALENTS (continued)

	2006	2007
Time deposits
Related parties
Rupiah
BNI	2,131,515	2,346,121
BRI	635,000	1,446,225
Bank Mandiri	1,361,098	1,089,341
PT Bank Tabungan Negara (Persero)	294,890	280,725

	4,422,503	5,162,412

Foreign currencies
BNI	98	583,624
Bank Mandiri	732,631	187,197

	732,729	770,821

Sub-total	5,155,232	5,933,233

Third parties
Rupiah
PT Bank Pembangunan Daerah Jawa Barat dan Banten	196,795	374,400
Bank Niaga	199,135	317,320
The Hongkong and Shanghai Banking Corporation Ltd. (“HSBC”)	—	278,800
PT Bank Danamon Indonesia Tbk (“Bank Danamon”)	130,560	223,115
Bank Bukopin	90,780	207,645
PT Bank Internasional Indonesia Tbk	27,190	186,500
PT Bank Mega Tbk (“Bank Mega”)	95,690	153,080
PT Bank Victoria International Tbk	—	48,000
PT Bank Tabungan Pensiunan Nasional Tbk	55,100	32,053
PT Bank Muamalat Indonesia (“Bank Muamalat”)	115,420	32,000
PT Bank Century Tbk	—	25,000
PT Bank Bumiputera Indonesia Tbk (“Bank Bumiputera”)	—	25,000
PT Pan Indonesia Bank Tbk	—	20,000
DB	17,300	13,100
Bank Lippo	—	5,000
PT Bank Syariah Mega Indonesia (“Bank Syariah Mega”)	15,700	3,000
PT Bank Nusantara Parahyangan Tbk	3,000	1,000
Standard Chartered Bank (“SCB”)	142,500	—
PT Bank NISP Tbk	47,065	—
AAB	35,000	—
PT Bank Yudha Bhakti	8,045	—
PT Bank Permata Tbk	102	—

	1,179,382	1,945,013

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2006 AND 2007,
AND YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
5.	CASH AND CASH EQUIVALENTS (continued)

	2006	2007
Time deposits (continued)
Third parties (continued)
Foreign currencies
SCB	—	870,459
HSBC	—	410,731
DB	816,497	213,965
Bank Muamalat	—	93,890
Bank Bukopin	3,608	4,697
Bank Mega	1,805	1,879
Citibank	632,122	—

	1,454,032	1,595,621

Sub-total	2,633,414	3,540,634

Total time deposits	7,788,646	9,473,867

Grand Total	8,315,836	10,140,791

Interest rates per annum on time deposits are as follows:

	2006	2007
Rupiah	4.00% - 16.00%	2.25% - 12.50%
Foreign currencies	1.65% - 5.10%	2.80% - 5.35%
The related parties which the Company and its subsidiaries place their funds are Government-owned banks. The Company and its subsidiaries placed a majority of their cash and cash equivalents in these banks because they have the most extensive branch network in Indonesia and are considered to be financially sound banks as they are owned by the Government.

Refer to Note 45 for details of related party transactions.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2006 AND 2007,
AND YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
6.	TRADE RECEIVABLES

Trade receivables arose from services provided to both retail and non-retail customers, with details as follows:
a.	By debtor
(i)	Related parties

	2006	2007
Government Agencies	518,943	433,369
CSM	20,627	38,376
PT Patra Telekomunikasi Indonesia (“Patrakom”)	13,751	14,477
PT Graha Informatika Nusantara (“Gratika”)	6,949	5,949
PT Aplikanusa Lintasarta (“Lintasarta”)	3,217	4,640
PSN	4,286	1,814
Koperasi Pegawai Telkom (“Kopegtel”)	4,256	462
Others	33,713	19,519

Total	605,742	518,606
Allowance for doubtful accounts	(85,053)	(69,521)

Net	520,689	449,085

Trade receivables from certain related parties are presented net of the Company and its subsidiaries’ liabilities to such parties due to legal right of offset in accordance with agreements with those parties.

(ii)	Third parties

	2006	2007
Residential and business subscribers	3,551,270	3,590,852
Overseas international carriers	345,054	352,486

Total	3,896,324	3,943,338
Allowance for doubtful accounts	(699,736)	(1,030,935)

Net	3,196,588	2,912,403

b.	By age
(i)	Related parties

	2006	2007
Up to 6 months	490,643	424,549
7 to 12 months	30,007	34,464
13 to 24 months	14,468	18,559
More than 24 months	70,624	41,034

Total	605,742	518,606
Allowance for doubtful accounts	(85,053)	(69,521)

Net	520,689	449,085

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2006 AND 2007,
AND YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
6.	TRADE RECEIVABLES (continued)
b.	By age (continued)
(ii)	Third parties

	2006	2007
Up to 3 months	2,932,542	2,782,011
More than 3 months	963,782	1,161,327

Total	3,896,324	3,943,338
Allowance for doubtful accounts	(699,736)	(1,030,935)

Net	3,196,588	2,912,403

c.	By currency
(i)	Related parties

	2006	2007
Rupiah	597,415	494,531
U.S. Dollars	8,327	24,075

Total	605,742	518,606
Allowance for doubtful accounts	(85,053)	(69,521)

Net	520,689	449,085

(ii)	Third parties

	2006	2007
Rupiah	3,535,904	3,475,420
U.S. Dollars	360,420	467,918

Total	3,896,324	3,943,338
Allowance for doubtful accounts	(699,736)	(1,030,935)

Net	3,196,588	2,912,403

d.	Movements in the allowance for doubtful accounts

	2005	2006	2007
Beginning balance	522,066	685,668	784,789
Additions (Note 38)	478,005	453,045	490,374
Bad debts write-off	(314,403)	(353,924)	(174,707)

Ending balance	685,668	784,789	1,100,456

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2006 AND 2007,
AND YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
6.	TRADE RECEIVABLES (continued)
d.	Movements in the allowance for doubtful accounts (continued)

Management believes that the allowance for doubtful accounts is adequate to cover probable losses on non-collection of the accounts receivable.

Except for the amounts receivable from the Government Agencies, management believes that there were no significant concentrations of credit risk on these receivables. The Company and its subsidiaries do not have any off-balance sheet credit exposures related to their customers.

Refer to Note 45 for details of related party transactions.
7.	INVENTORIES

	2006	2007
Modules	109,978	128,550
SIM cards, RUIM cards and prepaid voucher blanks	94,375	86,602
Components	57,074	50,990

Total	261,427	266,142

Allowance for obsolescence
Modules	(43,549)	(48,605)
Components	(4,360)	(5,727)
SIM cards, RUIM cards and prepaid voucher blanks	(189)	(369)

Total	(48,098)	(54,701)

Net	213,329	211,441

Movements in the allowance for obsolescence are as follows:

	2005	2006	2007
Beginning balance	54,733	48,347	48,098
Additions (Note 38)	10,968	5,207	10,434
Inventories write-off	(17,354)	(5,456)	(3,831)

Ending balance	48,347	48,098	54,701

Components and modules represent telephone terminals, cables, transmission installation spare parts and other spare parts.

Management believes that the allowance is adequate to cover probable losses from decline in inventory value due to obsolescence.

As of December 31, 2007, certain inventories held by the Company has been insured against fire, theft and other specific risks. Total sum insured as of December 31, 2007 amounted Rp.72.8 billion (Note 45d vii). Management believes that the insurance coverage is adequate.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2006 AND 2007,
AND YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
8.	PREPAID EXPENSES

	2006	2007
Frequency license	425,482	723,307
Salaries	356,227	382,391
Rental	200,092	246,289
Telephone directory issuance costs	29,692	23,442
Insurance	40,710	16,072
Others	21,126	15,909

Total	1,073,329	1,407,410

Refer to Note 45 for details of related party transactions.
9.	RESTRICTED TIME DEPOSITS

This account consists of the Company’s time deposits of US$0.1 million (equivalent to Rp.937 million) and Rp.4,208 million as of December 31, 2006 and US$0.048 million (equivalent to Rp.454 million) and Rp.75,440 million as of December 31, 2007, and Infomedia’s time deposit of Rp.1,677 million as of December 31, 2006 and Rp.2,826 million as of December 31, 2007 which were pledged as collateral for bank guarantees to Bank Mandiri (Note 45).

10.	LONG-TERM INVESTMENTS

	2006
	Percentage		Share of
	of	Beginning	net income	Translation	Ending
	ownership	balance	(loss)	adjustment	balance
Equity method:
CSM	25.00	66,254	(7,556)	(5,584)	53,114
Patrakom	40.00	25,070	937	—	26,007
PSN	22.38	—	—	—	—

		91,324	(6,619)	(5,584)	79,121

Cost method:
Bridge Mobile Pte. Ltd. (“BMPL”)	12.50	9,290	—	—	9,290
PT Batam Bintan Telekomunikasi (“BBT”)	5.00	587	—	—	587
PT Pembangunan Telekomunikasi Indonesia (“Bangtelindo”)	3.18	199	—	—	199

		10,076	—	—	10,076

		101,400	(6,619)	(5,584)	89,197

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2006 AND 2007,
AND YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
10.	LONG-TERM INVESTMENTS (continued)

	2007
	Percentage
	of	Beginning		Share of	Translation	Ending
	ownership	balance	Addition	net income	adjustment	balance
Equity method:
CSM	25.00	53,114	—	1,778	2,348	57,240
Patrakom	40.00	26,007	2,026	4,859	—	32,892
PSN	22.38	—	—	—	—	—

		79,121	2,026	6,637	2,348	90,132

Cost method:
BMPL	10.00	9,290	11,070	—	—	20,360
BBT	5.00	587	—	—	—	587
Bangtelindo	3.18	199	—	—	—	199
Scicom (MSC) Berhad (“Scicom”)	0.90	—	2,712	—	—	2,712

		10,076	13,782	—	—	23,858

		89,197	15,808	6,637	2,348	113,990

a.	CSM

CSM is engaged in providing Very Small Aperture Terminal (“VSAT”), network application services and consulting services on telecommunications technology and related facilities.

As of December 31, 2006 and 2007, the carrying amount of the investment in CSM was equal to the Company’s share in the net assets of CSM.

b.	Patrakom

Patrakom is engaged in providing satellite communication system services, related services and facilities to companies in the petroleum industry.

The increase of ownership in Patrakom in 2007 represents an adjustment arising from the difference between the book value and the initial investment was made in 2005.

As of December 31, 2006 and 2007, the carrying amount of investment in Patrakom was approximate to the Company’s share in the net assets of Patrakom.

c.	PSN

PSN is engaged in providing satellite transponder leasing and satellite-based communication services in the Asia Pacific region. The Company’s share in losses in PSN has exceeded the carrying amount of its investment since 2001, accordingly, the investment value has been reduced to Rp.nil.

On January 20, 2006, PSN’s stockholders agreed to issue new shares to a new stockholder. The issuance of new shares resulted in dilution of the Company’s interest in PSN to 22.38%.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2006 AND 2007,
AND YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
10.	LONG-TERM INVESTMENTS (continued)
d.	BMPL

BMPL (Singapore), an associated entity of Telkomsel, is engaged in providing regional mobile services in the Asia Pacific region.

Subsequently, on March 7, 2007, it was resolved that each of the stockholders shall subscribe for 1,500,000 additional shares of BMPL, subject to the accession of SK Telecom Co., Ltd as a stockholder of BMPL. However, the additional subscription of 300,000 shares shall be cancelled if SK Telecom Co., Ltd becomes a stockholder of BMPL.

Based on the Accession Agreement dated June 18, 2007, the stockholders of BMPL agreed to admit SK Telecom Co., Ltd as a stockholder of BMPL. Consequently, the additional subscription of 300,000 shares was cancelled. On the same date, the stockholders of BMPL also agreed to admit Advanced Info Service Public Company Limited as a stockholder of BMPL.

In 2007, Telkomsel has paid additional subscriptions of US$1,200,000 (equivalent to Rp.11,069 million).

As of December 2006 and 2007 Telkomsel’s contributions which represent 12.5% and 10% ownership interest are US$1,000,000 (Rp.9,290 million) and US$2,200,000 (Rp.20,360 million), respectively.

e.	BBT

BBT is engaged in providing fixed line telecommunication services at Batamindo Industrial Park in Muka Kuning, Batam Island and at Bintan Beach International Resort and Bintan Industrial Estate in Bintan Island.

f.	Bangtelindo

Bangtelindo is primarily engaged in providing consultancy services on the installation and maintenance of telecommunications facilities.

g.	Scicom

Scicom is engaged in providing call center services in Malaysia. As of December 31, 2007, TII has purchased 2,475,100 shares which represent 0.9% of Scicom outstanding shares.

h.	PT Mandara Selular Indonesia (“Mobisel”)

Mobisel is engaged in providing mobile cellular services and related facilities. These services were previously provided by the Company under a RSA with PT Rajasa Hazanah Perkasa. The original capital contribution of the Company to Mobisel amounted to Rp.10,398 million, representing a 25% equity ownership interest.

Since December 31, 2002, the value of the investment in Mobisel had been reduced to Rp.nil because the Company’s share of loss exceeded the carrying amount of its investment.

On January 13, 2006, the Company sold its entire ownership interest in Mobisel to Twinwood Ventures Limited (third party) for a gain of Rp.22,561 million.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2006 AND 2007,
AND YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

11.	PROPERTY, PLANT AND EQUIPMENT

	January 1,	Acquisition of				December 31,
	2006	KSO VII	Additions	Deductions	Reclassifications	2006
At cost:
Direct acquisitions
Land	334,447	—	64,891	—	—	399,338
Buildings	2,567,559	1,944	108,868	—	80,302	2,758,673
Switching equipment	10,829,881	241,040	129,011	(1,950)	10,137,530	21,335,512
Telegraph, telex and data communication equipment	215,792	—	—	(2,172)	(23,919)	189,701
Transmission installation and equipment	31,554,134	107,014	760,937	(785,515)	2,984,732	34,621,302
Satellite, earth station and equipment	4,944,004	9,757	290,668	(3)	324,383	5,568,809
Cable network	18,697,500	909,876	538,985	(6,316)	(624,728)	19,515,317
Power supply	1,312,395	9,719	65,904	(1,823)	1,883,491	3,269,686
Data processing equipment	7,842,373	6,438	308,528	(18,964)	(2,805,528)	5,332,847
Other telecommunications peripherals	904,151	2,381	14,183	(2)	(294,082)	626,631
Office equipment	649,938	70	98,709	(2,235)	13,477	759,959
Vehicles	186,383	580	7,173	(4,718)	(17,640)	171,778
Other equipment	115,544	69	2,914	—	(5,434)	113,093
Property under construction:
Buildings	21,775	—	72,620	—	(59,290)	35,105
Switching equipment	13,172	—	3,806,405	—	(2,484,621)	1,334,956
Transmission installation and equipment	714,399	—	9,952,261	—	(7,679,566)	2,987,094
Satellite, earth station and equipment	133	—	—	—	(133)	—
Cable network	3,771	—	4,366	(5,375)	4,397	7,159
Power supply	61	—	743,403	—	(725,820)	17,644
Data processing equipment	1,567,260	—	121,201	—	(1,688,445)	16
Other telecommunications peripherals	3,524	—	—	—	(3,524)	—
Leased assets
Vehicles	330	—	—	—	(330)	—
Transmission installation and Equipment	257,380	—	—	—	8,440	265,820

Total	82,735,906	1,288,888	17,091,027	(829,073)	(976,308)	99,310,440

Accumulated depreciation and impairment:
Direct acquisitions
Buildings	1,109,838	—	172,492	—	7,690	1,290,020
Switching equipment	6,472,592	—	2,412,237	(1,950)	2,312,126	11,195,005
Telegraph, telex and data communication equipment	201,527	—	463	(2,172)	(14,082)	185,736
Transmission installation and equipment	11,991,282	—	2,889,113	(345,654)	(2,370,798)	12,163,943
Satellite, earth station and equipment	1,306,061	—	411,947	(3)	229,870	1,947,875
Cable network	10,331,744	—	1,760,530	(3,691)	(592,705)	11,495,878
Power supply	1,032,190	—	224,572	(1,523)	245,196	1,500,435
Data processing equipment	2,938,131	—	1,031,187	(18,964)	(262,154)	3,688,200
Other telecommunications peripherals	793,983	—	17,121	(2)	(223,557)	587,545
Office equipment	543,138	—	41,676	(2,235)	10,459	593,038
Vehicles	179,601	—	3,663	(4,718)	(17,528)	161,018
Other equipment	101,564	—	5,205	—	(5,558)	101,211
Leased assets
Vehicles	70	—	—	—	(70)	—
Transmission installation and equipment	90,942	—	42,534	—	—	133,476

Total	37,092,663	—	9,012,740	(380,912)	(681,111)	45,043,380

Net Book Value	45,643,243					54,267,060

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2006 AND 2007,
AND YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

11.	PROPERTY, PLANT AND EQUIPMENT (continued)

	January 1,				December 31,
	2007	Additions	Deductions	Reclassifications	2007
At cost:
Direct acquisitions
Land	399,338	162,061	—	(51)	561,348
Buildings	2,758,673	105,376	—	97,253	2,961,302
Switching equipment	21,335,512	342,229	—	2,615,398	24,293,139
Telegraph, telex and data communication equipment	189,701	—	—	(33,665)	156,036
Transmission installation and equipment	34,621,302	677,887	(20,080)	9,479,277	44,758,386
Satellite, earth station and equipment	5,568,809	415,446	—	(4,629)	5,979,626
Cable network	19,515,317	1,114,926	—	39,286	20,669,529
Power supply	3,269,686	64,214	(649)	1,082,826	4,416,077
Data processing equipment	5,332,847	614,457	—	580,537	6,527,841
Other telecommunications peripherals	626,631	25,670	—	(15,281)	637,020
Office equipment	759,959	47,436	—	(100,911)	706,484
Vehicles	171,778	2,759	(513)	(17,832)	156,192
Other equipment	113,093	5,615	—	(8,924)	109,784
Property under construction:
Buildings	35,105	61,913	—	(96,932)	86
Switching equipment	1,334,956	1,337,231	—	(2,588,447)	83,740
Transmission installation and equipment	2,987,094	8,765,237	—	(9,227,301)	2,525,030
Satellite, earth station and equipment	—	3,557	—	—	3,557
Cable network	7,159	3,635	(4,183)	(6,230)	381
Power supply	17,644	1,122,932	—	(1,102,597)	37,979
Data processing equipment	16	573,628	—	(542,293)	31,351
Leased assets
Transmission installation and equipment	265,820	17,993	—	—	283,813

Total	99,310,440	15,464,202	(25,425)	149,484	114,898,701

Accumulated depreciation and impairment:
Direct acquisitions
Buildings	1,290,020	174,644	—	414	1,465,078
Switching equipment	11,195,005	2,342,153	—	25,399	13,562,557
Telegraph, telex and data communication equipment	185,736	356	—	(33,665)	152,427
Transmission installation and equipment	12,163,943	3,910,579	(6,164)	110,607	16,178,965
Satellite, earth station and equipment	1,947,875	428,511	—	(3,031)	2,373,355
Cable network	11,495,878	1,458,905	—	(37,353)	12,917,430
Power supply	1,500,435	370,030	(284)	(5,434)	1,864,747
Data processing equipment	3,688,200	641,431	—	(5,352)	4,324,279
Other telecommunications peripherals	587,545	12,831	—	(24,918)	575,458
Office equipment	593,038	44,259	—	(52,370)	584,927
Vehicles	161,018	4,185	(513)	(17,635)	147,055
Other equipment	101,211	8,049	—	(8,823)	100,437
Leased assets
Transmission installation and equipment	133,476	6,370	—	48,248	188,094

Total	45,043,380	9,402,303	(6,961)	(3,913)	54,434,809

Net Book Value	54,267,060				60,463,892

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2006 AND 2007,
AND YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
11.	PROPERTY, PLANT AND EQUIPMENT (continued)
a.	Gain on disposal or exchange of assets

		2005	2006	2007

(i)	Proceeds from sale of property, plant and equipment	84,621	17,269	39,105
	Net book value	38,428	7,806	18,464

	Gain on disposal	46,193	9,463	20,641

(ii)	In 2006, Telkomsel exchanged certain equipment with a net book value of Rp.440,355 million for new equipment with a value of Rp.440,357 million. The resulting gain of Rp.2 million was charged to the 2006 consolidated statement of income. The net carrying value of certain equipment, Rp.309,860 million was reclassified under equipment not used in operations (Note 13).
b.	KSO assets ownership arrangements
(i)	In accordance with the amended and restated KSO VII agreement with BSI (Note 4), the ownership rights to the acquired property, plant and equipment in KSO VII are legally retained by BSI until the end of the KSO period which is on December 31, 2010. As of December 31, 2006 and 2007, the net book value of these property, plant and equipment was Rp.1,156,829 million and Rp.1,038,265 million, respectively.

(ii)	In accordance with the amended and restated KSO IV agreement with PT Mitra Global Telekomunikasi Indonesia (“MGTI”), the ownership rights to the acquired property, plant and equipment in KSO IV are legally retained by MGTI until the end of the KSO period which is on December 31, 2010. As of December 31, 2006 and 2007, the net book value of these property, plant and equipment was Rp.1,127,365 million and Rp.817,350 million, respectively.
c.	Assets impairment and related claims
(i)	In the first quarter of 2005, the Government issued a series of regulations in its efforts to rearrange the frequency spectra utilized by the telecommunications industry. This action has resulted in the Company not being able to utilize certain frequency spectra it had used to support its fixed wireline cable network by the end of 2006. As a result of these regulations, certain of the Company’s cable network facilities within the fixed wireline segment, which comprised primarily of Wireless Local Loop (“WLL”) and Approach Link equipment operating in the affected frequency spectra, could no longer be used by the end of 2006. Hence, the Company had shortened the remaining useful lives for WLL and Approach Link equipment in the first quarter in 2005 and depreciated the remaining net book value of these assets through December 31, 2006, and charged additional depreciation expense of Rp.471,187 million (Rp.329,831 million net after tax) and Rp.240,398 million (Rp.168,279 million net after tax) in 2005 and 2006, respectively.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2006 AND 2007,
AND YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
11.	PROPERTY, PLANT AND EQUIPMENT (continued)
c.	Assets impairment and related claims (continued)
(ii)	Further, on August 31, 2005, MoCI issued a press release which announced that in order to conform with the international standards and as recommended by the International Telecommunications Union — Radiocommunication Sector (“ITU-R”), the 1900 MHz frequency spectrum would only be used for IMT-2000 or 3G network. In its press release, the MoCI also announced that the Code Division Multiple Access (“CDMA”)-based technology network which the Company used for its fixed wireless services could only operate in the 800 MHz frequency spectrum. The Company utilizes the 1900 MHz frequency spectrum for its fixed wireless network in Jakarta and West Java areas while for other areas, the Company utilizes the 800 MHz frequency spectrum.

On January 13, 2006, the MoCI issued MoCI Regulation No. 01/Per/M.KOMINFO/1/2006 which reaffirmed the Government’s decision that the Company’s fixed wireless network could only operate in the 800 MHz frequency spectrum and that the 1900 MHz will be allocated for 3G network. Following the preceding Government’s decisions, the Company reviewed the recoverable amount of cash-generating unit to which the affected fixed wireless asset belongs and in 2005, the Company had written-down Rp.616,768 million for transmission installation and equipment of fixed wireless assets. The recoverable amount was estimated using value in use which represented the present value of estimated future cash flows from cash-generating unit using a pretax discount rate of 16.89%, representing the Company’s weighted average cost of capital as of December 31, 2005. In determining cash-generating unit to which an asset belongs, assets were grouped at the lowest level that included the assets and generated cash inflows that were largely independent of the cash inflows from other assets or group of assets. In addition, the Company recognized a loss relating to non-cancelable contracts for procurement of the 1900 MHz transmission installation and equipment in Jakarta and West Java areas amounting to Rp.79,359 million.

As a result of this Government’s decision, the Company’s Base Station System (“BSS”) equipment in Jakarta and West Java areas which are part of transmission installation and equipment for fixed wireless network could no longer be used by the end of 2007 with total acquisition cost amounted to Rp.1,330,818 million. The BSS equipment has been completely replaced with BSS equipment operating in 800 MHz by the end of December 2007. Further, the Company changed the estimated remaining useful lives for the Jakarta and West Java BSS equipment and depreciated the remaining net book value of these assets through June 30, 2007, and recognized an additional depreciation expense of Rp.159,042 million (Rp.111,329 million net after tax) and Rp.173,826 million (Rp.121,678 million net after tax) in 2005 and 2006, respectively. In June 2007, the Company has been fully depreciated the assets.
(iii)	As of December 31, 2006 and 2007, the Company operated two satellites, Telkom-1 and Telkom-2 primarily providing backbone transmission links for its network and earth station satellite up-linking and down-linking services to domestic and international users. As of December 31, 2007, there were no events or changes in circumstances that would indicate that the carrying amount of the Company’s satellites may not be recoverable.

(iv)	On May 27, 2006, Yogyakarta within Divre IV Central Java experienced an earthquake where an insurance claim for the replacement of the assets has been made. The facilities have been re-operated gradually since June 2006.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2006 AND 2007,
AND YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
11.	PROPERTY, PLANT AND EQUIPMENT (continued)
c.	Assets impairment and related claims (continued)
(v)	On July 17, 2006, Pangandaran, area of Divre III West Java and Banten experienced a tsunami. The Company did not file a claim since the estimated total loss was still below the deductible level.

(vi)	On February 2, 2007, Jakarta and its surrounding, area of Divre II Jakarta were covered by flood where an insurance claim for the replacement of the assets has been agreed. Buildings and other equipments affected by the flood have been re-operated gradually and with full completion expected to be at the end of July 2008.

(vii)	On March 6, 2007, Padang within Divre I Sumatera experienced an earthquake where an insurance claim for the replacement of the assets has been made. The facilities have been re-operated gradually since September 2007.

(viii)	On September 12, 2007, South and West Sumatera within Divre I Sumatera experienced an earthquake where an insurance claim for the replacement of the assets has been made. The facilities have been re-operated gradually since September 2007.
d.	Others
(i)	Interest capitalized to property under construction amounted to Rp.nil for 2005, 2006 and 2007, respectively.

(ii)	Foreign exchange loss capitalized as part of property under construction amounted to Rp.nil for 2005, 2006 and 2007, respectively.

(iii)	In 2006, certain accounts related to telecommunication equipments of subsidiaries were reclassified to a more detail group of assets to conform to the Company’s presentation. The reclassifications have no impact to the estimated useful life of the assets.

(iv)	In 2007, Telkomsel capitalized Rp.938,296 million of its property, plant and equipment which was subject to price adjustment (Note 50a.ii). Part of the capitalized amount of Rp.307,603 million has been depreciated with total depreciation charged to the consolidated statement of income amounting to Rp.10,210 million. As of the date of the consolidated financial statements, the new agreements are still under negotiation; it is therefore not possible to determine adjustment, if any, to the property, plant and equipment as of December 31, 2007 and its related depreciation.

(v)	The Company and its subsidiaries own several pieces of land located throughout Indonesia with Building Use Rights (“Hak Guna Bangunan” or “HGB”) for a period of 20-30 years, which will expire between 2008 and 2038. Management believes that there will be no difficulty in obtaining the extension of the land rights when they expire.

(vi)	The Company was granted the right to use certain parcels of land by the Ministry of Communications and Information Technology of the Republic of Indonesia (formerly Ministry of Tourism, Post and Telecommunications) where they are still under the name of the Ministry of Tourism, Post and Telecommunications and the Ministry of Transportation of the Republic of Indonesia. The transfer to the Company of the legal title of ownership on those parcels of land is still in progress.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2006 AND 2007,
AND YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
11.	PROPERTY, PLANT AND EQUIPMENT (continued)
d.	Others (continued)
(vii)	As of December 31, 2007, the Company’s and its subsidiaries’ property, plant and equipment, except for land, were insured with PT Asuransi Jasa Indonesia (“Jasindo”), PT Asuransi Ramayana, PT Asuransi Wahana Tata and PT Asuransi Export Indonesia against fire, theft and other specified risks. Total cost of assets being insured amounted to Rp.33,207,819 million and US$5,173 million, which was covered by sum insured basis with a maximum loss claim of Rp.1,956,843 million and on first loss basis of US$503.27 million and Rp.824,000 million including business recovery of Rp.324,000 million with Automatic Reinstatement of Loss Clause. In addition, Telkom-1 and Telkom-2 were insured separately for US$39.17 million and US$55.06 million, respectively. Management believes that the insurance coverage is adequate.

(viii)	As of December 31, 2007, the completion of assets under construction was around 65.20% of the total contract value, with estimated dates of completion to be between January 2008 up to December 2008. Management believes that there is no impediment to the completion of the construction in progress.

(ix)	Certain property, plant and equipment of the Company’s subsidiaries have been pledged as collateral for lending agreements (Notes 19 and 23).

(x)	The Company has lease commitments for certain transmission installation and equipment, with the option to purchase the leased assets at the end of the lease terms. Future minimum lease payments for the assets under capital leases as of December 31, 2006 and 2007 are as follows:

Year	2006	2007
2007	73,443	—
2008	73,443	78,768
2009	73,443	78,553
2010	73,443	78,553
2011	73,443	78,553
Later	69,332	79,171

Total minimum lease payments	436,547	393,598
Interest	(198,904)	(164,354)

Net present value of minimum lease payments	237,643	229,244
Current maturities (Note 20a)	(20,535)	(27,250)

Long-term portion (Note 20b)	217,108	201,994

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2006 AND 2007,
AND YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

12.	PROPERTY, PLANT AND EQUIPMENT UNDER REVENUE-SHARING ARRANGEMENTS (“RSA”)

	January 1,	Acquisition of			December 31,
	2006	KSO VII	Additions	Reclassifications	2006
At cost:
Land	3,428	—	—	1,218	4,646
Buildings	8,021	—	—	(2,911)	5,110
Switching equipment	275,035	108,810	27,294	(45,846)	365,293
Transmission installation and equipment	283,438	19,219	7,837	(14,129)	296,365
Cable network	268,413	321,756	56,119	(27,443)	618,845
Other telecommunications peripherals	169,304	2,420	196	(3,166)	168,754

Total	1,007,639	452,205	91,446	(92,277)	1,459,013

Accumulated depreciation:
Land	1,771	—	212	720	2,703
Buildings	4,366	—	360	(1,800)	2,926
Switching equipment	185,689	—	25,774	(39,122)	172,341
Transmission installation and equipment	83,294	—	33,870	(13,911)	103,253
Cable network	114,126	—	30,949	(20,335)	124,740
Other telecommunications peripherals	68,988	—	21,597	(3,167)	87,418

Total	458,234	—	112,762	(77,615)	493,381

Net Book Value	549,405				965,632

	January 1,			December 31,
	2007	Additions	Reclassifications	2007
At cost:
Land	4,646	—	—	4,646
Buildings	5,110	—	(1,128)	3,982
Switching equipment	365,293	—	(78,605)	286,688
Transmission installation and equipment	296,365	—	(116,580)	179,785
Cable network	618,845	—	(35,492)	583,353
Other telecommunications peripherals	168,754	—	(19,554)	149,200

Total	1,459,013	—	(251,359)	1,207,654

Accumulated depreciation:
Land	2,703	232	—	2,935
Buildings	2,926	256	(747)	2,435
Switching equipment	172,341	25,788	(28,466)	169,663
Transmission installation and equipment	103,253	26,899	(40,011)	90,141
Cable network	124,740	42,088	(22,225)	144,603
Other telecommunications peripherals	87,418	24,060	(18,692)	92,786

Total	493,381	119,323	(110,141)	502,563

Net Book Value	965,632			705,091

In accordance with RSA, the ownership rights to the property, plant and equipment under RSA are legally retained by the investors until the end of the revenue-sharing periods.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2006 AND 2007,
AND YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

12.	PROPERTY, PLANT AND EQUIPMENT UNDER RSA (continued)
The balances of unearned income on RSA as of December 31, 2005, 2006 and 2007, are as follows:

	2005	2006	2007
Gross amount	1,007,639	1,459,013	1,207,654

Accumulated amortization:
Beginning balance	(833,365)	(582,155)	(641,839)
Additions (Note 35)	(136,681)	(151,961)	(313,789)
Deductions	387,891	92,277	251,359

Ending balance	(582,155)	(641,839)	(704,269)

Net	425,484	817,174	503,385

13.	ADVANCES AND OTHER NON-CURRENT ASSETS
Advances and other non-current assets as of December 31, 2006 and 2007 consist of:

	2006	2007
Prepaid rent — net of current portion (Note 8)	621,834	783,384
Advances for purchase of property, plant and equipment	354,730	179,605
Restricted cash	91,862	91,607
Deferred land rights charges	82,529	79,024
Equipment not used in operations — net	203,002	59,273
Security deposits	32,072	37,575
Others	68,254	178,296

Total	1,454,283	1,408,764

As of December 31, 2006 and 2007, restricted cash represent cash received from the Government relating to compensation for early termination of exclusive rights to be used for the construction of certain infrastructures (Notes 1a and 29.i) and time deposits with original maturities of more than one year pledged as collateral for bank guarantees.

Deferred land rights charges represent costs to extend the contractual life of the land rights which have been deferred and amortized over the contractual life.

As of December 31, 2007, equipment not used in operations represents Base Transceiver Station (BTS) and other equipment of the Company and Telkomsel temporarily taken out from operations but planned to be reinstalled. Telkomsel’s depreciation charged to the consolidated statements of income in 2006 and 2007 amounted to Rp.52,841 million and Rp.23,378 million, respectively.

In 2007 certain Telkomsel’s equipment with a net carrying amount of Rp.119,773 million was re-installed and subsequently reclassified to property, plant and equipment (Note 11).

During 2006, the Company and Telkomsel wrote-off certain equipment with total net book value of Rp.58,252 million.

Refer to Note 45 for details of related party transactions.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2006 AND 2007,
AND YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

14.	GOODWILL AND OTHER INTANGIBLE ASSETS
(i)	The changes in the carrying amount of goodwill and other intangible assets for the years ended December 31, 2006 and 2007 are as follows:

		Other
		intangible
	Goodwill	assets	License	Total
Gross carrying amount:
Balance, December 31, 2005	106,348	7,151,111	—	7,257,459
Addition-3G License Telkomsel	—	—	436,000	436,000
Addition-KSO VII acquisition (Note 4)	—	451,736	—	451,736

Balance, December 31, 2006	106,348	7,602,847	436,000	8,145,195

Accumulated amortization:
Balance, December 31, 2005	(97,491)	(2,666,696)	—	(2,764,187)
Amortization expense during the year (Note 38)	(8,857)	(923,867)	(11,679)	(944,403)

Balance, December 31, 2006	(106,348)	(3,590,563)	(11,679)	(3,708,590)

Net Book Value	—	4,012,284	424,321	4,436,605

Weighted-average amortization period	5 years	7.58 years	9.5 years

		Other
		intangible
	Goodwill	assets	License	Total
Gross carrying amount:
Balance, December 31, 2006	106,348	7,602,847	436,000	8,145,195

Accumulated amortization:
Balance, December 31, 2006	(106,348)	(3,590,563)	(11,679)	(3,708,590)
Amortization expense during the year (Note 38)	—	(1,002,763)	(46,714)	(1,049,477)

Balance, December 31, 2007	(106,348)	(4,593,326)	(58,393)	(4,758,067)

Net Book Value	—	3,009,521	377,607	3,387,128

Weighted-average amortization period	5 years	7.58 years	9.5 years
(ii)	Other intangible assets resulted from the acquisitions of Dayamitra, Pramindo, AWI, KSO IV and KSO VII (Note 4), and represented the rights to operate the business in the KSO areas. Goodwill resulted from the acquisition of GSD in 2001.

(iii)	The estimated annual amortization expense relating to other intangible assets for each of the next three years beginning from January 1, 2008 would be approximately Rp.1,049,477 million per year.

(iv)	In 2006, Telkomsel was granted the right to operate the 3G license. Telkomsel is required to pay an up-front fee and annual BHP fee for the next ten years. The up-front fee is recorded as intangible asset and amortized using the straight-line method over the term of the right to operate the 3G license (10 years) which is extendable subject to evaluation. Amortization commenced in 2006 when the assets attributable to the provision of the related services became available for use.

The upfront fee paid by Telkomsel in February 2006 for the 3G license amounting to Rp.436,000 million was recognized as intangible asset and is amortized over the term of the 3G license.

Based on Telkomsel’s Management interpretation of the license conditions and written confirmation from the DGPT, the 3G license may be returned at any time without any financial obligation to pay the remaining outstanding annual BHP fees. Accordingly, the annual BHP fees relating to 3G license are expensed when incurred. Telkomsel’s management assesses its plan to continue to use the license on an annual basis.

(v)	As of December 31, 2007, management believes that there was no indication of impairment.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2006 AND 2007,
AND YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
15.	ESCROW ACCOUNTS
Escrow accounts as of December 31, 2006 and 2007 consist of:

	2006	2007
Bank Danamon	1,849	1,176
Others (each below Rp.1 billion)	224	226

	2,073	1,402

The escrow accounts with Bank Danamon were established in relation with the RSA in telecommunications equipment in Divre VII East Indonesia.
16.	TRADE PAYABLES

	2006	2007
Related parties
Concession fees	818,121	602,112
Purchases of equipment, materials and services	195,673	325,649
Payables to other telecommunications providers	102,702	15,151

Sub-total	1,116,496	942,912

Third parties
Purchases of equipment, materials and services	5,499,254	5,648,593
Payables related to RSA	190,240	233,765
Payables to other telecommunications providers	111,963	79,664

Sub-total	5,801,457	5,962,022

Total	6,917,953	6,904,934

Trade payables by currency are as follows:

	2006	2007
Rupiah	6,636,507	6,523,615
U.S. Dollars	259,996	289,523
Euro	18,377	90,306
Singapore Dollars	2,431	954
Others	642	536

Total	6,917,953	6,904,934

Refer to Note 45 for details of related party transactions.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2006 AND 2007,
AND YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
17.	ACCRUED EXPENSES

	2006	2007
Salaries and benefits	710,814	1,115,383
Operations, maintenance and telecommunications services	555,653	871,611
General, administrative and marketing	492,054	599,498
Interest and bank charges	188,748	154,584
Early retirement program	1,528,429	—

Total	3,475,698	2,741,076

Accruals for early retirement program arose from the Board of Directors Resolution on early retirement dated December 20, 2006 and as communicated to the employees on the same date. The Company accrued on the basis of the number of eligible employees by grade who were expected to enroll. Accrued early retirement benefits as of December 31, 2006, amounted to Rp.1,528,429 million, consisting of Rp.1,461,150 million charged to the 2006 consolidated statements of income (Note 36) and Rp.67,279 million in a reclassification from the balance for other post-retirement benefit (Note 42).
18.	UNEARNED INCOME

	2006	2007
Prepaid pulse reload vouchers	1,976,868	2,263,737
Other telecommunications services	3,492	48,982
Others	57,412	101,233

Total	2,037,772	2,413,952

19.	SHORT-TERM BANK LOANS

	2006	2007
BNI	200,000	333,334
BCA	233,334	100,000
Bank Mandiri	233,333	100,000
Bank Niaga	13,323	29,800
Bank Syariah Mega	—	10,535
Bank Bumiputera	8,000	—

Total	687,990	573,669

a.	BNI

On August 15, 2006, Telkomsel signed a Rp.300,000 million short-term facility agreement with BNI, payable in 3 equal quarterly installments commencing after 3 months from the end of the availability period. The loan bore a floating interest rate of three-month Certificate of Bank Indonesia (“Sertifikat Bank Indonesia” or “SBI”) plus 1.5% per annum which becomes due quarterly in arrears and was unsecured. The loan was fully repaid on June 28, 2007.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2006 AND 2007,
AND YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
19.	SHORT-TERM BANK LOANS (continued)
a.	BNI (continued)

On June 15, 2007, Telkomsel signed a Rp.300,000 million short-term facility agreement with BNI, payable in 3 equal quarterly installments commencing after 3 months from the end of the availability period. The loan bears a floating interest rate of three-month Jakarta Interbank Offered Rate (“JIBOR”) plus 1.25% per annum which becomes due quarterly in arrears and is unsecured. On July 24, 2007, the loan agreement was amended for additional facilities of Rp.200,000 million. The principal outstanding as of December 31, 2007, amounted to Rp.333,334 million.

b.	BCA

On December 3, 2004, Telkomsel entered into a loan agreement with DB, Jakarta (as “Arranger” and “Agent”) and BCA (as “Lender”) with a total facility of Rp.170,000 million. The facility bore interest at a rate equal to the three-month SBI plus 1% per annum payable quarterly in arrears and was unsecured. The loan was fully repaid on February 1, 2006.

On August 15, 2006, Telkomsel signed a Rp.350,000 million short-term facility agreement with BCA, payable in 3 equal quarterly installments commencing after 3 months from the end of the availability period. The loan bore a floating interest rate of three-month SBI plus 1.5% per annum which becomes due quarterly in arrears and was unsecured. The principal outstanding as of December 31, 2006, amounted to Rp.233,334 million and on June 28, 2007, the loan was fully repaid.

On June 15, 2007, Telkomsel signed a Rp.300,000 million short-term facility agreement with BCA, payable in 3 equal quarterly installments commencing after 3 months from the end of the availability period. The loan bears a floating interest rate of three-month JIBOR plus 1.25% per annum which becomes due quarterly in arrears and is unsecured. The principal outstanding as of December 31, 2007, amounted to Rp.100,000 million.

c.	Bank Mandiri

On August 15, 2006, Telkomsel signed a Rp.350,000 million short-term facility agreement with Bank Mandiri, payable in 3 equal quarterly installments commencing after 3 months from the end of the availability period. The loan bore a floating interest rate of three-month SBI plus 1.5% per annum which becomes due quarterly in arrears and was unsecured. The loan was fully repaid on June 28, 2007.

On June 15, 2007, Telkomsel signed a Rp.300,000 million short-term facility agreement with Bank Mandiri, payable in 3 equal quarterly installments commencing after 3 months from the end of the availability period. The loan bears a floating interest rate of three-month JIBOR plus 1.25% per annum which becomes due quarterly in arrears and is unsecured. The principal outstanding as of December 31, 2007, amounted to Rp.100,000 million.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2006 AND 2007,
AND YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
19.	SHORT-TERM BANK LOANS (continued)
d.	Bank Niaga

On April 25, 2005, Balebat entered into a Rp.800 million, 12% per annum fixed rate revolving credit facility and Rp.1,600 million investment credit facility agreement with Bank Niaga. These credit facilities are secured by Balebat’s property located in West Java up to a maximum of Rp.3,350 million (Note 11). The applicable fixed interest rate and maturity date of the revolving credit facility was amended on July 26, 2005 from 12% per annum to 12.5% per annum and May 30, 2006, respectively and subsequently on June 13, 2006 to 16.5% per annum and May 30, 2007, respectively. Based on the latest amendment, the revolving credit facility amounting to Rp.800 million was combined with the short-term fixed credit facility of Rp.4,000 million (Note 23h). Additionally, Balebat obtained a credit facility of Rp.500 million with a fixed interest rate of 16.75% per annum, maturing on May 30, 2007. On May 23, 2007, the loan agreement was amended (4th amendment agreement) to increase the maximum facility amount and interest rate to Rp.15,000 million and 13% per annum respectively, for the period up to May 29, 2008. As of December 31, 2006 and 2007, the principal outstanding amounted to Rp.1,323 million and Rp.14,800 million, respectively.

On October 18, 2005, GSD entered into a short-term loan agreement with Bank Niaga for an original facility of Rp.3,000 million for a one-year term. On November 3, 2006, the agreement was amended to change the interest rate from 16.25% per annum to 15.5% per annum and the maturity period to October 18, 2007. On November 23, 2007, the loan agreement was amended to change the total facility to Rp.15,000 million with an interest rate of 11% per annum and the maturity period to October 18, 2008. This credit facility is secured by GSD’s property, plant and equipment located in Jakarta (Note 11). As of December 31, 2006 and 2007, the principal outstanding amounted to Rp.8,000 million and Rp.15,000 million, respectively.

In October 2005, GSD entered into a short-term facility agreement with Bank Niaga for an original facility of Rp.12,000 million, as amended on June 7, 2006 to Rp.7,000 million, and maturing on October 18, 2006. The loan agreement was amended twice, the latest on November 3, 2006, to change the interest rate from 16.25% per annum to 15.5% per annum for the period October 18, 2006 to October 18, 2007. The principal outstanding as of December 31, 2006 and 2007 was Rp.4,000 million and Rp.nil, respectively.

e.	Bank Syariah Mega

On December 11, 2007, Infomedia entered into a Rp.10,535 million loan agreement with Bank Syariah Mega for working capital purpose. The facility is obtained through sharia principles with the estimated rates on borrowing at 14% per annum, and is secured by the receivables from contact center. The loan is payable within 3 months from the signing date. The principal outstanding as of December 31, 2007 amounted to Rp.10,535 million.

f.	Bank Bumiputera

On February 15, 2006, GSD entered into a Rp.8,000 million loan agreement with Bank Bumiputera with an interest rate of 17% per annum, unsecured and repayable by monthly installment within 12 months from the signing date to February 15, 2007. On February 27, 2007, the loan agreement was amended to extend the maturity period to February 27, 2008. As of December 31, 2006, the loan was fully drawn-down. The loan was fully paid on November 23, 2007.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2006 AND 2007,
AND YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
20.	MATURITIES OF LONG-TERM LIABILITIES
a.	Current maturities

	Notes	2006	2007
Bank loans	23	1,669,146	3,222,507
Deferred consideration for business combinations	24	1,054,095	1,134,512
Two-step loans	21	469,678	446,540
Obligations under capital leases	11	20,535	27,250
Notes and bonds	22	1,461,955	—

Total		4,675,409	4,830,809

b.	Long-term portion

		(In billions of Rupiah)
	Notes	Total	2009	2010	2011	2012	Later
Bank loans	23	4,165.2	2,770.0	1,265.5	114.4	4.4	10.9
Two-step loans	21	3,727.9	432.5	409.1	381.7	383.7	2,120.9
Deferred consideration for business combinations	24	2,500.3	1,173.6	1,218.9	107.8	—	—
Obligations under capital leases	11	202.0	34.6	43.8	55.6	52.2	15.8

Total		10,595.4	4,410.7	2,937.3	659.5	440.3	2,147.6

21.	TWO-STEP LOANS
a.	Two-step loans are unsecured loans obtained by the Government from overseas banks and consortium of contractors, which are then re-loaned to the Company. The loans entered into up to July 1994 were recorded and payable in Rupiah based on the exchange rate at the date of drawdown. Loans entered into after July 1994 are payable in their original currencies and any resulting foreign exchange gain or loss is borne by the Company.

The details of the two-step loans are as follows:

	Interest rate		Outstanding
Creditors	2006	2007	2006	2007
Overseas banks	3.10% - 13.67%	3.10% - 12.14%	4,434,041	4,158,854
Consortium of contractors	3.20%	3.20%	42,572	15,570

Total			4,476,613	4,174,424
Current maturities (Note 20a)			(469,678)	(446,540)

Long-term portion (Note 20b)			4,006,935	3,727,884

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2006 AND 2007,
AND YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
21.	TWO-STEP LOANS (continued)
b.	The details of two-step loans obtained from overseas banks as of December 31, 2006 and 2007 are as follows:

	Interest rate		Outstanding
Currencies	2006	2007	2006	2007
U.S. Dollars	4.00% - 6.48%	4.00% - 7.39%	1,795,782	1,670,591
Rupiah	11.23% - 13.67%	8.97% - 12.14%	1,592,198	1,404,237
Japanese Yen	3.10%	3.10%	1,046,061	1,084,026

Total			4,434,041	4,158,854

The loans are intended for the development of telecommunications infrastructure and supporting equipment. The loans are repayable in semi-annual installments and are due on various dates through 2024.

The two-step loans which are payable in Rupiah bear either fixed interest rates and a floating rates based upon the average interest rate on three-month SBI during the six-months preceding the installment due date plus 1% per annum, and floating interest rate offered by the lenders plus 5.25% per annum. Two-step loans which are payable in foreign currencies bear either fixed rate interests and the floating interest rate offered by the lenders, plus 0.5% per annum.

c.	The two-step loans obtained from a consortium of contractors as of December 31, 2006 and 2007 consisted of loans in Japanese Yen with an interest rate of 3.20% per annum for each year.

The consortium of contractors consists of Sumitomo Corporation, PT NEC Nusantara Communications and PT Humpuss Elektronika (SNH Consortium). The loans were obtained to finance the second digital telephone exchange project. The loans are repayable in semi-annual installments and are due on various dates through June 15, 2008.
As of December 31, 2007, the Company has used all facilities under the two-step loans program and the drawdown period for the two-step loans has expired.

The Company is required to maintain financial ratios as follows:
a.	Projected net revenue to projected debt service ratio should exceed 1.5:1 and 1.2:1 for the two-step loans originating from the World Bank and Asian Development Bank (“ADB”), respectively.

b.	Internal financing (earnings before depreciation and interest expense) should exceed 50% and 20% compared to annual average capital expenditures for loans originating from World Bank and ADB, respectively.
As of December 31, 2007, the Company complied with the above mentioned ratios.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2006 AND 2007,
AND YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
22.	NOTES AND BONDS

	2006	2007
Bonds
Principal	1,000,000	—
Bond issuance costs	(2,863)	—

Net	997,137	—

Medium-term Notes
Principal	465,000	—
Debt issuance costs	(182)	—

Net	464,818	—

Total	1,461,955	—
Current maturities (Note 20a)	(1,461,955)	—

Long-term portion	—	—

a.	Bonds

On July 16, 2002, the Company issued a five-year bonds amounting to Rp.1,000,000 million, at par value. The bonds bore interest at a fixed rate of 17% per annum, payable quarterly beginning October 16, 2002 and secured with all assets owned by the Company. The bonds are traded on the Surabaya Stock Exchange and matured on July 16, 2007. The trustee of the bonds is BRI (effective from January 17, 2006 replacing BNI) and the custodian is PT Kustodian Sentral Efek Indonesia.

Under the provisions of the bond, the Company is required to comply with all covenants or restrictions including maintaining certain consolidated financial ratios. The Company was also restricted from making any loans to or for the benefit of any person which in aggregate exceed Rp.500,000 million, in which the Company was not able to comply with in 2006. However, the Company has obtained a written waiver from BRI, the trustee of the bonds. The bonds were fully repaid on July 16, 2007.

b.	Medium-term Notes (the “Notes”)

On December 13, 2004, the Company entered into an agreement with PT ABN AMRO Asia Securities Indonesia, PT Bahana Securities, PT BNI Securities and PT Mandiri Sekuritas (collectively referred as “Initial Purchasers”) to issue Notes for a total principal amount of Rp.1,125,000 million. Proceeds from issuance of the Notes were used to finance the payment of the remaining balance of the borrowings assumed in connection with the TII acquisition amounting to US$123.0 million.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2006 AND 2007,
AND YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

22.	NOTES AND BONDS (continued)
b.	Medium-term Notes (the “Notes”) (continued)

The Notes consist of four Series with the following maturities and interest rates:

Series	Principal	Maturity	Interest rate
A	290,000	June 15, 2005	7.70%
B	225,000	December 15, 2005	7.95%
C	145,000	June 15, 2006	8.20%
D	465,000	June 15, 2007	9.40%

Total	1,125,000

Interest on the Notes is payable semi-annually beginning June 15, 2005 through June 15, 2007. The Notes were unsecured and at all times ranked pari passu with other unsecured debts of the Company. The Company may, at any time, before the maturity dates of the Notes, repurchase the Notes in whole or in part.

On June 15, 2005, December 15, 2005, June 15, 2006 and June 15, 2007, the Company repaid the Series A, Series B, Series C, and Series D Notes, respectively.

23.	BANK LOANS
The details of long-term bank loans as of December 31, 2006 and 2007 are as follows:

			2006		2007
		2007	Outstanding		Outstanding
			Original		Original
		Total facility	currency	Rupiah	currency	Rupiah
Lenders	Currency	(in millions)	(in millions)	equivalent	(in millions)	equivalent
The Export-Import Bank of Korea	US$	124	105.8	952,842	82.2	773,525
Bank Mandiri	Rp.	2,400,000	—	950,000	—	2,020,000
BCA	Rp.	1,423,000	—	778,698	—	850,000
Citibank	US$	113	39.2	352,612	15.7	148,032
	Euro	73	22.0	260,994	7.3	100,949
	Rp.	1,000,000	—	500,000	—	300,000
BNI	Rp.	1,550,000	—	300,000	—	1,330,000
Consortium of banks	Rp.	150,000	—	32,606	—	—
Bank Lippo	Rp.	18,500	—	18,401	—	11,041
Bank Niaga	Rp.	38,800	—	6,705	—	30,898
Bank Bukopin	Rp.	5,300	—	4,201	—	3,230
BRI	Rp.	2,400,000	—	—	—	1,820,000

Total				4,157,059		7,387,675
Current maturities of bank loans (Note 20a)				(1,669,146)		(3,222,507)

Long-term portion (Note 20b)				2,487,913		4,165,168

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2006 AND 2007,
AND YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

23.	BANK LOANS (continued)
a.	The Export-Import Bank of Korea

On August 27, 2003, the Company entered into a loan agreement with The Export-Import Bank of Korea for a loan facility of US$124 million, to finance the CDMA procurement from the Samsung Consortium. The facility bears interest, commitment and other fees totaling 5.68% per annum. The loan is unsecured and payable in 10 semi-annual installments on June 30 and December 30 of each year beginning in December 2006.
b.	Bank Mandiri
(i)	On March 20, 2006, Telkomsel signed a loan agreement with Bank Mandiri for a facility of Rp.600,000 million, payable in 5 equal semi-annual installments commencing 6 months after the end of the availability period. The loan bears a floating interest rate of three-month SBI plus 1.75% per annum which became due quarterly in arrears and is unsecured. The principal outstanding as of December 31, 2006 and 2007 amounted to Rp.600,000 million and Rp.360,000 million, respectively.

(ii)	On August 15, 2006, Telkomsel signed a medium-term facility loan agreement with Bank Mandiri for Rp.350,000 million, payable in 5 equal semi-annual installments commencing 6 months after the end of the availability period. The loan bears a floating interest rate of three-month SBI plus 1.5% per annum which becomes due quarterly in arrears and is unsecured. The principal outstanding as of December 31, 2006 and 2007 amounted to Rp.350,000 million and Rp.210,000 million, respectively.

(iii)	On June 15, 2007, Telkomsel signed a medium-term facility loan agreement with Bank Mandiri of Rp.500,000 million. This facility is payable in 5 equal semi-annual installments commencing 6 months after the end of the availability period. The loan bears a floating interest rate of three-month JIBOR plus 1,25% per annum which becomes due quarterly in arrears and is unsecured. On July 24, 2007, the loan agreement has been amended with addition of total facilities provided amounted to Rp.200,000 million. The principal outstanding as of December 31, 2007 amounted to Rp.700,000 million.

(iv)	On October 24, 2007, Telkomsel signed a medium-term facility loan agreement with Bank Mandiri of Rp.750,000 million. This facility is payable in 5 equal semi-annual installments commencing 6 months after the end of the availability period. The loan bears a floating interest rate of three-month JIBOR plus 1.17% per annum which becomes due quarterly in arrears and is unsecured. The principal outstanding as of December 31, 2007 amounted to Rp.750,000 million.
c.	BCA
(i)	On April 10, 2002, the Company entered into a Term Loan Agreement HP Backbone Sumatra Project with BCA for a total facility of Rp.173,000 million, to finance the Rupiah portion of the high performance backbone network in Sumatra pursuant to the Partnership Agreement dated November 30, 2001 with PT Pirelli Cables Indonesia (“Pirelli Cables”) and PT Siemens Indonesia (“Siemens Indonesia”).

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2006 AND 2007,
AND YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

23.	BANK LOANS (continued)
c.	BCA (continued)
(i)	(continued)

The amounts drawn from the facility bear interest rate of 4.35% per annum plus the three-month time deposit rate and were unsecured. The loans were payable in twelve unequal quarterly installments beginning in July 2004 and mature in April 2007.

Total principal outstanding as of December 31, 2006 was Rp.28,698 million.

Based on the loan agreement, the Company is required to comply with all covenants or restrictions including maintaining financial ratios. In 2006, the Company breached a covenant in the loan agreement which stipulates that the Company will not make any loans to or for the benefit of any person which in aggregate exceed Rp.500,000 million. The Company obtained a written waiver from BCA with regard to providing loans to certain subsidiaries which in aggregate exceed Rp.500,000 million. The loan was fully repaid on April 10, 2007.
(ii)	On March 16, 2006, Telkomsel signed a loan agreement with BCA for a facility of Rp.400,000 million, payable in 5 equal semi-annual installments commencing 6 months after the end of the availability period. The loan bears a floating interest rate of three-month SBI plus 1.75% per annum which became due quarterly in arrears and is unsecured. The principal outstanding as of December 31, 2006 and 2007 amounted to Rp.400,000 million and Rp.240,000 million, respectively.

(iii)	On August 15, 2006, Telkomsel signed a medium-term facility loan agreement with BCA for Rp.350,000 million, payable for 5 equal semi-annual installments commencing 6 months after the end of the availability period. The loan bears a floating interest rate of three-month SBI plus 1.5% per annum which becomes due quarterly in arrears and is unsecured. The principal outstanding as of December 31, 2006 and 2007 amounted to Rp.350,000 million and Rp.210,000 million, respectively.

(iv)	On June 15, 2007, Telkomsel signed a medium-term facility loan agreement with BCA of Rp.500,000 million, payable in 5 equal semi-annual installments commencing 6 months after the end of the availability period. The loan bears a floating interest rate of three-month JIBOR plus 1.25% per annum which becomes due quarterly in arrears which becomes due quarterly in arrears and is unsecured. The principal outstanding as of December 31, 2007 amounted to Rp.400,000 million.
d.	Citibank
1.	Hermes Export Facility

On December 2, 2002, pursuant to the partnership agreement with Siemens Aktiengesellschaft (“AG”) (Note 50a.ii), Telkomsel entered into the Hermes Export Facility Agreement (“Facility”) with Citibank International plc (as “Original Lender” and “Agent”) and Citibank, Jakarta branch (“Arranger”) covering a total facility of Euro76.2 million divided into several tranches. The agreement was subsequently amended on October 15, 2003, amending the Facility amount to Euro73.4 million and the payment dates.

The Facility bears interest rate based on the Euro Interbank Offered Rate (EURIBOR) plus 0.75% per annum and is unsecured. Interest is payable semi-annually, starting on the utilization date of the Facility (May 29, 2003). This loan will due on October 7, 2008.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2006 AND 2007,
AND YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

23.	BANK LOANS (continued)
d.	Citibank (continued)
1.	Hermes Export Facility (continued)

In addition to interest, Telkomsel was also charged an insurance premium for the guarantee given by Hermes in favor of Telkomsel for each loan utilization, 15% of which was paid in cash. The remaining balance was settled through utilization of the facility.
2.	High Performance Backbone (“HP Backbone”) Loans
a.	On April 10, 2002, the Company entered into a loan agreement with Citibank (“Arranger”) and Citibank International plc (“Agent”), which was supported by an export credit guarantee of Hermes Kreditversicherungs AG (“Lender” and “Guarantor”), providing a total facility of US$23.4 million. The facility which was unsecured, was obtained to finance up to 85% of the cost of supplies and services sourced in Germany relating to the design, manufacture, construction, installation and testing of high performance backbone networks in Sumatra pursuant to the “Partnership Agreement” dated November 30, 2001, with Pirelli Cables and Siemens Indonesia for the construction and provision of a high performance backbone in Sumatra. The lender required a fee of 8.4% of the total facility, 15% of which was paid in cash and 85% was included in the loan balance.

As of December 31, 2006 and 2007, the outstanding loan was US$8.4 million (equivalent to Rp.75,486 million) and US$4.1 million (equivalent to Rp.39,394 million), respectively. The loan is payable in 10 semi-annual installments beginning in April 2004 with interest at a rate equal to the six-month London Interbank Offered Rate (LIBOR) plus 0.75% per annum.
b.	On April 10, 2002, the Company entered into a loan agreement with Citibank (“Arranger”) and Citibank International plc (“Agent”), which was supported by an export credit guarantee obtained from Servizi Assicurativi del Commercio Estero (“SACE Italy”) providing a total maximum facility to US$21.0 million. The facility which was unsecured, was used to finance up to 85% of material and services procured in Italy in connection with the design, manufacture, development, installation and testing of Sub-System VI, as part of HP Backbone network.

The loan bears a fixed interest rate of 4.14% per annum payable in 10 semi-annual installments beginning in December 2003. Total principal outstanding as of December 31, 2006 and 2007 was US$5.6 million (equivalent to Rp.50,133 million) and US$1.9 million (equivalent to Rp.17,442 million), respectively.
As stated in the agreements, the Company is required to comply with all covenants or restrictions including maintaining financial ratios as follows, in which the Company has complied with as of December 31, 2006 and 2007 as follows:
1.	Debt service coverage ratio should exceed 1.5:1.

2.	Debt to equity ratio should not exceed:
a.	3:1 for the period April 10, 2002 to January 1, 2003,

b.	2.75:1 for the period January 2, 2003 to January 1, 2004,

c.	2.5:1 for the period January 2, 2004 to January 1, 2005, and

d.	2:1 for the period January 2, 2005 to the full repayment date of the loans.
3.	Debt to EBITDA ratio should not exceed:
a.	3.5:1 for the period April 10, 2002 to January 1, 2004, and

b.	3:1 for the period January 2, 2004 to the full repayment date of the loans.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2006 AND 2007,
AND YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

23.	BANK LOANS (continued)
d.	Citibank (continued)
2.	High Performance Backbone (“HP Backbone”) Loans (continued)

In 2005, the Company has breached a covenant in the loan agreements which stipulate that the Company will not make any loans or grant any credit to or for the benefit of any person which in aggregate exceed 3% of stockholders’ equity. On May 12, 2006, the Company obtained a written waiver from Citibank International plc with regard to providing loans to certain subsidiaries which in aggregate exceed 3% of stockholders’ equity. In 2006, the Company has complied with the above covenant.

As of June 21, 2007, the Company obtained a waiver letter from Citibank International plc with regard to providing loans facility. The waiver letter is intended to be valid until the loans facility have been fully repaid. In 2007, the Company has complied with the above covenant.
3.	EKN-Backed Facility

On December 2, 2002, pursuant to the partnership agreement with PT Ericsson Indonesia (“Ericsson Indonesia”) (Note 50a.ii), Telkomsel entered into the EKN-Backed Facility agreement (“Facility”) with Citibank International plc (“Original Lender” and “Agent”) and Citibank, Jakarta branch (“Arranger”) covering a total Facility of US$70.5 million, divided into several tranches. The agreement was subsequently amended on December 17, 2004, to reduce the total Facility to US$68.9 million.

The interest rate per annum on the Facility is determined based on Commercial Interest Reference Rate (CIRR) of 3.52% plus 0.5% per annum and is unsecured. Interest is payable semi-annually, starting on the utilization date of the Facility (July 31, 2003).

In addition to interest, Telkomsel was also charged an insurance premium for the guarantee given by EKN in favor of Telkomsel for each loan utilization, 15% of which was paid in cash. The remaining balance was settled through utilization of the facility.

No amounts were drawdown from the Facility in 2006 and 2007. As of December 31, 2006 and 2007, the outstanding balance was US$25.2 million (equivalent to Rp.226,993 million) and US$9.7 million (equivalent to Rp.91,196 million), respectively. This loan will due on December 30, 2008.
4.	Medium term loan
(a)	On March 21, 2006, Telkomsel signed a medium term loan agreement with Citibank, Jakarta Branch for a facility of Rp.500,000 million, repayable in 5 equal semi-annual installments commencing 6 months after the end of the availability period. The loan bears a floating interest rate of three-month SBI plus 1.75% per annum which becomes due quarterly in arrears and is unsecured.

(b)	On October 24, 2007, Telkomsel signed a medium-term facility loan agreement with Citibank, Jakarta Branch of Rp.500,000 million. This facility is in 5 equal semi-annual installments commencing 6 months after the end of the availability period. The loan bears a floating interest rate of three-month JIBOR plus 1.09% per annum which becomes due quarterly in arrears and is unsecured. As of December 31, 2007, the facility has not been drawn-down.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2006 AND 2007,
AND YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

23.	BANK LOANS (continued)
d.	Citibank (continued)

The following table summarizes the principal outstanding on the various long-term loans from Citibank as of December 31, 2006 and 2007:

		2006		2007
		Foreign		Foreign
		currencies	Rupiah	currencies	Rupiah
		(in millions)	equivalent	(in millions)	equivalent
Hermes Export Facility	Euro	22.0	260,994	7.3	100,949
HP Backbone loans	US$	14.0	125,619	6.0	56,836
EKN-Backed Facility	US$	25.2	226,993	9.7	91,196
Medium term loan	Rp.	—	500,000	—	300,000

Total			1,113,606		548,981
Current maturities			(584,821)		(448,981)

Long-term portion			528,785		100,000

e.	BNI
(i)	On August 15, 2006, Telkomsel signed a medium-term facility loan agreement with BNI for Rp.300,000 million, payable for 5 equal semi-annual installments commencing 6 months after the end of the availability period. The loan bears a floating interest rate of three-month SBI plus 1.5% per annum which becomes due quarterly in arrears and is unsecured. The principal outstanding as of December 31, 2006 and 2007 amounted to Rp.300,000 million and Rp.180,000 million, respectively.

(ii)	On June 15, 2007, Telkomsel signed a medium-term facility loan agreement with BNI of Rp.500,000 million, payable in 5 equal semi-annual installments commencing 6 months after the end of the availability period. The loan bears a floating interest rate of three-month JIBOR plus 1.25% per annum which becomes due quarterly in arrears and is unsecured. The principal outstanding as of December 31, 2007 amounted to Rp.400,000 million.

(iii)	On October 24, 2007, Telkomsel signed a medium-term facility loan agreement with BNI of Rp.750,000 million. This facility is in 5 equal semi-annual installments commencing 6 months after the end of the availability period. The loan bears a floating interest rate of three-month JIBOR plus 1.17% per annum which becomes due quarterly in arrears and is unsecured. The principal outstanding as of December 31, 2007 amounted to Rp.750,000 million.
f.	Consortium of banks

On June 21, 2002, the Company entered into a loan agreement with a consortium of banks for a facility of Rp.400,000 million, to finance the Divre V Junction Project. Bank Bukopin, acting as the facility agent, charged interest at the rate of 19% per annum for the first year from the signing date and at the rate of the highest average three-month deposit rate of each creditor plus 4% per annum for the remaining years. The drawdown period expires 19 months from the signing of the loan agreement and the principal is payable in 14 quarterly installments starting from April 2004. The loan facility is secured by project equipment, with a value of not less than Rp.500,000 million.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2006 AND 2007,
AND YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

23.	BANK LOANS (continued)
f.	Consortium of banks (continued)

Based on an addendum to the loan agreement dated April 4, 2003, the loan facility was reduced to Rp.150,000 million, the drawdown period was amended to expire 18 months from the signing of the addendum, the repayment schedule was amended to 14 quarterly installments starting from May 21, 2004 and ending on June 21, 2007, and the value of the project equipment secured was reduced to Rp.187,500 million.

As of December 31, 2006, interest rate charged on the loan was 12.69% per annum and principal outstanding was Rp.32,606 million. As of June 22, 2007 the loan was fully repaid.
g.	Bank Lippo

On May 29, 2006, Infomedia entered into a loan agreement with Bank Lippo for a facility of Rp.18,500 million, to finance its call center project with Telkomsel. The facility bears interest at 15.5% per annum and is secured by Infomedia’s receivables on the call center contract with Telkomsel amounted to Rp.23,125 million until the due date of the loan within 36 months from the withdrawal date.
h.	Bank Niaga
(i)	On December 28, 2004, Balebat entered into a loan agreement with Bank Niaga for a total facility of Rp.7,200 million comprising of Rp.5,000 million to finance the construction of plant (“Investment Facility”) with an interest rate of 13.5% per annum and Rp.2,200 million to finance certain purchases of machinery (“Specific Transaction Facility”) with an interest rate of 12% per annum. Through an amendment on December 1, 2005, the interest rate was subsequently increased to 17% per annum. The Investment Facility is repayable in 36 monthly installments commencing from March 31, 2005. The Specific Transaction Facility is repayable in 60 monthly installments commencing from June 29, 2005. These facilities are secured by Balebat’s property, plant and equipment with a total value of Rp.8,450 million (Note 11). As of December 31, 2006 and 2007, principal outstanding under these facilities amounted to Rp.3,631 million and Rp.1,354 million, respectively.

On December 22, 2005, the loan agreement was amended to include a short-term credit facility of Rp.4,000 million with maturity date and interest rate of December 22, 2006 and 12.5% per annum, respectively. On June 13, 2006, the facility was combined with the revolving credit facility of Rp.800 million (Note 19d).

On June 13, 2006, Balebat also received an additional facility of Rp.2,500 million which consisted of facility of a Rp.2,000 million to finance the purchase of a printing machine and Rp.500 million to finance the purchase of operational vehicles with an interest rate of 16.5% per annum. These facilities will be due on October 30, 2011 and November 28, 2009, respectively. Both facilities are secured by Balebat’s property located in West Java. As of December 31, 2006, the outstanding loans of the facilities were Rp.1,628 million and Rp.312 million, and as of December 31, 2007 was Rp.1,243 million and Rp.nil.
(ii)	As discussed in Note 19d, on April 25, 2005, Balebat entered into a loan agreement with Bank Niaga for a total facility of Rp.2,400 million which includes an investment credit facility of Rp.1,600 million with maturity date of October 25, 2009. The investment credit facility loan is payable in 48 unequal monthly installments beginning in November 2005 through October 2009. The investment credit facility bears interest at a rate equal to market rate plus 2% per annum. As of December 31, 2006 and 2007, the principal outstanding amounted to Rp.1,134 million and Rp.734 million respectively.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2006 AND 2007,
AND YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

23.	BANK LOANS (continued)
h.	Bank Niaga (continued)
(iii)	In March 2007, GSD entered into a loan agreement (2nd special transaction loan agreement) with Bank Niaga for a total facility of Rp.20,000 million with an interest rate of 13% per annum. The facility is secured by a parcel of land of GSD. The facility is payable in 8 years and the principal is payable in 33 quarterly installments and will be due in May 2015. As of December 31, 2007, the principal outstanding amounted to Rp.19,700 million.

(iv)	On November 23, 2007, GSD entered into a loan agreement (3rd special transaction loan agreement) with Bank Niaga for a total facility of Rp.8,000 million with an interest rate of 11% per annum. The facility is secured by a parcel of land of GSD. The facility is payable in 5 years and the principal is payable in 60 monthly installments and will be due on November 23, 2012. As of December 31, 2007, the principal outstanding amounted to Rp.7,867 million.
i.	Bank Bukopin

On May 11, 2005, Infomedia entered into loan agreements with Bank Bukopin for various facilities in a maximum of Rp.5,300 million to finance the acquisition of a property. The loan is payable in 60 monthly installments and bears an interest rate of 15.75% per annum as of December 31, 2006 and 2007. A portion of the facilities of Rp.4,200 million will mature in June 2010 and the remainder of Rp.1,100 million will mature in December 2010. The facilities are secured by certain Infomedia’s property.
j.	BRI
(i)	On June 15, 2007, Telkomsel entered into a medium-term loan agreement with BRI for a facility of Rp.400,000 million. The loan is payable in 5 equal semi-annual installments commencing 6 months after the end of the availability period. The loan bears a floating interest rate of three-month JIBOR plus 1.25% per annum which becomes due quarterly in arrears and is unsecured. The principal outstanding as of December 31, 2007 amounted to Rp.320,000 million.

(ii)	On October 24, 2007, Telkomsel signed a medium-term loan agreement with BRI of Rp.2,000,000 million. The loan is payable in 5 equal semi-annual installments commencing 6 months after the end of the availability period. The loan bears a floating interest rate of three-month JIBOR plus 1.17% per annum which becomes due quarterly in arrears and is unsecured. The principal outstanding as of December 31, 2007 amounted to Rp.1,500,000 million.

24.	DEFERRED CONSIDERATION FOR BUSINESS COMBINATIONS
Deferred consideration represent the Company’s obligations to the Selling Stockholders of TII in respect of the Company’s acquisition of 100% of TII, MGTI in respect of the Company’s acquisition of KSO IV, and BSI in respect of the Company’s acquisition of KSO VII, with details as follows:

	2006	2007
TII transaction
PT Aria Infotek	257,870	161,492
The Asian Infrastructure Fund	61,398	38,450
MediaOne International I B.V.	171,914	107,661
Less discount on promissory notes	(26,064)	(8,933)

	465,118	298,670

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2006 AND 2007,
AND YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

24.	DEFERRED CONSIDERATION FOR BUSINESS COMBINATIONS (continued)

	2006	2007
KSO IV transaction
MGTI	2,874,128	2,300,449
Less discount	(437,710)	(268,396)

	2,436,418	2,032,053

KSO VII transaction (Note 4)
BSI	2,226,431	1,620,636
Less discount	(536,790)	(316,574)

	1,689,641	1,304,062

Total	4,591,177	3,634,785
Current maturity — net of discount (Note 20a)	(1,054,095)	(1,134,512)

Long-term portion — net of discount (Note 20b)	3,537,082	2,500,273

a.	TII transaction

The outstanding balance relating to TII transaction represents non-interest bearing promissory notes which were included in the purchase consideration, and arose from the acquisition of the 100% outstanding common shares of TII (previously the Company’s KSO III partner) on July 31, 2003. These promissory notes have initial face value of US$109.1 million (equivalent to Rp.927,272 million) and a present value at a discount rate of 5.16% at the closing date of US$92.7 million (equivalent to Rp.788,322 million). The promissory notes are payable in 10 equal semi-annual installments beginning July 31, 2004.

As of December 31, 2006 and 2007, the outstanding promissory notes, before unamortized discount, amounted to US$54.5 million (equivalent to Rp.491,182 million) and US$32.7 million (equivalent to Rp.307,603 million), respectively.
b.	KSO IV transaction

The outstanding balance relating to KSO IV transaction arose from acquisition of KSO IV by the Company, based on amendment and restatement of KSO agreement entered into by the Company and MGTI on January 20, 2004. Based on the agreement, in consideration for the Company’s obtaining legal right to control the financial and operating decision of KSO IV, the Company has agreed to pay MGTI the total purchase price of approximately US$390.7 million (equivalent to Rp.3,285,362 million), which represents the present value of fixed monthly payments (totaling US$517.1 million), payable to MGTI beginning February 2004 through 2010 at a discount rate of 8.3%, plus the direct cost of the business combination.

As of December 31, 2006 and 2007, the remaining monthly payments to be made to MGTI, before unamortized discount, amounted to US$319.2 million (equivalent to Rp.2,874,128 million) and US$244.8 million (equivalent to Rp.2,300,449 million), respectively.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2006 AND 2007,
AND YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

25.	MINORITY INTEREST

	2006	2007
Minority interest in net assets of subsidiaries:
Telkomsel	8,074,595	9,166,099
Infomedia	110,912	137,719
Metra	1,573	944
GSD	7

Total	8,187,087	9,304,762

	2005	2006	2007
Minority interest in net income (loss) of subsidiaries:
Telkomsel	3,026,029	3,913,743	4,767,873
Infomedia	37,940	36,784	45,567
GSD	2	2	—
Metra	—	(2,428)	(2,628)

Total	3,063,971	3,948,101	4,810,812

26.	CAPITAL STOCK

	2006
	Number of	Percentage	Total
Description	shares	of ownership	paid-up capital
Series A Dwiwarna share
Government	1	—	—
Series B shares
Government	10,320,470,711	51.50	2,580,118
JPMCB US Resident (Norbax Inc.)	1,756,681,581	8.77	439,170
The Bank of New York	1,487,512,256	7.41	371,878
Commissioner (Note 1b):
Petrus Sartono	19,116	—	5
Directors (Note 1b):
Garuda Sugardo	16,524	—	4
Guntur Siregar	19,980	—	5
John Welly	4	—	—
Abdul Haris	1,000	—	—
Public (individually less than 5%)	6,476,901,607	32.32	1,619,226

Total	20,041,622,780	100.00	5,010,406
Treasury stock (Note 28)	118,376,500	—	29,594

Total	20,159,999,280	100.00	5,040,000

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2006 AND 2007,
AND YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

26.	CAPITAL STOCK (continued)

	2007
	Number of	Percentage	Total
Description	shares	of ownership	paid-up capital
Series A Dwiwarna share
Government	1	—	—
Series B shares
Government	10,320,470,711	51.82	2,580,118
JPMCB US Resident (Norbax Inc.)	1,691,164,849	8.49	422,791
The Bank of New York	1,733,904,616	8.71	433,476
Directors (Note 1b):
Ermady Dahlan	17,604	—	4
Indra Utoyo	5,508	—	1
Public (individually less than 5%)	6,169,695,491	30.98	1,542,425

Total	19,915,258,780	100.00	4,978,815
Treasury stock (Note 28)	244,740,500	—	61,185

Total	20,159,999,280	100.00	5,040,000

The Company only issued 1 Series A Dwiwarna Share which is held by the Government and cannot be transferred to any party, and has a veto in the General Meeting of the Stockholders with respect to election and removal of the Board of Commissioners and Directors and to amend the Company’s Articles of Association.

Series B shares give the same and equal rights to all the Series B stockholders.

27.	ADDITIONAL PAID-IN CAPITAL

	2006	2007
Proceeds from sale of 933,333,000 shares in excess of par value through IPO in 1995	1,446,666	1,446,666
Capitalization into 746,666,640 Series B shares in 1999	(373,333)	(373,333)

Total	1,073,333	1,073,333

28.	TREASURY STOCK
Based on the resolution on the EGM of Stockholders on December 21, 2005, the stockholders authorized the phase I plan to repurchase the Company’s issued and outstanding Series B shares. The proposals for a stock repurchase program are under the following terms and conditions: (i) maximum stock repurchase would be 5% of the Company’s issued Series B shares with total cost not to exceed Rp.5,250,000 million; and (ii) the period determined for the acquisition would not be longer than 18 months (December 21, 2005 to June 20, 2007).

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2006 AND 2007,
AND YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

28.	TREASURY STOCK (continued)
Based on the resolution on the AGM on Stockholders on June 29, 2007, the stockholders authorized the phase II plan to repurchase the Company’s issued and outstanding Series B shares. The proposals to undertake a stock repurchase programs, under the following terms and conditions: (i) maximum stock repurchase would be 215,000,000 of the Company’s issued Series B shares with total cost not to exceed Rp.2,000,000 million; and (ii) the period determined for the acquisition would not be longer than 18 months (June 29, 2007 to December 28, 2008).

As of December 31, 2006 and 2007, the Company has repurchased 118,376,500 and 244,740,500 shares, respectively, of the Company’s issued and outstanding Series B shares, representing 0.59% and 1.21%, respectively, for a total repurchased amount of Rp.952,211 million in 2006 and Rp.2,176,611 million in 2007 (including broker’s commissions and custodian fees).

The Company has planned to retain, sell or use the treasury stock for other purposes in accordance with Badan Pengawas Pasar Modal dan Lembaga Keuangan Indonesia (“BAPEPAM”) Regulation No. XI.B.2 and under Law No. 40/2007 on Limited Liability Companies.

The movement of shares held in treasury arising from the programs for repurchase of shares is as follows:

	2006		2007
	Number		Number
	of shares	Rp.	of shares	Rp.
Balance beginning	—	—	118,376,500	952,211
Number of shares acquired	118,376,500	952,211	126,364,000	1,224,400

Balance ending	118,376,500	952,211	244,740,500	2,176,611

Historical unit cost of repurchase of treasury shares:

	Rp.
	2006	2007
Weighted average	8,044	9,689
Minimum	6,633	8,868
Maximum	10,620	11,200
The acquisition cost per share has included all the cost for the shares repurchase programs (i.e. broker’s commissions and custodian fees). Up to the consolidated balance sheet date, none of the shares acquired were sold.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2006 AND 2007,
AND YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

29.	DIFFERENCE IN VALUE ARISING FROM RESTRUCTURING TRANSACTIONS AND OTHER TRANSACTIONS BETWEEN ENTITIES UNDER COMMON CONTROL
(i)	The balance of this account amounting to Rp.270,000 million arose from the early termination of the Company’s exclusive rights to provide local and domestic fixed line telecommunication services. As discussed in Note 1a, on December 15, 2005, the Company signed an Agreement on Implementation of Compensation for Termination of Exclusive Rights with the State MoCI — DGPT, which was amended on October 18, 2006. Pursuant to this agreement, the Government agreed to pay Rp.478,000 million, net of tax, to the Company over a five-year period where Rp.90,000 million shall be paid from the 2005 State budget, Rp.90,000 million from the 2006 State budget and the remaining Rp.298,000 million shall be paid gradually or in one lump-sum payment based on the State’s financial ability. In addition, the Company is required by the Government to use the funds received from this compensation for the development of telecommunications infrastructure.

As of December 31, 2006 and 2007, the Company has received an aggregate of Rp.180,000 million and Rp.270,000 million, respectively, in relation to the compensation for the early termination of exclusivity rights, being Rp.90,000 million each paid on December 30, 2005, December 28, 2006 and December 13, 2007, respectively. The Company recorded these amounts in “Difference in value arising from restructuring transactions and other transactions between entities under common control” in the Stockholders’ Equity section. These amounts are recorded as a component of Stockholders’ Equity because the Government is the majority and controlling stockholder of the Company. The Company will record the remaining amount of Rp.208,000 million when received.

As of December 31, 2006 and 2007, the development of the related infrastructures amounted to Rp.90,702 million and Rp.190,997 million, respectively.

(ii)	The balance of Rp.7,288,271 million reported in the consolidated statement of changes in stockholders’ equity for the year ended December 31, 2005 arose from series of transactions between the Company and Indosat to consolidate the cross-ownership in certain companies and the acquisition of Pramindo based on their CSPA dated April 3, 2001 and April 19, 2002, respectively. At the time of the transactions, the Government was the majority and controlling stockholder of both companies. On December 20, 2002, the Government sold its 41.94% ownership interest in Indosat and waived its special voting rights with respect to Series A Dwiwarna shares, thereby ceased to be the majority and controlling stockholder of Indosat, and consequently, the Company no longer considered Indosat to be a common control entity from that date. In compliance with the adoption of PSAK 38R and pursuant to a ruling issued by BAPEPAM regarding the initial application of PSAK 38R by public companies, the Company has charged the Rp.7,288,271 million to retained earnings as of January 1, 2005.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2006 AND 2007,
AND YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

30.	TELEPHONE REVENUES

	2005	2006	2007
Fixed lines
Local and SLJJ usage	7,223,137	7,130,861	7,022,997
Monthly subscription charges	3,289,750	3,491,497	3,700,570
Installation charges	197,266	170,205	123,722
Phone cards	10,943	4,036	1,074
Others	60,156	182,434	152,848

Total	10,781,252	10,979,033	11,001,211

Cellular
Air time charges	13,666,286	19,257,290	21,823,201
Monthly subscription charges	383,537	297,450	371,806
Connection fee charges	64,110	109,251	130,419
Features	457,025	958,656	312,639

Total	14,570,958	20,622,647	22,638,065

Total Telephone Revenues	25,352,210	31,601,680	33,639,276

31.	INTERCONNECTION REVENUES

	2005	2006	2007
Revenues	10,723,800	11,793,805	12,705,911
Expense	(2,981,716)	(3,112,344)	(3,054,604)

Total-Net	7,742,084	8,681,461	9,651,307

Based on the MoCI Regulation No. 08/Per/M.KOMINFO/02/2006, the implementation of cost-based interconnection tariff is applicable beginning January 1, 2007 (Note 49).

Refer to Note 45 for details of related party transactions.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2006 AND 2007,
AND YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

32.	REVENUES UNDER JOINT OPERATION SCHEMES (“KERJA SAMA OPERASI” or “KSO”)

	2005	2006	2007
MTR	268,629	207,516	—
Share in DKSOR	318,556	274,587	—
Amortization of unearned initial investor payments under KSO	1,462	7,311	—

Total	588,647	489,414	—

KSO revenues were shares of the Company’s revenues under joint operation agreements with the KSO partners. On October 19, 2006, the Company obtained the operational control over KSO VII (Notes 4 and 47).

33.	DATA AND INTERNET REVENUES

	2005	2006	2007
Short Messaging Services (SMS)	5,309,244	6,730,463	12,639,290
Internet	711,375	907,467	1,374,793
Data communication	610,367	1,122,285	443,161
Voice over Internet Protocol (“VoIP”)	292,750	278,057	198,358
e-Business	10,588	26,915	28,533

Total	6,934,324	9,065,187	14,684,135

34.	NETWORK REVENUES

	2005	2006	2007
Leased lines	347,105	424,633	473,458
Satellite transponder lease	239,531	294,105	233,916

Total	586,636	718,738	707,374

Refer to Note 45 for details of related party transactions.

35.	REVENUE-SHARING ARRANGEMENTS (“RSA”) REVENUES

	2005	2006	2007
RSA revenues	165,601	263,516	114,189
Amortization of unearned income (Note 12)	136,681	151,961	313,789

Total	302,282	415,477	427,978

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2006 AND 2007,
AND YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

36.	PERSONNEL EXPENSES

	2005	2006	2007
Salaries and related benefits	2,165,895	2,400,631	2,760,791
Vacation pay, incentives and other benefits	1,615,640	2,209,056	2,488,266
Employees’ income tax	856,451	889,083	1,511,160
Net periodic post-retirement health care benefits costs (Note 44)	488,586	604,748	723,195
Net periodic pension costs (Notes 42a)	532,331	438,383	859,531
Housing	113,673	168,416	219,683
Additional old saving allowance	—	—	123,320
Other post-retirement cost (Note 42b)	67,204	76,168	84,726
Medical	18,019	25,117	28,180
Other employees’ benefits (Note 42c)	5,954	14,341	13,568
Early retirements programs (Note 17)	486,374	1,461,150	—
Net LSA costs (Notes 43a,b)	134,674	139,672	(359,809)
Others	78,246	87,000	42,279

Total	6,563,047	8,513,765	8,494,890

37.	OPERATIONS, MAINTENANCE AND TELECOMMUNICATION SERVICES EXPENSES

	2005	2006	2007
Operations and maintenance	3,075,092	4,209,145	5,415,820
Radio frequency usage charges	548,186	722,600	1,138,522
Concession fees and Universal Service Obligation (“USO”) charges	709,190	881,757	1,026,277
Cost of phone, SIM and RUIM cards	582,351	579,334	582,065
Electricity, gas and water	372,526	417,349	481,659
Insurance	136,378	145,075	342,723
Leased lines	124,253	236,394	298,661
Vehicles rental and supporting facilities	217,217	246,184	236,274
Travelling	33,455	39,106	50,194
Call center	104,989	14,679	11,244
Others	12,704	4,105	7,157

Total	5,916,341	7,495,728	9,590,596

Refer to Note 45 for details of related party transactions.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2006 AND 2007,
AND YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
38.	GENERAL AND ADMINISTRATIVE EXPENSES

	2005	2006	2007
Amortization of goodwill and other intangible assets (Note 14)	918,153	944,403	1,049,477
Collection expenses	379,056	542,466	598,606
Provision for doubtful accounts and inventory obsolescence (Notes 6d and 7)	488,973	458,252	500,808
Travelling	171,657	229,670	254,126
General and social contribution	204,326	301,826	237,379
Security and screening	164,416	197,416	236,034
Training, education and recruitment	177,853	224,321	222,670
Professional fees	131,047	221,043	156,844
Vehicles rental	—	—	103,013
Meetings	40,311	63,953	88,915
Stationery and printing	50,190	51,864	79,929
Research and development	8,396	8,653	6,733
Others	29,573	27,560	33,132

Total	2,763,951	3,271,427	3,567,666

39.	TAXATION
a.	In 2007, Telkomsel recognized a claim for tax refund amounting to Rp.12.5 billion (Note 39g) as a result of its revision to the 2004 and 2005 tax returns and Rp.408 billion as a result of its objection to the 2007 tax assessment (Note 39f).

b.	Prepaid taxes

	2006	2007
Subsidiaries
Corporate income tax	—	38,504
Value Added Tax (“VAT”)	896	2,599
Income tax Article 23 — Services delivery	1,494	6,580

	2,390	47,683

c.	Taxes payable

	2006	2007
The Company
Income taxes
Article 21 — Individual income tax	80,626	103,962
Article 22 — Withholding tax on goods delivery and import	3,137	4,332
Article 23 — Withholding tax on services delivery	36,258	19,287
Article 25 — Installment of corporate income tax	128,291	107,832
Article 26 — Withholding tax on non-resident income tax	73,872	65,805
Article 29 — Underpayment of corporate income tax	602,159	508,889
VAT	275,657	254,826

	1,200,000	1,064,933

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2006 AND 2007,
AND YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
39.	TAXATION (continued)
c.	Taxes payable (continued)

	2006	2007
Subsidiaries
Income taxes
Article 4 — Final tax	7,829	4,716
Article 21 — Individual income tax	55,340	30,695
Article 22 — Withholding tax on goods delivery and import	639	—
Article 23 — Withholding tax on services delivery	75,577	26,930
Article 25 — Installment of corporate income tax	272,803	351,511
Article 26 — Withholding tax on non-resident income tax	34,115	82,527
Article 29 — Underpayment of corporate income tax	808,838	1,220,901
VAT	113,861	269,936

	1,369,002	1,987,216

	2,569,002	3,052,149

d.	The components of income tax expense (benefit) are as follows:

	2005	2006	2007
Current
The Company	2,034,248	2,536,459	1,799,709
Subsidiaries	3,685,396	4,560,743	5,434,165

	5,719,644	7,097,202	7,233,874

Deferred
The Company	(694,843)	(713,200)	225,287
Subsidiaries	159,086	655,925	468,662

	(535,757)	(57,275)	693,949

	5,183,887	7,039,927	7,927,823

e.	Corporate income tax is computed for each individual company as a separate legal entity (consolidated financial statements are not applicable for computing corporate income tax in Indonesia).

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2006 AND 2007,
AND YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
39.	TAXATION (continued)
e.	(continued)

The reconciliation between the consolidated income before tax and taxable income attributable to the Company and the consolidated income tax expense are as follows:

	2005	2006	2007
Consolidated income before tax	16,241,424	21,993,605	25,595,653
Add back consolidation eliminations	5,737,400	7,529,604	8,990,643

Consolidated income before tax and eliminations	21,978,824	29,523,209	34,586,296
Less: income before tax of the subsidiaries	(12,645,854)	(16,694,373)	(19,704,281)

Income before tax attributable to the Company	9,332,970	12,828,836	14,882,015
Less: income subject to final tax	(285,075)	(690,760)	(586,373)

	9,047,895	12,138,076	14,295,642

Tax calculated at progressive rates	2,714,351	3,641,405	4,288,675
Non-taxable income	(1,724,483)	(2,256,896)	(2,699,184)
Non-deductible expenses	315,041	321,880	361,222
Deferred tax assets originating from previously unrecognized temporary differences — net	(6,900)	—	—
Deferred tax assets that cannot be utilized — net	—	(3,071)	(8,193)

Corporate income tax expense	1,298,009	1,703,318	1,942,520
Final income tax expense	41,396	119,940	82,476

Total income tax expense of the Company	1,339,405	1,823,258	2,024,996
Income tax expense of the subsidiaries	3,844,482	5,216,669	5,902,827

Total consolidated income tax expense	5,183,887	7,039,927	7,927,823

The reconciliation between income before tax attributable to the Company and the estimated taxable income for the years ended December 31, 2005, 2006 and 2007, are as follows:

	2005	2006	2007
Income before tax attributable to the Company	9,332,970	12,828,836	14,882,015
Less: income subject to final tax	(285,075)	(690,760)	(586,373)

	9,047,895	12,138,076	14,295,642

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2006 AND 2007,
AND YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
39.	TAXATION (continued)
e.	(continued)

	2005	2006	2007
Temporary differences:
Amortization of intangible assets	896,883	923,867	1,002,763
Depreciation of property, plant and equipment	880,578	746,190	412,318
Allowance for doubtful accounts	308,193	265,385	342,288
Accrued employees’ benefits	67,792	27,105	336,455
Depreciation of property, plant and equipment under RSA	96,114	112,762	131,911
Capital leases	21,359	20,000	(19,777)
Foreign exchange loss (gain) on deferred consideration for business combinations	190,206	(273,555)	79,548
Allowance for inventory obsolescence	11,228	5,501	9,551
Amortization of land rights	(3,441)	(3,988)	(2,644)
Inventories written-off	(12,183)	(1,928)	(3,037)
Gain on sale of property, plant and equipment	(2,143)	(41,269)	(11,723)
Amortization of unearned income on RSA	(135,662)	(153,465)	(194,151)
Trade receivables written-off	(336,715)	(118,668)	(223,583)
Net periodic pension and other post-retirement benefits costs	(30,576)	(210,322)	47,184
LSA	(64,168)	28,930	(391,466)
Provision for impairment of property, plant and equipment	616,768	—	—
Payments of deferred consideration for business combinations	(405,302)	(484,276)	(877,202)
Accrued early retirement benefits	—	1,528,429	(1,528,429)
Loss on purchase commitments	79,359	—	—
Other provisions	114,854	(3,600)	111,729

Total temporary differences	2,293,144	2,367,098	(778,265)

Permanent differences:
Net periodic post-retirement health care benefits costs	483,045	596,108	714,736
Amortization of goodwill	21,270	8,858	—
Amortization of discounts on promissory notes	74,632	46,183	22,149
Tax penalties / (refund) net	59,850	(2,925)	(5,991)
Equity in net income of associates and subsidiaries	(5,748,277)	(7,522,986)	(8,997,280)
Gain on sale of investments	—	(10,397)	—
Others	411,339	435,104	473,178

Total permanent differences	(4,698,141)	(6,450,055)	(7,793,208)

Taxable income	6,642,898	8,055,119	5,724,169

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2006 AND 2007,
AND YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
39.	TAXATION (continued)
e.	(continued)

	2005	2006	2007
Corporate income tax expense	1,992,852	2,416,519	1,717,233
Final income tax expense	41,396	119,940	82,476

Total current income tax expense of the Company	2,034,248	2,536,459	1,799,709
Current income tax expense of the subsidiaries	3,685,396	4,560,743	5,434,165

Total current income tax expense	5,719,644	7,097,202	7,233,874

f.	Tax assessment
(i)	Company

In 2006, the Company received a tax assessment letter (“Surat Ketetapan Pajak Kurang Bayar” or “SKPKB”) from the Tax Office confirming an underpayment of its corporate income tax for fiscal year 2004 amounting to Rp.4,363 million. The underpayment was paid in August 2006.

(ii)	Telkomsel
a.	In 2006, Telkomsel was assessed for underpayments of withholding taxes and VAT (self assessed) including penalty, covering the fiscal year 2002 totaling Rp.129 billion and overpayment of corporate income tax of Rp.5 billion. The net underpayment of Rp.124 billion was settled through the use of the payment of income tax in 2003 of Rp.24 billion and a cash payment of Rp.100 billion. Of the Rp.100 billion cash payment, Telkomsel has filed an objection for Rp.99 billion. Of the net underpayment of Rp.105 billion, Rp.83 billion was charged to expense in 2006 with the remaining amount of Rp.22 billion recorded as part of its claims for tax refund. In 2007, part the Telkomsel’s objection covering fiscal year 2002 of Rp.185 million was accepted by the Tax Authorities through a cash refund of Rp.176 million and through netting off against the Telkomsel’s tax underpayments during the previous periods amounting to Rp.9 million. The remaining balance was rejected by the Tax Authorities. On October 2, 2007 Telkomsel filed an appeal with the Tax Court for rejection of withholding taxes Article 23 and 26 of Rp.21 billion. Conservatively, the amount was charged to the consolidated statements of income.

b.	In 2007, Telkomsel was assessed for underpayments of withholding taxes, VAT and corporate income tax including penalty covering the fiscal years 2004 and 2005 totaling Rp.478 billion. The underpayments were settled through netting off withholding tax paid in 2006 of Rp.25 billion and cash payments of Rp.453 billion. On January 3, 2008, Telkomsel filed an objection for underpayment of withholding taxes and VAT including a penalty totaling Rp.408 billion (Note 39a). Up to the issuance date of the consolidated financial statements, Telkomsel has not received the Tax Authorities’ decision on the objection. Telkomsel believes that such amount will be refundable, hence, recognized it as part of claim for tax refund. The Tax Authorities might raise similar issues for transactions occurred in subsequent fiscal years.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2006 AND 2007,
AND YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
39.	TAXATION (continued)
f.	Tax assessment (continued)
(ii)	Telkomsel (continued)
c.	Considering the uncertain result of Telkomsel’s filing for judicial review in the Indonesian Supreme Court for claim of Rp.27 billion covering fiscal year 2001, Telkomsel has conservatively charged the amount to the consolidated statements of income.
g.	Deferred tax assets and liabilities

The details of the Company and subsidiaries’ deferred tax assets and liabilities are as follows:

		(Charged)/
		credited to the
		consolidated
	December 31,	statements	Business	Prior year	December 31,
	2005	of income	acquisition	overpayment	2006
The Company
Deferred tax assets:
Allowance for doubtful accounts	205,396	57,925	—	—	263,321
Allowance for inventory obsolescence	13,652	447	—	—	14,099
Long-term investments	6,666	(6,666)	—	—	—
Accrued employees’ benefits	63,003	466,659	—	—	529,662
Accrued LSA	108,761	8,679	—	—	117,440
Net periodic pension and other post-retirement benefits costs	424,267	(62,428)	—	—	361,839
Capital leases	6,408	6,000	—	—	12,408
Deferred consideration for business combinations	945,403	(227,349)	531,278	—	1,249,332
Accrued expenses	58,265	(1,080)	—	—	57,185

Total deferred tax assets	1,831,821	242,187	531,278	—	2,605,286

Deferred tax liabilities:
Difference between book and tax property, plant and equipment’s net book value	(1,766,217)	205,534	(386,666)	—	(1,947,349)
Land rights	(2,604)	(1,196)	—	—	(3,800)
RSA	(37,176)	(10,485)	—	—	(47,661)
Intangible assets	(1,345,324)	277,160	(137,619)	—	(1,205,783)

Total deferred tax liabilities	(3,151,321)	471,013	(524,285)	—	(3,204,593)

Deferred tax liabilities of the Company — net	(1,319,500)	713,200	6,993	—	(599,307)
Deferred tax liabilities of the subsidiaries — net	(1,072,310)	(655,925)	—	(337,855)	(2,066,090)

Total deferred tax liabilities — net	(2,391,810)	57,275	6,993	(337,855)	(2,665,397)

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2006 AND 2007,
AND YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
39.	TAXATION (continued)
g.	Deferred tax assets and liabilities (continued)

		(Charged)/
		credited to the
		consolidated	Correction of
	December 31,	statements	prior year	December 31,
	2006	of income	overpayment	2007
The Company
Deferred tax assets:
Deferred consideration for business combinations	1,249,332	(239,297)	—	1,010,035
Allowance for doubtful accounts	263,321	43,008	—	306,329
Net periodic pension and other post-retirement benefits costs	361,839	14,155	—	375,994
Accrued expenses	57,185	19,501	—	76,686
Accrued for employees’ benefits	529,662	(357,591)	—	172,071
Accrued LSA	117,440	(117,440)	—	—
Capital leases	12,408	27,649	—	40,057
Allowance for inventory obsolescence	14,099	1,792	—	15,891

Total deferred tax assets	2,605,286	(608,223)	—	1,997,063

Deferred tax liabilities:
Difference between book and tax property, plant and equipment’s net book value	(1,947,349)	92,999	—	(1,854,350)
Land rights	(3,800)	(792)	—	(4,592)
RSA	(47,661)	(12,198)	—	(59,859)
Intangible assets	(1,205,783)	302,927	—	(902,856)

Total deferred tax liabilities	(3,204,593)	382,936	—	(2,821,657)

Deferred tax liabilities of the Company — net	(599,307)	(225,287)	—	(824,594)
Deferred tax liabilities of the subsidiaries — net	(2,066,090)	(468,662)	325,246	(2,209,506)

Total deferred tax liabilities — net	(2,665,397)	(693,949)	325,246	(3,034,100)

Realization of the deferred tax assets is dependent upon profitable operations. Although realization is not assured, the Company and its subsidiaries believe that it is probable that these deferred tax assets will be realized through reduction of future taxable income. The amount of deferred tax assets is considered realizable, however, could be reduced if actual future taxable income is lower than their estimates.

Telkomsel’s claims for overpayment of corporate income tax for fiscal years 2004 and 2005 due to recalculation of depreciation of property, plant and equipment in 2006 for tax purposes amounting to Rp.338 billion were rejected by the Tax Authorities, hence, it was reversed with a corresponding deduction to the deferred tax liability. The rejection of recalculation resulted to a recognition of overpayment of corporate income tax for 2006 of Rp.12.5 billion presented as part of claims for tax refund (Note 39a).

h.	Administration

Under the taxation laws of Indonesia, the Company and each subsidiary submit tax returns on the basis of self-assessment. The Tax Authorities may assess or amend taxes within the Statute of Limitations, under the prevailing regulations up to 2007.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2006 AND 2007,
AND YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
39.	TAXATION (continued)
h.	Administration (continued)

Based on a new tax Law No. 28/2007 concerning the General Provision and Procedure of Taxation effective as of January 1, 2008, the Director General of Tax (“DGT”) may assess or amend taxes within ten years of the time the tax becomes due, or until the end of 2013, whichever is earlier. There are new rules applicable to fiscal year 2008 and subsequent years stipulating that the DGT may assess or amend taxes within five years of the time the tax becomes due.

The Company has been audited by the Tax Office up to the fiscal year of 2004, excluding fiscal year 2003, Telkomsel up to fiscal year 2005 excluding fiscal year 2003, GSD up to fiscal year 2002, and Infomedia up to fiscal year 2003. Currently, Telkomsel is being audited by the Tax Office for the fiscal year 2006.
40.	BASIC EARNINGS PER SHARE

Basic earnings per share is computed by dividing net income by the weighted average number of shares outstanding during the year, totaling 20,159,999,280; 20,114,511,886 and 19,961,721,772 in 2005, 2006 and 2007, respectively.

The Company does not have potentially dilutive ordinary shares.
41.	CASH DIVIDENDS AND GENERAL RESERVE

Pursuant to the AGM of Stockholders as stated in notarial deed No. 36 dated June 24, 2005 of A. Partomuan Pohan, S.H., LLM., the stockholders approved the distribution of cash dividends for 2004 amounting to Rp.3,064,604 million or Rp.152.01 per share (of which Rp.143,377 million or Rp.7.11 per share was distributed as interim cash dividends in December 2004) and the appropriation of Rp.122,584 million for general reserves.

Pursuant to the AGM of Stockholders as stated in notarial deed No. 68 dated June 30, 2006 of A. Partomuan Pohan, S.H., LLM., the stockholders approved the distribution of cash dividends for 2005 amounting to Rp.4,400,090 million or minimum of Rp.218.86 per share.

Pursuant to the AGM of Stockholders as stated in notarial deed No. 58 dated June 29, 2007 of A. Partomuan Pohan, S.H., LLM., the stockholders approved the distribution of cash dividends for 2006 amounting to Rp.6,053,067 million or Rp.303.21 per share (of which Rp.971,017 million or Rp.48.41 per share was distributed as interim cash dividend in December 2006) and the appropriation of Rp.4,897,482 million for general reserves.

On November 6, 2007 the Company decided to distribute the 2007 interim cash dividends of Rp.965,398 million or Rp.48.45 per share to the Company’s stockholders.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2006 AND 2007,
AND YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
42.	PENSION AND OTHER POST-RETIREMENT BENEFITS
a.	Pension
1.	The Company
The Company sponsors a defined benefit pension plan and a defined contribution pension plan.

The defined benefit pension plan is provided to employees hired with permanent status prior to July 1, 2002. The pension benefits are paid based on the participating employees’ latest basic salary at retirement and the number of years of their service. The plan is managed by Telkom Pension Fund (“Dana Pensiun Telkom” or “Dapen”). The participating employees contribute 18% (before March 2003: 8.4%) of their basic salaries to the plan. The Company’s contributions to the pension fund for the years ended December 31, 2005, 2006 and 2007 amounted to Rp.698,526 million, Rp.693,497 million and Rp.700,161 million, respectively.

The defined contribution pension plan is provided to employees hired with permanent status on or after July 1, 2002. The plan is managed by financial institutions pension fund (“DPLK”). The Company’s contribution to DPLK is determined based on certain percentage of the participants’ salaries and amounted to Rp.971 million, Rp.1,858 million and Rp.2,196 million for the years ended December 31, 2005, 2006 and 2007, respectively.

The following table presents the change in projected benefits obligation, change in plan assets, funded status of the plan and net amount recognized in the Company’s consolidated balance sheets as of December 31, 2005, 2006 and 2007, for its defined benefit pension plan:

	2005	2006	2007
Change in projected benefits obligation
Projected benefits obligation at beginning of year	7,315,182	7,140,100	8,121,381
Service costs	138,117	187,960	441,174
Interest costs	789,830	768,586	976,920
Plan participants’ contributions	41,371	43,918	43,396
Actuarial gains (losses)	(874,573)	286,733	794,376
Expected benefits paid	(269,827)	(305,916)	(348,018)
Benefits changed	—	—	698,583

Projected benefits obligation at end of year	7,140,100	8,121,381	10,727,812

Change in plan assets
Fair value of plan assets at beginning of year	4,884,523	5,429,954	7,210,748
Expected return on plan assets	533,333	677,602	788,583
Employer’s contributions	698,526	693,497	700,161
Plan participants’ contributions	41,371	43,918	43,396
Actuarial gains (losses)	(457,972)	671,693	639,522
Expected benefits paid	(269,827)	(305,916)	(348,018)

Fair value of plan assets at end of year	5,429,954	7,210,748	9,034,392

Funded status	(1,710,146)	(910,633)	(1,693,420)
Unrecognized prior service costs	1,190,024	1,051,002	1,719,040
Unrecognized net actuarial gain	(762,899)	(1,143,369)	(1,079,717)

Accrued pension benefit cost	(1,283,021)	(1,003,000)	(1,054,097)

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2006 AND 2007,
AND YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
42.	PENSION AND OTHER POST-RETIREMENT BENEFITS (continued)
a.	Pension (continued)
1.	The Company (continued)

In 2007, the Company provides pension benefit based on uniformulation for both participants prior to and from April 20, 1992 effective for employees retiring beginning February 1, 2009. The change in benefit had increased the Company’s liabilities by Rp.698,583 million, which is amortized over 9.9 years until 2016.

The actual return on plan assets was Rp.155,754 million, Rp.1,300,632 million and Rp.1,602,954 million for the years ended December 31, 2005, 2006 and 2007, respectively.

The movement of the accrued pension benefits costs during the years ended December 31, 2005, 2006 and 2007, is as follows:

	2005	2006	2007
Accrued pension benefits costs at beginning of year	1,447,911	1,283,021	1,003,000
Net periodic pension cost less amounts charged to KSO Units	514,976	397,317	796,442
Amounts charged to KSO Units under contractual agreements	18,660	16,159	—
Employer’s contributions	(698,526)	(693,497)	(745,345)

Accrued pension benefits costs at end of year	1,283,021	1,003,000	1,054,097

As of December 31, 2006 and 2007, plan assets consisted mainly of Indonesian Government bonds and corporate bonds. As of December 31, 2007, plan assets included Series B shares issued by the Company with fair value totaling Rp.296,876 million represents 3.29% of total assets of Dapen as of December 31, 2007 (December 31, 2006: included bonds and Series B shares issued by the Company with fair value totaling Rp.217,531 million and Rp.238,495 million, respectively).

The actuarial valuation for the defined benefit pension plan and the other post-retirement benefits (Note 42b) was performed based on the measurement date as of December 31, 2005, 2006 and 2007, with reports dated February 27, 2006, April 24, 2007 and March 31, 2008, respectively, by PT Watson Wyatt Purbajaga (“WWP”), an independent actuary in association with Watson Wyatt Worldwide (“WWW”). The principal actuarial assumptions used by the independent actuary as of December 31, 2005, 2006 and 2007, are as follows:

	2005	2006	2007
Discount rate	11%	10.5%	10.25%
Expected long-term return on plan assets	10.5%	10.5%	10%
Rate of compensation increases	8.8%	8%	8%

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2006 AND 2007,
AND YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

42.	PENSION AND OTHER POST-RETIREMENT BENEFITS (continued)
a.	Pension (continued)
1.	The Company (continued)

The components of net periodic pension costs are as follows:

	2005	2006	2007
Service costs	138,117	187,960	441,174
Interest costs	789,830	768,586	976,920
Expected return on plan assets	(533,333)	(677,602)	(788,583)
Amortization of prior service costs	139,022	139,022	191,358
Recognized actuarial gain	—	(4,490)	(24,427)

Net periodic pension costs	533,636	413,476	796,442
Amount charged to KSO Units under contractual agreements	(18,660)	(16,159)	—

Total net periodic pension costs less amounts charged to KSO Units (Note 36)	514,976	397,317	796,442

2.	Telkomsel

Telkomsel provides a defined benefit pension plan to its employees. Under this plan, employees are entitled to pension benefits based on their latest basic salary or take-home pay and the number of years of their service. PT Asuransi Jiwasraya (“Jiwasraya”), a state-owned life insurance company, manages the plan under an annuity insurance contract. Until 2004, the employees contributed 5% of their monthly salaries to the plan and Telkomsel contributed any remaining amount required to fund the plan. Starting 2005, the entire contributions are fully made by Telkomsel.

Telkomsel’s contributions to Jiwasraya amounted to Rp.14,928 million, Rp.29,731 million and Rp.31,404 million for 2005, 2006 and 2007, respectively.

The following table reconciles the unfunded status of the plans with the amounts included in the consolidated balance sheets as of December 31, 2005, 2006 and 2007:

	2005	2006	2007
Projected benefits obligation	(147,103)	(230,172)	(291,349)
Fair value of plan assets	20,971	29,904	107,480

Unfunded status	(126,132)	(200,268)	(183,869)
Unrecognized items in the consolidated balance sheet:
Unrecognized prior service costs	1,213	1,098	983
Unrecognized net actuarial losses	103,391	166,676	118,816

Accrued pension benefits costs	(21,528)	(32,494)	(64,070)

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2006 AND 2007,
AND YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

42.	PENSION AND OTHER POST-RETIREMENT BENEFITS (continued)
a.	Pension (continued)
2.	Telkomsel (continued)

The components of the net periodic pension costs are as follows:

	2005	2006	2007
Service costs	10,072	21,321	32,553
Interest costs	6,650	16,169	24,153
Expected return on plan assets	(832)	(2,124)	(2,232)
Amortization of past service costs	115	115	115
Recognized actuarial losses	1,320	5,216	8,391

Net periodic pension costs (Note 36)	17,325	40,697	62,980

The net periodic pension cost for the pension plan was calculated based on the measurement date as of December 31, 2005, 2006 and 2007, with reports dated January 13, 2006, February 16, 2007 and March 25, 2008, respectively, by WWP, an independent actuary in association with WWW. The principal actuarial assumptions used by the independent actuary based on the measurement date as of December 31, 2005, 2006 and 2007 for each of the year, are as follows:

	2005	2006	2007
Discount rate	11%	10.5%	10.5%
Expected long-term return on plan assets	7.5%	7.5%	10.5%
Rate of compensation increases	8%	8%	8%
3.	Infomedia

Infomedia provides a defined benefit pension plan to its employees. The reconciliation of the funded status of the plan with the net amount recognized in the consolidated balance sheets as of December 31, 2005, 2006 and 2007, are as follows:

	2005	2006	2007
Projected benefits obligation	(5,225)	(6,188)	(5,688)
Fair value of plan assets	5,865	6,291	6,086

Funded status	640	103	398

Prepaid pension benefits costs	640	103	398

The net periodic pension costs of Infomedia amounted to Rp.30 million, Rp.369 million and Rp.109 million for the years ended December 31, 2005, 2006 and 2007, respectively (Note 36).

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2006 AND 2007,
AND YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

42.	PENSION AND OTHER POST-RETIREMENT BENEFITS (continued)
b.	Other post-retirement benefits

The Company provides other post-retirement benefits in the form of cash paid to employees on their retirement or termination. These benefits consist of last housing allowance (“Biaya Fasilitas Perumahan Terakhir” or “BFPT”) and home passage leave (“Biaya Perjalanan Pensiun dan Purnabhakti” or “BPP”). In 2005 and 2006, these benefits presented as part of LSA.

The movement of the other post-retirement benefits for the years ended December 31, 2005, 2006 and 2007, are as follows:

	2005	2006	2007
Accrued other post-retirement benefits costs at beginning of year	131,899	133,432	131,317
Other post-retirement benefits costs	67,204	76,168	84,726
Amounts charged to KSO Units under contractual agreements	—	10,321	—
Other post-retirement benefits paid	(65,671)	(21,325)	(20,982)

Accrued other post-retirement benefits costs at end of year	133,432	198,596	195,061

Benefits to be paid for early retirement program (Note 17)	—	(67,279)	—

Accrued other post-retirement benefits costs at end of year after early retirement benefits	133,432	131,317	195,061

The components of the net periodic other post-retirement benefits costs for the years ended December 31, 2005, 2006 and 2007, are as follows:

	2005	2006	2007
Service costs	17,556	21,775	22,774
Interest costs	34,485	42,807	43,968
Amortization of past service costs	6,826	6,826	6,826
Recognized actuarial losses	8,337	15,081	11,158

Net periodic other post-retirement benefits costs	67,204	86,489	84,726

Amounts charged to KSO Units under contractual agreements	—	(10,321)	—

Total net periodic other post-retirement benefits costs less amounts charged to KSO Units (Note 36)	67,204	76,168	84,726

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2006 AND 2007,
AND YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

42.	PENSION AND OTHER POST-RETIREMENT BENEFITS (continued)
c.	Obligation under Labor Law

Under Law No. 13/2003 concerning labor regulation, the Company and its subsidiaries are required to provide a minimum pension benefits, if not covered yet by the sponsored pension plans, to their employees upon retirement age. The total related obligation recognized as of December 31, 2006 and 2007 amounted to Rp.35,128 million and Rp.41,315 million, respectively. The related employees’ benefits cost charged to expense amounted to Rp.5,954 million, Rp.14,341 million and Rp.13,568 million for the years ended December 31, 2005, 2006 and 2007, respectively (Note 36).

43.	LONG SERVICE AWARDS (“LSA”)
a.	The Company

The Company provides certain cash awards to its employees based on length of service requirements. The benefits are either paid at the time the employees reach the anniversary dates during employment, or at the time of termination.

The movements of the accrued LSA for the years ended December 31, 2005, 2006 and 2007, are as follows:

	2005	2006	2007
Accrued LSA at beginning of year	294,806	362,537	391,467
LSA costs and LSA termination (see below) (Note 36)	125,246	74,573	(391,467)
LSA paid	(57,515)	(45,643)	—

Accrued LSA at end of year	362,537	391,467	—

In 2007, in relation to the termination of LSA, the Company recorded an actuarial gain of Rp.391,467 million, resulting from LSA obligation as of December 31, 2006.

The actuarial valuation for the LSA was performed based on the measurement date as of December 31, 2005 and 2006 with reports dated February 27, 2006 and April 24, 2007, respectively, by WWP, an independent actuary in association with WWW. The principal actuarial assumptions used by the independent actuary as of December 31, 2005 and 2006, are as follows:

	2005	2006
Discount rate	11%	10.5%
Rate of compensation increase	8%	8%

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2006 AND 2007,
AND YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
43.	LSA (continued)
b.	Telkomsel

Telkomsel provides certain cash awards to its employees based on the employees’ length of service requirements. The benefits are either paid at the time the employees reach the anniversary dates during employment, or at the time of termination.

The obligation with respect to these awards was determined based on the actuarial valuation using the Projected Unit Credit method, and amounted to Rp.73,541 million and Rp.74,520 million as of December 31, 2006 and 2007, respectively. The related benefits cost charged to expense amounted to Rp.9,428 million, Rp.65,099 million and Rp.31,658 million for the years ended December 31, 2005, 2006 and 2007, respectively (Note 36).
44.	POST-RETIREMENT HEALTH CARE BENEFITS

The Company provides a post-retirement health care plan to all of its employees hired before November 1, 1995 who have worked for the Company for 20 years or more when they retire, and to their eligible dependents. The requirement of working for over 20 or more years does not apply to employees who retired prior to June 3, 1995. The employees hired by the Company starting from November 1, 1995 no longer be entitled to this plan. The plan is managed by Yayasan Kesehatan Pegawai Telkom.

The following table presents the change in the projected benefits obligation, change in plan assets, funded status of the plan and net amount recognized in the Company’s consolidated balance sheets as of December 31, 2005, 2006 and 2007:

	2005	2006	2007
Change in projected benefits obligation
Projected benefits obligation at beginning of year	4,681,005	5,574,489	6,985,343
Service costs	87,636	107,513	115,392
Interest costs	507,994	605,573	735,427
Actuarial losses	423,606	836,334	1,273,013
Expected post-retirement health care paid	(125,752)	(138,566)	(183,563)

Projected benefits obligation at end of year	5,574,489	6,985,343	8,925,612

Change in plan assets
Fair value of plan assets at beginning of year	1,138,768	1,493,897	2,253,261
Expected return on plan assets	103,498	145,264	237,937
Employer’s contributions	435,899	714,854	900,000
Actuarial gains (losses)	(58,516)	37,812	168,537
Expected post-retirement health care paid	(125,752)	(138,566)	(183,563)

Fair value of plan assets at end of year	1,493,897	2,253,261	3,376,172

Funded status	(4,080,592)	(4,732,082)	(5,549,440)
Unrecognized net actuarial losses	1,032,571	1,786,354	2,780,517

Accrued post-retirement health care benefits costs	(3,048,021)	(2,945,728)	(2,768,923)

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2006 AND 2007,
AND YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
44.	POST-RETIREMENT HEALTH CARE BENEFITS (continued)

The actual return on plan assets was Rp.45,209 million, Rp.144,659 million and Rp.256,309 million for the years ended December 31, 2005, 2006 and 2007, respectively.

The components of net periodic post-retirement health care benefits cost are as follows:

	2005	2006	2007
Service costs	87,636	107,513	115,392
Interest costs	507,994	605,573	735,427
Expected return on plan assets	(103,498)	(145,264)	(237,937)
Recognized actuarial losses	8,081	44,738	110,313

Net periodic post-retirement benefits costs	500,213	612,560	723,195
Amounts charged to KSO Units under contractual agreements	(11,627)	(7,812)	—

Total net periodic post-retirement health care benefits costs less amounts charged to KSO Units (Note 36)	488,586	604,748	723,195

As of December 31, 2006, plan assets included the Company’s shares and Notes with total fair value of Rp.191,248 million. As of December 31, 2007, plan assets included the Company’s Series B shares with total fair value of Rp.50,876 million.

The movements of the accrued post-retirement health care benefits costs for the years ended December 31, 2005, 2006 and 2007, are as follows:

	2005	2006	2007
Accrued post-retirement health care benefits costs at beginning of year	2,983,707	3,048,021	2,945,728
Net periodic post-retirement health care benefits costs less amounts charged to KSO Units (Note 36)	488,586	604,748	723,195
Amounts charged to KSO Units under contractual agreements	11,627	7,812	—
Employer’s contributions	(435,899)	(714,853)	(900,000)

Accrued post-retirement health care benefits costs at end of year	3,048,021	2,945,728	2,768,923

The actuarial valuation for the post-retirement health care benefits was performed based on the measurement date as of December 31, 2005, 2006 and 2007, with reports dated February 27, 2006, April 24, 2007 and March 31, 2008, respectively, by WWP, an independent actuary in association with WWW. The principal actuarial assumptions used by the independent actuary as of December 31, 2005, 2006 and 2007, are as follows:

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2006 AND 2007,
AND YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
44.	POST-RETIREMENT HEALTH CARE BENEFITS (continued)

	2005	2006	2007
Discount rate	11%	10.5%	10.25%
Expected long-term return on plan assets	8%	8.5%	9%
Health care costs trend rate assumed for next year	9%	12%	14%
Ultimate health care costs trend rate	9%	8%	8%
Year that the rate reaches the ultimate trend rate	2006	2011	2011
A 1% change in assumed future health care costs trend rates would have the following effects:

	2005	2006	2007
Service costs and interest costs	872,159	1,011,620	1,257,360
Accumulated post-retirement health care benefits obligation	6,718,434	8,327,481	10,569,613
45.	RELATED PARTY TRANSACTIONS

In the normal course of business, the Company and its subsidiaries entered into transactions with related parties. It is the Company’s policy that the pricing of these transactions be the same as those of arms-length transactions.

The following are significant agreements/transactions with related parties:
a.	Government
i.	The Company obtained two-step loans from the Government, the Company’s majority stockholder (Note 21).

Interest expense for two-step loans amounted to Rp.324,652 million, Rp.366,679 million and Rp.288,646 million for the years ended December 31, 2005, 2006 and 2007, respectively. Interest expense for two-step loans represent 27.6%, 28.5% and 20.10% of the total interest expense for each year.

ii.	The Company and its subsidiaries pay concession fees for telecommunications services provided and radio frequency usage charges to the Ministry of Communications and Information (formerly Ministry of Tourism, Post and Telecommunications) of the Republic of Indonesia.

Concession fees amounted to Rp.558,485 million, Rp.497,928 million and Rp.587,770 million for the years ended December 31, 2005, 2006 and 2007, respectively (Note 37), representing 2.3%, 1.7% and 1.8%, respectively, of the total operating expenses for each year. Radio frequency usage charges amounted to Rp.548,186 million, Rp.722,600 million and Rp.1,138,522 million for the years ended December 31, 2005, 2006 and 2007, respectively (Note 37), representing 2.2%, 2.4% and 3.5%, respectively, of the total operating expenses for each year.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2006 AND 2007,
AND YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
45.	RELATED PARTY TRANSACTIONS (continued)
a.	Government (continued)
ii.	(continued)

Telkomsel paid an upfront fee for the 3G license amounting to Rp.436,000 million and recognized as intangible asset (Note 14).

iii.	Starting 2005, the Company and its subsidiaries pay USO charges to the Ministry of Communications and Information of the Republic of Indonesia pursuant to MoCI Regulation No.15/Per/M.KOMINFO/9/2005 of September 30, 2005.

USO charges amounted to Rp.307,705 million, Rp.383,829 million and Rp.438,507 million for the years ended December 31, 2005, 2006 and 2007, respectively (Note 37), representing 1.2%, 1.3% and 1.3%, respectively, of the total operating expenses for each year.
b.	Commissioners and Directors remuneration
i.	The Company and its subsidiaries provide honorarium and facilities to support the operational duties of their Board of Commissioners. The total of such benefits amounted to Rp.19,707 million, Rp.23,173 million and Rp.31,373 million in 2005, 2006 and 2007, respectively, representing 0.1% of total operating expenses for each year.

ii.	The Company and its subsidiaries provide salaries and facilities to support the operational duties of their Board of Directors. The total of such benefits amounted to Rp.52,147 million, Rp.71,526 million and Rp.100,818 million in 2005, 2006 and 2007, respectively, representing 0.2%, 0.2% and 0.3%, total operating expenses for each year.
c.	Indosat

The Company considers Indosat as a related party because the Government can exert significant influence over the financial and operating policies of Indosat by virtue of its right to appoint one Director and one Commissioner of Indosat.

The Company has an agreement with Indosat for the provision of international telecommunications services to the public.

The principal matters covered by the agreement are as follows:
i.	The Company provides a local network for customers to make or receive international calls. Indosat provides the international network for the customers, except for certain border towns, as determined by the Director General of Post and Telecommunications of the Republic of Indonesia. The international telecommunications services include telephone, telex, telegram, Package Switched Data Network (PSDN), television, teleprinter, Alternate Voice/Data Telecommunications (AVD), hotline and teleconferencing.

ii.	The Company and Indosat are responsible for their respective telecommunications facilities.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2006 AND 2007,
AND YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
45.	RELATED PARTY TRANSACTIONS (continued)
c.	Indosat (continued)
iii.	Customer billing and collection, except for leased lines and public phones located at the international gateways, are handled by the Company.

iv.	The Company receives compensation for the services provided in the first item above, based on the interconnection tariff determined by the MoC.
The Company has also entered into an interconnection agreement between the Company’s fixed line network (Public Switched Telephone Network or “PSTN”) and Indosat’s cellular network in connection with implementation of Indosat Multimedia Mobile services and the settlement of the related interconnection rights and obligations.

The Company also has an agreement with Indosat for the interconnection of Indosat’s GSM mobile cellular telecommunications network with the Company’s PSTN, enabling each party’s customers to make domestic calls between Indosat’s GSM mobile network and the Company’s fixed line network and allowing Indosat’s mobile customers to access the Company’s IDD service by dialing “007”.

The Company has been handling customer billings and collections for Indosat. Indosat is gradually taking over the activities and performing its own direct billing and collection. The Company receives compensation from Indosat computed at 1% of the collections made by the Company beginning January 1, 1995, plus the billing process expenses which are fixed at a certain amount per record.

On December 28, 2006, the Company and Indosat signed amendments to the interconnection agreements for the fixed line networks (local, SLJJ and international) and mobile network for the implementation of the cost-based tariff obligations under the MoCI Regulations No. 8/2006 (Note 49). These amendments took effect on January 1, 2007.

Telkomsel also entered into an agreement with Indosat for the provision of international telecommunications services to its GSM mobile cellular customers. The principal matters covered by the agreement are as follows:
i.	Telkomsel’s GSM mobile cellular telecommunications network is interconnected with PT Indosat’s international gateway exchanges to facilitate outgoing and incoming international calls.

ii.	Telkomsel’s and Indosat’s GSM mobile cellular telecommunications networks are interconnected to allow cross-network communications among their subscribers.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2006 AND 2007,
AND YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
45.	RELATED PARTY TRANSACTIONS (continued)
c.	Indosat (continued)
iii.	In exchange for these interconnections, Indosat is entitled to a certain amount as compensation.

iv.	Interconnection equipment installed by one of the parties in another party’s premises remain the property of the party installing such equipment. Expenses incurred in connection with the provision of equipment, installation and maintenance are borne by Telkomsel.
The Company and its subsidiaries were charged net interconnection charges from Indosat of Rp.52,798 million, Rp.168,295 million and Rp.280,018 million for the years ended December 31, 2005, 2006 and 2007, respectively, representing 0.1%, 0.3% and 0.5% of the total operating revenues for each year.

Telkomsel also has an agreement with Indosat on the usage of Indosat’s telecommunications facilities. The agreement, which was made in 1997 and is valid for eleven years, is subject to change based on annual review and mutual agreement by both parties. The charges for the usage of the facilities amounted to Rp.19,066 million, Rp.17,669 million and Rp.24,708 million for the years ended December 31, 2005, 2006, and 2007, respectively, representing 0.1% of the total operating expenses for each year.

Other agreements between Telkomsel and Indosat are as follows:
i.	Agreement on Construction and Maintenance for Jakarta-Surabaya Cable System (“J-S Cable System”)

On October 10, 1996, Telkomsel, Lintasarta, Satelindo and Indosat (the “Parties”) entered into an agreement on the construction and maintenance of the J-S Cable System. The Parties have formed a management committee which consists of a chairman and one representative from each of the Parties to direct the construction and operation of the cable system. The construction of the cable system was completed in 1998. In accordance with the agreement, Telkomsel shared 19.325% of the total construction costs. Operating and maintenance costs are shared based on agreed formula.

Telkomsel’s share in operating and maintenance costs amounted to Rp.1,187 million, Rp.380 million, and Rp.379 million for the years ended December 31, 2005, 2006 and 2007, respectively.

ii.	Indefeasible Right of Use Agreement (“IRU”)

On September 21, 2000, Telkomsel entered into agreement with Indosat on the use of SEA-ME-WE 3 and tail link in Jakarta and Medan. In accordance with the agreement, Telkomsel was granted an IRU for certain capacity of the link starting from September 21, 2000 until September 20, 2015 for an upfront payment of US$2.7 million. In addition to the upfront payment, Telkomsel is also charged annual operating and maintenance costs amounting to US$0.1 million.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2006 AND 2007,
AND YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
45.	RELATED PARTY TRANSACTIONS (continued)
c.	Indosat (continued)

In 1994, the Company transferred to Satelindo the right to use a parcel of Company-owned land located in Jakarta which had been previously leased to Telekomindo. Based on the transfer agreement, Satelindo is given the right to use the land for 30 years and can apply for the right to build properties thereon. The ownership of the land is retained by the Company. Satelindo agreed to pay Rp.43,023 million to the Company for the 30 years right. Satelindo paid Rp.17,210 million in 1994 while the remaining balance Rp.25,813 million was not paid because the Utilization Right (“Hak Pengelolaan Lahan” or “HPL”) on the land could not be delivered as provided in the transfer agreement. In 2000, the Company and Satelindo agreed on an alternative solution resulting in the payment being treated as a lease expense up to 2006. In 2001, Satelindo paid an additional amount of Rp.59,860 million as lease expense up to 2024. As of December 31, 2006 and 2007, the prepaid portion is shown in the consolidated balance sheets as “Advances from customers and suppliers”.

The Company provides leased lines to Indosat and its subsidiaries, namely Indosat Mega Media and Lintasarta. The leased lines can be used by these companies for telephone, telegraph, data, telex, facsimile or other telecommunication services. Revenues earned from these transactions amounted to Rp.126,425 million, Rp.164,900 million and Rp.162,283 million for the years ended December 31, 2005, 2006 and 2007, respectively, representing 0.3% of the total operating revenues for each year.

Lintasarta utilizes the Company’s satellite transponders or frequency channels. Revenues earned from these transactions amounted to Rp.8,125 million, Rp.6,987 million and Rp.12,572 million for the years ended December 31, 2005, 2006 and 2007, respectively, representing less than 0.1% of total operating revenues for each year.

Telkomsel has an agreement with Lintasarta (valid until October 31, 2010) and PT Artajasa Pembayaran Elektronis (“Artajasa”) (valid until May 2008) (a 39.8% owned subsidiary of Indosat) for the usage of data communication network system. The charges from Lintasarta and Artajasa for the services amounted to Rp.23,109 million, Rp.44,208 million and Rp.31,710 million for the years ended December 31, 2005, 2006 and 2007, respectively, representing 0.1% of the total operating expenses for each year.
d.	Others

Transactions with all BUMN are considered as related parties transactions:
(i)	The Company provides telecommunication services to substantially all Government Agencies in Indonesia which transactions are treated as that of third parties customers.

(ii)	The Company has entered into agreements with Government Agencies and associated companies, namely CSM, Patrakom and KSO VII (in 2005 and for the period from January - September 2006), for the utilization of the Company’s satellite transponders or frequency channels. Revenues earned from these transactions amounted to Rp.66,804 million, Rp.87,275 million and Rp.106,969 million for the years ended December 31, 2005, 2006 and 2007, respectively, representing 0.2% of the total operating revenues for each year.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2006 AND 2007,
AND YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
45.	RELATED PARTY TRANSACTIONS (continued)
d.	Others (continued)
(iii)	The Company provides leased lines to associated companies, namely CSM, Patrakom and PSN. The leased lines can be used by the associated companies for telephone, telegraph, data, telex, facsimile or other telecommunications services. Revenues earned from these transactions amounted to Rp.30,678 million, Rp.44,368 million and Rp.51,076 million for the years ended December 31, 2005, 2006 and 2007, respectively, representing 0.1% of the total operating revenues for each year.

(iv)	The Company purchases property and equipment including construction and installation services from a number of related parties. These related parties include, among others, PT Industri Telekomunikasi Indonesia (“INTI”) and Kopegtel. Purchases made from these related parties amounted to Rp.337,648 million, Rp.153,541 million and Rp.574,340 million in 2005, 2006 and 2007, respectively, representing 2.5%, 0.9% and 3.8% of the total fixed assets purchased in each year.

(v)	INTI is also a major contractor and supplier of equipment, including construction and installation services of Telkomsel. Purchases from INTI in 2005, 2006 and 2007 amounted to Rp.67,555 million, Rp.90,519 million and Rp.113,738 million, respectively, representing 0.5%, 0.5% and 0.8% of the total fixed assets purchased in each year.

(vi)	Telkomsel has an agreement with PSN for the lease of PSN’s transmission link. Based on the agreement, which was made on March 14, 2001, the minimum lease period is 2 years since the operation of the transmission link and is extendable subject to agreement by both parties. The agreement was extended until March 13, 2011. The lease charges amounted to Rp.95,206 million, Rp.131,414 million and Rp.141,040 million for the years ended December 31, 2005, 2006 and 2007, respectively, representing 0.4% of the total operating expenses for each year.

(vii)	The Company and its subsidiaries insured their property, plant and equipment against property losses, inventories and employees’ social security from Jasindo, PT Asuransi Tenaga Kerja and Jiwasraya, state-owned insurance companies. Insurance premiums amounted to Rp.58,338 million, Rp.105,463 million and Rp.301,519 million for the years ended December 31, 2005, 2006 and 2007, respectively, representing 0.2%, 0.4% and 0.9% the total operating expenses for each year.

(viii)	The Company and its subsidiaries maintain current accounts and time deposits in several state-owned banks. In addition, some of these banks are appointed as collecting agents for the Company. Total placements in the form of current accounts, time deposits and mutual funds in state-owned banks amounted to Rp.5,737,676 million and Rp.6,704,464 million as of December 31, 2006 and 2007, respectively, representing 7.6% and 8.2%, respectively, of the total assets. Interest income recognized for the years ended December 31, 2005, 2006 and 2007 amounted to Rp.123,951 million, Rp.405,176 million and Rp.272,442 million, representing 36%, 62% and 53%, respectively, of total interest income for each year.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2006 AND 2007,
AND YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
45.	RELATED PARTY TRANSACTIONS (continued)
d.	Others (continued)
(ix)	The Company’s subsidiaries obtained loans from state-owned banks. Interest expense on these loans for the years ended December 31, 2005, 2006 and 2007 amounted to Rp.5,055 million, Rp.86,270 million and Rp.157,008 million, respectively, representing 0.4%, 6.7% and 10.9%, respectively, of the total interest expense for each year.

(x)	The Company leases buildings, purchases materials and construction services, and utilizes maintenance and cleaning services of Dapen and PT Sandhy Putra Makmur (“SPM”), a subsidiary of Yayasan Sandikara Putra Telkom — a foundation managed by Dharma Wanita Telkom. Total charges from these transactions amounted to Rp.39,146 million, Rp.79,599 million and Rp.139,389 million for the years ended December 31, 2005, 2006 and 2007, respectively, representing 0.2%, 0.3% and 0.4%, respectively, of the total operating expenses for each year.

(xi)	The Company and its subsidiaries earned interconnection revenues from PSN, with a total of Rp.1,072 million, Rp.9,715 million and Rp.1,422 million for the years ended December 31, 2005, 2006 and 2007, respectively, representing less than 0.01%, 0.02% and less than 0.01% of the total operating revenues for each year.

(xii)	In addition to revenues earned under the KSO Agreement (Note 47), the Company also recognized income from building rental, repairs and maintenance services and training services provided to the KSO Units, amounted to Rp.26,769 million, Rp.14,549 million and Rp.nil for the years ended December 31, 2005, 2006 and 2007, respectively, representing less than 0.1% of the total operating revenues for each year.

(xiii)	The Company has RSA with Kopegtel. Kopegtel’s share in revenues from these arrangements amounted to Rp.31,909 million, Rp.28,913 million and Rp.23,667 million in 2005, 2006 and 2007, respectively, representing 0.1%, 0.1%, and 0.04%, respectively, of the total operating revenues for each year.

(xiv)	Telkomsel has operating lease agreements with Patrakom and CSM for the use of their transmission link for 3 years, subject to extension. Lease charges amounted to Rp.123,857 million, Rp.192,146 million and Rp.194,557 million for the years ended December 31, 2005, 2006 and 2007, respectively, representing 0.5%, 0.6%, and 0.6%, respectively, of the total operating expenses for each year.

(xv)	Koperasi Pegawai Telkomsel (“Kisel”) is a cooperative that was established by Telkomsel’s employees to engage in car rental services, printing and distribution of customer bills, collection and other services principally for the benefit of Telkomsel. For these services, Kisel charged Telkomsel Rp.78,714 million, Rp.322,851 million and Rp.453,149 million for the years ended December 31, 2005, 2006 and 2007, respectively. Telkomsel also has dealership agreements with Kisel for distribution of SIM cards and pulse reload vouchers. Total SIM cards and pulse reload vouchers which were sold to Kisel amounted to Rp.1,158,559 million, Rp.1,568,701 million and Rp.1,786,697 million in 2005, 2006 and 2007, respectively.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2006 AND 2007,
AND YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

45.	RELATED PARTY TRANSACTIONS (continued)
d.	Others (continued)
(xvi)	Infomedia provides electronic media and call center services to KSO VII (in 2005 and for the period January — September 2006) based on an agreement dated March 4, 2003. Revenues earned from these transactions for the years ended December 31, 2005, 2006 and 2007 amounted to Rp.9,221 million, Rp.6,874 million and Rp.nil, respectively, representing 0.02%, 0.01% and nil%, respectively, of total operating revenues for each year.

(xvii)	The Company has seconded a number of its employees to related parties to assist them in operating their businesses. In addition, the Company provides to certain of its related parties, the right to use its buildings free of charge.

(xviii)	Telkomsel has procurement agreements with Gratika, a subsidiary of Dapen, for installation and maintenance of equipment. Total procurement for installations of equipment amounted to Rp.127,661 million, Rp.102,982 million and Rp.256,083 million in 2005, 2006 and 2007, respectively; and for maintenance of equipment amounted to Rp.36,486 million, Rp.45,442 million and Rp.52,612 million in 2005, 2006, 2007, respectively.
Presented below are balances of accounts with related parties:

		2006		2007
			% to		% to
		Amount	total assets	Amount	total assets
a.	Cash and cash equivalents (Note 5)	5,554,384	7.39	6,374,515	7.77

b.	Temporary investments	84,492	0.11	159,504	0.19

c.	Trade receivables — net (Note 6)	520,689	0.69	449,085	0.55

d.	Other receivables
	State-owned banks (interest)	19,242	0.03	23,047	0.03
	Kopegtel	—	—	3,826	0.00
	Patrakom	2,769	0.00	2,769	0.00
	Government Agencies	716	0.00	2,089	0.00
	Other	364	0.00	479	0.00

	Total	23,091	0.03	32,210	0.03

e.	Prepaid expenses (Note 8)	451,845	0.60	742,721	0.91

f.	Restricted time deposits (Note 9)	6,822	0.01	78,720	0.10

g.	Advances and other non-current assets (Note 13)
	Bank Mandiri	91,862	0.12	91,607	0.11
	Peruri	813	0.00	813	0.00

	Total	92,675	0.12	92,420	0.11

h.	Escrow accounts (Note 15)	116	0.00	118	0.00

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2006 AND 2007,
AND YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
45.	RELATED PARTY TRANSACTIONS (continued)

		2006		2007
			% to total		% to total
		Amount	liabilities	Amount	liabilities
i.	Trade payables (Note 16)
	Government Agencies	828,771	2.13	664,550	1.70
	Kopegtel	103,758	0.27	165,556	0.42
	INTI	37,820	0.10	60,958	0.16
	SPM	8,374	0.02	16,801	0.04
	Gratika	15,861	0.04	8,440	0.02
	PSN	62	0.00	4,626	0.01
	Indosat	71,417	0.18	—	0.00
	Others	50,433	0.13	21,981	0.05

	Total	1,116,496	2.87	942,912	2.40

j.	Accrued expenses (Note 17)
	Government Agencies and state-owned banks	93,101	0.24	74,657	0.19
	Employees	2,239,243	5.76	1,115,383	2.86
	Jasindo	—	—	93	0.00

	Total	2,332,344	6.00	1,190,133	3.05

k.	Short-term bank loans (Note 19)
	Bank Mandiri	233,333	0.60	100,000	0.26
	BNI	200,000	0.51	333,334	0.85

	Total	433,333	1.11	433,334	1.11

l.	Two-step loans (Note 21)	4,476,613	11.51	4,174,424	10.70

m.	Accrued LSA (Note 43)	465,008	1.20	74,520	0.19

n.	Accrued post-retirement health care benefits (Note 44)	2,945,728	7.58	2,768,923	7.10

o.	Long-term bank loans (Note 23)
	Bank Mandiri	950,000	2.44	2,020,000	5.18
	BNI	300,000	0.77	1,330,000	3.41
	BRI	—	—	1,820,000	4.67

	Total	1,250,000	3.21	5,170,000	13.26

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2006 AND 2007,
AND YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

46.	SEGMENT INFORMATION
The Company and its subsidiaries have three main business segments operating in Indonesia namely: fixed wireline, fixed wireless and cellular. The fixed wireline segment provides local, SLJJ and international telephone services, and other telecommunications services (including among others, leased lines, telex, transponder, satellite and VSAT) as well as ancillary services. The fixed wireless segment provides CDMA-based telecommunication services which offers customers the ability to use a wireless handset with limited mobility (within a local code area). The cellular segment provides basic telecommunication services, particularly mobile cellular telecommunication services. Operating segments that do not individually represent more than 10% of the Company’s revenues are presented as “Others”, comprising of telephone directories and building management businesses.

Segment revenues and expenses include transactions between business segments and are accounted for at prices that management believes represent market prices.

	2005
	Fixed	Fixed			Total before		Total
	wireline	wireless	Cellular	Others	elimination	Elimination	consolidated
Segment results
External operating revenues	19,637,386	1,449,725	20,384,856	335,217	41,807,184	—	41,807,184
Inter-segment operating revenues	305,382	(167,935)	691,188	70,475	899,110	(899,110)	—

Total segment revenues	19,942,768	1,281,790	21,076,044	405,692	42,706,294	(899,110)	41,807,184

External operating expenses	(14,248,276)	(2,174,656)	(7,898,651)	(314,851)	(24,636,434)	—	(24,636,434)
Inter-segment operating expenses	(130,543)	—	(876,345)	(13,333)	(1,020,221)	1,020,221	—

Segment expenses	(14,378,819)	(2,174,656)	(8,774,996)	(328,184)	(25,656,655)	1,020,221	(24,636,434)

Segment results	5,563,949	(892,866)	12,301,048	77,508	17,049,639	121,111	17,170,750

Interest expense							(1,177,268)
Interest income							344,686
Loss on foreign exchange — net							(516,807)
Other income — net							409,184
Income tax expense							(5,183,887)
Equity in net income of associated companies							10,879

Income before minority interest							11,057,537
Unallocated minority interest							(3,063,971)

Net income							7,993,566

Other information
Segment assets	33,980,509	3,617,374	25,444,587	455,644	63,498,114	(2,260,681)	61,237,433
Investments in associates	92,110	—	9,290	—	101,400	—	101,400
Unallocated corporate assets							832,211

Total consolidated assets							62,171,044

Segment liabilities	(2,890,445)	(459,284)	(2,547,874)	(111,620)	(6,009,223)	886,435	(5,122,788)
Unallocated corporate liabilities							(27,450,662)

Total consolidated liabilities							(32,573,450)

Capital expenditures	(2,037,866)	(1,388,876)	(10,085,755)	(40,460)	(13,552,957)	—	(13,552,957)

Depreciation and amortization	(4,006,246)	(537,284)	(3,046,632)	(23,322)	(7,613,484)	11,919	(7,601,565)

Write-down of assets and loss on procurement commitments	—	(696,127)	—	—	(696,127)	—	(696,127)

Amortization of goodwill and other intangible assets	(896,883)	—	—	(21,270)	(918,153)	—	(918,153)

Other non-cash expenses	(292,357)	(21,582)	(171,192)	(4,783)	(489,914)	—	(489,914)

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2006 AND 2007,
AND YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

46.	SEGMENT INFORMATION (continued)

	2006
	Fixed	Fixed			Total before		Total
	wireline	wireless	Cellular	Others	elimination	Elimination	consolidated
Segment results
External operating revenues	20,137,847	2,806,204	28,205,052	144,905	51,294,008	—	51,294,008
Inter-segment operating revenues	514,589	(253,397)	863,268	333,849	1,458,309	(1,458,309)	—

Total segment revenues	20,652,436	2,552,807	29,068,320	478,754	52,752,317	(1,458,309)	51,294,008

External operating expenses	(16,042,283)	(1,815,803)	(11,468,167)	(374,514)	(29,700,767)	—	(29,700,767)
Inter-segment expenses	(215,262)	—	(1,371,359)	(9,749)	(1,596,370)	1,596,370	—

Segment expenses	(16,257,545)	(1,815,803)	(12,839,526)	(384,263)	(31,297,137)	1,596,370	(29,700,767)

Segment results	4,394,891	737,004	16,228,794	94,491	21,455,180	138,061	21,593,241

Interest expense							(1,286,354)
Interest income							654,984
Gain on foreign exchange — net							836,328
Other income — net							202,025
Income tax expense							(7,039,927)
Equity in net loss of associated companies							(6,619)

Income before minority interest							14,953,678
Unallocated minority interest							(3,948,101)

Net income							11,005,577

Other information
Segment assets	33,406,552	5,856,074	37,280,255	575,823	77,118,704	(2,072,156)	75,046,548
Investments in associates	79,907	—	9,290	—	89,197	—	89,197

Total consolidated assets							75,135,745

Total consolidated liabilities	(26,270,257)	(1,714,144)	(12,688,285)	(284,995)	(40,957,681)	2,077,712	(38,879,969)

Capital expenditures	(1,822,867)	(338,795)	(14,838,596)	(90,769)	(17,091,027)	—	(17,091,027)

Depreciation and amortization	(4,290,872)	(452,766)	(4,427,771)	(34,536)	(9,205,945)	9,916	(9,196,029)

Amortization of goodwill and other intangible assets	(932,724)	—	(11,679)	—	(944,403)	—	(944,403)

Other non-cash expenses	(325,055)	—	(127,521)	(5,676)	(458,252)	—	(458,252)

	2007
	Fixed	Fixed			Total before		Total
	wireline	wireless	Cellular	Others	elimination	Elimination	consolidated
Segment results
External operating revenues	20,246,203	3,221,196	35,574,651	397,961	59,440,011	—	59,440,011
Inter-segment operating revenues	942,202	(74,741)	1,042,402	264,845	2,174,708	(2,174,708)	—

Total segment revenues	21,188,405	3,146,455	36,617,053	662,806	61,614,719	(2,174,708)	59,440,011

External operating expenses	(15,862,111)	(1,628,329)	(14,891,627)	(585,236)	(32,967,303)	—	(32,967,303)
Inter-segment operating expenses	(391,658)	—	(1,904,806)	(25,202)	(2,321,666)	2,321,666	—

Segment expenses	(16,253,769)	(1,628,329)	(16,796,433)	(610,438)	(35,288,969)	2,321,666	(32,967,303)

Segment results	4,934,636	1,518,126	19,820,620	52,368	26,325,750	146,958	26,472,708

Interest expense							(1,436,165)
Interest income							518,663
Loss on foreign exchange — net							(294,774)
Other income — net							328,584
Income tax expense							(7,927,823)
Equity in net income of associated companies							6,637

Income before minority interest							17,667,830
Unallocated minority interest							(4,810,812)

Net income							12,857,018

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2006 AND 2007,
AND YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
46.	SEGMENT INFORMATION (continued)

	2007
	Fixed	Fixed			Total before		Total
	wireline	wireless	Cellular	Others	elimination	Elimination	consolidated
Other information
Segment assets	31,817,778	6,915,758	44,931,330	662,712	84,327,578	(2,382,808)	81,944,770
Investments in associates	93,630	—	20,360	—	113,990	—	113,990

Total consolidated assets							82,058,760

Total consolidated liabilities	(20,318,601)	(1,992,729)	(18,760,084)	(316,813)	(41,388,227)	2,382,808	(39,005,419)
Minority Interest	34,718	—	—	(9,361)	25,357	(9,330,119)	(9,304,762)
Capital expenditures	(2,552,912)	(691,613)	(12,132,235)	(87,442)	(15,464,202)	—	(15,464,202)

Depreciation and amortization	(3,468,359)	(343,328)	(5,725,334)	(51,032)	(9,588,053)	22,661	(9,565,392)

Amortization of goodwill and other intangible assets	(1,002,763)	—	(46,714)	—	(1,049,477)	—	(1,049,477)

Other non-cash expenses	(397,261)	—	(101,732)	(1,815)	(500,808)	—	(500,808)

47.	JOINT OPERATION SCHEMES (“KERJA SAMA OPERASI” OR “KSO”)

In 1995, the Company and five investors (Pramindo, TII, MGTI, Dayamitra and BSI) entered into agreements for KSO and KSO construction agreements for the provision of telecommunication facilities and services for the Sixth Five-Year Development Plan (“Repelita VI”) of the Republic of Indonesia. The five investors undertook the development and operation of the basic fixed telecommunications facilities and services in five of the Company’s seven Divre.

Following the Indonesian economics crisis that began in mid-1997, certain KSO partners experienced difficulties in fulfilling their commitment under the KSO agreements. As remedial measures instituted by both the Company and the KSO partners did not fully remedy this situation, the Company acquired and currently controls the related KSO through acquisition of its KSO partners or the businesses. Accordingly, the revenue-sharing percentage in those KSO is no longer relevant as the financial statements of the acquired KSO partners and the related KSO are consolidated into the Company’s consolidated financial statements since the date of acquisition (Notes 4 and 24).
48.	REVENUE-SHARING ARRANGEMENTS (“RSA”)

The Company has entered into agreements with several investors under RSA to develop fixed lines, public card-phone booths (including their maintenance), data and internet network and related supporting telecommunications facilities.

As of December 31, 2007, the Company has 55 RSA with 45 investors. The RSA are located mainly in Pekanbaru, Jakarta, East Java, Kalimantan, Makassar, Pare-pare, Manado, Denpasar, Mataram and Kupang, with concession periods ranging from 24 to 176 months.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2006 AND 2007,
AND YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
48.	RSA (continued)

Under the RSA, the investors finance the costs incurred in developing the telecommunications facilities. Upon completion of the construction, the Company manages and operates the facilities and bears the cost of repairs and maintenance during the revenue-sharing periods. The investors legally retain the rights to the property, plant and equipment constructed by them during the RSA periods. At the end of each the RSA period, the investors transfer the ownership of the facilities to the Company at a nominal price.

Generally, the revenues earned from the customers in the form of line installation charges are allocated in full to the investors. The revenues from outgoing telephone pulses and monthly subscription charges are shared between the investors and the Company based on certain agreed ratio.

The net book value of the property, plant and equipment under RSA which have been transferred to property, plant and equipment of the Company amounted to Rp.14,662 million and Rp.141,218 million as of December 31, 2006 and 2007, respectively (Note 12).

The investors’ share of revenues amounted to Rp.513,528 million, Rp.413,263 million and Rp.423,880 million in 2005, 2006 and 2007, respectively.
49.	TELECOMMUNICATIONS SERVICES TARIFFS

Under Law No. 36/1999 and Government Regulation No. 52/2000, tariffs for the use of telecommunications network and telecommunication services are determined by providers based on the tariffs category, structure and with respect to fixed line telecommunications services, at price cap formula set by the Government.
a.	Fixed line telephone tariffs

Fixed line telephone tariffs are imposed for network access and usage. Access charges consist of a one-time installation charge and a monthly subscription charge. Usage charges are measured in pulses or minutes and classified as either local or SLJJ. The tariffs depend on call distance, call duration, time of call, day of the week and holidays.

Tariffs for fixed line telephone are regulated under the MoC Decree No. KM.12/2002 dated January 29, 2002 concerning the addendum of the decree of MTPT No. 79 /1995, concerning the Method for Basic Tariff Adjustment on Domestic Fixed Line Telecommunication Services. Furthermore, the MoC issued Letter No. PK 304/1/3 PHB-2002 dated January 29, 2002 concerning increase in tariffs for fixed line telecommunications services. According to the Letter, tariffs for fixed line domestic calls would increase by 45.49% over three years. The average increase in 2002 was 15%. This increase was effective on February 1, 2002. The implementation of the planned increase in the tariff in 2003, however, was postponed by the MoC through Letter No. PR.304/1/1/PHB-2003 dated January 16, 2003.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2006 AND 2007,
AND YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
49.	TELECOMMUNICATIONS SERVICES TARIFFS (continued)
a.	Fixed line telephone tariffs (continued)

Based on the Announcement No. PM.2/2004 of the MoC dated March 30, 2004, the Company adjusted the tariffs effective April 1, 2004 as follows:
•	Local charges increased by an average of 28%

•	SLJJ charges decreased by an average of 10%

•	Monthly subscription charges increased by an average of 12% to 25%, depending on customer’s segment.

The Government has issued initial tariff formula and adjustment tariff which are stipulated in the MoCI Decree No. 09/Per/M.KOMINFO/02/2006 concerning Procedure for Initial Tariff Establishment and Tariff Change for Basic Telephone Service Through Fixed Line Network dated February 8, 2006, replacing the MoC Decree No. KM. 12 dated January 29, 2002 of the MTPT as stated above.
b.	Mobile cellular telephone tariffs

Tariffs for cellular providers are set on the basis of the MTPT Decree No. KM.27/PR.301/MPPT-98 dated February 23, 1998. Under the regulation, the cellular tariffs consist of activation fees, monthly charges and usage charges.

The maximum tariff for the activation fee is Rp.200,000 per new subscriber number and Rp.65,000 for monthly charge. Usage charges consist of the following:
(i).	Airtime

The maximum basic airtime tariff charged to the originating cellular subscriber is Rp.325/minute. Charges to the originating cellular subscriber are calculated as follows:

1.	Cellular to cellular	:	2 times airtime rate
2.	Cellular to PSTN	:	1 time airtime rate
3.	PSTN to cellular	:	1 time airtime rate
4.	Card phone to cellular	:	1 time airtime rate plus 41% surcharge
(ii).	Usage tariffs
1.	The local usage tariffs are charged to cellular subscriber who makes a call to the PSTN. For the use of network, the tariffs per minute are computed at 50% of the prevailing local PSTN tariffs.

2.	The long-distance usage tariffs between two different service areas charged to cellular subscriber are the same as the prevailing tariffs for SLJJ applied to PSTN subscribers.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2006 AND 2007,
AND YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
49.	TELECOMMUNICATIONS SERVICES TARIFFS (continued)
b.	Mobile cellular telephone tariffs (continued)
(ii).	Usage tariffs (continued)

Based on Decree No. KM. 79/1998 of the MoC, the maximum tariff for prepaid customers may not exceed 140% of the peak time tariffs for post-paid subscribers.

Based on Announcement No. PM.2/2004 of the MoC dated March 30, 2004, Telkomsel adjusted its tariffs by eliminating the tariff subsidy from long-distance calls, resulting to a 9% tariff increase.

Under Decree No. 12/Per/M.KOMINFO/02/2006 dated February 28, 2006 of the MoCI the cellular tariffs consist of the following:
•	Connection fee

•	Monthly charges

•	Usage charges

•	Additional facilities fee
The tariffs are determined based on certain formula with a “floor price”. For usage charges, the floor price should be the originating fee plus termination fee (total interconnection fee) while for connection fee and monthly charges, the floor price depends on the cost structure of each cellular provider.

The implementation of the new tariff for a dominant operator has to be approved by the Government. A dominant operator is an operator that has operating revenues equal to or more than 25% of total Industry revenue for a certain segment.
c.	Interconnection tariffs
The Government establishes the percentage of tariffs to be received by each operator in respect of calls that transit to multiple networks. The Telecommunications Law and Government Regulation No. 52/2000 provides for the implementation of a new policy to replace the current revenue-sharing policy. Under the new policy, the operator of the network on which calls terminate would determine the interconnection charge to be received by it based on a formula to be mandated by the Government, which would be intended to have the effect of requiring that operators charge for calls based on the costs of carrying such calls. The MoC issued Decree No. 32/2004, dated March 11, 2004 stated that cost-based interconnection fees shall be applicable beginning January 1, 2005, of which subsequently postponed until January 1, 2007 based on the MoCI Regulation No. 08/Per/M.KOMINFO/02/2006 dated February 8, 2006. On December 28, 2006, the Company and all network operators signed amendments to their interconnection agreements for fixed line networks (local, SLJJ and international) and mobile network for the implementation of the cost-based tariff obligations under the MoCI Regulations No. 08/Per/M.KOMINFO/02/2006. These amendments took effect on January 1, 2007.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2006 AND 2007,
AND YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
49.	TELECOMMUNICATIONS SERVICES TARIFFS (continued)
c.	Interconnection tariffs (continued)
(i).	Interconnection with fixed line network

The Government’s National Fundamental Technical Plan set forth in Decree No. KM.4/2001, as amended by Decree No. KM.28/2004, sets out the technical requirements, routing plans and numbering plans for interconnection of the networks of various telecommunications operators among themselves and with the Company’s fixed line network. Under the National Fundamental Technical Plan, all operators are permitted to interconnect with the Company’s fixed line network for access thereto and to other networks, such as international gateways and the networks of other cellular operators. In addition, cellular operators may interconnect directly with other networks without connecting to the Company’s fixed line network. Currently, the fees for interconnection are set forth in Decree No. KU.506/1997, Decree No. KM.46/1998, Decree No. KM.37/1999 and Decree No. KM.30/2000.

Fixed line Interconnection with Indosat. Currently, the fixed line interconnection between the Company and Indosat is generally based on their agreement signed in 2005. Pursuant to the agreement between the Company and Indosat, for interconnection of local and SLJJ calls, the operator of the network on which the calls terminate receives an agreed amount per minute.

Other Fixed Wireline Interconnection. Since September 1, 1998, the Company has been receiving a share of the tariffs from Batam Bintan Telekomunikasi (“BBT”), which is a local operator with a special coverage area on Batam Island, for each successful call that transits or terminates on the Company’s fixed line network. Under the interconnection agreement, for local interconnection calls, revenues are shared on a “sender keeps all” basis. For local calls originating on BBT’s network terminating on a cellular network and vice versa which transit through the Company’s fixed line network, the Company receives an agreed percentage of the prevailing tariff for local calls. For interconnection of SLJJ calls, the operator of the network on which the calls terminate or transit receives an agreed percentage of the prevailing long-distance tariff. In addition, BBT is to receive a certain fixed amount for each minute of incoming and outgoing international calls, from and to BBT that transit through the Company’s fixed line network and use the Company’s IDD service and 50% of the prevailing interconnection tariff for incoming and outgoing international calls that transit through the Company’s fixed line network and use Indosat’s IDD service.

Other Fixed Wireless Interconnection. Fixed wireless networks may interconnect with the Company’s fixed line network at the Company’s gateway. At present, other than the Company and Indosat, PT Bakrie Telecom (“BT”) also operates a fixed wireless network in Indonesia. The fixed wireless interconnection between the Company and BT is currently based on the most recent interconnection agreement signed in 2005. Pursuant to the agreement, for interconnection of local calls, the operator of the network on which the calls terminate receives an agreed amount per minute. For local calls originating on BT’s network terminating on a cellular network and vice versa which transit through the Company’s fixed line network, the Company receives an agreed percentage of the prevailing tariff for local calls. For SLJJ calls that originate on the Company’s fixed line network and terminate on BT’s network, BT receives an agreed amount per minute.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2006 AND 2007,
AND YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
49.	TELECOMMUNICATIONS SERVICES TARIFFS (continued)
c.	Interconnection tariffs (continued)
(i).	Interconnection with fixed line network (continued)

In the reverse situation and for transit long-distance calls through the Company’s fixed line network, the Company receives an agreed percentage of the prevailing long-distance tariff. In addition, BT is to receive a certain fixed amount for each minute of incoming and outgoing international calls to and from BT that transit through the Company’s fixed line network and use the Company’s IDD service and 25% of prevailing interconnection tariff of incoming and outgoing international calls that transit through the Company’s fixed line network and use Indosat’s IDD service.
(ii).	Cellular interconnection

In respect of local interconnection calls, including transit calls, between a cellular network and the Company’s fixed line network, the Company receives 50% of the prevailing fixed-line usage tariff for local pulse. For local calls from the Company’s fixed line network to a cellular network, the Company charges its subscribers the applicable local call tariff plus an airtime charge, and pays the cellular operator the airtime charge. For local calls between cellular telecommunications networks, the originating cellular operator pays the terminating cellular operator the airtime charges.

The current Interconnection Decree, effective April 1, 1998, assumes that it is possible for long-distance calls to be carried by more than one network. Pursuant to the Interconnection Decree, for long-distance calls which originate on the Company’s fixed line network, the Company is entitled to retain a portion of the prevailing long-distance tariff, which ranges from 40% of the tariff in cases where the entire long-distance portion is carried by a cellular operator up to 85% of the tariff in cases where the entire long-distance portion is carried by the Company’s fixed line network. For long-distance calls that originate from a cellular subscriber, the Company and its subsidiaries are entitled to retain a portion of the prevailing long-distance tariff, which ranges from 25% of the tariff in cases where the call originates from a cellular subscriber, transits the Company’s fixed line network and terminates on another cellular subscriber with the entire long-distance portion carried by a cellular operator, up to 85% of the tariff in cases where the entire long-distance portion is carried by the Company’s fixed line network and terminates on the Company’s fixed line network.

(iii).	International interconnection

Interconnection on the Company’s domestic fixed line network for international calls consists of access charges and usage charges. The following table sets forth the current international interconnection tariff, effective as of December 1, 1998, for IDD calls which are routed through Indosat’s international gateways and which originate, transit or terminate on the Company’s domestic fixed line network and Telkomsel’s cellular network, pursuant to Ministerial Decree No. KM.37/1999:

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2006 AND 2007,
AND YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
49.	TELECOMMUNICATIONS SERVICES TARIFFS (continued)
c.	Interconnection tariffs (continued)
(iii).	International interconnection

Description	Tariff
Access charge	Rp850 / successful call
Usage charge	Rp550 / successful paid minute
In addition, since June 2004, the Company has provided IDD services. Currently, the Company’s IDD service can be accessed by subscribers of all telecommunication operators in Indonesia. Interconnection and access charges for originating calls using the Company’s IDD service or terminating incoming international calls routed through the Company’s international voice telecommunications gateway are negotiated with each respective domestic operator.
(iv).	Satellite phone interconnection

Since the fourth quarter of 2001, the Company has been receiving a share of revenues arising from interconnection transactions with PSN, a national satellite operator. Under the agreement, in respect of the interconnection calls between the Company and PSN, the Company receives Rp.800 per minute for network charges and an additional Rp.300 per minute origination fee if the call originates from the Company’s fixed line network.
Based on Indonesian Telecommunications Regulatory Body (“Badan Regulasi Telekomunikasi Indonesia” or “BRTI”) Letters No. 273/BRTI/XII/2006 dated December 6, 2006 about Reference Interconnection Offer (“RIO”) of the Company and No. 297/BRTI/XII/2006 dated December 21, 2006 about Implementation of Cost Based Interconnection, the Director General of Posts and Telecommunications, as Head of BRTI, affirmed the implementation of RIO of the Company as approved in Director General of Posts and Telecommunications Decree No. 279/DIRJEN/2006 dated August 4, 2006.

The implementation of the Company’s interconnection tariff starting January 1, 2007 based on Director General of Post and Telecommunications Decree No. 279/DIRJEN/2006 dated August 4, 2006, shall be as follows:
(a)	Fixed line
1.	Local termination from fixed line (local call) service tariff is Rp.73/minute.

2.	Local termination from fixed line (long distance call) service tariff is Rp.174/minute.

3.	Long distance termination from fixed line service tariff is Rp.569/minute.

4.	Local termination from cellular mobile network service tariff is Rp.152/minute.

5.	Long distance termination from cellular mobile network service tariff is Rp.850/minute.

6.	Domestic termination from satellite mobile network service tariff is Rp.564/minute.

7.	Domestic termination from international network service tariff is Rp.549/minute.

8.	International origination from international network service tariff is Rp.549/minute.

9.	Local transit service tariff is Rp.92/minute.

10.	Long distance transit service tariff is Rp.336/minute.

11.	International transit service tariff is Rp.355/minute.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2006 AND 2007,
AND YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
49.	TELECOMMUNICATIONS SERVICES TARIFFS (continued)
c.	Interconnection tariffs (continued)
(b)	Cellular
1.	Local termination from fixed line service tariff is Rp.361/minute.

2.	Long distance termination from fixed line service tariff is Rp.471/minute.

3.	Local termination from cellular mobile network service tariff is Rp.449/minute.

4.	Long distance termination from cellular mobile network service tariff is Rp.622/minute.

5.	Local termination from satellite mobile network service tariff is Rp.574/minute.

6.	Long distance termination from satellite mobile network service tariff is Rp.851/minute.

7.	Local termination from SLJJ service provider tariff is Rp.361/minute.

8.	Long distance termination from SLJJ service provider tariff is Rp.471/minute.

9.	International termination from IDD service provider tariff is Rp.510/minute.

10.	Local origination to SLJJ service provider tariff is Rp.361/minute.

11.	Long distance origination to SLJJ service provider tariff is Rp.471/minute.

12.	International origination to IDD service provider tariff is Rp.510/minute.
d.	VoIP interconnection tariff

Previously, the MoC Decree No. KM.23/2002 provided that access charges and network lease charges for the provision of VoIP services were to be agreed between network operators and VoIP operators. On March 11, 2004, the MoC issued Decree No. 31/2004, which stated that interconnection charges for VoIP are to be fixed by the MoC. Currently, the MoCI has not yet determined what the new VoIP interconnection charges will be. Until such time as the new charges are fixed, the Company will continue to receive connection fees for calls that originate or terminate on the Company’s fixed line network at agreed fixed amount per minute.
e.	Network lease tariff

The Government regulated the form, type, and tariff structure and tariff formula for services of network lease through MoCI Decree No. 03/Per/M.KOMINFO/1/2007 dated January 26, 2007 (Note 53f).
f.	Public phone kiosk (“warung telekomunikasi” or “wartel”) tariff

The MoC issued Decree No. KM. 46/2002 dated August 7, 2002 regarding the operation of phone kiosks as replaced by the MoCI Regulation No. PM.05/Per/M.KOMINFO/I/2006 dated January 30, 2006, which provided the Company the entitlement to retain a maximum of 70% of the phone kiosk basic tariffs for domestic calls and up to 92% of phone kiosk basic tariffs for international calls. It also provides that the airtime from the cellular operators shall generate at a minimum 10% of the kiosk phones’ revenues.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2006 AND 2007,
AND YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
49.	TELECOMMUNICATIONS SERVICES TARIFFS (continued)
g.	Tariff for other services

The tariffs for satellite rental and other telephony and multimedia services are determined by the service provider by taking into account the expenditures and market price. The Government only determines the tariff formula for basic telephony services. There is no stipulation for the tariff of other services.
h.	USO

The MoCI issued Regulation No. 15/Per/M.KOMINFO/9/2005 dated September 30, 2005, which sets forth the basic policies underlying the USO program and requires telecommunications operators in Indonesia to contribute 0.75% of their gross revenues (with due consideration for bad debts and interconnection charges) for USO development.

Based on MoCI Decree No. 11/Per/M.KOMINFO/04/2007 dated April 13, 2007 which has amended by MoCI Decree No. 38/Per/M.KOMINFO/9/2007 dated September 20, 2007, it stipulate that, among others, in providing telecommunication access and services in rural areas (USO Program), the provider is determined through a selection process by Balai Telekomunikasi dan Informatika Pedesaan which was established based on MoCI Decree No. 35/Per/M.KOMINFO/11/2006 dated November 30, 2006.
50.	COMMITMENTS
a.	Capital expenditures

As of December 31, 2007, capital expenditures committed under the contractual arrangements, principally relating to procurement and installation of switching equipment, transmission equipment and cable network, are as follows:

	Amounts in
	foreign currencies	Equivalent
Currencies	(in millions)	in Rupiah
Rupiah	—	5,300,733
U.S. Dollars	292	2,747,396
Euro	48	657,701

Total		8,705,830

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2006 AND 2007,
AND YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
50.	COMMITMENTS (continued)
a.	Capital expenditures (continued)

The above balance includes the following significant agreements:
(i)	Company

Outstanding
purchase
commitment as of
Contracting	Date of	Significant provisions of		December 31,
parties	agreement	the agreement	Total contract value	2007
Company and:		Procurement and installation agreement for Optical Access Network (“OAN”) for the following projects:

a. Huawei Consortium (“Huawei”)	a. November 30, 2006	a. Project Batch III in Divre IV (Central Java and Daerah Istimewa Yogyakarta)	US$3.2 million and Rp.59,431 million	US$0.1 million and Rp.2,337 million

b. Alcatel-Inti Consortium	b. December 18, 2006	b. Project Batch IV in Divre VI (Kalimantan)	US$3.9 million and Rp.62,633 million	US$0.9 million and Rp.18,574 million

Company and Opnet-Olexindo Consortium	December 29, 2006	Procurement and installation agreements Opnet-Olexindo for OAN Project Batch I in Divre I and III	US$3 million and Rp.59,310 million	US$2.8 million and Rp.53,277 million

Company and PT Lintas Teknologi Indonesia	November 16, 2007	Procurement and installation agreements for OAN Project Batch II in Divre II	Rp.77,977 million	Rp.77,977 million

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2006 AND 2007,
AND YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
50.	COMMITMENTS (continued)
a.	Capital expenditures (continued)
(i)	Company (continued)

Outstanding
purchase
commitment as of
Contracting	Date of	Significant provisions of		December 31,
parties	the agreement	the agreement	Total contract value	2007
Company and Huawei		Procurement and installation agreements for NSS, BSS and PDN FWA CDMA System Expansion Project in:

	January 6, 2006	a. Divre I and IV, for a period of 3 years (2006-2008) with option to extend for another 2 years (2009-2010)	US$27.6 million and Rp.109,511 million (for the 3 years coverage) and US$12.3 million and Rp.39,972 million (for the 2 years extension)	US$30.3 million and Rp.103,851 million

		Service Level Agreement (“SLA”), whereby Huawei will provide service and maintenance support for 3 years (2006-2008) in relation to the construction above	Rp.10,450 million

	December 8, 2006	b. Divre II (Jakarta)	US$25.3 million and Rp.131,045 million	US$19.9 million and Rp.109,597 million

		SLA whereby Huawei will provide service and maintenance support for 3 years (2006-2008) in relation to the above agreement	Rp.11,509 million

	December 8, 2006	c. Divre III (West Java and Banten)	US$9.8 million and Rp.55,261 million	US$7.2 million and Rp.42,000 million

		SLA whereby Huawei will provide service and maintenance support for 3 years (2006-2008) in relation to the above agreement	Rp.4,217 million

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2006 AND 2007,
AND YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
50.	COMMITMENTS (continued)
a.	Capital expenditures (continued)
(i)	Company (continued)

Outstanding
purchase
commitment as of
Contracting	Date of	Significant provisions of		December 31,
parties	agreement	the agreement	Total contract value	2007
Company and Samsung Consortium		Procurement and installation agreements for NSS, BSS and PDN FWA CDMA System Expansion Project in:

	October 13, 2006	a. Divre V (East Java)	US$59.9 million and Rp.94,759 million	US$54.4 million and Rp.115,604 million

		Samsung Consortium will provide service and maintenance support, pursuant to a SLA for period 3 years (2006-2008) in accordance with above agreement	Rp.29,998 million

	July 10, 2007	b. Divre VII (Bali-Nusa Tenggara)	US$11.9 million and Rp.34,351 million	US$11.9 million and Rp.42,123 million

		Samsung Consortium will provide service and maintenance support, pursuant to a SLA for period 3 years (2006-2008) in accordance with above agreement	Rp.7,772 million

Company and ZTE Consortium	November 28, 2006	Procurement and Installation agreement for Expansion of NSS, BSS and PDN System in Divre VI (Kalimantan)	US$22.5 million and Rp.57,168 million	US$22.5 million and Rp.66,093 million

		a. Divre VI (Kalimantan)	Rp.8,925 million

SLA whereby ZTE will provide service and maintenance support for 3 years (2006-2008) in relation to the above agreement

	July 10, 2007	b. Divre VII (Sulawesi, Maluku and Papua)	US$19.6 million and Rp.28,030 million	US$19.6 million and Rp.40,526 million

		SLA whereby ZTE will provide service and maintenance support for 3 years (2007-2009) in relation to above agreement	Rp.12.495 million

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2006 AND 2007,
AND YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
50.	COMMITMENTS (continued)
a.	Capital expenditures (continued)
(i)	Company (continued)

Outstanding
purchase
commitment as of
Contracting	Date of	Significant provisions of		December 31,
parties	agreement	the agreement	Total contract value	2007
Company and PT Infonet Telekomindo	July 13, 2007	Procurement and installation agreement for Fiber Optic Communication System Metro Junction Regional Expansion Batch 2	Rp.67,312 million	Rp.67,312 million

Company and Industri Telekomunikasi Indonesia	July 17, 2007	Procurement and installation agreement for Fiber Optic Communication System Metro Junction Regional Expansion Batch 1	Rp.60,240 million	Rp.60,240 million

Company and PT Nokia Siemens Networks	August 13, 2007	Procurement and installation agreement for Interface Equipment Expansion E1-V5, E1-PARA Central EWSD	Rp.55,000 million	Rp.55,000 million
(ii)	Telkomsel

The Telkomsel’s agreements with Motorola, Inc. and PT Motorola Indonesia, Ericsson AB and Ericsson Indonesia, Nokia Corporation and PT Nokia Network (“Nokia Network”), and Siemens AG since August 2004, relate to the maintenance and procurement of equipment and related services, involving:
•	Joint Planning and Process Agreement

•	Equipment Supply Agreement (“ESA”)

•	Technical Service Agreement (“TSA”)

•	Site Acquisition and Civil, Mechanical and Engineering Agreement (“SITAC” and “CME”)
The agreements contain list of charges to be used in determining the fees payable by Telkomsel for all equipment and related services to be procured during the rollout period upon the issue of Purchase Orders (“PO”).

The agreements are valid and effective as of the execution date by the respective parties for a period of three years, provided that the suppliers are able to meet the requirements set out in each PO. In the event that the suppliers fail to meet those requirements, Telkomsel may terminate the agreements at its sole discretion with prior written notice.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2006 AND 2007,
AND YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
50.	COMMITMENTS (continued)
a.	Capital expenditures (continued)
(ii)	Telkomsel (continued)

In accordance with the agreements, the parties also agreed that the charges specified in the price list would apply to equipment and services (ESA and TSA) and services (SITAC and CME) acquired from the suppliers between May 26, 2004 and the effective date, except for those acquired from Siemens under TSA relating to equipment and maintenance of Telkomsel’s Switching Sub System (“SSS”) and BSS that were acquired between July 1, 2004 and the effective date. Prices are subject to quarterly reviews.

In August 2007, due to the expiration of the above agreements, based on letters from Ericsson AB and Ericsson Indonesia and Nokia Siemens Networks (which currently represents Nokia Corporation, Nokia Network and Siemens AG), those companies agreed to:
•	extend the above agreements until new agreements were made between Telkomsel and these other companies (Note 53l), and

•	prior to the effective date of new agreements, retroactively apply prices under the new agreements (retroactive price adjustment) to PO for the procurement of BSS equipment and services issued by Telkomsel after July 1, 2007 using the previous price list (Note 11d.iv).
For the purpose of providing telecommunication services with 3rd Generation technology, in September and October 2006, Telkomsel entered into agreements with Nokia Corporation and Nokia Networks, Ericsson AB and Ericsson Indonesia, and Siemens Networks GmbH & Co.KG for network construction (Rollout Agreement) and Nokia Networks, Ericsson Indonesia and Siemens Networks GmbH & Co.KG for network operations and maintenance (Managed Operations Agreement and Technical Support Agreement). The agreements are valid and effective as of the execution date by the respective parties (the effective date) until the later of December 31, 2008 or the date on which the last PO terminates under the agreements or expires in respect of any PO issued prior to December 31, 2008, providing that the suppliers are able to meet the requirements set out in each PO.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2006 AND 2007,
AND YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
50.	COMMITMENTS (continued)
b.	Borrowings and other credit facilities
(i)	Telkomsel has a US$20 million import facility, bond and bank guarantee, standby letter of credit facility, receivable service facility, revolving loan facility and foreign exchange facility with SCB, Jakarta. The facilities expire in July 2008. Under these facilities, as of December 31, 2007, Telkomsel has issued a bank guarantee of Rp.20,000 million (equivalent to US$ 2.12 million) for a 3G performance bond (Note 50c.ii). Borrowings under the facilities bear interest at Singapore Interbank Offered Rate (“SIBOR”) plus 1% per annum (US$) except a borrowing under the import facility which bears interest at SIBOR plus 1.25% per annum (US$), and at a rate equal to the three-month SBI plus 1.25% per annum (Rupiah); for other currencies the interest rate is based on the Bank’s cost of funds plus 2%. As of December 2006 and 2007, there were no outstanding loans under these facilities.

(ii)	Telkomsel has not provided any collateral for its bank borrowings, or other credit facilities. The terms of the various agreements with Telkomsel’s lenders and financiers require compliance with a number of pledges and negative pledges as well as financial and other covenants, which include inter alia, certain restrictions on the amount of dividends and other profit distributions which could adversely affect Telkomsel’s capacity to comply with its obligation under the facilities. The terms of the relevant agreements also contain default and cross default clauses. Telkomsel’s management is not aware of any breaches of the terms of these agreements and does not foresee any such breaches occurring in the future.
c.	Others
(i)	Employee benefits

On March 24, 2006, Telkomsel and its Labour Union (Serikat Pekerja Telkomsel) signed a collective labour agreement (“Perjanjian Kerja Bersama” or “PKB”) which is valid until March 23, 2008. Based on the agreement, Telkomsel shall provide long service leave and post retirement insurance to its employees. These benefits are subject to further agreement between Telkomsel and Labour Union which has not been made until the date of the consolidated financial statements. Therefore, it is not possible to determine the amount of the benefits as of December 31, 2007. As of the date of the consolidated financial statements, Telkomsel is still in extension process of new PKB, accordingly the current PKB is valid up to the originally stated date.
(ii)	3G license

With reference to the Decision Letter No. 07/Per/M.KOMINFO/2/2006 of the MoCI, as one of the successful bidders, Telkomsel amongst other commitments, is required to:
1.	Pay annual BHP fee which is determined based on a certain formula over license term (10 years). The BHP for the first and second year were paid in March 2006 and 2007, respectively. The commitments as of December 31, 2007 arising from the BHP up to the expiry period of the license using the formula set forth in the Decision Letter are as follows:

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2006 AND 2007,
AND YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
50.	COMMITMENTS (continued)
c.	Others (continued)
(ii)	3G license (continued)

Radio frequency
Year	BI rates (%)	Index (multiplier)	usage tariff
1	—	—	20% x HL
2	R1	I1 = (1 + R1)	40% x I1 x HL
3	R2	I2 = I1(1 + R2)	60% x I2 x HL
4	R3	I3 = I2(1 + R3)	100% x I3 x HL
5	R4	I4 = I3(1 + R4)	130% x I4 x HL
6	R5	I5 = I4(1 + R5)	130% x I5 x HL
7	R6	I6 = I5(1 + R6)	130% x I6 x HL
8	R7	I7 = I6(1 + R7)	130% x I7 x HL
9	R8	I8 = I7(1 + R8)	130% x I8 x HL
10	R9	I9 = I8(1 + R9)	130% x I9 x HL

Notes :
Ri	= average Bank Indonesia rate from previous year
HL (auction price)	= Rp.160,000 million
Index	= adjustment to the bidding price for respective year
The BHP is payable upon receipt of “Surat Pemberitahuan Pembayaran” (notification letter) from the DGPT.

2.	Provide roaming access for the existing 3G operators.

3.	Contribute to USO development.

4.	Construct a 3G network which covers at least the following provinces:

Minimum number
Year	of provinces
1	2
2	5
3	8
4	10
5	12
6	14

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2006 AND 2007,
AND YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
50.	COMMITMENTS (continued)
c.	Others (continued)
(ii)	3G license (continued)
5.	Issue a performance bond each year amounting to Rp.20,000 million or 5% of the annual fee to be paid for the subsequent year, whichever is higher. This performance bond shall be redeemed by the Government if Telkomsel is not able to meet the requirements set out in the above mentioned Decision Letter or upon cancellation/termination of the license, or if Telkomsel decides to return the license voluntarily.
(iii)	Asia-America Gateway Consortium (“AAG”)

On April 27, 2007, the Company became a member of AAG consortium, an undersea cable consortium with 19 companies, by signing a Construction and Maintenance Agreement (“C&MA”) and an AAG Cable Network Supply Contract and paid US$40 million. Through the AAG Consortium, the Company will acquire 40 Gbps international bandwidth at the end of 2008 in the AAG configuration that will be laid from Malaysia to the United States. As of December 31, 2007, the Company has paid US$4.87 million (equivalent to Rp.45,528 million) and recorded as advances for the purchase of property, plant and equipment (Note 13).

(iv)	Palapa Ring Consortium

On November 10, 2007, the Company entered into a C&MA with five other companies for Palapa Ring Consortium. This consortium was formed to build optical fiber network in 32 cities in Eastern Indonesia with total initial investment of Rp.2,070,336 million. The Company will obtain 4 lambda bandwidth of total capacity of 8.44 lambdas from this consortium.
51.	CONTINGENCIES
a.	In the ordinary course of business, the Company and its subsidiaries have been named as defendant in various legal actions in relation with land disputes, other disputes involving premium call billings and telecommunication billings. Based on management’s estimate of the probable outcomes of these matters, the Company has accrued Rp.30,479 million as of December 31, 2007.

b.	In December 2005, the West Java Police Department initiated investigations related to an alleged violation of Anti-Corruption Law, in particular the provision of interconnection services to Napsindo, the Company’s subsidiary, and Globalcom, a Malaysian company, at an incorrect tariff for the Company’s network for the provision of illegal VoIP services, and misuse of authority in procuring telecommunication equipment. It is also understood that one of the investigations related to the Company’s guarantee of a bank loan obtained by Napsindo. During the investigation, former Directors and employees of the Company were held in custody by the West Java Police Department for further investigation. On May 10, 2006, such individuals were released from police custody after the expiration of the maximum period of 120 days allowed for police custody of suspect for investigation purposes. As of December 31, 2006 and 2007, the police have not found sufficient evidence to properly transfer the case to the High Attorney Office for indictment.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2006 AND 2007,
AND YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
51.	CONTINGENCIES (continued)
c.	A former Director of Human Resources and an employee of the Company were indicted under the Anti-Corruption Law in Bandung District Court relating to allegations of misuse of authority in procuring consultancy services resulting to a loss of Rp.789 million. On May 2, 2007, the Bandung District Court found the defendants guilty and sentenced each defendant to a one-year prison term and gave Rp.50 million penalty. The defendants have filed and appeal to the West Java High Court, objecting to the District Court ruling. On October 3, 2007, West Java High Court found the defendants not guilty. The Attorney has filed an appeal to Indonesian Supreme Court objecting to the High Court’s ruling. As of the issuance date of the consolidated financial statements, no decision has been reached on the appeal.

d.	On January 2, 2006, the Office of the Attorney General launched an investigation into allegations of misuse of telecommunications facilities in connection with the provision of VoIP services, whereby one of Company’s former employees and four of the Company’s employees in KSO VII were named suspects. As a result of the investigations, one of Company’s former employees and two of the Company’s employees were indicted in the Makassar District Court, and two other employees were indicted in the Denpasar District Court for their alleged corruption in KSO VII. On January 29, 2008, the Makassar District Court found the defendant not guilty. The Attorney has filed an appeal to Indonesian Supreme Court objecting the District Court ruling. On March 3, 2008, Denpasar District Court found the defendants guilty and sentenced each defendant to a one-year six-month prison term and a one year prison term and gave Rp.50 million penalty. The defendants have filed an appeal to the Bali High Court objecting to the District Court ruling. As of the issuance date of the consolidated financial statements, no decision has been reached on the appeal.

e.	The Commission for the Supervision of Business Competition (“Komisi Pengawasan Persaingan Usaha” or “KPPU”) on its letter dated December 5, 2007, notified Telkomsel that based on its investigation of case No. 07/KPPU-L/2007 dated November 19, 2007, according to the applied provisions regarding allegation of violating Law No. 5/1999, “Prohibition of Monopolistic Practice and Unfair Business Competition” (the “Law”), related to cross-ownership by Temasek Holdings and monopoly practices by Telkomsel, it had decided that, among other things :
•	Telkomsel had violated article 17.1 of the Law

•	Telkomsel had not been proven to violate article 25.1.b of the Law

•	Temasek Holdings and certain affiliated companies were instructed to release their ownership either in Indosat or Telkomsel with the following conditions:
▪	Maximum 5% of total shares for each buyer,

▪	The buyer is not associated with Temasek Holdings
•	Telkomsel was to be charged a penalty of Rp.25,000 million and instructed Telkomsel to discontinue the imposition of high tariffs and reduce its tariffs by least 15%.

The Company and Telkomsel’s management believe that Telkomsel has complied with prevailing regulations or laws, accordingly, on December 19, 2007, Telkomsel’s management filed an objection with the court (Note 53m).
f.	Certain subscribers of Telkomsel and PT Indosat which are domiciled in Bekasi and Tangerang and subscribers of PT Exelcomindo Pratama (“Excelcomindo”) which are domiciled in Tangerang, represented by the law firms, have filed class-action lawsuits with the court against Telkomsel, the Company, Indosat, the Government, Temasek Holdings and certain of its affiliated companies (“Parties”). The Parties are alleged to have had excessive price practices that potentially could have adversely affected those subscribers (Note 53n).
As of the issuance date of the consolidated financial statements, the lawsuits are still being processed by the courts. The Telkomsel’s management believe that Telkomsel has applied tariff in accordance with prevailing regulations, accordingly, such allegation has no strong basis.
g.	The Company, Telkomsel and seven other local operators are being investigated by the KPPU for allegation of SMS cartel practices. Management is in the process of defending this case.
For the matters and cases stated above, the Company and its subsidiaries do not believe that any subsequent investigation or court decision will have significant financial impact to the Company and its subsidiaries.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2006 AND 2007,
AND YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
52.	ASSETS AND LIABILITIES DENOMINATED IN FOREIGN CURRENCIES

The balances of monetary assets and liabilities denominated in foreign currencies are as follows:

	2006		2007
	Foreign		Foreign
	currencies	Rupiah	currencies	Rupiah
	(in millions)	equivalent	(in millions)	equivalent
Assets
Cash and cash equivalents
U.S. Dollars	159.59	1,443,160	169.40	1,592,379
Euro	71.30	845,448	62.59	861,190
Japanese Yen	1.95	148	9.55	792
Temporary investments
U.S. Dollars	—	—	7.83	73,508
Trade receivables
Related parties
U.S. Dollars	0.93	8,327	2.56	24,075
Third parties
U.S. Dollars	40.10	360,420	49.79	467,918
Other receivables
U.S. Dollars	0.56	5,077	0.15	1,394
Euro	0.03	402	0.01	88
Great Britain Poundsterling	—	37	0.01	231
Other current assets
U.S. Dollars	0.10	937	3.93	36,897
Euro	—	—	0.05	659
Advances and other non-current assets
U.S. Dollars	3.59	32,314	2.54	23,949

Total assets		2,696,270		3,083,080

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2006 AND 2007,
AND YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
52.	ASSETS AND LIABILITIES DENOMINATED IN FOREIGN CURRENCIES (continued)

	2006		2007
	Foreign		Foreign
	currencies	Rupiah	currencies	Rupiah
	(in millions)	equivalent	(in millions)	equivalent
Liabilities
Trade payables
Related parties
U.S. Dollars	0.28	2,501	1.51	14,204
Singapore Dollars	—	20	—	22
Euro	—	—	0.50	6,927
Third parties
U.S. Dollars	28.58	257,495	29.29	275,319
Euro	1.55	18,377	6.06	83,379
Singapore Dollars	0.41	2,411	0.14	932
Great Britain Poundsterling	0.04	630	0.01	260
Swiss Franc	—	—	0.01	86
Myanmar Kyat	—	12	—	—
Hongkong Dollars	—	—	0.16	190
Other payables
U.S. Dollars	0.06	573	0.50	4,673
Great Britain Poundsterling	—	2	—	2
Singapore Dollars	—	—	—	10
Accrued expenses
U.S. Dollars	199.18	1,793,609	163.34	1,538,362
Euro	104.61	1,239,946	67.78	933,328
Japanese Yen	74.13	5,610	46.85	3,890
Singapore Dollars	0.35	2,039	0.37	2,394
Great Britain Poundsterling	—	—	0.05	854
Advances from customers and suppliers
U.S. Dollars	—	—	1.28	12,001
Current maturities of long-term liabilities
U.S. Dollars	142.84	1,286,306	140.69	1,322,495
Euro	14.68	173,996	7.34	100,949
Japanese Yen	1,142.91	86,496	955.40	79,336
Long-term liabilities
U.S. Dollars	523.76	4,716,467	383.06	3,600,375
Euro	7.34	86,998	—	—
Japanese Yen	13,241.77	1,002,137	12,286.36	1,020,260

Total liabilities		10,675,625		9,000,248

Net liabilities		(7,979,355)		(5,917,168)

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2006 AND 2007,
AND YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
52.	ASSETS AND LIABILITIES DENOMINATED IN FOREIGN CURRENCIES (continued)

The Company and its subsidiaries’ activities expose them to a variety of financial risks, including the effects of changes in debt and equity market prices, foreign currency exchange rates and interest rates.

The Company and its subsidiaries’ overall risk management programs focus on the unpredictability of financial markets and seek to minimize potential adverse effects on the financial performance of the Company and its subsidiaries. Management provides written policy for foreign currency risk management mainly through time deposits placements and hedging to cover foreign currency risk exposures for the time range of 3 up to 12 months.

53.	SUBSEQUENT EVENTS
a.	On January 15, 2008 Telkomsel’s stockholders agreed to appoint Tan Chung Yaw Richard from Yuen Kuan Moon as Director of Commerce effective from January 1, 2008, as formalized by notarial deed No. 8 dated January 15, 2008 of Djumini Setyoadi, S.H.,Mkn.

b.	On January 21, 2008, the Company paid Rp.350,000 million for additional capital to Metra pursuant to circular meeting of the Metra’s stockholders on December 13, 2007 (Note 1d). The acquisition of Sigma transaction was completed through the signing of an Amendment to the CSPA of Shares on February 21, 2008 which became effective from February 22, 2008.

c.	On January 25, 2008, pursuant to Second Amendment to Cooperation Agreement between the Company and TII No. K.Tel.21/HK.820/UTA-00/2008 regarding Management and Development of International Business, the Company has agreed to transfer international telecommunications business from the Company to TII.

d.	On March 17, 2008, Telkomsel and SCB Jakarta agreed to amend to the Banking Facilities Agreement (Note 50b.i) which changes the type of facilities to bond and bank guarantee, standby letter of credit facility and foreign exchange facility and the total facilities to US$3 million.

e.	On March 17, 2008, MoCI issued Decree No. 02/Per/M.KOMINFO/3/2008, “Guidelines for Tower Construction and Tower Sharing”, for telecommunication and tower providers or contractors. The Decree stipulates, among other things, that tower construction for specific function is not allowed for foreign investment companies. Currently, such provisions are being clarified to the MoCI.

f.	On March 24, 2008, pursuant to the MoCI Decree No. 03/Per/M.KOMINFO/1/2007 dated January 26, 2007 (Note 49e), the Government released DGPT Decision Letter No. 115/Dirjen/2008 which stated the agreement on Network Lease Service Type Document, Network Lease Service Tariff, Available Capacity of Network Lease Service, Quality of Network Lease Service, and Procurement Procedure of Network Lease Service in 2008 is in conformity with the Company’s proposal. The minimum tariff for activation fee is Rp.2,400,000. The tariff for monthly usage for local (under 25 km) vary starting from Rp.1,750,000 up to Rp.88,650,000, depending on the speed and the tariff for monthly usage for long distance (over 25 km) starting from Rp.5,600,000 up to Rp.3,893,100,000 depending on the speed.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2006 AND 2007,
AND YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
53.	SUBSEQUENT EVENTS (continued)
g.	On April 1, 2008, Telkomsel reduced its tariffs through implementing new interconnection and cellular (retail) tariffs effective on April 1, 2008. The reductions range from 2% to 55% for interconnection and from 5% to 72% for cellular (retail).

h.	On April 3, 2008, the Company entered into a SLJJ access code (“Kode Akses SLJJ“ or “KAS”) agreement with Indosat for Balikpapan City which cover 140,000 customers.

i.	On April 7, 2008, the Company implemented new tariffs for SLJJ charges which decreased by an average range from 0.4% to 46.2% from the prevailing tariffs for SLJJ charges, effective on April 8, 2008.

j.	On April 7, 2008, the MoCI issued Decree No. 09/Per/M.KOMINFO/04/2008 “Mechanism to Determine Tariff of Telecommunication Services which Connected through Mobile Cellular Network” which provides guidelines to determine cellular tariffs with a formula consisting of network element cost and retail services activity cost. This Decree replaced the previous Decree of No. 12/PER/M.KOMINFO/02/2006

k.	On April 11, 2008, the new interconnection tariff has been implemented based on Director General of Post and Telecommunications Decree No. 205/2008 dated April 11, 2008 about Agreement to RIO of the telecommunication network operator with operating revenue of 25% or more from the total revenue of all telecommunication operators in the service segmentation

l.	On April 17, 2008, Telkomsel, Ericsson Indonesia, Ericsson AB, PT Nokia Siemens Networks, Nokia Siemens Network Oy and Nokia Siemens Network GmbH & Co. KG signed Combined 2G and 3G CS Core Network Rollout Agreements (Note 50a.ii). The Agreements are valid until the later of:
•	three years after the effective date (April 17, 2008, except for certain POs issued in August 2007 which commenced on August 15, 2007), or

•	the date on which the last PO under this agreement terminates or expires in respect of any PO issued prior to the expiry of the three year period.
m.	Pursuant to the Telkomsel’s filing of its objection (Note 51e) on decision of KPPU, on May 9, 2008 the court has pronounced its verdict and concluded among other things:
•	Telkomsel had violated article 17.1 of the Law

•	Telkomsel had not been proven to violate article 25.1.b of the Law

•	Temasek Holdings and certain affiliated companies were instructed to release their ownership in either Indosat or Telkomsel or to decrease its ownership by 50% in each of those companies within twelve months from the date of the decision become final and legally binding at the following conditions:
—	Maximum 10% of total shares for each buyer

—	The buyer is not associated with Temasek Holdings
•	Telkomsel was charged a penalty of Rp.15 billion

•	The court revoked the decision of KPPU on the instruction to reduce the tariffs because KPPU did not have the authority to determine the tariffs.

On May 22, 2008, management is in the process of legal remedy to Indonesian Supreme Court.
n.	On May 12, 2008, Telkomsel was ordered by the Court to stand before a trial under another similar class action lawsuit filed by other subscribers of Telkomsel, Indosat and Excelcomindo domiciled in various locations against the Parties (Note 51f).

o.	As of May 19, 2008, TII has purchased additional 26,000,000 Scicom shares or equivalent to 9.81% of TII’s total ownership with transaction value amounted to US$3.42 million (equivalent to Rp.31,891 million).

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2006 AND 2007,
AND YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
54.	RECENT ACCOUNTING PRONOUNCEMENTS IN INDONESIA

The recent accounting pronouncement in Indonesia that relevant to the Company and its subsidiaries are as follow:
(i)	PSAK 50 (Revised 2006), “Financial Instruments: Presentation and Disclosures”

In December 2006, the DSAK issued PSAK 50 (Revised 2006), “Financial Instruments: Presentation and Disclosures” which amends PSAK 50, “Accounting for Investments in Certain Securities”. PSAK 50 (Revised 2006) provides guidance on how to disclose and present financial instruments in the financial statements and whether a financial instrument is a financial liability or an equity instrument. This standard applies to the classification of financial instruments, from the perspective of the issuer, into financial assets, financial liabilities and equity instruments; the classification of related interest, dividends, losses and gains; and the circumstances in which financial assets and financial liabilities should be offset. PSAK 50 (Revised 2006) complements the principles for recognizing and measuring financial assets and financial liabilities in PSAK 55 (Revised 2006). PSAK 50 (Revised 2006) shall be effective after January 1, 2009. The Company and its subsidiaries are currently assessing the impact of the application of PSAK 50 (Revised 2006) on the consolidated financial statements.

(ii)	PSAK 55 (Revised 2006), “Financial Instruments: Recognition and Measurement”

In December 2006, the DSAK issued PSAK 55 (Revised 2006), “Financial Instruments: Recognition and Measurement” which amends PSAK 55 (Revised 1999), “Accounting for Derivative Instruments and Hedging Activities”. PSAK 55 (Revised 2006) provides guidance on how to recognize, measure and derecognize financial asset and liability including derivative instruments. It also provides guidance on the recognition and measurement of sales and purchase contracts of non-financial items. PSAK 55 (Revised 2006) shall be effective after January 1, 2009. The Company and its subsidiaries are currently assessing the impact of the application of PSAK 55 (Revised 2006) on the consolidated financial statements.

(iii)	PSAK 13 (Revised 2007), “Investment Property”

In May 2007, the DSAK issued PSAK 13 (Revised 2007), “Investment Property” which replaces PSAK 13, “Accounting for Investment”. PSAK 13 (Revised 2007) provides guidance on recognition, measurement at recognition, measurement after recognition, transfer, disposal and financial statement disclosures regarding investment property. PSAK 13 (Revised 2007) provides two measurement alternatives, the cost model and fair value model which shall be consistently applied. PSAK 13 (Revised 2007) shall be effective after January 1, 2008. The Company and its subsidiaries have decided to use cost model to measure investment property.

(iv)	PSAK 16 (Revised 2007), “Property, Plant and Equipment”

In May 2007, the DSAK issued PSAK 16 (Revised 2007), “Property, Plant and Equipment” which replaces PSAK 16, “Fixed Assets and Other Assets”. PSAK 16 (Revised 2007) provides guidance on recognition, measurement at recognition, measurement after recognition, derecognition and financial statement disclosures requirements. PSAK 16 (Revised 2007) provides two measurement alternatives, the cost model and revaluation model which shall be consistently applied. PSAK 16 (Revised 2007) shall be effective after January 1, 2008. The Company and its subsidiaries have decided to use cost model to measure property, plant and equipment (Note 2k).

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2006 AND 2007,
AND YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
54.	RECENT ACCOUNTING PRONOUNCEMENTS IN INDONESIA (continued)
(v)	PSAK 30 (Revised 2007), “Leases”

In June 2007, the DSAK issued PSAK 30 (Revised 2007), “Leases” which replaces PSAK 30, “Accounting for Leases”. PSAK 30 (Revised 2007) provides guidance on how to classify leases into operating lease and capital lease. PSAK 30 (Revised 2007) also provides guidance on how to record and disclose operating and capital lease transactions in the financial statements of lessors and lessees. PSAK 30 (Revised 2007) shall be effective after January 1, 2008. The Company and its subsidiaries have decided to apply PSAK 30 (Revised 2007) prospectively.

The application of PSAK 30 (Revised 2007) change the guidance used to classify lease into operating lease and capital lease. Due to prospective application of PSAK 30 (Revised 2007), the balance of any pre-existing capital lease is deemed to have been properly determined by the Company and its subsidiaries. In relation with the prospective implementation of PSAK 30 (Revised 2007), since January 1, 2008, lease transaction that meets the requirement stated in PSAK 30 (Revised 2007) paragraph 10 and 11, will be treated as capital lease by recognizing assets and corresponding liabilities . The Company and its subsidiaries are currently assessing the impact of the application of PSAK 30 (Revised 2007) on the consolidated financial statements.
55.	ACCOUNTS RECLASSIFICATION

Certain account in the consolidated financial statement for the year ended December 31, 2006 have been reclassified to conform with the presentation of accounts of the consolidated financial statements for the year ended December 31, 2007, as follows:

	Before		After
	reclassification	Reclassification	reclassification
Accrued long service awards	596,325	(131,317)	465,008
Accrued pension and other post-retirement benefits costs	1,070,622	131,317	1,201,939

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2006 AND 2007
AND YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
56.	SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN INDONESIAN GAAP AND U.S. GAAP

The consolidated financial statements of the Company and its subsidiaries have been prepared in accordance with Indonesian GAAP, which differ in certain significant respects from U.S. GAAP. The consolidated statements of cash flows together with the reconciliation in Note 57 comply with Statement of Financial Accounting Standards (“SFAS”) 95, “Statement of Cash Flows”. A description of the differences and their effects on net income and stockholders’ equity are set forth below:
(1)	Description of differences between Indonesian GAAP and U.S. GAAP
a.	Voluntary termination benefits

Under Indonesian GAAP, voluntary termination benefits are recognized as liabilities when the Company is demonstratively committed to provide termination benefits as a result of an offer made in order to encourage voluntary redundancy.

Under U.S. GAAP, voluntary termination benefits liabilities are recognized only when the employees have accepted the offer and the related amount can be reasonably estimated.

b.	Foreign exchange differences capitalized to assets under construction

Under Indonesian GAAP, foreign exchange gains and losses resulting from borrowings used to finance the construction of the qualifying assets are capitalized as part of the cost of the qualifying assets. Capitalization of foreign exchange gains and losses ceases when the construction of the qualifying asset is substantially completed and the constructed property is ready for its intended use.

Under U.S. GAAP, foreign exchange gains and losses are credited and charged to the consolidated statement of income as incurred.

c.	Embedded derivative instrument

The Company and its subsidiaries entered into contracts with their vendors which require payments denominated in various currencies other than functional currencies of both parties.

Under Indonesian GAAP, contracts which require payments denominated in foreign currencies other than functional currencies of a party or substantial party to the contracts are not presumed to contain embedded foreign currency derivative instruments if the currencies are commonly used in local business transactions.

Under U.S. GAAP, the contracts do not qualify for such exception unless they are routinely denominated in a currency commonly used in international commerce. Hence, the foreign currency derivative instruments shall be separated from the host contract and accounted for as embedded foreign currency derivative instruments.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2006 AND 2007
AND YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
56.	SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN INDONESIAN GAAP AND U.S. GAAP (continued)
(1)	Description of differences between Indonesian GAAP and U.S. GAAP (continued)
d.	Interest capitalized on assets under construction

Under Indonesian GAAP, qualifying assets, to which interest cost can be capitalized, should be those that take a minimum of 12 months to get ready for their intended use or sale. To the extent that funds are borrowed specifically to finance the construction of a qualifying asset, the amount of the interest cost eligible for capitalization on that asset should be determined based on the actual interest cost incurred on that borrowing during the period of construction less any investment income on the temporary investment of those borrowings.

Under U.S. GAAP, there is no minimum limit (i.e. a minimum 12-month construction period requirement) on the length of the construction period in which the interest cost could be capitalized. The amount of interest cost to be capitalized for qualifying assets is intended to be that portion of the interest cost incurred during the construction periods that theoretically could have been avoided if expenditures for the assets had not been made. The interest cost need not arise from borrowings specifically made to acquire the qualifying assets. The amount capitalized in a period is determined by applying an interest rate to the average amount of accumulated expenditures for the assets during the period. Interest income arising from any unused borrowings is recognized directly as income in the consolidated statement of income.

e.	RSA

Under Indonesian GAAP, property, plant and equipment built by an investor under RSA are recognized as property, plant and equipment under RSA in the accounting records of the party to whom ownership in such properties will be transferred at the end of the revenue-sharing period, with a corresponding initial credit to unearned income. The property, plant and equipment are depreciated over their useful lives, while the unearned income is amortized over the revenue-sharing period. The Company records its share of the revenues earned, net of amounts due to the investors.

Under U.S. GAAP, the RSA are recorded in a manner similar to capital leases where the property, plant and equipment and obligation under RSA are reflected on the consolidated balance sheet. All the revenues generated from the RSA are recorded as a component of operating revenues, while a portion of the investors’ share of the revenues from the RSA is recorded as interest expense with the balance treated as a reduction of the obligation under RSA.

f.	Employee benefits

The Company and its subsidiaries adopted PSAK 24 (Revised 2004) in accounting for the costs of pension benefit, post-retirement health care benefit and other post-retirement benefits for Indonesian GAAP purposes.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2006 AND 2007
AND YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
56.	SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN INDONESIAN GAAP AND U.S. GAAP (continued)
(1)	Description of differences between Indonesian GAAP and U.S. GAAP (continued)
f.	Employee benefits (continued)

The differences between the accounting for the pension benefits, post-retirement health care benefits and other post-retirement benefits under Indonesian GAAP and U.S. GAAP are as follows:
i.	Prior service cost

Under Indonesian GAAP, the prior service cost is recognized immediately if vested or amortized on a straight-line basis over the average period until the benefits become vested. The amortized amount is recorded as a component of net periodic benefit cost for the year.

Under U.S. GAAP, the prior service cost (vested and non-vested benefits) is deferred and amortized systematically over the estimated remaining service periods for active employees and the recognized amount is recorded in the consolidated statement of income.

ii.	Transition obligations relating to pension and post-retirement healthcare benefits

Under Indonesian GAAP, the transition obligations were recognized on January 1, 2004, the date PSAK 24 (Revised 2004) was adopted.

Under U.S. GAAP, the transition obligations arising from the adoption of SFAS 87 “Employers’ Accounting for Pensions” on January 1, 1992 and SFAS 106 “Employers’ Accounting for Postretirement Benefits Other Than Pensions” on January 1, 1995, were deferred and amortized systematically over the estimated remaining service periods for active employees and 20 years, respectively. In addition, different adoption dates resulted in significant difference in cumulative unrecognized actuarial gains and losses.

iii.	Minimum liability

Under Indonesian GAAP, recognition of a minimum liability for the pension plans is not required.

Under U.S. GAAP, up to December 31, 2005 the Company and its subsidiaries recognized an additional minimum liability when the accumulated benefits obligation exceeded the fair value of the plan assets with the equal amount recognized as an intangible asset, provided that the asset recognized did not exceed the amount of unrecognized prior service costs. If the additional liability required to be recognized exceeds unrecognized prior service costs, the excess was reported in accumulated other comprehensive income, net of tax.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2006 AND 2007
AND YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
56.	SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN INDONESIAN GAAP AND U.S. GAAP (continued)
(1)	Description of differences between Indonesian GAAP and U.S. GAAP (continued)
f.	Employee benefits (continued)

In September 2006, the Financial Accounting Standard Board (“FASB”) issued SFAS 158 “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans — an amendment of FASB Statement No. 87, 88, 106 and 132R”. The requirements of SFAS 158 to recognize the funded status and to provide the required disclosures are effective for fiscal year ending after December 15, 2006. The Company and its subsidiaries have adopted the above recognition and disclosure requirements of SFAS 158 from the year ended December 31, 2006.

SFAS 158 does not change the determination of net periodic benefit pension costs under SFAS 87, SFAS 106 and SFAS 112. The impacts of the adoption of SFAS 158 are as follows:
i.	The Company and its subsidiaries no longer report the additional minimum liability and any corresponding intangible asset for the unfunded pension obligation as the funded status for unfunded or underfunded benefit plans is now fully recognized as net pension liability on the balance sheets. This is similar to the Indonesian GAAP requirements.

ii.	On adoption of SFAS 158, the unrecognized actuarial losses, prior service costs, and transition obligations were recognized, net of tax, in the accumulated other comprehensive income balance. These will continue to be amortized and reported as a component of net periodic benefit costs in the consolidated statements of income in accordance with the requirements of SFAS 87, SFAS 106 and SFAS 112.
g.	Equity in net income or loss of associated companies

The Company and its subsidiaries record their equity in net income or loss of their associated companies based on the associated companies’ financial statements that have been prepared under Indonesian GAAP.

For U.S. GAAP reporting purposes, the Company and its subsidiaries recognize the effect of the differences between U.S. GAAP and Indonesian GAAP at the investee level in the investment accounts and its share of the net income or loss and other comprehensive income or loss of the associated companies.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2006 AND 2007
AND YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
56.	SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN INDONESIAN GAAP AND U.S. GAAP (continued)
(1)	Description of differences between Indonesian GAAP and U.S. GAAP (continued)
h.	Land rights

In Indonesia, the title of land rests with the State under the Basic Agrarian Law No. 5/1960. Land use is accomplished through land rights whereby the holder of the right enjoys the full use of the land for a stated period of time, subject to extensions. The land rights generally are freely tradable and may be pledged as collateral for borrowing agreements.

Under Indonesian GAAP, land ownership is not depreciated unless it can be foreseen that the possibility for the holder to obtain an extension or renewal of the rights is remote.

Under U.S. GAAP, the cost of land rights is amortized over the economic useful life or the contractual period of the land rights, which ranges from 20 to 30 years.

i.	Revenue recognition

Under Indonesian GAAP, fees from connection of mobile cellular and fixed wireless services are recognized as revenues when connection takes place (for postpaid service). Sales of starter packs are recognized as revenues upon delivery to distributors, dealers, or customers (for pre-paid services). Installation fees for wireline services are recognized at the time of installation. Revenues from calling cards are recognized when the Company sells the cards.

Under U.S. GAAP, revenues from front-end fees and incremental costs up to, but not exceeding such fees, are deferred and recognized as income over the expected term of the customer relationships. Revenues from calling cards are recognized upon usage or expiration.

j.	Amortization of goodwill

Under Indonesian GAAP, goodwill is amortized over its useful life but not exceeding 20 years.

Under U.S. GAAP, goodwill is not amortized but rather subjected to test for impairment.

k.	Capital leases

Under Indonesian GAAP, a leased asset is capitalized only if all of the following criteria are met: (a) the lessee has an option to purchase the leased asset at the end of the lease period at a price agreed upon at the inception of the lease agreement, (b) the sum of periodic lease payments, plus the residual value, will cover the acquisition price of the leased asset and the related interest, and (c) there is a minimum lease period of 2 years.

Under U.S. GAAP, a leased asset is capitalized when any one of the following criteria is met: (a) there is an automatic transfer of ownership at the end of the lease term, (b) the lease contains a bargain purchase option, (c) the lease term is for 75% or more of the economic life of the asset, and (d) the net present value of the minimum lease payments amounts to at least 90% of the fair value of the asset.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2006 AND 2007
AND YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
56.	SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN INDONESIAN GAAP AND U.S. GAAP (continued)
(1)	Description of differences between Indonesian GAAP and U.S. GAAP (continued)
l.	Acquisition of Dayamitra

On May 17, 2001 the Company acquired a 90.32% interest in Dayamitra and contemporaneously acquired a call option to buy the remaining 9.68% interest at a fixed price at a stated future date, and provided to the minority interest holder a put option to sell its 9.68% interest to the Company under those same terms. Therefore, the fixed price of the call equaled the fixed price of the put option.

Under U.S. GAAP, the Company accounted for the option contracts on a combined basis together with the minority interest and as a financing arrangement for the purchase of the remaining 9.68% minority interest. As such, under U.S. GAAP, the Company has consolidated 100% of Dayamitra and attributed the stated yield earned under the combined derivative and minority interest position to interest expense since May 17, 2001.

On December 14, 2004, the Company exercised the call option to acquire the 9.68% interest in Dayamitra.

Under Indonesian GAAP, prior to December 14, 2004, the Company accounted for the remaining 9.68% interest in Dayamitra as minority interest. In addition, the option price paid by the Company was presented as “Advance payments for investments in shares of stock.” The Company started consolidating the remaining 9.68% interest in Dayamitra only on December 14, 2004 following the exercise of the option.

The difference in the timing of the recognition of the 9.68% ownership interest gives rise to differences in the timing and amounts of the purchase consideration recognized under Indonesian GAAP and U.S. GAAP.

m.	Asset retirement obligations

Under Indonesian GAAP, costs associated with the retirement of long-lived assets that the Company and its subsidiaries must cover by law as a result from the acquisition, construction, development and/or the normal operation of long-lived assets, are charged to the consolidated statement of income as incurred.

Under U.S. GAAP, the estimated fair value of such obligation is accrued at the time of the acquisition with an equal amount capitalized to the related long-lived assets and depreciated over the useful lives of the assets. The Company and its subsidiaries identified their asset retirement obligations by reviewing their contractual agreements to determine whether the Company and its subsidiaries are required to settle any obligations as a result of the prevailing laws, statute and ordinance, or by legal construction of a contract under the doctrine of promissory estoppel. A present value technique is used to estimate the fair value of the obligations. The cash flows used in the estimates of fair value have incorporated the assumptions relating to the timing and the amount of the possible cash flows. Accretion expense resulting from the passage of time is recognized in the consolidated statement of income. In subsequent periods, changes resulting from the revisions to the timing and the amount of the original estimate of undiscounted cash flows are recognized as an increase or decrease in (a) the carrying amount of the liability, and (b) the related asset retirement cost capitalized as part of the carrying amount of the related long-lived asset.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2006 AND 2007
AND YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
56.	SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN INDONESIAN GAAP AND U.S. GAAP (continued)
(1)	Description of differences between Indonesian GAAP and U.S. GAAP (continued)
n.	Deferred taxes

Under Indonesian GAAP, the Company and its subsidiaries do not recognize deferred taxes on temporary differences between the carrying amounts and the tax bases of their equity method investments when it is not probable that these differences will reverse in the foreseeable future. For financial reporting purposes, deferred tax assets and liabilities are presented as non-current accounts.

Under U.S. GAAP, deferred taxes are recognized in full on temporary differences between the carrying amounts and the tax bases of equity method investments. For financial reporting purposes, deferred tax assets and liabilities are presented either as current or non-current accounts based on the expected realization of the related assets or liabilities.

o.	Impairment of assets

Under Indonesian GAAP, an impairment loss is recognized whenever the carrying amount of an asset or its cash-generating unit exceeds its recoverable amount. The recoverable amount of a fixed asset is the greater of its net selling price or value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects the current market assessment of the time value of money and the risks specific to the asset. An impairment loss can be reversed if there has been a change in the estimates used to determine the recoverable amount.

An impairment loss is only reversed to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation, if no impairment loss had been recognized.

Under U.S. GAAP, an impairment loss is recognized whenever the sum of the expected future cash flows (undiscounted and without interest charges) is less than the carrying amount of the asset. An impaired asset is written down to its estimated fair value based on its quoted market price in an active market or its discounted estimated future cash flows. Reversals of previously recognized impairment losses are prohibited.

In 2005, the Company recognized impairment charges on BSS equipment which are part of transmission installation and equipment of fixed wireless assets. The sum of the expected future cash flows (undiscounted and without interest charges) relating to these impaired assets was less than their carrying amount. Therefore, for U.S. GAAP reporting purposes, these assets were written down to their estimated fair value based on their discounted estimated future cash flows. The estimated fair value of the impaired assets determined under U.S. GAAP was the same as that determined under Indonesian GAAP and accordingly, there were no differences between Indonesian GAAP and U.S. GAAP.

p.	Gains (losses) on disposals of property, plant and equipment

Under Indonesian GAAP, the Company and its subsidiaries classify the gains (losses) on disposals of property, plant and equipment as component of other income (expense) which are excluded from determination of operating income.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2006 AND 2007
AND YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
56.	SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN INDONESIAN GAAP AND U.S. GAAP (continued)
(1)	Description of differences between Indonesian GAAP and U.S. GAAP (continued)
p.	Gains (losses) on disposals of property, plant and equipment (continued)

Under U.S. GAAP, the gains (losses) on disposals of property, plant and equipment are classified as component of operating expenses and hence included in the determination of operating income. For the years ended December 31, 2005, 2006 and 2007, the operating income would have been higher (lower) by Rp.46,193 million, (Rp.47,983) million and Rp.20,641 million, respectively, and other income (expenses) would have been (higher) lower by the same amounts due to the inclusion of the gains (losses) on disposals of property, plant and equipment in the determination of operating income.

q.	Reclassification of difference in value of restructuring transactions and other transactions between entities under common control

Under Indonesian GAAP, the Company is required to reclassify the difference in value of restructuring transactions and other transactions between entities under common control as of January 1, 2005 as a direct adjustment to retained earnings when the common control relationship between the transacting parties no longer existed as of January 1, 2005.

Under U.S. GAAP, the difference in value of restructuring transactions between entities under common control remains in stockholders’ equity indefinitely as part of the additional paid-in capital.

r.	Available-for-sale securities

Under Indonesian GAAP, available-for-sale securities are carried at fair values and changes in fair values are recognized in “Unrealized holding gain (loss) on available-for-sale securities” under stockholders’ equity section.

Under U.S. GAAP, available-for-sale securities are carried at fair values and any unrealized gains or losses are reported as a component of accumulated other comprehensive income under stockholders’ equity section.

s.	Cumulative translation adjustments

Under Indonesian GAAP, investments in foreign companies using the equity method are reported by translating the assets and the liabilities of these companies as of the balance sheet date using the rate of exchange prevailing at that date. Revenues and expenses are translated using the exchange rates at the date of transaction or the average exchange rate for the year for practical reasons. The resulting translation adjustments are reported as part of “Translation Adjustments” in the stockholders’ equity section.

Under U.S. GAAP, the resulting translation adjustments are reported in accumulated other comprehensive income under stockholders’ equity section.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2006 AND 2007
AND YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
56.	SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN INDONESIAN GAAP AND U.S. GAAP (continued)
(1)	Description of differences between Indonesian GAAP and U.S. GAAP (continued)
t.	Amendment and restatement of the KSO VII

The Company has accounted for the amendment and restatement of the KSO VII agreement as a business combination using the purchase method of accounting.

Under Indonesian GAAP, the fair value of the unearned income relating to the RSA was deemed to be equal to the fair value of the property, plant and equipment under those RSA based on the accounting treatment of RSA under Indonesian GAAP.

Under U.S. GAAP, the fair value of the obligation under the RSA has been determined to be Rp.473,754 million based on the present value of the estimated future payments to BSI’s business partners under the RSA.

Under Indonesian GAAP, the excess of the acquisition cost over the Company’s interest in the fair value of identifiable assets acquired and liabilities assumed is recorded as goodwill. After assigning the purchase consideration to all other identifiable assets and liabilities, the remaining residual amount was allocated to the intangible asset representing the right to operate the business in the KSO VII area, to be amortized over the remaining KSO VII term of 4.3 years. As a result, there was no goodwill recognized under Indonesian GAAP.

For U.S. GAAP reporting purposes, the right to operate the KSO VII operation represented a reacquired right and was recognized by the Company as a separate intangible asset under Emerging Issues Task Force (“EITF”) 04-1 “Accounting for Preexisting Relationships between the Parties to a Business Combination”. The intangible asset was directly valued to determine its fair value in accordance with the requirements in EITF Topic No. D-108 “Use of the Residual Method to Value Acquired Assets Other Than Goodwill”. The excess of the purchase consideration over the net of the amounts assigned to assets acquired and liabilities assumed of Rp.61,386 million was recognized as goodwill.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2006 AND 2007
AND YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
56.	SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN INDONESIAN GAAP AND U.S. GAAP (continued)
(2)	a.	The significant adjustments to the consolidated net income for the years ended December 31, 2005, 2006 and 2007 which would be required if U.S. GAAP have been applied, instead of Indonesian GAAP, in the consolidated financial statements are set forth below:

	Note	2005	2006	2007
Net income according to the consolidated statements of income prepared under Indonesian GAAP		7,993,566	11,005,577	12,857,018

U.S. GAAP adjustments — increase (decrease) due to:
Voluntary termination benefits	(a)	—	1,461,149	(1,461,149)
Capitalization of foreign exchange differences — net of related depreciation of Rp.77,010 million, Rp.79,178 million and Rp.76,473 million in 2005, 2006, and 2007, respectively	(b)	77,010	79,178	76,473
Foreign exchange gain — net of related depreciation of Rp.nil, Rp.nil, and Rp.14,634 million in 2005, 2006, and 2007, respectively on contracts containing embedded foreign currency derivative instrument	(c)	—	—	57,156
Interest capitalized on assets under construction — net of related depreciation of Rp.17,275 million, Rp.23,270 million and Rp.34,686 million, respectively	(d)	23,825	73,934	61,865
RSA	(e)	69,173	58,545	274,917
Pension and other post-retirement benefits	(f)	(195,810)	105,557	(115,759)
Post-retirement health care	(f)	(104,466)	(101,205)	(97,572)
Equity in net loss of associated companies	(g)	(192)	(223)	(324)
Amortization of land rights	(h)	(4,881)	(16,947)	(20,481)
Revenue recognition	(i)	5,046	(4,547)	43,941
Amortization of goodwill	(j)	21,270	8,858	—
Capital leases	(k)	(47,524)	(27,580)	(31,988)
Adjustment for consolidation of Dayamitra	(l)	5,084	11,127	11,388
Assets retirement obligations	(m)	(848)	(11,255)	(11,936)
Amendment and restatement of the KSO VII	(t)	—	4,479	15,857

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2006 AND 2007
AND YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
56.	SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN INDONESIAN GAAP AND U.S. GAAP (continued)
(2)	a.	(continued)

	Note	2005	2006	2007
Deferred income tax:
Deferred income tax on equity method investments	(n)	(3,206)	2,053	(2,503)
Deferred income tax effect on U.S. GAAP adjustments		18,288	(520,693)	329,387

		(137,231)	1,122,430	(870,728)
Minority interest		(16,244)	(16,559)	(20,733)

Net adjustments		(153,475)	1,105,871	(891,461)

Net income in accordance with U.S. GAAP		7,840,091	12,111,448	11,965,557

Net income per share in accordance with U.S. GAAP — in full Rupiah amount		388.89	602.12	599.43

Net income per ADS in accordance with U.S. GAAP — in full Rupiah amount (40 Series B shares per ADS)		15,555.74	24,085.00	23,977.20

b.	The significant adjustments to the consolidated stockholders’ equity as of December 31, 2006 and 2007 which would be required if U.S. GAAP have been applied, instead of Indonesian GAAP, in the consolidated financial statements, are set forth below:

	Note	2006	2007
Stockholders’ equity according to the consolidated balance sheets prepared under Indonesian GAAP		28,068,689	33,748,579

U.S. GAAP adjustments — increase (decrease) due to:
Voluntary termination benefits	(a)	1,461,149	—
Capitalization of foreign exchange differences — net of related depreciation	(b)	(392,698)	(310,422)
Foreign exchange gain — net of related depreciation, on contracts containing embedded foreign currency derivative instrument	(c)	—	57,156
Interest capitalized on assets under construction — net of related depreciation	(d)	226,373	282,435
RSA	(e)	(164,609)	110,308
Pension and other post-retirement benefits	(f)	(349,653)	(984,031)
Post-retirement health care	(f)	(1,786,355)	(2,780,519)
Equity in net loss of associated companies	(g)	(18,844)	(19,168)
Amortization of land rights	(h)	(100,946)	(121,427)
Revenue recognition	(i)	(713,890)	(669,949)

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2006 AND 2007
AND YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
56.	SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN INDONESIAN GAAP AND U.S. GAAP (continued)
(2)	b.	(continued)

	Note	2006	2007
Amortization of goodwill	(j)	93,937	93,937
Capital leases	(k)	(57,416)	(89,404)
Adjustment for consolidation of Dayamitra	(l)	(45,517)	(34,129)
Assets retirement obligations	(m)	(13,799)	(25,735)
Amendment and restatement of the KSO VII	(t)	4,479	20,336

Deferred income tax:
Deferred income tax on equity method investments	(n)	38,768	35,561
Deferred income tax effect on U.S. GAAP adjustments		39,180	522,430

		(1,779,841)	(3,912,621)
Minority interest		19,724	(18,145)

Net adjustments		(1,760,117)	(3,930,766)

Stockholders’ equity in accordance with U.S. GAAP		26,308,572	29,817,813

c.	The changes in the stockholders’ equity in accordance with U.S. GAAP for the years ended December 31, 2005, 2006 and 2007, are as follows:

	2005	2006	2007
Stockholders’ equity at beginning of year	19,570,912	24,568,488	26,308,572
Changes during the year:
Net income under U.S. GAAP	7,840,091	12,111,448	11,965,557
Dividends	(2,921,227)	(5,371,107)	(6,047,448)
Accumulated other comprehensive income, net of tax	(11,288)	(4,138,046)	(1,274,468)
Compensation for early termination of exclusive rights	90,000	90,000	90,000
Treasury stock	—	(952,211)	(1,224,400)

Stockholders’ equity at end of year	24,568,488	26,308,572	29,817,813

d.	With regard to the consolidated balance sheets, the following significant captions determined under U.S. GAAP would have been:

	2006	2007
Consolidated balance sheets
Current assets	14,639,334	16,976,961
Non-current assets	61,495,104	66,962,794

Total assets	76,134,438	83,939,755

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2006 AND 2007
AND YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
56.	SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN INDONESIAN GAAP AND U.S. GAAP (continued)
(2)	d.	(continued)

	2006	2007
Current liabilities	19,682,445	22,068,425
Non-current liabilities	21,976,058	22,730,610

Total liabilities	41,658,503	44,799,035
Minority interest in net assets of subsidiaries	8,167,363	9,322,907
Stockholders’ equity	26,308,572	29,817,813

Total liabilities and stockholders’ equity	76,134,438	83,939,755

(3)	Additional consolidated financial statement disclosures required by U.S. GAAP and U.S. SEC
a.	Income tax
(i).	The reconciliation between the expected income tax provision in accordance with U.S. GAAP and the actual provision for income tax recorded in accordance with U.S. GAAP, is as follows:

	2005	2006	2007
Consolidated income before tax in accordance with U.S. GAAP	16,089,111	23,634,675	24,398,041
Income tax in accordance with U.S. GAAP at 30% statutory tax rate	4,826,733	7,090,402	7,319,412

Effect of non-deductible expenses (non-taxable income) at the enacted maximum tax rate (30%):
Net periodic post-retirement health care benefit cost	169,534	200,841	233,151
Amortization of discount on promissory notes and other borrowing costs	62,132	13,882	6,645
Tax penalty	24,155	25,288	28,225
Employee benefits	18,618	28,931	30,343
Permanent differences of the KSO Units	17,458	39,544	35,286
Income which was already subject to final tax	(68,336)	(137,915)	(139,132)
Adjustment to deferred tax liability in relation with property, plant and equipment	—	131,664	(132,407)
Others	118,511	165,929	219,414

Total	342,072	468,164	281,525

Income tax expense in accordance with U.S. GAAP	5,168,805	7,558,566	7,600,937

For the years ended December 31, 2005, 2006 and 2007, all of the Company and its subsidiaries’ operating revenues were earned in Indonesia, and accordingly, the Company and its subsidiaries have not been subjected to income tax in other countries.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2006 AND 2007
AND YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
56.	SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN INDONESIAN GAAP AND U.S. GAAP (continued)
(3)	Additional consolidated financial statement disclosures required by U.S. GAAP and U.S. SEC (continued)
a.	Income tax (continued)
(ii).	Deferred tax

	2006	2007
Deferred tax assets
Current
Unearned income	37,943	37,130
Allowance for doubtful accounts	298,797	371,809
Allowance for inventories obsolescence	14,212	16,012
Accrued expenses	124,536	206,976
Deferred consideration for business combinations	260,596	347,276
Others	6,697	23,329

	742,781	1,002,532

Non-current
Unearned income	176,225	163,854
Long-term investments	38,768	35,561
Deferred consideration for business combinations	1,006,149	680,174
Accrued LSA	117,440	—
Accrued pension and other post-retirement benefits costs	474,545	691,995
Others	45,854	134,003

	1,858,981	1,705,587

Total deferred tax assets (before offset)	2,601,762	2,708,119

Deferred tax liabilities
Current
Prepaid expenses	(65,301)	(86,635)
Non-current
Property, plant and equipment	(3,908,247)	(4,177,923)
Intangible assets	(1,186,358)	(885,131)

	(5,094,605)	(5,063,054)

Total deferred tax liabilities (before offset)	(5,159,906)	(5,149,689)

Net deferred tax liabilities presented after offset in the consolidated balance sheets are as follows:
Current deferred tax assets	678,070	926,738
Current deferred tax liabilities	(590)	(10,841)
Non-current deferred tax assets	6,171	8,190
Non-current deferred tax liabilities	(3,241,795)	(3,365,657)

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2006 AND 2007
AND YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
56.	SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN INDONESIAN GAAP AND U.S. GAAP (continued)
(3)	Additional consolidated financial statement disclosures required by U.S. GAAP and U.S. SEC (continued)
a.	Income tax (continued)
(ii).	Deferred tax (continued)

For the years ended December 31, 2006 and 2007, the Company and its subsidiaries adopted SFAS 158 and recognized deferred tax assets arising from the transition obligations, the prior service costs and the actuarial losses totaling Rp.606,015 million and Rp.777,691 million, respectively, in the accumulated other comprehensive income.

Deferred tax assets relating to deferred consideration for business combinations arose from the tax deductions that could be claimed on the fixed monthly payments to MGTI and BSI for corporate income tax calculations.

(iii).	Accounting for uncertainty in income tax

The Company and its subsidiaries adopted the provisions of FASB Interpretation (“FIN”) 48, “Uncertainty in Income Tax: an Interpretation of SFAS 109” effective January 1, 2007. FIN 48 addresses the determination of whether tax benefits claimed or expected to be claimed on a tax return should be recorded in the financial statements. Under FIN 48, the tax benefit from an uncertain tax position shall be recognized when it is more likely than not, based on the technical merits of the position, that the position will be sustained on examination by the Tax Authorities. The amount of the tax benefits to be recognized is the largest amount of benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement.

Based on the analysis of all tax positions of the Company and its subsidiaries related to income taxes subject to SFAS 109, the Company and its subsidiaries determined that there is no material impact on the consolidated financial statements for any years still subject to any tax examination, and that the recognition of unrecognized tax benefits will not have a material impact on the effective income tax rate in any given years. The Company and its subsidiaries do not anticipate that the current position of unrecognized tax benefits will significantly change in the next 12 months.

For the year ended December 31, 2007, there have been no interest and penalties incurred in relation with corporate income taxes. The Company and subsidiaries record interest and penalties for the underpayment of income taxes, if any, in interest expenses and other expenses account, respectively, in the consolidated financial statements.

As of December 31, 2007, the Company is subject to tax audits for fiscal years 2003, 2005 and 2006, Telkomsel for fiscal years 2003, GSD for fiscal years 2003 up to 2006, and Infomedia for fiscal years 2004 up to 2006. Currently, Telkomsel is being audited by the Tax Office for the fiscal year 2006.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2006 AND 2007
AND YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
56.	SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN INDONESIAN GAAP AND U.S. GAAP (continued)
(3)	Additional consolidated financial statement disclosures required by U.S. GAAP and U.S. SEC (continued)
b.	Fair values of financial instruments

The following methods and assumptions are used to estimate the fair value of each class of financial instruments:
(i).	Cash and cash equivalents and temporary investments

The carrying amounts approximate fair values because of the short-term nature of the financial assets.

(ii).	Short-term bank loans

The carrying amounts approximate fair values because of the short-term nature of the financial liabilities.

(iii).	Long-term liabilities

The fair values of long-term liabilities other than bonds and guaranteed notes are estimated by discounting the future cash flows of each liability at rates currently offered to the Company and its subsidiaries for similar debts of comparable maturities by the bankers of the Company and its subsidiaries.

The fair values of bonds and guaranteed notes are based on market prices at balance sheet date.

(iv).	The estimated fair values of the Company and its subsidiaries’ financial assets and liabilities are as follows:

	Carrying
	amount	Fair value
2006
Cash and cash equivalents	8,315,836	8,315,836
Temporary investments	84,492	84,492
Short-term bank loans	687,990	687,990
Long-term liabilities:
Two-step loans	4,476,613	4,160,725
Bonds	997,137	1,027,305
Medium-term Notes	464,818	460,316
Bank loans	4,157,059	4,077,943
Deferred consideration for business combinations	4,591,177	4,695,899

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2006 AND 2007
AND YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
56.	SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN INDONESIAN GAAP AND U.S. GAAP (continued)
(3)	Additional consolidated financial statement disclosures required by U.S. GAAP and U.S. SEC (continued)
b.	Fair values of financial instruments (continued)
(iv).	The estimated fair values of the Company and its subsidiaries’ financial assets and liabilities are as follows: (continued)

	Carrying
	amount	Fair value
2007
Cash and cash equivalents	10,140,791	10,140,791
Temporary investments	159,504	159,504
Short-term bank loans	573,669	573,669
Long-term liabilities:
Two-step loans	4,174,424	3,849,337
Bonds	—	—
Medium-term Notes	—	—
Bank loans	7,387,675	7,295,528
Deferred consideration for business combinations	3,634,785	3,736,086
The methods and assumptions followed to determine the fair value estimates are inherently judgmental and involved various limitations, including the following:
a.	Fair values presented do not take into consideration the effect of future currency fluctuations.

b.	Estimated fair values are not necessarily indicative of the amounts that the Company and its subsidiaries would record upon disposal/termination of the financial assets and liabilities.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2006 AND 2007
AND YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
56.	SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN INDONESIAN GAAP AND U.S. GAAP (continued)
(3)	Additional consolidated financial statement disclosures required by U.S. GAAP and U.S. SEC (continued)
c.	Comprehensive income

	2005	2006	2007
Net income under U.S. GAAP	7,840,091	12,111,448	11,965,557
Unrealized holding gain (loss) on available-for-sale securities	(1,632)	9,613	2,372
Foreign currency translation adjustments of associated companies, net of tax of Rp.1,097 million, (Rp.1,675) million and Rp.704 million, in 2005, 2006 and 2007, respectively	2,560	(3,909)	1,644
Minimum pension liability adjustments, net of tax of Rp.5,235 million, Rp.nil and Rp.nil in 2005, 2006 and 2007, respectively	(12,216)	—	—
Unrecognized actuarial losses prior service costs and transition obligations, net of tax	—	—	(1,278,484)

	7,828,803	12,117,152	10,691,089

The components of accumulated other comprehensive income are as follows:

	2005	2006	2007
Unrealized holding gain (loss) on available-for-sale securities	(748)	8,865	11,237
Foreign currency translation adjustments of associated companies	163,276	159,367	161,011
Minimum pension liability adjustments	(12,216)	—	—
Adjustments arising from the SFAS 158 adoption:
Transition obligations	—	(241,301)	(196,722)
Prior service costs	—	(1,055,840)	(1,475,427)
Actuarial losses	—	(2,858,825)	(3,762,301)

	150,312	(3,987,734)	(5,262,202)

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2006 AND 2007
AND YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
56.	SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN INDONESIAN GAAP AND U.S. GAAP (continued)
(3)	Additional consolidated financial statement disclosures required by U.S. GAAP and U.S. SEC (continued)
d.	Employee benefits
(i).	The Company
a.	The disclosures under SFAS 132 (Revised 2003) “Employers’ Disclosures about Pension and Other Postretirement Benefits” and SFAS 106 are as follows:

	Pension			Health care
	2005	2006	2007	2005	2006	2007
Components of net periodic benefits costs
Service costs	138,117	187,960	441,174	87,636	107,513	115,392
Interest costs	789,830	768,586	976,920	507,994	605,573	735,427
Expected return on plan assets	(533,333)	(677,602)	(788,583)	(103,498)	(145,264)	(237,937)
Amortization of prior service costs (gains)	201,265	201,265	253,601	(367)	(367)	(367)
Recognized actuarial losses	21,244	—	—	88,589	121,986	183,926
Amortization of transition obligations	28,634	28,634	28,634	24,325	24,325	24,325

Net periodic benefits costs	645,757	508,843	911,746	604,679	713,766	820,766
Amounts charged to KSO Units under contractual agreement	(18,660)	(16,159)	—	(11,627)	(7,812)	—

Total net periodic benefits costs less amounts charged to KSO units	627,097	492,684	911,746	593,052	705,954	820,766

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2006 AND 2007
AND YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
56.	SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN INDONESIAN GAAP AND U.S. GAAP (continued)
(3)	Additional consolidated financial statement disclosures required by U.S. GAAP and U.S. SEC (continued)
d.	Employee benefits (continued)
(i).	The Company (continued)
b.	The following table presents the changes in the benefits obligations, the changes in the plan assets, and the current and non-current portions of the accrued costs recognized in the Company’s U.S. GAAP consolidated balance sheets as of December 31, 2006 and 2007:

	Pension		Health care
	2006	2007	2006	2007
Changes in benefits obligations
Benefits obligation at beginning of year	7,140,100	8,121,381	5,574,489	6,985,343
Service costs	187,960	441,174	107,513	115,392
Interest costs	768,586	976,920	605,573	735,427
Plan participants’ contributions	43,918	43,396	—	—
Actuarial losses (gain)	306,254	939,408	850,037	(139,453)
Benefits paid	(325,437)	(493,050)	(152,269)	(174,520)
Effects on benefits changes	—	698,583	—	1,403,423

Benefits obligation at end of year	8,121,381	10,727,812	6,985,343	8,925,612

Change in plan assets
Fair value of plan assets at beginning of year	5,429,954	7,210,748	1,493,897	2,253,261
Actual return on plan assets	1,368,816	1,573,137	196,779	397,431
Employer’s contributions	693,497	700,161	714,854	900,000
Plan participants’ contributions	43,918	43,396	—	—
Benefits paid	(325,437)	(493,050)	(152,269)	(174,520)

Fair value of plan assets at end of year	7,210,748	9,034,392	2,253,261	3,376,172

Accrued costs	(910,633)	(1,693,420)	(4,732,082)	(5,549,440)

Accrued costs — current portion	(334,576)	(441,597)	(179,510)	(221,995)
Accrued costs — non-current portion	(576,057)	(1,251,823)	(4,552,572)	(5,327,445)
c.	The measurement date used to determine pension and health care benefits measures for the pension plans and the health care plan is December 31 for each of the years.

d.	The assumptions used by the independent actuary to determine the benefits obligation of the plans as of December 31, 2006 and 2007 were as follows:

	Pension		Health care
	2006	2007	2006	2007
Discount rate	10.5%	10.25%	10.5%	10.25%
Rate of compensation increases	8%	8%	—	—

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2006 AND 2007
AND YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
56.	SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN INDONESIAN GAAP AND U.S. GAAP (continued)
(3)	Additional consolidated financial statement disclosures required by U.S. GAAP and U.S. SEC (continued)
d.	Employee benefits (continued)
(i).	The Company (continued)
e.	The assumptions used by the independent actuary to determine the net periodic benefits costs of the plans for the years ended December 31, 2005, 2006 and 2007, were as follows:

	Pension			Health care
	2005	2006	2007	2005	2006	2007
Discount rate	11%	10.5%	10.25%	11%	10.5%	10.25%
Expected long-term return on plan assets	10.5%	10.5%	10%	8%	8.5%	9%
Rate of compensation increases	8%	8%	8%	—	—	—
f.	Future health care costs trend rates as of December 31, 2005, 2006 and 2007, were assumed as follows:

	2005	2006	2007
Health care costs trend assumed for next year	9%	12%	14%
Ultimate health care costs trend rate	9%	8%	8%
Year that the rate reaches the ultimate trend rate	2006	2011	2011
g.	The actuarial valuations for the defined benefit pension plan and post-retirement health care plan as of December 31, 2005, 2006 and 2007 were prepared on February 27, 2006, April 24, 2007 and March 31, 2008, respectively, by an independent actuary.

The discount rates were based on the Government Bond yields. The rates of compensation increases assumed were based on the long-term inflation rates of between 6% and 7%. The expected long-term returns on the plan assets were based on the average rate of earnings expected on the funds invested or to be invested.

Assumed future health care cost trends have a significant effect on the amounts reported for the health care plan. A one-percentage-point change in the assumed future health care costs trend rates would have the following effects:

	1-percentage-	1-percentage-
	point increase	point decrease
Effect on total of service and interest costs components	209,881	(173,203)
Effect on post-retirement health care benefits obligations	1,644,000	(1,363,108)

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2006 AND 2007
AND YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
56.	SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN INDONESIAN GAAP AND U.S. GAAP (continued)
(3)	Additional consolidated financial statement disclosures required by U.S. GAAP and U.S. SEC (continued)
d.	Employee benefits (continued)
(i).	The Company (continued)
h.	The investment policies established by management for the pension plans require a minimum of 95% of the fund to be invested in the following asset types and a minimum overall rate of return of 10%:

Based on
percentage of fund invested
Time deposits	Up to 100%
Deposits on call	Up to 100%
Certificates of deposit	Up to 100%
Listed shares	Up to 50%
Listed debt securities	Up to 50%
Unlisted shares and debt securities	Up to 20%
Real estates	Up to 15%
Mutual funds	Up to 50%
Certificates by Bank Indonesia	Up to 100%
Securities by the Indonesian Government	Up to 75%
i.	The weighted average asset allocations of the Company’s pension plan as of December 31, 2006 and 2007, by asset category, were as follows:

	Plan assets
	as of December 31,
	2006	2007
Asset category
Debt securities	74%	60%
Deposit securities	4%	6%
Equity securities	18%	24%
Mutual fund	0%	5%
Real estates	1%	1%
Others	3%	4%

Total	100%	100%

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2006 AND 2007
AND YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
56.	SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN INDONESIAN GAAP AND U.S. GAAP (continued)
(3)	Additional consolidated financial statement disclosures required by U.S. GAAP and U.S. SEC (continued)
d.	Employee benefits (continued)
(i).	The Company (continued)
j.	Equity securities include the Company’s common stock amounting to Rp.238,495 million and Rp.296,876 million (3.3% and 3.3% of the total Company’s pension plan assets) as of December 31, 2006 and 2007, respectively.

Debt securities include the Company’s bonds amounting to Rp.217,531 million and Rp.nil (3.0% and 0% of the total Company’s pension plan assets) as of December 31, 2006 and 2007, respectively.

k.	Management has established investment policies for the post-retirement health care benefits plan which require a minimum of 95% of the fund to be invested in the following asset types:

Based on
percentage of fund invested
Time deposits	Up to 100%
Deposits on call	Up to 100%
Listed shares	Not exceeding 50%
Listed debt securities	Not exceeding 50%
Mutual funds	Not exceeding 50%
Certificates by Bank Indonesia	Up to 50%
Securities by the Indonesian Government	Not exceeding 75%
l.	The weighted average asset allocations of the Company’s post-retirement health care plan as of December 31, 2006 and 2007, by asset category, were as follows:

	Plan assets
	as of December 31,
Asset category	2006	2007

Deposit securities	18%	7%
Debt securities	30%	40%
Equity securities	1%	12%
Mutual fund	32%	36%
Others	19%	5%

Total	100%	100%

m.	Debt securities include the Company’s Notes and bonds amounting to Rp.183,700 million and Rp.nil (8.1% and 0% of the total Company’s post retirement health care plan assets) as of December 31, 2006 and 2007, respectively.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2006 AND 2007
AND YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
56.	SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN INDONESIAN GAAP AND U.S. GAAP (continued)
(3)	Additional consolidated financial statement disclosures required by U.S. GAAP and U.S. SEC (continued)
d.	Employee benefits (continued)
(i).	The Company (continued)
m.	(continued)

Equity securities include the Company’s stock amounting to Rp.7,548 million and Rp.50,876 million (0.3% and 1.5% of the total Company’s post-retirement health care plan assets) as of December 31, 2006 and 2007, respectively.

n.	The Company expected to contribute Rp.889,061 million to its defined benefit pension plan and Rp.1,100,000 million to its post-retirement health care plan during 2008.
(ii).	Telkomsel
a.	Pension plan

	2005	2006	2007
Service costs	12,901	25,432	38,017
Interest costs	8,412	18,900	27,603
Expected return on plan assets	(832)	(2,126)	(2,232)
Amortization of prior service costs	24	24	24
Recognized actuarial losses	1,920	6,080	9,249
Amortization of transition obligations	458	458	458

Net periodic benefits costs	22,883	48,768	73,119

b.	The following table presents the changes in the benefits obligations, the changes in the plan assets and the accrued costs recognized in Telkomsel’s U.S. GAAP balance sheets as of December 31, 2006 and 2007:

	2006	2007
Changes in benefits obligation
Benefits obligation at beginning of year	173,680	265,336
Service costs	25,432	38,017
Interest costs	18,900	27,603
Actuarial losses	51,056	3,417
Benefits paid	(3,732)	(2,277)

Benefits obligation at end of year	265,336	332,096

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2006 AND 2007
AND YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
56.	SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN INDONESIAN GAAP AND U.S. GAAP (continued)
(3)	Additional consolidated financial statement disclosures required by U.S. GAAP and U.S. SEC (continued)
d.	Employee benefits (continued)
(ii).	Telkomsel (continued)
b.	(continued)

	2006	2007
Changes in plan assets
Fair value of plan assets at beginning of year	20,971	29,904
Actual return on plan assets	(18,792)	65,862
Employer’s contributions	29,731	38,592
Benefits paid	(2,006)	(2,277)

Fair value of plan assets at end of year	29,904	132,081

Accrued costs	(235,432)	(200,015)

Accrued costs — current portion	(4,908)	(5,732)
Accrued costs — non-current portion	(230,524)	(194,283)
c.	The actuarial calculation for the pension plan was prepared by an independent actuary. The measurement date used to determine pension benefit measures for the pension plan is December 31 of each of the years.
d.	The assumptions used by the independent actuary to determine the benefits obligation of the plan as of 31 December 31, 2006 and 2007, were as follows:

	2006	2007
Discount rate	10.5%	10.5%
Rate of compensation increases	8%	8%
e.	The assumptions used by the independent actuary to determine the net periodic pension cost of the plan as of December 31, 2005, 2006 and 2007, were as follows:

	2005	2006	2007
Discount rate	11%	10.5%	10.5%
Expected long-term return on plan assets	7.5%	7.5%	10.5%
Rate of compensation increases	9%	8%	8%
Telkomsel’s pension plan is managed by Jiwasraya, a state-owned insurance company (Note 42).

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2006 AND 2007
AND YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
56.	SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN INDONESIAN GAAP AND U.S. GAAP (continued)
(3)	Additional consolidated financial statement disclosures required by U.S. GAAP and U.S. SEC (continued)
d.	Employee benefits (continued)
(iii).	Expected future benefit payments
The expected benefits payments by the Company and its subsidiaries are as follows:

	Pension	Health care
2008	447,647	221,995
2009	547,783	260,798
2010	523,652	301,815
2011	592,041	342,446
2012	658,624	380,314
2013 - 2017	6,140,830	2,661,371
(iv).	The amounts recognized in accumulated other comprehensive income as of December 31, 2006 and 2007 consisted of:

	2006
		Post-	Other post-
	Pension	retirement	retirement
	benefit	health care	benefits	Total	Deferred tax	Net of tax
Transition obligations	66,715	194,599	—	261,314	20,013	241,301
Prior service costs (gain)	1,459,198	(833)	50,335	1,508,700	452,860	1,055,840
Actuarial losses	296,054	2,529,480	171,667	2,997,201	138,376	2,858,825

Total	1,821,967	2,723,246	222,002	4,767,215	611,249	4,155,966

	2007
		Post-	Other post-
	Pension	retirement	retirement
	benefit	health care	benefits	Total	Deferred tax	Net of tax
Transition obligations	37,783	170,274	—	208,057	11,335	196,722
Prior service costs (gain)	2,064,975	(466)	43,443	2,107,952	632,525	1,475,427
Actuarial losses	266,213	3,450,030	179,889	3,896,132	133,831	3,762,301

Total	2,368,971	3,619,838	223,332	6,212,141	777,691	5,434,450

The transition obligations, prior service costs and net actuarial losses included in accumulated other comprehensive income as of December 31, 2007 and expected to be recognized in net periodic costs for the year ended December 31, 2008, are as follows:

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2006 AND 2007
AND YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
56.	SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN INDONESIAN GAAP AND U.S. GAAP (continued)
(3)	Additional consolidated financial statement disclosures required by U.S. GAAP and U.S. SEC (continued)
d.	Employee benefits (continued)
(iv).	(continued)

		Post-	Other post-
		retirement	retirement
	Pension	Healthcare	benefits	Total
Transition obligations	28,932	24,325	—	53,257
Prior service costs (gain)	283,579	(367)	6,892	290,104
Actuarial losses	3,952	268,924	12,185	285,061

Gross before taxes	316,463	292,882	19,077	628,422
Deferred taxes	(94,939)	—	(5,723)	(100,662)

Net of taxes	221,524	292,882	13,354	527,760

e.	Operating lease

For the years ended December 31, 2005, 2006 and 2007, the Company and its subsidiaries recorded operating lease expenses for land and building, vehicle and office equipment totaling to Rp.551,882 million, Rp.729,839 million and Rp.810,210 million, respectively.

Certain subsidiaries entered into a non-cancelable office lease agreements. The minimum lease payment for each of the five succeeding years amounted to Rp.61,452 million, Rp.10,054 million, Rp.4,776 million, Rp.4,776 million and Rp.4,776 million for 2008, 2009, 2010, 2011 and 2012, respectively.
f.	Recent accounting pronouncements in the United States of America

In September 2006, FASB issued SFAS 157, “Fair Value Measurements” which establishes a framework for measuring fair value in U.S. GAAP SFAS 157 applies under other accounting pronouncements that require or permit fair value measurements, FASB having previously concluded in those accounting pronouncements that fair value is the relevant attribute. SFAS 157 shall be effective for financial statements issued for fiscal years beginning after November 15, 2007, and for an interim period within that fiscal year. The Company and its subsidiaries have applied SFAS 157 for the fiscal year beginning January 1, 2008. The Company and its subsidiaries are currently assessing the impact of the application of SFAS 157 on the consolidated financial statements.

In February 2007, FASB issued SFAS 159, “The Fair Value Option for Financial Assets and Financial Liabilities including an amendment of FASB Statement No. 115”. Under the provisions of SFAS 159, companies may choose to account for financial assets and liabilities (as well as certain non-financial instruments that are similar to financial instruments) at fair value on an instrument-by-instrument basis. Changes in fair value shall be recognized in earnings for each reporting period. SFAS 159 shall be effective as of the beginning of the fiscal year that begins after November 15, 2007. The Company and its subsidiaries do not choose fair value to measure its financial assets and liabilities.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2006 AND 2007
AND YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
56.	SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN INDONESIAN GAAP AND U.S. GAAP (continued)
(3)	Additional consolidated financial statement disclosures required by U.S. GAAP and U.S. SEC (continued)
f.	Recent accounting pronouncements in the United States of America (continued)
In December 2007, FASB issued SFAS 141 (Revised 2007), “Business Combinations”. The revision provides guidance on recognizing assets and liabilities arising from contingencies in a business combination. It also provides guidance on recording step-by-step acquisition, recognizing and measuring goodwill or a gain from a bargain purchase, equity interest exchange and noncontrolling interest presentation. SFAS 141 (Revised 2007) shall be applied prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. Earlier application of SFAS 141 (Revised 2007) is prohibited. Assets and liabilities that arose from business combinations whose acquisition dates preceded the application of SFAS 141 (Revised 2007) shall not be adjusted.

In December 2007, FASB issued SFAS 160 (Revised 2007), “Noncontrolling Interests in Consolidated Financial Statements — an amendment of ARB No.51”. SFAS 160 (Revised 2007) clarifies that a noncontrolling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements. It also provides guidance on recognizing a gain or loss in net income when a subsidiary is deconsolidated and providing disclosures in the consolidated financial statements. SFAS 160 (Revised 2007) shall be effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. SFAS 160 (Revised 2007) shall be applied prospectively except for the presentation and disclosure requirements. Earlier application of SFAS 160 (Revised 2007) is prohibited. The Company and its subsidiaries are currently assessing the impact of the requirements of SFAS 160 (Revised 2007) on the consolidated financial statements.

In March 2008, FASB issued SFAS 161, “Disclosures about Derivative Instruments and Hedging Activities”, which is an amendment of SFAS 133. SFAS 161 changes the disclosure requirements for derivative instruments and hedging activities and requires an entity to provide enhanced disclosures about how and why the entity uses derivative instruments, how derivative instruments and related hedged items are accounted for under SFAS 133 and its related interpretations, and how derivative instruments and related hedged items affect the financial position, financial performance and cash flows. SFAS 161 shall be effective for the financial statements issued for fiscal years and interim periods beginning after November 15, 2008. Early adoption is encouraged. The Company and its subsidiaries are currently assessing the impact of the application of SFAS 161 on the consolidated financial statements.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2006 AND 2007
AND YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
57.	RECONCILIATION OF NET INCOME TO NET CASH PROVIDED BY OPERATING ACTIVITIES
         The following table presents the reconciliation of net income to net cash provided by operating activities in accordance with SFAS 95:

	2005	2006	2007
Net income under Indonesian GAAP	7,993,566	11,005,577	12,857,018
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation of property, plant and equipment	7,570,739	9,178,343	9,545,004
Write-down of assets	616,768	58,252	—
Loss on procurement commitments	79,359	—	—
Loss on early settlement of RSA	—	—	47,462
Interest income	(344,686)	(654,984)	(518,663)
Interest expense	1,177,268	1,286,354	1,436,165
Foreign exchange loss (gain)	420,419	(883,831)	176,890
Equity in net (income) loss of associated companies	(10,879)	6,619	(6,637)
(Gain) on sale of property, plant and equipment	(46,193)	(9,463)	(20,641)
Insurance proceeds	(27,580)	—	(10,626)
Loss on redemption of Telkomsel’s notes	19,038	—	—
Loss on sale of long-term investments	—	(22,561)	—
Amortization of goodwill and other intangible assets	918,153	944,403	1,049,477
Amortization of unearned income	(149,824)	(159,272)	(194,151)
Amortization of deferred charges	26,921	28,462	11,906
Provision for doubtful accounts and inventory obsolescence	488,973	458,252	500,808
Compensation for early termination of exclusivity right	—	90,000	90,000
Income tax expense	5,183,887	7,097,202	7,927,823
Minority interest in net income of subsidiaries	3,063,971	3,948,101	4,810,812
Changes in assets and liabilities:
Trade receivables	(706,726)	(353,826)	(134,585)
Other receivables	(124,746)	46,344	858
Inventories	(28,211)	6,948	(8,547)
Prepaid expenses	(578,364)	(217,718)	(334,081)
Prepaid taxes	(1,217)	—	—
Prepaid pension benefits costs	722	—	—
Trade payables	284,599	405,434	(489,982)
Other payables	1,602	646	6,065
Taxes payable	156,089	91,040	(218,470)
Accrued expenses	419,465	1,986,005	(702,109)
Unearned income	562,719	454,970	376,180
Advances from customers and suppliers	(55,343)	(75,245)	(136,445)
Accrued pension and other post-retirement benefits costs	(15,822)	(175,357)	152,604
Accrued LSA	(58,749)	6,637	(390,488)
Accrued post-retirement health care benefits	64,314	(102,294)	(176,805)
Interest paid	(1,200,484)	(1,217,131)	(1,470,328)
Interest received	341,848	642,959	514,524
Income tax paid	(4,938,916)	(7,175,678)	(6,963,766)

Total adjustments	13,109,114	15,689,611	14,870,254

Net cash provided by operating activities	21,102,680	26,695,188	27,727,272